Filed Pursuant to Rule 424(b)(4)
Registration No. 333-178530

PROSPECTUS

$400,000,000

SUNCOKE ENERGY, INC.

EXCHANGE OFFER FOR

7 5/8% SENIOR NOTES DUE 2019

FOR

A LIKE PRINCIPAL AMOUNT OF OUTSTANDING

7 5/8% SENIOR NOTES DUE 2019

SunCoke Energy, Inc. (which we refer to as the “Company”) is offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange an aggregate principal amount of up to $400,000,000 of outstanding 7 5/8% Senior Notes due 2019 that were issued in a private placement (which we refer to as the “outstanding notes”) for an equal principal amount of 7 5/8% Senior Notes due 2019 whose sale will be registered under the U.S. Securities Act of 1933, as amended (which we refer to the as the “exchange notes” and together with the outstanding notes, the “notes”). The terms of the exchange notes will be identical in all material respects to the terms of the outstanding notes, and the Company will issue the exchange notes under the same Indenture (as defined below) as the outstanding notes. The Company issued the outstanding notes in connection with its separation from Sunoco, Inc. (“Sunoco”) and its initial public offering in accordance with the terms of the Indenture dated July 26, 2011 among the Company, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., governing the outstanding notes (which we refer to as the “Indenture”).

The exchange offer expires at 12:00 midnight, New York City time, at the end of Tuesday, January 24, 2012, unless extended.

Terms of the Exchange Offer

•	The Company will issue exchange notes for all outstanding notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

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The terms of the exchange notes are identical in all material respects (including principal amount, interest rate, maturity and redemption rights) to the terms of the outstanding notes for which they may be exchanged, except that the exchange notes generally will not be subject to transfer restrictions or be entitled to registration rights and the exchange notes will not have the right to earn additional interest under circumstances relating to our registration obligations.

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Certain of the Company’s subsidiaries will guarantee the Company’s obligations under the exchange notes, including the payment of principal of, premium, if any, and interest on the notes. These guarantees of the exchange notes will be senior unsecured obligations of the subsidiary guarantors. Additional subsidiaries will be required to guarantee the exchange notes, and the guarantees of the subsidiary guarantors will terminate, in each case in the circumstances described under “Description of Notes—Guarantees.”

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The exchange of outstanding notes for exchange notes pursuant to the exchange offer should not constitute a taxable exchange for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Considerations.”

•	There is no existing market for the exchange notes, and we do not intend to apply to list the exchange notes on any securities exchange or market.

See “Risk Factors” beginning on page 22 for a discussion of the factors you should consider in connection with the exchange offer.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Each broker-dealer that receives exchange notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The accompanying letter of transmittal relating to the exchange offer states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. See “Plan of Distribution.”

The date of this prospectus is December 23, 2011.

You should rely only on the information contained in this prospectus prepared by or on behalf of us to which we have referred you. We have not authorized anyone to provide you with information different from, or inconsistent with, the information contained in this prospectus. We are not making an offer to sell these securities in any jurisdiction where such offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery.

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus, including, among others, in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Such forward-looking statements are based on management’s beliefs and assumptions and on information currently available. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, benefits resulting from our separation from Sunoco, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and may be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “will,” “should” or the negative of these terms or similar expressions. In particular, statements in this prospectus concerning future dividend declarations are subject to approval by our board of directors and will be based upon circumstances then existing.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update any forward-looking statement (or its associated cautionary language), whether as a result of new information or future events, after the date of this prospectus, except as required by applicable law.

The risk factors discussed in “Risk Factors” could cause our results to differ materially from those expressed in forward-looking statements. There may also be other risks that we are unable to predict at this time. Such risks and uncertainties include, without limitation:

•	changes in levels of production, production capacity, pricing and/or margins for metallurgical coal and coke;

•	variation in availability, quality and supply of metallurgical coal used in the cokemaking process, including as a result of non-performance by our suppliers;

•	effects of railroad, barge, truck and other transportation performance and costs, including any transportation disruptions;

•	changes in the marketplace that may affect supply and demand for our metallurgical coal and/or coke products;

•	our relationships with, and other conditions affecting, our customers;

•	the deferral of contracted shipments of coal, or coke, by our customers;

•	severe financial hardship or bankruptcy of one of more of our major customers, or the occurrence of other events affecting our ability to collect payments from our customers;

•	volatility and cyclical downturns in the carbon steel industry and other industries in which our customers operate;

•	our ability to secure new coal supply agreements or to renew existing coal supply agreements;

•	our ability to enter into new, or renew existing, long-term agreements upon favorable terms, for the supply of metallurgical coke to domestic and/or foreign steel producers;

•	our ability to acquire or develop coal reserves in an economically feasible manner;

•	defects in title or the loss of one or more mineral leasehold interests;

•	effects of geologic conditions, weather, natural disasters and other inherent risks beyond our control;

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age of, and changes in the reliability, efficiency and capacity of the various equipment and operating facilities used in our coal mining and/or cokemaking operations, and in the operations of our major customers, business partners and/or suppliers;

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•	changes in the expected operating levels of our assets;

•	our ability to meet minimum volume requirements, coal-to-coke yield standards and coke quality requirements in our coke sales agreements;

•	disruptions in the quantities of coal produced by our contract mine operators;

•	our ability to obtain and renew mining permits, and the availability and cost of surety bonds needed in our coal mining operations;

•	availability of skilled employees for our coal mining and/or cokemaking operations, and other workplace factors;

•	changes in the level of capital expenditures or operating expenses, including any changes in the level of environmental capital, operating or remediation expenditures;

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effects of adverse events relating to the operation of our facilities and to the transportation and storage of hazardous materials (including equipment malfunction, explosions, fires, spills, and the effects of severe weather conditions);

•	changes in product specifications for either the coals or coke that we produce;

•	ability to identify acquisitions, execute them under favorable terms and integrate them into our existing businesses and have them perform at anticipated levels;

•	ability to enter into joint ventures and other similar arrangements under favorable terms;

•	changes in the availability and cost of equity and debt financing;

•	our ability to service our outstanding indebtedness;

•	our ability to comply with the restrictions imposed by our financing arrangements;

•	impact on our liquidity and ability to raise capital as a result of changes in the credit ratings assigned to our indebtedness;

•	changes in credit terms required by our suppliers;

•	changes in insurance markets impacting costs and the level and types of coverage available, and the financial ability of our insurers to meet their obligations;

•	changes in accounting rules and/or tax laws or their interpretations, including the method of accounting for inventories, leases and/or pensions;

•	changes in financial markets impacting pension expense and funding requirements;

•	risks related to labor relations and workplace safety;

•	nonperformance or force majeure by, or disputes with or changes in contract terms with, major customers, suppliers, dealers, distributors or other business partners;

•	changes in, or new, statutes, regulations, governmental policies and taxes, or their interpretations, including those relating to the environment and global warming;

•	the accuracy of our estimates of reclamation and other mine closure obligations;

•	the existence of hazardous substances or other environmental contamination on property owned or used by us;

•	the availability of future permits authorizing the disposition of certain mining waste;

•	claims of our noncompliance with any statutory and regulatory requirements;

•	changes in the status of, or initiation of new litigation, arbitration, or other proceedings to which we are a party or liability resulting from such litigation, arbitration, or other proceedings;

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•	conflicts of interests due to Sunoco’s current controlling interest in us and the limited liability of our directors and officers for breach of fiduciary duty;

•	historical combined and consolidated and pro forma financial data may not be reliable indicator of future results;

•	incremental costs as a stand-alone public company;

•	our substantial indebtedness; and

•	certain covenants in our debt documents.

The factors identified above are believed to be important factors, but not necessarily all of the important factors, that could cause actual results to differ materially from those expressed in any forward-looking statement made by us. Other factors not discussed herein could also have material adverse effects on us. All forward-looking statements included in this prospectus are expressly qualified in their entirety by the foregoing cautionary statements.

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PROSPECTUS SUMMARY

The following summary highlights significant aspects of our business and this offering, but it is not complete. In addition to this summary, you should read the entire prospectus carefully, including the information discussed under “Risk Factors,” and the financial statements and related notes. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements as a result of certain factors, including those set forth in “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

On July 18, 2011 (“Separation Date”), Sunoco contributed the subsidiaries, assets and liabilities that were primarily related to its cokemaking and coal mining operations to us in exchange for 69,999,000 shares of our common stock (the “Separation”). On July 26, 2011, we completed the initial public offering (“initial public offering” or “IPO”) of 13,340,000 shares of our common stock. Unless the context otherwise requires, references to “the Company,” “we,” “our,” “us,” or like terms, when used in a historical context (periods prior to the Separation Date), refer to the cokemaking and coal mining operations of Sunoco prior to their transfer to us in connection with the Separation. References when used in the present tense or prospectively (after the Separation Date), refer to SunCoke Energy, Inc. and our subsidiaries. Our historical financial results as part of Sunoco contained in this prospectus may not reflect our financial results as a stand-alone company or what our financial results would have been had we been a stand-alone company during the periods presented. Please see “Risk Factors—Risks Related to Our Separation from Sunoco.”

Certain industry and other technical terms used throughout this prospectus relating primarily to our business, including terms related to the coke and coal industries, are defined in the “Glossary of Selected Terms” included elsewhere in this prospectus.

Our Company

We are the largest independent producer of high-quality metallurgical coke in the Americas, as measured by tons of coke produced each year, and have over 45 years of coke production experience. Metallurgical coke is a principal raw material in the integrated steelmaking process. We have designed, developed and built, and own and operate five metallurgical cokemaking facilities in the United States and designed and operate one cokemaking facility in Brazil under licensing and operating agreements on behalf of our customer. Our fifth U.S. cokemaking facility in Middletown, Ohio was recently completed and commenced operations in October 2011. With the completion of our Middletown facility, our total U.S. cokemaking capacity has increased to approximately 4.2 million tons of coke per year. The cokemaking facility that we operate in Brazil has cokemaking capacity of approximately 1.7 million tons of coke per year. We also have a preferred stock investment in the project company that owns the Brazil facility. We own and operate coal mining operations in Virginia and West Virginia that have sold an average of approximately 1.2 million tons of metallurgical coal per year (including internal sales to our cokemaking operations) over the past three years.

We are a technological leader in cokemaking. Our advanced heat recovery cokemaking process has numerous advantages over by-product cokemaking, including producing higher quality coke, using waste heat to generate derivative energy for resale and reducing environmental impact. The Clean Air Act Amendments of 1990 specifically directed the U.S. Environmental Protection Agency, or EPA, to evaluate our heat recovery coke oven technology as a basis for establishing Maximum Achievable Control Technology, or MACT, standards for new cokemaking facilities. In addition, each of the four cokemaking facilities that we have built since 1990 has either met or exceeded the applicable Best Available Control Technology, or BACT, or Lowest Achievable Emission Rate, or LAER, standards, as applicable, set forth by the EPA for cokemaking facilities. In conducting our cokemaking operations, we direct our marketing efforts principally towards steelmaking facilities that require high quality metallurgical coke for their blast furnaces. We currently sell approximately 3.6 million tons of metallurgical coke per year to our three primary customers in the United States: ArcelorMittal, United States Steel Corporation, or U.S. Steel, and AK Steel Corporation, or AK Steel. Substantially all of our coke sales are made pursuant to long-term take-or-pay agreements which require that our customers either take all of our coke production up to a specified tonnage maximum or pay the contract price for any such coke they elect not to accept. These coke sales agreements have an average remaining term of approximately 11 years. For the year ended December 31, 2010, ArcelorMittal, our largest customer, accounted for approximately 69 percent of our total revenues.

Our underground metallurgical coal mining operations near our Jewell cokemaking facility had at least 85 million tons of proven and probable coal reserves as of December 31, 2010. In January 2011, we acquired Harold Keene Coal Co., Inc. and its affiliated companies, or the HKCC Companies, for approximately $52 million, consisting of a net cash payment of $36 million and contingent consideration totaling $16 million. This acquisition adds between 250 thousand and 300 thousand tons of coal production annually, with the potential to expand production in the future, and 21 million tons of proven and probable coal reserves located in Russell and Buchanan Counties in Virginia, contiguous to our existing metallurgical coal mining operations.

We had previously reported an expansion plan that we expected to increase coal production from our Jewell underground mines. We had expected to increase annualized production by approximately 350,000 tons in 2012 and to reach a 500,000 ton annualized increase by mid-2013, increasing the annualized rate of coal sales to 2.0 million tons by mid-2013. Reflecting continued tightness in the Appalachian labor market, lower yields from existing and newly developed mine seams and higher costs related to new mining safety regulations, we plan to slow the ramp-up of the expansion plan and delay opening additional new mines until 2013. Increased headcount and additional equipment will be used to increase productivity and augment compliance activities at existing mines in 2012. We now anticipate coal production at our Jewell mines of approximately 1.05 million tons in 2011, approximately 1.15 million tons in 2012 and approximately 1.45 million tons in 2013. We continue to expect capital outlays for the expansion plan, primarily for new mining equipment, to total approximately $30 million, of which $10 million is expected to be spent in 2011.

In early June 2011, we entered into a series of coal transactions with Revelation Energy, LLC, or Revelation. Under a contract mining agreement, Revelation will mine certain coal reserves at our Jewell coal mining operations that are not included in our current proven and probable reserve estimate. This coal will be mined, subject to the satisfaction of certain conditions, over a three-year period beginning late in the fourth quarter of 2011 and is now expected to produce approximately 1.2 million tons of coal over such period, rather than approximately 1.3 million tons, as previously reported. We anticipate 75 percent of production to be mid-volatility metallurgical coal, with the remaining 25 percent thermal coal. In addition, we intend to build a state-of-the-art rapid train coal loading facility in the proximity of our Jewell coal mining operations at an expected cost of approximately $20 million, of which the majority is expected to be spent in 2012. Once completed, the throughput capacity of the loadout facility will be 2.6 million tons per year. The loadout facility will be operated by Revelation and rail service will be provided by Norfolk Southern.

Including the HKCC Companies, our mining operations now consist of 13 active underground mines, one active surface mine and one active highwall mine in Russell and Buchanan Counties, Virginia and McDowell County, West Virginia. Our coal mining operations have historically produced coal that we believe possesses highly desirable coking properties: mid-volatility and low sulfur and ash content. Substantially all of our mined coal has been used internally at our nearby Jewell cokemaking facility or at our other domestic cokemaking facilities. The operations of the recently acquired HKCC Companies produce high volatile A and high volatile B metallurgical coals, which can be blended with the mid-volatility coal produced by our existing coal mining operations, and high quality steam coal.

For the year ended December 31, 2010, our total revenues, net income and Adjusted EBITDA were approximately $1.3 billion, $146.3 million and $227.3 million, respectively. For the nine months ended

September 30, 2011, our total revenues, net income and Adjusted EBITDA were approximately $1.1 billion, $51.4 million and $109.0 million, respectively. For the definition of Adjusted EBITDA and a presentation of net income (loss) calculated in accordance with generally accepted accounting principles, or GAAP, and reconciliation to our Adjusted EBITDA, see “—Summary Historical and Pro Forma Financial and Operating Data.”

Initial Public Offering and Spin-Off

In December 2010, Sunoco formed us as a wholly-owned subsidiary. Sunoco contributed $1,000 to us in exchange for 1,000 shares of our common stock. On the Separation Date, Sunoco contributed the subsidiaries, assets and liabilities that were primarily related to its cokemaking and coal mining operations to us in exchange for 69,999,000 shares of our common stock. As of the Separation Date, Sunoco owned 100% of our outstanding common stock. On July 26, 2011, we completed the IPO of 13,340,000 shares of our common stock.

Immediately following the IPO, Sunoco owned 56,660,000 shares of our common stock, or 80.9% of our outstanding common stock. On December 1, 2011, Sunoco announced that its board of directors had declared a special stock dividend to Sunoco shareholders of the shares of our common stock it owns. The distribution of the special stock dividend will be made by means of a spin-off, which is a pro rata distribution by Sunoco of the shares of our common stock it owns to holders of Sunoco’s common stock. The spin-off is scheduled to occur on January 17, 2012 and, upon completion of the spin-off, Sunoco will cease to own any shares of our common stock.

We have entered into agreements with Sunoco that govern the separation of our businesses from Sunoco and various interim and ongoing relationships. They provided for, among other things, the transfer from Sunoco to us of assets and the assumption by us of liabilities comprising our businesses. For more information regarding the assets and liabilities to be transferred to us, see our combined and consolidated pro forma and historical financial statements and accompanying notes included elsewhere in this prospectus. See “Arrangements Between Sunoco and Our Company” for a more detailed discussion of these agreements. All of the agreements relating to our separation from Sunoco were made in the context of a parent-subsidiary relationship and were entered into in the overall context of our separation from Sunoco. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See “Risk Factors—Risks Related to Our Ongoing Relationship with Sunoco.” In addition, in connection with the Separation and IPO, the Company entered into credit facilities and issued the outstanding notes. See “Description of Certain Indebtedness” for more information regarding the credit facilities.

Competitive Strengths

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Largest independent metallurgical coke producer in the Americas. We are the largest independent metallurgical coke producer in the Americas as measured by tons of coke produced each year. We operate facilities with total cokemaking capacity of approximately 6 million tons, including a facility in Brazil that we operate on behalf of one of our customers. We believe that our operating scale and cokemaking facilities provide strong name recognition throughout the industry and serve as an effective marketing platform to help grow our business. The scale of our operations allows us to leverage company-wide best practices and systems for the continuous improvement of our facilities. In addition, because our facilities, equipment and operational practices are highly standardized, we expect to be able to leverage our experience with our existing facilities in the start up and establishment of projects in new markets.

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Highly efficient, commercially proven cokemaking technology and valuable proprietary know-how. Our cokemaking technology has been developed over five decades through our operational experience and research and development efforts. We operate over one thousand ovens, some of which have been in service for more than 20 years, and have built a record of reliable operations with our customers.

Over the last 20 years, we have also made significant advances in the design of our facilities and have been granted numerous patents for certain proprietary features. As a result of our design improvements and extensive operational know-how, we believe that we possess the most advanced and environmentally sound cokemaking technology in the industry. For example, our oven design and operational practices allow us to produce more electricity from our heat recovery process than any competing heat recovery technology. Our facilities can generate approximately nine megawatts of electric power each hour per 110 thousand tons of cokemaking capacity (e.g., a 550 thousand ton per year facility can produce approximately 45 megawatts per hour) whereas competing heat recovery designs can produce seven or less megawatts of electric power each hour per 110 thousand tons of cokemaking capacity. The Clean Air Act Amendments of 1990 specifically directed the EPA to evaluate our heat recovery coke oven technology as a basis for establishing MACT standards for new cokemaking facilities. In addition, each of the four cokemaking facilities that we have built since 1990 has either met or exceeded the applicable BACT or LAER standards, as applicable, set forth by the EPA for cokemaking facilities. The negative pressure operation of our ovens contains and virtually eliminates emissions of hazardous pollutants that by-product ovens can emit.

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Secure, long-term agreements with leading steelmakers. We make substantially all of our metallurgical coke sales pursuant to long-term coke sales agreements with ArcelorMittal, U.S. Steel and AK Steel, which are three of the largest integrated steelmakers in North America. These coke sales agreements have an average remaining term of approximately 11 years and contain take-or-pay provisions, which require that our customers either take all of our coke production up to a specified tonnage maximum or pay the contract price for any such coke they elect not to accept. To date, our customers have always satisfied their obligations under these agreements. With the exception of our Jewell cokemaking facility, where we mine our own coal, all of our coke sales agreements also effectively provide for the pass-through of coal costs, subject to meeting contractual coal-to-coke yields. The coal component of the Jewell coke price is fixed annually for each calendar year based on the weighted-average contract price of third-party coal purchases at our Haverhill facility applicable to ArcelorMittal coke sales. These features of our coke sales agreements reduce our exposure to coal price changes over the remaining terms of the agreements. In addition, we designed and currently operate one cokemaking facility in Brazil under long-term licensing and operating agreements with affiliates of ArcelorMittal that will run through 2023, subject, in the case of the licensing agreement, to the issuance prior to 2014 of certain patents in Brazil that have been granted in the United States.

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Proven ability to develop, permit, construct and start up new facilities. We have executed the development, permitting, construction and start up of four projects in the United States with approximately 2.3 million tons of cokemaking capacity in the last six years, including our recently completed fifth U.S. cokemaking facility in Middletown, Ohio. We are the only company to complete a greenfield cokemaking facility in the United States in the last 25 years. We believe our demonstrated capability to develop, permit, construct and start up new facilities provides us with an advantage in pursuing growth opportunities in the United States and internationally.

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Demonstrated international operating experience. The Vitória, Brazil cokemaking facility is the largest facility that we operate. Prior to the start up of the facility, we did not have a presence outside of the United States. Using our technology and operating expertise, we provided technical advice during construction, and we completed start up and initiated operation of this facility, including the development and training of the local management team. We believe that our standardized plant design, well-developed operating practices and systems, and experience from our existing operations facilitated the successful execution of this international project and can be replicated for projects in new markets.

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Availability of high-quality metallurgical coal reserves. Including the acquisition of the HKCC Companies in January 2011, we control at least 106 million tons of proven and probable coal reserves. We have sold an average of approximately 1.2 million tons of metallurgical coal per year (including internal sales to our cokemaking operations) over the past three years. In addition, the HKCC Companies sell between 250 thousand and 300 thousand tons of coal annually and have the potential to expand production in the future. Our coal mining operations have historically produced metallurgical coal that we believe possesses highly desirable coking properties and, as such, it can be used as a single-coal blend for making high-quality coke or as a high-quality supplement to nearly any coal blend. We have also used our coal production to supplement coal purchases at our other domestic cokemaking facilities and have the ability to sell coal to third parties, including those in international markets. The operations of the recently acquired HKCC Companies produce high volatile A and high volatile B metallurgical coals, which can be blended with the mid-volatility coal produced by our existing coal mining operations, and high quality steam coal. Since 2003, prices for metallurgical coal have risen by more than 400 percent. We expect demand for high quality metallurgical coal to continue to grow.

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Excellent safety record in coal mining and cokemaking operations. The health and safety of our employees is of paramount importance to us. We believe that we employ best practices and conduct continual training programs in compliance with regulatory requirements to ensure that all of our employees are focused on safety. We have consistently operated our metallurgical coke operations within or near the top quartile for the U.S. Occupational Safety and Health Administration’s recordable injury rates as measured and reported by the American Coke and Coal Chemicals Institute. We work to maintain low recordable injury rates and we have also won the Sentinels of Safety award for 2008 from the U.S. Department of Labor’s Mine Safety and Health Administration, or “MSHA,” for having the mine with the most employee hours worked without experiencing a lost-time injury.

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Highly experienced management team. Our senior operating management team averages 26 years of experience in global industrial manufacturing and infrastructure development, including in the coal, coke and steel-related industries. In September 2010, we hired a new chief executive officer, Frederick A. Henderson, who served as chief executive officer, chief operating officer and chief financial officer of one of the largest global automakers and has extensive global operations and manufacturing experience as well as extensive expertise in dealing with the steel industry. We believe that our management team’s combination of industry knowledge, experience in major manufacturing operations and experience in developing large global fixed asset projects provides a strong leadership foundation for our future growth.

Business and Growth Strategies

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Maintain our consistent focus on operational excellence, safety and environmental stewardship. Operating our cokemaking facilities reliably and at low cost while producing consistently high quality coke is critical to maintaining the satisfaction of our existing customers and our ability to secure new customers and projects. We have developed and instituted a management program to drive the reliable and cost-efficient operation of our facilities through standardized processes, procedures and management systems incorporating best practices that we refer to as the “SunCoke Way.” We believe that the SunCoke Way provides the foundation to achieve operational excellence at our facilities and represents a key component of the future growth of our business. Our expertise at developing, constructing and operating our facilities will enable us to continue growing with our customers, and others, as they construct new blast furnaces and their existing cokemaking facilities require replacement. We are also currently implementing operational improvements in our coal mining business. These initiatives focus on improving the productivity and safety of our operations and include the upgrading or replacement of mining equipment, the implementation of improved operating practices, and the use of enhanced reporting metrics. We are also committed to maintaining a safe work environment and ensuring strict compliance with applicable laws and regulations at both our cokemaking and coal mining operations. To support these objectives, we are in the process of implementing a structured safety and environmental process that provides a robust framework for managing and monitoring safety and environmental performance. We also seek to foster good relationships with regulators, policymakers, state and local officials and the communities in which we operate.

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Grow our international footprint with a focus on key growth markets. We believe that international markets and, in particular, emerging economies will drive the vast majority of coke demand growth in the coming decade and as such will require significant new cokemaking capacity. CRU International, Ltd. estimates that global crude steel production will grow by nearly 4 percent per year to 2,244 million tons by 2020, and that global coke demand will increase by approximately 196 million tons by 2020, representing a 30 percent increase in coke demand from estimated 2010 levels. We have targeted Brazil, China, Eastern Europe and India as key markets that we believe offer us attractive growth opportunities and where we expect to focus our development efforts. We believe our track record as a technological pioneer in cokemaking and our growing portfolio of cokemaking facilities provide strong name recognition throughout the global steel industry and serve as an effective marketing platform. The Vitória, Brazil facility that we designed and operate for a subsidiary of ArcelorMittal represents the successful completion and operation of an international facility in a market where we previously had no presence. Our existing relationships with world-class steelmakers also provide potential customers with a tangible and successfully-demonstrated framework for outsourcing a critical component of their manufacturing process. Our relationships demonstrate that we have the commercial and technical capability and experience to reliably and consistently meet our customers’ needs on a long-term basis. In May 2011, we signed a memorandum of understanding to make a minority equity investment of approximately $30 million in Global Coke Limited, one of the leading metallurgical coke producers in India. In conjunction with the investment, we would provide operations, engineering and technology support to Global Coke. We have conducted due diligence in connection with the proposed transaction and are currently negotiating the proposed terms of our investment. Consummation of the transaction is subject to the approval of management of the respective parties, execution of definitive agreements and the satisfaction of customary closing conditions.

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Continue to grow our North American cokemaking businesses. Integrated steelmakers in the United States and Canada have historically imported and are currently importing coke to fill a structural deficit in the market. This deficit has ranged between two and four million tons of coke per year from 2005 to 2009. These coke volumes have been and continue to be sourced in the international market, largely from Chinese suppliers, and as such are subject to significant price volatility. In addition to this capacity deficit, more than 25 percent of the cokemaking capacity in the United States and Canada, representing 5.7 million tons per year of capacity, is older than 40 years. We believe that a significant proportion of this aging capacity will require replacement in the coming decade to address facility conditions or meet more stringent environmental standards. We believe the combination of these factors—a structural domestic capacity deficit and aging capacity—present an attractive opportunity for our continued growth in North America. To facilitate the development of these opportunities, we plan to leverage our deep knowledge of the market and our relationships with all of the largest integrated steelmakers in North America. In support of this initiative, we are currently in the early stages of permitting a potential new U.S. cokemaking facility in Kentucky that we believe, if constructed, would produce up to 1.1 million tons of coke per year. We are also assessing alternative sites in other states for this project. In light of the current economic and business outlook, we expect to defer seeking customer commitments for this potential facility until we make further progress on obtaining permits, which we anticipate receiving in the latter half of 2012. Our ability to construct a new facility and to enter into new commercial arrangements is dependent upon market conditions in the steel industry. In addition to new growth opportunities, the completion of our Middletown facility is also an important component of our plan to increase the profitability and cash generation of our North American business. We expect that the facility will not only generate incremental earnings and cash flow but also will significantly diversify our earnings base. We anticipate that once our Middletown facility is in full production, none of our coke sales agreements will constitute more than approximately 20 percent of our overall operating income excluding corporate overhead costs, whereas our Jewell coke sales agreement accounted for nearly 80 percent of such income in 2010.

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Reserve a portion of our cokemaking capacity in future projects for opportunistic market sales. All of our current cokemaking capacity is committed under long-term take-or-pay agreements. For our future projects we may seek to reserve a portion of the facility’s overall cokemaking capacity for sales on the open market. We believe that, when combined with a base of long-term commitments, uncommitted capacity reserved for open market sales will provide an attractive opportunity to capture significant value during market up-cycles. We anticipate targeting approximately 5 to 10 percent of our overall coke sales volumes for sales in the open market. In particular, if we are successful in developing a new U.S. cokemaking facility, we may reserve a portion of the annual capacity at such facility for open market sales.

•

Maintain our technological advantage through the development or acquisition of new technologies. Our active engineering and technology development program is focused on maintaining our technological edge. This program is focused on adapting and improving our current cokemaking technology to meet the varying needs of customers in different regions and identifying new or adjacent technologies that could be developed or acquired to augment our offering and create additional growth opportunities. This program also provides a basis for continuous improvement in our current cokemaking operations.

•

Expand our domestic coal production. In January 2011, we acquired the HKCC Companies for approximately $52 million including working capital and contingent consideration. This acquisition adds 21 million tons of proven and probable coal reserves located in Russell and Buchanan Counties in Virginia, contiguous to our existing metallurgical coal mining operations. An expansion plan is underway that we expect will increase our coal production from our underground mines. We had expected to increase annualized production by approximately 350,000 tons in 2012 and to reach a 500,000 ton annualized increase by mid-2013, increasing the annualized rate of coal sales to 2.0 million tons by mid-2013. Reflecting continued tightness in the Appalachian labor market, lower yields from existing and newly developed mine seams and higher costs related to new mining safety regulations, we plan to slow the ramp-up of the expansion plan and delay opening additional new mines until 2013. Increased headcount and additional equipment will be used to increase productivity and augment compliance activities at existing mines in 2012. We now anticipate coal production at our Jewell mines of approximately 1.05 million tons in 2011, approximately 1.15 million tons in 2012 and approximately 1.45 million tons in 2013. We continue to expect capital outlays for the expansion plan, primarily for new mining equipment, to total approximately $30 million, of which $10 million is expected to be spent in 2011.

In early June 2011, we entered into a series of coal transactions with Revelation. Under a contract mining agreement, Revelation will mine certain coal reserves at our Jewell coal mining operations that are not included in our current proven and probable reserve estimate. This coal will be mined, subject to the satisfaction of certain conditions, over a three-year period beginning late in the fourth quarter of 2011 and is now expected to produce approximately 1.2 million tons of coal over such period, rather than approximately 1.3 million tons, as previously reported. We anticipate 75 percent of production to be mid-volatility metallurgical coal, with the remaining 25 percent thermal coal. In addition, we intend to build a state-of-the-art rapid train coal loading facility in the proximity of our Jewell coal mining operations at an expected cost of approximately $20 million, of which the majority is expected to be spent in 2012. Once completed, the throughput capacity of the loadout facility will be 2.6 million tons per year. The loadout facility will be operated by Revelation and rail service will be provided by Norfolk Southern.

•

Maintain liquidity and financial flexibility to facilitate growth. Our core business model is predicated on providing alternatives for steelmakers to investing capital in captive coke production facilities. Consequently, our ability to grow requires significant capital investment for most projects and in turn requires a solid financial profile to support such investments. Our aim is to maintain liquidity and capital resources at levels that will permit us to continue to finance additional growth projects that are likely to require significant capital investment. Where appropriate, we also will pursue opportunities for attractive strategic partnerships and other project financing and structuring options, to maximize value for our stockholders and our customers.

Recent Developments

Spin-off from Sunoco

On December 1, 2011, Sunoco announced that its board of directors had declared a special stock dividend to Sunoco shareholders of the shares of our common stock it owns. The distribution of the special stock dividend will be made by means of a spin-off, which is a pro rata distribution by Sunoco of the shares of our common stock it owns to holders of Sunoco’s common stock. The spin-off is scheduled to occur on January 17, 2012 and, upon completion of the spin-off, Sunoco will cease to own any shares of our common stock.

Indiana Harbor Facility

The Indiana Harbor facility is owned by a partnership, or the Partnership, in which we are the general partner. On September 30, 2011, we acquired the entire 19% ownership interest in the Partnership held by an affiliate of GE Capital for $34.0 million. As a result of this transaction, we now hold an 85% interest in the Partnership. The remaining 15% interest in the Partnership is owned by an affiliate of DTE Energy Company.

The initial term of the Partnership’s coke sales agreement with the customer ends on September 30, 2013. In preparation for negotiation of a new long-term contract, we are conducting an engineering study at the Partnership’s Indiana Harbor facility to identify major maintenance projects necessary to facilitate a long-term contract renewal. In accordance with the preliminary findings of this engineering study, we now expect to spend approximately $50 million in the 2011 through 2013 timeframe to refurbish the facility, rather than approximately $50 million to $100 million, as previously reported. This estimate does not include additional spending that may be required in connection with the settlement of the previously reported Notice of Violation, or NOV at the Indiana Harbor facility. The majority of the spending to complete this refurbishment will take place in 2012 and 2013 and will be contingent on reaching commercially agreeable terms for a long-term contract extension with our customer and the third-party investor in the Partnership. While we believe that there is a reasonable likelihood that we will reach agreement with our customer for a new long-term contract, such an agreement may not be reached.

Our customer also has a contractual relationship to purchase steam and electricity from Cokenergy, Inc., or Cokenergy, an independent power producer that owns and operates an energy facility, including heat recovery equipment, a flue gas desulfurization system and a power generation plant, that processes hot flue gas from the Partnership’s Indiana Harbor facility to produce steam and electricity and to reduce the sulfur and particulate content of such flue gas. The Partnership also has an agreement with Cokenergy under which the Indiana Harbor facility supplies flue gas to Cokenergy and Cokenergy processes such flue gas. The agreement between the Partnership and Cokenergy ends on September 30, 2013. In the first six months of the final year of the agreement between the Partnership and Cokenergy the parties are obligated to negotiate in good faith for an extension to the term of the agreement. In the event that the parties cannot reach agreement on an extension of the term of the agreement, and subject to the rights of our customer to purchase the energy facility from Cokenergy, the Partnership may purchase the assets necessary for the continued operation of the Indiana Harbor cokemaking facility from Cokenergy at fair market value upon written notice to Cokenergy not later than six months prior to the expiration of the agreement. To the extent the Partnership does not exercise such right, Cokenergy at its option may either abandon or remove all or any of the heat recovery equipment of the energy facility.

Risk Factors

There are a number of risks that you should understand before making an investment decision in the exchange notes. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. These risks include, but are not limited to:

•	Risks related to our operations generally, such as:

•	Unfavorable economic conditions could cause our customers to reduce their demand for our products, default on the debts they owe to us or defer contracted shipments of coke or coal.

•	Extensive laws and regulations, including those related to permits, environmental matters and health and safety, may increase our costs of conducting our cokemaking and coal mining businesses.

•	Equipment upgrades, equipment failures and depreciation of assets may lead to production curtailments, shutdowns or additional expenditures.

•	Risks related to our cokemaking business, such as:

•

Our customers operate in a competitive and cyclical industry, which may result in their default on, or failure to comply with, their contractual obligations to purchase coke, failure to extend their existing contracts with us, or enter into new long-term contracts with us that are less advantageous than our existing contracts with them.

•	Our current customer base is concentrated among three customers, with one customer, ArcelorMittal, accounting for approximately 69 percent of our total revenues in 2010.

•	Our domestic or international growth strategies to develop, design, construct, start up and operate new cokemaking facilities domestically or internationally may not be successfully implemented.

•	Risks related to our coal mining business, such as:

•	Coal prices are subject to change and a substantial or extended decline in prices could materially and adversely affect our profitability and the value of our coal reserves.

•

Extensive environmental and safety regulations impose significant costs on our coal mining operations, and future regulations could materially increase those costs, impose new or increased liabilities, limit our ability to produce and sell coal, or require us to change our operations significantly.

•	Operating risks related to our coal mining operations that are beyond our control could result in a material increase in operating expenses and a decrease in production levels.

Corporate and Other Information

The Company was incorporated as SunCoke Energy, Inc. in December 2010 under the laws of the State of Delaware to acquire, own and operate the cokemaking and coal mining operations of Sunoco. Our principal executive offices are located at 1011 Warrenville Road, 6th Floor, Lisle, IL 60532. Our telephone number is +1 (630) 824-1000. Our website is www.suncoke.com. The information and other content contained on our website is not incorporated by reference in this prospectus. You should not consider information and other content contained on our website to be a part of this prospectus.

Summary Terms of the Exchange Offer

The following is a brief summary of the terms of the exchange offer. For a more complete description of the exchange offer, see “Exchange Offer.”

General	On July 26, 2011, the Company issued an aggregate of $400.0 million principal amount of 7 5/8% Senior Notes due 2019 in a private offering in connection with its IPO. In connection with the private offering, the Company and the subsidiary guarantors entered into a registration rights agreement with the initial purchasers in which they agreed, among other things, to deliver this prospectus to you and to complete the exchange offer within 360 days after the date of issuance of the outstanding notes.

The Exchange Offer	The Company is offering to exchange an aggregate principal amount of up to $400,000,000 of outstanding 7 5/8% Senior Notes due 2019 issued in a private placement (which we refer to as the “outstanding notes”) for an equal principal amount of 7 5/8% Senior Notes due 2019 whose sale will be registered under the Securities Act (which we refer to as the “exchange notes”).

Expiration of the Exchange Offer; Withdrawal of Tender	The exchange offer will expire at 12:00 midnight, New York City time, at the end of Tuesday, January 24, 2012, unless extended. The Company does not currently intend to extend the expiration of the exchange offer. You may withdraw your tender of outstanding notes in the exchange offer at any time before the expiration of the exchange offer. Any outstanding notes not accepted for exchange for any reason will be returned without expense to you promptly after the expiration or termination of the exchange offer.

Conditions to the Exchange Offer	The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange. The exchange offer is subject to customary conditions, which we may waive. See “Exchange Offer—Conditions” for more information regarding the conditions to the exchange offer.

Procedures for Tendering Notes	To tender outstanding notes you must deliver a letter of transmittal and deliver the outstanding notes to the exchange agent. Delivery of the outstanding notes may be made by book-entry transfer to the exchange agent’s account at the Depository Trust Company (“DTC”). If you hold your notes in book-entry form through DTC, then in lieu of the procedure for physical delivery of a letter of transmittal and delivery of outstanding notes, you may follow the procedures for the DTC’s Automated Tender Offer Program (“ATOP”).

Specifically, to accept the exchange offer by delivery of a letter of transmittal and outstanding notes:

•

you must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires and deliver the letter of transmittal or facsimile to the exchange agent, including all the required documents, prior to the expiration of the exchange offer; and

•	either:

•	the exchange agent must receive the outstanding notes along with the letter of transmittal; or

•

the exchange agent must receive, before expiration of the exchange offer, timely confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC, according to the procedure for book-entry transfer described in “Exchange Offer—Methods of Delivering Outstanding Notes—Book-Entry Transfer”; or

•	you must comply with the guaranteed delivery procedures described in “Exchange Offer—Methods of Delivering Outstanding Notes—Guaranteed Delivery Procedures.”

If you hold your outstanding notes in book-entry form through DTC, in lieu of the above procedures:

•

you may instruct DTC, in accordance with the ATOP system, to transmit on your behalf a computer-generated message to the exchange agent in which the holder of the outstanding notes acknowledges and agrees to be bound by the terms of the letter of transmittal, which computer-generated message must be received by the exchange agent prior to 12:00 midnight, New York City time, at the end of the expiration date; and

•

the exchange agent must receive, before expiration of the exchange offer, timely confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC, according to the procedure for book-entry transfer described in “Exchange Offer—Methods of Delivering Outstanding Notes—Book-Entry Transfer.”

Special Procedures for Beneficial Owners	If you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you want to tender outstanding notes in the exchange offer, you should contact the registered owner promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. See “Exchange Offer—Procedures for Tendering.”

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes, and time will not permit your required documents to reach the exchange agent by the expiration of the exchange offer, or the procedure for book-entry transfer cannot be completed on time, you may tender your outstanding notes under the procedures described under “Exchange Offer—Methods of Delivery of Outstanding Notes—Guaranteed Delivery Procedures.”

Consequences of Failure to Exchange	Any outstanding notes that are not tendered in the exchange offer, or that are not accepted in the exchange, will remain subject to the restrictions on transfer set forth in the Indenture and described in the Offering Memorandum dated July 20, 2011 (which we refer to as the “Offering Memorandum”). Since the outstanding notes have not been registered under the U.S. federal securities laws, you will not be able to offer or sell the outstanding notes except under an exemption from the requirements of the Securities Act or unless the outstanding notes are registered under the Securities Act. Upon the completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for registration of the outstanding notes under the U.S. federal securities laws. See “Exchange Offer—Consequences of Failure to Tender.”

Material U.S. Federal Income Tax Considerations	The exchange of outstanding notes for exchange notes pursuant to the exchange offer should not constitute a taxable exchange for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Considerations.”

Transferability	Under existing interpretations of the Securities Act by the staff of the SEC contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the exchange notes will generally be freely transferable by holders after the exchange offer without further compliance with the registration and prospectus delivery requirements of the Securities Act (subject to certain representations required to be made by each holder of outstanding notes, as set forth under “Exchange Offer—Procedures for Tendering”). However, any holder of outstanding notes who:

•	is one of our “affiliates” (as defined in Rule 405 under the Securities Act),

•	does not acquire the exchange notes in the ordinary course of business,

•	distributes, intends to distribute, or has an arrangement or understanding with any person to distribute the exchange notes as part of the exchange offer, or

•	is a broker-dealer who purchased outstanding notes from us in the initial offering of the outstanding notes for resale pursuant to Rule 144A or any other available exemption under the Securities Act,

will not be able to rely on the interpretations of the staff of the SEC, will not be permitted to tender outstanding notes in the exchange offer and, in the absence of any exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

The Company’s belief that transfers of exchange notes would be permitted without registration or prospectus delivery under the conditions described above is based on SEC interpretations given to other, unrelated issuers in similar exchange offers. We cannot assure you that the SEC would make a similar interpretation with respect to our exchange offer. We will not be responsible for or indemnify you against any liability you may incur under the Securities Act.

Each broker-dealer that receives exchange notes for its own account under the exchange offer in exchange for outstanding notes that were acquired by the broker-dealer as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offer.

Exchange Agent	The Bank of New York Mellon Trust Company, N.A. is the exchange agent for the exchange offer. The address and telephone number of the exchange agent are set forth under “Exchange Offer—Exchange Agent.”

The Notes

The following summary contains basic information about the notes and is not intended to be complete. In this summary of the exchange offer, “Company,” “we,” “our” and “us” refer only to SunCoke Energy, Inc. and any successor obligor, and not to any of its subsidiaries. The terms of the exchange notes are identical in all material respects to the terms of the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the registration rights agreement and the exchange notes will have a different CUSIP. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be governed by the same Indenture under which the outstanding notes were issued.

The following summary is not intended to be a complete description of the terms of the exchange notes. For a more complete understanding of the notes and the guarantees, please refer to the section entitled “Description of Notes” in this prospectus.

Company	SunCoke Energy, Inc.

Exchange notes offered	$400,000,000 aggregate principal amount of 7 5/8% Senior Notes due 2019.

Maturity date	August 1, 2019.

Interest rate	7.625% per year.

Interest payment dates	August 1 and February 1, commencing February 1, 2012. No interest will be paid on outstanding notes following their acceptance for exchange.

Optional redemption	The notes will be redeemable at our option, in whole or in part, at any time on or after August 1, 2014, at the redemption prices set forth in this prospectus, together with accrued and unpaid interest, if any, to the date of redemption.

At any time prior to August 1, 2014, we may redeem up to 35% of the original principal amount of the notes with the proceeds of certain equity offerings at a redemption price of 107.625% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption.

At any time prior to August 1, 2014, we may also redeem some or all of the notes at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of redemption plus a “make-whole premium.”

Mandatory offers to purchase	The occurrence of a change of control will be a triggering event requiring us to offer to purchase from you all or a portion of your notes at a price equal to 101% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase.

Certain asset dispositions will be triggering events that may require us to use the proceeds from those asset dispositions to make an offer to purchase the notes at 100% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase if such proceeds are not otherwise used within 450 days to repay indebtedness (with a corresponding permanent reduction in commitment, if applicable) or committed within 450 days to be invested in certain assets related to our business or capital stock of a person engaged in a permitted business (as defined under the heading “Description of Notes”) that becomes a restricted subsidiary (as defined under the heading “Description of Notes”) and so invested within 270 days of the end of such 450 day period.

Guarantees	The exchange notes will be guaranteed on a senior unsecured basis by each restricted subsidiary of the Company that guarantees our credit facilities. See “Description of Notes—Guarantees.”

For the nine months ended September 30, 2011, our non-guarantor subsidiaries:

•	represented approximately 33% of our net revenues and

•	represented approximately (24)% of operating income.

As of September 30, 2011, our non-guarantor subsidiaries:

•	represented 14% of our total assets and

•	had $64.4 million of total liabilities, including trade payables but excluding intercompany liabilities.

Ranking	The exchange notes and subsidiary guarantees will be the Company’s and the subsidiary guarantors’ unsecured unsubordinated obligations and:

•

will rank equally in right of payment with all of our and the subsidiary guarantors’ existing and future indebtedness that is not by its terms expressly subordinated in right of payment to the exchange notes;

•

will rank senior in right of payment to all of our and the subsidiary guarantors’ existing and future indebtedness that is by its terms expressly subordinated in right of payment to the exchange notes;

•	will be effectively subordinated to any of our and the subsidiary guarantors’ existing and future secured debt, to the extent of the value of the assets securing such debt; and

•	will be structurally subordinated to all of the existing and future liabilities (including trade payables) of each of the Company’s subsidiaries that do not guarantee the exchange notes.

As of September 30, 2011:

•

we had approximately $697.8 million of indebtedness, consisting of the outstanding notes and borrowings under our senior credit facilities, which borrowings would have ranked equally with the outstanding notes;

•

of our total indebtedness, we had approximately $297.8 million of secured indebtedness, which consisted of the borrowings under our senior credit facilities, to which the notes would have been effectively subordinated;

•	we had commitments available to be borrowed under the credit facilities of $150.0 million, up to $75.0 million in uncommitted incremental facilities and no outstanding letters of credit; and

•	our non-guarantor subsidiaries had $64.4 million of total liabilities (including trade payables), all of which would have been structurally senior to the exchange notes.

Covenants	The exchange notes will be governed by the same Indenture under which the outstanding notes were issued. The Indenture governing the outstanding notes and exchange notes contains covenants that, among other things, limit the ability of the Company and its restricted subsidiaries to:

•	incur additional indebtedness;

•	pay dividends or make other distributions on or repurchase or redeem our capital stock;

•	prepay, redeem or repurchase certain debt;

•	make loans and investments;

•	sell assets;

•	incur liens;

•	enter into transactions with affiliates;

•	enter into agreements restricting the Company’s subsidiaries’ ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

These covenants will be subject to a number of important exceptions and qualifications. For more details, see “Description of Notes.”

Certain covenants will cease to apply to the notes during the period that the notes maintain investment grade ratings from both Moody’s and S&P; provided that no event of default has occurred and is continuing.

No prior market

The exchange notes will generally be freely transferable (subject to certain restrictions discussed in “Exchange Offer”) but will be a new issue of securities for which there will not initially be a market. Accordingly, there can be no assurance as to the development or liquidity of any market for the exchange notes. The initial purchasers in the private offering of the outstanding notes have advised us that they currently intend to make a market for the exchange notes, as permitted by applicable laws and regulations. However, they are not obligated to do so and may discontinue any such market making activities at any time without notice. We do not intend to apply for a listing of the exchange notes on any securities exchange or automated dealer quotation system.

Use of proceeds	We will not receive any proceeds from the exchange offer. See “Use of Proceeds.”

17

Summary Historical and Pro Forma Financial and Operating Data

The following table sets forth certain of our summary historical and pro forma financial and operating data. We derived our summary historical financial data as of December 31, 2010 and 2009, and for the years ended December 31, 2010, 2009 and 2008 from our audited combined financial statements, included elsewhere in this prospectus. We derived our summary historical financial data as of September 30, 2011 and 2010 from our unaudited combined and consolidated financial statements included elsewhere in this prospectus.

Our financial statements include allocations of costs from certain corporate and shared services functions provided to us by Sunoco, as well as costs associated with participation by certain of our executives in Sunoco’s benefit and management incentive plans. The allocation methods for corporate and shared services costs vary by function but generally consist of one of the following: level of support required, usage, headcount or historical costs of assets. The employee benefit costs are allocated as a percentage of the executives’ actual pay while the incentive plan costs represented the actual costs associated the executives.

The financial statements included in this prospectus may not necessarily reflect our financial position, results of operations and cash flows as if we had operated as a stand-alone public company during the periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance.

The summary unaudited pro forma financial data is derived from our pro forma statement of income for the nine months ended September 30, 2011 as well as our pro forma statement of income for the year ended December 31, 2010, included elsewhere in this prospectus. We derived our summary pro forma financial statements by application of pro forma adjustments to our historical financial statements included elsewhere in this prospectus. The unaudited pro forma statements of income give effect to the transactions described elsewhere in this prospectus as if they had occurred as of January 1, 2010.

Our summary unaudited pro forma financial statements have been prepared to reflect adjustments to our historical financial information that are attributable to our separation activities from Sunoco and to the IPO, described in more detail elsewhere in this prospectus. The adjustments attributable to our separation activities reflect changes that will take place to enable us to operate separately from Sunoco, including changes in our capital structure.

The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The summary unaudited pro forma financial data are for illustrative and informational purposes only and do not purport to represent what the financial position or results of operations would have been if we had operated as a stand-alone public company during the periods presented or if the transactions described above had actually occurred as of the dates indicated, nor does it project the financial position at any future date or the results of operations or cash flows for any future period.

The following table includes one financial measure, Adjusted EBITDA, which we use in our business and is not calculated or presented in accordance with GAAP, but we believe such measure is useful to help investors understand our results of operations. We explain this measure and reconcile it to our net income, which is its most directly comparable financial measure calculated and presented in accordance with GAAP in note (4) to the following table.

The information below should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Historical Financial and Operating Data,” “Unaudited Pro Forma Combined and Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Arrangements Between Sunoco and Our Company,” our audited financial statements and related notes and our unaudited combined and consolidated financial statements and related notes included elsewhere in this prospectus.

	Historical					Pro Forma
	Years Ended December 31,			Nine Months Ended September 30,		Year Ended December 31,	Nine Months Ended September 30,

	2010	2009	2008	2011	2010	2010	2011
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(Dollars and shares in thousands, except per share data)
Income Statement Data:
Revenues
Sales and other operating revenue	$1,316,547	$1,124,016	$838,936	$1,113,724	$1,009,197	$1,316,547	$1,113,724
Other income, net(1)	10,046	20,970	1,315	1,051	180	10,046	1,051

Total revenues	1,326,593	1,144,986	840,251	1,114,775	1,009,377	1,326,593	1,114,775

Costs and operating expenses
Cost of products sold and operating expenses	1,036,944	860,830	630,771	933,266	773,510	1,036,944	933,266
Loss on firm purchase commitments	—	—	—	18,544	—	—	18,544
Selling, general and administrative expenses	67,232	40,205	34,244	64,803	41,537	72,012	68,388
Depreciation, depletion and amortization	48,157	32,323	24,554	42,377	35,832	48,157	42,377

Total costs and operating expenses	1,152,333	933,358	689,569	1,058,990	850,879	1,157,113	1,062,575

Operating income	174,260	211,628	150,682	55,785	158,498	169,480	52,200

Interest income—affiliate	23,687	24,063	27,351	12,485	17,965	—	—
Interest income	35	447	218	284	33	35	284
Interest cost—affiliate	(5,435)	(5,663)	(11,187)	(3,565)	(4,422)	—	—
Interest cost	—	—	—	(8,860)	—	(46,150)	(34,613)
Capitalized interest	701	1,493	3,999	5,344	421	7,777	16,277

Total financing income (expense), net	18,988	20,340	20,381	5,688	13,997	(38,338)	(18,052)

Income before income tax expense	193,248	231,968	171,063	61,473	172,495	131,142	34,148
Income tax expense	46,942	20,732	38,131	10,093	41,266	25,826	1,268

Net income	146,306	211,236	132,932	51,380	131,229	105,316	32,880
Less: Net income (loss) attributable to noncontrolling interests(2)	7,107	21,552	19,028	(1,226)	10,466	7,107	(1,226)

Net income attributable to net parent investment/SunCoke Energy, Inc. stockholders	$139,199	$189,684	$113,904	$52,606	$120,763	$98,209	$34,106

Earnings per common share(3)(unaudited):
Basic	$1.99	$2.71	$1.63	$0.75	$1.73	$1.40	$0.49
Diluted	$1.99	$2.71	$1.63	$0.75	$1.73	$1.40	$0.49
Weighted-average shares of common stock outstanding(3):
Basic	70,000	70,000	70,000	70,000	70,000	70,000	70,000
Diluted	70,000	70,000	70,000	70,000	70,000	70,000	70,000

Other Financial Data
Adjusted EBITDA(4)	$227,293	$230,205	$157,256	$109,036	$192,679	$222,513	$105,451

Cash Flows Data:
Net cash provided by operating activities	$296,603	$187,246	$171,330	$58,679	$253,925
Net cash used in investing activities	$(213,921)	$(215,106)	$(304,469)	$(221,792)	$(135,761)
Net cash provided by (used in) financing activities	$(45,331)	$7,619	$133,703	$233,871	$(102,636)
Capital expenditures:
Ongoing(5)	$45,943	$28,218	$15,545	$29,852	$29,758
Expansion(6)	169,714	186,976	288,928	154,365	106,075

Total	$215,657	$215,194	$304,473	$184,217	$135,833

	Historical					Pro Forma
	Years Ended December 31,			Nine Months Ended September 30,		Year Ended December 31, 2010	Nine Months Ended September 30, 2011

	2010	2009	2008	2011	2010
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(Dollars and shares in thousands, except per share data)
Balance Sheet Data (at period end):
Properties, plants and equipment, net(7)	$1,180,208	$1,012,771	$826,072	$1,416,279	$1,112,739
Total assets	$1,718,466	$1,546,686	$1,312,905	$1,879,194	$1,627,933
Total debt, including current portion, due to affiliates	$944,325	$434,269	$408,039	$—	$886,385
Total debt, including current portion, due to unrelated parties	$—	$—	$—	$697,784	$—
Net parent investment/SunCoke Energy, Inc. stockholders’ equity	$369,541	$741,994	$552,412	$569,432	$347,041

Coke Operating Data:
Owned and Operated Capacity Utilization (%)	97	90	95	100	97
Domestic coke sales volumes—owned and operated plants (thousands of tons)	3,638	2,813	2,628	2,767	2,726
International coke production—operated plant (thousands of tons)	1,636	1,263	1,581	1,149	1,266

Coal Operating Data(8):
Coal sales (thousands of tons):
Internal use	1,275	1,189	1,170	865	995
Third parties	2	25	63	226	—

Total	1,277	1,214	1,233	1,091	955

Coal production (thousands of tons)	1,104	1,134	1,179	1,015	846

(1)	Includes preferred dividend income from our investment in the company which owns the coke facility we operate in Brazil of $9.5 and $19.0 million for the years ended December 31, 2010 and 2009, respectively.
(2)	Represents amounts attributable to third-party investors in our Indiana Harbor cokemaking operations.
(3)	The weighted average number of common shares outstanding for all periods presented includes 70.0 million shares of common stock owned by Sunoco on the Separation Date as a result of its contribution of the assets of its cokemaking and coal mining operations to SunCoke Energy, Inc. and related capitalization. For the nine-month period ended September 30, 2011, diluted earnings per share is calculated to give effect to share-based compensation awards granted in connection with the IPO, using the treasury stock method. There is no difference between basic and diluted earnings per share for the periods presented, since there were no dilutive securities outstanding during these periods.

(4)	EBITDA represents earnings before interest, taxes, depreciation, depletion and amortization. Our EBITDA for all periods presented reflects sales discounts included as a reduction in sales and other operating revenue in our combined and consolidated statements of income. These sales discounts represent the sharing with our customers of a portion of nonconventional fuels tax credits, which reduce our income tax expense. However, we believe that our Adjusted EBITDA would be inappropriately penalized if these discounts were treated as a reduction of EBITDA since they represent sharing of a tax benefit which is not included in EBITDA. Accordingly, in computing our Adjusted EBITDA, we have added back these sales discounts. Our Adjusted EBITDA also reflects the deduction of income attributable to noncontrolling interests in our Indiana Harbor cokemaking operations. As a result of these adjustments, our Adjusted EBITDA may not be comparable to EBITDA or similarly titled measures of other entities as other entities may not calculate EBITDA in the same manner as we do. Adjusted EBITDA does not represent and should not be considered an alternative to net income under GAAP. The following table (unaudited) reconciles Net Income to EBITDA and Adjusted EBITDA:

	Historical					Pro Forma
	Years Ended December 31,			Nine Months Ended September 30,		Year Ended December 31, 2010	Nine Months Ended September 30, 2011

	2010	2009	2008	2011	2010
	(Dollars in thousands, except per share data)
Net income	$146,306	$211,236	$132,932	$51,380	$131,229	$105,316	$32,880
Add: Depreciation, depletion and amortization	48,157	32,323	24,554	42,377	35,832	48,157	42,377
Subtract: Interest income (primarily from affiliates)	(23,722)	(24,510)	(27,569)	(12,769)	(17,998)	(35)	(284)
Add: Interest cost—affiliates	5,435	5,663	11,187	3,565	4,422	—	—
Add: Interest cost	—	—	—	8,860	—	46,150	34,613
Subtract: Capitalized interest	(701)	(1,493)	(3,999)	(5,344)	(421)	(7,777)	(16,277)
Add: Income tax expense	46,942	20,732	38,131	10,093	41,266	25,826	1,268

EBITDA	222,417	243,951	175,236	98,162	194,330	217,637	94,577
Add: Sales discounts provided to customers due to sharing of nonconventional fuels tax credits	11,983	7,806	1,048	9,648	8,815	11,983	9,648
Add (Subtract): Net (income) loss attributable to noncontrolling interests	(7,107)	(21,552)	(19,028)	1,226	(10,466)	(7,107)	1,226

Adjusted EBITDA	$227,293	$230,205	$157,256	$109,036	$192,679	$222,513	$105,451

(5)	Ongoing capital expenditures are capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity of the assets and/or to extend their useful lives. Ongoing capital expenditures also include new equipment which improves the efficiency, reliability or effectiveness of existing assets. Ongoing capital expenditures do not include normal repairs and maintenance expenses which are expensed as incurred.
(6)	Expansion capital expenditures are capital expenditures made to construct new facilities as well as spending to acquire new facilities or assets which are complementary to our existing assets.
(7)	Includes lease and mineral rights and other intangibles.
(8)	Includes production from company and contractor operated mines.

RISK FACTORS

You should carefully consider each of the following risks and all of the other information set forth in this prospectus before participating in the exchange offer. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. If any of the following risks and uncertainties develops into actual events, our business, financial condition or results of operations could be materially and adversely affected.

Risks Related to the Exchange Offer

If you choose not to exchange your outstanding notes in the exchange offer, the transfer restrictions currently applicable to your outstanding notes will remain in force and the market price of your outstanding notes could decline.

If you do not exchange your outstanding notes for exchange notes in the exchange offer, then you will continue to be subject to the transfer restrictions on the outstanding notes as set forth in the Offering Memorandum distributed in connection with the private offering of the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act.

If you do not exchange your outstanding notes for exchange notes in the exchange offer and other holders of outstanding notes tender their outstanding notes in the exchange offer, the total principal amount of the outstanding notes remaining after the exchange offer will be less than it was prior to the exchange offer, which may have an adverse effect upon and increase the volatility of, the market price of the outstanding notes due to reduction in liquidity.

Your ability to transfer the notes may be limited by the absence of an active trading market, and an active trading market may not develop for the notes.

The exchange notes are a new issue of securities for which there is no established trading market. We do not intend to have the exchange notes listed on a national securities exchange or to arrange for quotation on any automated quotation system. The initial purchasers have advised us that they intend to make a market in the exchange notes, as permitted by applicable laws and regulations; however, the initial purchasers are not obligated to make a market in the exchange notes, and they may discontinue their market-making activities at any time without notice. Therefore, we cannot assure you as to the development or liquidity of any trading market for the exchange notes. The liquidity of any market for the exchange notes will depend on a number of factors, including:

•	the number of holders of exchange notes;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the exchange notes; and

•	prevailing interest rates.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. The market, if any, for the exchange notes may face similar disruptions that may adversely affect the prices at which you may sell your exchange notes. Therefore, you may not be able to sell your exchange notes at a particular time and the price that you receive when you sell may not be favorable.

You may not receive the exchange notes in the exchange offer if the exchange offer procedures are not properly followed.

We will issue the exchange notes in exchange for your outstanding notes only if you properly tender the outstanding notes before expiration of the exchange offer. Neither we nor the exchange agent are under any duty to give notification of defects or irregularities with respect to the tenders of the outstanding notes for exchange. If you are the beneficial holder of outstanding notes that are held through your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender such notes in the exchange offer, you should promptly contact the person or entity through which your outstanding notes are held and instruct that person or entity to tender on your behalf.

Broker-dealers may become subject to the registration and prospectus delivery requirements of the Securities Act and any profit on the resale of the exchange notes may be deemed to be underwriting compensation under the Securities Act.

Any broker-dealer that acquires exchange notes in the exchange offer for its own account in exchange for outstanding notes which it acquired through market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the exchange notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

Risks Related to Our Operations

Unfavorable economic conditions may cause our customers to reduce their demand for our products or default on their obligations to us, both of which could adversely affect our cash flows, financial position or results of operations.

Economic conditions in the United States and throughout much of the world experienced a sudden, sharp downturn in 2008 and 2009. If such unfavorable economic conditions were to occur again, certain of our metallurgical coke customers may reduce their demand for our coke and coal, seek to delay shipments, or may struggle or fail to meet their obligations to us, especially if they experience defaults on receivables due from their customers. Our steel industry customers experience significant fluctuations in demand for steel products because of economic conditions, consumer demand, raw material and energy costs, and decisions by the U.S. federal and state governments to fund or not fund infrastructure projects, such as highways, bridges, schools, energy plants, railroads and transportation facilities. Unfavorable economic conditions, including the reduced availability of credit, may cause a reduction in the demand for steel products, which, in turn, could adversely affect our customers’ demand for our products. During periods of weak demand for steel or coal, our customers may seek to renegotiate or cancel their existing coke and coal purchase commitments to us, or decline to renew existing agreements with us when such agreements expire. As a result, we may not be able to sell all the coke and coal that we produce.

Future disruptions of the credit markets may result in financial instability of some of our customers and, in some cases, lead to their insolvency and/or bankruptcy. Such instability could cause our customers to default on their obligations to us. In addition, competition with other suppliers of coke or coal could force us to extend credit to customers and on terms that could increase the risk of payment default. Any of these events ultimately could have an adverse effect on our cash flows, financial position or results of operations.

We are subject to extensive laws and regulations, which may increase our cost of doing business and have an adverse effect on our cash flows, financial position or results of operations.

Environmental, Health and Safety Laws

Our operations are subject to increasingly strict regulation by federal, state and local authorities with respect to protection of the environment and health and safety matters, including those legal requirements pursuant to the

Clean Air Act and other laws that govern discharges of substances into the air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites, the protection of groundwater quality and availability, plant and wildlife protection, reclamation and restoration of properties after mining or drilling is completed, the installation of various safety equipment in our facilities, control of surface subsidence from underground mining protection of employee health and safety. Complying with these requirements, including the terms of our permits, can be costly and time-consuming, and may delay commencement or continuation of exploration or production operations.

Failure to comply with these regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could limit our operations. We may not have been, or may not be, at all times, in complete compliance with all of these requirements, and we may incur material costs or liabilities in connection with these requirements, or in connection with remediation at sites we own, or third-party sites where it has been alleged that we have liability, in excess of the amounts we have accrued. In addition, these requirements are complex, change frequently and have tended to become more stringent over time. These requirements may change in the future in a manner that could have a material adverse effect on our business. For a description of certain environmental laws and matters applicable to us, see “Business—Legal and Regulatory Requirements.”

In addition, greenhouse gas emissions may be subject to future federal regulation. The EPA has begun to implement greenhouse gas-related reporting and permitting rules, and the U.S. Congress has considered “cap and trade” legislation that would establish an economy-wide cap on emissions of greenhouse gases and require most sources of greenhouse gas emissions to obtain greenhouse gas emission “allowances” corresponding to their annual emissions of greenhouse gases. Federal or state regulations requiring us, or our customers, to employ expensive technology to capture and sequester carbon dioxide could adversely affect our future revenues, or profitability.

Healthcare Laws

The Patient Protection and Affordable Care Act, or “PPACA”, which was implemented in 2010, amended previous legislation related to coal workers’ black lung obligations. PPACA provides for the automatic extension of awarded lifetime benefits to surviving spouses and changes the legal criteria used to assess and award claims. Our obligation related to black lung benefits is estimated based on various assumptions, including actuarial estimates, discount rates, and changes in health care costs. We are currently evaluating the impact of PPACA based on available trend rates and other current information. We have not concluded our evaluation but believe that the impact of PPACA, coupled with anticipated changes in discount rates and other assumptions, may increase our black lung benefit obligation by approximately $4 to $6 million. We anticipate that we will complete our evaluation in the fourth quarter of 2011. A substantial increase in costs as a result of this legislation, and the related regulations, could have a potentially adverse effect on our financial condition or results of operations.

Equipment upgrades, equipment failures and deterioration of assets may lead to production curtailments, shutdowns or additional expenditures.

Our cokemaking and coal mining operations depend upon critical pieces of equipment that occasionally may be out of service for scheduled upgrades or maintenance or as a result of unanticipated failures. Our facilities are subject to equipment failures and the risk of catastrophic loss due to unanticipated events such as fires, accidents or violent weather conditions. As a result, we may experience interruptions in our processing and production capabilities, which could have a material adverse effect on our results of operations and financial condition.

In addition, assets critical to the operations of our cokemaking and coal mining operations, including our cokemaking facilities and equipment and our coal mines, may deteriorate or become depleted materially sooner than we currently estimate. Such deterioration of assets may result in additional maintenance spending or additional capital expenditures. If these assets do not generate the amount of future cash flows that we expect, and we are not able to procure replacement assets in an economically feasible manner, our future results of operations may be materially and adversely affected.

We are also required to perform impairment tests on our assets whenever events or changes in circumstances lead to a reduction of the estimated useful life or estimated future cash flows that would indicate that the carrying amount may not be recoverable or whenever management’s plans change with respect to those assets. If we are required to incur impairment charges in the future, our results of operations in the period taken could be materially and adversely affected.

We may be unable to obtain, maintain or renew permits or leases necessary for our operations, which could materially reduce our production, cash flow or profitability.

Our cokemaking facilities and coal mining operations require us to obtain a number of permits that impose strict regulations on various environmental and operational matters in connection with cokemaking and coal mining. These include permits used by various federal, state and local agencies and regulatory bodies. The permitting rules, and the interpretations of these rules, are complex, change frequently, and are often subject to discretionary interpretations by our regulators, all of which may make compliance more difficult or impractical, and may possibly preclude the continuance of ongoing operations or the development of future cokemaking facilities or coal mines. The public, including non-governmental organizations, environmental groups and individuals, have certain statutory rights to comment upon and submit objections to requested permits and environmental impact statements prepared in connection with applicable regulatory processes, and otherwise engage in the permitting process, including bringing citizen’s lawsuits to challenge the issuance of permits, the validity of environmental impact statements or performance of cokemaking or coal mining activities. For example, environmental groups have challenged our permit-to-install, or PTI, for our Middletown, Ohio facility on the basis that the facility fails to satisfactorily meet the requirements of the Clean Air Act. If this challenge succeeds, or any permits or leases are not issued or renewed in a timely fashion or at all, or if permits issued or renewed are conditioned in a manner that restricts our ability to efficiently and economically conduct our cokemaking or coal mining operations, our cash flows or profitability could be materially and adversely affected.

Our businesses are subject to inherent risks, some for which we maintain third-party insurance and some for which we self-insure. We may incur losses and be subject to liability claims that could have a material adverse effect on our financial condition, results of operations or cash flows.

We currently maintain insurance policies through Sunoco that provide limited coverage for some, but not all, of the potential risks and liabilities associated with our businesses. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. As a result, we may not be able to renew our existing insurance policies or procure other desirable insurance on commercially reasonable terms, if at all. In addition, certain environmental and pollution risks generally are not fully insurable. Even where insurance coverage applies, insurers may contest their obligations to make payments. Our insurance costs may increase and certain coverages may be unavailable if we are no longer participating in Sunoco’s insurance plans or programs. Our financial condition, results of operations and cash flows could be materially and adversely affected by losses and liabilities from un-insured or under-insured events, as well as by delays in the payment of insurance proceeds, or the failure by insurers to make payments.

We also may incur costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. We must compensate employees for work-related injuries. If we do not make adequate provision for our workers’ compensation liabilities, it could harm our future operating results. If we are pursued for these sanctions, costs and liabilities, our operations and our profitability could be adversely affected.

Our operating results have been and may continue to be affected by fluctuations in our costs of production, and, if we cannot pass increases in our costs of production to our customers, our financial condition, results of operations and cash flows may be negatively affected.

Over the course of the last two to three years, many of the components of our cost of produced coke and coal revenues, including cost of supplies, equipment and labor, have experienced significant price inflation, and such price inflation may continue in the future. Our coal mining operations, for example, require a reliable supply of mining and industrial equipment, replacement parts, fuel and steel-related products, including roof control and lubricants. The supplier base providing such mining materials and equipment has been relatively consistent in recent years, although there continues to be consolidation, resulting in a situation where purchases of certain underground mining equipment are concentrated in single suppliers. The price of such components is also highly volatile. Our profit margins may be reduced and our financial condition, results of operations and cash flows may be adversely affected if the costs of production increase significantly and we cannot pass such increases in our costs of production to our customers.

If we fail to maintain satisfactory labor relations, we may be adversely affected. Union represented labor creates an increased risk of work stoppages and higher labor costs.

If some, or all, of our non-union operations become unionized, we may be subject to an increased risk of work stoppages, other labor disputes and higher labor costs, which may adversely affect the stability of production and reduce our future revenues, or profitability. Legislation has been proposed to the U.S. Congress to enact a law allowing for workers to choose union representation solely by signing election cards, which would eliminate the use of secret ballots to elect union representation. While the impact is uncertain, if such legislation is enacted into law, it will be administratively easier for labor unions to organize into collective bargaining units and may lead to more of our operations becoming unionized.

We have obligations for long-term employee plan benefits that may involve expenses that are greater than we have assumed.

We are required to provide various long-term employee benefits to retired employees and current employees who will retire in the future. At December 31, 2010, these obligations included:

•	pension benefits of $30.9 million; and

•	post retirement medical and life insurance of $46.8 million.

We have estimated certain of these unfunded obligations based on actuarial assumptions described in the notes to our financial statements. However, if our assumptions are inaccurate, we could be required to expend materially greater amounts than anticipated. Approximately 98 percent of the pension benefits were funded on an accounting basis at December 31, 2010, while the post-retirement medical and life insurance obligations are unfunded. If we are required to expend materially greater amounts than anticipated, it could have a material and adverse effect on our financial condition, results of operations and cash flows.

We currently are, and likely will be, subject to litigation, the disposition of which could have a material adverse effect on our cash flows, financial position or results of operations.

The nature of our operations exposes us to possible litigation claims in the future, including disputes relating to our operations and commercial and contractual arrangements. Although we make every effort to avoid litigation, these matters are not totally within our control. We will contest these matters vigorously and have made insurance claims where appropriate, but because of the uncertain nature of litigation and coverage decisions, we cannot predict the outcome of these matters. In January of 2011, we settled a significant litigation matter with certain operating subsidiaries of ArcelorMittal USA, the customer purchasing coke from our Jewell cokemaking facility. Litigation is very costly, and the costs associated with prosecuting and defending litigation matters could have a material adverse effect on our financial condition and profitability. In addition, our profitability or cash flow in a particular period could be affected by an adverse ruling in any litigation currently pending in the courts or by litigation that may be filed against us in the future. We are also subject to significant environmental and other government regulation, which sometimes results in various administrative proceedings.

Risks Related to Our Cokemaking Business

Our customers operate in a competitive and cyclical industry, and their default or non-compliance on their contractual obligations to purchase coke from us, or the failure of our customers to continue to purchase coke from us at similar prices under similar arrangements, may have a material and adverse effect on our financial position, results of operations and cash flows.

All of our coke sales agreements contain take-or-pay provisions, pursuant to which our customers are required to either take all of our coke production up to a specified tonnage maximum or pay the contract price for any such coke they elect not to accept. During periods of weak demand for steel, our steel industry customers may experience significant reductions in their operations, or substantial declines in the prices of the steel they sell. These and other factors may lead some customers to seek renegotiation or cancellation of their existing long-term coke purchase commitments to us. We have, and will continue to, work constructively with our customers to resolve issues, and, where appropriate, we will actively pursue legal process to protect our rights. Customer defaults on existing contractual obligations to purchase our coke may have a material and adverse effect on our financial position, results of operations and cash flows.

If a substantial portion of our agreements to supply metallurgical coke are modified or terminated or if force majeure is exercised, we may be adversely affected if we are not able to replace such agreements, or if we are not able to enter into new agreements at the same level of profitability. The profitability of our long-term coke sales agreements depends on a variety of factors that vary from agreement to agreement and fluctuate during the agreement term. We may not be able to obtain long-term agreements at favorable prices, compared either to market conditions or to our cost structure. Price changes provided in long-term supply agreements may not reflect actual increases in production costs. As a result, such cost increases may reduce profit margins on our long-term coke sales agreements. In addition, contractual provisions for adjustment or renegotiation of prices and other provisions may increase our exposure to short-term price volatility.

From time to time, we discuss the extension of existing agreements and enter into new long-term agreements for the supply of metallurgical coke to our customers, but these negotiations may not be successful and these customers may not continue to purchase coke from us under long-term coke sales agreements. If any one or more of these customers were to significantly reduce their purchases of coke from us, or if we were unable to sell coke to them on terms as favorable to us as the terms under our current agreements, our cash flows, financial position and results of operations may be materially and adversely affected.

Further, because of certain technological design constraints, which are discussed in more detail in “Business—Our Cokemaking Technology,” we do not have the ability to shut down our cokemaking operations if we do not have adequate customer demand. If a customer refuses to take or pay for our coke, we must continuously operate our coke ovens even though we may not be able to sell our coke immediately and may incur significant additional costs for natural gas to maintain the temperature inside our coke oven batteries, which may have a material and adverse effect on our financial position, results of operations and cash flows.

The financial performance of our cokemaking business is substantially dependent upon three customers in the steel industry, and any failure by them to perform under their contracts with us could adversely affect our financial condition, results of operations and cash flows.

Substantially all of our domestic coke sales are currently made under long-term contracts with ArcelorMittal, U.S. Steel and AK Steel. For the year ended December 31, 2010, ArcelorMittal accounted for approximately 69 percent of our total revenues. We expect these three customers to continue to account for a significant portion of our revenues for the foreseeable future. If any one or more of these customers were to significantly reduce its purchases of coke from us, or default on their agreements with us, or fail to renew or terminate its agreements with us, or if we were unable to sell coke to any one or more of these customers on terms as favorable to us as the terms under our current agreements, our cash flows, financial position and results of operations could be materially and adversely affected.

We may not be able to successfully implement our North American growth strategy and develop, design, construct, start up, or operate new cokemaking facilities in North America.

We may not be able to complete construction of, or efficiently operate, cokemaking facilities that we develop in the future. Further development of future cokemaking facilities may not be within the expected time line or budget. We cannot predict the effect that any failed expansion may have on our core business. Regardless of whether we are successful in constructing and/or operating additional cokemaking facilities, the negotiations for development of such facilities could disrupt our ongoing business, distract management and increase our expenses. If we are not able to successfully execute our plans for the development and expansion of our North American cokemaking operations, whether as a result of unfavorable market conditions in the steel industry or otherwise, our future revenues and profitability could be materially and adversely affected.

We may not be able to successfully implement our international growth strategy and develop, design, construct, start up and operate new cokemaking facilities outside of North America.

A central element of our growth strategy involves the international expansion of our business. We expanded our cokemaking business internationally in 2007 through our development and operation of our customer’s cokemaking facility in Vitória, Brazil. We are currently exploring opportunities with steel companies for developing new cokemaking facilities in foreign countries, which could be either wholly owned or developed through other business structures.

Our ability to expand internationally and enter into additional arrangements in non-U.S. markets is subject to a variety of risks, including, but not limited to:

•	the possibility of negative developments in the demand for steel in non-U.S. markets;

•	the difficulty or costs associated with complying with industry guidelines or laws or regulations of non-U.S. markets;

•

the possibility that language and other cultural differences may inhibit our development and operations efforts and create internal communication problems among our U.S. and non-U.S. teams, increasing the difficulty of managing multiple, remote locations performing various development and quality assurance projects;

•	compliance with non-U.S. laws that may be unfamiliar to our management and employees;

•	currency risk due to the fact that our revenues and/or expenses for our international operations may be denominated in different currencies; and

•	economic, political instability or legal restrictions could affect our ability to efficiently invest and repatriate our capital from the local country.

If we are not able to successfully execute our plans for international development and expansion of our cokemaking operations, as a result of unfavorable market conditions in the steel industry or otherwise, our future revenues and profitability could be materially and adversely affected.

Excess capacity in the global steel industry, including in China, may weaken demand for steel produced by our U.S. steel industry customers, which, in turn, may reduce demand for our coke.

In some countries, such as China, steelmaking capacity exceeds demand for steel products. Rather than reducing employment by matching production capacity to consumption, steel manufacturers in these countries (often with local government assistance or subsidies in various forms) may export steel at prices that are significantly below their home market prices and that may not reflect their costs of production or capital. The availability of this steel at such prices may negatively affect our steelmaking customers, who may not be able to increase the prices that they charge for steel as supply of steel increases. As a result, the profitability and financial position of our steelmaking customers may be adversely affected, which in turn, could adversely affect the certainty of our long-term relationships with those customers and our own financial position, results of operations and cash flows.

We face increasing competition both from alternative steelmaking and cokemaking technologies that have the potential to reduce or completely eliminate the use of metallurgical coke, may reduce the demand for the coke we produce and which could have an adverse effect on our results of operations.

Historically, metallurgical coke has been used as a main input in the production of steel in blast furnaces, and nearly all integrated steel mills still use blast furnace technology. However, many steelmakers also are exploring alternatives to blast furnace technology that require less or no use of metallurgical coke. For example EAF technology is a commercially proven process widely used in the United States. As these alternative processes for production of steel become more widespread, the demand for metallurgical coke, including the coke we produce, may be significantly reduced, and this reduction could have a material and adverse effect on our financial position, results of operations and cash flows.

We also face competition from alternative cokemaking technologies, including both by-product and non-recovery technologies. As these technologies improve and as new technologies are developed, we anticipate that competition among non-conventional coke producers will intensify. Such increased competition may adversely affect our future revenues and profitability.

Certain provisions in our long-term coke sales agreements, resulting in suspension of the performance due to force majeure, or imposition of economic penalties for failure to meet minimum volume requirements or other required specifications, may have an adverse effect on our future revenues, or profitability.

All of our coke sales agreements contain provisions requiring us to supply minimum volumes of coke to our customers. To the extent we do not meet these minimum volumes, we are generally required under the terms of our coke sales agreements to procure replacement coke supply to our customers at the applicable contract price or potentially be subject to cover damages for any shortfall. For example, in 2010, we did not meet our contractual volume minimums at our Indiana Harbor cokemaking facility. Because our customer did not require the additional coke, we were not required to replace the shortfall nor did we incur financial penalties. In 2011, we again expected production volumes at our Indiana Harbor cokemaking facility to be below the contractual minimum levels and as such, contracted for third party coke supply to meet the expected shortfall for 2011 at a cost that exceeded our contract selling price. However, operational improvements have increased production and we now anticipate coke production will be sufficient to meet our contractual requirements. If future shortfalls occur, we will work with our customer to identify possible other supply sources while we implement operating improvements at this facility, but we may not be successful in identifying alternative supplies and may be subject to paying the contract price for any shortfall or for cover damages, either of which could adversely affect our future revenues and profitability. Most of our coke sales agreements also contain provisions requiring us to deliver coke that meet certain quality thresholds. Failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or termination of our agreements, any or all of which could adversely affect our future revenues and profitability.

Our coke sales agreements contain force majeure provisions allowing temporary suspension of performance by our customers during the duration of specified events beyond the control of our customers. Declaration of force majeure, coupled with a lengthy suspension of performance under one or more coke sales agreements, may seriously and adversely affect our cash flows, financial position and results of operations.

Income from operation of the Vitória, Brazil cokemaking facility may be affected by global and regional economic and political factors and the policies and actions of the Brazilian government.

The Vitória cokemaking facility is owned by a project company controlled by a Brazilian affiliate of ArcelorMittal. We earn income from the Vitória, Brazil operations through licensing and operating fees earned at the Brazilian cokemaking facility payable to us under long-term agreements with the project company and an annual preferred dividend from the project company guaranteed by the Brazilian affiliate of ArcelorMittal. These revenues depend on continuing operations and, in some cases, certain minimum production levels being achieved at the Vitória cokemaking facility. In the past, the Brazilian economy was characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles. The Brazilian government has changed in the past, and may change monetary, taxation, credit, tariff and other policies to influence Brazil’s economy in the future. If the operations at Vitória cokemaking facility are interrupted or if certain minimum production levels are not achieved, we will not be able to earn the same licensing and operating fees as we are currently earning which could have an adverse affect on our financial position, results of operations and cash flows.

To the extent we do not meet coal-to-coke yield standards in our coke sales agreements, we are responsible for the cost of the excess coal used in the cokemaking process, which could adversely impact our results of operations and profitability.

Our ability to pass through our coal costs to our customers under our coke sales agreements is generally subject to our ability to meet some form of coal-to-coke yield standard. To the extent that we do not meet the yield standard in the contract, we are responsible for the cost of the excess coal used in the cokemaking process. We may not be able to meet the yield standards at all times, and as a result we may suffer lower margins on our coke sales and our results of operations and profitability could be adversely affected.

Disruptions to our supply of coal and coal blending services may reduce the amount of coke we produce and deliver and, if we are not able to cover the shortfall in coal supply or obtain replacement blending services from other providers, our results of operations and profitability could be adversely affected.

Most of the metallurgical coal used to produce coke at our cokemaking facilities, other than our Jewell facility, is purchased from third parties under one- to two-year contracts. While we believe there is an ample supply of metallurgical coal available and we have been able to supply these facilities without any significant disruption in coke production in the past, economic, environmental, and other conditions outside of our control may reduce our ability to source sufficient amounts of coal for our forecasted operational needs. The failure of our coal suppliers to meet their supply commitments could materially and adversely impact our results of operations if we are not able to make up the shortfalls resulting from such supply failures through purchases of coal from other sources.

Other than at our Jewell cokemaking facility, we rely on third parties to blend coals that we have purchased into coal blends that we use to produce coke. We have entered into long-term agreements with coal blending service providers that are co-terminous with our coke sales agreements. Generally, we store an inventory of blended coal at or near our cokemaking facilities to cover approximately 15 to 30 days of coke production. There are limited alternative providers of coal blending services and disruptions from our current service providers could materially and adversely impact our results of operations.

Limitations on the availability and reliability of transportation, and increases in transportation costs, particularly rail systems, could materially and adversely affect our ability to obtain a supply of coal and deliver coke to our customers.

Our ability to obtain coal depends primarily on third-party rail systems and to a lesser extent river barges. If we are unable to obtain rail or other transportation services, or are unable to do so on a cost-effective basis, our results of operations could be adversely affected. Alternative transportation and delivery systems are generally inadequate and not suitable to handle the quantity of our shipments or to ensure timely delivery. The loss of access to rail capacity could create temporary disruption until the access is restored, significantly impairing our ability to receive coal and resulting in materially decreased revenues. Our ability to open new cokemaking facilities may also be affected by the availability and cost of rail or other transportation systems available for servicing these facilities.

Our coke production obligations at our Jewell cokemaking facility and one half of our Haverhill cokemaking facility require us to deliver coke to certain customers via railcar. We have entered into long-term rail transportation agreements to meet these obligations. Disruption of these transportation services because of weather-related problems, mechanical difficulties, train derailments, infrastructure damage, strikes, lock-outs, lack of fuel or maintenance items, fuel costs, transportation delays, accidents, terrorism, domestic catastrophe or other events could temporarily or over the long term impair our ability to produce coke, and therefore, could materially and adversely affect our business and results of operations.

The Brazilian licensing agreement for certain of our Brazilian patents used at the Vitória cokemaking facility may terminate if we are not able to maintain or supplement the patents subject to the licensing agreement, which may have an adverse effect on our future revenues and profitability.

We currently collect certain fees in connection with the licensing of certain of our Brazilian patents at the Vitória cokemaking facility pursuant to a Brazilian licensing agreement with a term that runs through 2023. The validity of these patents is being challenged in Brazil, and the patents will otherwise expire by May 2014. We have two patent applications (one of which has been opposed by the party challenging our existing Brazilian patents) awaiting examination that, if approved, we expect will permit the Brazilian licensing agreement to continue through at least 2023. If the challenge to our existing Brazilian patents is successful, or if such Brazilian patents expire prior to a new Brazilian patent becoming subject to the Brazilian licensing agreement, and we no longer have any technology licensed under any applicable licensing agreement, we will no longer receive any licensing fees. The loss of these licensing fees would adversely affect our results of operations.

Labor disputes with the unionized portion of our workforce could affect us adversely.

As of November 30, 2011, we have approximately 1,157 employees in the United States. Approximately 325, or 28 percent, of our domestic employees, principally at our cokemaking operations, are currently represented by the United Steelworkers under various contracts. As of November 30, 2011, we have approximately 207 employees at the cokemaking facility in Vitória, Brazil all of whom are represented by a union. When these agreements expire or terminate, we may not be able to negotiate the agreements on the same or more favorable terms as the current agreements, or at all, and without production interruptions, including labor stoppages. A prolonged labor dispute, which could include a work stoppage, could adversely affect our ability to satisfy our customers’ orders and, as a result, adversely affect our production and profitability.

Risks Related to Our Coal Mining Business

Coal prices are volatile, and a substantial or extended decline in prices could adversely affect our profitability and the value of our coal reserves.

Our profitability and the value of our coal reserves depend upon the prices we receive for our coal. The contract prices we may receive for coal in the future depend upon factors beyond our control, including:

•	the domestic and foreign demand for metallurgical coal;

•	the quantity and quality of coal available from domestic and foreign competitors;

•	the demand for steel, which may lead to price fluctuations in the re-pricing of our metallurgical coal contracts;

•	competition within our industry;

•	adverse weather, climatic or other natural conditions, including natural disasters;

•	domestic and foreign economic conditions, including economic slowdowns;

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legislative, regulatory and judicial developments, environmental regulatory changes or changes in energy policy and energy conservation measures that would adversely affect the coal industry, such as legislation limiting carbon emissions; and

•	the proximity, capacity and cost of transportation facilities.

A substantial or extended decline in the prices we receive for our future coal sales could adversely affect our profitability and the value of our coal reserves.

Extensive governmental regulations pertaining to employee health and safety and mandated benefits for retired coal miners impose significant costs on our mining operations, which could materially and adversely affect our results of operations.

The coal mining industry is subject to increasingly strict regulation by federal, state and local authorities with respect to matters such as employee health and safety and mandated benefits for retired coal miners. Compliance with these requirements imposes significant costs on us and can result in reduced productivity. Moreover, the possibility exists that new health and safety legislation and/or regulations and orders may be adopted that may materially and adversely affect our mining operations. We must compensate employees for work-related injuries. If we do not make adequate provisions for our workers’ compensation liabilities, it could harm our future operating results. In addition, the erosion through tort liability of the protections we are currently provided by workers’ compensation laws could increase our liability for work-related injuries and materially and adversely affect our operating results.

Under federal law, each coal mine operator must secure payment of federal black lung benefits to claimants who are current and former employees and contribute to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry before January 1, 1970. The trust fund is funded by an excise tax on coal production. If this tax increases, or if we could no longer pass it on to the purchasers of our coal under our coal sales agreements, our operating costs could be increased and our results could be materially and adversely harmed. At December 31, 2010, our liabilities for coal workers’ black lung benefits totaled $26.6 million. In addition, while we have not concluded our evaluation, we believe that the impact of PPACA, coupled with anticipated changes in discount rates and other assumptions, may increase our black lung benefit obligation by approximately $4 to $6 million. If new laws or regulations increase the number and award size of claims, it could materially and adversely harm our business. See “Business—Legal and Regulatory Requirements—Other Regulatory Requirements.”

Federal or state regulatory agencies have the authority to order our mines to be temporarily or permanently closed under certain circumstances, which could materially and adversely affect our ability to meet our customers’ demands.

Federal or state regulatory agencies have the authority under certain circumstances following significant health and safety incidents, such as fatalities, to order a mine to be temporarily or permanently closed. If this occurred, we may be required to incur capital expenditures to re-open the mine and may incur fines. In the event that these agencies order the closing of our mines, our coal sales contracts generally permit us to issue force majeure notices which suspend our obligations to deliver coal under these contracts. However, our customers may challenge our issuances of force majeure notices. If these challenges are successful, we may have to purchase coal from third-party sources, if it is available, to fulfill these obligations, incur capital expenditures to re-open the mines and/or negotiate settlements with the customers, which may include price reductions, the reduction of commitments or the extension of time for delivery or terminate customers’ contracts. Our coal operations also provide substantially all of the coal used at our Jewell cokemaking facility. The inability to deliver the required coal to this facility could significantly impact operations at the facility. Any of these actions could have a material adverse effect on our business and results of operations.

Extensive environmental regulations impose significant costs on our mining operations, and future regulations could materially increase those costs, impose new or increased liabilities, limit our ability to produce and sell coal, or require us to change our operations significantly, any one or more of which could materially and adversely affect our financial position and/or results of operations.

Our coal mining operations are subject to increasingly strict regulation by federal, state and local authorities with respect to environmental matters such as:

•	limitations on land use;

•	mine permitting and licensing requirements;

•	reclamation and restoration of mining properties after mining is completed;

•	management of materials generated by mining operations;

•	the storage, treatment and disposal of wastes;

•	remediation of contaminated soil and groundwater, including with respect to past or legacy mining operations;

•	air quality standards;

•	water pollution;

•	protection of human health, plant-life and wildlife, including endangered or threatened species;

•	protection of wetlands;

•	the discharge of materials into the environment;

•	the effects of mining on surface water and groundwater quality and availability; and

•	the management of electrical equipment containing polychlorinated biphenyls.

The costs, liabilities and requirements associated with the laws and regulations related to these and other environmental matters can be costly and time-consuming, and could delay commencement or continuation of expansion or production operations. We may not have been, or may not be, at all times in compliance with the applicable laws and regulations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of limiting production from our operations. We may incur material costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. If we are pursued for sanctions, costs and liabilities in respect of these matters, our mining operations and, as a result, our profitability could be materially and adversely affected.

New legislation or administrative regulations or new judicial interpretations or administrative enforcement of existing laws and regulations, including proposals related to the protection of the environment that would further regulate and tax the coal industry, also may require us to change operations significantly, or incur increased costs. Such changes could have a material adverse effect on our financial condition and results of operations. You should see the section entitled “Business—Legal and Regulatory Requirements” for further information about the various governmental regulations affecting us.

Our coal mining operations are subject to operating risks, some of which are beyond our control, that could result in a material increase in our operating expenses and a decrease in our production levels.

Factors beyond our control could disrupt our coal mining operations, adversely affect production and shipments and increase our operating costs, all of which could have a material adverse effect on our results of operations. Such factors could include:

•	poor mining conditions resulting from geological, hydrologic or other conditions that may cause damage to nearby infrastructure or mine personnel;

•	variations in the thickness and quality of coal seams, and variations in the amounts of rock and other natural materials overlying the coal being mined;

•	a major incident at a mine site that causes all or part of the operations of the mine to cease for some period of time;

•	mining, processing and plant equipment failures and unexpected maintenance problems;

•	adverse weather and natural disasters, such as heavy rains or snow, flooding and other natural events affecting operations, transportation or customers;

•	unexpected or accidental surface subsidence from underground mining;

•	accidental mine water discharges, fires, explosions or similar mining accidents; and

•	competition and/or conflicts with other natural resource extraction activities and production within our operating areas, such as coalbed methane extraction.

If any of these conditions or events occur, our coal mining operations may be disrupted, we could experience a delay or halt of production or shipments, operating costs could increase significantly, and we could incur substantial losses. In particular, our Jewell cokemaking facility currently obtains essentially all of its metallurgical coal requirements from our existing coal mining operations. Disruptions in our coal mining operations, resulting in decreased production of metallurgical coal, could seriously and adversely affect production at our Jewell cokemaking facility.

If transportation for our coal becomes unavailable or uneconomic for our customers, it may impair our ability to sell coal, and our results of operations may be adversely affected.

Transportation costs represent a significant portion of the total cost of coal and the cost of transportation is a critical factor in a customer’s purchasing decision. Increases in transportation costs and the lack of sufficient rail and port capacity could lead to reduced coal sales. For example, all of our coal mining operations are substantially dependent on, and only have access to, a single rail provider. A substantial amount of the metallurgical coal produced from our coal mining operations is used in our adjacent Jewell cokemaking facility. However, future disruption of transportation services (due to weather-related problems, infrastructure damage, strikes, lock-outs, lack of fuel or maintenance items, underperformance of port and rail infrastructure, congestion and balancing systems used to manage vessel queuing and demurrage, transportation delays or other reasons) may temporarily impair our ability to supply coal to other customers and adversely affect our results of operations.

We face numerous uncertainties in estimating economically recoverable coal reserves, and inaccuracies in estimates may result in lower than expected revenues, higher than expected costs and decreased profitability.

Our future performance depends on, among other things, the accuracy of our estimates of our proven and probable coal reserves. There are numerous uncertainties inherent in estimating quantities and values of economically recoverable coal reserves, including many factors beyond our control. As a result, estimates of economically recoverable coal reserves are by their nature uncertain. We base our estimates of reserves on engineering, economic and geological data assembled, analyzed and reviewed by internal and third-party engineers and consultants. We update our estimates of the quantity and quality of proven and probable coal reserves as needed to reflect production of coal from the reserves, updated geological models and mining recovery data, tonnage contained in newly acquired lease areas and estimated costs of production and sale prices.

There are numerous factors and assumptions that affect economically recoverable reserve estimates, including:

•	quality of the coal;

•	historical production from the area compared with production from other producing areas;

•	geological and mining conditions, which may not be fully identified by available exploration data and/or may differ from our experiences in areas where we currently mine;

•	the percentage of coal ultimately recoverable;

•	the assumed effects of regulation, including the issuance of required permits, taxes, including severance and excise taxes and royalties, and other payments to governmental agencies;

•	assumptions concerning the timing for the development of the reserves; and

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assumptions concerning equipment and productivity, future coal prices, operating costs, including costs for critical supplies such as fuel and tires, capital expenditures and development and reclamation costs.

Each of these factors may vary considerably. As a result, estimates of the quantities and qualities of economically recoverable coal attributable to any particular group of properties, classifications of reserves based on risk of recovery, estimated cost of production, and estimates of future net cash flows expected from these properties as prepared by different engineers, or by the same engineers at different times, may vary materially due to changes in the foregoing factors and assumptions. Therefore, our estimates may not accurately reflect our actual reserves. Actual production, revenues and expenditures with respect to reserves will likely vary from estimates, and these variances may be material. In late 2009, we engaged Marshall Miller & Associates, Inc., a leading mining engineering firm, to conduct a new and comprehensive study to determine our proven and probable reserves for our existing coal mines. The firm confirmed that as of December 31, 2010, our proven and probable coal reserves totaled at least 85 million tons. The firm is continuing its work on additional coal seams and is expected to provide us with its evaluation of our proven and probable reserves for those additional seams. Our acquisition of the HKCC Companies added an additional 21 million tons of proven and probable coal reserves, increasing our total proven and probable reserves to at least 106 million tons. Any inaccuracy in our estimates related to our reserves could result in decreased profitability from lower than expected revenues and/or higher than expected costs.

Our inability to develop coal reserves in an economically feasible manner could materially and adversely affect our business.

Our future success depends upon our ability to continue developing economically recoverable coal reserves. If we fail to develop additional coal reserves, our existing reserves eventually will be depleted. We may not be able to obtain replacement reserves when we require them. Replacement reserves may not be available or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. Our ability to develop coal reserves in the future also may be limited by the availability of cash we generate from our operations or available financing, restrictions under our existing or future financing arrangements, the lack of suitable opportunities or the inability to acquire coal properties or leases on commercially reasonable terms. If we are unable to develop replacement reserves, our future production may decrease significantly and this may have a material and adverse impact on our cash flows, financial position and results of operations.

Mining in Central Appalachia is more complex and involves more regulatory constraints than mining in other areas of the United States, which could affect our mining operations and cost structures in these areas.

Our coal mines are located in Virginia and West Virginia, in what is known as the Central Appalachian region. The geological characteristics of Central Appalachian coal reserves, such as coal seam thickness, make them complex and costly to mine. As compared to mines in other regions, permitting, licensing and other environmental and regulatory requirements are more costly and time consuming to satisfy. These factors could materially adversely affect the mining operations and cost structures of coal produced at our mines in Central Appalachia.

A defect in title or the loss of a leasehold interest in certain property could limit our ability to mine our coal reserves or result in significant unanticipated costs.

We conduct a significant part of our coal mining operations on properties that we lease. A title defect or the loss of a lease could adversely affect our ability to mine the associated coal reserves. We may not verify title to our leased properties or associated coal reserves until we have committed to developing those properties or coal reserves. In some cases, the seller or lessor warrants property title. In other cases, separate title confirmation may not be required for leasing reserves where mining has occurred previously. Our right to mine some of our reserves may be adversely affected if defects in title or boundaries exist, or if our leasehold interests are subject to superior property rights of third parties. In order to conduct our mining operations on properties where such defects exist, we may incur unanticipated costs. In addition, some leases require us to produce a minimum quantity of coal and require us to pay minimum production royalties. Our inability to satisfy those requirements may cause the leasehold interest to terminate. In addition, we may not be able to successfully negotiate new leases for properties containing additional reserves, or maintain our leasehold interests in properties where we have not commenced mining operations during the term of the lease.

Disruptions in the quantities of coal produced by our contract mine operators could impair our ability to fill customer orders or increase our operating costs.

We use independent contractors to mine coal at certain of our mining operations. Some of our contract miners may experience adverse geologic mining conditions, operational difficulties, escalated costs, financial difficulties, or other factors beyond our control that could affect the availability, pricing, and quality of coal produced for us. In addition, market volatility and price increases for coal or freight could result in non-performance by third-party suppliers under existing contracts with us, in order to take advantage of the higher prices in the current market. Disruptions in the quantities of coal produced by independent contractors for us could impair our ability to supply our cokemaking facilities and to fill our customer orders. Our profitability or exposure to loss on transactions or relationships such as these depends upon the reliability of the supply or the ability to substitute, when economical, third-party coal sources, with internal production or coal purchased in the market and other factors. Non-performance by contract miners may adversely affect our ability to fulfill deliveries under our coal supply agreements. If we are unable to fill a customer order, or if we are required to purchase coal from other sources in order to satisfy a customer order, we could lose existing customers and our operating costs could increase.

We require a skilled workforce to run our coal mining business. If we or our contractors cannot hire qualified people to meet replacement or expansion needs, our labor costs may increase and we may not be able to achieve planned results.

Efficient coal mining using modern techniques and equipment requires skilled workers in multiple disciplines, including experienced foremen, electricians, equipment operators, engineers and welders, among others. Our future success depends greatly on our continued ability to attract and retain highly skilled and qualified personnel. We have an aging workforce, and an extended effort to recruit new employees to replace those who retire or a sustained shortage of skilled labor in the areas in which we operate could make it difficult to meet our staffing needs or result in higher labor rates. We also may be forced to hire novice miners, who are required to be accompanied by experienced workers as a safety precaution. These measures could adversely affect our productivity and operating costs. A lack of qualified people also may affect companies that we use to perform certain specialized work. If we or our contractors cannot find enough qualified workers, it may delay completion of projects and increase our costs.

We have reclamation and mine closure obligations. If the assumptions underlying our accruals are inaccurate, we may be required to expend significantly greater amounts than anticipated.

The Surface Mining Control and Reclamation Act established operational, reclamation and closure standards for all aspects of surface mining as well as most aspects of deep mining. We accrue for the costs of current mine disturbance and of final mine closure, including the cost of treating mine water discharge where necessary. The amounts recorded are dependent upon a number of variables, including the estimated future retirement costs, estimated proven reserves, assumptions involving profit margins, inflation rates, and the assumed credit-adjusted risk-free interest rates. Furthermore, our reclamation and mine-closing liabilities are unfunded. If these accruals are insufficient, or our cash requirements in a particular year are greater than currently anticipated, our future operating results and cash flows could be adversely affected.

Our failure to obtain or renew surety bonds on acceptable terms could materially and adversely affect our ability to secure reclamation and coal lease obligations and, therefore, our ability to mine or lease coal.

Our reclamation and mine-closing liabilities are unfunded. Federal and state laws require us to obtain surety bonds to secure performance or payment of certain long-term obligations, such as mine closure or reclamation costs, federal and state workers’ compensation costs, coal leases and other obligations. These bonds are typically renewable annually. Surety bond issuers and holders may not continue to renew the bonds or may demand higher fees, additional collateral, including letters of credit or other terms less favorable to us upon those renewals. We are also subject to increases in the amount of surety bonds required by federal and state laws as these laws, or interpretations of these laws, change. Because we are required by state and federal law to have these bonds in place before mining can commence or continue, our failure to maintain (or inability to acquire) these bonds would have a material and adverse impact on us. That failure could result from a variety of factors including the following: lack of availability, higher expense or unfavorable market terms of new bonds; restrictions on availability of collateral for current and future third-party surety bond issuers under the terms of future indebtedness; our inability to meet certain financial tests with respect to a portion of the post-mining reclamation bonds; and the exercise by third-party surety bond issuers of their right to refuse to renew or issue new bonds.

Risks Related to Our Separation from Sunoco

We have a limited operating history as a separate public company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

Our historical and pro forma financial information for the periods ended prior to the Separation included in this prospectus is derived from the consolidated financial statements and accounting records of Sunoco. Accordingly, the historical and pro forma financial information included here do not necessarily reflect the results of operations, financial position and cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the following factors:

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Prior to the separation, our business was operated by Sunoco as part of its broader corporate organization, rather than as an independent company. Sunoco or one of its affiliates performed various corporate functions for us, including, but not limited to, legal services, treasury, accounting, auditing, risk management, information technology, human resources, corporate affairs, tax administration, certain governance functions (including internal audit and compliance with the Sarbanes-Oxley Act of 2002) and external reporting. Our historical and pro forma financial results reflect allocations of corporate expenses from Sunoco for these and similar functions. These allocations are likely less than the comparable expenses we believe we would have incurred had we operated as a separate public company.

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Previously, our business was integrated with the other businesses of Sunoco. Historically, we have shared economies of scale in costs, employees, vendor relationships and customer relationships. While we entered into transition agreements that govern certain commercial and other relationships between Sunoco and us after the Separation, those transitional arrangements may not fully capture the benefits our businesses have enjoyed as a result of being integrated with the other businesses of Sunoco. The loss of these benefits could have an adverse effect on our cash flows, financial position and results of operations following the completion of the separation.

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Generally, our working capital requirements and capital for our general corporate purposes, including acquisitions, research and development and capital expenditures, have historically been satisfied as part of the enterprise-wide cash management policies of Sunoco. In connection with the Separation and the IPO, we obtained financing in the form of our credit facilities and notes. In the future, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements.

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The cost of capital for our business may be higher than Sunoco’s cost of capital prior to the Separation. Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a public company separate from Sunoco. The adjustments and allocations we have made in preparing our historical and pro forma combined and consolidated financial statements may not appropriately reflect our operations during those periods as if we had in fact operated as a stand-alone entity, or what the actual effect of our separation from Sunoco will be.

We may experience increased costs resulting from a decrease in the purchasing power as a result of our separation from Sunoco.

Historically, we have been able to take advantage of Sunoco’s size and purchasing power in procuring goods, technology and services, including insurance, employee benefit support and audit services. We are a smaller and less diversified company than Sunoco, and we may not have access to financial and other resources comparable to those available to Sunoco prior to the Separation. As a separate, stand-alone company, we may be unable to obtain goods, technology and services at prices and on terms as favorable as those available to us prior to the Separation, which could have a material adverse effect on our business, financial condition and results of operations.

The assets and resources that we acquired from Sunoco in the Separation may not be sufficient for us to operate as a stand-alone company, and we may experience difficulty in separating our assets and resources from Sunoco.

Because we have not operated as an independent company prior to the Separation Date, we will need to acquire assets in addition to those contributed by Sunoco and its subsidiaries to the Company and the Company’s subsidiaries in connection with the Separation. We may also face difficulty in separating our assets from Sunoco’s assets prior to the distribution and integrating newly acquired assets into our business. Our business, financial condition and results of operations could be harmed if we fail to acquire assets that prove to be important to our operations or if we incur unexpected costs in separating our assets from Sunoco’s assets or integrating newly acquired assets.

The Separation may adversely affect our business, and we may not achieve some or all of the expected benefits of the separation.

We may not be able to achieve the full strategic and financial benefits expected to result from the Separation, or such benefits may be delayed or not occur at all. These benefits include the following:

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improving strategic planning, increasing management focus and streamlining decision-making by providing the flexibility to implement our strategic plan and to respond more effectively to different customer needs and the changing economic environment;

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allowing us to adopt the capital structure, investment policy and dividend policy best suited to our financial profile and business needs, as well as resolving competition for capital among Sunoco’s businesses;

•	creating an independent equity structure that will facilitate our ability to effect future acquisitions utilizing the Company’s common stock; and

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facilitating incentive compensation arrangements for employees more directly tied to the performance of our business, and enhancing employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.

We may not achieve the anticipated benefits for a variety of reasons. There also can be no assurance that the Separation will not adversely affect our business.

If, following the completion of the distribution, there is a determination that the distribution is taxable for U.S. federal income tax purposes because the facts, assumptions, representations or undertakings underlying the Internal Revenue Service, or the “IRS”, private letter ruling or tax opinion are incorrect or for any other reason, then Sunoco and its shareholders could incur significant U.S. federal income tax liabilities and we could incur significant liabilities. Sunoco has received a private letter ruling from the IRS, substantially to the effect that, among other things, the contribution and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code. Completion by Sunoco of the distribution of the Company’s common stock to Sunoco’s shareholders is conditioned on the private letter ruling continuing in effect. In addition, Sunoco has received an opinion of Wachtell, Lipton, Rosen & Katz, counsel to Sunoco, to the effect that the contribution and the distribution will qualify as a transaction that is described in Sections 355 and 368(a)(1)(D) of the Internal Revenue Code, thereby satisfying an additional condition to the completion by Sunoco of the distribution of the Company’s common stock to Sunoco’s shareholders. The ruling and the opinion rely on certain facts, assumptions, representations and undertakings from Sunoco and us regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not otherwise satisfied, Sunoco and its shareholders may not be able to rely on the ruling or the opinion of tax counsel and could be subject to significant tax liabilities. Notwithstanding the private letter ruling and opinion of tax counsel, the IRS could determine on audit that the separation is taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinion that are not covered by the private letter ruling, or for other reasons, including as a result of certain significant changes in the stock ownership of Sunoco or us after the separation. If the separation is determined to be taxable for U.S. federal income tax purposes, Sunoco and its shareholders could incur significant U.S. federal income tax liabilities and we could incur significant liabilities. For a description of the sharing of such liabilities between Sunoco and us, see “Arrangements between Sunoco and our company—Separation and Distribution Agreement” and “—Tax Sharing Agreement.”

As a public company, we are subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy and may divert management’s attention from our business.

As a public company, we are required to file annual and quarterly reports and other information pursuant to the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, with the SEC. We are required to prepare financial statements that comply with SEC reporting requirements on a timely basis. We are also subject to other reporting and corporate governance requirements, including the NYSE listing standards and certain provisions of the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder, which impose significant compliance obligations upon us. Specifically, we are required to:

•	prepare and distribute periodic reports and other stockholder communications in compliance with our obligations under the federal securities laws and NYSE rules;

•	create or expand the roles and duties of our board of directors and committees of the board;

•	institute compliance and internal audit functions that are more comprehensive;

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evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	involve and retain outside legal counsel and accountants in connection with the activities listed above;

•	enhance our investor relations function; and

•	maintain internal policies, including those relating to disclosure controls and procedures.

As a public company we are required to commit significant resources and management oversight to the above-listed requirements, which may cause us to incur significant costs and which may place a strain on our systems and resources. As a result, our management’s attention may be diverted from other business concerns. In addition, we might not be successful in implementing these requirements.

We have not yet tested our internal control over financial reporting in accordance with Section 404. If we are unable to implement the requirements of Section 404 in a timely manner or with adequate compliance, we and our independent registered public accounting firm may not be able to report on the adequacy of our internal control over financial reporting. If we are unable to maintain adequate internal control over financial reporting, we may be unable to report our financial information on a timely basis and may suffer adverse regulatory consequences or violations of NYSE listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements.

We are subject to the same material weakness in internal control over financial reporting for income taxes that Sunoco has reported. Until the material weakness is remediated or we have established our own tax accounting process, we may not be able to accurately report our financial results, which could have a material adverse effect on our operations, investor confidence in our business and the trading prices of our securities.

In its annual report on Form 10-K for the year ended December 31, 2010, Sunoco reported that its internal control over financial reporting was not effective as a result of a material weakness in internal control over financial reporting related to the accounting for income taxes. Sunoco’s management identified the following control deficiencies that, in the aggregate, represent a material weakness in the design and operation of its internal controls over the computation of the income tax provision and determination of the appropriate classification of income taxes payable and deferred income taxes: (i) Sunoco’s management relied on spreadsheets that were extremely complex and difficult to prepare and review; (ii) a lack of readily available data to facilitate the accounting for complex, non-routine transactions resulted in a reasonable possibility that adjustments to balances would not be detected on a timely basis; and (iii) inexperience with Sunoco’s income tax accounting processes, procedures and controls due to recent employee turnover resulted in insufficient review of the income tax accounts.

The amounts reflected in our financial statements for income tax expense and deferred income taxes have been prepared by Sunoco’s income tax department using processes similar to those used in the preparation of Sunoco’s consolidated financial statements. While we are in the process of establishing our own tax accounting process, it is expected that some or all of Sunoco’s processes will continue to be used at least through the date of Sunoco’s planned distribution of our shares of common stock to its shareholders. As a result, it is possible that errors in the computation of income tax expense, taxes payable or deferred income taxes could occur and be included in our financial statements if such errors were not detected.

Sunoco has continued to implement remediation steps to address the material weakness discussed above and to improve its internal control over income tax accounting. Specifically, Sunoco has: hired additional experienced tax personnel; formalized and implemented tax organizational reporting structure changes which better integrate the tax accounting and compliance functions and facilitate an increase in the level of certain tax review activities during the financial close process; updated process documentation to reflect improvements made for internal control compliance; and is continuing to implement and utilize computer software that assists in calculating and documenting Sunoco’s income tax provision. Sunoco believes that the measures described above should remediate the material weakness identified and strengthen its internal controls over income tax accounting. Sunoco management is committed to improving its internal control processes. As Sunoco continues to evaluate and improve its internal control over income tax accounting, additional measures to address the material weakness or modifications to certain of the remediation procedures described above may be identified. Sunoco expects to complete the required remedial actions during 2011.

Sunoco and we are committed to finalizing the remediation action plans and implementing the necessary enhancements to remediate the material weaknesses described above. These material weaknesses will not be considered remediated until: (1) the new processes are designed, appropriately controlled and implemented for a sufficient period of time and (2) we have sufficient evidence that the new processes and related controls are operating effectively.

We believe that the measures described above should remediate the material weakness identified and strengthen its internal controls over income tax accounting. As Sunoco continues to evaluate and improve its internal control over income tax accounting, additional measures to address the material weakness or modifications to certain of the remediation procedures described above may be identified. Sunoco expects to complete the required remedial actions during 2011. Accordingly, we will be subject to the same material weakness in internal control over financial reporting for income taxes that Sunoco has reported until it has been remediated or we have established our own tax accounting process. Until that time, we may not be able to accurately report our financial results, which could have a material adverse effect on our operations, investor confidence in our business and the trading prices of our securities.

Risks Related to Our Ongoing Relationship with Sunoco

On December 1, 2011, Sunoco announced that its board of directors had declared a special stock dividend to Sunoco shareholders of the shares of our common stock it owns. The distribution of the special stock dividend will be made by means of a spin-off, which is a pro rata distribution by Sunoco of the shares of our common stock it owns to holders of Sunoco’s common stock. The spin-off is scheduled to occur on January 17, 2012. Many of the risk factors in this section result from Sunoco’s current ownership of a majority of our equity interest, but such ownership will cease upon completion of the spin-off (which we also refer to as the distribution).

We may have potential business conflicts of interest with Sunoco with respect to our past and ongoing relationships and, because of Sunoco’s controlling ownership, the resolution of these conflicts may not be on the most favorable terms to us.

Prior to the distribution, a resolution of any potential conflicts of interest between Sunoco and us may be less favorable to us than if we were dealing with an unaffiliated party. Conflicts of interest may arise between Sunoco and us in a number of areas relating to our past and ongoing relationships, including:

•	labor, tax, employee benefit, indemnification and other matters arising from our separation from Sunoco;

•	employee recruiting and retention;

•	sales or distributions by Sunoco of all or any portion of its ownership interest in us, which could be to one of our competitors;

•	the nature, quantity, quality, time of delivery and pricing of products and services we supply to each other; and

•	business opportunities that may be attractive to both Sunoco and us.

In addition, nothing restricts Sunoco from competing with us in any area. In particular, Sunoco could choose to reestablish a cokemaking or coal mining business, do business with any of our customers, employ or otherwise engage any of our officers or employees.

In addition, under our amended and restated certificate of incorporation, neither Sunoco nor any officer or director of Sunoco, except in certain circumstances, will be liable to us or our stockholders for breach of any fiduciary duty by reason of any such activities. Our amended and restated certificate of incorporation provides that Sunoco is not under any duty to present any corporate opportunity to us which may be a corporate opportunity for Sunoco and us, and Sunoco will not be liable to us or our stockholders for breach of any fiduciary duty as our stockholder by reason of the fact that Sunoco pursues or acquires that corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us.

Prior to the completion of the IPO, we and Sunoco entered into several agreements in connection with our separation. During the time that we are controlled by Sunoco, it is possible for Sunoco to cause us to amend these agreements on terms that may be less favorable to us than the current terms of the agreements. We will be bound by any such amendments until the agreements expire or the parties agree to further amend the terms. Any of those amendments may not be favorable to us.

We are a “controlled company” within the meaning of the NYSE rules and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements.

Prior to the distribution, Sunoco will continue to control a majority of our voting common stock and, accordingly, we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE listing standards, a company of which more than 50 percent of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including:

•	the requirement that a majority of the board of directors consists of independent directors;

•	the requirement that we have a governance committee that is composed entirely of independent directors;

•	the requirement that we have a compensation committee that is composed entirely of independent directors; and

•	the requirement for an annual performance evaluation of the governance and compensation committees.

Until the completion of the distribution, we will utilize the exemptions from the corporate governance requirements of the NYSE listing standards, including the foregoing. As a result, we do not currently have a majority of independent directors nor does our governance and compensation committees consist entirely of independent directors. See “Management.” Accordingly, you currently do not have the same protections afforded to holders of notes of companies that are subject to all of the NYSE corporate governance requirements.

Prior to the distribution, certain of our officers and directors may have actual or potential conflicts of interest because of their positions with Sunoco.

Currently, certain of our directors and officers have positions with Sunoco. In addition, such directors and officers own Sunoco common stock, options to purchase Sunoco common stock or other Sunoco equity awards. The individual holdings of Sunoco common stock, options to purchase common stock of Sunoco or other equity awards may be significant for some of these persons compared to these persons’ total assets. Their position at Sunoco and the ownership of any Sunoco equity or equity awards creates, or may create the appearance of, conflicts of interest when these expected directors and officers are faced with decisions that could have different implications for Sunoco than the decisions have for us.

Sunoco and its directors and officers have limited liability to us or you for breach of fiduciary duty.

Our amended and restated certificate of incorporation provides that, subject to any contractual provision to the contrary, Sunoco has no obligation to refrain from:

•	engaging in the same or similar business activities or lines of business as we do;

•	doing business with any of our customers; or

•	employing or otherwise engaging any of our officers or employees.

Under our amended and restated certificate of incorporation, neither Sunoco nor any officer or director of Sunoco, except as provided in our amended and restated certificate of incorporation, will be liable to us or to our stockholders for breach of any fiduciary duty by reason of any of these activities.

To preserve the tax-free treatment to Sunoco of the contribution and the planned distribution, we may not be able to engage in certain transactions.

To preserve the tax-free treatment to Sunoco of the contribution and the planned distribution, under the tax sharing agreement, we are restricted from taking any action that prevents the distribution and related transactions from being tax-free for U.S. federal income tax purposes. These restrictions may limit our ability to pursue certain strategic transactions or engage in other transactions, including use of the Company’s common stock to make acquisitions and equity capital market transactions, that might increase the value of our business. For more information, see the sections entitled “Arrangements between Sunoco and our Company—Tax sharing agreement.”

Risks Related to the Notes

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

We have a significant amount of indebtedness. As of September 30, 2011, our total debt was approximately $697.8 million, excluding $150.0 million of unused commitments under the credit facilities. Additionally, the credit agreement provides for up to $75.0 million in uncommitted incremental facilities that are available subject to the satisfaction of certain conditions, none of which was used as of September 30, 2011.

Subject to the limits contained in the credit agreement that governs the credit facilities (which term includes our new revolving, term loan and incremental facilities), the Indenture that governs the notes and our other debt instruments, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Specifically, our high level of debt could have important consequences to the holders of the notes, including:

•	making it more difficult for us to satisfy our obligations with respect to the notes and our other debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•

requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under the credit facilities, are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a competitive disadvantage to other, less leveraged competitors; and

•	increasing our cost of borrowing.

In addition, the Indenture that governs the notes and the credit agreement governing our credit facilities contain restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt.

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations, including the notes, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness, including the notes. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreement governing the credit facilities and the Indenture governing the notes restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

In addition, the Company conducts its operations through its subsidiaries, certain of which are not guarantors of the notes or the Company’s other indebtedness. Accordingly, repayment of the Company’s indebtedness, including the notes, is dependent on the generation of cash flow by the Company’s subsidiaries and their ability to make such cash available to the Company, by dividend, debt repayment or otherwise. Unless they are guarantors of the notes or the Company’s other indebtedness, the Company’s subsidiaries do not have any obligation to pay amounts due on the notes or the Company’s other indebtedness or to make funds available for that purpose. The Company’s subsidiaries may not be able to, or may not be permitted to, make distributions to enable the Company to make payments in respect of the Company’s indebtedness, including the notes. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit the Company’s ability to obtain cash from its subsidiaries. While the Indenture that governs the notes and the agreements governing certain of the Company’s other existing indebtedness limit the ability of the Company’s restricted subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to the Company, these limitations are subject to qualifications and exceptions. In the event that the Company does not receive distributions from its subsidiaries, the Company may be unable to make required principal and interest payments on its indebtedness, including the notes.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations under the notes.

If we cannot make scheduled payments on our debt, we will be in default and holders of the notes could declare all outstanding principal and interest to be due and payable, the lenders under the credit facilities could terminate their commitments to loan money, our secured lenders could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation. All of these events could result in your losing your investment in the notes.

Despite our current level of indebtedness, the Company and its subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above.

The Company and its subsidiaries may be able to incur significant additional indebtedness in the future. Although the Indenture that governs the notes and the credit agreement governing our credit facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. If we incur any additional indebtedness that ranks equally with the notes, subject to collateral arrangements, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of our company. This may have the effect of reducing the amount of proceeds paid to you. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. In addition, as of September 30, 2011, the credit facilities provided for unused commitments of $150.0 million. Additionally, the credit agreement provides for up to $75.0 million in uncommitted incremental facilities that are available subject to the satisfaction of certain conditions, none of which was used as of September 30, 2011. All of those borrowings under the credit facilities would be secured indebtedness. If new debt is added to our current debt levels, the related risks that the Company and the guarantors now face could intensify. See “Description of Certain Indebtedness” and “Description of Notes.”

The terms of the credit agreement that governs the credit facilities and the Indenture that governs the notes will restrict our current and future operations, particularly our ability to respond to changes or to pursue our business strategies.

The Indenture that governs the notes offered hereby and the credit agreement governing the credit facilities contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to:

•	incur additional indebtedness;

•	pay dividends or make other distributions on or repurchase or redeem our capital stock;

•	prepay, redeem or repurchase certain debt;

•	make loans and investments;

•	sell assets;

•	incur liens;

•	enter into transactions with affiliates;

•	enter into agreements restricting the Company’s subsidiaries’ ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively, execute our growth strategy or take advantage of new business opportunities.

In addition, the restrictive covenants in the credit agreement that governs the senior credit facilities require us to maintain specified financial ratios. Our ability to meet those financial ratios can be affected by events beyond our control.

A breach of the covenants under the Indenture that governs the notes or under the credit agreement that governs the credit facilities could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the credit agreement that governs the credit facilities would permit the lenders under our credit facilities to terminate all commitments to extend further credit under our credit facilities. Furthermore, if we were unable to repay the amounts due and payable under the credit facilities, those lenders could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders or noteholders accelerate the repayment of our borrowings, the Company and its subsidiaries may not have sufficient assets to repay that indebtedness.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the credit facilities are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. We have entered into and may in the future enter into additional interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may decide not to maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

The notes are effectively subordinated to the Company and the Company’s subsidiary guarantors’ indebtedness under the credit facilities and our other secured indebtedness to the extent of the value of the property securing that indebtedness.

The notes are secured by any of the Company and the Company’s subsidiary guarantors’ assets. As a result, the notes and the guarantees are effectively subordinated to the Company and the Company’s subsidiary guarantors’ indebtedness under the credit facilities with respect to the assets that secure that indebtedness. As of September 30, 2011, we had approximately $297.8 million of secured indebtedness under our senior secured credit facilities. As of September 30, 2011, we had total unused availability under the credit facilities of approximately $150.0 million. Additionally, the credit agreement provides for up to $75.0 million in uncommitted incremental facilities that are available subject to the satisfaction of certain conditions, none of which was used as of September 30, 2011. In addition, we may incur additional secured debt in the future. The effect of this effective subordination is that upon a default in payment on, or the acceleration of, any of our secured indebtedness, or in the event of bankruptcy, insolvency, liquidation, dissolution or reorganization of our company or the subsidiary guarantors of the credit facilities or of that other secured debt, the proceeds from the sale of assets securing our secured indebtedness will be available to pay obligations on the notes only after all indebtedness under the credit facilities and that other secured debt has been paid in full. As a result, the holders of the notes may receive less, ratably, than the holders of secured debt in the event of the Company or the Company’s subsidiary guarantors’ bankruptcy, insolvency, liquidation, dissolution or reorganization.

The notes are structurally subordinated to all obligations of our existing and future subsidiaries that are not and do not become guarantors of the notes.

The notes are or will be guaranteed by each of our existing and subsequently acquired or organized subsidiaries that guarantee the credit facilities. The Company’s subsidiaries that do not guarantee the notes, including all of our non-domestic subsidiaries, have no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment. The notes are structurally subordinated to all indebtedness and other obligations of any non-guarantor subsidiary such that in the event of insolvency, liquidation, reorganization, dissolution or other winding up of any subsidiary that is not a guarantor, all of that subsidiary’s creditors (including trade creditors and preferred stockholders, if any) are entitled to payment in full out of that subsidiary’s assets before the Company is entitled to any payment.

In addition, the Indenture that governs the notes does, subject to certain limitations, permit these subsidiaries to incur additional indebtedness and does contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

For the nine months ended September 30, 2011, our non-guarantor subsidiaries represented 33% of our net sales and (24)% of our operating income. As of September 30, 2011, our non-guarantor subsidiaries represented 14% of our total assets and had $64.4 million of total liabilities, including debt and trade payables but excluding intercompany liabilities.

In addition, the Company’s subsidiaries that provide, or will provide, guarantees of the notes will be automatically released from those guarantees upon the occurrence of certain events, including the following:

•	the designation of that subsidiary guarantor as an unrestricted subsidiary;

•	the release or discharge of any guarantee or indebtedness that resulted in the creation of the guarantee of the notes by such subsidiary guarantor; or

•	the sale or other disposition of that subsidiary guarantor.

If any subsidiary guarantee is released, no holder of the notes will have a claim as a creditor against that subsidiary, and the indebtedness and other liabilities, including trade payables and preferred stock, if any, whether secured or unsecured, of that subsidiary will be effectively senior to the claim of any holders of the notes. See “Description of Notes—Guarantees.”

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of specific change of control events, we are required to offer to repurchase all outstanding notes at 101% of their principal amount, plus accrued and unpaid interest to the purchase date. Additionally, under the credit facilities, the occurrence of one or more certain change of control events or the requirement to repurchase the notes upon a change of control may constitute an event of default that permits the lenders to accelerate the obligations under the credit facilities and terminate their commitments to lend thereunder. The source of funds for any purchase of the notes and repayment of borrowings under our credit facilities would be our available cash or cash generated from the Company’s subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the notes upon a change of control because we may not have sufficient financial resources to purchase all of the debt securities that are tendered upon a change of control and repay our other indebtedness that will become due. We may require additional financing from third parties to fund any such purchases, and we may be unable to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the notes may be limited by law. In order to avoid the obligations to repurchase the notes and events of default and potential breaches of the credit agreement governing our credit facilities, we may have to avoid certain change of control transactions that would otherwise be beneficial to us.

In addition, some important corporate events, such as leveraged recapitalizations, may not, under the Indenture that governs the notes, constitute a “change of control” that would require us to repurchase the notes, even though those corporate events could increase the level of our indebtedness or otherwise adversely affect our capital structure, credit ratings or the value of the notes. See “Description of Notes—Change of control.”

Holders of the notes may not be able to determine when a sale of “substantially all” of our or a guarantor’s assets has occurred.

The covenants restricting consolidations, mergers or sales of all or substantially all assets in the Indenture that governs the notes include a phrase relating to the sale of “all or substantially all” of the Company’s or any subsidiary guarantor’s assets. See “Description of Notes—Consolidation, merger or sale of assets.” There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of notes to enforce these covenants as a result of a sale of less than all our assets to another person may be uncertain.

Federal and state fraudulent transfer laws may permit a court to void the notes and/or the guarantees, and if that occurs, you may not receive any payments on the notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the notes and the incurrence of the guarantees of the notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the notes or the guarantees thereof could be voided as a fraudulent transfer or conveyance if the Company or any of the guarantors, as applicable, (a) issued the notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (b) received less than reasonably equivalent value or fair consideration in return for either issuing the notes or incurring the guarantees and, in the case of (b) only, one of the following is also true at the time thereof:

•	the Company or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the notes or the incurrence of the guarantees;

•	the issuance of the notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital or assets to carry on the business;

•	the Company or any of the guarantors intended to, or believed that the Company or such guarantor would, incur debts beyond the Company’s or the guarantor’s ability to pay as they mature; or

•

the Company or any of the guarantors were a defendant in an action for money damages, or had a judgment for money damages docketed against the Company or the guarantor if, in either case, the judgment is unsatisfied after final judgment.

A court would likely find that a subsidiary guarantor did not receive reasonably equivalent value or fair consideration for its guarantee to the extent the guarantor did not obtain a reasonably equivalent benefit directly or indirectly from the issuance of the notes.

We cannot be certain as to the standards a court would use to determine whether or not the Company or the guarantors were insolvent at the relevant time or, regardless of the standard that a court uses, whether the notes or the guarantees would be subordinated to the Company’s or any of the guarantors’ other debt. In general, however, a court would deem an entity insolvent if:

•	the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.

If a court were to find that the issuance of the notes or the incurrence of a guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or that guarantee and could require the holders of the notes to repay any amounts received with respect to that guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes. Further, the avoidance of the notes or the guarantees could result in an event of default with respect to the Company’s and the Company’s subsidiaries’ other debt that could result in acceleration of that debt.

Finally, as a court of equity, a bankruptcy court could subordinate the claims in respect of the notes to other claims against us under the principle of equitable subordination if the court determines that (1) the holder of notes engaged in some type of inequitable conduct, (2) the inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holders of notes and (3) equitable subordination is not inconsistent with the provisions of the bankruptcy code.

A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our debt currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes. Credit ratings are not recommendations to purchase, hold or sell the notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of the notes. Any downgrade by either Standard & Poor’s or Moody’s could decrease earnings and may result in higher borrowing costs.

Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing. If any credit rating initially assigned to the notes is subsequently lowered or withdrawn for any reason, you may not be able to resell your notes without a substantial discount.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. The exchange offer is intended to satisfy our obligations under the registration rights agreement that we entered into in connection with the private offering of the outstanding notes. As consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes, except that the exchange notes will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the registration rights agreement. The outstanding notes that are surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. As a result, the issuance of the exchange notes will not result in any change in our capitalization.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2011. Completion of the exchange offer will not result in any change to our capitalization.

This table is derived from and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes included elsewhere in this prospectus, and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined and consolidated financial statements and notes to our combined and consolidated financial statements included elsewhere in this prospectus.

September 30, 2011 (Dollars in thousands)
Cash and cash equivalents	$110,850

Debt:
Long-term debt, including current portion
Senior credit facilities(1)	297,784
Notes	400,000

Total debt	$697,784

Equity:
Common stock, par value $0.01 per share (300,000,000 shares authorized; 70,006,000 shares issued and outstanding)	$700
Additional paid in capital	556,292
Accumulated other comprehensive income	437
Retained earnings	12,003

Total SunCoke Energy, Inc. stockholders’ equity	569,432
Noncontrolling interests	35,063

Total equity	604,495

Total capitalization	$1,302,279

(1)	Includes unamortized debt discount of $1.5 million.

RATIO OF EARNINGS TO FIXED CHARGES

The following table contains our ratio of earnings to fixed charges for the periods indicated. For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges and amortization of capitalized interest less capitalized interest and noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest costs and the interest portion of rent expense. The pro forma ratios set forth below give effect to the Separation, IPO and related financing transactions as if they occurred on January 1, 2010. Exhibit 12.1, filed as part of the registration statement of which this prospectus is a part, reflects the calculation of the ratios.

This table is should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined and consolidated financial statements and notes to our combined and consolidated financial statements included elsewhere in this prospectus.

							Pro Forma
	Years Ended December 31					Nine Months Ended September 30	Year Ended December 31	Nine Months Ended September 30
	2010	2009	2008	2007	2006	2011	2010	2011
Ratio of earnings to fixed charges	27.7x	31.0x	13.3x	1.7x	5.5x	5.1x	3.4x	1.5x

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following selected historical combined financial data as of December 31, 2010, 2009 and 2008, and for the years then ended have been derived from our audited combined financial statements. We derived our selected historical combined financial data as of December 31, 2007 and 2006 and for the years then ended and our selected historical combined and consolidated financial data as of September 30, 2011 and 2010 and for the nine month periods then ended from our unaudited combined financial statements.

Our financial statements include allocations of costs from certain corporate and shared services functions provided to us by Sunoco, as well as costs associated with participation by certain of our executives in Sunoco’s benefit and management incentive plans. The allocation methods for corporate and shared services costs vary by function but generally consist of one of the following: level of support required, usage, headcount or historical costs of assets. The employee benefit costs are allocated as a percentage of the executives’ actual pay while the incentive plan costs represented the actual costs associated the executives.

The financial statements included in this prospectus may not necessarily reflect our financial position, results of operations and cash flows as if we had operated as a stand-alone public company during all periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance.

The information below should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited financial statements and related notes, which are included elsewhere in this prospectus.

	Years Ended December 31					Nine Months Ended September 30
	2010	2009	2008	2007	2006	2011	2010
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(Dollars in thousands)
Income Statement Data:
Revenues
Sales and other operating revenue	$1,316,547	$1,124,016	$838,936	$515,162	$484,770	$1,113,724	$1,009,197
Other income, net(1,2)	10,046	20,970	1,315	4,547	43,226	1,051	180

Total revenues	1,326,593	1,144,986	840,251	519,709	527,996	1,114,775	1,009,377

Costs and operating expenses
Cost of products sold and operating expenses	1,036,944	860,830	630,771	456,967	439,094	933,266	773,510
Loss on firm purchase commitments	—	—	—	—	—	18,544	—
Selling, general and administrative expenses	67,232	40,205	34,244	27,676	23,523	64,803	41,537
Depreciation, depletion, and amortization	48,157	32,323	24,554	20,181	17,216	42,377	35,832

Total costs and operating expenses	1,152,333	933,358	689,569	504,824	479,833	1,058,990	850,879

Operating income	174,260	211,628	150,682	14,885	48,163	55,785	158,498

Interest income (primarily from affiliate)	23,722	24,510	27,569	34,236	34,643	12,769	17,998
Interest cost—affiliate	(5,435)	(5,663)	(11,187)	(16,569)	(7,706)	(3,565)	(4,422)
Interest cost	—	—	—	—	—	(8,860)	—
Capitalized interest	701	1,493	3,999	4,280	—	5,344	421

Total financing income, net	18,988	20,340	20,381	21,947	26,937	5,688	13,997

Income before income tax expense	193,248	231,968	171,063	36,832	75,100	61,473	172,495
Income tax expense (benefit)	46,942	20,732	38,131	(13,501)	443	10,093	41,266

Net income	146,306	211,236	132,932	50,333	74,657	51,380	131,229
Less: Net income (loss) attributable to noncontrolling interests(3)	7,107	21,552	19,028	19,883	37,864	(1,226)	10,466

Net income attributable to net parent investment/SunCoke Energy, Inc. stockholders	$139,199	$189,684	$113,904	$30,450	$36,793	$52,606	$120,763

	Years Ended December 31					Nine Months Ended September 30
	2010	2009	2008	2007	2006	2011	2010
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(Dollars in thousands)
Earnings per common share(4) (unaudited):
Basic	$1.99	$2.71	$1.63	$0.44	$0.53	$0.75	$1.73
Diluted	$1.99	$2.71	$1.63	$0.44	$0.53	$0.75	$1.73
Weighted-average shares of common stock outstanding(4):
Basic	70,000	70,000	70,000	70,000	70,000	70,000	70,000
Diluted	70,000	70,000	70,000	70,000	70,000	70,000	70,000
Cash Flows Data:
Net cash provided by operating activities	$296,603	$187,246	$171,330	$73,035	$54,902	$58,679	$253,925
Net cash used in investing activities	$(213,921)	$(215,106)	$(304,469)	$(220,247)	$(13,919)	$(221,792)	$(135,761)
Net cash provided by (used in) financing activities(5)	$(45,331)	$7,619	$133,703	$156,726	$(165,780)	$233,871	$(102,636)
Capital expenditures:
Ongoing(6)	$45,943	$28,218	$15,545	$15,645	$13,459	$29,852	$29,758
Expansion(7)	169,714	186,976	288,928	165,439	—	154,365	106,075

Total	$215,657	$215,194	$304,473	$181,084	$13,459	$184,217	$135,833

Balance Sheet Data (at period end):
Properties, plants and equipment, net(8)	$1,180,208	$1,012,771	$826,072	$545,314	$383,781	$1,416,279	$1,112,739
Total assets	$1,718,466	$1,546,686	$1,312,905	$992,489	$767,224	$1,879,194	$1,627,933
Total debt (including current portion) due to affiliates	$944,325	$434,269	$408,039	$244,052	$51,685	$—	$886,385
Total debt (including current portion) due to unrelated parties	$—	$—	$—	$—	$—	$697,784	$—
Net parent investment/SunCoke Energy, Inc. stockholders’ equity	$369,541	$741,994	$552,412	$445,938	$412,149	$569,432	$347,041
Coke Operating Data:
Owned and Operated Capacity Utilization (%)	97	90	95	99	101	100	97
Domestic coke sales volumes—owned and operated plants (thousands of tons)	3,638	2,813	2,628	2,460	2,534	2,767	2,726
International coke production—operated plant (thousands of tons)	1,636	1,263	1,581	1,091	—	1,149	1,266
Coal Operating Data(9):
Coal sales (thousands of tons):
Internal use	1,275	1,189	1,170	1,209	1,164	865	955
Third parties	2	25	63	66	100	226	—

Total	1,277	1,214	1,233	1,275	1,264	1,091	955

Coal production (thousands of tons)	1,104	1,134	1,179	1,220	1,179	1,015	846

(1)	Includes preferred dividend income from our investment in the company which owns the coke facility we operate in Brazil of $9.5 and $19.0 million for the years ended December 31, 2010 and 2009, respectively.
(2)	Includes nonconventional fuel tax credits and other tax benefits allocated to third-party investors in our Indiana Harbor cokemaking operations for the year ended December 31, 2007 and our Indiana Harbor and Jewell cokemaking operations for the year ended December 31, 2006 totaling $3.6 and $47.0 million, respectively.
(3)	Represents amounts attributable to third-party investors in our Indiana Harbor cokemaking operations for all years presented. The amount for the year ended December 31, 2006 also includes amounts attributable to a third-party investor in our Jewell cokemaking operations. We repurchased the interest of the third-party investors in our Jewell cokemaking operations in December 2006 for $155.3 million.
(4)	The weighted average number of common shares outstanding for all periods presented includes 70.0 million shares of common stock owned by Sunoco on the Separation Date as a result of its contribution of the assets of its cokemaking and coal mining operations to SunCoke Energy, Inc. and related capitalization. For the nine-month period ended September 30, 2011, diluted earnings per share is calculated to give effect to share-based compensation awards granted in connection with the IPO, using the treasury stock method. There is no difference between basic and diluted earnings per share for the other periods presented, since there were no dilutive securities outstanding during these periods.
(5)	Includes $155.3 million use of cash for repurchase of the interest of a third-party investor in our Jewell cokemaking operations in December 2006.
(6)	Ongoing capital expenditures are capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity of the assets and/or to extend their useful lives. Ongoing capital expenditures also include new equipment which improves the efficiency, reliability or effectiveness of existing assets. Ongoing capital expenditures do not include normal repairs and maintenance expenses which are expensed as incurred.
(7)	Expansion capital expenditures are capital expenditures made to construct new facilities as well as spending to acquire new facilities or assets which are complementary to our existing assets.
(8)	Includes lease and mineral rights.
(9)	Includes production from company and contractor-operated mines.

UNAUDITED PRO FORMA COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma combined and consolidated financial statements of SunCoke Energy, Inc. consist of unaudited pro forma combined and consolidated statements of income for the fiscal year ended December 31, 2010 and the nine months ended September 30, 2011. The unaudited pro forma combined financial statements should be read in conjunction with the sections of this prospectus entitled “Arrangements Between Sunoco and Our Company,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited combined financial statements and the corresponding notes for the year ended December 31, 2010 and our unaudited combined and consolidated financial statements as of and for the nine months ended September 30, 2011 and the corresponding notes included elsewhere in this prospectus.

The unaudited pro forma combined and consolidated financial statements included in this prospectus have been derived from our historical combined financial statements included elsewhere in this prospectus and do not necessarily reflect what our financial position and results of operations would have been if we had operated as an independent, publicly-traded company during the periods shown. In addition, they are not necessarily indicative of our future results of operations or financial condition. The assumptions and estimates used and pro forma adjustments derived from such assumptions are based on currently available information, and we believe such assumptions are reasonable under the circumstances.

The unaudited pro forma combined and consolidated financial statements give effect to the following transactions as if each had occurred on January 1, 2010:

•	The contribution of certain assets and liabilities of Sunoco to SunCoke Energy, Inc.;

•	The issuance by SunCoke Energy, Inc. of $700 million aggregate value of long-term debt;

•	The payment of debt financing fees of $18.9 million;

•

The contribution of The Claymont Investment Company LLC, a wholly owned subsidiary of Sunoco, to SunCoke Energy, Inc. concurrent with the separation of our business from Sunoco prior to the IPO primarily to transfer certain intercompany receivables from and intercompany notes payable to our Jewell, Indiana Harbor, and other subsidiaries;

•	The grant of approximately 1.4 million stock options and 0.3 million restricted stock units to certain executives and other key employees of SunCoke Energy, Inc.; and

•

The completion of the IPO at an initial public offering price of $16.00 per share. As all of the proceeds of the IPO were received by the debt exchange party, the IPO had no impact on the pro forma financial statements.

We anticipate incurring incremental general and administrative costs (e.g., cost of tax return preparation, annual and quarterly reports to shareholders, investor relations and registrar and transfer agent fees) at an annual rate of approximately $15 million to $20 million, including incremental insurance costs. We estimate the nonrecurring operating costs that we will incur during transition to being a stand-alone public company to be approximately $10 million. The pro forma financial statements do not reflect any adjustment for these estimated incremental costs or adjustments to the general and administrative costs allocated to SunCoke Energy, Inc. by Sunoco as described above.

SunCoke Energy, Inc.

Pro Forma Combined Statement of Income (Unaudited)

For the Year Ended December 31, 2010

(dollars in thousands, except per share amounts)

	Historical	Financing Transactions			Separation Transactions			Pro Forma
Revenues
Sales and other operating revenue	$1,316,547	$—			$—			$1,316,547
Other income, net	10,046	—			—			10,046

Total revenues	1,326,593	—			—			1,326,593

Costs and expenses
Cost of products sold and operating expenses	1,036,944	—			—			1,036,944
Selling, general and administrative expenses	67,232	—			4,780	(F	)	72,012
Depreciation, depletion, and amortization	48,157	—			—			48,157

Total operating expenses	1,152,333	—			4,780			1,157,113

Operating income	174,260	—			(4,780)	(G	)	169,480
Interest income — affiliate	23,687	—			(23,687)	(G	)	—
Interest income	35	—			—			35
Interest cost — affiliate	(5,435)	—			5,435	(G	)	—
Interest cost	—	(30,500)	(A	)	—			(46,150)
		(12,000)	(B	)	—			—
		(750)	(C	)	—			—
		(2,900)	(D	)	—			—
Capitalized interest	701	7,777	(E	)	(701)	(G	)	7,777

Net Financing Income (Expense)	18,988	(38,373)			(18,953)			(38,338)

Income before income tax expense (benefit)	193,248	(38,373)			(23,733)			131,142
Income tax expense (benefit)	46,942	(13,047)	(I	)	(8,069)	(I	)	25,826

Net income	146,306	(25,326)			(15,664)			105,316
Less: Net income attributable to noncontrolling interests	7,107	—			—			7,107

Net income attributable to net parent investment	$139,199	$(25,326)			$(15,664)			$98,209

Earnings per common share:
Basic	$1.99							$1.40
Diluted	$1.99							$1.40
Weighted average common shares outstanding:
Basic	70,000							70,000
Diluted	70,000							70,000

SunCoke Energy, Inc.

Pro Forma Combined and Consolidated Statement of Income (Unaudited)

For the Nine Months Ended September 30, 2011

(dollars in thousands, except per share amounts)

	Historical	Financing Transactions			Separation Transactions			Pro Forma
Revenues
Sales and other operating revenue	$1,113,724	$—			$—			$1,113,724
Other income, net	1,051	—			—			1,051

Total revenues	1,114,775	—			—			1,114,775

Costs and operating expenses
Cost of products sold and operating expenses	933,266	—			—			933,266
Loss on firm purchase commitments	18,544	—			—			18,544
Selling, general and administrative expenses	64,803	—			3,585	(F	)	68,388
Depreciation, depletion, and amortization	42,377	—			—			42,377

Total costs and operating expenses	1,058,990	—			3,585			1,062,575

Operating Income	55,785	—			(3,585)			52,200

Interest income — affiliate	12,485	—			(12,485)	(G	)	—
Interest income	284	—			—			284
Interest cost — affiliate	(3,565)	—			3,565	(G	)	—
Interest cost	(8,860)	8,860	(H	)				(34,613)
		(22,875)	(A	)
		(9,000)	(B	)
		(563)	(C	)
		(2,175)	(D	)
Capitalized interest	5,344	16,277	(E	)	(5,344)	(G	)	16,277

Total financing income, net	5,688	(9,476)			(14,264)			(18,052)

Income before income tax expense (benefit)	61,473	(9,476)			(17,849)			34,148
Income tax expense (benefit)	10,093	(3,060)	(J	)	(5,765)	(J	)	1,268

Net income	51,380	(6,416)			(12,084)			32,880
Less: Net loss attributable to noncontrolling interests	(1,226)	—			—			(1,226)
Net income attributable to SunCoke Energy, Inc. / net parent investment	$52,606	$(6,416)			$(12,084)			$34,106

Earnings per common share:
Basic	$0.75							$0.49
Diluted	$0.75							$0.49
Weighted average common shares outstanding:
Basic	70,000							70,000
Diluted	70,000							70,000

SunCoke Energy Inc.

Notes to the Unaudited Pro Forma Combined Financial Statements

(1)	Pro Forma Adjustments and Assumptions

(A)	Reflects a change to interest cost related to the issuance of $400 million of senior notes as if the notes were issued on January 1, 2010. The interest adjustments were computed using the actual interest rate of 7.625 percent. For the nine months ended September 30, 2011, the actual interest expense recognized subsequent to the issuance of this debt on July 26, 2011 is removed in Note H below.

(B)	Reflects a change to interest cost related to the issuance of a $300 million secured term loan credit facility due in 2018 as if it were issued on January 1, 2010. For the nine months ended September 30, 2011, the actual interest expense recognized subsequent to the issuance of this debt on July 26, 2011 is removed in Note H below. The interest adjustments were computed using the assumed interest rate of 4.00 percent which is the actual interest rate starting on August 8, 2011. A 0.125 percent increase in the floating interest rate would result in a $0.4 million increase in annual interest expense.

(C)	Reflects a change to interest cost for the expense attributable to an annual availability fee of the $150 million secured revolving credit facility, which is $750,000 per year.

(D)	Reflects a change to interest cost for the amortization of debt financing fees over eight years for the senior notes, seven years for the secured term loan credit facility and five years for the revolving credit agreement, respectively.

(E)	Reflects the capitalization of external interest costs to reflect borrowing costs associated with the issuance of long-term debt (see Notes A, B and D above). The adjustment was computed by applying the assumed weighted-average interest rate for the long-term debt, including amortization of debt financing fees of 6.88 percent to the average cumulative capital construction costs of the respective projects during the applicable period.

(F)	Reflects recognition of estimated equity based compensation expense related to grants of approximately 1.4 million stock options and 0.3 million restricted stock units to certain executives and key employees of SunCoke Energy at an assumed price of $17.25 per share on the grant date.

(G)	Reflects the elimination of: (1) interest income-affiliate primarily due to the contribution of Claymont to SunCoke Energy, (2) the interest cost-affiliate related to balances that were settled as a result of the separation transactions and (3) the capitalization of interest cost-affiliate attributable to construction projects (see Note E above).

(H)	Reflects the elimination of interest cost incurred after the issuance of long-term debt. These costs are replaced with interest cost as if the long-term debt was issued on January 1, 2010 (see Notes A, B, C and D above).

(I)	Tax effect at 34 percent of pro forma adjustments to pretax income, SunCoke Energy’s effective statutory tax rate excluding tax credits.

(J)	Tax effect of 32 percent includes the impact of the pro forma adjustments as well as their projected impact on the estimated annual effective statutory tax rate used to compute the historical tax provision for the first nine months of 2011.

(2)	Pro Forma Net Income Attributable to SunCoke Energy, Inc. Stockholders Per Share:

Pro forma net income attributable to SunCoke Energy, Inc. stockholders per share is determined by dividing the pro forma net income attributable to SunCoke Energy, Inc. stockholders by 70.0 million shares. The weighted average number of common shares outstanding for all periods presented includes 70.0 million shares of common stock owned by Sunoco on the Separation Date as a result of its contribution of the assets of its cokemaking and coal mining operations to SunCoke Energy and related capitalization. For the nine-

month period ended September 30, 2011, diluted earnings per share is calculated to give effect to share-based compensation awards granted in connection with the IPO, using the treasury stock method. There is no difference between basic and diluted earnings per share for the periods presented, since there were no dilutive securities outstanding during these periods.

59

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with “Selected Historical Financial and Operating Data” and our combined and consolidated financial statements and related notes included elsewhere in this prospectus. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the financial data included in the following discussion. This discussion contains forward-looking statements about our business, operations and industry that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations and intentions. Our future results and financial condition may differ materially from those we currently anticipate as a result of the factors we describe under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors.”

Unless the context otherwise requires, references in this report to “the Company,” “we,” “our,” “us,” or like terms, when used in a historical context (periods prior to July 18, 2011), refer to the cokemaking and coal mining operations of Sunoco prior to their transfer to the Company in connection with the Separation. References when used in the present tense or prospectively (after July 18, 2011), refer to SunCoke Energy, Inc. and its subsidiaries.

Overview

We are the largest independent producer of high-quality metallurgical coke in the Americas, as measured by tons of coke produced each year, and have over 45 years of coke production experience. Metallurgical coke is a principal raw material in the integrated steelmaking process. We currently sell approximately 3.6 million tons of metallurgical coke per year to our three primary customers in the United States: ArcelorMittal, U.S. Steel, and AK Steel. Our current coke sales are made pursuant to long-term agreements with an average remaining term of approximately 11 years. All of these coke sales agreements contain take-or-pay provisions, which require that our customers either take all of our coke production up to a specified tonnage maximum or pay the contract price for any such coke they elect not to accept. We have designed, developed and built, and currently own and operate five metallurgical cokemaking facilities in the United States. Our fifth U.S. cokemaking facility located in Middletown, Ohio was recently completed and commenced operations in October 2011. With the completion of our Middletown facility, our total U.S. cokemaking capacity has increased to approximately 4.2 million tons of coke per year.

We also operate a cokemaking facility in Brazil on behalf of a Brazilian subsidiary of ArcelorMittal. The Brazilian facility is the largest cokemaking facility that we operate, producing approximately 1.7 million tons of coke per year. We earn income from the Brazilian facility through (1) licensing and operating fees payable to us under long-term contracts with the local project company that will run through 2023, subject, in the case of the licensing agreement, to the issuance prior to 2014 of certain patents in Brazil that have been granted in the United States and (2) an annual preferred dividend on our preferred stock investment from the project company guaranteed by the Brazilian subsidiary of ArcelorMittal.

The following table sets forth information concerning the cokemaking facilities we own and/or operate:

Facility	Location	Year of Start Up	Number of Coke Ovens	Cokemaking Capacity (thousands of tons)	Use of Waste Heat
Owned and Operated:
Jewell	Vansant, Virginia	1962	142	720	Partially used for thermal coal drying
Indiana Harbor	East Chicago, Indiana	1998	268	1,220	Heat for power generation
Haverhill Phase I	Franklin	2005	100	550	Process steam
Phase II	Furnace, Ohio	2008	100	550	Power generation
Granite City	Granite City, Illinois	2009	120	650	Steam for power generation
Middletown	Middletown, Ohio	2011	100	550	Power generation

Total			830	4,240

Operated:
Vitória	Vitória, Brazil	2007	320	1,700	Steam for power generation

Total			1,150	5,940

We also own and operate coal mining operations in Virginia and West Virginia that have sold an average of approximately 1.2 million tons of mid-volatility metallurgical coal per year (including internal sales to our cokemaking operations) over the past three years. In January 2011, we acquired metallurgical coal mining assets contiguous to our existing mining operations that will increase our annual coal production by an additional 250,000 to 300,000 tons per year of high-volatility metallurgical coal with the potential for future production expansion.

IPO and Spin-Off

In December 2010, Sunoco formed the Company as a wholly-owned subsidiary. Sunoco contributed $1,000 to the Company in exchange for 1,000 shares of SunCoke Energy common stock. On July 18, 2011 (the “Separation Date) Sunoco contributed the subsidiaries, assets and liabilities that were primarily related to its cokemaking and coal mining operations to SunCoke Energy in exchange for 69,999,000 shares of SunCoke Energy common stock. As of the Separation Date, Sunoco owned 100% of the outstanding common stock of SunCoke Energy. On July 26, 2011, SunCoke Energy completed the IPO of 13,340,000 shares of its common stock.

Immediately following the IPO, Sunoco owned 56,660,000 shares of SunCoke Energy’s common stock, or 80.9% of the outstanding common stock. On December 1, 2011, Sunoco announced that its board of directors had declared a special stock dividend to Sunoco shareholders of the shares of our common stock it owns. The distribution of the special stock dividend will be made by means of a spin-off, which is a pro rata distribution by Sunoco of the shares of our common stock it owns to holders of Sunoco’s common stock. The spin-off is scheduled to occur on January 17, 2012 and, upon completion of the spin-off, Sunoco will cease to own any shares of our common stock. In connection with the Separation and IPO, SunCoke Energy entered into credit facilities and issued senior notes. See “—Liquidity and Capital Resources” for information regarding the credit facilities and senior notes.

Outlook

The key factors affecting our near-term outlook are the following:

•

Coke Production and Sales Volumes. The provisions of our coke sales agreements require that our customers take all of our coke production up to a specified tonnage maximum or pay the contract price for any such coke they elect not to accept. These provisions also require us to meet minimum production levels and, if we do not meet the contractual minimums, generally require us to secure replacement coke at the prevailing contract price. Accordingly, our ability to produce and ship all of our coke production capacity and to meet our contractual minimum volumes affects our results.

•

Metallurgical Coal Prices. We have historically sold the coal produced from our mining operations primarily to our Jewell cokemaking facility based on the prices that our coke customers have agreed to pay for coal used at our other domestic cokemaking facilities, which generally are set at fixed annual prices based on prevailing market prices at the time the contracts are finalized. We generally sell coal produced from our coal mining operations that we do not use at our Jewell cokemaking facility to our other domestic cokemaking facilities or to third parties. Coal produced from the mining operations of the HKCC Companies is currently fully contracted in 2011, including limited tonnage to another Jewell affiliate which is blended with our existing coal production for use at our Jewell and other domestic cokemaking facilities. In the future it will likely be sold to third parties at fixed annual prices based on the prevailing market or may continue to be blended in limited quantities with our other coal production for subsequent sale to third parties or for use at our Jewell and other domestic cokemaking operations.

Including the impact of the coal mining expansions discussed below and our acquisition of the HKCC Companies, in general, every $10 per ton increase or decrease in year-to-year coal pricing will increase or decrease our pretax income by approximately $20 to $23 million, depending on the level of coal prices and the mix of coal mined from our leaseholds, which have varying royalty rates. For 2011, substantially all of our coal sales have been committed at fixed prices and consequently our sensitivity to coal price changes should be limited. These metallurgical coal prices—which include: (1) 2011 contract prices for sales of our existing coal production to third parties and our Other Domestic Coke facilities and (2) the 2011 contract prices for Haverhill coal purchases that determine the coke sales prices from our Jewell Coke facility to ArcelorMittal—are approximately $165 per ton on average. The comparable average coal contract price was approximately $130 per ton, $155 per ton and $106 per ton for 2010, 2009 and 2008, respectively. Recent comparable spot prices are approximately $180 per ton. For the balance of 2011 and beyond, we expect metallurgical coal prices to remain at attractive levels due to favorable global supply and demand fundamentals.

•

Increased Coal Production. We had previously reported an expansion plan that we expected to increase coal production from our Jewell underground mines. We had expected to increase annualized production by approximately 350,000 tons in 2012 and to reach a 500,000 ton annualized increase by mid-2013, increasing the annualized rate of coal sales to 2.0 million tons by mid-2013. Reflecting continued tightness in the Appalachian labor market, lower yields from existing and newly developed mine seams and higher costs related to new mining safety regulations, we plan to slow the ramp-up of the expansion plan and delay opening additional new mines until 2013. Increased headcount and additional equipment will be used to increase productivity and augment compliance activities at existing mines in 2012. We now anticipate coal production at our Jewell mines of approximately 1.05 million tons in 2011, approximately 1.15 million tons in 2012 and approximately 1.45 million tons in 2013. We continue to expect capital outlays for the expansion plan, primarily for new mining equipment, to total approximately $30 million, of which $10 million is expected to be spent in 2011.

In early June 2011, we entered into a series of coal transactions with Revelation. Under a contract mining agreement, Revelation will mine certain coal reserves at our Jewell coal mining operations that are not included in our current proven and probable reserve estimate. This coal will be mined, subject to the satisfaction of certain conditions, over a three-year period beginning late in the fourth quarter of 2011 and is now expected to produce approximately 1.2 million tons of coal over such period, rather than approximately 1.3 million tons, as previously reported. We anticipate 75 percent of production to be mid-volatility metallurgical coal, with the remaining 25 percent thermal coal. In addition, we intend to build a state-of-the-art rapid train coal loading facility in the proximity of our Jewell coal mining operations at an expected cost of approximately $20 million, of which the majority is expected to be spent in 2012. Once completed, the throughput capacity of the loadout facility will be 2.6 million tons per year. The loadout facility will be operated by Revelation and rail service will be provided by Norfolk Southern.

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Resolution of Contract Disputes with ArcelorMittal. Beginning in July 2009, ArcelorMittal initiated legal proceedings challenging the prices charged to ArcelorMittal under the Jewell coke sales agreement. In January 2011, we participated in court ordered mediation with ArcelorMittal which resulted in a commercial resolution of the litigation. The parties agreed to amend the Jewell and Haverhill coke sales agreements effective January 1, 2011 to eliminate the fixed coal cost adjustment factor in the Jewell agreement and increase the operating cost and fixed fee components of the coke price under both agreements. The parties also agreed that the take-or-pay provisions of these coke sales agreements would remain in effect through the end of the terms of these agreements in December 2020. Prior to the settlement, these take-or-pay provisions were scheduled to change in the second half of 2012 into annually adjusted provisions that would have only required ArcelorMittal to purchase coke from us for its projected requirements above certain fixed thresholds. This extension provides us a guaranteed outlet for coke production through 2020. We also expect that the settlement will significantly reduce the concentration of our profitability in the Jewell coke sales agreement. For example, once our Middletown facility is in full production, which we expect to occur by July 2012, we anticipate that none of our coke sales agreements will constitute more than approximately 20 percent of our overall operating income excluding corporate overhead costs, whereas the Jewell coke sales agreement accounted for nearly 80 percent of such income in 2010. If the amendments to the coke supply agreements had been in place during 2010, 2009 and 2008, the pretax earnings of the Jewell Coke segment would have been reduced by approximately $78 million, $84 million and $56 million, respectively, and the pretax earnings of Haverhill facility included in the Other Domestic Coke segment would have been increased by approximately $18 million, $13 million and $16 million, respectively. In February 2011, we also entered into a settlement agreement with ArcelorMittal to resolve the Indiana Harbor arbitration claims. This settlement will not significantly impact our future income from our Indiana Harbor operations.

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Indiana Harbor Matters. The Indiana Harbor facility is owned by a partnership (the “Partnership”) in which we are the general partner. On September 30, 2011, we acquired the entire 19% ownership interest in the Partnership held by an affiliate of GE Capital for $34.0 million. As a result of this transaction, we now hold an 85% interest in the Partnership. The remaining 15% interest in the Partnership is owned by an affiliate of DTE Energy Company.

The initial term of the Partnership’s coke sales agreement with the customer ends on September 30, 2013. In preparation for negotiation of a new long-term contract, we are conducting an engineering study at the Partnership’s Indiana Harbor facility to identify major maintenance projects necessary to facilitate a long-term contract renewal. In accordance with the preliminary findings of this engineering study, we now expect to spend approximately $50 million in the 2011 through 2013 timeframe to refurbish the facility, rather than approximately $50 million to $100 million, as previously reported. This estimate does not include additional spending that may be required in connection with the settlement of the previously reported NOV at the Indiana Harbor facility. The majority of the spending to complete this refurbishment will take place in 2012 and 2013 and will be contingent on reaching commercially agreeable terms for a long-term contract extension with our customer and the third-party investor in the Partnership. While we believe that there is a reasonable likelihood that we will reach agreement with our customer for a new long-term contract, such an agreement may not be reached.

Our customer also has a contractual relationship to purchase steam and electricity from Cokenergy, an independent power producer that owns and operates an energy facility, including heat recovery equipment, a flue gas desulfurization system and a power generation plant, that processes hot flue gas from the Partnership’s Indiana Harbor facility to produce steam and electricity and to reduce the sulfur and particulate content of such flue gas. The Partnership also has an agreement with Cokenergy under which the Indiana Harbor facility supplies flue gas to Cokenergy and Cokenergy processes such flue gas. The agreement between the Partnership and Cokenergy ends on September 30, 2013. In the first six months of the final year of the agreement between the Partnership and Cokenergy the parties are obligated to negotiate in good faith for an extension to the term of the agreement. In the event that the parties cannot reach agreement on an extension of the term of the agreement, and subject to the rights of our customer to purchase the energy facility from Cokenergy, the Partnership may purchase the assets necessary for the continued operation of the Indiana Harbor cokemaking facility from Cokenergy at fair market value upon written notice to Cokenergy not later than six months prior to the expiration of the agreement. To the extent the Partnership does not exercise such right, Cokenergy at its option may either abandon or remove all or any of the heat recovery equipment of the energy facility.

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Middletown Project Execution. We commenced operations at our new Middletown, Ohio cokemaking facility in October 2011. Once fully operational, we expect this facility to produce 550 thousand tons of coke per year and provide, on average, 44 megawatts of electricity per hour. Total costs of the project were approximately $410 million.

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Ongoing Capital Expenditures. Following completion of the coal mining expansion and the start up of our Middletown cokemaking facility, we expect our ongoing capital to be approximately $50 million to $55 million per year. In addition, we have undertaken capital projects to improve reliability of the energy recovery systems and enhance environmental performance at our Haverhill and Granite City cokemaking facilities. As a result of our recent discussions with the EPA, we now expect these projects to cost approximately $80 million to $100 million and to be carried out over the 2011 through 2016 period, rather than a total cost of approximately $65 million over the 2011 through 2013 period as previously reported. The majority of the spending is expected to take place from 2013 to 2016, although some spending may occur in 2012 depending on the timing of the settlement. The final cost of the projects will be dependent upon the ultimate outcome of discussions with regulators. For more information, see the section entitled “Business—Legal and Regulatory Requirements—Environmental Matters and Compliance.”

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Federal Income Tax Matters. Sunoco is currently receiving federal income tax credits for coke production from the second phase of our Haverhill cokemaking facility and our Granite City cokemaking facility. Following the expected distribution, we will receive such federal income tax credits. These tax credits are earned for each ton of coke produced and sold and expire four years after the initial coke production at the facility. The tax credit eligibility for coke production from the second phase of the Haverhill facility and the Granite City facility will expire in June 2012 and September 2013, respectively. In 2009, the value of these credits was approximately $14.55 per ton. We share with our customers a portion of the value of these credits when utilized through discounts to their respective coke prices and gave our customers $12.0 million in sales discounts in 2010. Sunoco expects to carryforward approximately $19 million in total of qualifying credits from the year ended December 31, 2010 to reduce its tax liability in future tax returns. To the extent Sunoco ultimately utilizes federal income tax credits for coke production for which it qualified prior to the expected distribution, we expect to share a portion of the value of such credits with our customers but, pursuant to the tax sharing agreement we entered into in connection with our separation from Sunoco, will not receive the benefits of such credits on our consolidated federal income tax return.

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Global Coke Limited. In May 2011, we signed a memorandum of understanding to make a minority equity investment of approximately $30 million in Global Coke Limited, one of the leading metallurgical coke producers in India. In conjunction with the investment, we would provide operations, engineering and technology support to Global Coke. We have conducted due diligence in connection with the proposed transaction and are currently negotiating the proposed terms of our investment. Consummation of the transaction is subject to the approval of management of the respective parties, execution of definitive agreements and the satisfaction of customary closing conditions.

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Development of Other Facilities. We are currently discussing other opportunities for developing new heat recovery cokemaking facilities with domestic and international steel companies. Such cokemaking facilities could be either wholly owned or developed through other business structures. As applicable, the steel company customers would be expected to purchase coke production under long-term contracts. The facilities would also generate steam, which would typically be sold to the steel customer, or electrical power, which could be sold to the steel customer or into the local power market. One such potential project is a facility with up to 200 ovens and 1.1 million tons of capacity which could serve multiple customers and may have a portion of its capacity reserved for coke sales in the spot market. We are in the early stages of permitting for this potential facility in Kentucky, but we are also assessing alternative sites in other states. In light of the current economic and business outlook, we expect to defer seeking customer commitments for this potential facility until we make further progress on obtaining permits, which we anticipate receiving in the latter half of 2012. Our ability to construct a new facility and to enter into new commercial arrangements is dependent upon market conditions in the steel industry.

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Black Lung Obligation. The Patient Protection and Affordable Care Act (“PPACA”), which was implemented in 2010, amended previous legislation related to coal workers’ black lung obligations. PPACA provides for the automatic extension of awarded lifetime benefits to surviving spouses and changes the legal criteria used to assess and award claims. Our obligation related to black lung benefits is estimated based on various assumptions, including actuarial estimates, discount rates, and changes in health care costs. We are currently evaluating the impact of PPACA based on available trend rates and other current information. We have not concluded our evaluation but believe that the impact of PPACA, coupled with anticipated changes in discount rates and other assumptions, may increase our black lung benefit obligation by approximately $4 to $6 million. We anticipate that we will complete our evaluation in the fourth quarter of 2011.

Corporate Separation Transactions

We have been operating cokemaking facilities and coal mines for over 45 years. Since the acquisition of our cokemaking and coal mining businesses by Sunoco in 1979, we have conducted our operations through one or more subsidiaries of Sunoco, and our assets, liabilities and operating results have been included in the consolidated financial statements of Sunoco. As part of the Separation, Sunoco contributed to us the subsidiaries, assets and liabilities that are primarily related to our cokemaking and coal mining businesses. See “Arrangements Between Sunoco and Our Company.”

Historically, our operating expenses have included allocations of certain general and administrative costs of Sunoco for services provided to us by Sunoco. We will incur additional recurring costs related to being a stand-alone public company, including costs for financial reporting, tax, regulatory compliance, corporate governance, treasury, legal, internal audit and investor relations activities.

We are currently in the process of developing and implementing plans to replace services provided by Sunoco prior to the distribution and to develop the internal functions that we will need to operate effectively and fulfill our responsibilities as a stand-alone public company. Our plans reflect anticipated recurring activities that are incremental to our current activities, as well as certain nonrecurring activities that we expect will be required during our transition to a stand-alone public company. We estimate the incremental recurring operating costs related to being a stand-alone public company to be approximately $15 million to $20 million per year. The significant assumptions involved in determining the estimates of incremental recurring operating costs include, but are not limited to:

•	additional personnel required to operate as a public company;

•	changes in compensation with respect to new and existing positions, particularly with respect to equity-based incentive compensation;

•	the level of additional assistance we will require from professional service providers;

•	the increase in insurance premiums and bonding costs as a stand-alone public company; and

•	the costs of operating and maintaining new information technology infrastructure investments associated with being a stand-alone entity.

We estimate the nonrecurring operating costs that we will incur during our transition to being a stand-alone public company to be approximately $10 million. We anticipate that substantially all of these costs will be incurred during 2011. These costs include, but are not limited to, the following:

•	nonrecurring compensation, such as accelerated vesting of certain long-term incentive awards, upon completion of the separation and the IPO;

•	office relocation costs;

•	recruiting and relocation costs associated with hiring key senior management personnel new to our company; and

•	costs to separate and develop new information systems.

We have completed our relocation to Lisle, Illinois, where we lease our new corporate headquarters, but have not finalized all elements of our transition plan and have not entered into specific arrangements for certain significant elements of our cost structure as a stand-alone public company. Although we believe our estimates of incremental recurring costs and nonrecurring transition costs are reasonable based on the information we have to date, certain significant components of our estimates are preliminary and subject to change. See “Cautionary Statement Concerning Forward-Looking Statements.”

The audited and unaudited combined financial statements of SunCoke included elsewhere in this prospectus for the periods prior to the Separation, which are discussed below, reflect the historical financial position, results of operations and cash flows of the cokemaking and coal mining businesses that were transferred to us from Sunoco pursuant to the Separation. The financial information included in this prospectus, however, does not reflect what our financial position, results of operations and cash flows will be in the future or what our financial position, results of operations and cash flows would have been in the past had we been a public, stand-alone company during the periods presented.

Results of Operations

Historically, we have reported our business results through four segments:

•	Jewell Coke, which consists of our cokemaking operations located in Vansant, Virginia;

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Other Domestic Coke, which consists of our Indiana Harbor, Haverhill and Granite City cokemaking and heat recovery operations located in East Chicago, Indiana, Franklin Furnace, Ohio and Granite City, Illinois, respectively;

•	International Coke, which consists of our operations in Vitória, Brazil, where we operate a cokemaking facility for a Brazilian subsidiary of ArcelorMittal; and

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Coal Mining, which consists of our metallurgical coal mining activities conducted in Virginia and West Virginia. In addition, we have included the results of the HKCC Companies that we acquired in January 2011 in this segment from the date of acquisition.

Beginning in the fourth quarter of 2011, our Other Domestic Coke segment will also include our Middletown, Ohio facility.

Each of our coke sales agreements in our Jewell Coke and Other Domestic Coke segments contain highly similar contract provisions. Specifically, each agreement includes:

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Take-or-Pay Provisions. We make substantially all of our current coke sales under take-or-pay contracts that require us to produce the contracted volumes of coke and require the customer to purchase such volumes of coke up to a specified tonnage maximum or pay the contract price for any tonnage they elect not to take. As a result, our ability to produce the contracted coke volume and performance by our customers are key determinants of our profitability. We do not have any significant spot coke sales. Accordingly, spot coke prices do not generally affect our revenues.

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Coal Cost Component with Pass-Through Provisions. The largest component of the price of our metallurgical coke is the cost of purchased coal, including any transportation or handling costs. Under the contracts at our cokemaking facilities in the Other Domestic Coke segment, coal costs are a pass-through component of the coke price, provided that we are able to realize certain targeted coal-to-coke yields. As such, when targeted coal-to-coke yields are achieved, the price of coal is not a significant determining factor in the profitability of these facilities, although it does affect our revenue and cost of sales for these facilities in approximately equal amounts. However, to the extent that the actual coal-to-coke yields are less than the contractual standard, we are responsible for the cost of the excess coal used in the cokemaking process. Conversely, to the extent our actual coal-to-coke yields are higher than the contractual standard, we realize gains.

Under the Jewell coke sales agreement, prior to January 1, 2011, the component of the coke price attributable to coal was equal to the delivered cost of coal applicable to our sales to ArcelorMittal from our Haverhill facility increased by the application of a fixed adjustment factor. As a result of this pricing formula, as coal prices increased, the profitability of our Jewell facility increased, and as coal prices decreased, the profitability of our Jewell cokemaking facility decreased. The coal supply for our Haverhill cokemaking facility has generally been purchased under contracts with terms of one to two years. Accordingly, these coal costs have been most impacted by market prices at the time these agreements were entered into and were generally not responsive to changes in coal prices during the year. The impact of coal prices on Jewell Coke profitability has therefore lagged the market for spot coal prices.

Beginning January 1, 2011, as a result of the settlement agreement with ArcelorMittal discussed above, the coal component of the price of coke under the Jewell coke sales agreement was amended. The coal component of the Jewell coke price will now be fixed annually for each calendar year based on the weighted-average contract price of third-party coal purchases at our Haverhill facility applicable to ArcelorMittal coke sales. To the extent that contracts for third-party coal purchases at our Haverhill facility convert to pricing mechanisms of less than a year, the Jewell coke price will be adjusted accordingly during that year. The fixed adjustment factor has been eliminated, and as a result, coal prices will no longer significantly affect the financial results of the Jewell Coke segment. The transfer price for coal supplied from our coal mining operations for use at our Jewell cokemaking operations is based on the prices of our annual third-party coal sales agreements if such sales volumes exceed a minimum threshold. If third-party sales volumes do not exceed this threshold, the transfer price is based on annual prices for internal sales to our affiliates. As a result of the different coal pricing mechanisms in the Jewell coke sales agreement and the transfer agreement between Jewell cokemaking and our coal mining operations, the financial results of the Jewell Coke segment may be impacted by annual coal pricing differentials between the two mechanisms. However, because both our coal purchases for Haverhill, which establish the annual coal component for the Jewell coke price, and our third-party coal sales are generally concluded on an annual basis and at similar times of the year, we expect fluctuations to be limited.

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Operating Cost Component with Pass-Through or Inflation Adjustment Provisions. Our coke prices include an operating cost component. Operating costs under three of our coke sales agreements are passed through to the respective customers subject to an annually negotiated budget in some cases subject to a cap annually adjusted for inflation, and we share any difference in costs from the budgeted amounts with our customers. Under our other two coke sales agreements, the operating cost component for our coke sales are fixed subject to an annual adjustment based on an inflation index. Accordingly, actual operating costs can have a significant impact on the profitability of all our domestic cokemaking facilities.

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Fixed Fee Component. Our coke prices also include a fixed fee component. The fixed fee component is an amount received for each ton of coke sold to the customer and is determined at the time the coke sales agreement is signed.

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Tax Component. Our coke sales agreements also contain provisions that generally permit the pass-through of all applicable taxes (excluding income taxes) related to the production of coke at our facilities.

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Coke Transportation Cost Component. Where we deliver coke to our customers via rail, our coke sales agreements also contain provisions that permit the pass-through of all applicable transportation costs related to the transportation of coke to our customers.

Our domestic coke facilities have also realized, and some continue to realize, certain federal income tax credits. Specifically, energy policy legislation enacted in August 2005 created nonconventional fuel tax credits for U.S. federal income tax purposes pertaining to a portion of the coke production at our Jewell cokemaking facility, all of the production at our Haverhill cokemaking facility and all future domestic cokemaking facilities placed into service by January 1, 2010. The credits cover a four-year period, effective the later of January 1, 2006 or the date any new facility is placed into service prior to January 1, 2010. Accordingly, the credits attributable to a portion of production from our Jewell cokemaking facility and all production from the first phase of our Haverhill facility expired on December 31, 2009. The credits attributable to production from the second phase of our Haverhill and our Granite City facility will expire June 2012 and September 2013, respectively. Most of the coke production at our Jewell cokemaking facility and all of the coke production at our Indiana Harbor cokemaking facility were eligible for similar nonconventional fuel tax credits through December 31, 2007 under a previous tax law. We currently “share” a portion of the tax credits with AK Steel and U.S. Steel for sales from the second phase of our Haverhill facility and our Granite City facility, respectively, through discounts to the sales price of coke when Sunoco utilizes the benefits of these tax credits on its consolidated federal income tax return. Following the expected distribution, we will receive such federal income tax credits. Sunoco expects to carryforward approximately $19 million in total of qualifying credits from the year ended December 31, 2010 to reduce its tax liability in future tax returns. To the extent Sunoco ultimately utilizes federal income tax credits for coke production for which it qualified prior to the expected distribution, we expect to share a portion of the value of such credits with our customers but, pursuant to the tax sharing agreement we entered into in connection with our separation from Sunoco, will not receive the benefits of such credits on our consolidated federal income tax return. Following the expected distribution, we will share a portion of the tax credits when we utilize the benefits of such credits on our consolidated federal income tax return. We had similar arrangements with ArcelorMittal at our Indiana Harbor facility and the first phase of our Haverhill facility prior to the expiration of such credits. As a result of these discounts, our pretax results for these facilities reflect the impact of these sales discounts, while the actual tax benefits are reflected as a reduction of income tax expense. Accordingly, when the tax credits expire, the results of our Other Domestic Coke segment will increase, but this increase will be more than offset by the increase in our income tax expense.

Revenues from our International Coke segment are derived from licensing and operating fees based upon the level of production from a Brazilian subsidiary of ArcelorMittal. Our revenues also include the full pass-through of the operating costs of the facility. We also receive an annual preferred dividend on our preferred stock investment in the Brazilian project company that owns the facility. In general, the facility must achieve certain minimum production levels for us to receive the preferred dividend.

Revenues from our Coal Mining segment are currently generated largely from sales of coal to the Jewell cokemaking facility for conversion into metallurgical coke. Some coal is also sold to our other domestic cokemaking facilities. Coal sales to third parties have historically been limited, but are expected to increase as a result of the HKCC acquisition and our expansion project. Intersegment coal revenues for sales to the Jewell Coke and Other Domestic Coke segments are based on prices that third parties or coke customers of the Other Domestic Coke segment have agreed to pay for our coal and which approximate the market price for this quality of metallurgical coal. Most of the coal sales to these third parties and facilities are under contracts with one- to two-year terms, and, as a result, coal revenues lag the market for spot coal prices. Accordingly, the revenues from Coal Mining are most affected by the timing of the execution of coal sales agreements with third parties or the customers of our Other Domestic Coke segment. Coal production costs are the other critical factor in the financial results of the Coal Mining segment.

Overhead expenses that can be identified with a segment have been included as deductions in determining income of our business segments, and the remaining expenses have been included in Corporate and Other. Net financing income, which consists principally of interest income and expense from affiliates, interest costs and capitalized interest, is also excluded from segment results.

Our segment results reflect income attributable to our parent, Sunoco. Income attributable to noncontrolling investors in the Indiana Harbor partnership has been subtracted from the income of the Other Domestic Coke segment and also from the net financing income.

The following tables set forth the sales and other operating revenues and the operating income (loss) attributable to net parent investment, or segment earnings, of our segments and other financial and operating data for the years ended December 31, 2010, 2009 and 2008:

	Years ended December 31
	2010	2009	2008
	(Dollars in thousands)
Sales and other operating revenues:
Jewell Coke	$298,020	$324,630	$250,394
Jewell Coke intersegment sales	5,784	—	—
Other Domestic Coke	979,542	755,946	523,883
International Coke	38,411	40,442	58,388
Coal Mining	574	2,998	6,271
Coal Mining intersegment sales	132,278	119,505	107,658
Elimination of intersegment sales	(138,062)	(119,505)	(107,658)

Total	$1,316,547	$1,124,016	$838,936

Earnings:
Jewell Coke	$147,082	$177,803	$114,145
Other Domestic Coke(1)	35,612	(2,482)	20,373
International Coke	14,856	23,198	5,299
Coal Mining	(11,291)	5,247	9,612
Corporate and Other:
Corporate expenses	(15,026)	(9,465)	(13,469)
Net financing(1)	14,908	16,115	16,075

Pretax income attributable to net parent investment	186,141	210,416	152,035
Income tax expense	46,942	20,732	38,131

Net income attributable to net parent investment	$139,199	$189,684	$113,904

Coke Operating Data:
Capacity Utilization (%)
Jewell Coke	99	99	100
Other Domestic Coke	97	87	93
Total	97	90	95
Coke sales volumes (thousands of tons):
Jewell Coke(2)	721	694	727
Other Domestic Coke	2,917	2,119	1,901

Total	3,638	2,813	2,628

International Coke production—operated facility (thousands of tons)	1,636	1,263	1,581

Coal Operating Data(3):
Coal sales volumes (thousands of tons):
Internal use	1,275	1,189	1,170
Third parties	2	25	63

Total	1,277	1,214	1,233

Coal production (thousands of tons)	1,104	1,134	1,179
Purchased coal (thousands of tons)	149	73	54
Coal sales price per ton (excludes transportation costs)(4)	$103.76	$100.45	$92.00
Coal cash production cost per ton(5)	$105.92	$92.07	$80.44
Purchased coal cost per ton(6)	$87.74	$43.10	$41.16
Total coal production cost per ton(7)	$108.67	$93.35	$82.23

(1)	Excludes income attributable to noncontrolling investors in our Indiana Harbor cokemaking operations.
(2)	Excludes 17 thousand tons of internal coke sales to our Indiana Harbor cokemaking operations during 2010.
(3)	Includes production from company and contract-operated mines.
(4)	Includes sales to affiliates, including sales to Jewell Coke established via a transfer pricing agreement. The transfer price per ton to Jewell Coke was $103.74, $100.19 and $89.96 for 2010, 2009 and 2008, respectively.

(5)	Mining and preparation costs, excluding depreciation, depletion and amortization, divided by coal production volume.
(6)	Costs of purchased raw coal divided by purchased coal volume.
(7)	Cost of mining and preparation costs, purchased raw coal costs, and depreciation, depletion and amortization divided by coal sales volume. Depreciation, depletion and amortization per ton were $6.04, $4.77 and $3.54 for 2010, 2009 and 2008, respectively.

Analysis of Segment Earnings

Year Ended December 31, 2010 compared to Year Ended December 31, 2009

Net income attributable to net parent investment decreased $50.5 million, or 27 percent, to $139.2 million for the year ended December 31, 2010 compared to $189.7 million for the corresponding period of 2009. The decrease was primarily due to the absence of a one-time $41 million investment tax credit associated with the start up of the Granite City cokemaking facility in the fourth quarter of 2009 and lower results from the Jewell and Indiana Harbor cokemaking operations and our Coal Mining segment. Higher results from the Haverhill and Granite City operations, which were driven by higher margins and volumes, partially offset these negative factors.

Jewell Coke

Sales and Other Operating Revenue

Sales and other operating revenue decreased $26.6 million, or 8 percent, to $298.0 million in 2010 compared to $324.6 million in 2009. This decrease was mainly attributable to lower pricing, which contributed $37.2 million of the decrease, offset partially by a $10.6 million increase due to higher sales volumes. In 2010 and 2009, the component of the coke price attributable to coal was equal to the delivered cost of coal applicable to our sales to ArcelorMittal from our Haverhill facility, increased by the application of a fixed adjustment factor. As a result of this pricing formula, as coal prices increased, the sales and profitability of our Jewell facility increased, and as coal prices decreased, the sales and profitability of our Jewell cokemaking facility decreased. In 2010, Jewell pricing and sales were adversely impacted by lower average coal costs at our Haverhill facility, which were $217.37 per ton of coke in 2010 compared to $251.55 per ton of coke in the 2009 period. Jewell Coke also had intercompany sales of approximately 17 thousand tons to Indiana Harbor during 2010.

Segment Earnings

Segment earnings from our Jewell Coke segment decreased $30.7 million, or 17 percent, to $147.1 million in 2010 compared to $177.8 million in 2009. The decrease in segment earnings was largely driven by a $33.1 million decrease in operating margins due to lower sales pricing and higher internal coal transfer pricing, partially offset by the favorable impact of volume increases. Selling, general and administrative costs increased $3.6 million due to higher legal fees associated with the ArcelorMittal litigation and also contributed to the decrease in segment earnings. As described above, the sales price at Jewel Coke was adversely impacted by lower average coal costs at our Haverhill facility and was the primary driver for the decrease in segment earnings in 2010. Margins were also adversely impacted by higher internal coal transfer pricing, which increased 2.9 percent on a per ton basis in 2010. Higher sales volumes had a $6.0 million favorable offset to the decrease in segment earnings and were largely due to the timing of shipments for December 2009 production.

Other Domestic Coke

Sales and Other Operating Revenue

Sales and other operating revenue increased $223.6 million, or 30 percent, to $979.5 million in 2010 compared to $755.9 million in 2009. The increase was mainly attributable to the incremental impact of a full year of sales at our Granite City operations, higher pass through costs and volume increases. Granite City commenced operations in the fourth quarter of 2009 and contributed $185.2 million to this increase.

The largest component of our sales price is the cost of purchased coal, which is passed through to our customers, subject to contractual coal-to-coke yield standards, and includes transportation and handling costs. Where we deliver coke via rail to our customers, we also pass through the costs of such services. Accordingly, these costs are a pass through to our customers and affect our sales and cost of sales in approximately equal amounts and are generally not a significant factor in our results when contractual coal-to-coke yields are achieved. Pass through costs increased $16.3 million in 2010 mainly due to volume increases.

Coke sales volumes, excluding Granite City operations, increased 11.0 percent in 2010 compared to 2009 and contributed $21.2 million to the increase in sales and other operating revenue. Operational improvements at Haverhill increased capacity utilization from 84 percent in 2009 to 100 percent in 2010, which favorably impacted volume and sales, including higher energy sales volumes. This favorable variance was offset by lower volume at Indiana Harbor. Sales and other operating revenue at the Indiana Harbor operations was unfavorably impacted by lower capacity utilization, which decreased from 95 percent in 2009 to 93 percent in 2010. In 2010, capacity utilization at this facility was adversely impacted by operational and force majeure issues and as a result, we did not meet our contractual production minimums. Because our customer did not require the additional coke, we did not incur any contractual penalty for the shortfall. The estimated impact to sales and other operating revenue in 2010 was approximately $13.5 million and is included in the variance above.

Segment Earnings

Other Domestic Coke segment earnings increased $38.1 million to $35.6 million for 2010 compared to a loss of $2.5 million in 2009. The increase in segment earnings was mainly attributable to the incremental impact of a full year of operations at Granite City, which contributed $10.7 million, volume increases and favorable operating margins at Haverhill. This increase was offset partially by higher selling, general and administrative costs, which increased $12.7 million largely due to higher legal and related costs incurred in connection with the resolution of the Indiana Harbor arbitration, and lower operating margins at Indiana Harbor. The change in operating income attributable to noncontrolling interests increased segment earnings by $14.3 million in 2010 based on the results of Indiana Harbor.

Volume, excluding the impact of Granite City, contributed $14.0 million to the increase in segment earnings. Haverhill volume increased largely due to the resolution of operating difficulties experienced in 2009. Indiana Harbor volume decreased slightly in 2010 compared with 2009 due to operational issues and lower utilization and force majeure events, which impacted segment earnings by $2.9 million.

Operating margins were favorable to the prior year and contributed $11.7 million to the increase in segment earnings. Higher recovery of coal and operating costs at Haverhill was offset partially by a lower recovery at Indiana Harbor. In August 2009, we terminated our coke sales agreement with OAO Severstal and entered into a coke sales agreement with AK Steel. Under the new agreement with AK Steel, certain coal costs related to existing purchase contracts could not be recovered, which adversely impacted segment margins at Haverhill in 2009. Higher coal costs were recovered in 2010, which favorably impacted coal margin at Haverhill. This favorable variance was partially offset by a decline in coal-to-coke yield results at Indiana Harbor. Indiana Harbor coal-to-coke yield results decreased from an $18.1 million benefit in 2009 to a loss of $1.5 million in 2010 due primarily to the adjustment of the contractual coal-to-coke yield standard. Operating margins were also impacted by the absence of $1.5 million in payments received in 2009 at Indiana Harbor for customer-requested reductions in production levels that occurred in the 2009 period.

International Coke

Sales and Other Operating Revenue

Sales and other operating revenue decreased $2.0 million, or 5 percent, to $38.4 million in 2010 compared to $40.4 million in 2009. Sales and other operating revenue decreased due to lower pass-through operating costs offset partially by higher operating and license fees driven by a 30 percent increase in coke production.

Segment Earnings

Segment earnings in the International Coke segment decreased $8.3 million, or 36 percent, to $14.9 million in 2010 compared to $23.2 million in 2009. This decrease was primarily attributable to the recognition of preferred dividend income in 2009 related to 2008. We receive an annual preferred dividend on our preferred stock investments in the company that owns the Brazilian facility. In 2009, we recognized both the 2009 and 2008 dividends; $9.5 million of which was attributable to 2008 and was recognized in the second quarter after we determined the preferred dividend to be realizable. In 2009, we completed a restructuring of our operating agreement with ArcelorMittal and now recognize preferred dividend income in the fourth quarter of each year. Offsetting this decline were higher licensing and operating fees in 2010 due to an increase in coke production.

Coal Mining

Sales and Other Operating Revenue

Sales and other operating revenue is generated largely from sales of coal to the Jewell cokemaking facility and our other domestic cokemaking facilities. Intersegment sales increased $12.8 million to $132.3 million in 2010 compared to $119.5 million in 2009 due mainly to a 7.2 percent increase in volume. Sales prices increased from $100.45 per ton in 2009 to $103.76 per ton in 2010 and contributed $3.9 million to the increase in sales and other operating revenue. Sales prices for intercompany sales are based on prices that third parties or coke customers of the Other Domestic Coke segment have agreed to pay and approximate market at the time of contract execution. Sales to third parties are limited at this time and decreased $2.4 million in 2010 due to lower volume.

Segment Earnings

Segment earnings decreased $16.5 million in 2010 to a loss of $11.3 million compared to earnings of $5.2 million in 2009. This decrease was primarily driven by lower operating margins and a $2.5 million increase in selling, general and administrative costs. Operating margins were unfavorable to the prior year and contributed $14.0 million to the decrease in segment earnings. Production costs increased $15.32 per ton which was largely attributable to higher spending for materials and supplies, fuel and raw coal purchases. Increased labor costs, in part due to staffing in anticipation of the mine expansion, also contributed to the higher production costs. Slightly higher coal sales prices and volumes partially offset these negative factors.

Corporate and Other

Corporate expenses increased $5.5 million to $15.0 million for the year ended December 31, 2010 compared to $9.5 million for the corresponding period of 2009. The increased expenses were largely attributable to higher business development and corporate staffing costs. Net financing income decreased $1.2 million to $14.9 million for the year ended December 31, 2010 compared to $16.1 million for the corresponding period of 2009. The decrease in net financing income was primarily due to a reduction in capitalized interest and lower interest income.

Income Taxes

Income tax expense increased $26.2 million to $46.9 million for the year ended December 31, 2010 compared to $20.7 million for the corresponding period of 2009. Our effective tax rate after deducting income attributable to noncontrolling interests and excluding tax credits was 35.4 percent for the year ended December 31, 2010 compared to 38.3 percent for the corresponding period of 2009. The decrease in the effective tax rate was partially attributable to the recognition of the manufacturing deduction for federal income tax purposes in 2010. We did not realize this benefit in the 2009 period because we had a net operating loss for tax purposes due primarily to bonus depreciation from the Granite City cokemaking facility that was placed in service in the fourth quarter of 2009. The state income tax rate was also lower due to increased income from the

Haverhill cokemaking facility, which has a lower effective tax rate. Tax expense increased due to the absence of a one-time $40.7 million gasification investment tax credit associated with the commencement of operations at our Granite City facility in the fourth quarter of 2009. Nonconventional fuels tax credits were essentially unchanged at $19.0 million for the 2010 period as higher tax credits associated with sales from our Granite City cokemaking facility and the second phase of the Haverhill cokemaking facility were partially offset by the absence of credits from sales at the Jewell facility and the first phase of the Haverhill facility, as eligibility for credits from these facilities expired on December 31, 2009. Sales price discounts provided to our customers in connection with sharing of nonconventional fuels tax credits, which are reflected in the operating results of the Other Domestic Coke segment, totaled $12.0 million and $7.8 million in 2010 and 2009 periods, respectively.

Year Ended December 31, 2009 compared to Year Ended December 31, 2008

Net income attributable to net parent investment increased $75.8 million, or 67 percent, to $189.7 million for the year ended December 31, 2009 compared to $113.9 million for the corresponding period of 2008. The increase was primarily due to an increase in income from our Jewell Coke facility, which was largely attributable to higher coal prices and recognition of a one-time gasification investment tax credit associated with the start up of our Granite City cokemaking facility.

Jewell Coke

Sales and Other Operating Revenue

Sales and other operating revenue increased $74.2 million, or 30 percent, to $324.6 million in 2009 compared to $250.4 million in 2008. This increase was mainly attributable to higher pricing, which contributed $88.8 million of this increase, partially offset by a $14.6 million decrease due to a decrease in sales volume. In 2009, Jewell pricing was favorably impacted by higher average coal costs at our Haverhill facility, which were $251.55 per ton of coke in 2009 compared to $172.63 per ton of coke in the 2008 period. Sales volumes declined in 2009 due in part to the timing of shipments for the December 2009 production volumes.

Segment Earnings

Segment earnings from our Jewell Coke segment increased $63.7 million, or 56 percent, to $177.8 million in 2009 compared to $114.1 million in 2008. The increase in segment earnings was largely driven by a $74.1 million increase in operating margins due to higher sales pricing, partially offset by higher internal coal transfer pricing, an increase in operating costs, and the impact of volume decreases. As described above, the sales price at Jewell Coke was favorably impacted by higher average coal costs at our Haverhill facility and was the primary driver for the increase in segment earnings in 2009. Sales volume declines reduced segment earnings by $8.9 million.

Other Domestic Coke

Sales and Other Operating Revenue

Sales and other operating revenue increased $232.0 million, or 44 percent, to $755.9 million in 2009 compared to $523.9 million in 2008. Granite City commenced operations in the fourth quarter of 2009 and contributed $18.5 million to this increase. Coal pass through costs increased due to higher coal prices and volume increases and contributed $186.4 million to the increase in sales and other operating revenues. The remaining increase is due to higher volumes and operating fees.

Segment Earnings

Our Other Domestic Coke segment incurred losses of $2.5 million in 2009 compared to segment earnings of $20.4 million in 2008. The decrease was driven by lower volume and lower operating margins at our Haverhill operations, offset partially by higher margins at our Indiana Harbor operations. Also contributing to the decrease was a $3.9 million loss at our Granite City cokemaking facility which commenced operations in the fourth quarter of 2009. The change in operating income attributable to noncontrolling interests decreased segment earnings by $2.6 million in 2009 based on the results of Indiana Harbor.

Volume, excluding the impact of Granite City, contributed $8.7 million to the decrease in segment earnings driven by volume decreases at Indiana Harbor.

Operating margins were unfavorable to the prior year and contributed $7.3 million to the decrease in segment earnings. Operating margins at Haverhill were unfavorable in 2009 as compared to 2008 due to a lower recovery of coal and operating costs and higher depreciation expense. In August 2009, we terminated our coke sales agreement with OAO Severstal and entered into a coke sales agreement with AK Steel. Under the new agreement with AK Steel, certain coal costs related to existing purchase contracts could not be recovered, which adversely impacted operating margins in 2009. Conversely, coal cost recovery was higher in 2008, which favorably impacted coal margins at Haverhill during that period. Additionally, operational difficulties associated with the start up of the second phase increased operating costs, a portion of which could not be recovered. Haverhill coal-to-coke results were $(1.0) million and $(3.1) million in 2009 and 2008, respectively. Operating margins for Indiana Harbor were higher in 2009 as compared to 2008 due to a favorable $4.7 million increase in coal-to-coke yield results and a $1.5 million payment received in 2009 for customer-requested reductions in production levels that occurred in the 2009 period.

International Coke

Sales and Other Operating Revenue

Sales and other operating revenue decreased $18.0 million, or 31 percent, to $40.4 million in 2009 compared to $58.4 million in 2008. Sales and other operating revenue decreased due to lower pass-through operating costs.

Segment Earnings

Segment earnings in our International Coke segment increased $17.9 million to $23.2 million in 2009 compared to $5.3 million in 2008. This increase was primarily attributable to the recognition of preferred dividend income in 2009. In 2009, we recognized both the 2009 and 2008 dividends; $9.5 million attributable to 2008 was recognized in the second quarter after we determined the preferred dividend to be realizable. Higher administrative costs partially offset the preferred dividend income.

Coal Mining

Sales and Other Operating Revenue

Sales and other operating revenue is generated largely from sales of coal to the Jewell cokemaking facility and other domestic cokemaking facilities. Intersegment sales increased $11.8 million, or 11 percent, to $119.5 million in 2009 compared to $107.7 million in 2008 due primarily to an increase in pricing. Average sales prices per ton increased from $92.00 per ton in 2008 to $100.45 per ton in 2009 and are based on prices that third parties or coke customers of the Other Domestic Coke segment have agreed to pay and approximate market. Sales to third parties decreased $3.3 million in 2009 due to lower volume.

Segment Earnings

Segment earnings decreased $4.4 million in 2009 to $5.2 million in 2009 compared to $9.6 million in 2008. This decrease was primarily driven by lower operating margins, which contributed $3.5 million to the decrease. Operating margins were impacted by higher production costs, which increased $11.12 per ton, largely driven by higher costs for labor, materials and supplies, fuel and the purchases of raw coal. Labor costs increased due to new mining safety regulations and the hiring of apprentice miners. Offsetting these increases were lower costs associated with mine shutdowns. Higher selling, general and administrative costs in 2009 contributed $0.9 million to the decrease.

Corporate and Other

Corporate expenses decreased $4.0 million to $9.5 million for the year ended December 31, 2009 compared to $13.5 million for the corresponding period of 2008. This decrease was primarily due to a $2.4 million reduction in charges for retained black lung benefit liabilities attributable to legacy nonmetallurgical coal mining sites that were previously sold and the absence of $2.7 million of expenses attributable to obtaining the permits for our Granite City cokemaking facility in 2008. Net financing income was $16.1 million in both 2009 and 2008.

Income Taxes

Income tax expense decreased $17.4 million to $20.7 million for the year ended December 31, 2009 compared to $38.1 million for the corresponding period of 2008. Our effective tax rate after deducting income attributable to noncontrolling interests and excluding nonconventional fuel and investment tax credits was 38.3 percent for 2009 compared to 35.4 percent for 2008. The increase in the effective tax rate was largely attributable to the absence of a manufacturing deduction for federal income tax purposes as we had a net operating loss for tax purposes due primarily to bonus depreciation from the Granite City cokemaking facility which was placed in service in the fourth quarter of 2009. During 2009, we recognized a one-time $40.7 million gasification investment tax credit associated with the start up of the Granite City facility. Nonconventional fuels tax credits increased $3.6 million to $19.3 million in 2009 primarily due to credits attributable to a full year of coke sales from our Haverhill expansion and the start up of our Granite City facility. Sales price discounts provided to our customers, in connection with sharing of nonconventional fuels tax credits which are reflected in the operating results of the Other Domestic Coke segment, totaled $7.8 million and $1.0 million in 2009 and 2008, respectively.

Analysis of Combined Statements of Income for the Years Ended December 31, 2010, 2009 and 2008

The following table sets forth amounts from the combined statements of income for the years ended December 31, 2010, 2009 and 2008:

	Years Ended December 31
	2010	2009	2008
	(Dollars in thousands)
Revenues
Sales and other operating revenue	$1,316,547	$1,124,016	$838,936
Other income, net	10,046	20,970	1,315

Total revenues	1,326,593	1,144,986	840,251

Costs and Operating Expenses
Cost of products sold and operating expenses	1,036,944	860,830	630,771
Selling, general and administrative expenses	67,232	40,205	34,244
Depreciation, depletion and amortization	48,157	32,323	24,554

Total costs and operating expenses	1,152,333	933,358	689,569

Operating income	174,260	211,628	150,682

Interest income (primarily from affiliate)	23,722	24,510	27,569
Interest cost — affiliate	(5,435)	(5,663)	(11,187)
Capitalized interest	701	1,493	3,999

Total financing income, net	18,988	20,340	20,381

Income before income tax expense	193,248	231,968	171,063
Income tax expense	46,942	20,732	38,131

Net income	146,306	211,236	132,932
Less: net income attributable to noncontrolling interests	7,107	21,552	19,028

Net income attributable to net parent investment	$139,199	$189,684	$113,904

Year Ended December 31, 2010 compared to Year Ended December 31, 2009

Revenues. Our total revenues were $1,326.6 million for the year ended December 31, 2010 compared to $1,145.0 million for the corresponding period of 2009. The 16 percent increase was primarily due to sales from our Granite City cokemaking facility which commenced operations in the fourth quarter of 2009.

Costs and Operating Expenses. Total operating expenses were $1,152.3 million for the year ended December 31, 2010 compared to $933.4 million for the corresponding period of 2009. The 23 percent increase was primarily attributable to expenses at our Granite City facility. Higher purchased coal costs due to higher coke sales volumes at our Haverhill facility also contributed to the increase.

Net Financing Income and Income Taxes. See the “—Analysis of Segment Earnings” discussion above.

Year Ended December 31, 2009 compared to Year Ended December 31, 2008

Revenues. Our total revenues were $1,145.0 million for the year ended December 31, 2009 compared to $840.3 million for the corresponding period of 2008. The 36 percent increase was due to higher coke sales prices attributable to increases in coal prices, a full year of coke production from the expansion of our Haverhill cokemaking facility which commenced operations in July 2008 and the commencement of operations at our Granite City cokemaking facility in the fourth quarter of 2009.

Costs and Operating Expenses. Our total operating expenses were $933.4 million for the year ended December 31, 2009 compared to $689.6 million for the corresponding period of 2008. The 35 percent increase was primarily attributable to increased purchased coal and operating costs resulting from a full year of production at the Haverhill expansion and the start up of operations at our Granite City facility. Higher coal prices also contributed to the increase.

Net Financing Income and Income Taxes. See the “—Analysis of Segment Earnings” discussion above.

Nine Months Ended September 30, 2011 compared to Nine Months Ended September 30, 2010

The following tables set forth the unaudited sales and other operating revenues and the operating income (loss) attributable to SunCoke Energy, Inc. / net parent investment, or segment earnings, of our segments and other financial and operating data for the nine months ended September 30, 2011 and 2010.

	For the Nine Months Ended September 30
	2011	2010
(Dollars in thousands, except per ton data)
Sales and other operating revenue:
Jewell Coke	$197,176	$242,988
Jewell Coke intersegment sales	—	1,941
Other Domestic Coke	857,250	736,657
International Coke	29,085	29,113
Coal Mining	30,213	439
Coal Mining intersegment sales	129,456	98,962
Elimination of intersegment sales	(129,456)	(100,903)

Total	$1,113,724	$1,009,197

Earnings:
Jewell Coke	$42,587	$128,552
Other Domestic Coke(1)	33,236	33,309
International Coke	3,394	1,095
Coal Mining	13,018	(1,493)
Corporate and Other:
Corporate expenses	(32,286)	(10,371)
Net financing(1)	2,750	10,937

Pretax income attributable to SunCoke Energy, Inc./ net parent investment	62,699	162,029
Income tax expense	10,093	41,266

Net income attributable to SunCoke Energy, Inc. / net parent investment	$52,606	$120,763

Coke Operating Data:
Capacity Utilization (%)
Jewell Coke	98	99
Other Domestic Coke	100	96
Total	100	97
Coke production volumes (thousands of tons):
Jewell Coke	530	535
Other Domestic Coke	2,217	2,143

Total Domestic Coke	2,747	2,678
International Coke — operated facility	1,149	1,266
Coke sales volumes (thousands of tons):
Jewell Coke	536	559
Other Domestic Coke	2,231	2,167

Total	2,767	2,726

Coal Operating Data(2):
Coal sales volumes (thousands of tons):
Internal use	865	955
Third parties	226	—

Total	1,091	955

Coal production (thousands of tons)(3)	1,015	846
Purchased coal (thousands of tons)	97	92
Coal sales price per ton (excludes transportation costs)(4)	$146.08	$103.72
Coal cash production cost per ton(5)	$124.77	$98.52
Purchased coal cost per ton(6)	$108.52	$76.50
Total coal production cost per ton(7)	$130.22	$101.96

(1)	Excludes income (loss) attributable to noncontrolling investors in our Indiana Harbor cokemaking operations.

(2)	Includes production from Company and contractor-operated mines.
(3)	Includes HKCC coal production of 218 thousand tons for the first nine months of 2011.
(4)	Includes sales to affiliates, including sales to Jewell Coke established via a transfer pricing agreement. The transfer price per ton to Jewell Coke was $151.25 and $103.70 for the first nine months of 2011 and 2010, respectively.
(5)	Mining and preparation costs for tons produced, excluding $1.9 million HKCC favorable fair value adjustment for contingent consideration in the first nine months of 2011 and depreciation, depletion and amortization, divided by coal production volume.
(6)	Costs of purchased raw coal divided by purchased coal volume.
(7)

Cost of mining and preparation costs, purchased raw coal costs, and depreciation, depletion and amortization divided by coal sales volume. Depreciation, depletion and amortization per ton were $8.45 and $5.94 for the first nine months of 2011 and 2010, respectively.

Analysis of Segment Earnings

Jewell Coke

Sales and Other Operating Revenue

Sales and other operating revenue decreased $45.8 million, or 19 percent, to $197.2 million in the first nine months of 2011 compared to $243.0 million in first nine months of 2010. Comparability between periods was impacted by the ArcelorMittal contract amendments. As a result of the amendments, the absence of the fixed adjustment factor decreased sales revenue by $84.3 million while higher operating cost and fixed fee components from the amendments increased sales revenues by $22.0 million over the prior year period. The combination of these factors resulted in a net decrease of $62.3 million over the prior year period. Sales revenue further decreased $7.4 million due to a 4 percent decrease in volume. These factors were partially offset by higher average coal costs, which increased sales revenue by $20.6 million, and by higher transportation fees, which increased $2.8 million over the prior year period.

Segment Earnings

Segment earnings from our Jewell Coke segment decreased $86.0 million, or 67 percent, to $42.6 million in the first nine months of 2011 compared to $128.6 million in the first nine months of 2010. Comparability between periods is impacted by the ArcelorMittal contract amendments, which decreased segment earnings by $62.3 million. The decrease in volume negatively impacted segment earnings by $2.7 million.

Internal coal transfer pricing increased from $103.70 per ton in the first nine months of 2010 to $151.25 per ton in the first nine months of 2011 and negatively impacted Jewell Coke segment earnings by $36.9 million, with a corresponding increase in the earnings of the Coal Mining segment. Other items, including the absence of attractively priced spot coke sales that occurred in the prior period, the consolidated elimination of intersegment coke sales in the prior period, and higher operating expenses in the current period combined to further reduced segment earnings by $4.7 million. The impact to earnings due to these higher coal costs and other items was partially offset by $20.6 million of higher revenues, which resulted from an increase in coal prices included in the coke sales price. Had the internal transfer price of coal been equal to the contract price of $165 per ton, earnings would have decreased by $10.7 million in the Jewell segment, with an equal and offsetting increase in the Coal Mining segment.

Other Domestic Coke

Sales and Other Operating Revenue

Sales and other operating revenue increased $120.6 million, or 16 percent, to $857.3 million in the first nine months of 2011 compared to $736.7 million in the first nine months of 2010.

The increase was mainly attributable to higher pricing driven by higher coal costs, which contributed $64.5 million of the increase. Higher fixed fee revenue and fees for the reimbursement of operating costs contributed $34.4 million to sales revenue. Coke sales volumes also increased 64,000 tons, or three percent, in the first nine months of 2011 compared to the first nine months of 2010, which contributed $18.3 million of the increase. Capacity utilization in the first nine months of 2011 was 100 percent and increased from 96 percent in the prior year period. Increased capacity utilization at Haverhill and Granite City favorably impacted volume and sales, including energy sales.

Segment Earnings

Other Domestic Coke segment earnings were relatively flat in the first nine months of 2011 compared to the first nine months of 2010. Increases in segment earnings attributable to contract changes were largely offset by decreased recovery of coal and operating costs. Based on the operating results of Indiana Harbor, operating income attributable to noncontrolling interests decreased $11.5 million in the first nine months of 2011 compared to the first nine months of 2010.

Haverhill contract changes increased operating cost reimbursement and fixed fee revenue by $24.8 million in the first nine months of 2011. Increased recovery of operating costs at Granite City increased segment earnings by $3.1 million due to higher contractual recovery rates. Higher steam and power sales increased segment earnings by $8.0 million. Lower coal-to-coke yields at Haverhill and Granite City in the first nine months of 2011 partially offset the improvement in operating results by $2.8 million and $3.8 million, respectively.

These increases were partially offset by unfavorable operating margins at Indiana Harbor. During the first three months of 2011, we determined that Indiana Harbor would fall short of its 2011 annual minimum coke production requirements by approximately 122,000 tons. We entered into contracts to procure the coke from third parties to meet the entire volume shortfall. However, the coke prices in the purchase agreements exceeded the sales price in our contract with ArcelorMittal. This pricing difference resulted in an estimated loss on firm purchase commitments of $18.5 million ($12.2 million attributable to net parent investment and $6.3 million attributable to noncontrolling interest), all of which was recorded during the first three months of 2011. In the second quarter, we recorded a lower of cost or market adjustment of $1.2 million ($0.8 million attributable to net parent investment and $0.4 million attributable to noncontrolling interests) on the purchased coke. Operational improvements at Indiana Harbor resulting from maintenance and repairs at this facility increased volume during the second and third quarters. We anticipate that coke production at Indiana Harbor will be sufficient to meet contractual requirements with ArcelorMittal.

Excluding the loss on firm purchase contract for Indiana Harbor and the lower of cost or market adjustment, operating margins at Indiana Harbor decreased $19.3 million for the first nine months of 2011 due primarily to higher maintenance and repair costs to address oven reliability issues, approximately $12.7 million of which was not recoverable from our customer as compared to $4.3 million in lower recovery of operating costs in the first nine months of 2010, and lower coal-to-coke yield recovery, which contributed $12.1 million to lower operating margins.

Increased depreciation expense of $2.0 million at Granite City and $1.6 million at Haverhill related to prior year capital expenditures further decreased segment earnings for the first nine months of 2011 compared to the first nine months of 2010. Additionally, the prior year period included $1.9 million in accelerated depreciation for certain assets at Haverhill. Selling, general and administrative expenses increased by approximately $1.6 million, which was driven primarily by a change in the corporate allocation methodology for Granite City.

International Coke

Sales and Other Operating Revenue

Sales and other operating revenue were unchanged at $29.1 million in the first nine months of 2011 compared to $29.1 million in the first nine months of 2010.

Segment Earnings

Segment earnings in the International Coke segment increased $2.3 million to $3.4 million in the first nine months of 2011 compared to $1.1 million in the first nine months of 2010. The increase is due primarily to lower selling, general and administrative expenses in the first nine months of 2011 and the absence of currency transaction losses recognized in the first nine months of 2010.

Coal Mining

Sales and Other Operating Revenue

Sales and other operating revenue is historically generated largely by sales of coal to the Jewell cokemaking facility and our other domestic cokemaking facilities. Intersegment sales increased $30.5 million, or 31 percent, to $129.5 million in the first nine months of 2011 compared to $99.0 million in the first nine months of 2010 due mainly to an increase in transfer price from $103.70 per ton in the first nine months of 2010 to $151.25 per ton in the first nine months of 2011. The increase in price was partially offset by a 9 percent decrease in internal sales volume.

Third party sales in the first nine months of 2011 increased $29.8 million from $0.4 million in the first nine months of 2010 to $30.2 million in the first nine months of 2011. Third party sales during the first nine months of 2010 were insignificant. Existing operations sold 102 thousand tons in the first nine months of 2011 and contributed $16.7 million to the increase. The acquisition of HKCC contributed 123 thousand tons, or $13.1 million in third party sales, during the first nine months of 2011.

Segment Earnings

Segment earnings increased $14.5 million from a loss of $1.5 million in the first nine months of 2010 compared to income of $13.0 million in the first nine months of 2011.

The increase in segment earnings was driven by $30.5 million of higher intersegment sales to the Jewell Coke segment (due to an increase in transfer pricing) and $29.8 million in higher third party sales, $13.1 million of which were contributed by HKCC. These increases were partially offset by an increase in operating costs. Had the internal transfer price of coal been equal to the contract price of $165 per ton, earnings would have further increased by $10.7 million in the Coal Mining segment, with an equal and offsetting decrease in the Jewell Coke segment.

Operating costs increased $45.8 million in the first nine months of 2011 compared to the first nine months of 2010, of which $26.6 million was a result of increased third party sales, operational disruptions from the interference with a gas well, lower productivity due to labor shortages for experienced miners, incremental costs associated with training, higher wage rates and implementation of a new bonus program to retain skilled mine employees and higher royalty payments. Additionally, variations in the thickness and quality of coal seams reduced Jewell production volumes and further increased costs. HKCC further contributed $11.0 million in operating costs, which also included a $2.2 million favorable fair value adjustment related to the HKCC contingent consideration arrangement that requires the Company to pay the former owners of HKCC $2.00 per ton of coal for each ton produced from the real property or leased property acquired by HKCC if production levels exceed 150,000 tons in a calendar year for a period of 20 years or until full exhaustion, whichever comes sooner. This fair value adjustment decreased coal production costs by $1.73 per ton.

Purchased coal cost per ton increased from $76.50 in the first nine months of 2010 to $108.52 in the first nine months of 2011 and contributed $2.9 million in increased operating costs while higher volumes of purchased coal further contributed costs of $0.6 million. Increased selling, general and administrative expenses of $1.2 million and depreciation, depletion and amortization of $3.5 million related to the acquisition of HKCC and capital expenditures further decreased segment earnings for the first nine months of 2011 compared to the first nine months of 2010. Coal cash production costs absorbed in inventory increased $3.9 million for the first nine months of 2011 compared to the first nine months of 2010.

The combined impact of these factors resulted in coal production costs increasing from $101.96 per ton in the first nine months of 2010 to $130.22 per ton in the first nine months of 2011 and coal cash production increasing from $98.52 per ton in the first nine months of 2010 to $124.77 per ton in the first nine months of 2011.

Corporate and Other

Corporate expenses increased $21.9 million to $32.3 million for the nine months ended September 30, 2011 compared to $10.4 million for the corresponding period of 2010. The increase in corporate expenses was driven by additional headcount and fees required to operate as a public company, $2.9 million in additional headcount and costs related to the planned start-up of the Middletown operations and $7.3 million in restructuring costs.

Net financing income was $2.8 million and $10.9 million for the nine months ended September 30, 2011 and 2010, respectively. The 2011 period reflects $8.9 million of interest expense associated with the issuance of debt, a $4.9 million increase in capitalized interest related to capital projects and a $5.5 million decrease in interest income from Claymont, a Sunoco subsidiary. In connection with the Separation, Sunoco contributed Claymont to SunCoke Energy primarily to transfer certain intercompany receivables from and intercompany payables to SunCoke Energy, including the notes payable to Indiana Harbor and Jewell. Accordingly, these notes receivable are now receivables and payables of SunCoke Energy’s subsidiaries and the balances and related interest income are eliminated in consolidation. Beginning in the third quarter of 2011, the Company used its external interest rates as a basis for capitalization of interest, which were much higher that historical rates.

Income Taxes

Income tax expense decreased $31.2 million to $10.1 million for the first nine months of 2011 compared to $41.3 million for the first nine months of 2010. Our effective tax after deducting income attributable to noncontrolling interests and excluding nonconventional fuel tax credits and state tax adjustments was 36.4 percent for 2011 compared to 35.7 percent for 2010. The increase in the effective tax rate was largely attributable to the loss of prior year manufacturers’ deduction due to the expected carryback of a 2011 projected tax loss. Nonconventional fuel tax credits declined $3.0 million to $13.7 million for the first nine months of 2011 from $16.7 million in the same period of 2010. The decline is primarily a result of timing, as recognition of such credits in interim tax provisions is based upon the proportion of projected full year income realized, rather than when the actual coke sales occur. For the first nine months of 2011, we recognized a lower percentage of our projected full year income than we did in the corresponding period of 2010.

Analysis of Combined and Consolidated Statements of Income for the Nine Months Ended, September 30, 2011 and 2010

The following table sets forth amounts from the unaudited combined and consolidated statements of income for the nine months ended September 30, 2011 and 2011:

	For the Nine Months Ended September 30
	2011	2010
(Dollars in thousands)
Revenues
Sales and other operating revenue	$1,113,724	$1,009,197
Other income, net	1,051	180

Total revenues	1,114,775	1,009,377

Costs and Operating Expenses
Cost of products sold and operating expenses	933,266	773,510
Loss on firm purchase commitment	18,544	—
Selling, general and administrative expenses	64,803	41,537
Depreciation, depletion and amortization	42,377	35,832

Total costs and operating expenses	1,058,990	850,879

Operating income	55,785	158,498

Interest income — affiliate	12,485	17,965
Interest income	284	33
Interest cost — affiliate	(3,565)	(4,422)
Interest cost	(8,860)	—
Capitalized interest	5,344	421

Total financing income	5,688	13,997

Income before income tax expense	61,473	172,495
Income tax expense	10,093	41,266

Net income	51,380	131,229
Less: Net income (loss) attributable to noncontrolling interests	(1,226)	10,466

Net income attributable to SunCoke Energy, Inc. / Net Parent Investment	$52,606	$120,763

Revenues. Total revenues were $1,114.8 million for the nine months ended September 30, 2011 compared to $1,009.4 million for the corresponding period of 2010. The increase was primarily driven by higher sales in our Other Domestic Coke segment due to higher coal costs and increased fees and the contribution from HKCC Companies, which was acquired in January 2011. Comparability between periods is impacted by a lower coke sales price in the Jewell Coke segment resulting from contractual amendments with ArcelorMittal that became effective in the first quarter of 2011.

Costs and Operating Expenses. Total costs and operating expenses were $1,059.0 million for the nine months ended September 30, 2011 compared to $850.9 million for the corresponding period in 2010. The increase was driven by higher coal costs, increased coal and coke volumes, the impact of HKCC and higher corporate expenses associated with public company readiness, increased headcount and relocation costs.

Net Financing Income and Income Taxes. See “—Analysis of Segment Earnings” discussed above.

Quarterly Financial Information

	Three Months Ended
	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009
	(In thousands, except per share data)
Sales and other operating revenue	$403,100	$377,657	$332,967	$307,350	$330,628	$350,345	$328,224	$308,447	$300,298	$277,211	$238,060
Gross profit (sales and other operating revenue less cost of products sold; operating expenses; loss on firm purchase commitments and depreciation, depletion and amortization)	55,625	43,838	20,074	31,591	62,091	72,435	65,329	57,666	65,311	62,667	45,219
Net income	21,732	23,993	5,655	15,077	40,940	47,550	42,739	56,299	51,452	64,082	39,403
Net income attributable to SunCoke Energy, Inc. / net parent investment	18,360	22,420	11,826	18,436	37,446	44,294	39,023	50,502	46,116	58,831	34,235
Earnings attributable to SunCoke Energy, Inc. / net parent investment per share of common stock:
Basic	$0.26	$0.32	$0.17	$0.26	$0.53	$0.63	$0.56	$0.72	$0.66	$0.84	$0.49
Diluted	$0.26	$0.32	$0.17	$0.26	$0.53	$0.63	$0.56	$0.72	$0.66	$0.84	$0.49

Liquidity and Capital Resources

Prior to the Separation Date, our primary source of liquidity was cash from operations and borrowings from Sunoco. Our funding from Sunoco had been through floating-rate borrowings from Sunoco, Inc. (R&M), a wholly owned subsidiary of Sunoco. The agreements between Sunoco and the Company related to these borrowings terminated concurrent with the IPO and all outstanding advances were settled pursuant to the Separation and Distribution Agreement described elsewhere herein.

Concurrently with the IPO, SunCoke Energy entered into the Credit Agreement dated as of July 26, 2011 that provides for a seven-year term loan in a principal amount of $300 million (the “Term Loan”), repayable in equal quarterly installments at a rate of 1.00% of the original principal amount per year, with the balance payable on the final maturity date. We have $297.8 million outstanding under the Term Loan as of September 30, 2011.

The Credit Agreement also provides for a five-year $150 million revolving facility (the “Revolving Facility”). The proceeds of any loans made under the Revolving Facility can be used to finance capital expenditures, acquisitions, working capital needs and for other general corporate purposes. In the fourth quarter of 2011, we have utilized the Revolving Facility to fund the completion and start-up of our Middletown facility. Additionally, the Credit Agreement provides for up to $75.0 million in uncommitted incremental facilities (the “Incremental Facilities”) that are available subject to the satisfaction of certain conditions. We did not have any outstanding borrowings under the Revolving Facility or the Incremental Facilities as of September 30, 2011.

Concurrently with the IPO, SunCoke Energy issued $400 million aggregate principal amount of the notes. The notes were issued pursuant to the Indenture and were offered in the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act. For a description of the credit facilities and the notes, see “Description of Certain Indebtedness” and “Description of Notes.”

Net proceeds from the issuance of the notes and the Term Loan were $679.6 million, which reflected a discount reduction of $1.5 million and debt issuance costs and fees of $18.9 million. The net proceeds were used to repay certain intercompany indebtedness to Sunoco of $575 million and for general corporate purposes.

Following the Separation Date, our primary sources of liquidity are cash on hand, cash from operations and borrowings under the debt financing arrangements described above. We believe these sources will be sufficient to fund our planned operations, including capital expenditures.

The following table sets forth a summary of the net cash provided by (used in) operating, investing and financing activities for the years ended December 31, 2010, 2009 and 2008 and for the nine months ended September 30, 2011 and 2010:

	Years ended December 31			Nine Months Ended September 30
	2010	2009	2008	2011	2010
	(Dollars in thousands)
Net cash provided by operating activities	$296,603	$187,246	$171,330	$58,679	$253,925
Net cash used in investing activities	(213,921)	(215,106)	(304,469)	(221,792)	(135,761)
Net cash provided by (used in) financing activities	(45,331)	7,619	133,703	233,871	(102,636)

Net increase (decrease) in cash and cash equivalents	$37,351	$(20,241)	$564	$70,758	$15,528

Cash Provided by Operating Activities

Net cash provided by operating activities increased by $109.4 million for the year ended December 31, 2010 as compared to the corresponding period in 2009. The increase was primarily attributable to reductions in working capital in 2010 largely due to collection of a payment deferred by one customer in December 2009 and an increase in accounts payable and accrued liabilities which was primarily attributable to the timing of coal payments. Lower net income in 2010 partially offset the cash generated by working capital reductions.

Net cash provided by operating activities decreased by $195.2 million for the nine months ended September 30, 2011 as compared to the corresponding period in 2010. The decrease was primarily attributable to increases in working capital in 2011 largely due to an increase in coal inventory, an increase in coke inventory to meet the projected shortfall at Indiana Harbor and higher accounts receivable, offset partly by higher accounts payable related to inventory purchases. The increase in coal inventory was due in part to the start-up of Middletown operations, which contributed $12.5 million to the increase. The remaining increase was in the Other Domestic Coke segment and was primarily due to an increase in volume. Coal inventory volume increased as a result of additional purchases made in the third quarter in response to tightness in coal supply due to force majeure events experienced by coal suppliers in the first and second quarters of 2011. The Company anticipates that this coal inventory will be utilized over the next two quarters. Lower net income also contributed to the decrease in cash flow from operations. The nine months ended September 30, 2010 included a reduction in working capital largely attributable to lower accounts receivable balances from a customer that deferred payment at December 31, 2009.

Cash Used in Investing Activities

Cash used in investing activities decreased by $1.2 million for the year ended December 31, 2010 compared to the corresponding period of 2009. The decrease was largely due to lower expansion capital expenditures partially offset by higher maintenance capital expenditures.

Cash used in investing activities decreased by $89.4 million for the year ended December 31, 2009 compared to the corresponding period of 2008. The decrease was primarily attributable to a decrease in expansion capital expenditures partially offset by higher maintenance capital expenditures.

Cash used in investing activities increased $86.0 million for the nine months ended September 30, 2011 as compared to the corresponding period in 2010. The increase was due to the acquisition of the HKCC Companies in January 2011 and higher capital expenditures associated with the construction of the Middletown facility.

For a more detailed discussion of our capital expenditures, see “—Capital Requirements and Expenditures” below.

Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities decreased by $53.0 million for the year ended December 31, 2010 compared to the corresponding period in 2009. The decrease in cash provided by financing activities was primarily a result of reduced borrowings from an affiliate of Sunoco partially offset by an increase in the payable to affiliates.

Net cash provided by financing activities decreased by $126.1 million for the year ended December 31, 2009 compared to the corresponding period in 2008. The decrease in cash provided by financing activities was a result of reduced borrowings from an affiliate of Sunoco due to the lower level of capital expenditures in 2009. The reduced borrowings were partially offset by the absence of repayments to affiliates of Sunoco of revolving credit and deficit funding arrangements during 2008.

Net cash provided by financing activities increased by $336.5 million for the nine months ended September 30, 2011 as compared to the corresponding period in 2010. The increase in cash provided by financing activities was primarily a result of the issuance of the notes and the Term Loan described above offset by repayments to the Sunoco affiliate. Additionally, on September 30, 2011, the Company acquired an additional 19% ownership interest in the Partnership that owns the Indiana Harbor cokemaking facility for $34.0 million.

Capital Requirements and Expenditures

Our cokemaking and coal mining operations are capital intensive, requiring significant investment to upgrade or enhance existing operations and to meet environmental and operational regulations. Our capital requirements have consisted, and are expected to continue to consist, primarily of:

•	ongoing capital expenditures, such as those required to maintain equipment reliability, the integrity and safety of our coke ovens and coal mines and to comply with environmental regulations; and

•

expansion capital expenditures to acquire and/or construct complementary assets to grow our business and to expand existing facilities, such as projects that increase coal production from existing mines or that increase metallurgical coke production from existing oven batteries, etc.

The following table summarizes ongoing and expansion capital expenditures:

	Years ended December 31			Nine Months Ended September 30
	2010	2009	2008	2011	2010
	(Dollars in thousands)
Ongoing capital	$45,943	$28,218	$15,545	$29,852	$29,758
Expansion capital(1)
Middletown	169,714	25,374	47,158	145,364	106,075
Granite City	—	146,195	160,891	—	—
Haverhill	—	15,407	80,879	—	—
Coal Mining	—	—	—	9,001	—

	169,714	186,976	288,928	154,365	106,075

Total	$215,657	$215,194	$304,473	$184,217	$135,833

(1)	Excludes the acquisition of the HKCC Companies.

Our capital expenditures for 2011 are expected to include approximately $50 million for ongoing capital and approximately $186 million for expansion capital, of which $165 million is attributable to the completion of our Middletown facility. Ongoing capital expenditures are capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity of the assets and/or to extend their useful lives. Ongoing capital expenditures also include new equipment which improves the efficiency, reliability or effectiveness of existing assets. Ongoing capital expenditures do not include normal repairs and maintenance expenses which are expensed as incurred. Our projected expansion capital included $165 million for completion of the Middletown cokemaking facility and $16 million attributable to our coal expansion projects. Additionally, we anticipate spending approximately $36 million on our coal expansion projects during the 2012 to 2014 time period.

The Company’s business is capital intensive, requiring capital to fund the construction or acquisition of assets and to maintain such assets. The level of future capital expenditures will depend on various factors, including market conditions and customer requirements, and may differ from current or anticipated levels. Material changes in capital expenditures levels may impact financial results, including but not limited to, the amount of depreciation, interest expense and repair and maintenance expense.

Management believes our operating cash flows and the Revolving Facilities and the Incremental Facilities should provide sufficient funds to satisfy our capital expenditure needs.

Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2010:

		Payment Due Dates
	Total	2011	2012-2013	2014-2015	Thereafter
	(Dollars in thousands)
Operating leases(1)	$13,472	$1,702	$4,339	$4,087	$3,344
Purchase obligations:
Coal	790,737	739,737	51,000	—	—
Transportation and coal handling(2)	786,488	96,121	104,378	100,881	485,108
Obligations supporting financing arrangements(3)	11,748	4,699	7,049	—	—
Properties, plants and equipment	32,188	32,188	—	—	—
Other(4)	47,307	40,591	1,739	1,520	3,457

Total	$1,681,940	$915,038	$168,505	$106,488	$491,909

(1)	Our operating leases include leases for office space, land, locomotives, office equipment and other property and equipment. Operating leases include all operating leases that have initial noncancelable terms in excess of one year.
(2)	Transportation and coal handling services consist primarily of railroad and terminal services attributable to delivery and handling of coal purchases and coke sales. Long-term commitments generally relate to locations for which limited transportation options exist and match the length of the related coke sales agreement.
(3)	Represents fixed and determinable obligations to secure coal handling services at the Indiana Harbor cokemaking facility.
(4)	Primarily represents open purchase orders for materials and supplies.

A purchase obligation is an enforceable and legally binding agreement to purchase goods or services that specifies significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our principal purchase obligations in the ordinary course of business consist of coal and transportation and distribution services, including railroad services. We also have contractual obligations supporting financing arrangements of third parties, contracts to acquire or construct properties, plants and equipment, and other contractual obligations, primarily related to services and materials. Most of our coal purchase obligations are based on fixed prices. These purchase obligations generally include fixed or minimum volume requirements. Transportation and distribution obligations also typically include required minimum volume commitments. The purchase obligation amounts in the table above are based on the minimum quantities or services to be purchased at estimated prices to be paid based on current market conditions. Accordingly, the actual amounts may vary significantly from the estimates included in the table.

The table above excludes principal and interest payments attributable to advances from Sunoco. In connection with the IPO, we entered into debt financing transactions described under “Description of Certain Indebtedness” and we also issued the notes. We also have excluded obligations with respect to our defined benefit pension plans and postretirement health care plans. For more details on these arrangements, see Notes 2 and 8 to our annual combined financial statements located elsewhere in the prospectus.

Off-Balance Sheet Arrangements

Other than the arrangements described in Note 10 to the unaudited combined and consolidated financial statements located elsewhere in this prospectus, the Company has not entered into any transactions, agreements or other contractual arrangements that would result in off-balance sheet liabilities.

Quantitative and Qualitative Disclosures about Market Risk

Our primary areas of market risk include changes in: (1) the price of coal, which is the key raw material for our cokemaking business and a product of our coal mining business; (2) interest rates; and (3) foreign currency exchange rates.

In our Coal Mining segment, we expect to sell approximately 1.8 million tons of coal in 2012 (including transfers to our cokemaking operations). Although we have historically had limited third-party sales from our coal mining operations, we generally sell coal pursuant to contracts with terms similar to the terms of the contracts pursuant to which we buy coal from third parties, including pricing. Accordingly, increases and decreases in the market price of metallurgical coal can significantly impact our Coal Mining results.

For our Other Domestic Coke segment, the largest component of the price of our metallurgical coke is coal cost. However, under the coke sales agreements at all of our Other Domestic Coke cokemaking facilities, coal costs are a pass-through component of the coke price, provided that we are able to realize certain targeted coal-to-coke yields. As such, when targeted coal-to-coke yields are achieved, the price of coal is not a significant determining factor in the profitability of these facilities.

Beginning January 1, 2011, as a result of a settlement agreement with ArcelorMittal, the coal component of the price of coke under the Jewell coke sales agreement was amended. The coal component of the Jewell coke price will now be fixed annually for each calendar year based on the weighted-average contract price of third-party coal purchases at our Haverhill facility applicable to ArcelorMittal coke sales. To the extent that contracts for third-party coal purchases at our Haverhill facility convert to pricing mechanisms of less than a year, then the Jewell coke price will be adjusted accordingly during that year. The fixed adjustment factor has been eliminated, and as a result, coal prices will no longer significantly affect the financial results of the Jewell Coke segment.

The provisions of our coke sales agreements require us to meet minimum production levels and generally require us to secure replacement coke supplies at the prevailing contract price if we do not meet contractual minimum volumes. Because market prices for coke are generally highly correlated to market prices for metallurgical coal, to the extent any of our facilities are unable to produce their contractual minimum volumes, we are subject to market risk related to the procurement of replacement supplies.

We do not use derivatives to hedge any of our coal purchases or sales. In addition, although we have not previously done so, we may enter into derivative financial instruments from time to time in the future to economically manage our exposure related to these market risks.

We are exposed to changes in interest rates as a result of our borrowing activities and our cash balances. Concurrently with the IPO, SunCoke Energy entered into the Credit Agreement which provides for a seven-year term loan in a principal amount of $300 million. Borrowings under the Term Loan bear interest, at our option, at either (i) base rate plus an applicable margin or (ii) the greater of 1.00% or the London Interbank Offered Rate (“LIBOR”) plus an applicable margin. Borrowings under the Revolving Facility bear interest at LIBOR plus an applicable margin. Additionally, the Company issued $400 million aggregate principal amount of the notes. After the impact of the related interest rate derivative instruments (described in Note 15 to our unaudited combined and consolidated financial statements located elsewhere in the prospectus), approximately 25 percent of our debt portfolio represented variable rate obligations. For the Term Loan, our variable rate exposure relates to changes in LIBOR, only when LIBOR is greater than 1.00%. During the three months ended September 30, 2011, LIBOR was below the 1.00% floor that was established in the Credit Agreement. Therefore, the Company’s interest rate on the variable rate obligation was fixed and as such the Company was not subject to changes in interest rates. Assuming a 50 basis point change in LIBOR, interest expense would not have changed by a significant amount for the first nine months of 2011. During the three months ended September 30, 2011, there were no borrowings under the Revolving Facility.

At September 30, 2011, we had cash and cash equivalents of $110.9 million, which accrues interest at various rates. Assuming a 50 basis point change in the rate of interest associated with our cash and cash equivalents, interest income would not have changed by a significant amount for the first nine months of 2011.

Impact of Inflation

Although the impact of inflation has slowed in recent years, it is still a factor in the United States economy and may increase the cost to acquire or replace properties, plants, and equipment and may increase the costs of labor and supplies. To the extent permitted by competition, regulation, and existing agreements, we have generally passed along increased costs to our customers in the form of higher fees and we expect to continue this practice.

Critical Accounting Policies

A summary of our significant accounting policies is included in Note 1 to the annual combined financial statements included elsewhere in this prospectus. Our management believes that the application of these policies on a consistent basis enables us to provide the users of the financial statements with useful and reliable information about our operating results and financial condition. The preparation of our combined and consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Significant items that are subject to such estimates and assumptions consist of: (1) properties, plants and equipment; (2) retirement benefit liabilities; (3) coal workers’ black lung benefit liabilities; and (4) deferred income taxes. Although our management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, actual results may differ to some extent from the estimates on which our combined and consolidated financial statements have been prepared at any point in time. Despite these inherent limitations, our management believes the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and combined and consolidated financial statements provide a meaningful and fair perspective of our financial condition.

Properties, Plants and Equipment

The cost of plants and equipment is generally depreciated on a straight-line basis over the estimated useful lives of the assets. Useful lives of assets which are depreciated on a straight-line basis are based on historical experience and are adjusted when changes in the expected physical life of the asset, its planned use, technological advances, or other factors show that a different life would be more appropriate. Changes in useful lives that do not result in the impairment of an asset are recognized prospectively. The lease and mineral rights are capitalized and amortized to operations as depletion expense using the units-of-production method.

Normal repairs and maintenance costs are expensed as incurred. Amounts incurred that extend an asset’s useful life, increase its productivity or add production capacity are capitalized. Direct costs, such as outside labor, materials, internal payroll and benefit costs, incurred during the construction of a new facility are capitalized; indirect costs are not capitalized. Repairs and maintenance costs were $65.8 million, $48.9 million and $39.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Long-lived assets, other than those held for sale, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Such events and circumstances include, among other factors: operating losses; unused capacity; market value declines; changes in the expected physical life of an asset, technological developments resulting in obsolescence; changes in demand for our products or in end-use goods manufactured by others utilizing our products as raw materials; changes in our business plans or those of our major customers, suppliers or other business partners; changes in competition and competitive practices; uncertainties associated with the United States and world economies; changes in the expected level of capital, operating or environmental remediation expenditures; and changes in governmental regulations or actions. Additional factors impacting the economic viability of long-lived assets are described under “Cautionary Statement Concerning Forward-Looking Statements”.

A long-lived asset that is not held for sale is considered to be impaired when the undiscounted net cash flows expected to be generated by the asset are less than its carrying amount. Such estimated future cash flows are highly subjective and are based on numerous assumptions about future operations and market conditions. The impairment recognized is the amount by which the carrying amount exceeds the fair market value of the impaired asset. It is also difficult to precisely estimate fair market value because quoted market prices for our long-lived assets may not be readily available. Therefore, fair market value is generally based on the present values of estimated future cash flows using discount rates commensurate with the risks associated with the assets being reviewed for impairment.

We have had no significant asset impairments during the years ended December 31, 2010, 2009 and 2008.

In preparation for negotiation of a new long-term contract, we are conducting an engineering study at the Indiana Harbor facility to identify major maintenance projects necessary to facilitate a long-term contract renewal. In accordance with the preliminary findings of this engineering study, we now expect to spend approximately $50 million in the 2011 through 2013 timeframe to refurbish the facility, rather than approximately $50 million to $100 million, as previously reported. This estimate does not include additional spending that may be required in connection with the settlement of the previously reported NOV at the Indiana Harbor facility. The majority of the spending to complete this refurbishment will take place in 2012 and 2013 and will be contingent on reaching commercially agreeable terms for a long-term contract extension with our customer and the third-party investor. While we believe that there is a reasonable likelihood that we will reach agreement with our customer for a new long-term contract, such an agreement may not be reached.

The carrying amount of the Indiana Harbor cokemaking facility was $115.3 million at December 31, 2010. At December 31, 2010, we performed an impairment test for this facility. The estimated undiscounted cash flows of the facility exceeded the carrying amount by approximately 25 percent. These cash flows assume capacity utilization of 86 percent in 2011 which declines to 45 percent by 2027 with only normal levels of capital expenditures. Furthermore, the analysis contemplates the expected coke selling prices after the expiration of our current contract with ArcelorMittal on September 30, 2013 as well as the purchase of coke from third parties in order to fulfill minimum requirements from 2011 through 2013. The analysis does not include any of the potential capital expenditures to address the underlying causes of the loss of productivity. The assumptions included in our impairment test at December 31, 2010 remained appropriate at September 30, 2011. Accordingly, there was no significant change in the results of our impairment test. We continue to closely assess our performance relative to our plans and monitor these assets for potential impairment, which may be brought about by significant changes in operating assumptions.

Retirement Benefit Liabilities

Pension Benefit Liabilities. We have obligations totaling $30.9 million in connection with a funded noncontributory defined benefit pension plan. Effective January 1, 2011, benefits under this plan were frozen for all eligible participants. In addition, we have postretirement welfare benefit plans that provide health care benefits for substantially all of our current retirees. Medical benefits under these plans were also phased out or eliminated for most non-mining employees with less than 10 years service on January 1, 2011. Our future contributions for these plans will also be subject to an annual cap for all those who are still eligible for these benefits. The postretirement welfare benefit plans are unfunded and have historically been paid by us subject to deductibles and coinsurance that have been the responsibility of retirees. The principal assumptions that impact the determination of both expense and benefit obligations for our pension plan is the discount rate and the long-term expected rate of return on plan assets. The discount rate and the health care cost trend rate are the principal assumptions that impact the determination of expense and benefit obligations for our postretirement health care benefit plans. However, the impact of the health care trend rate has been greatly mitigated by the cap on our contributions.

The discount rates used to determine the present value of future pension payments and medical costs are based on a portfolio of high-quality corporate bonds with maturities that reflect the duration of our pension and other postretirement welfare benefit obligations. The present values of our future pension and other postretirement welfare obligations were determined using discount rates of 5.00 and 4.60 percent, respectively, at December 31, 2010 and 5.60 and 5.75 percent, respectively, at December 31, 2009. Our expense under these plans is generally determined using the discount rate as of the beginning of the year, or using a weighted-average rate when curtailments, settlements and/or other events require a plan remeasurement. The weighted-average discount rate for the pension plan was 5.60 percent for 2010, 6.00 percent for 2009, 6.20 percent for 2008, and for postretirement welfare plans was 5.30 percent for 2010, 6.05 percent for 2009 and 6.30 percent for 2008. As of January 1, 2011, the weighted-average discount rates of pension plans and postretirement plans will be 4.95 percent and 4.40 percent, respectively.

The long-term expected rate of return on plan assets was assumed to be 8.25 percent for each of the last three years. A long-term expected rate of return of 8.25 percent on plan assets is also being used to determine our pension expense for 2011. The expected rate of return on plan assets is estimated utilizing a variety of factors including the historical investment return achieved over a long-term period, the targeted allocation of plan assets and expectations concerning future returns in the marketplace for both equity and fixed income securities. In determining pension expense, we apply the expected rate of return to the fair market value of plan assets at the beginning of the year. The expected rate of return on plan assets is designed to be a long-term assumption. It generally will differ from the actual annual return, which is subject to considerable year-to-year variability. Our pension plan assets are currently invested in a trust with the assets of other pension plans of Sunoco. For 2010, the pension plan assets generated a positive return of 16.0 percent compared to a positive return of 25.2 percent for 2009 and a negative return of 28.8 percent in 2008. For the 15-year period ended December 31, 2010, the compounded annual investment return on our pension plan assets was a positive return of 7.4 percent. While the 15-year period return is below our long-term expected rate of return, we believe that this is largely a result of the negative return during 2008, which was one of the worst asset return periods in history as a result of the financial crisis in the second half of that year. Accordingly, we do not believe that it would be appropriate to adjust the expected long-term rate of return on our pension plan assets down solely based upon the impact of this one-year return. As permitted by existing accounting rules, we do not recognize currently in pension expense the difference between the expected and actual return on assets. Rather, the difference along with other actuarial gains or losses resulting from changes in actuarial assumptions used in accounting for the plans (primarily the discount rate) and differences between actuarial assumptions and actual experience are fully recognized in the combined and consolidated balance sheets. If such actuarial gains and losses on a cumulative basis exceed 10 percent of the projected benefit obligation, the excess is amortized into net income as a component of pension or postretirement welfare benefits expense generally over the average remaining service period of plan participants still employed with us, which currently is approximately 12 years for the pension plans and approximately

9 years for the postretirement welfare benefit plans. At December 31, 2010, the accumulated net actuarial loss (gain) for defined benefit and postretirement welfare benefit plans was $10.2 million and $16.0 million, respectively.

Other Post-Employment Benefit Liabilities. We also have unrecognized prior service benefits attributable to our postretirement benefit plans of approximately $29.6 million at December 31, 2010, which is primarily attributable to the phase down or elimination of retiree medical benefits described above. Most of the benefit of this liability reduction will be amortized into income through 2016.

The initial health care cost trend assumptions used to compute the accumulated postretirement welfare benefit obligation were increases of 7.75 percent, 8.25 percent and 9.00 percent at December 31, 2010, 2009 and 2008, respectively. These trend rates were assumed to decline gradually to 5.00 percent in 2017 and to remain at that level thereafter.

Set forth below are the estimated increases in pension and postretirement welfare benefits expense and benefit obligations that would occur in 2011 from a change in the indicated assumptions:

	Change in Rate	Expense	Benefit Obligations(1)
	(Dollars in thousands)
Pension benefits:
Decrease in the discount rate	.25%	$22	$809
Decrease in the long-term expected rate of return on plan assets	.25%	$73	$—
Postretirement welfare benefits:
Decrease in the discount rate	.25%	$26	$891
Increase in the annual health care cost trend rates	1.00%	$13	$153

(1)	Represents both the increase in accumulated benefit obligation and the projected benefit obligation for our defined benefit pension plan and the accumulated postretirement benefit welfare obligations for our postretirement welfare benefit plans.

Black Lung Benefit Liabilities

We have obligations related to coal workers’ pneumoconiosis, or black lung, benefits to certain of our employees and former employees (and their dependents). Such benefits are provided for under Title IV of the Federal Coal Mine Health and Safety Act of 1969 and subsequent amendments, as well as for black lung benefits provided in the states of Virginia, Kentucky and West Virginia pursuant to workers’ compensation legislation. We act as a self-insurer for both state and federal black lung benefits and adjust our liability each year based upon actuarial calculations of our expected future payments for these benefits. Charges against income for black lung benefits amounted to $4.8 million, $0.7 million, and $3.1 million during the years ended 2010, 2009, and 2008, respectively.

Our independent actuaries annually calculate the actuarial present value of the estimated black lung liability based on assumptions regarding disability incidence, medical costs, mortality, death benefits, dependents and discount rates. The discount rate is determined based on a portfolio of high-quality corporate bonds with maturities that are consistent with the estimated duration of our black lung obligations. For the years ended December 31, 2010, 2009 and 2008, the discount rate used to calculate the period end liability was 5.00, 6.00 and 6.20 percent respectively. A 0.25 percent decrease in the discount rate would have increased 2010 coal workers’ black lung expense by $0.8 million.

The estimated liability recognized in our financial statements at December 31, 2010 and 2009 was $26.6 and $24.1 million, respectively. For the year ended December 31, 2010, we paid black lung benefits of approximately $2.3 million. Our obligations with respect to these liabilities are unfunded at December 31, 2010.

The Patient Protection and Affordable Care Act (“PPACA”), which was implemented in 2010, amended previous legislation related to coal workers’ black lung obligations. PPACA provides for the automatic extension of awarded lifetime benefits to surviving spouses and changes the legal criteria used to assess and award claims. Our obligation related to black lung benefits is estimated based on various assumptions, including actuarial estimates, discount rates, and changes in health care costs. We are currently evaluating the impact of PPACA based on available trend rates and other current information. We have not concluded our evaluation but believe that the impact of PPACA, coupled with anticipated changes in discount rates and other assumptions, may increase our black lung benefit obligation by approximately $4 to $6 million. We anticipate that we will complete our evaluation in the fourth quarter of 2011.

Deferred Income Taxes

Prior to the distribution date, we and certain other subsidiaries of Sunoco are included in Sunoco’s consolidated federal income tax return. However, the provision for income taxes included in the combined and consolidated statements of net income and deferred income tax amounts reflected in the combined and consolidated balance sheets have been determined on a theoretical separate-return basis. Accordingly, we recognize benefits in income and related deferred tax assets for tax credit and net operating loss carryforwards even when such benefits may have already been realized, or may be realized prior to the distribution date, by Sunoco on its consolidated income tax return. If necessary, we record a charge to income and a related valuation allowance to reduce our deferred tax assets to an amount that is more likely than not to be realized by us if we were a standalone company. Our combined and consolidated balance sheets as of December 31, 2010 and 2009 include deferred income taxes assets attributable to tax credit and net operating loss carryforwards totaling $121.5 million and $119.2 million, respectively. We currently have determined that no valuation allowances are required because we believe that it is more likely than not that future taxable income on a separate-return basis would be sufficient to realize the benefits of the tax credit and net operating loss carryforwards. The potential need for valuation allowances is regularly reviewed.

Under the tax sharing agreement we entered into in connection with our separation from Sunoco, we do not expect to retain any of the federal income tax credits or net operating loss carryforwards that we had previously recognized as deferred income tax assets or that may be generated prior to the distribution date. However, we may retain certain state tax credit or net operating loss carryforwards, which have been recognized as deferred tax assets on our combined and consolidated balance sheet and that may be used to reduce our future income tax liabilities.

See Note 6 to our unaudited combined and consolidated financial statements located elsewhere in the prospectus.

Recent Accounting Standards

There are no recently issued accounting standards which are not yet effective that we believe would materially impact our financial statements.

BUSINESS

Overview

We are a Delaware corporation formed in December 2010 to acquire, own and operate the cokemaking and coal mining operations of Sunoco. Sunoco currently owns 80.9 percent of our common stock. On December 1, 2011, Sunoco announced that its board of directors had declared a special stock dividend to Sunoco shareholders of the shares of our common stock it owns. The distribution of the special stock dividend will be made by means of a spin-off, which is a pro rata distribution by Sunoco of the shares of our common stock it owns to holders of Sunoco’s common stock. The spin-off is scheduled to occur on January 17, 2012 and, upon completion of the spin-off, Sunoco will cease to own any shares of our common stock.

We are the largest independent producer of high-quality metallurgical coke in the Americas, as measured by tons of coke produced each year, and have over 45 years of coke production experience. Metallurgical coke is a principal raw material in the integrated steelmaking process. We have designed, developed and built, and own and operate five metallurgical cokemaking facilities in the United States and designed and operate one cokemaking facility in Brazil under licensing and operating agreements on behalf of our customer. Our fifth U.S. cokemaking facility in Middletown, Ohio was recently completed and commenced operations in October 2011. With the completion of our Middletown facility, our total U.S. cokemaking capacity has increased to approximately 4.2 million tons of coke per year. The cokemaking facility that we operate in Brazil has cokemaking capacity of approximately 1.7 million tons of coke per year. We also have a preferred stock investment in the project company that owns the Brazil facility. We own and operate coal mining operations in Virginia and West Virginia that have sold an average of approximately 1.2 million tons of metallurgical coal per year (including internal sales to our cokemaking operations) over the past three years.

We are a technological leader in cokemaking. Our advanced heat recovery cokemaking process has numerous advantages over by-product cokemaking, including producing higher quality coke, using waste heat to generate derivative energy for resale and reducing environmental impact. The Clean Air Act Amendments of 1990 specifically directed the EPA to evaluate our heat recovery coke oven technology as a basis for establishing MACT standards for new cokemaking facilities. In addition, each of the four cokemaking facilities that we have built since 1990 has either met or exceeded the applicable BACT or LAER standards, as applicable, set forth by the EPA for cokemaking facilities. In conducting our cokemaking operations, we direct our marketing efforts principally towards steelmaking facilities that require high quality metallurgical coke for their blast furnaces. We currently sell approximately 3.6 million tons of metallurgical coke per year to our three primary customers in the United States: ArcelorMittal, U.S. Steel and AK Steel. Substantially all of our coke sales are made pursuant to long-term take-or-pay agreements which require that our customers either take all of our coke production up to a specified tonnage maximum or pay the contract price for any such coke they elect not to accept. These coke sales agreements have an average remaining term of approximately 11 years. For the year ended December 31, 2010, ArcelorMittal, our largest customer, accounted for approximately 69 percent of our total revenues.

Our underground metallurgical coal mining operations near our Jewell cokemaking facility had at least 85 million tons of proven and probable coal reserves as of December 31, 2010. In January 2011, we acquired Harold Keene Coal Co., Inc. and its affiliated companies, or the HKCC Companies, for approximately $52 million, consisting of a net cash payment of $36 million and contingent consideration totaling $16 million. This acquisition adds between 250 thousand and 300 thousand tons of coal production annually, with the potential to expand production in the future and 21 million tons of proven and probable coal reserves located in Russell and Buchanan Counties in Virginia, contiguous to our existing metallurgical coal mining operations.

We had previously reported an expansion plan that we expected to increase coal production from our Jewell underground mines. We had expected to increase annualized production by approximately 350,000 tons in 2012 and to reach a 500,000 ton annualized increase by mid-2013, increasing the annualized rate of coal sales to 2.0 million tons by mid-2013. Reflecting continued tightness in the Appalachian labor market, lower yields from existing and newly developed mine seams and higher costs related to new mining safety regulations, we plan to slow the ramp-up of the expansion plan and delay opening additional new mines until 2013. Increased headcount and additional equipment will be used to increase productivity and augment compliance activities at existing mines in 2012. We now anticipate coal production at our Jewell mines of approximately 1.05 million tons in 2011, approximately 1.15 million tons in 2012 and approximately 1.45 million tons in 2013. We continue to expect capital outlays for the expansion plan, primarily for new mining equipment, to total approximately $30 million, of which $10 million is expected to be spent in 2011. In early June 2011, we entered into a series of coal transactions with Revelation. Under a contract mining agreement, Revelation will mine certain coal reserves at our Jewell coal mining operations that are not included in our current proven and probable reserve estimate. This coal will be mined, subject to the satisfaction of certain conditions, over a three-year period beginning late in the fourth quarter of 2011 and is now expected to produce approximately 1.2 million tons of coal over such period, rather than approximately 1.3 million tons, as previously reported. We anticipate 75 percent of production to be mid-volatility metallurgical coal, with the remaining 25 percent thermal coal. In addition, we intend to build a state-of-the-art rapid train coal loading facility in the proximity of our Jewell coal mining operations at an expected cost of approximately $20 million, of which the majority is expected to be spent in 2012. Once completed, the throughput capacity of the loadout facility will be 2.6 million tons per year. The loadout facility will be operated by Revelation and rail service will be provided by Norfolk Southern.

Including the HKCC Companies, our mining operations now consist of 13 active underground mines, one active surface mine and one active highwall mine in Russell and Buchanan Counties, Virginia and McDowell County, West Virginia. Our coal mining operations have historically produced coal that we believe possesses highly desirable coking properties: mid-volatility and low sulfur and ash content. Substantially all of our mined coal has been used internally at our nearby Jewell cokemaking facility or at our other domestic cokemaking facilities. The operations of the recently acquired HKCC Companies produce high volatile A and high volatile B metallurgical coals, which can be blended with the mid-volatility coal produced by our existing coal mining operations, and high quality steam coal.

For the year ended December 31, 2010, our total revenues, net income and Adjusted EBITDA were approximately $1.3 billion, $146.3 million and $227.3 million, respectively. For the nine months ended September 30, 2011, our total revenues, net income and Adjusted EBITDA were approximately $1.1 billion, $51.4 million and $109.0 million, respectively. For the definition of Adjusted EBITDA and a presentation of net income (loss) calculated in accordance with generally accepted accounting principles, or GAAP, and reconciliation to our Adjusted EBITDA, see “Prospectus Summary—Summary Historical and Pro Forma Financial and Operating Data.”

Competitive Strengths

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Largest independent metallurgical coke producer in the Americas. We are the largest independent metallurgical coke producer in the Americas as measured by tons of coke produced each year. We operate facilities with total cokemaking capacity of approximately 6 million tons, including a facility in Brazil that we operate on behalf of one of our customers. We believe that our operating scale and cokemaking facilities provide strong name recognition throughout the industry and serve as an effective marketing platform to help grow our business. The scale of our operations allows us to leverage company-wide best practices and systems for the continuous improvement of our facilities. In addition, because our facilities, equipment and operational practices are highly standardized, we expect to be able to leverage our experience with our existing facilities in the start up and establishment of projects in new markets.

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Highly efficient, commercially proven cokemaking technology and valuable proprietary know-how. Our cokemaking technology has been developed over five decades through our operational experience and research and development efforts. We operate over one thousand ovens, some of which have been in-service for more than 20 years, and have built a record of reliable operations with our customers. Over the last 20 years, we have also made significant advances in the design of our facilities and have been granted numerous patents for certain proprietary features. As a result of our design improvements and extensive operational know-how, we believe that we possess the most advanced and environmentally sound cokemaking technology in the industry. For example, our oven design and operational practices allow us to produce more electricity from our heat recovery process than any competing heat recovery technology. Our facilities can generate approximately nine megawatts of electric power each hour per 110 thousand tons of cokemaking capacity (e.g., a 550 thousand ton per year facility can produce approximately 45 megawatts per hour) whereas competing heat recovery designs can produce seven or less megawatts of electric power each hour per 110 thousand tons of cokemaking capacity. The Clean Air Act Amendments of 1990 specifically directed the EPA to evaluate our heat recovery coke oven technology as a basis for establishing MACT standards for new cokemaking facilities. In addition, each of the four cokemaking facilities that we have built since 1990 has either met or exceeded the applicable BACT or LAER standards, as applicable, set forth by the EPA for cokemaking facilities. The negative pressure operation of our ovens contains and virtually eliminates emissions of hazardous pollutants that by-product ovens can emit.

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Secure, long-term agreements with leading steelmakers. We make substantially all of our metallurgical coke sales pursuant to long-term coke sales agreements with ArcelorMittal, U.S. Steel and AK Steel, which are three of the largest integrated steelmakers in North America. These coke sales agreements have an average remaining term of approximately 11 years and contain take-or-pay provisions, which require that our customers either take all of our coke production up to a specified tonnage maximum or pay the contract price for any such coke they elect not to accept. To date, our customers have always satisfied their obligations under these agreements. With the exception of our Jewell cokemaking facility, where we mine our own coal, all of our coke sales agreements also effectively provide for the pass-through of coal costs, subject to meeting contractual coal-to-coke yields. The coal component of the Jewell coke price is fixed annually for each calendar year based on the weighted-average contract price of third-party coal purchases at our Haverhill facility applicable to ArcelorMittal coke sales. These features of our coke sales agreements reduce our exposure to coal price changes over the remaining terms of the agreements. In addition, we designed and currently operate one cokemaking facility in Brazil under long-term licensing and operating agreements with affiliates of ArcelorMittal that will run through 2023, subject, in the case of the licensing agreement, to the issuance prior to 2014 of certain patents in Brazil that have been granted in the United States.

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Proven ability to develop, permit, construct and start up new facilities. We have executed the development, permitting, construction and start up of four projects in the United States with approximately 2.3 million tons of cokemaking capacity in the last six years, including our recently completed fifth U.S. cokemaking facility in Middletown, Ohio. We are the only company to complete a greenfield cokemaking facility in the United States in the last 25 years. We believe our demonstrated capability to develop, permit, construct and start up new facilities provides us with an advantage in pursuing growth opportunities in the United States and internationally.

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Demonstrated international operating experience. The Vitória, Brazil cokemaking facility is the largest facility that we operate. Prior to the start up of the facility, we did not have a presence outside of the United States. Using our technology and operating expertise, we provided technical advice during construction, and we completed start up and initiated operation of this facility, including the development and training of the local management team. We believe that our standardized plant design, well-developed operating practices and systems, and experience from our existing operations facilitated the successful execution of this international project and can be replicated for projects in new markets.

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Availability of high-quality metallurgical coal reserves. Including the acquisition of the HKCC Companies in January 2011, we control at least 106 million tons of proven and probable coal reserves. We have sold an average of approximately 1.2 million tons of metallurgical coal per year (including internal sales to our cokemaking operations) over the past three years. In addition, the HKCC Companies sell between 250 thousand and 300 thousand tons of coal annually and have the potential to expand production in the future. Our coal mining operations have historically produced metallurgical coal that we believe possesses highly desirable coking properties and, as such, it can be used as a single-coal blend for making high-quality coke or as a high-quality supplement to nearly any coal blend. We have also used our coal production to supplement coal purchases at our other domestic cokemaking facilities and have the ability to sell coal to third parties, including those in international markets. The operations of the recently acquired HKCC Companies produce high volatile A and high volatile B metallurgical coals, which can be blended with the mid-volatility coal produced by our existing coal mining operations, and high quality steam coal. Since 2003, prices for metallurgical coal have risen by more than 400 percent. We expect demand for high quality metallurgical coal to continue to grow.

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Excellent safety record in coal mining and cokemaking operations. The health and safety of our employees is of paramount importance to us. We believe that we employ best practices and conduct continual training programs in compliance with regulatory requirements to ensure that all of our employees are focused on safety. We have consistently operated our metallurgical coke operations within or near the top quartile for the U.S. Occupational Safety and Health Administration’s recordable injury rates as measured and reported by the American Coke and Coal Chemicals Institute. We work to maintain low recordable injury rates and we have also won the Sentinels of Safety award for 2008 from the Mine Safety and Health Administration for having the mine with the most employee hours worked without experiencing a lost-time injury.

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Highly experienced management team. Our senior operating management team averages 26 years of experience in global industrial manufacturing and infrastructure development, including in the coal, coke and steel-related industries. In September 2010, we hired a new chief executive officer, Frederick A. Henderson, who served as chief executive officer, chief operating officer and chief financial officer of one of the largest global automakers and has extensive global operations and manufacturing experience as well as extensive expertise in dealing with the steel industry. We believe that our management team’s combination of industry knowledge, experience in major manufacturing operations and experience in developing large global fixed asset projects provides a strong leadership foundation for our future growth.

Business and Growth Strategies

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Maintain our consistent focus on operational excellence, safety and environmental stewardship. Operating our cokemaking facilities reliably and at low cost while producing consistently high quality coke is critical to maintaining the satisfaction of our existing customers and our ability to secure new customers and projects. We have developed and instituted a management program to drive the reliable and cost-efficient operation of our facilities through standardized processes, procedures and management systems incorporating best practices that we refer to as the “SunCoke Way.” We believe that the SunCoke Way provides the foundation to achieve operational excellence at our facilities and represents a key component of the future growth of our business. Our expertise at developing, constructing and operating our facilities will enable us to continue growing with our customers, and others, as they construct new blast furnaces and their existing cokemaking facilities require replacement. We are also currently implementing operational improvements in our coal mining business. These initiatives focus on improving the productivity and safety of our operations and include the upgrading or replacement of mining equipment, the implementation of improved operating practices, and the use of enhanced reporting metrics. We are also committed to maintaining a safe work environment and ensuring strict compliance with applicable laws and regulations at both our cokemaking and coal mining operations. To support these objectives, we are in the process of implementing a structured safety and environmental process that provides a robust framework for managing and monitoring safety and environmental performance. We also seek to foster good relationships with regulators, policymakers, state and local officials and the communities in which we operate.

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Grow our international footprint with a focus on key growth markets. We believe that international markets and, in particular, emerging economies will drive the vast majority of coke demand growth in the coming decade and as such will require significant new cokemaking capacity. CRU estimates that global crude steel production will grow by nearly 4 percent per year to 2,244 million tons by 2020, and that global coke demand will increase by approximately 196 million tons by 2020, representing a 30 percent increase in coke demand from estimated 2010 levels. We have targeted Brazil, China, Eastern Europe and India as key markets that we believe offer us attractive growth opportunities and where we expect to focus our development efforts. We believe our track record as a technological pioneer in cokemaking and our growing portfolio of cokemaking facilities provide strong name recognition throughout the global steel industry and serve as an effective marketing platform. The Vitória, Brazil facility that we designed and operate for a subsidiary of ArcelorMittal represents the successful completion and operation of an international facility in a market where we previously had no presence. Our existing relationships with world-class steelmakers also provide potential customers with a tangible and successfully-demonstrated framework for outsourcing a critical component of their manufacturing process. Our relationships demonstrate that we have the commercial and technical capability and experience to reliably and consistently meet our customers’ needs on a long-term basis. In May 2011, we signed a memorandum of understanding to make a minority equity investment of approximately $30 million in Global Coke Limited, one of the leading metallurgical coke producers in India. In conjunction with the investment, we would provide operations, engineering and technology support to Global Coke. We have conducted due diligence in connection with the proposed transaction and are currently negotiating the proposed terms of our investment. Consummation of the transaction is subject to the approval of management of the respective parties, execution of definitive agreements and the satisfaction of customary closing conditions.

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Continue to grow our North American cokemaking businesses. Integrated steelmakers in the United States and Canada have historically imported and are currently importing coke to fill a structural deficit in the market. This deficit has ranged between two and four million tons of coke per year from 2005 to 2009. These coke volumes have been and continue to be sourced in the international market, largely from Chinese suppliers, and as such are subject to significant price volatility. In addition to this capacity deficit, more than 25 percent of the cokemaking capacity in the United States and Canada, representing 5.7 million tons per year of capacity, is older than 40 years. We believe that a significant proportion of this aging capacity will require replacement in the coming decade to address facility conditions or meet more stringent environmental standards. We believe the combination of these factors—a structural domestic capacity deficit and aging capacity—present an attractive opportunity for our continued growth in North America. To facilitate the development of these opportunities, we plan to leverage our deep knowledge of the market and our relationships with all of the largest integrated steelmakers in North America. In support of this initiative, we are currently in the early stages of permitting a potential new U.S. cokemaking facility in Kentucky that we believe, if constructed, would produce up to 1.1 million tons of coke per year. We are also assessing alternative sites in other states for this project. In light of the current economic and business outlook, we expect to defer seeking customer commitments for this potential facility until we make further progress on obtaining permits, which we anticipate receiving in the latter half of 2012. Our ability to construct a new facility and to enter into new commercial arrangements is dependent upon market conditions in the steel industry. In addition to new growth opportunities, the completion of our Middletown facility is also an important component of our plan to increase the profitability and cash generation of our North American business. We expect that the facility will not only generate incremental earnings and cash flow but also will significantly diversify our earnings base. We anticipate that once our Middletown facility is in full production, none of our coke sales agreements will constitute more than approximately 20 percent of our overall operating income excluding corporate overhead costs, whereas our Jewell coke sales agreement accounted for nearly 80 percent of such income in 2010.

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Reserve a portion of our cokemaking capacity in future projects for opportunistic market sales. All of our current cokemaking capacity is committed under long-term take-or-pay agreements. For our future projects we may seek to reserve a portion of the facility’s overall cokemaking capacity for sales on the open market. We believe that, when combined with a base of long-term commitments, uncommitted capacity reserved for open market sales will provide an attractive opportunity to capture significant value during market up-cycles. We anticipate targeting approximately 5 to 10 percent of our overall coke sales volumes for sales in the open market. In particular, if we are successful in developing a new U.S. cokemaking facility, we may reserve a portion of the annual capacity at such facility for open market sales.

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Maintain our technological advantage through the development or acquisition of new technologies. Our active engineering and technology development program is focused on maintaining our technological edge. This program is focused on adapting and improving our current cokemaking technology to meet the varying needs of customers in different regions and identifying new or adjacent technologies that could be developed or acquired to augment our offering and create additional growth opportunities. This program also provides a basis for continuous improvement in our current cokemaking operations.

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Expand our domestic coal production. In January 2011, we acquired the HKCC Companies for approximately $52 million including working capital and contingent consideration. This acquisition adds 21 million tons of proven and probable coal reserves located in Russell and Buchanan Counties in Virginia, contiguous to our existing metallurgical coal mining operations. An expansion plan is underway that we expect will increase our coal production from our underground mines. We had expected to increase annualized production by approximately 350,000 tons in 2012 and to reach a 500,000 ton annualized increase by mid-2013, increasing the annualized rate of coal sales to 2.0 million tons by mid-2013. Reflecting continued tightness in the Appalachian labor market, lower yields from existing and newly developed mine seams and higher costs related to new mining safety regulations, we plan to slow the ramp-up of the expansion plan and delay opening additional new mines until 2013. Increased headcount and additional equipment will be used to increase productivity and augment compliance activities at existing mines in 2012. We now anticipate coal production at our Jewell mines of approximately 1.05 million tons in 2011, approximately 1.15 million tons in 2012 and approximately 1.45 million tons in 2013. We continue to expect capital outlays for the expansion plan, primarily for new mining equipment, to total approximately $30 million, of which $10 million is expected to be spent in 2011. In early June 2011, we entered into a series of coal transactions with Revelation. Under a contract mining agreement, Revelation will mine certain coal reserves at our Jewell coal mining operations that are not included in our current proven and probable reserve estimate. This coal will be mined, subject to the satisfaction of certain conditions, over a three-year period beginning late in the fourth quarter of 2011 and is now expected to produce approximately 1.2 million tons of coal over such period, rather than approximately 1.3 million tons, as previously reported. We anticipate 75 percent of production to be mid-volatility metallurgical coal, with the remaining 25 percent thermal coal. In addition, we intend to build a state-of-the-art rapid train coal loading facility in the proximity of our Jewell coal mining operations at an expected cost of approximately $20 million, of which the majority is expected to be spent in 2012. Once completed, the throughput capacity of the loadout facility will be 2.6 million tons per year. The loadout facility will be operated by Revelation and rail service will be provided by Norfolk Southern.

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Maintain liquidity and financial flexibility to facilitate growth. Our core business model is predicated on providing alternatives for steelmakers to investing capital in captive coke production facilities. Consequently, our ability to grow requires significant capital investment for most projects and in turn requires a solid financial profile to support such investments. Our aim is to maintain liquidity and capital resources at levels that will permit us to continue to finance additional growth projects that are likely to require significant capital investment. Where appropriate, we also will pursue opportunities for attractive strategic partnerships and other project financing and structuring options, to maximize value for our stockholders and our customers.

Our Cokemaking Business

We have designed, developed and built, and currently own and operate four cokemaking facilities in the United States with an aggregate coke production capacity of approximately 3.7 million tons per year. Our fifth cokemaking facility in the United States is currently under construction and when complete is expected to increase our aggregate coke production capacity to approximately 4.2 million tons per year. In addition, we operate a cokemaking facility in Vitória, Brazil, which was constructed based upon our design and has a coke production capacity of approximately 1.7 million tons per year. We also have a preferred stock investment in the project company that owns this facility.

We make substantially all of our coke sales pursuant to long-term take-or-pay coke sales agreements with ArcelorMittal, U.S. Steel and AK Steel, which are three of the largest integrated steelmakers in North America. The take-or-pay provisions in these coke sales agreements require that our customers either take all of our coke production up to a specified tonnage maximum or pay the contract price for any such coke they elect not to accept. These coke sales agreements have an average remaining term of approximately 11 years. To date, our customers have always satisfied their obligations under these agreements. With the exception of our Jewell cokemaking facility, where we mine our own coal, all of our coke sales agreements also provide for the pass-through of actual coal costs, subject to meeting contractual coal-to-coke yields. In addition, the coal cost component of the coke price under the Jewell coke sales agreement reflects a market price for coal based upon third-party coal purchases at the first phase of our Haverhill facility. These features of our coke sales agreements reduce our exposure to coal price changes over the remaining terms of these agreements. In addition, we operate the cokemaking facility in Vitória, Brazil under licensing and operating agreements with affiliates of ArcelorMittal.

Metallurgical coal is the principal raw material for our cokemaking operations. Except for the Jewell cokemaking facility, where we self-source substantially all of the metallurgical coal from our coal mining operations, most of the metallurgical coal used to produce coke at our United States cokemaking facilities is purchased from third parties. We believe there is an ample supply of metallurgical coal available in the United States and worldwide, and we have been able to supply coal to our domestic cokemaking facilities without any significant disruption in coke production. See “—Raw Materials” for a more detailed discussion of our coal purchasing requirements and practices.

Our Cokemaking Technology

We believe that our cokemaking facilities enable us to provide our steelmaking customers with high quality coke at an excellent value when compared to what is offered by by-product cokemaking facilities. Our oven design, commonly referred to as non-recovery technology, is fundamentally different than that of by-product coke ovens, the predominant cokemaking method in the United States and globally. Our ovens are designed to combust the coal’s volatile components that are liberated during the cokemaking process, while by-product ovens are designed to “recover” these volatile components to make coal by-products such as coke oven gas, coal tar and light oil. Our ovens are relatively short and wide (approximately 8 feet tall, 15 feet wide and 40 feet long) with a horizontally-oriented coal charge, while by-product ovens, also called “slot” ovens, are relatively tall and narrow (from 13 to 23 feet tall, 18 to 24 inches wide and 40 to 60 feet long) with a vertically-oriented coal charge. The schematic below illustrates general design of our ovens and describes the basic cokemaking process.

The fundamental design differences between our cokemaking ovens and by-product cokemaking ovens enable our technology to improve the economic, environmental and technical performance of cokemaking over by-product coke ovens. As a result of our over 45 years of operational experience and research efforts, we have developed many design improvements to our cokemaking process. Our technological advances, which include numerous proprietary and patented features, have created distinct advantages that improve iron and steelmaking economics and enhance environmental performance. Key competitive features of our cokemaking facilities include:

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Reduced environmental impact. The Clean Air Act Amendments of 1990 specifically directed the EPA to evaluate our heat recovery coke oven technology as a basis for establishing MACT standards for cokemaking facilities. In addition, each of the four cokemaking facilities that we have built since 1990 have either met or exceeded the applicable BACT or LAER standards, as applicable, set forth by the EPA for cokemaking facilities. By-product coke ovens operate under positive pressure and may emit organic hazardous pollutants, such as benzene, arsenic and cyanide, through cracks in the oven refractory or doors. In contrast, our ovens operate under negative pressure, continuously drawing air into the ovens, and thus containing and destroying these organic hazardous pollutants. Before being discharged, flue gas from our ovens is routed to advanced pollution control systems that remove pollutants at high efficiency. Finally, electricity generated using steam from our cokemaking facilities may reduce regional emissions by decreasing the need for electricity produced from other sources, such as coal-fired power plants.

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High quality coke. Coke produced from our technology exhibits a large average coke size, high coke cold strength and consistently high coke strength after reaction, or CSR, values. These measures are important means of evaluating the quality of metallurgical coke. Use of metallurgical coke with higher CSR values enhances iron and steel-making economics by improving blast furnace productivity.

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Simpler design and construction. Our advanced ovens offer a simpler design using just 115 brick shapes in construction, compared with over 1,750 shapes for by-product ovens, thereby reducing construction time and costs.

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Operational flexibility. Compared to by-product ovens, our horizontal oven design allows our ovens to accept almost any type of metallurgical coal, including expanding coal. This coal blend flexibility yields very high quality coke at low cost.

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Lower operating costs. We believe operating costs at our cokemaking facilities are lower than those of other cokemaking facilities owing to the simplicity and reliability of our oven and machinery designs. Our cokemaking facilities also require substantially fewer staff than required by other cokemaking facilities. For example, our Granite City facility employs approximately 85 employees for direct operations and maintenance, whereas a by-product facility of comparable size would require more than 120 employees.

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Efficient energy production. With the construction of our Indiana Harbor cokemaking facility in 1998, we pioneered the development of heat recovery cokemaking. In this modern configuration, the cokemaking process waste heat is routed to heat recovery steam generators that cool the flue gas by extracting heat from the gas stream and generating steam. The cooled flue gas is then routed to advanced emission control systems that remove pollutants at high efficiency before discharging the cleaned flue gas from a main stack. The steam from the heat recovery steam generators can be used to provide process steam for use at adjacent facilities or produce electricity when combined with a cogeneration facility. The schematic below illustrates the basic process flow for one of our modern heat recovery facilities.

A typical heat recovery facility that we designed and operate with 1.1 million tons of coke per year can generate approximately 90 megawatts of electric power per hour. The steam and/or electric power production from our facilities creates almost no incremental environmental pollution.

Coke Customers

We currently sell approximately 3.6 million tons of metallurgical coke annually to three customers in the United States: ArcelorMittal, U.S. Steel and AK Steel. We also operate a cokemaking facility in Brazil that produces approximately 1.7 million tons annually for a Brazilian affiliate of ArcelorMittal. ArcelorMittal represented approximately 69 percent of our total sales revenue for the year ended December 31, 2010. We expect this concentration to decrease to approximately 55 percent when the Middletown facility is at full production in 2012. This reduction also reflects the impact of our recent settlement with ArcelorMittal regarding the Jewell coke sale agreement.

Our coke sales to certain U.S. affiliates of ArcelorMittal, U.S. Steel and AK Steel are under long-term take-or-pay agreements that contain substantial default provisions in the event the customer fails to take the required contract volume. We operate the Vitória, Brazil cokemaking facility under a long-term agreement. See “Cokemaking Facilities” below for a more detailed discussion of our coke sales agreements and the operating agreement for the Vitória, Brazil cokemaking facility.

Cokemaking Facilities

In the United States, we own and operate four cokemaking facilities located in Virginia, Indiana, Ohio and Illinois. We are currently constructing a fifth United States cokemaking facility in Ohio. Internationally, we operate a cokemaking facility in Vitória, Brazil. We also have a preferred stock investment in the project company that owns this facility. The following table sets forth information about the cokemaking facilities we own and/or operate:

Facility	Location	Year of Start Up	Number of Coke Ovens	Cokemaking Capacity (thousands of tons)	Use of Waste Heat
Owned and Operated:
Jewell	Vansant, Virginia	1962	142	720	Partially used for thermal coal drying

Indiana Harbor	East Chicago, Indiana	1998	268	1,220	Heat for power generation

Haverhill Phase I	Franklin	2005	100	550	Process steam

Phase II	Furnace, Ohio	2008	100	550	Power generation

Granite City	Granite City, Illinois	2009	120	650	Steam for power generation

Middletown	Middletown, Ohio	2011	100	550	Power generation

Total			830	4,240

Operated:
Vitória	Vitória, Brazil	2007	320	1,700	Steam for power generation

Total			1,150	5,940

The following table sets forth the historical coke production by cokemaking facility:

		Year Ended December 31					Nine Months Ended September 30
Facility	Cokemaking Capacity	2010	2009(1)	2008	2007	2006	2011	2010
	(thousands of tons)
Owned and Operated:
Jewell	720	715	714	722	704	703	530	535
Indiana Harbor	1,220	1,140	1,164	1,214	1,212	1,263	871	858
Haverhill(2)	1,100	1,103	928	690	553	544	834	817
Granite City(3)	650	635	62	—	—	—	512	468
Middletown(4)	550	—	—	—	—	—	—	—

Total	4,240	3,593	2,868	2,626	2,469	2,510	2,747	2,678

Operated:
Vitória	1,700	1,636	1,263	1,581	1,091	—	1,149	1,266

Total	5,940	5,229	4,131	4,207	3,560	2,510	3,896	3,944

(1)	In 2009, the Indiana Harbor and a portion of the Haverhill facilities operated at reduced production levels under interim agreements with ArcelorMittal, in exchange for payment from the customer to compensate for the resulting lost margins from coke and energy sales. Consequently, lower production did not materially affect our financial results. At Vitória, we also operated at lower levels at the customer’s request which reduced our licensing and operating fees but did not impact our preferred dividend income.
(2)	The second phase of the Haverhill facility commenced its operations in July 2008.
(3)	The Granite City cokemaking facility commenced its operations in October 2009.
(4)	The Middletown cokemaking facility commenced operations in October 2011.

Jewell Operations

Our Jewell cokemaking facility is located in Vansant, Virginia on property we own. Coke production began at the Jewell cokemaking facility in 1962 and currently includes 142 coke ovens, all of which were rebuilt between 1989 and 1998. The cokemaking capacity of the Jewell cokemaking facility is approximately 720 thousand tons of coke per year. In contrast to our other cokemaking facilities, Jewell recovers only a small portion of the hot flue gas for use in thermal coal drying and does not use a flue gas desulfurization system.

Substantially all of the metallurgical coal used at our Jewell cokemaking facility is supplied from our coal mining operations. Metallurgical coal is delivered to our Jewell cokemaking facility on a conveyor belt after it is blended at our nearby preparation and blending facilities. The coal supplied to our Jewell cokemaking facility from our coal mining operations is transferred at a price based on coal sales prices to third parties and our other cokemaking facilities.

We sell substantially all of the coke produced at the Jewell cokemaking facility to certain U.S. subsidiaries of ArcelorMittal pursuant to a long-term take-or-pay coke sales agreement that expires in December 2020 (with no renewal rights or obligations). In 2010, we sold 721 thousand tons of the coke we produced at our Jewell cokemaking facility to ArcelorMittal. In addition, we sold approximately 17 thousands tons to our Indiana Harbor cokemaking facility to offset a portion of the production shortfall at this facility.

Under the revised coke sales agreements, entered into in connection with the commercial resolution of a litigation matter concerning the coke price under our Jewell and Haverhill coke sales agreements with ArcelorMittal, effective January 1, 2011, we charge ArcelorMittal for coke at a price per ton of coke that includes the following components:

•	a coal cost component based on the annual third-party coal costs at the first phase of the Haverhill cokemaking facility;

•	an operating cost component which is adjusted annually based upon an index;

•	a fixed cost component;

•	a coke transportation cost component representing the pass-through of the coke transportation costs; and

•	a tax component representing the pass-through of all applicable taxes, excluding property and income taxes.

For the period from January 1, 2008 through December 31, 2010, under the Jewell coke sales agreement, a component of the coke price attributable to coal was equal to the delivered cost of coal applicable to our sales to ArcelorMittal from our Haverhill facility increased by the application of a fixed adjustment factor.

We make coke sales to ArcelorMittal from Jewell on a delivered basis. As a result, we have entered into a long-term coke transportation contract with a major rail carrier that runs concurrently with the coke sales agreement. The coke transportation contract does not contain a minimum volume commitment.

Indiana Harbor Operations

The Indiana Harbor cokemaking facility is located on property owned by ArcelorMittal. ArcelorMittal is required to provide the Partnership with, or provide the Partnership access to, certain services required to operate the Indiana Harbor cokemaking facility, including rail services, pursuant to a services agreement. Provided that the Partnership continues to produce coke at the Indiana Harbor cokemaking facility, the terms of the services agreement remain in effect through the termination of the ground lease.

The Indiana Harbor cokemaking facility is located in East Chicago, Indiana on property leased from ArcelorMittal pursuant to a ground lease which runs to October 1, 2029, with a renewal option. Coke production at the Indiana Harbor cokemaking facility began in 1998 and includes 268 coke ovens with a cokemaking capacity of approximately 1.22 million tons of coke per year.

The Indiana Harbor cokemaking facility is owned by a Partnership. On September 30, 2011, we acquired the entire 19% ownership interest in the Partnership held by an affiliate of GE Capital for $34.0 million. As a result of this transaction, we now hold an 85% interest in the Partnership. The remaining 15% noncontrolling profit-sharing interest in the Partnership is owned by an affiliate of DTE Energy Company. DTC Energy’s profit-sharing interest is 15 percent, declining to 5 percent in 2038. One of our subsidiaries is the general partner of the Partnership and operates the cokemaking facility on behalf of the Partnership.

The Partnership purchases substantially all of the metallurgical coal requirements of the Indiana Harbor cokemaking facility from third-party suppliers pursuant to one- to two-year agreements. The purchased coal is delivered to the Indiana Harbor cokemaking facility by multiple rail providers under short-term transportation agreements. Metallurgical coal supplies are received, stored and blended by a coal handling provider pursuant to a coal handling agreement on land subleased to the coal handling provider by the partnership. Subject to a Partnership renewal right, the term of the coal handling agreement ends in 2013.

Pursuant to an agreement with Cokenergy, the independent power producer that owns and operates an energy facility, the Partnership supplies the hot flue gas produced at the Indiana Harbor cokemaking facility to the contiguous cogeneration plant owned and operated by Cokenergy for use in the generation of steam and electricity. In exchange, the independent power producer reduces the sulfur and particulate content of that hot flue gas to acceptable emission levels. Our customer also has a contractual relationship to purchase steam and electricity from Cokenergy.

The Partnership sells substantially all of the coke produced at the Indiana Harbor cokemaking facility to ArcelorMittal (through its main United States subsidiary) under a coke sales agreement that expires on September 30, 2013. Under the coke sales agreement, ArcelorMittal is required to purchase on a take-or-pay basis 1.22 million tons of coke annually. If the Partnership is unable to meet its supply obligations under the coke sales agreement with ArcelorMittal at the Indiana Harbor cokemaking facility, it is obligated to use commercially reasonable efforts to procure coke which meets the coke quality standards or pay ArcelorMittal for damages related to their procurement of replacement supplies of coke.

Under the coke sales agreement, the Partnership charges ArcelorMittal for coke at a price per ton of coke that includes the following components:

•

a coal cost component representing the pass-through of coal costs, including transportation and blending services, as adjusted by a coal-to-coke yield standard, determined by periodic yield tests at the facility or as otherwise agreed between the parties;

•	an operating cost component representing the pass-through of the expected costs of operating the facility, including under certain circumstances the sharing of operating cost overages and savings;

•	a fixed cost component; and

•	a tax component reflecting the pass-through of all applicable taxes (excluding income taxes).

The Partnership delivers coke directly to ArcelorMittal on a conveyor belt. As a result, the Partnership does not have coke transportation agreements.

Each of the coke sales agreement, the agreement with Cokenergy and the coal handling agreement are up for renewal in 2013. With respect to the coke sales agreement, ArcelorMittal has a renewal right at a contract price acceptable to both ArcelorMittal and the Partnership. If the coke sales agreement is not renewed, the Partnership retains the right to sell coke to third parties, with ArcelorMittal required to provide the services necessary for the Partnership to continue operating the facility, including rail access and service, through the expiration of the ground lease (or any renewals).

In preparation for negotiation of a new long-term contract with ArcelorMittal, we are conducting an engineering study at the Indiana Harbor facility to identify major maintenance projects necessary to facilitate a long-term contract renewal. In accordance with the preliminary findings of this engineering study, we now expect to spend approximately $50 million in the 2011 through 2013 timeframe to refurbish the facility, rather than approximately $50 million to $100 million, as previously reported. This estimate does not include additional spending that may be required in connection with the settlement of the previously reported NOV at the Indiana Harbor facility. The majority of the spending to complete this refurbishment will take place in 2012 and 2013 and will be contingent on reaching commercially agreeable terms for a long-term contract extension with our customer and the third-party investor in the Partnership. While we believe that there is a reasonable likelihood that we will reach agreement with our customer for a new long-term contract, such an agreement may not be reached.

In the first six months of the final year of the agreement between the Partnership and Cokenergy, the parties are obligated to negotiate in good faith for an extension to the term of the agreement. In the event that the parties cannot reach agreement on an extension of the term of the agreement, and subject to the rights of our customer to purchase the energy facility from the independent power producer, the Partnership may purchase the assets necessary for the continued operation of the Indiana Harbor cokemaking facility from Cokenergy at fair market value upon written notice to Cokenergy not later than six months prior to the expiration of the agreement. To the extent the Partnership does not exercise such right, Cokenergy at its option may either abandon or remove all or any of the heat recovery equipment of the energy facility.

If the parties are unable to agree upon a renewal of the coal handling agreement, the Partnership will have the option to purchase all of the equipment, materials and supplies necessary to perform coal handling and blending services for an historical earnings-based purchase price.

Haverhill Operations

Our Haverhill cokemaking facility is located in Franklin Furnace, Ohio on land we purchased for the development of the project. We developed the facility in two phases. The first phase began coke production in 2005 and consists of 100 ovens and a heat recovery system that produces process steam. The second phase began coke production in July 2008 and consists of an additional 100 ovens and a cogeneration facility for the production of electric energy. In total, the Haverhill cokemaking facility has a cokemaking capacity of 1.1 million tons.

We purchase substantially all of the metallurgical coal requirements for the Haverhill cokemaking facility from third-party suppliers pursuant to one- to two-year agreements. We sell substantially all of the coke we produce at our Haverhill cokemaking facility to two customers under long-term coke sales agreements. Approximately 550 thousand tons of coke per year is sold to certain United States subsidiaries of ArcelorMittal and approximately 550 thousand tons of coke per year is sold to AK Steel. Under their respective coke sales agreements, both ArcelorMittal and AK Steel (through a representative on a coal committee) participate in the selection of the coal blends for the coke operations. Purchased coal is blended and delivered to the facility under long-term agreements with a major railroad. These coal transportation and blending agreements are co-terminous with Haverhill’s coke sales agreements, and require us to meet certain minimum annual volume commitments that are set at levels slightly below the annual capacity of the first phase of the facility. To the extent these commitments are not achieved, the agreements impose deficit charges for the shortfall volume that are based on a percentage of the applicable transportation rate.

We sell one half of the coke produced at the Haverhill cokemaking facility to certain United States subsidiaries of ArcelorMittal pursuant to a long-term take-or-pay coke sales agreement that expires in December 2020 (with no renewal rights or obligations). If we are unable to meet our supply obligations under the coke sales agreement with ArcelorMittal at the Haverhill cokemaking facility, we are obligated to use commercially reasonable efforts to procure coke which meets the coke quality standards or pay ArcelorMittal for damages related to their procurement of replacement supplies of coke. Under the coke sales agreement with ArcelorMittal at the Haverhill cokemaking facility, the price per ton of coke includes the following components:

•	a coal cost component representing a pass through of coal costs, including transportation and blending services, as adjusted by a coal-to-coke yield standard;

•	an operating cost component which is adjusted annually based upon an index;

•	a fixed cost component;

•	a coke transportation component representing the pass-through of coke transportation costs; and

•	a tax component representing the pass-through of all applicable taxes (excluding property and income taxes).

In addition, under the terms of the coke sales agreement, ArcelorMittal was entitled to receive, as a credit to the price of coke, an amount representing a percentage of the realized value of certain applicable nonconventional fuels tax credits, to the extent such credits were available prior to the expiration of such credits. In addition, ArcelorMittal is obligated to reimburse us for a portion of government mandated additional expenditures under certain circumstances.

We make coke sales to ArcelorMittal from Haverhill on a delivered basis. As a result, we have entered into a long-term coke transportation contract with a major rail carrier that runs concurrently with this coke sales agreement. The coke transportation contract contains a minimum volume commitment that is set at a level slightly below the supply obligation under this coke sales agreement. To the extent this commitment is not achieved, the agreement imposes deficit charges for the shortfall volume, which are based on a percentage of the applicable transportation rate.

The flue gas produced during the Haverhill cokemaking process is being utilized to generate low-pressure steam, which is being sold to the adjacent chemical manufacturing complex owned and operated by an affiliate of Goradia Capital LLC (“Goradia”). Prior to Goradia’s acquisition of the chemical manufacturing complex in October 2011, it was owned and operated by Sunoco. See “Commercial Agreements—Steam Agreement” under “Arrangements between Sunoco and our Company.”

We sell one half of the coke produced at the Haverhill cokemaking facility to AK Steel. Subject to certain limited termination rights further described below, our coke sales agreement with AK Steel expires at the end of 2022, with two automatic, successive renewal periods unless a party provides prior written notice to terminate the agreement at the end of the respective term or renewal term. We are required to produce and deliver, and AK Steel is required to purchase, on a take-or-pay basis, approximately 550 thousand tons of coke per year. The coke sales agreement and the energy sales agreement with AK Steel are subject to early termination by AK Steel beginning in November 2014 under limited circumstances and provided that AK Steel has given at least two years notice of its intention to terminate the agreements and certain other conditions are met. If we are unable to meet our supply obligations under the coke sales agreement with AK Steel at the Haverhill cokemaking facility, we are obligated to use commercially reasonable efforts to procure coke that meets the coke quality standards set forth in the coke sales agreement or pay AK Steel for damages related to their procurement of replacement supplies.

Under the coke sales agreement with AK Steel at the Haverhill cokemaking facility, we sold coke at a fixed price during the fourth quarter of 2009 and all of 2010. Beginning January 1, 2011, the price per ton of coke includes the following components:

•	a coal cost component representing a pass-through of coal costs (including transportation and blending services), as adjusted by a coal-to-coke yield standard;

•	an operating cost component representing the pass-through of the expected costs of operating the facility, including under certain circumstances the sharing of operating cost overages and savings;

•	a fixed cost component; and

•	a tax component representing the pass-through of all applicable taxes (excluding income taxes).

In addition, under the terms of the coke sales agreement, AK Steel is entitled to receive, as a credit to the price of coke, an amount representing a percentage of the utilized value of certain applicable nonconventional fuels tax credits. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for an explanation of these credits. Coke sales to AK Steel under the Haverhill coke sales agreement are delivered to AK Steel in railcars or trucks at the Haverhill cokemaking facility. AK Steel makes its own arrangements for the transportation of the purchased coke to its blast furnaces.

The second phase of the Haverhill cokemaking facility includes a cogeneration plant that uses the hot flue gas to generate electric power, one half of which is sold to AK Steel at a fixed price under an energy sales agreement and the balance is sold by us into the regional electric power market. The cogeneration plant generates approximately 46 megawatts of electric power per hour on average. The Haverhill cogeneration facility is interconnected to the regional transmission system in the PJM LLC, or PJM, regional transmission operator area. As such, the facility participates in the energy and capacity markets administered by PJM. PJM coordinates the movement of wholesale electricity in all or part of 13 states and the District of Columbia, representing over 163 thousand megawatts of generating capacity, making it the largest centrally dispatched grid in North America.

In August 2009, concurrent with the execution of our current coke sales agreement with AK Steel, we reached mutual agreement with affiliates of OAO Severstal to terminate the 15-year take-or-pay coke sales agreement that was entered into in February 2007, prior to the construction of the second phase of the Haverhill facility.

Granite City Operations

Our Granite City cokemaking facility is located in Granite City, Illinois on property purchased from U.S. Steel for the development of the project. Coke production at the Granite City cokemaking facility began in October 2009 and includes 120 coke ovens with cokemaking capacity of approximately 650 thousand tons of coke.

We purchase substantially all of our metallurgical coal requirements for our Granite City cokemaking facility from third-party suppliers pursuant to one- to two-year agreements. Under our Granite City coke sales agreement with U.S. Steel, U.S. Steel participates (through a representative on a coal committee) in the selection of the coal blends that we use to produce coke at our Granite City cokemaking facility. Purchased coal is first delivered by multiple rail or barge operators under short-term agreements to a nearby coal terminal and blending facility owned by a third party. The individual coals are then blended by the terminal owner and delivered to the Granite City cokemaking facility by truck. The coal handling, blending and coal blend transportation services are provided by the third party terminal owner pursuant to a long-term agreement that is co-terminous with our Granite City coke sales agreement.

We sell substantially all of the coke produced at the Granite City cokemaking facility to U.S. Steel under a coke sales agreement that runs through 2025 (with a five-year renewal at the option of U.S. Steel). Under the coke sales agreement, U.S. Steel is required to purchase on a take-or-pay basis a specified minimum of our coke production from the facility representing substantially all of the coke production from the facility and has an option to purchase any production above such minimum. If we are unable to meet our supply obligations under the Granite City coke sales agreement, we are required to use commercially reasonable efforts to procure coke that meets the coke quality standards or pay U.S. Steel for damages related to their procurement of replacement supplies of coke. Under the coke sales agreement, we produce steam using the flue gases from the coke ovens which is sold at a fixed price to U.S. Steel. If we fail to meet certain steam volume and temperature requirements, we are subject to liquidated damages for the shortfall.

Under the coke sales agreement, the price per ton of coke includes the following components:

•	a coal cost component representing a pass-through of coal costs (including transportation and blending services), as adjusted by a coal-to-coke yield standard;

•	an operating cost component representing the pass-through of the expected costs of operating the facility, including under certain circumstances the sharing of operating cost overages and savings;

•	a fixed cost component; and

•	a tax component representing the pass-through of all applicable taxes (excluding income taxes).

In addition, under the terms of the coke sales agreement, U.S. Steel is entitled to receive, as a credit to the price of coke, an amount representing a percentage of the utilized value of certain applicable nonconventional fuels tax credits. In addition, U.S. Steel is obligated to reimburse us for a portion of government-mandated additional expenditures under certain circumstances.

We deliver coke directly to U.S. Steel on a conveyor belt. As a result, we do not have coke transportation agreements related to our Granite City facility.

Middletown Operations

In October 2011, the Company commenced operations at the Middletown cokemaking facility. The aggreate cost of the facility was approximately $410 million and it was completed in the fourth quarter of 2011. The facility has cokemaking capacity of approximately 550 thousand tons of coke per year and provides, on average, 44 megawatts of electric power per hour.

We sell substantially all of the production from our Middletown cokemaking facility to AK Steel pursuant to a coke sales agreement that runs for 20 years from its completion and start up (with successive renewal periods unless otherwise terminated by either party prior to the applicable renewal). Under the coke sales agreement, AK Steel (through a representative on a coal committee) participates in the selection of the coal blends for the coke operations. Purchased coal is delivered by multiple rail or barge operators under short-term agreements to a coal terminal and blending facility owned by a major terminal operator. The individual coals are then blended by the terminal owner and delivered to the Middletown cokemaking facility by a major rail carrier using dedicated rail cars. Both the coal handling and blending services and coal blend transportation services are provided pursuant to long-term agreements which are co-terminous with the coke sales agreement. In addition, the coal handling and blending agreement and the coal blend transportation agreement contain minimum volume commitments that are set at levels slightly below the annual capacity of the Middletown cokemaking facility and, if not met, require us to pay deficit charges. If we are unable to meet our supply obligations under the Middletown coke sales agreement, we are obligated to use commercially reasonable efforts to procure coke that meets the coke quality standards or pay AK Steel for damages related to their procurement of replacement supplies.

Under the coke sales agreement, the price per ton of coke includes the following components:

•	a coal cost component coke representing a pass-through of coal costs (including transportation and blending services), as adjusted by a coal-to-coke yield standard;

•	an operating cost component representing the pass-through of the expected costs of operating the facility, including under certain circumstances the sharing of operating cost overages and savings;

•	a fixed cost component; and

•	a tax component representing all applicable taxes (excluding income taxes).

In addition, under the terms of the coke sales agreement, AK Steel is entitled to receive, as a credit to the price of coke, an amount representing a percentage of the utilized value of certain applicable nonconventional fuels tax credits. However, the Middletown facility is not currently eligible to receive such tax credits. Also, under certain circumstances, AK Steel is obligated to reimburse us for certain agreed upon government-mandated additional expenditures.

We deliver coke directly to AK Steel via conveyor. As a result, we do not have coke transportation agreements related to our Middletown facility.

The Middletown cokemaking facility includes a cogeneration plant that uses the flue gas to generate electric power, all of which will be sold to AK Steel at a fixed price under an energy sales agreement that runs concurrently with the coke sales agreement. The cogeneration plant is expected to generate approximately 44 megawatts of electric power per hour on average. We expect that, concurrent with the transition of the local utility to PJM, the cogeneration facility will be interconnected to the regional transmission system in the PJM. We expect generation of electricity to commence in early 2012.

Vitória Operations

The Vitória cokemaking facility is located in Vitória, Brazil within the ArcelorMittal Tubarão steelmaking complex. The Vitória cokemaking facility began operating in 2007 and includes 320 coke ovens with cokemaking capacity of approximately 1.7 million tons of coke.

The Vitória cokemaking facility is owned by a project company controlled by a Brazilian affiliate of ArcelorMittal. We hold non-voting, preferred shares in this project company for which, subject to certain operating requirements, we receive a fixed annual dividend of $9.48 million through 2023 guaranteed by the Brazilian affiliate of ArcelorMittal. In addition, we and ArcelorMittal have a put and call option, respectively, on our investment in the project company, which can be exercised in 2024. The option exercise price is $41 million, plus any unpaid dividends and related interest. In addition, we and ArcelorMittal have an early put and call option, respectively, on our investment in the project company in the event ArcelorMittal terminates the operating and maintenance agreement as a result of our default. The option exercise price is $41 million, plus any unpaid dividends and related interest less any damages payable by us to ArcelorMittal under the operating and maintenance agreement.

Pursuant to an operating and maintenance agreement, we operate the Vitória cokemaking facility, which converts coal provided by the Brazilian affiliate of ArcelorMittal into coke and produces steam for electric power generation. The operation and maintenance agreement runs through January 2023, with ongoing five-year renewal terms tied to the production capacity of the Vitória cokemaking facility at the time of each renewal. We also license our proprietary technology to the project company under a licensing agreement. This agreement will run through 2023, subject, in the case of the licensing agreement, to the issuance prior to 2014 of certain patents in Brazil that have been granted in the United States. The coke produced by the Vitória cokemaking facility is shipped via conveyor belt or into railcars. The steam produced by the Vitória cokemaking facility is delivered to the adjacent cogeneration facility wholly owned by the Brazilian affiliate of ArcelorMittal.

Under the operating and maintenance agreement, we are reimbursed on a monthly basis for our budgeted operating expenses and we receive a monthly operating fee based upon coke production at the Vitória cokemaking facility. The monthly operating fee is subject to certain operating and performance metrics which, if we fail to meet them, result in a reduction in the monthly fee. We also receive an additional monthly fee based upon coke production at the Vitória cokemaking facility for use of our technology pursuant to a licensing agreement.

Coal Mining Operations

The coal mines at our existing Jewell underground metallurgical coal mining complex are located in Buchanan County, Virginia and McDowell County, West Virginia. The Jewell coal mining complex currently consists of 11 active underground mines (six company operated, five operated by contractors) operating 14 continuous miner sections, a single preparation plant and a single loadout facility. At our Jewell coal mining complex, we extract metallurgical coal from the Hagy, Kennedy, Red Ash, Splashdam, Jawbone and Tiller seams. The majority of our reserves consist of coal seams ranging in size from two feet to four and a half feet, with the mining height ranging from three and a half feet to six feet. As a result of these relatively “thin” seams, all of our underground mines are operated via the “room and pillar” method and employ continuous mining equipment. We control a significant portion of our coal reserves through private leases. Substantially all of the leases are “life of mine” agreements that extend our mining rights until all reserves have been recovered. These leases convey mining rights to us in exchange for royalties and/or fixed fee payments.

All of the raw coal produced at our Jewell coal mines is trucked to the central preparation plant. The trucking distance to the preparation plant varies by mine but averages approximately 20 miles. The raw coal is then processed through the 800 ton-per-hour preparation plant before it is shipped to our customers via rail, or transported to our adjacent Jewell cokemaking facility via conveyor. The rail loadout facility can load approximately 5,000 tons of coal per day.

Eighty-two percent of the coal we sold in 2010 was used at our Jewell cokemaking facility and 18 percent was used at our other domestic cokemaking facilities.

In late 2009 we engaged Marshall Miller & Associates, Inc., a leading mining engineering firm, to conduct a new and comprehensive study to determine our proven and probable reserves for our existing coal mines. The firm confirmed that we control proven and probable coal reserves of at least 85 million tons as of December 31, 2010. The firm is continuing its work on additional coal seams and is expected to provide us with its evaluation of our proven and probable coal reserves for those additional seams.

Without the addition of more coal reserves, we expect that our current reserves will sustain production levels, including production from the HKCC Companies and the additional production from our previously announced expansion, through 2062. We had expected to increase annualized production by approximately 350,000 tons in 2012 and to reach a 500,000 ton annualized increase by mid-2013, increasing the annualized rate of coal sales to 2.0 million tons by mid-2013. Reflecting continued tightness in the Appalachian labor market, lower yields from existing and newly developed mine seams and higher costs related to new mining safety regulations, we plan to slow the ramp-up of the expansion plan and delay opening additional new mines until 2013. The increased headcount and additional equipment will be used to increase productivity and augment compliance activities at existing mines in 2012. We now anticipate coal production at our Jewell mines of approximately 1.05 million tons in 2011, approximately 1.15 million tons in 2012 and approximately 1.45 million tons in 2013. We continue to expect capital outlays for the expansion plan, primarily for new mining equipment, to total approximately $30 million, of which $10 million is expected to be spent in 2011.

In early June 2011, we entered into a series of coal transactions with Revelation. Under a contract mining agreement, Revelation will mine certain coal reserves at our Jewell coal mining operations that are not included in our current proven and probable reserve estimate. This coal will be mined, subject to the satisfaction of certain conditions, over a three-year period beginning late in the fourth quarter of 2011 and is now expected to produce approximately 1.2 million tons of coal over such period, rather than approximately 1.3 million tons, as previously reported. We anticipate 75 percent of production to be mid-volatility metallurgical coal, with the remaining 25 percent thermal coal. In addition, we intend to build a state-of-the-art rapid train coal loading facility in the proximity of our Jewell coal mining operations at an expected cost of approximately $20 million, of which the majority is expected to be spent in 2012. Once completed, the throughput capacity of the loadout facility will be 2.6 million tons per year. The loadout facility will be operated by Revelation and rail service will be provided by Norfolk Southern.

Acquisition of the HKCC Companies

In January 2011, we acquired the HKCC Companies, based in Honaker, VA, for approximately $52 million, including working capital and contingent consideration. The HKCC Companies have proven and probable coal reserves totaling 21 million tons located in Russell and Buchanan Counties in Virginia, contiguous to our existing metallurgical coal mining complex. The HKCC Companies have two active underground mines, one active surface mine, one active high wall mine, two preparation plants (one 200 and one 500 ton per hour), and three loadout facilities. All of these operations at HKCC are currently operated by contractors.

The HKCC Companies have extracted metallurgical coal from the Kennedy, Red Ash and Jawbone seams and metallurgical coal and high quality steam coal from the Upper and Lower Banner seams. The majority of the reserves of the HKCC Companies consist of coal seams ranging in size from two and one half feet to three feet, with the mining height ranging from three and one half to four feet. These mines collectively are producing 250 thousand to 300 thousand tons of coal annually. Current production volumes are contracted for sale through 2011. We are currently integrating the operations of the HKCC Companies into our other Jewell mining operations.

All of the raw coal produced at the HKCC Companies’ mines is trucked to one of the two preparation plants on the HKCC Companies’ property or to the preparation plant at our Jewell coal mining operations. The trucking distance to the HKCC Companies’ preparation plants averages two to four miles, and is approximately twenty miles to the Jewell preparation plant. The clean coal processed is then loaded into rail cars at one of the three loadout facilities at the HKCC Companies with the maximum clean coal haul of approximately 15 miles. The rail loadout facilities can currently load approximately 3,300 tons per day at one of the loadout facilities and approximately 1,200 tons per day at each of the other two loadout facilities.

Set forth below is a map depicting the properties and facilities of our coal mining operations (including those of the HKCC Companies).

The table below sets forth the proven and probable metallurgical coal reserves at our Jewell coal mining operations as of December 31, 2010:

	Total Demonstrated Reserves (millions of tons)(1)(2)
	Reserves			Tons by Assignment		Tons by Mining Type		Tons by Permit Status		Tons by Property Control
Seam	Total	Proven	Probable	Assigned	Unassigned	Surface	Deep	Permitted	Not Permitted	Owned	Leased
Hagy	0.77	0.59	0.18	0.36	0.41	0.00	0.77	0.36	0.41	0.00	0.77
Middle Splashdam	0.62	0.58	0.04	0.19	0.43	0.19	0.43	0.19	0.43	0.00	0.62
Kennedy	3.11	2.22	0.89	0.32	2.79	0.00	3.11	0.32	2.79	0.00	3.11
Red Ash	22.10	13.75	8.35	3.34	18.76	0.00	22.10	7.40	14.70	0.00	22.10
Jawbone Rider	5.61	1.82	3.79	0.00	5.61	0.00	5.61	0.00	5.61	0.00	5.61
Jawbone	39.18	21.39	17.78	6.24	32.93	0.00	39.18	8.32	30.86	0.00	39.18
Tiller	13.31	9.25	4.07	5.27	8.04	0.00	13.31	9.10	4.21	0.00	13.31

Grand Total	84.71	49.60	35.10	15.73	68.98	0.19	84.52	25.70	59.01	0.00	84.71

(1)	All tons are recoverable, reserve tons utilizing appropriate mine recovery, wash recovery at 1.50 float, preparation plant efficiency, and moisture factors.
(2)	Amounts may not add to totals due to rounding.

The table below sets forth a summary of the proven and probable metallurgical coal reserves of the HKCC Companies as of October 31, 2010:

	Total Demonstrated Reserves (millions of tons)(1)(2)
	Reserves			Tons by Assignment		Tons by Mining Type		Tons by Permit Status		Tons by Property Control
Seam	Total	Proven	Probable	Assigned	Unassigned	Surface	Deep	Permitted	Not Permitted	Owned	Leased
Upper Banner	0.08	0.07	0.01	0.08	0.00	0.08	0.00	0.00	0.08	0.00	0.08
Lower Banner	3.23	2.20	1.04	3.23	0.00	1.81	1.42	0.05	3.18	0.03	3.20
Kennedy	3.37	2.98	0.39	3.37	0.00	0.18	3.19	0.66	2.72	0.04	3.33
Red Ash	4.10	3.75	0.35	4.10	0.00	0.00	4.10	0.00	4.10	0.00	4.10
Jawbone 1 & 2 Merged	8.94	7.98	0.96	8.94	0.00	0.00	8.94	0.00	8.94	0.00	8.94
Jawbone 1, 2 & 3 Merged	1.28	1.28	0.00	1.28	0.00	0.00	1.28	0.00	1.28	0.00	1.28
Jawbone 2 & 3 Merged	0.26	0.25	0.01	0.26	0.00	0.00	0.26	0.00	0.26	0.00	0.26

Grand Total	21.27	18.51	2.75	21.27	0.00	2.07	19.19	0.71	20.56	0.07	21.19

(1)	All tons are recoverable, reserve tons utilizing appropriate mine recovery, wash recovery at 1.50 float, and moisture factors.
(2)	Amounts may not add to totals due to rounding.

The table below sets forth the historical amount of coal produced at our coal mining operations:

	Coal Production (thousands of tons)
Mine	Years Ended December 31					Nine Months Ended September 30
	2010	2009	2008	2007	2006	2011(1)	2010
Company Operated Mines	878	823	879	824	753	640	663
Contractor Operated Mines	226	311	300	396	426	375	183

Total	1,104	1,134	1,179	1,220	1,179	1,015	846

(1)	These amounts include coal production of the HKCC Companies, which we acquired in January 2011.

Metallurgical Coal Characteristics

Our coal mining operations have historically produced a mid-volatility metallurgical coal that we believe has highly desirable coking properties. Most steelmakers require the blending of multiple metallurgical coals, up to eight or more in some cases, to meet coke quality requirements and avoid overexpansion of the coal blend in their coke ovens. Coal expansion can exert pressure on by-product coke ovens causing wall cracking or catastrophic failures. However, this coal can be used as a single coal blend to make high quality coke and is a contracting coal. When heated, this coal contracts and therefore does not place pressure on coke battery walls. This coal also possesses other favorable properties generally preferred by customers. Although sulfur content can vary by seam, the average sulfur content of our coal varies between 0.7 percent and 1.0 percent. The ash content in our coal averages between 5.0 percent and 9.5 percent, and the volatile content of our coal ranges between 22 percent and 25 percent. We expect the metallurgical coal produced for our venture with Revelation will have similar quality characteristics.

The high volatile A and high volatile B metallurgical coals of the HKCC Companies can be blended with the mid-volatility coal produced by our existing coal mining operations. Coal produced from the mining operations of the HKCC Companies is currently fully contracted in 2011, including limited tonnage to another Jewell affiliate which is blended with our existing coal production for use at our Jewell and other domestic cokemaking facilities. In the future it will likely be sold to third parties at fixed annual prices based on the prevailing market or may continue to be blended in limited quantities with our existing coal production for subsequent sale to third parties or for use at our Jewell and other domestic cokemaking facilities.

Raw Materials

Metallurgical coal is the principal raw material for our cokemaking operations. Each ton of coke produced at our facilities requires approximately 1.4 tons of metallurgical coal. We currently purchase about 4.6 million tons per year of metallurgical coal from third parties for our domestic coke production in addition to mining approximately 1.1 million tons of coal annually primarily for internal use at our Jewell cokemaking facility.

Coal from third parties is generally purchased on an annual basis via one- to two-year contracts with costs passed through to our customers in accordance with the applicable coke sales agreements. From time to time, shortfalls in deliveries by coal suppliers require us to procure supplemental coal volumes. As with typical annual purchases, the cost of these supplemental purchases is also passed through to our customers.

While we generally pass coal costs through to our coke customers, all of our contracts include some form of coal-to-coke yield standard. To the extent that our actual yields are less than the standard in the contract, we are at risk for the cost of the excess coal used in the cokemaking process. Conversely, to the extent actual yields are higher than contractual standards, we are able to realize gains.

Most contract decisions are made through a coal committee structure with customer participation. The customer can generally exercise an overriding vote on most coal procurement decisions.

Transportation and Freight

For inbound transportation of coal purchases, our facilities that access a single rail provider have long-term transportation, and where necessary, coal-blending agreements that run concurrently with the associated coke sales agreement for the facility. At facilities with multiple transportation options, including rail and barge, we enter into short-term transportation contracts from year to year. For coke sales, the point of delivery varies by agreement and facility. The point of delivery for coke sales to subsidiaries of ArcelorMittal from our Jewell and Haverhill cokemaking facilities is generally designated by the customer and shipments are made by railcar under long-term transportation agreements held by us. All delivery costs are passed through to the customers. Sales to AK Steel from our Haverhill cokemaking facility are made with the customer arranging for transportation. At our Indiana Harbor and Granite City cokemaking facilities, coke is delivered primarily by a conveyor belt leading to the customer’s blast furnace.

Financial Reporting

We report our business results in four main business segments: Jewell Coke, Other Domestic Coke, International Coke and Coal Mining. Our Jewell Coke segment consists of our Jewell cokemaking facility. Historically, our Other Domestic Coke segment included our three other domestic cokemaking facilities. Beginning in the fourth quarter of 2011, the Other Domestic Coke segment will also include our Middletown, Ohio, facility. In our International Coke segment, we operate a cokemaking facility in Vitória, Brazil. Our Coal Mining segment operates metallurgical coal mines and associated facilities that primarily supply our Jewell cokemaking facility. In addition, we will include in the Coal Mining segment the results of the HKCC Companies that we acquired in January 2011 from the date of acquisition. For additional information regarding these business segments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 14 to our annual combined financial statements contained elsewhere in this prospectus.

Properties

We own the following real property:

•

Approximately 66 acres in Vansant (Buchanan County), Virginia, on which the Jewell cokemaking facility is located, along with an additional approximately 2,550 acres including the offices, warehouse and support buildings for our Jewell coal and coke affiliates located in Buchanan County, Virginia, as well as other general property holdings and unoccupied land in Buchanan County, Virginia and McDowell County West Virginia. In addition, we own the certain mineral rights on approximately 1,650 acres of property in Buchanan, Dickenson and Wise Counties, Virginia.

•

Approximately 250 acres in Russell County, Virginia owned by the HKCC Companies, which include a warehousing facility, two coal preparation plants and certain coal loadout facilities as well as unoccupied land.

•	Approximately 400 acres in Franklin Furnace (Scioto County), Ohio, on which the Haverhill cokemaking facility (both the first and second phases) is located.

•

Approximately 41 acres in Granite City (Madison County), Illinois, adjacent to the U.S. Steel Granite City Works facility, on which the Granite City cokemaking facility is located. Upon the earlier of ceasing production at the facility or the end of 2044, U.S. Steel has the right to repurchase the property, including the facility, at the fair market value of the land. Alternatively, U.S. Steel may require us to demolish and remove the facility and remediate the site to original condition upon exercise of its option to repurchase the land.

•	Approximately 250 acres in Middletown (Butler County), Ohio near AK Steel’s Middletown Works facility, on which the Middletown cokemaking facility is being constructed.

We lease the following real property:

•

Approximately 88 acres of land located in East Chicago (Lake County), Indiana, on which the Indiana Harbor cokemaking facility is located and, through a sublease, the coal handling and blending facilities that service the Indiana Harbor cokemaking facility. The leased property is inside ArcelorMittal’s Indiana Harbor Works facility and is part of an enterprise zone.

•	Approximately 22 acres of land located in Buchanan County, Virginia, on which one of our coal preparation plants is located.

•

Our former corporate headquarters located in Knoxville, Tennessee, under a ten year lease which commenced in 2007. Beginning in the second quarter of 2011, concurrent with our move to Lisle, Illinois this space was subleased to another tenant for the remainder of the lease term, although we remain directly liable to the landlord under the original lease.

•	Our corporate headquarters is located in leased office space in Lisle, Illinois under an 11-year lease that commenced in 2011.

In addition, through our Jewell coal affiliates and the HKCC Companies, we lease small parcels of land, mineral rights and coal mining rights for approximately 127 thousand acres of land in Buchanan and Russell Counties, Virginia and McDowell County, West Virginia. Substantially all of the leases are “life of mine” agreements that extend our mining rights until all reserves have been recovered. These leases convey mining rights to us in exchange for payment of certain royalties and/or fixed fees. We use internal land managers and attorneys to perform title reviews on properties prior to obtaining coal leases. When we acquired the HKCC Companies, title reviews on the major leases were performed by an independent land management consultant familiar with the properties. For additional information on our properties, see “—Cokemaking Facilities” and “—Coal Mining Operations.”

Employees

As of November 30, 2011, we have approximately 1,157 employees in the United States. Approximately 325, or 28 percent, of our domestic employees, principally at our cokemaking operations, are currently represented by the United Steelworkers under various contracts. The collective bargaining agreements with respect to our Indiana Harbor and Haverhill cokemaking facilities expire on September 1, 2012 and November 1, 2012, respectively. As of November 30, 2011, we have approximately 207 employees at the cokemaking facility in Vitória, Brazil, all of whom are represented by a union under an agreement that expires on October 31, 2011.

Safety

We are committed to maintaining a safe work environment and ensuring strict environmental compliance across all of our operations as the health and safety of our employees and the communities in which we operate are critical to our success. We believe that we employ best practices and conduct continual training programs well in excess of regulatory requirements to ensure that all of our employees are focused on safety. Furthermore, we are in the process of implementing a structured safety and environmental process that provides a robust framework for managing and monitoring safety and environmental performance.

We have consistently operated our metallurgical coke operations within or near the top quartile for the U.S. Occupational Safety and Health Administration’s recordable injury rates as measured and reported by the American Coke and Coal Chemicals Institute. We work to maintain low recordable injury rates and have also won the Sentinels of Safety award for 2008 from the MSHA for having the mine with the most employee hours worked without experiencing a lost-time injury.

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, requires the disclosure of certain information relating to citations or orders for violations of standards under the Mine Act. The following disclosures respond to that legislation. While we believe the following disclosures meet the requirements of the Dodd-Frank Act, it is possible that any rulemaking by the SEC will require disclosures to be presented in a form that differs from the following.

Whenever MSHA believes that a violation of the Mine Act, any health or safety standard, or any regulation has occurred, it may issue a citation which describes the violation and fixes a time within which the operator must abate the violation. In these situations, MSHA typically proposes a civil penalty, or fine, as a result of the violation, that the operator is ordered to pay. In evaluating the below information regarding mine safety and health, investors should take into account factors such as: (1) the number of citations and orders will vary depending on the size of a coal mine, (2) the number of citations issued will vary from inspector to inspector and mine to mine, and (3) citations and orders can be contested and appealed, and during that process are often reduced in severity and amount, and are sometimes dismissed.

Responding to the Dodd-Frank Act legislation, we report that, for the nine months ended September 30, 2011, we received no written notice from MSHA of: (1) a flagrant violation under section 110(b)(2) of the Mine Act for failure to make reasonable efforts to eliminate a known violation of a mandatory safety or health standard that substantially proximately caused, or reasonably could have been expected to cause, death or serious bodily injury; (2) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of coal or other mine health or safety hazards under section 104(e) of the Mine Act; or (3) the potential to have such a pattern. There were no mining-related fatalities during the nine months that ended September 30, 2011.

On November 18, 2011, Dominion Coal Corporation, a subsidiary of the Company, received an imminent danger order under section 107(a) of the Mine Act at its Dominion No. 36 mine located in Buchanan County, Virginia. The order alleges that the roof along the belt and track entry of an intake air course is unsound and not safe for travel. No injuries occurred. The cited area is part of previously mined land and is not in production. Immediate action was taken to cordon off the cited area to temporarily prevent entry. We are implementing corrective measures to install additional roof supports.

The following table presents the additional information that is required by the Dodd-Frank Act for each mine:

Alleged Citations, Orders and Violations and

Proposed Assessments and Legal Proceedings by Mine(1)

for the Year Ended December 30, 2010

Mine Identification Number	Mine Name	Section 104 Significant and Substantial Citations(2)	Section 104(b) Orders(3)	Section 104(d) Citations and Orders(4)	Section 110(b)(2) Violations(5)	Section 107(a) Orders(6)	Total Proposed Assessments (Dollars in thousands)(7)	Legal Proceeding(8)
4406499	Dominion 7	92	1	7	—	—	$180	23
4406718	Dominion 26	96	—	—	—	—	82	21
4406748	Dominion 30	86	—	3	—	—	109	26
4406759	Dominion 36	172	2	—	—	—	230	72
4406839	Dominion 34	25	—	—	—	—	38	12
4407220	Dominion 44	20	—	—	—	—	6	—
4400649	Preparation Plant 2	16	—	—	—	—	9	1
4407058	Heavy Equipment Shop	—	—	—	—	—	—	—
4406716	Central Shop	3	—	—	—	—	1	—

Total		510	3	10	—	—	$655	155

(1)	The foregoing table does not include the following: (i) facilities which have been idle or closed unless they received a citation or order issued by MSHA, (ii) permitted mining sites where we have not begun operations, or (iii) mines that are operated on our behalf by contractors who hold the MSHA numbers and have the MSHA liabilities.
(2)	Alleged violations of health or safety standards that could significantly and substantially contribute to a serious injury if left unabated.
(3)	Alleged failures to totally abate a citation within the period of time specified in the citation.
(4)	Alleged unwarrantable failure (i.e., aggravated conduct constituting more than ordinary negligence) to comply with a mining safety standard or regulation.
(5)	Alleged flagrant violations issued.
(6)	Alleged conditions or practices which could reasonably be expected to cause death or serious physical harm before such condition or practice can be abated.
(7)	Amounts shown include assessments proposed during the year ended December 31, 2010 on the citations and orders reflected in this table.
(8)	This number reflects legal proceedings initiated during the year ended December 31, 2010 which remain pending before the Federal Mine Safety and Health Review Commission, or the FMSHRC, as of December 31, 2010. The FMSHRC has jurisdiction to hear not only challenges to citations, orders, and penalties but also certain complaints by miners. The number of “pending legal actions” reported here pursuant to Section 1503(a)(3) of the Dodd-Frank Act reflects the number of contested citations, orders, penalties or complaints for which the FMSHRC has assigned a docket number and which remain pending as of December 31, 2010.

Alleged Citations, Orders and Violations and

Proposed Assessments and Legal Proceedings by Mine(1)

for the Nine Months Ended September 30, 2011

Mine Identification Number	Mine Name	Section 104 Significant and Substantial Citations(2)	Section 104(b) Orders(3)	Section 104(d) Citations and Orders(4)	Section 110(b)(2) Violations(5)	Section 107(a) Orders(6)	Total Proposed Assessments (Dollars in thousands)(7)	Legal Proceedings(8)
4406499	Dominion 7	113	—	5	—	1	$132	19
4406718	Dominion 26	14	—	—	—	—	23	12
4406748	Dominion 30	53	—	1	—	—	66	4
4406759	Dominion 36	275	2	20	—	2	158	21
4406839	Dominion 34	46	—	2	—	—	26	4
4407220	Dominion 44	63	—	3	—	—	43	—
4400649	Preparation Plant 2	3	—	—	—	—	—	—
4407058	Heavy Equipment Shop	—	—	—	—	—	—	—
4406716	Central Shop	—	—	—	—	—	—	—

Total		567	2	31	—	3	$448	60

(1)	The foregoing table does not include the following: (i) facilities which have been idle or closed unless they received a citation or order issued by MSHA, (ii) permitted mining sites where we have not begun operations, or (iii) mines that are operated on our behalf by contractors who hold the MSHA numbers and have the MSHA liabilities.
(2)	Alleged violations of health or safety standards that could significantly and substantially contribute to a serious injury if left unabated.
(3)	Alleged failures to totally abate a citation within the period of time specified in the citation.
(4)	Alleged unwarrantable failure (i.e., aggravated conduct constituting more than ordinary negligence) to comply with a mining safety standard or regulation.
(5)	Alleged flagrant violations issued.
(6)	Alleged conditions or practices which could reasonably be expected to cause death or serious physical harm before such condition or practice can be abated.
(7)	Amounts shown include assessments proposed during the nine months ended September 30, 2011 on the citations and orders reflected in this table.
(8)	This number reflects legal proceedings initiated during the nine months ended September 30, 2011, which remain pending before the FMSHRC as of September 30, 2011. The FMSHRC has jurisdiction to hear not only challenges to citations, orders, and penalties but also certain complaints by miners. The number of “pending legal actions” reported here pursuant to Section 1503(a)(3) of the Dodd-Frank Act reflects the number of contested citations, orders, penalties or complaints for which the FMSHRC has assigned a docket number and which remain pending as of September 30, 2011.

The mine data retrieval system maintained by MSHA may show information that is different than what is provided herein. Any such difference may be attributed to the need to update that information on MSHA’s system and/or other factors. All section references in the table refer to provisions of the Mine Act.

Research and Development and Intellectual Property and Proprietary Rights

Our research and development program seeks to develop promising new technologies for cokemaking as well as improvements to our heat recovery processes. Over the years, this program has produced numerous patents related to our heat recovery coking design and operation, including patents for pollution control systems, oven pushing and charging mechanisms, oven flue gas control mechanisms and various others. In all, we have ten active patents with expiration dates ranging from one year to nearly nineteen years.

For those cokemaking facilities where we do not own 100 percent of the entity owning the cokemaking facility (Indiana Harbor and Vitória, Brazil), we have licensing agreements in place for the entity’s use of our technology. At Indiana Harbor, we receive no payment for the licensing rights. At Vitória, we receive a licensing fee that is payable in conjunction with the operation of the facility. In the future and especially in international markets, we may develop projects under similar structures where we do not own 100 percent of the facility but operate the facility and license our technology in exchange for fees.

Competition

Cokemaking

The metallurgical cokemaking business is highly competitive. Most of the world’s coke production capacity is owned by integrated steel companies utilizing by-product coke oven technology. The international merchant coke market is largely supplied by Chinese producers.

Current production from our cokemaking business is largely committed under long-term contracts; therefore, competition mainly affects our ability to obtain new contracts supporting development of additional cokemaking capacity, both in the United States and internationally. The principal competitive factors affecting our cokemaking business include coke quality and price, technology, reliability of supply, proximity to market, access to metallurgical coals, and environmental performance. Competitors include by-product coke oven engineering and construction companies, other merchant coke producers and competitors that have developed and are attempting to develop non-recovery and heat recovery cokemaking technology. Specifically, Chinese and Indian companies have successfully designed and built non-recovery and heat recovery facilities in China and India for local steelmakers. Some of these design firms operate only on a local or regional basis while others, such as certain Chinese, German and Italian design companies, operate globally.

There are also technologies being developed or in the process of commercialization that seek to produce carbonaceous substitutes for coke in the blast furnace or molten iron without a blast furnace (alternative ironmaking techniques). We monitor the development of competing technologies, and it is unclear to us at this time whether these technologies will be successful in commercialization.

We believe we are well-positioned to compete with other coke producers given that our proven, industry-leading technology with many proprietary features allows us to construct cokemaking facilities that, when compared to other proven technologies, produce virtually no organic hazardous air pollutants, produce consistently high quality coke and produce ratable quantities of heat that can be utilized as industrial grade steam or converted into electrical power.

Coal Mining

During the last several years, the U.S. coal industry has experienced increased consolidation. Many of our competitors in the domestic coal industry have significantly greater financial resources than we do. Intense competition among coal producers may impact our ability to retain or attract customers and adversely affect our future revenues and profitability.

Domestic demand for, and the price of, our coal depends primarily upon metallurgical coal consumption patterns of the domestic steel industry. The economic stability of the domestic steel industry has a significant effect on the demand for metallurgical coal and the level of competition among metallurgical coal producers. Instability in the domestic steel industry resulting in a decline in the metallurgical coal market could materially and adversely affect our future revenues and profitability. The principal competitive factors affecting our coal business include coal quality and characteristics, price, reliability of supply and transportation cost.

Legal and Regulatory Requirements

The following discussion summarizes the principal legal and regulatory requirements that we believe may significantly affect us.

Permitting and Bonding

•

Permitting Process for Coal Mining Operations. The U.S. coal mining permit application process is initiated by collecting baseline data to adequately characterize the pre-mine environmental condition of the permit area. This work includes surveys of cultural resources, soils, vegetation, wildlife, assessment of surface and ground water hydrology, climatology and wetlands. In conducting this work, we collect geologic data to define and model the soil and rock structures and coal that we intend to mine. We develop mine and reclamation plans by utilizing this geologic data and incorporating elements of the environmental data. The mine and reclamation plan incorporates the provisions of the Surface Mining Control and Reclamation Act of 1977, or SMCRA, state programs and the complementary environmental programs that impact coal mining. Also included in the permit application are documents defining ownership and agreements pertaining to coal, minerals, oil and gas, water rights, rights of way and surface land and documents required of the Office of Surface Mining Reclamation and Enforcement’s, or OSM’s, Applicant Violator System. Once a permit application is prepared and submitted to the regulatory agency, it goes through a completeness and technical review. Public notice of the proposed permit is given for a comment period before a permit can be issued. Some SMCRA mine permits take over a year to prepare, depending on the size and complexity of the mine and often take six months to two years to be issued. Regulatory authorities have considerable discretion in the timing of the permit issuance and the public has the right to comment on and otherwise engage in the permitting process, including through public hearings and intervention in the courts.

•

Bonding Requirements. Before a SMCRA permit is issued, a mine operator must submit a bond or other form of financial security to guarantee the payment and performance of certain long-term mine closure and reclamation obligations. The costs of these bonds or other form of financial security have fluctuated in recent years, and the market terms of surety bonds generally have become more unfavorable to mine operators. Surety providers are requiring greater amounts of collateral to secure a bond, which has required us to provide increasing quantities of cash to collateralize bonds or other form of financial security to allow us to continue mining. These changes in the terms of the bonds have been accompanied, at times, by a decrease in the number of companies willing to issue surety bonds. As of March 10, 2011, we have posted an aggregate of approximately $24 million in surety bonds or other forms of financial security for reclamation purposes.

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Permitting Process for Cokemaking Facilities. The permitting process for our cokemaking facilities is administered by the individual states. However, the main requirements for obtaining environmental construction permits are found in the federal regulations. If all requirements are satisfied, a state or local agency produces an initial draft permit. Generally, the facility is allowed to review and comment on the initial draft. After accepting or rejecting the facility’s comments, a draft permit is issued for public review. Typically a notice regarding the issuance of a draft permit is published in a local newspaper or on the internet. The permit and supporting documents are made available for public review and comment. Generally, a public hearing will be scheduled if the project is considered controversial. The EPA also has the opportunity to comment on the draft permit. The state or local agency responds to comments on the draft permit and may make revisions before a final construction permit is issued. A construction permit allows construction and commencement of operations of the facility and is generally valid for 18 months. Generally, construction must commence during this period, while some states allow this period to be extended in certain situations.

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Air quality. Facilities that are major emitters of hazardous air pollutants must employ MACT standards. Specific MACT standards apply to door leaks, charging, oven pressure, pushing, and quenching. Certain MACT standards for new cokemaking facilities were developed using test data from our own Jewell cokemaking facility.

Under applicable federal air quality regulations, permitting requirements differ, depending upon whether the cokemaking facility will be located in an “attainment” area—i.e., one that meets the national ambient air quality standards, or NAAQS for certain pollutants, or in a “non-attainment” area:

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In an attainment area, the facility must install air pollution control equipment or employ BACT. The facility must demonstrate, using air dispersion modeling, that the area will still meet NAAQS after the facility is constructed. An “additional impacts analysis” must be performed to evaluate the effect of the new facility on air, ground, and water pollution.

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In a non-attainment area, the facility must install air pollution control equipment or employ procedures that meet LAER standards. LAER standards are the most stringent emission limitation achieved in practice by existing facilities. Cost is generally not considered as part of a LAER analysis. Emissions of any pollutant in a non-attainment area must be offset by emission reductions obtained from existing sources located in the vicinity of the facility.

Two new and more stringent NAAQS for ambient nitrogen dioxide and sulfur dioxide went into effect in 2010. These new standards have two impacts on permitting: (1) demonstrating compliance using dispersion modeling from a new facility will be more difficult and (2) many areas of the country will become non-attainment areas. New facilities in those areas will have to obtain offsets and will have to install air pollution control equipment or employ procedures that meet LAER standards. In May 2010, the EPA finalized a new rule requiring a new facility that is a major source of greenhouse gases (primarily carbon dioxide from our facilities) to install equipment or employ BACT procedures. Currently, there is little information on what may be acceptable as BACT to control greenhouse gases.

Several states have additional requirements and standards for compounds other than those in federal rules. Many states have lists of “air toxics” with emission limitations determined by dispersion modeling. States also often have specific regulations that deal with visible emissions, odors, and nuisance. In some cases, the state delegates some or all of these functions to local agencies.

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Wastewater. Our heat recovery cokemaking technology does not produce process wastewater as typically associated with by-product cokemaking. Our cokemaking facilities generally do not require a wastewater discharge permit other than, in some situations, a storm water permit.

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Solid waste. The primary solid waste product from our heat recovery cokemaking technology is calcium sulfate from the flue gas desulfurization operation, which is generally taken to a landfill. The process does not generate significant quantities of hazardous waste.

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U.S. Endangered Species Act. The Endangered Species Act and certain counterpart state legislations are intended to protect species whose populations allow for categorization as either endangered or threatened. With respect to obtaining mining permits or for permitting additional cokemaking facilities, protection of endangered or threatened species may have the effect of prohibiting, limiting the extent or causing delays that may include permit conditions on the timing of, soil removal, timber harvesting, road building and other mining or agricultural activities in areas containing the associated species. Based on the species that have been identified on our properties and the current application of these laws and regulations, we do not believe that they are likely to have a material adverse effect on our operations.

Regulation of Operations

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Clean Air Act. The Clean Air Act and similar state laws and regulations affect our coal mining and cokemaking operations, primarily through permitting and/or emissions control requirements relating to particulate matter and sulphur dioxide (SO2) control. The Clean Air Act imposes stringent limits on air emissions with a federally mandated operating permit program and civil and criminal enforcement sanctions. The Clean Air Act air emissions programs that may affect our operations, directly or indirectly, include, but are not limited to: the Acid Rain Program; NOx SIP Call; the Clean Air Interstate Rule; MACT emissions limits for hazardous air pollutants; the Regional Haze Program; New Source Performance Standards, or NSPS; and New Source Review. Coal contains impurities, such as sulfur, mercury and other constituents, many of which are released into the air when coal is burned. The Clean Air Act and similar legislation regulate these emissions and therefore affect demand for our coal. It is possible that more stringent NAAQS for particulate matter, nitrogen oxide, sulfur dioxide and/or ozone, will directly impact our mining operations by requiring additional controls of emissions from our mining equipment and vehicles. If the areas in which our mines and coal preparation plants are located suffer from extreme weather events such as droughts, or are designated as non-attainment areas, we could be required to incur significant costs to install additional emissions control equipment, or otherwise change our operations and future development. In September 2009, the EPA adopted new NSPS rules tightening and adding additional particulate matter emissions limits for coal preparation and processing plants constructed, reconstructed or modified after April 28, 2008. The Clean Air Act requires, among other things, the regulation of hazardous air pollutants through the development and promulgation of various industry-specific MACT standards. Our cokemaking facilities are subject to two categories of MACT standards. The first category applies to pushing and quenching. The EPA is required to make a risk-based determination for pushing and quenching emissions and determine whether additional emissions reductions are necessary from this process by 2011. The EPA has yet to publish or propose any residual risk standards from these operations; therefore, the impact cannot be estimated at this time. The second category of MACT standards applicable to our cokemaking facilities applies to emissions from charging and coke oven doors.

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Clean Water Act of 1972. The Clean Water Act of 1972, or CWA, affects our operations by requiring effluent limitations and treatment standards for waste water discharge through the National Pollutant Discharge Elimination System, or NPDES. Regular monitoring, reporting requirements and performance standards are requirements of NPDES permits that govern the discharge of pollutants into water. Section 404 of the CWA requires mining companies to obtain U.S. Army Corps of Engineers permits to place material in streams for the purpose of creating slurry ponds, water impoundments, refuse areas, valley fills or other mining activities. States are empowered to develop and enforce “in stream” water quality standards. These standards are subject to change and must be approved by the EPA. Discharges must either meet state water quality standards or be authorized through available regulatory processes such as alternate standards or variances. “In stream” standards vary from state to state. Additionally, through the CWA Section 401 certification program, states have approval authority over federal permits or licenses that might result in a discharge to their waters. States consider whether the activity will comply with their water quality standards and other applicable requirements in deciding whether or not to certify the activity. Total Maximum Daily Load, or TMDL, regulations established a process by which states designate stream segments as impaired (not meeting present water quality standards). Industrial dischargers, including coal mines, may be required to meet new TMDL effluent standards for these stream segments. States are also adopting anti-degradation regulations in which a state designates certain water bodies or streams as “high quality/exceptional use.” These regulations would restrict the diminution of water quality in these streams. Waters discharged from coal mines to high quality/exceptional use streams may be required to meet additional conditions or provide additional demonstrations and/or justification. In general, these CWA requirements could result in higher water treatment and permitting costs or permit delays, which could adversely affect our coal production costs or efforts.

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Resource Conservation and Recovery Act. We may generate wastes, including “solid” wastes and “hazardous” wastes that are subject to the Resource Conservation and Recovery Act, or RCRA, and comparable state statutes, although certain mining and mineral beneficiation wastes and certain wastes derived from the combustion of coal currently are exempt from regulation as hazardous wastes under RCRA. The EPA has limited the disposal options for certain wastes that are designated as hazardous wastes under RCRA. Furthermore, it is possible that certain wastes generated by our operations that currently are exempt from regulation as hazardous wastes may in the future be designated as hazardous wastes, and therefore be subject to more rigorous and costly management, disposal and clean-up requirements.

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Mine Improvement and New Emergency Response Act of 2006. Administered by the MSHA, the Mine Improvement and New Emergency Response Act of 2006, or the Miner Act, has increased significantly the enforcement of safety and health standards and imposed safety and health standards on all aspects of mining operations. There also has been a dramatic increase in the dollar penalties assessed for citations issued. The Miner Act requires installation of wireless, two-way communication systems for miners, and mine operators must have the ability to track the location of each miner at work in an underground mine.

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Use of Explosives. Our limited surface mining operations are subject to numerous regulations relating to blasting activities. Pursuant to these regulations, we incur costs to design and implement blast schedules and to conduct pre-blast surveys and blast monitoring. In addition, the storage of explosives is subject to strict regulatory requirements established by four different federal regulatory agencies.

Reclamation and Remediation

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Surface Mining Control and Reclamation Act of 1977. The Surface Mining Control and Reclamation Act of 1977, or SMCRA, which is administered by OSM, established comprehensive operational, environmental, reclamation and closure standards for all aspects of U.S. surface mining as well as many aspects of deep mining. Mine operators must obtain SMCRA permits and permit renewals for mining operations from the OSM. Where state regulatory agencies have adopted federal mining programs under SMCRA, the state becomes the regulatory authority. States that operate federally approved state programs may impose standards that are more stringent than the requirements of SMCRA and OSM’s regulations and, in many instances, have done so. SMCRA permit provisions include requirements for coal prospecting; mine plan development; topsoil removal, storage and replacement; selective handling of overburden materials; mine pit backfilling and grading; protection of the hydrologic balance; subsidence control for underground mines; surface drainage control; mine drainage and mine discharge control and treatment; and re-vegetation. Permitting under SMCRA generally has become more difficult in recent years, which adversely affects the cost and availability of coal. The Abandoned Mine Land Fund, which is part of SMCRA, requires a fee on all coal produced in the U.S. The proceeds are used to rehabilitate lands mined and left unreclaimed prior to August 3, 1977 and to pay health care benefit costs of orphan beneficiaries of the Combined Fund. The fee was $0.35 per ton of surface-mined coal and $0.15 per ton of deep-mined coal, effective through September 30, 2007. Pursuant to the Tax Relief and Health Care Act of 2006, from October 1, 2007 through September 30, 2012, the fee is $0.315 per ton of surface-mined coal and $0.135 per ton of underground mined coal. From October 1, 2012 through September 30, 2021, the fee will be reduced to $0.28 per ton of surface-mined coal and $0.12 per ton of underground mined coal. Our reclamation obligations under applicable environmental laws could be substantial. Under GAAP, we are required to account for the costs related to the closure of mines and the reclamation of the land upon exhaustion of coal reserves. The fair value of an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The present value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset. At December 31, 2009, we had accrued $4.8 million related to estimated mine reclamation costs. The amounts recorded are dependent upon a number of variables, including the estimated future retirement costs, estimated proven reserves, assumptions involving profit margins, inflation rates, and the assumed credit-adjusted interest rates. Our future operating results would be adversely affected if these accruals were determined to be insufficient. These obligations are unfunded. Although specific criteria varies from state to state as to what constitutes an “owner” or “controller” relationship, under the federal SMCRA, responsibility for reclamation or remediation, unabated violations, unpaid civil penalties and unpaid reclamation fees of independent contract mine operators can be imputed to other companies which are deemed, according to the regulations, to have “owned” or “controlled” the contract mine operator. Sanctions against the “owner” or “controller” are quite severe and can include being blocked, nationwide, from receiving new permits, or amendments and revisions to existing permits, and revocation, rescission and/or suspension of any permits that have been issued since the time of the violations or, in the case of civil penalties and reclamation fees, since the time such amounts became due.

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Comprehensive Environmental Response, Compensation, and Liability Act. Under the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA and also known as Superfund, and similar state laws, responsibility for the entire cost of clean-up of a contaminated site, as well as natural resource damages, can be imposed upon current or former site owners or operators, or upon any party who released one or more designated “hazardous substances” at the site, regardless of the lawfulness of the original activities that led to the contamination. Under the Toxic Release Inventory process, administered by the EPA, companies are required annually to report the use, manufacture or processing of listed toxic materials that exceed defined thresholds, including chemicals used in equipment maintenance, reclamation and water treatment. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to public health or the environment and to seek to recover from the potentially responsible parties the costs of such action. In the course of our operations we may have generated and may generate wastes that fall within CERCLA’s definition of hazardous substances. We also may be an owner or operator of facilities at which hazardous substances have been released by previous owners or operators. We may be responsible under CERCLA for all or part of the costs of cleaning up facilities at which such substances have been released and for natural resource damages. We also must comply with reporting requirements under the Emergency Planning and Community Right-to-Know Act and the Toxic Substances Control Act.

Other Regulatory Requirements

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Black Lung Benefits Revenue Act of 1977 and Black Lung Benefits Reform Act of 1977, as amended in 1981. Under these laws, each U.S. coal mine operator must pay federal black lung benefits and medical expenses to claimants who are current and former employees and last worked for the operator after July 1, 1973. Coal mine operators also must make payments to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to July 1, 1973. Historically, less than seven percent of miners currently seeking federal black lung benefits are awarded these benefits. The trust fund is funded by an excise tax on U.S. coal production of up to $1.10 per ton for deep-mined coal and up to $0.55 per ton for surface-mined coal, neither amount to exceed 4.4 percent of the gross sales price. The Patient Protection and Affordable Care Act (“PPACA”), which was implemented in 2010, amended previous legislation related to coal workers’ black lung obligations. PPACA provides for the automatic extension of awarded lifetime benefits to surviving spouses and changes the legal criteria used to assess and award claims. Our obligation related to black lung benefits is estimated based on various assumptions, including actuarial estimates, discount rates, and changes in health care costs. We are currently evaluating the impact of PPACA based on available trend rates and other current information. We have not concluded our evaluation but believe that the impact of PPACA, coupled with anticipated changes in discount rates and other assumptions, may increase our black lung benefit obligation by approximately $4 to $6 million. We anticipate that we will complete our evaluation in the fourth quarter of 2011.

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Climate Change Legislation and Regulations. Numerous proposals for federal and state legislation have been made relating to greenhouse gas emissions (including carbon dioxide) and such legislation could result in the creation of substantial additional costs in the form of taxes or required acquisition or trading of emission allowances. Several of the federal and state climate change legislative proposals use a “cap and trade” policy structure, in which greenhouse gas emissions from a broad cross-section of the economy would be subject to an overall cap. Under the proposals, the cap would become more stringent with the passage of time. The proposals establish mechanisms for greenhouse gas sources, such as our cokemaking facilities, to obtain “allowances” or permits to emit greenhouse gases during the course of a year. The sources may use the allowances to cover their own emissions or sell them to other sources that do not hold enough emissions for their own operations. In addition, the EPA has issued a notice of finding and determination that emissions of carbon dioxide, methane (from coal mines, for example) and other greenhouse gases, present an endangerment to human health and the environment, which allows the EPA to begin regulating emissions of greenhouse gases under existing provisions of the Clean Air Act. The EPA has begun to implement greenhouse gas-related reporting and permitting rules. The impact of greenhouse gas-related legislation and regulations on us will depend on a number of factors, including whether GHG sources in multiple sectors of the economy are regulated, the overall GHG emissions cap level, the degree to which greenhouse gas offsets are allowed, the allocation of emission allowances to specific sources and the indirect impact of carbon regulation on coal prices. We may not recover the costs related to compliance with regulatory requirements imposed on us from our customer due to limitations in our agreements. The imposition of a carbon tax or similar regulation could materially and adversely affect our revenues.

Environmental Matters and Compliance

Our failure to comply with the aforementioned requirements may result in the assessment of administrative, civil and criminal penalties, the imposition of clean-up and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of limiting production from our operations. As previously reported, the EPA has issued NOVs to us for the Haverhill and Granite City cokemaking facilities. These NOVs stem from alleged violations of the Company’s air emission operating permits for these facilities. We are currently working in a cooperative manner with the EPA and the Illinois Environmental Protection Agency to address the allegations. Settlement may require payment of a penalty for alleged past violations as well as undertaking capital projects to improve reliability of the energy recovery systems and enhance environmental performance at our Haverhill and Granite City facilities. As a result of our recent discussions with the EPA, we now expect these projects to cost approximately $80 million to $100 million and to be carried out over the 2011 through 2016 period, rather than a total cost of approximately $65 million over the 2011 through 2013 period as previously reported. The majority of the spending is expected to take place from 2013 to 2016, although some spending may occur in 2012 depending on the timing of the settlement. The final cost of the projects will be dependent upon the ultimate outcome of discussions with regulators. The Company is currently engaged in penalty negotiations that may result in a penalty exceeding $100 thousand, but has not yet agreed to an amount.

In addition, SunCoke Energy has received an NOV from the EPA related to its Indiana Harbor cokemaking facility. After initial discussions with the EPA and the Indiana Department of Environmental Management, resolution of the NOV has been postponed by mutual agreement of SunCoke Energy and the EPA because of ongoing discussions regarding the NOVs at the Haverhill and Granite City cokemaking facilities. As a result, SunCoke Energy cannot yet assess any future injunctive relief or potential monetary penalty it may receive from the EPA pursuant to the NOV and any potential future citations.

See also Note 10 to our unaudited combined and consolidated financial statements located elsewhere in this prospectus.

On February 9, 2010, the Ohio Department of Environmental Protection, or OEPA, issued a New Source Review, or NSR, permit-to-install, or PTI, for our Middletown cokemaking facility. During the 30-day statutory appeal period ending March 11, 2010, four parties, including the City of Monroe, Ohio, Robert D. Snook, a pro se litigant, the National Resources Defense Council, and individuals affiliated with the SunCoke Watch opposition group, filed appeals at the Ohio Environmental Review Appeals Commission, or ERAC, challenging OEPA’s issuance of the NSR PTI. This matter is currently in the pre-hearing phase before ERAC and a hearing date has been set for early 2012. We believe that OEPA issued the permit in accordance with all statutes and regulations and the permit should be upheld.

Legal Proceedings

Beginning in July 2009, ArcelorMittal initiated legal proceedings challenging the prices we charged ArcelorMittal under the Jewell coke sales agreement. In January 2011, we participated in a mediation ordered by the U.S. District Court for the Northern District of Ohio (Eastern Division) with ArcelorMittal that resulted in a commercial resolution of the litigation. We entered into a settlement agreement with ArcelorMittal to resolve the lawsuit concerning coke pricing for the Jewell facility. The parties agreed to amend the Jewell and Haverhill coke sales agreements effective January 1, 2011 to eliminate the fixed coal cost adjustment factor in the Jewell agreement and increase the operating cost and fixed fee components of the coke price under both agreements. The parties also agreed that the take-or-pay provisions of these coke sales agreements would remain in effect through the end of the terms of these agreements in December 2020. Prior to the settlement, these take-or-pay provisions were scheduled to change in the second half of 2012 into annually adjusted provisions that would have only required ArcelorMittal to purchase coke from us for its projected requirements above certain fixed thresholds. If the amendments to the Jewell and Haverhill coke supply agreements had been in place during 2010, our pretax earnings would have been reduced by approximately $60 million.

On August 3, 2010, ArcelorMittal (through its main United States subsidiary) gave the Indiana Harbor partnership written notice that it intended to arbitrate certain outstanding issues under the Indiana Harbor coke sales agreement. ArcelorMittal claimed that it has been subject to substantial overcharges and losses as a result of: (1) alleged improper force majeure notifications issued by the partnership in 2010, (2) the alleged overstatement of the coal cost component of the coke price, (3) the partnership allegedly failing to provide the ongoing anticipated capital needs of the Indiana Harbor cokemaking facility, and (4) the alleged inadequacy of the partnership’s procedures to control coal inventory loss. In February 2011, we entered into a settlement agreement with ArcelorMittal to resolve the Indiana Harbor arbitration claims. The settlement will not significantly impact our future income.

The EPA has issued Notices of Violations, or NOVs, to us for the Haverhill, Granite City and Indiana Harbor cokemaking facilities described above under “—Legal and Regulatory Requirements—Environmental Matters and Compliance.”

Many other legal and administrative proceedings are pending or may be brought against us arising out of our current and past operations, including matters related to commercial and tax disputes, product liability, antitrust, employment claims, natural resource damage claims, premises-liability claims, allegations of exposures of third parties to toxic substances and general environmental claims. Although the ultimate outcome of these proceedings cannot be ascertained at this time, it is reasonably possible that some of them could be resolved unfavorably to us. Our management believes that any liabilities that may arise from such matters would not be material in relation to our business or our combined and consolidated financial position, results of operations or cash flows at September 30, 2011.

MANAGEMENT

Directors, Executive Officers and Other Key Executives of SunCoke

The following table sets forth certain information regarding our directors and executive officers (age as of December 15, 2011).

Our Directors, Executive Officers and Other Key Executives

Name	Age	Position
Frederick A. Henderson	53	Chairman and Chief Executive Officer
Alvin Bledsoe	63	Director
Robert J. Darnall	73	Director
Stacy L. Fox*	58	Director
Peter B. Hamilton	65	Director
Michael J. Hennigan*	52	Director
Brian P. MacDonald*	46	Director
Charmian Uy*	43	Director
Dennis Zeleny*	56	Director
Michael J. Thomson	53	President and Chief Operating Officer
Denise R. Cade	49	Senior Vice President, General Counsel and Corporate Secretary
Matthew McGrath	48	Senior Vice President of Corporate Strategy and Business Development
Mark Newman	48	Senior Vice President and Chief Financial Officer
James M. Mullins	62	Vice President, Coal Operations
Fay West	42	Vice President and Controller

*	Business address is: 1818 Market Street, Suite 1500, Philadelphia, PA 19103.

Frederick A. Henderson. Mr. Henderson was elected as Chairman and Chief Executive Officer of SunCoke Energy, Inc. in December 2010. He also served as a Senior Vice President of Sunoco from September 2010 until the IPO. From February 2010 until September 2010, he was a consultant for General Motors LLC, and from March 2010 until August 2010, he was a consultant for AlixPartners LLC. He was President and Chief Executive Officer of General Motors from April 2009 until December 2009. He was President and Chief Operating Officer of General Motors from March 2008 until March 2009. He was Vice Chairman and Chief Financial Officer of General Motors from January 2006 until February 2008. He was Chairman of General Motors Europe from June 2004 until December 2005. Mr. Henderson is a Trustee of the Alfred P. Sloan Foundation. Mr. Henderson also serves on the board of directors of Compuware Corp., where he serves as Chairperson of its Audit Committee.

Mr. Henderson, having worked for over 26 years at General Motors and over a year at SunCoke, is a highly experienced senior-level executive, with general operations, manufacturing, and marketing experience, as well as senior-level strategic planning, business development, managerial experience and management development and compensation experience. Mr. Henderson also possesses diverse international experience (by virtue of his prior experience at GM, including vice president and managing director of GM do Brasil; group vice president and president of GM, Latin America, Africa and Middle East, president of GM Asia Pacific and chairman of General Motors Europe) and health, environment and safety experience (by virtue of his oversight experience at GM). Additionally, Mr. Henderson possesses financial expertise (as defined by the applicable rules of the SEC) by virtue of his education (an MBA from Harvard Business School) and experience (including Vice Chairman and Chief Financial Officer of General Motors).

Alvin Bledsoe. Mr. Bledsoe was elected as a director of SunCoke Energy, Inc. in June 2011. Since October 2010, Mr. Bledsoe has been a member of the Board of Directors of Crestwood Midstream Partners L.P. From January 2007 to October 2010, he was a member of the Board of Directors of Quicksilver Gas Services LLP, and from May 2007 to August 2010, Mr. Bledsoe also served as a member of the Archuelta County Colorado Financial Advisory Task Force. From 1972 until his retirement from the firm in 2005, Mr. Bledsoe served in various senior roles at PricewaterhouseCoopers LLP (“PwC”), a leading international accounting firm.

Mr. Bledsoe is an experienced finance and public accounting executive, having spent his entire 33-year career with PwC. By virtue of his experience, Mr. Bledsoe is knowledgeable about finance, M&A transactions, and major cost restructurings and possesses knowledge of the mining, utilities, and energy industries. In addition, he brings relevant industry expertise, having served clients within these industry sectors and having served as the global leader for PwC’s Energy, Mining and Utilities Industries Assurance and Business Advisory Services Group. Mr. Bledsoe has experience working with boards of directors. In addition to his interface with the boards of directors of his clients while at PwC, in 2007, he joined the Board of Directors of Quicksilver Gas Services (now Crestwood Midstream Partners L.P.). He currently chairs the Audit Committee and serves as a member of the Conflicts Committee of Crestwood Midstream Partners.

Robert J. Darnall. Mr. Darnall was elected as a director of SunCoke Energy, Inc. in June 2011. Mr. Darnall served as an independent director of United States Steel Corporation from 2001 until 2010, and of Sunoco from 2000 until 2010. Mr. Darnall served in senior management positions at Inland Steel Industries, Inc., including as Chairman of the Board and Chief Executive Officer, (a carbon steel manufacturer and processor/distributor of industrial materials) and Ispat International N.V., including as President and CEO of Ispat North America, Inc. (a carbon steel manufacturer). Mr. Darnall is also a former independent director of Cummins Inc. and Pactiv Corporation. He also serves on the board of trustees of the Glenwood School for Boys and Girls, the Museum of Science and Industry and Rush University Medical Center.

Mr. Darnall is an experienced corporate executive with over 38 years of senior-level management experience in the steel industry and expertise in sourcing and logistics. Mr. Darnall also possesses health, environment and safety experience by virtue of his oversight experience as the former Chief Executive Officer of Inland Steel Industries and the head of Ispat International’s North American operations, both companies having a health, environment and safety risk profile similar to that of several of SunCoke’s steel industry customers. By virtue of his executive-level positions at both Inland and Ispat, Mr. Darnall is financially literate, and he is familiar with the public company Audit Committee function, having served for several years both as Chair of Sunoco’s Audit Committee and as Chairman of the Audit Committee of Cummins Inc.

Stacy L. Fox. Ms. Fox was elected as a director of SunCoke Energy, Inc. in December 2010. She served as Corporate Secretary of SunCoke Energy, Inc. from December 2010 until June 2011. She was appointed as Senior Vice President and General Counsel, Sunoco, effective in March 2010 and was elected as Corporate Secretary, Sunoco in January 2011. She was Principal of The Roxbury Group LLC, a company she founded, from April 2005 until March 2010. She was Executive Vice President, Chief Administrative Officer and General Counsel of Collins & Aikman Corporation from September 2005 until December 2007. Ms. Fox was elected to the Board of Sunoco Partners LLC, a subsidiary of Sunoco and the general partner of Sunoco Logistics Partners L.P., in March 2010.

Ms. Fox is an experienced senior-level corporate executive with managerial experience. By virtue of her experience as founder and principal of a real estate development and legal consulting firm, she possesses senior level strategic planning and business development experience. Also, by virtue of her over 25 years of experience with a global automotive supplier, a worldwide automotive systems company and a leading supplier of automotive interior systems, she possesses international experience; health, environment and safety experience; and governmental and regulatory experience.

Peter B. Hamilton. Mr. Hamilton was elected as a director of SunCoke Energy, Inc. in June 2011. Mr. Hamilton has served as the Senior Vice President and Chief Financial Officer of Brunswick Corporation since September 2008. He returned to Brunswick in September 2008 after retiring from the company in 2007. He was President, Life Fitness division of Brunswick from 2005 to 2006, and President, Brunswick Boat Group from 2006 to 2007. He also served as Vice Chairman of the Board of Brunswick from 2000 until his retirement in 2007.

Mr. Hamilton is an experienced corporate executive with a background in management, law, finance and government. Prior to joining Brunswick, Mr. Hamilton served in various positions at Cummins Inc., including Chief Financial Officer. Prior to his tenure at Cummins, Mr. Hamilton was a partner in a Washington, D.C. law firm, held a number of senior positions in the federal government, and was also an officer in the U.S. Navy. Mr. Hamilton has served on the Board of Directors of Spectra Energy Corp. since 2007. He currently serves as the Audit Committee Chair of the Spectra Energy Board and is a member of its Corporate Governance Committee.

Michael J. Hennigan. Mr. Hennigan was elected as a director of SunCoke Energy, Inc. in June 2011. He was appointed President and Chief Operating Officer of Sunoco Logistics in July 2010. Mr. Hennigan was elected to the Board of Sunoco Partners LLC, a subsidiary of Sunoco and the general partner of Sunoco Logistics Partners L.P., in April 2010. He joined Sunoco Logistics as Vice President, Business Development in May 2009 where he served until July 2010. From October 2008 to May 2009, Mr. Hennigan served as Senior Vice President, Business Improvement of Sunoco From February 2006 to October 2008, Mr. Hennigan served as Senior Vice President, Trading, Sales and Transportation. From March 2001 to February 2006, he served as Vice President, Product Trading, Sales and Supply.

Mr. Hennigan is an experienced senior-level corporate executive with knowledge of the refining industry, strategic planning, and business development. He joined Sunoco in 1981. From 1992 to 2000, he served in various positions at Northwest Refining Wholesale Fuels Marketing and Supply, Northeast Refining, and Marcus Hook.

Brian P. MacDonald. Mr. MacDonald was elected as a director of SunCoke Energy, Inc. in December 2010. He was appointed as Senior Vice President and Chief Financial Officer, Sunoco, effective in August 2009. He was Chief Financial Officer of the Commercial Business Unit at Dell, Inc. from December 2008 until July 2009. He was Corporate Vice President and Treasurer of Dell, Inc. from December 2002 until January 2009. Mr. MacDonald was elected to the Board of Sunoco Partners LLC, a subsidiary of Sunoco and the general partner of Sunoco Logistics Partners L.P., in September 2009. He was also elected Vice President and Chief Financial Officer of Sunoco Partners LLC effective March 2010. Mr. MacDonald is a member of the board of directors of the Southeastern Pennsylvania Chapter of the American Red Cross.

Mr. MacDonald has extensive financial management experience and possesses financial expertise (as defined by the applicable rules of the SEC) by virtue of his education and experience. Mr. MacDonald also possesses senior-level corporate managerial experience, strategic planning and business development experience, and international experience (having led Dell’s mergers and acquisitions organization and global treasury group with operations in the United States, Ireland and Singapore).

Charmian Uy. Ms. Uy was elected as a director of SunCoke Energy, Inc. in June 2011. She has served as Vice President and Treasurer, Sunoco since November 2009. From August 2005 to October 2009, Ms. Uy was a Vice President at American Express. She held a variety of leadership roles within the treasury and corporate planning groups at American Express Co., which she joined in 2005. Before joining American Express, prior to 2005, Ms. Uy worked for General Motors Co. and GMAC, Inc. in various treasury roles in New York, Singapore, and Minneapolis.

Ms. Uy has extensive experience in treasury operations such as corporate banking activity, credit, debt, and equity capital markets, cash management, pension and benefits investments, acquisitions and restructuring, and project financing.

Dennis Zeleny. Mr. Zeleny was elected as a director of SunCoke Energy, Inc. in June 2011. He is Senior Vice President and Chief Human Resources Officer for Sunoco and also serves as the Chief Human Resources Officer at Sunoco Logistics Partners L.P. Prior to joining Sunoco, Mr. Zeleny spent 17 years with PepsiCo Inc. and led human resources for Honeywell International, Inc., DuPont, Inc., and Caremark Rx, Inc. Mr. Zeleny is currently a member of the Board of Directors of Sunoco Logistics Partners L.P., the Human Resources Policy Association, and the Franklin Institute, and serves on the Board of Trustees for the Tower Hill School in Wilmington, Delaware. He is also a member of the Personnel Roundtable and has served on the advisory board of the University of Southern California’s CEO Institute. Previously, he was appointed by a former President of the United States to serve on the White House Fellowship Commission.

Mr. Zeleny is an experienced senior level corporate executive, having managed global human resources and public affairs organizations for major companies. He is knowledgeable about human capital matters, including the areas of leadership development, organizational effectiveness, talent acquisition and assessment, and compensation and benefits for Fortune 500 corporations.

Michael J. Thomson. Mr. Thomson was appointed as President and Chief Operating Officer, SunCoke Energy, Inc., in December 2010. Since May 2008, he has been President, SunCoke Technology and Development LLC. He was Vice President, Sunoco and Executive Vice President, SunCoke Technology and Development LLC from March 2007 to May 2008 and held the additional position of Chief Operating Officer of SunCoke Technology and Development LLC from January 2008 to May 2008. He also served as a Senior Vice President of Sunoco from May 2008 until the IPO. He was President of PSEG Fossil LLC, a subsidiary of Public Service Enterprise Group Incorporated, from August 2003 to February 2007.

Denise R. Cade. Ms. Cade was appointed Senior Vice President and General Counsel of SunCoke Energy, Inc. in March 2011 and was elected Corporate Secretary of SunCoke Energy, Inc. in June 2011. Prior to that time, Ms. Cade was Assistant General Counsel and Corporate Secretary at PPG Industries (a coatings and specialty products company) from July 2009 until March 2011. Ms. Cade was Corporate Counsel, Securities and Finance at PPG from September 2007 until July 2009. Ms. Cade was also Assistant Corporate Secretary from February 2008 until July 2009. She was also PPG’s Chief Mergers and Acquisition Counsel and General Counsel of the glass and fiber glass division from March 2005 until September 2007.

Matthew McGrath. Mr. McGrath was appointed Senior Vice President, Corporate Strategy and Business Development of SunCoke Energy in October 2008. Prior to joining SunCoke Energy, Mr. McGrath was President of PSEG Global LLC, a subsidiary of PSEG Energy Holdings (a diversified energy company) from February 2007 until September 2008 and was its Chief Operating Officer from 2003 until February 2007. In those roles, Mr. McGrath has worked on acquisitions, infrastructure development, joint ventures and portfolio management in the United States and abroad.

Mark Newman. Mr. Newman was appointed Senior Vice President and Chief Financial Officer of SunCoke Energy, Inc. in March 2011. From May 2008 until February 2011, Mr. Newman was Vice President, Remarketing, Ally Financial, Inc. (an automotive financial services company) and managing director of SmartAuction (Ally Financial’s online used vehicle auction). Mr. Newman was GM North America Vice President & Chief Financial Officer and Vice Chairman, GMAC Bank, of GMAC Financial Services LLC from January 2007 until April 2008. He was GM North America Vice President and CFO of General Motors Corporation from February 2006 until December 2006 and was Assistant Treasurer and General Director of General Motors Corp. from August 2002 until January 2006. Mr. Newman was Vice President & CFO of Shanghai General Motors Ltd. from November 1999 until July 2002 and was Director, Investor Relations of General Motors Corp. from September 1998 until October 1999.

James M. Mullins. Mr. Mullins was appointed Vice President, Coal Operations of SunCoke Energy, Inc. in November 2010. Mr. Mullins began working in the coal mining industry in 1973. From the spring of 2008 until November 2010, he served as a member of the West Virginia Board of Mine Appeals. From 2001 until his retirement in June 2007, Mr. Mullins served as division president of Mingo Logan Coal Company, a subsidiary of Arch Coal, Inc., where he served in a number of management positions from 1990 until his retirement.

Fay West. Ms. West was appointed as Vice President and Controller of SunCoke Energy, Inc. in February 2011. Prior to joining us, she was Assistant Controller at United Continental Holdings, Inc. from April 2010 to January 2011. She was Vice President, Accounting and Financial Reporting for PepsiAmericas, Inc. from December 2005 through March 2010.

Composition of our Board of Directors

Under applicable law, so long as Sunoco owns more than 50 percent of our common stock, Sunoco will be able to elect all of the members of our board of directors. We have agreed with Sunoco that, so long as Sunoco beneficially owns 50 percent or more of our common stock, Sunoco will be entitled to designate for nomination by our board of directors a majority of the members of our board of directors. Accordingly, so long as Sunoco owns 50 percent or more of our common stock, a majority of our board of directors will be Sunoco designees. We also have agreed that, so long as Sunoco owns more than 20 percent, but less than 50 percent, of our common stock, Sunoco will be entitled to designate for nomination by our board of directors a number of directors proportionate to its voting power.

Prior to the distribution, Sunoco will continue to control a majority of our voting common stock. As a result, we are a “controlled company” within the meaning of the NYSE corporate governance standards, and accordingly, we have elected to be exempt from its requirement to have a majority of independent directors and to have governance and compensation committees consisting entirely of independent directors. We are also not required to have an annual performance evaluation of the governance and compensation committees. However, we remain subject to the requirement that we eventually have an audit committee composed entirely of independent members. Currently, we have a majority of independent directors on our audit committee and are required to have a fully independent audit committee within one year of the IPO.

Upon completion of the distribution, we will no longer be a “controlled company” within the meaning of the NYSE corporate governance standards. In accordance with the applicable NYSE rules, once we cease to be a “controlled company,” our board of directors will be required to have at least one independent director on each of the compensation and governance committees. We currently meet the requirement to have at least one independent director on each of these committees. These committees must have a majority of independent directors within three months of ceasing to be a “controlled company” and must be fully independent within one year of ceasing to be a “controlled company.” In addition, within one year of ceasing to be a “controlled company,” a majority of our board of directors must be independent directors.

Our board of directors is comprised of 9 directors and is divided into three classes. Commencing with the annual meeting of stockholders to be held in 2012, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. Our classified board could have the effect of increasing the length of time necessary to change the composition of a majority of our board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors. In addition, our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

Committees of the Board of Directors

Our board of directors established three committees: an audit committee, a compensation committee and a governance committee.

Audit Committee. The audit committee is composed of Messers. Darnall, Hamilton, Henderson and MacDonald, and is chaired by Mr. Bledsoe. The board or directors has determined that Messrs. Bledsoe, Darnall and Hamilton are independent directors for purposes of serving on an audit committee under applicable SEC and NYSE requirements. We currently have a majority of independent directors serving on the audit committee, and within one year of the closing of the IPO, all of the members of our audit committee will be independent directors. This committee assists our board of directors in fulfilling its responsibility to stockholders, the investment community and governmental agencies that regulate our activities in its oversight of: (1) the annual appointment of our auditors with whom the audit committee reviews the scope of audit and non-audit assignments and related fees, (2) the accounting principles we use in financial reporting, (3) internal auditing procedures, (4) compliance with legal and regulatory requirements and (5) the adequacy of our internal control procedures. The audit committee also discusses policies with respect to risk assessment and risk management, and it studies or investigates any matter of interest or concern that the committee determines is appropriate and may retain outside legal, accounting or other advisors for this purpose.

Our board of directors adopted a written charter for our audit committee, which is available on our corporate website at www.suncoke.com.

Compensation Committee. The compensation committee is composed of Mr. Bledsoe, Ms. Fox, Mr. MacDonald and Mr. Zeleny, and is chaired by Mr. Hamilton. This committee: (1) reviews and approves the compensation and benefits for our employees, directors and consultants, (2) administers our employee benefit plans, (3) authorizes and ratifies stock option grants and other incentive arrangements and (4) authorizes employment and related agreements. We avail ourselves of the “controlled company” exception under the NYSE rules which exempts us from the requirement that we have a compensation committee composed entirely of independent directors. Upon completion of the distribution, we will no longer be considered a “controlled company” and our board will accordingly appoint independent directors to our compensation committee in accordance with the NYSE rules. We currently have two independent directors on our compensation committee.

Our board of directors adopted a written charter for our compensation committee, which is available on our corporate website at www.suncoke.com.

Governance Committee. The governance committee is composed of Ms. Fox, Mr. Henderson, and Mr. Hennigan, and is chaired by Mr. Darnall. This committee: (1) recommends to our board of directors the director nominees for the next annual meeting of shareholders, director nominees for each committee of the board of directors, and corporate governance guidelines, and (2) leads our board of directors in its annual review of the board’s and management’s performance. We avail ourselves of the “controlled company” exception under the NYSE rules which exempts us from the requirement that we have a governance committee composed entirely of independent directors. Upon completion of the distribution, we will no longer be considered a “controlled company” and our board will accordingly appoint independent directors to our governance committee in accordance with the NYSE rules. We currently have one independent director on our governance committee.

Under applicable law, so long as Sunoco owns more than 50 percent of our common stock and elects all of the members of our board of directors, the board of directors elected by Sunoco will have the power to select all of the members of our audit, compensation and other committees. We have agreed with Sunoco that, so long as Sunoco beneficially owns 50 percent or more of our common stock, Sunoco will be entitled to designate, subject to applicable rules and independence requirements of the NYSE, a majority of the members on our board’s audit and compensation committees and at least one member of each other committee. We have also agreed that, so long as Sunoco owns more than 20 percent, but less than 50 percent, of our common stock, Sunoco will be entitled to designate, subject to applicable rules and independence requirements of the SEC and NYSE, at least one member of each committee of our board of directors.

Our board of directors adopted a written charter for our governance committee, which is available on our corporate website at www.suncoke.com.

Compensation Committee Interlocks and Insider Participation

In our fiscal year ended December 31, 2010, we did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as our executive officers were made by Sunoco.

Indemnification Agreements

On October 31, 2011, we entered into Indemnification Agreements (the “Indemnification Agreements”) with each of our directors (collectively, the “Directors”). The Indemnification Agreements are the same for each Director and provide contractual indemnification in addition to the indemnification provided by our amended and restated certificate of incorporation and amended and restated bylaws. The Indemnification Agreements provide each Director with indemnification to the fullest extent permitted by law. Subject to certain limitations and exceptions, the Indemnification Agreements provide, among other things, that we will indemnify each Director against expenses, liabilities, losses, judgments, fines and amounts paid in settlement incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the Director is or was our director or by reason of the fact that the Director is or was serving at our request as a director, officer, manager, trustee, fiduciary, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, with certain stated exceptions. In addition, under the Indemnification Agreements, we are obligated to advance payment to each Director for all expenses reasonably incurred by such Director with respect to the events or occurrences specified in this paragraph, provided that such Director must repay the advanced expenses to the extent that it is ultimately determined that the Director is not entitled to indemnification under the terms of the Indemnification Agreements.

Compensation Discussion and Analysis

The following compensation discussion and analysis, or CD&A, describes the material elements of the 2010 compensation and benefits programs for our named executive officers, or NEOs, as well as our new compensation programs for the NEOs following the IPO. Prior to the Separation and IPO, we were wholly owned by Sunoco. The compensation committee of Sunoco’s board of directors, or the Sunoco Committee, approved the compensation arrangements for Mr. Henderson and Mr. Thomson. Sunoco’s Senior Vice President and Chief Human Resources Officer, in consultation with Sunoco’s Chief Executive Officer, approved the compensation arrangements for Michael White, our former Senior Vice President, Operations, who resigned from his position, effective October 21, 2011. And, as further described below, Mr. Thomson made the compensation decisions for our other NEOs.

Our NEOs for 2010, which consist of those executive officers who appear in the Summary Compensation Table, were (1) Frederick Henderson, our Chairman and Chief Executive Officer and Senior Vice President, Sunoco, (2) Martin Titus, who was in 2010 our Vice President, Finance and Administration, (3) Michael Thomson, our President and Chief Operating Officer and Senior Vice President, Sunoco, (4) Matthew McGrath, our Senior Vice President, Corporate Strategy and Business Development and (5) Michael White, our former Senior Vice President, Operations.

Introduction

The CD&A describes the compensation programs for senior executives of each of Sunoco and SunCoke and how they were designed and operated with respect to SunCoke’s NEOs in 2010. The CD&A first describes Sunoco’s executive compensation philosophy and how Sunoco designed its compensation program as it relates to its executives, including Messrs. Henderson, Thomson and White (except with respect to Mr. White’s annual bonus as he participated in the SunCoke annual bonus in 2010). We then disclose our compensation philosophy and how the compensation decisions were made for Messrs. Titus and McGrath, the NEOs who participated in SunCoke’s compensation and benefits programs in 2010.

Sunoco Compensation Philosophy

The principles of Sunoco’s 2010 compensation strategy are tied to driving shareholder value over the long-term and are as follows:

•	Leadership should be rewarded only when the interests of the shareholders are advanced;

•	Sunoco is operating in a difficult industry sector and economic cycle and goals should reflect this environment and value realized should reflect these challenges;

•	The compensation program should be transparent to participants and shareholders and focused on Sunoco’s key objectives; and

•	The compensation program should incorporate the opportunity to differentiate individuals based on performance.

Sunoco’s 2010 compensation program emphasized performance-based compensation (pay-at-risk) that promoted the achievement of short-term and long-term business objectives which were aligned with Sunoco’s business strategy and rewarded performance when those objectives were met. The 2010 compensation program was structured so that actual compensation received was aligned with Sunoco performance in certain key areas such as income, key Sunoco strategic milestones, return on capital employed, and total shareholder return. Sunoco believes these metrics are aligned with driving long-term shareholder value. Sunoco’s compensation program focuses executives on “exceeding the competition” by including some objectives/measurements based on performance relative to peer companies. Sunoco also aligned executive compensation with the interests of Sunoco’s shareholders by providing stock incentives and requiring executives to hold significant amounts of stock through Sunoco’s stock ownership guidelines.

The Sunoco compensation programs targeted a compensation package (base salary and annual and long-term incentives, i.e., total direct compensation) that at the time of approval and grant was generally targeted at the competitive median of the Sunoco Market Data. A definition of Sunoco Market Data and a description of the compensation methodology used by Sunoco are described below. Actual realized compensation could be significantly higher or lower than the competitive median based on Sunoco’s actual performance as well as changes in Sunoco’s share price.

SunCoke Compensation Philosophy

In 2010, Mr. Thomson had responsibility for SunCoke’s executive compensation program. SunCoke’s compensation program rewards employees through a combined and balanced focus on financial and individual performance and provides significant opportunity through rewards that encourage a high performing culture. SunCoke’s compensation program is designed to ensure that SunCoke can attract and retain the talent required to deliver the highest quality coke and coal through superior technology in an environmentally sound manner and motivate employees to achieve and sustain superior organizational performance. Compensation for Messrs. Titus and McGrath, includes competitive pay and benefits, as well as non-traditional rewards such as development and career advancement opportunities based on performance.

SunCoke’s 2010 compensation program emphasized performance-based compensation (pay-at-risk) that promoted the achievement of short-term and long-term business objectives that were aligned with SunCoke’s business strategy and rewarded performance when those objectives were met. The 2010 compensation program was structured so that actual compensation received was aligned with SunCoke performance in certain key areas such as net income, return on capital employed, plant reliability and health, environment and safety, or HES. The program targeted a compensation package (base salary and performance-based annual and long-term incentives, i.e., total direct compensation) that was at the 50th percentile of the SunCoke Survey Data. A definition of SunCoke Survey Data and a description of the compensation methodology used by SunCoke are described below. Actual realized compensation could be significantly higher or lower than the 50th percentile of the SunCoke Survey Data as a result of SunCoke’s actual performance.

Elements/Components of Sunoco’s 2010 Compensation Programs.

The following section explains in detail the elements and rationale for the compensation paid to Sunoco executives, including Messrs. Henderson, Thomson and White, in 2010. Sunoco targeted Mr. Thomson’s total direct compensation at the median (50th percentile) of the General Industry Survey data (as defined under “—The Sunoco Compensation Process—Sunoco Compensation Methodology and Process”) for companies with revenue of approximately $1 billion. Mr. Thomson’s actual total direct compensation for 2010 was approximately 125 percent of the median of the General Industry Survey data. His total direct compensation was outside the targeted range because, as discussed in the disclosure relating to the Sunoco Senior Executive Incentive Plan, Sunoco achieved company performance of 165 percent of target under the Sunoco Senior Executive Incentive Plan and Mr. Thomson’s individual performance in 2010, as further described below, was considered strong. In setting Mr. White’s total direct compensation, Sunoco reviewed the Sunoco Market Data (which includes all of the surveys and databases described under “—The Sunoco Compensation Process—Sunoco Compensation Methodology and Process”) and generally targeted the median, but Sunoco did not specifically benchmark Mr. White’s position. Mr. Henderson’s compensation for 2010 is set forth in his letter agreement described under “—SunCoke’s New Compensation Program—Letter Agreements.”

Base Salary. Base salary is the only fixed portion of Messrs. Henderson’s, Thomson’s and White’s total direct compensation. Base salary is designed to compensate executives for the scope and level of responsibility and sustained individual performance. Mr. Henderson’s base salary is set forth in his letter agreement. The base salaries of Messrs. Thomson and White are reviewed on an annual basis, as well as at the time of promotion and other changes in responsibilities. For 2010, due to the challenging environment and Sunoco performance, the Sunoco Committee, based on the Sunoco CEO’s recommendation, agreed to not increase the base salaries of senior executive officers of Sunoco, including Mr. Thomson. Mr. White’s base salary for 2010 was also maintained at the same level as in 2009 as was the case for most other Sunoco salaried staff.

Annual Incentive. Sunoco’s Senior Executive Incentive Plan, or SEIP, which was approved by Sunoco’s shareholders in 2010, is an umbrella, performance-based annual cash incentive plan designed to promote the achievement of Sunoco’s short-term business objectives by providing competitive incentive opportunities to the senior executives who could significantly impact Sunoco performance. Messrs. Henderson and Thomson were the only SunCoke NEOs to participate in the 2010 plan. Under the plan, the maximum pool available for annual incentives was 3 percent of Adjusted EBITDA. In 2010, the Sunoco Committee used negative discretion to pay awards that were less than 3 percent of Adjusted EBITDA. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, adjusted to exclude the impact of significant: gains (losses) on the disposal of assets; asset impairments; retirements or writedowns; gains (losses) associated with legal, insurance or tax settlements/adjustments; restructuring, severance or pension-related charges; or other similar items out of the ordinary course of business.

For 2010, the Sunoco Committee based the annual incentive program on Pretax Operating Income, or OI, which was weighted at 60 percent, and five Sunoco-related strategic milestones which were directly tied to the successful implementation of Sunoco’s new strategic plan and which were weighted at 40 percent. These goals were selected because they were deemed to be important for Sunoco’s short-term success and future sustainability. OI is not based on GAAP and the five strategic milestones are not GAAP metrics. The Sunoco Committee added a “stock price gate” to the performance goals, which required that if the Sunoco stock price at year-end 2010 was less than the average of the closing prices of the last ten days of 2009 ($25.70), the aggregate payouts would be limited to 120 percent of the target regardless of OI, unless value was distributed to shareholders another way. If Sunoco achieved the stock price gate, the maximum opportunity would be up to 300 percent of target. The “stock price gate” was added in 2010 because the Sunoco Committee believed that leadership should be rewarded only when the interests of the shareholders were advanced.

The performance goals for 2010 were based on meeting weighted objectives for the following principal measurements:

•	Performance relative to Sunoco’s targeted OI (weighted 60 percent):

Pretax OI	Applicable OI Performance Factor Range
> $351 million	175% - 200%
$201 - $350 million	125% - 175%
$76 - $200 million	75% - 125%
$0 - $75 million	50% - 75%
< $0 million	0% - 50%

Results between the above points are calculated through straight-line interpolation. The performance score for this measure cannot exceed 200 percent. Sunoco used a range of payouts for each performance level to provide the Sunoco Committee with the opportunity to make a holistic assessment of Sunoco’s performance and consider, on a retrospective basis, the difficulty in achieving the performance.

•	Sunoco’s performance related to five strategic milestones (aggregate weighted 40 percent):

Strategic Milestones	Weighting
Targeted operating expense reduction	10%
Refining and Supply margin capture	12%
Procurement savings	10%
New York ethanol plant start up (on time and on budget)	4%
SunCoke plant reliability	4%

Before the payout of the annual incentive, if any, the Sunoco Committee reviewed the year-end results and the performance data with management and with the compensation consultant (Semler Brossy Consulting Group, LLC, the Sunoco Committee’s independent compensation consultant), and determined the extent to which these goals were achieved and the payment amount within the applicable range based on various key factors (e.g., degree of difficulty in achieving the results).

The individual annual incentives under the SEIP are determined by multiplying the participant’s base salary by the participant’s incentive guideline percentage by the payout percentage, if any. Mr. Henderson has a target guideline incentive equal to 110 percent of his base salary (as set forth in his letter agreement), prorated to reflect the portion of 2010 that he was employed by Sunoco. Mr. Thomson has a target guideline incentive equal to 65 percent of his base salary, which is slightly below the median (50th percentile) of the General Industry Survey data; however, Mr. Thomson’s responsibility and internal equity issues have also been taken into consideration.

2010 was a challenging year with difficult market conditions. However, these circumstances were in part offset by the implementation of the new business strategy by the senior management team and substantial savings in the procurement area. These accomplishments (including a $494 million turnaround in pre tax earnings, excluding discontinued operations, in Sunoco’s Refining and Supply business and a move from negative to positive earnings in Sunoco’s Chemicals business) strengthened Sunoco’s competitiveness and helped make 2010 a significant improvement over 2009 despite the challenges presented by the marketplace. The closing stock price at year-end 2010 was $40.31, which exceeded the stock price gate, and represented a total stock price appreciation of approximately 54 percent from year-end 2009 to year-end 2010. Sunoco reported after-tax earnings of $234 million for 2010 versus a loss of $329 million for 2009, an increase of over 170 percent. Sunoco’s 2010 OI for the SEIP (weighted 60 percent) was $390 million. This OI result led to an OI performance factor range of 175 percent to 200 percent. The Sunoco Committee approved a performance factor under the SEIP of 180 percent due to the strategic actions accomplished by management in 2010, as described above. With regard to the Strategic Milestones in the SEIP (weighted 40 percent), the results were as follows:

Strategic Milestones	Weighting	Target	Result
Targeted operation expense reduction	10%	11% Reduction	12% Reduction
Refining and Supply margin capture	12%	90%	87.5%
Procurement savings	10%	$40 million	$56 million
Fulton, New York Ethanol Plant start up (on time and on budget)	4%	On time and on budget	Early and below budget
SunCoke plant reliability	4%	97.7%	97.8%

Based on the foregoing, total Sunoco performance against the 2010 annual incentive company goals was 165 percent. Mr. Henderson’s SEIP payout was 177 percent and Mr. Thomson’s SEIP payout was 201 percent, in each case the increase from Sunoco performance was as a result of individual performance.

In determining the final bonus for each of Messrs. Henderson and Thomson, the Sunoco Committee considered the following aspects of individual performance during 2010:

Mr. Henderson

•	In conjunction with Sunoco management, provided leadership in preparation for debt and equity offerings and numerous other regulatory and legal matters;

•

Recruited a new SunCoke management team including a chief financial officer, general counsel, chief human resources officer and communication and technology leaders to position SunCoke for separation from Sunoco;

•	Led negotiations and ultimate settlement of SunCoke litigation with ArcelorMittal, helping to provide clarity for the future business plan;

•

Significantly rejuvenated international business development activities, made progress towards construction of the next plant in the United States and identified new opportunities for the coal mining operations, including the acquisition of a coal mining business; and

•

Launched several new technology initiatives designed to create or enhance SunCoke’s competitive advantage in cokemaking relating to environmental controls, coal blending, stamp charging and plant turndown capability.

Mr. Thomson

•	Led the team in developing an innovative solution for improving environmental reliability and redundancy at the Haverhill and Granite City cokemaking facilities to improve environmental performance;

•	Played a key role during the business headquarters relocation search and transition process, including management of all staffing matters;

•	Provided leadership and guidance to the SunCoke management team regarding all ongoing operations, including the transitioning of a new chief executive officer of SunCoke;

•	Provided direction and support for the manufacturing and operations organizations, resulting in process standardization and historical best safety performance in coke plant operation; and

•

Implemented a disciplined engineering process to upgrade plant design configuration and engineering processes, improving ongoing and future reliability and also recruited new executives for technology, capital projects/engineering and commercial activities.

Mr. Henderson’s annual incentive is determined by multiplying his base salary ($925,000) by his incentive guideline percentage (110 percent) by the payout percentage (177 percent), with such amount prorated based on his September 1, 2010 start date with Sunoco, resulting in a payment of $600,000. Mr. Thomson’s annual incentive is determined by multiplying his base salary ($458,349) by his incentive guideline percentage (65 percent) by the payout percentage (201 percent), resulting in a payment of $600,000. Based on actual performance during 2010, Mr. Thomson’s annual incentive payment was approximately 196 percent of the General Industry Survey data, which is outside the targeted range because Sunoco achieved company performance of 165 percent of target under the SEIP and Mr. Thomson’s strong individual performance, as more comprehensively described above.

In 2010, Mr. White participated in SunCoke’s Annual Bonus Incentive Plan (as described under “—Elements/Components of SunCoke’s 2010 Compensation Program—SunCoke Annual Incentive”).

The annual incentives that were earned for 2010 are included in the Summary Compensation Table under “Non-Equity Incentive Plan Compensation.”

Sunoco Long-Term Incentive Awards. For 2010, awards were granted to Mr. Thomson and Mr. White under the Sunoco Long-Term Performance Enhancement Plan II, or LTPEP II. The purposes of the long-term incentive awards are: to align the executives’ compensation with the interests of shareholders by creating a direct linkage between the participants’ rewards and shareholders’ gains; provide management with the ability to increase equity ownership in Sunoco; provide competitive compensation opportunities that can be realized through attainment of performance goals; and provide an incentive to attract and retain executives.

Sunoco’s long-term compensation program consists of a mix of stock options and common stock units, or CSUs. Each year, the Sunoco Committee evaluates the appropriate value mix of stock options and CSUs, and reviews data from the peer companies and other oil companies regarding typical long-term incentive mix. For 2010, the Sunoco Committee added restricted (retention-based) common stock units that vest over time, or RCSUs, to the previous mix of long-term incentive awards. In 2010, the mix of long-term incentive awards consisted of:

•	Stock options: 30 percent;

•	Performance CSUs (PCSU): 30 percent; and

•	Restricted CSUs (RCSU): 40 percent.

In 2010, the mix of long-term incentive awards balanced the current need for performance-based long-term incentive and retention-focused equity in view of the fact that most of the senior management team have been with Sunoco for less than two years and retention of this new team is key to accomplishing Sunoco’s new business strategy. The addition of RCSUs is consistent with current practices at many of Sunoco’s peers and the broader market.

The Sunoco Committee reviews and approves all long-term incentive awards. The long-term compensation for Mr. Thomson was targeted at slightly above the 50th percentile of the General Industry Survey data for companies with revenue of approximately $1 billion and for Mr. White was generally targeted at the median of the Sunoco Market Data, but Sunoco did not specifically benchmark Mr. White’s position. The value of the stock options and CSUs that was awarded was converted to specific equity grants as follows:

•	The target value of stock options was determined by using the binomial option pricing model.

•	The number of CSUs was determined by dividing the value by the closing price of Sunoco common stock on the date of grant.

Additional information about the awards made during 2010 is included in the Grants of Plan-Based Awards in 2010 table.

Sunoco Stock Options. Stock options are designed to provide long-term equity-based compensation tied to future appreciation of Sunoco’s common stock price. The exercise price for these grants was equal to the closing price of a share of Sunoco common stock on the grant date. The Sunoco Committee approved a vesting schedule of three years, with the stock options vesting and becoming exercisable annually in three equal installments, beginning on the first anniversary of the date of grant. Options have a term of ten years from the date of grant. Sunoco’s equity incentive plan prohibits the repricing of out-of-the-money stock options and does not provide for reload options.

Sunoco Performance-Based Common Stock Units. PCSUs provide intermediate-term incentive compensation that has been designed to pay out only if certain pre-established, objective performance measures have been met over the applicable three-year performance period. For the awards granted during 2010, the Sunoco Committee approved two performance goals both measured over a three-year period—total shareholder return, or TSR, (weighted 60 percent), and Return on Capital Employed, or ROCE (weighted 40 percent)—both as measured against the performance peer companies. The peer companies for the 2010 PCSUs were: Frontier Oil, Hess, Holly Oil, Marathon Oil, Murphy Oil, Tesoro, Valero and Western Refining. Frontier Oil, Holly Oil, Tesoro, Valero and Western Refining are independent refining companies, similar to Sunoco in 2010. Hess, Marathon Oil and Murphy Oil are integrated oil companies.

Total Shareholder Return, or TSR, a measure of investment performance that is not a financial statement performance measure, was selected because of its importance to shareholders. Sunoco TSR measured against the peer companies reflects how Sunoco’s stock performed during a specific interval in generating returns to the shareholders versus returns generated by peer companies. ROCE was selected due to the asset-intensive nature of Sunoco’s business and the need to efficiently use capital. ROCE kept management focused on getting the most out of existing assets and pursuing only those strategic growth and investment opportunities which would provide desired returns. ROCE is calculated by taking operating income after tax plus after-tax interest expense and dividing it by capital employed (total debt plus shareholders’ equity). Similar adjustments for extraordinary/special items were made to the net income of Sunoco’s peer companies to compute their respective amounts of operating income after tax used in calculating ROCE. Both ROCE and TSR are non-GAAP metrics. The Sunoco Committee determined that the maximum payout for the 2010 PCSU awards would be 150 percent. The actual payout of these awards may range from 0 percent to 150 percent based on actual results. The performance goals approved by the Sunoco Committee for these performance-based CSUs awarded were the following:

•	TSR measured relative to the peer group (60 percent weighting):

Sunoco TSR Percentile Rank	Payout Factor
Highest	150%
75th	125%
50th	100%
25th	50%
<25th	0%

The payout factor for performance between the 25th percentile and above will be determined based on straight-line interpolation.

•	ROCE measured relative to the peer group (40 percent weighting):

Sunoco ROCE Percentile Rank	Payout Factor
90th	200%
75th	150%
50th	100%
25th	50%
<25th	0%

The payout factor for performance between the 25th percentile and above will be determined based on straight-line interpolation.

The performance goals were designed with the intent that executives would only be rewarded with above-median levels of compensation when Sunoco’s TSR and ROCE exceed the median of the performance peer group. The value realized from PCSU awards will be affected by any changes in Sunoco’s stock price between the date of grant and the payment date. To the extent that these PCSUs are earned, they will be paid out in shares of Sunoco common stock, together with related dividends equivalents which are equal to the cash dividends that would have been paid to a holder of shares of Sunoco common stock during the performance period based on the number of PCSUs earned. Both the number of shares earned, if any, and the dividend equivalents, if any, will be paid at the end of the performance period.

Payment of Sunoco Performance-Based CSUs awarded in December 2007. In December 2007, the Committee granted PCSU awards with a three-year performance period from 2008 through 2010. The performance goals that were approved in 2007 for these awards were two equally weighted performance goals, both relative to the performance peer companies.

•	TSR measured relative to the peer companies (weighted 50 percent):

Sunoco TSR Percentile Rank	Payout Factor
Highest	150%
75th	125%
Median	100%
25th	50%

•	EPS growth measured relative to the peer companies (weighted 50 percent):

Sunoco ESP Percentile Rank	Payout Factor
Highest	150%
75th	125%
Median	100%
25th	50%

With regard to the two performance measures, the payment factor for performance between percentile ranks was determined based on straight-line interpolation.

The peer group for the 2007 PCSU awards consisted of: ConocoPhillips, Frontier, Hess, Marathon Oil, Murphy Oil, Tesoro and Valero. Lyondell had been removed from the group due to its merger with Basell Industries in 2008. Total shareholder return for the performance period was 38.6 percent, and the EPS growth was 59.6 percent. As a result, the 2007 PCSUs paid out at 85.2 percent. For Mr. Thomson, the targeted value of his 2007 PCSU award at the time of grant (based on $63.98 per share of Sunoco common stock) was $403,074 and the actual value of the payout in early 2011 (including dividends) was $239,637 and for Mr. White, the targeted value of his 2007 PCSU award at the time of grant (based on $63.98 per share of Sunoco common stock) was $94,051 and the actual value of the payout in early 2011 (including dividends) was $53,611.

Sunoco Restricted (Retention-Based) Common Stock Units: The 2010 RCSUs provide intermediate-term incentive compensation that was designed to pay out only if the executive is employed by Sunoco at the end of the RCSUs’ three-year vesting period. While there is no performance component, the appreciation or depreciation of Sunoco common stock does impact the value of the award that is realized upon completion of the three-year vesting period.

Pursuant to the terms of Mr. Henderson’s letter agreement, he was not granted a long-term incentive award by Sunoco or SunCoke in 2010. As more fully described under “—SunCoke’s New Compensation Program—Letter Agreements,” Mr. Henderson was granted SunCoke equity awards following the IPO pursuant to the terms of his letter agreement.

Sunoco Retirement Benefits. Effective June 30, 2010, Sunoco froze pension benefits for most salaried and many non-union employees. This freeze applies to Messrs. Thomson and White. During 2010, Messrs. Thomson and White participated in two plans that provide for defined retirement benefits: the Sunoco Retirement Plan, or SCIRP, (a qualified plan under which benefits are subject to IRS limits for pay and amount) and the Pension Restoration Plan (a nonqualified, unfunded plan that provides retirement benefits that would otherwise be provided under SCIRP except for IRS limits). Those executives hired on or after January 1, 1987, including Messrs. Thomson and White, participate in a “cash balance” formula, which provides a benefit based on “career pay” rather than “final average pay.” Mr. Thomson also participated in the Sunoco Executive Retirement Plan, or SERP (a nonqualified, unfunded plan available to Sunoco’s senior executives which may provide to certain eligible executives supplemental pension benefits over and above a Sunoco senior executive’s benefits under SCIRP and the Pension Restoration Plan). Mr. Thomson’s benefits under the SERP are offset by benefits provided under SCIRP and the Pension Restoration Plan. All of the retirement benefits relating to Messrs. Thomson’s and White’s service to Sunoco prior to our IPO will continue to be Sunoco’s liability. Mr. Henderson does not participate in any of the plans described in this paragraph.

Sunoco Perquisites. Sunoco perquisites are reviewed each year by the Sunoco Committee. Any perquisites that are outside Sunoco’s policies must be pre-approved by the Sunoco Committee. Mr. Thomson used SunCoke’s corporate country club membership in 2010, however, such use was generally for corporate purposes. Mr. Thomson’s personal use of SunCoke’s corporate country club membership in 2010 had a value of $739. Messrs. Henderson and White did not receive perquisites from Sunoco or SunCoke in 2010.

Other Sunoco Benefits

Sunoco offers Messrs. Henderson, Thomson, and White a competitive benefits package that is generally the same benefits package and on the same terms as other eligible Sunoco employees. The benefits package includes a savings program as well as medical and dental benefits (including “flexible spending accounts”), disability benefits, insurance (life, travel accident), occupational death benefits, and vacations and holidays.

Sunoco Savings Plans. All employees of Sunoco and participating subsidiaries and affiliates (which does not include SunCoke), including Messrs. Henderson, Thomson and White, have the opportunity to participate in the Sunoco Capital Accumulation Plan, or SunCAP, Sunoco’s 401(k) plan, which is a qualified defined contribution plan designed to help participating employees accumulate funds for retirement. After one year of service with Sunoco, Sunoco matches up to five percent of base pay contributed to SunCAP dollar-for-dollar for all employees. Effective July 1, 2010, for all employees with at least one year of service, Sunoco may make a discretionary profit sharing contribution of up to three percent of base pay. Messrs. Thomson and White also participate in the Sunoco Savings Restoration Plan, a nonqualified deferred compensation plan that is made available to employees who participate in SunCAP and who may be subject to a compensation limitation and/or a contributions limitation under SunCAP pursuant to IRS limits. Under the Savings Restoration Plan, the participant may contribute to an account an amount in excess of the applicable IRS limits up to five percent of base salary. Matching contributions (and profit sharing contributions beginning July 1, 2010) by Sunoco are credited to Messrs. Thomson’s and White’s accounts to the extent that they would otherwise be made under SunCAP (up to a maximum of five percent of base salary in the case of matching contributions, and beginning July 1, 2010 up to three percent of base salary in the case of profit sharing contributions). Mr. Henderson was eligible to participate in SunCAP in 2010, but was not eligible for the matching contributions because he had been employed by Sunoco for less than one year. Mr. Henderson was not eligible to participate in the Savings Restoration Plan in 2010.

Sunoco Severance and Change in Control Benefits. Every Sunoco executive, including Messrs. Henderson, Thomson and White, is an employee at will. Sunoco may terminate employment at any time, with or without notice, and with or without cause. Mr. Thomson and Mr. White are eligible to participate in the Sunoco Executive Involuntary Severance Plan, or the Involuntary Severance Plan, which are maintained by Sunoco for the purpose of providing severance to Sunoco executives whose employment is terminated by Sunoco other than for cause, death or disability. In addition, Mr. Thomson and Mr. White are eligible to participate in the Sunoco Special Executive Severance Plan, or the CIC Plan, which is maintained for the purpose of providing severance to executives whose employment is terminated by Sunoco other than for cause, death or disability, or if the executive resigns for good reason in connection with or two years following a change in control of Sunoco. Mr. Henderson does not participate in these plans as he is eligible for severance benefits upon certain terminations of employment pursuant to the terms of his letter agreement (as described under “—SunCoke’s New Compensation Program—Letter Agreements”). Sunoco believes that severance protections can play a role in attracting and retaining key executives, including Messrs. Henderson, Thomson and White, particularly in light of the fact that there has been considerable consolidation in the energy industry in recent years. The CIC Plan was adopted to retain executives in the event of a change in control, and to eliminate the uncertainty which such a transaction may raise among management, potentially resulting in the departure or distraction of key management personnel.

With regard to a change in control, excess parachute payments are subjected to an excise tax payable by the recipient under Sections 280G and 4999 of the Internal Revenue Code, which also disallows the deduction by Sunoco of certain payments made to “disqualified individuals” that are contingent on a change in control. Because the excise tax can discriminate against long serving executives, executives who retain stock options and executives who defer compensation, Sunoco and the Sunoco Committee believed that the provision of an excise tax gross-up in the CIC Plan was appropriate. In some cases, actual severance payments will be reduced to eliminate/reduce Sunoco’s cost of the gross-up. Executives who join Sunoco after November 25, 2008 and who are eligible to participate in the CIC Plan, are not entitled to the 280G excise tax gross-up provided under the CIC Plan. Executives who were entitled to receive the 280G excise tax gross-up prior to November 25, 2008, including Messrs. Thomson and White, were “grandfathered”.

The Sunoco Compensation Process

A description of the compensation that Sunoco pays its executives, including Messrs. Henderson, Thomson and White, and why it pays that compensation is described above. The following information describes the methodology and process, together with the advisors that are used in determining the compensation that is paid (i.e., how the compensation process works).

Sunoco Compensation Methodology and Process

Sunoco Compensation Committee. The Sunoco Committee has responsibility for providing oversight of Sunoco’s executive compensation program. A complete description of the Sunoco Committee’s authority and responsibility is set forth in its Charter, which is available on Sunoco’s website at www.SunocoInc.com and is available in print upon request.

Sunoco External Advisors and Internal Support. Since 2007, the Committee has directly engaged Semler Brossy as its independent compensation consultant. A representative from Semler Brossy attends all regularly scheduled Sunoco Committee meetings. Since 2009, management has engaged Compensation Advisory Partners to assist management with the review, analysis and design options for Sunoco’s compensation program, some of which may be presented to the Sunoco Committee. Towers Watson, a compensation consultant, provides comparative executive compensation data with regard to the senior leadership team (including Sunoco’s CEO) for review by the Sunoco Committee. Towers Watson also provides competitive data for management, some of which may be presented to the Sunoco Committee for review. Semler Brossy provides a separate, independent review of Compensation Advisory Partners’ and Towers Watson’s information for the Sunoco Committee. In 2010, Sunoco’s Senior Vice President and Chief Human Resources Officer (who is management’s liaison to the Sunoco Committee), the Vice President, Compensation & Benefits and the Chief Governance Officer provided additional counsel, data and analysis as requested by the Sunoco Committee. The Sunoco CEO is not a member of the Sunoco Committee, but she does attend Sunoco Committee meetings. She makes recommendations on the compensation of the other members of the senior leadership team. However, she is not in attendance when the Sunoco Committee makes decisions with regard to her compensation. The Sunoco CEO has input with regard to the setting of the goals or performance criteria for the incentive plans; however, the Sunoco Committee, with the assistance and input of Semler Brossy, ultimately makes all final decisions with regard to setting goals or performance criteria.

Sunoco Comparator Group. Semler Brossy provides the Sunoco Committee with information on compensation trends and, with management, annually reviews relevant Sunoco Market Data and alternatives for the Sunoco Committee to consider when setting target compensation levels. The Sunoco Market Data is acquired from Towers Watson. Semler Brossy also provides information concerning practices of Sunoco’s Peer Companies, other oil companies and companies in general industry in order to assure that Sunoco’s programs are market-competitive, and to determine target compensation. The peer companies selected for Sunoco’s 2010 performance-based compensation consisted of Frontier Oil, Hess, Holly, Marathon Oil, Murphy Oil, Tesoro, Valero and Western Refining, and we refer to these companies as the Peer Companies.

For compensation purposes, because Sunoco and the Sunoco Committee believe that Sunoco’s direct competition for executive talent is broader than the Peer Companies, the Sunoco Committee generally reviews compensation practices of other companies in the oil industry and general industry (adjusted for relative revenues) (collectively, the “Sunoco Market Data”). The oil industry and general industry data are obtained from the following surveys:

•

Towers Watson’s 2009 Oil Industry Group Job Match Survey (which includes twelve companies, including some of Sunoco’s Peer Companies: Anadarko Petroleum, British Petroleum, Chevron, ConocoPhillips, Devon Energy, ExxonMobil, Hess, Marathon Oil, Occidental Petroleum, Shell Oil, Tesoro and Valero Energy), which was adjusted for asset size and complexity;

•

Towers Watson’s Fortune 100 Executive Compensation Database, a market reference point developed from the General Industry Database below (which includes 40 non-financial companies, including Abbott Laboratories, Alcoa, AT&T, Best Buy, Boeing, Cardinal Health, Caterpillar, CHS, Coca-Cola Enterprises, CVS Caremark, Dow Chemical, DuPont, Ford, General Dynamics, General Electric, General Motors, Hess, Honeywell, Humana, IBM, Intel, International Paper, Johnson Controls, Johnson & Johnson, Lockheed Martin, McKesson, Medco Health Solutions, Microsoft, Motorola, PepsiCo, Pfizer, Sprint Nextel, Target, 3M, Time Warner, UnitedHealth, United Technologies, Valero Energy, Verizon, and Walt Disney); and

•

Towers Watson’s General Industry Executive Compensation Database (which included data from approximately 430 companies in the survey used in 2009 and approximately 345 companies in the survey used in 2010, including from the following industry groups: aerospace/defense; agribusiness/agriculture; automotive and transportation vehicles; chemicals and gases; computer hardware and office equipment; consumer products (durable); consumer products (non-durable); electronic, electrical and scientific equipment components; food and beverage producers and processors; forestry and paper products; industrial manufacturing; metals and mining; oil and gas exploration and production; oil sands; pharmaceutical and biotechnology; retail (food and drug); retail (general); semiconductors; software products and services; technology, hardware, software and services; telecommunications products and services; and transportation), which we refer to as the General Industry Survey. Sunoco is not provided with the identity of the specific component companies that are used for the General Industry Survey data.

Sunoco Market Analysis. The Sunoco Committee reviews the compensation data for each position in Sunoco’s senior leadership team, including Mr. Thomson, compared to the compensation of executives in similar positions with similar responsibility levels in the Sunoco Market Data by pay type (including base salary, annual incentive and long-term incentives, i.e., total direct compensation). In its review of the 2010 compensation of Mr. Thomson, the Sunoco Committee reviewed the compensation practices of the companies in the general industry comparator group and in reviewing the 2010 compensation for Mr. White, Sunoco’s Senior Vice President and Chief Human Resources Officer considered the compensation practices identified in the Sunoco Market Data. Mr. Henderson’s compensation for 2010 is set forth in his letter agreement (as described under “—SunCoke’s New Compensation Program—Letter Agreements”).

Sunoco Risk Review. A Sunoco management committee (consisting of representatives of Sunoco’s human resources, finance, legal and internal audit groups) was established in 2010 to enhance Sunoco’s focus on compensation risk. This group conducted an assessment of potential risks and risk mitigation techniques for the proposed metrics for Sunoco’s 2011 executive and employee annual incentive plans and performance-based common stock units. The Sunoco management committee also performs an annual compensation risk assessment of all the non-executive compensation plans, at both the parent and subsidiary levels (excluding Sunoco Logistics Partners L.P.), including our company. The results of the Sunoco management committee’s findings are reviewed with the Sunoco Committee. In addition, the Sunoco Committee receives periodic updates from management regarding metric performance throughout the year.

Other Sunoco Compensation Information

Tax Consequences. The following describes certain tax treatments that have an impact on or relate to the compensation philosophy or relate to certain forms of compensation.

•

Tax Deductibility of Compensation. During 2010, none of the compensation paid to SunCoke’s NEOs was subject to the limitations on the deductibility of compensation in excess of $1 million under Section 162(m) of the Internal Revenue Code. This is because SunCoke’s NEOs were not among the executives of Sunoco who were subject to Section 162(m).

•

Deferred Compensation. All of Sunoco’s and SunCoke’s nonqualified deferred compensation plans (including the Sunoco Executive Retirement Plan and the Pension Restoration Plan) have been amended to comply with the requirements of Section 409A of the Internal Revenue Code and the guidance and regulations promulgated under that section. A more detailed discussion of Sunoco’s nonqualified deferred compensation arrangements is provided under “—Nonqualified Deferred Compensation in 2010.”

Elements/Components of SunCoke’s 2010 Compensation Programs

The following explains the elements of and rationale for the compensation paid to Mr. Titus and Mr. McGrath in 2010, each of whom had target total direct compensation at the 50th percentile of a blend (simple average) of general industry, durable goods manufacturing and energy services industry survey data for companies with revenue of approximately $1.6 billion gathered by Towers Watson (“SunCoke Survey Data”). The SunCoke Survey Data provides information based on a blend of proprietary surveys and the component companies are not identified. Actual total direct compensation for Mr. Titus and Mr. McGrath for 2010 was approximately 120 percent of the median of the SunCoke Survey Data. Mr. Titus’ total direct compensation exceeded the targeted range as a result of the sign-on bonus that Mr. Titus was paid in connection with his hiring in order to compensate him for forfeiting compensation from a prior employer. Mr. McGrath’s total direct compensation exceeded the targeted range due to a combination of Mr. McGrath’s base salary exceeding the median as a result of his initial salary level being higher because of his significant operating and business development experience in the energy industry and company performance in the SunCoke Leadership Recognition Plan. In addition, Mr. White participated in the SunCoke Annual Bonus Incentive Plan in 2010.

SunCoke Base Salary. Base salary is the only fixed portion of the total direct compensation for Messrs. Titus and McGrath. Base salary is designed to compensate executives for the scope and level of responsibility and sustained individual performance. The salaries of Messrs. Titus and McGrath were targeted at the 50th percentile of the SunCoke Survey Data. The actual 2010 base salary for Mr. Titus was approximately 90 percent of the median and Mr. McGrath’s 2010 base salary was approximately 125 percent of the median, in each case based on the SunCoke Survey Data. Mr. McGrath’s base salary exceeded the median as a result of his initial salary level when he joined SunCoke, which reflected his significant operating and business development experience in the energy industry and the importance of his position to the strategic growth of SunCoke.

SunCoke Annual Incentive. SunCoke’s Annual Bonus Incentive Plan, or ABIP, is a performance-based annual cash incentive plan. The ABIP was designed to promote the achievement of SunCoke’s short-term business objectives by providing competitive incentive opportunities to those executives who could significantly impact SunCoke performance, and providing rewards based on the achievement of predetermined goals that were closely correlated with SunCoke’s financial and HES performance.

An ABIP participant’s annual incentive, if any, is determined by the following formula:

Participant’s base salary for the plan year multiplied by his incentive guideline percentage multiplied by the company payout percentage and further adjusted for individual performance.

Each ABIP participant has a target guideline incentive that is expressed as a percentage. The guideline incentives for SunCoke’s NEOs who participated in the ABIP in 2010 were as follows: Mr. Titus—45 percent, Mr. McGrath—45 percent and Mr. White—45 percent. These percentages, which represent the target bonus award as a percentage of base salary under the ABIP (or base amount), are based on the 50th percentile of the SunCoke Survey Data and vary based on an individual’s responsibility.

For 2010, the four primary performance goals in the ABIP were net income after taxes, or NIAT, return on capital employed, or ROCE, health, environment and safety, or HES and plant reliability. NIAT (50 percent weighting) was derived from the 2010 annual operating plan, budgeting process and market forecasts. It is based upon the after-tax segment income reported in Sunoco’s financial statements and therefore excludes any financing related income and expense. The use of NIAT as a goal focused management on growing the company’s profitability. ROCE (25 percent weighting) kept management focused on getting the most out of existing assets and pursuing only those strategic growth and investment opportunities which would provide desired returns. ROCE was calculated by taking after-tax operating income and dividing it by capital employed. It is used as a measure of the efficiency of SunCoke’s capital resources utilization. HES performance (20 percent weighting) was used to reinforce that, along with financial success, management must be focused on excellence in the fields of health, environmental and safety. The fourth goal, plant reliability (5 percent weighting), keeps managers focused on on-going operations. In addition, the annual bonus could be increased by 0 to 40 percent of the participant’s base amount for each cokemaking facility project approved by Sunoco’s board of directors during 2010, provided that any contingencies applicable to such approval had been favorably resolved prior to March 15, 2011. The maximum ABIP payout for an individual is 200 percent of the target guideline incentive.

The performance goals for 2010 were based on meeting weighted objectives for the following principal measurements:

•	Performance relative to SunCoke’s targeted NIAT (weighted 50 percent).

Income	Factor
<$100 million	0
$100 million	50%
$135 million	100%
$170 million	150%
$185 million	200%

•	SunCoke’s ROCE (weighted 25 percent), is calculated by taking operating income after tax plus after-tax interest and dividing it by capital employed:

Return on Capital Rate	Payout Factor (% of Target)
<12.1%	0
12.1%	50%
16.3%	100%
20.5%	150%
22.3%	200%

•	SunCoke-wide HES performance using four metrics (weighted 20 percent):

Weight	Metric
30%	Cokemaking Facility Safety Rate
30%	Mining Safety Rate
20%	Major Project Safety Rate
20%	Deviations

•	SunCoke’s plant reliability is calculated as follows (weighted 5 percent)

Reliability	Payout Factor (% of Target)
<96.7%	0
97.1%	50%
97.7%	100%
97.9%	150%
>98.3%	200%

In 2010, SunCoke achieved NIAT (on a Sunoco segment basis) of $131.5 million, ROCE of 16.2 percent and SunCoke plant reliability for 2010 was 97.8 percent, which was determined based on the number of ovens pushed divided by total ovens. SunCoke plant reliability measures a key aspect of SunCoke’s capacity utilization for the cokemaking plant operations. With respect to HES, SunCoke reviewed 2010 performance for each of the four HES metrics and determined that overall HES achievement was 69 percent of target level based on the achievement of the following performance levels compared to the pre-established targets (weighting in parentheses):

•

the Cokemaking Facility Safety Rate (30 percent), which is measured using the OSHA Recordable Incident Rate (actual OSHA recordable incidents x 200,000 (which is the approximate number of hours a person works each year multiplied by 100) divided by total man-hours worked), had a target rate of 0.85 and an actual performance rate of 0.91 for 2010, resulting in a payout factor of 23 percent;

•

the Mining Safety Rate (30 percent), which is measured using the OSHA Recordable Incident Rate, had a target rate of 2 and an actual performance rate of 4.11 for 2010, resulting in no payout factor under this metric;

•

the Major Project Safety Rate (20 percent), which is measured using the OSHA Recordable Incident Rate, had a target rate of 1 and an actual performance rate of 1.41 for 2010, resulting in a payout factor of 11.8 percent; and

•

Deviations (20 percent), which are defined as a noncompliance with an Environmental Protection Agency air permit term, had a target rate of 50 and an actual performance rate of 34, resulting in a payout factor of 34 percent.

Based on the performance described above, the SunCoke performance payout factor for the 2010 ABIP is determined by establishing the payout level for each of the four measurements, taking into account the weighting of each measurement. The following chart sets forth the SunCoke performance payout factor for the 2010 ABIP:

Measurement	Actual Performance	Payout Factor	Total Weight	Total
NIAT	$131.5 million	90%	50%	45%
ROCE	16.2%	97.6%	25%	24.4%
HES	(Based on Individual Metrics Described Above)	69%	20%	13.8%
Plant Reliability	97.8%	125%	5%	6.2%
2010 SunCoke Performance Payout Factor				89.4%

The actual payout for each participant under the 2010 ABIP is determined by multiplying the participant’s base salary by the participant’s incentive guideline percentage by the payout factor and adjusting for individual performance. In adjusting for individual performance, SunCoke considers specific criteria, but does not allocate any specific weighting to the criteria, rather taking a holistic approach in analyzing individual performance.

In determining the final annual bonus for each of Messrs. Titus, McGrath and White, the following aspects of individual performance during 2010 were considered:

Mr. Titus

•	Led Finance and Administration function during a period of organizational transition prior to the hiring of a new chief financial officer;

•	Played a key role in SunCoke’s preparation for separation from Sunoco;

•	Led the SunCoke headquarters relocation project; and

•	Developed a comprehensive business metrics scorecard for monitoring key business performance activities.

Mr. McGrath

•	Led a strategic analysis which identified SunCoke’s growth opportunities;

•	Developed the foundation for future growth by building Business Development organizational capability; and

•	Progress in implementing and activating specific growth initiatives fell short of our goals or experienced delays.

Mr. White

•	Implemented “SunCoke Way” process standardization and improvement initiative, which resulted in substantial operational performance improvement;

•	Led successful start-up of Granite City cokemaking facility;

•	Improved quality and depth of operational leadership team; and

•	Contributed to historical best safety performance of coke manufacturing facilities.

In accordance with the parameters of the plan, it was determined that, for 2010, Mr. Titus’ annual bonus was $109,192, Mr. McGrath’s annual bonus was $97,419 and Mr. White’s annual bonus was $131,631.

Based on actual performance during 2010, the annual incentive payments for Messrs. Titus and White were above the median of the SunCoke Survey Data. Mr. Titus’ annual incentive payment was approximately 105 percent of the median of the SunCoke Survey Data and Mr. White’s annual incentive payment was approximately 110 percent of the median of the SunCoke Survey Data. In each case the executive exceeded the median because of his individual performance during 2010 as described above. Mr. McGrath’s annual incentive payment was within the targeted range.

SunCoke Long-Term Incentive Awards. Another key element of SunCoke’s executive compensation program is the long-term incentive awards granted under SunCoke’s Leadership Recognition Plan, or LRP. The purpose of the LRP is to motivate and retain talented individuals by providing participants with competitive long-term incentive award opportunities.

SunCoke’s long-term compensation program consists of cash awards that vest over three years based on the achievement of certain performance goals. Messrs. Titus and McGrath were granted awards under the LRP in 2010. We believe that providing senior executives with the opportunity to participate in a long-term compensation program is consistent with similarly situated companies in our industry and provides our senior executives with the opportunity to further benefit from SunCoke’s growth.

The LRP is administered by a committee, consisting of the President of SunCoke, Sunoco’s Senior Vice President and Chief Human Resources Officer, and the Vice President of Human Resources for SunCoke and any other members designated by SunCoke from time to time. The LRP committee interprets the LRP, grants awards under the LRP and has the discretion to reduce or otherwise modify any awards under the LRP.

SunCoke Performance-Based Cash Awards. The LRP provides for long-term incentive compensation that has been designed to pay out only if certain pre-established, objective performance measures have been met over the applicable three-year performance period. For the awards granted during 2010 to Messrs. Titus and McGrath, SunCoke used four performance measures: (1) Income Performance Percentage, which is measured as a fraction (expressed as a percentage) where the numerator is the sum of the actual net income of SunCoke for each of the three years during the applicable vesting period and the denominator is the sum of the budgeted net income of SunCoke for the applicable period, (2) New Project Percentage, which is between zero percent and 40 percent for each cokemaking facility approved by the Sunoco Board during the initial year of the applicable vesting period, determined in the sole discretion of SunCoke’s management, (3) Construction Budget Performance Percentage, which is, in respect of each new cokemaking facility project that is constructed during each applicable vesting period, (A) 100 percent minus (B) a fraction (expressed as a percentage), the numerator of which is the actual cost to construct the cokemaking facility, and the denominator of which is the budgeted cost to construct the cokemaking facility, and (4) Schedule Performance Percentage, which is (A) positive ten percent where the cokemaking facility is constructed by the applicable completion date or (B) negative ten percent where the cokemaking facility is not constructed by the applicable completion date. Each award under the LRP is calculated by taking the sum of the participant’s base amount multiplied by each of the percentages determined in accordance with (1) through (4) above (where applicable). No award under the LRP can exceed 200 percent of the participant’s base amount. The performance goals are designed with the intent that the participating executives will only be rewarded with above-median level of compensation when the performance goals are obtained. Mr. Titus’ base amount under the (2010-2012 LRP award) is $138,000 and Mr. McGrath’s base amount under the LRP for 2010 (2010-2012 LRP award) is $171,000. For the 2008-2010 LRP award, SunCoke determined that the Income Performance Percentage of the LRP award was achieved at 100 percent, based on actual income in 2008 of $104.7 million (target of $83.4 million—126 percent achievement), in 2009 of $185 million (target of $203 million—91 percent achievement) and in 2010 of $131.5 million (target of $135 million—97 percent achievement). SunCoke also determined that, based on a review of the remaining three performance metrics, it would not make any adjustments for the New Product Percentage, the Construction Budget Performance Percentage and the Schedule Performance Percentage. As a result, Mr. McGrath, whose base amount for the 2008-2010 LRP award was 45 percent of his annual base salary ($285,000) (prorated for the portion of the performance period that he was a participant in the program), received a payout of $96,188 in the first quarter of 2011.

SunCoke Sign-On Bonus. In recognition of Mr. Titus’ forfeiture of compensation from his prior employer in connection with him accepting employment with SunCoke, we agreed to pay Mr. Titus a sign-on bonus in the gross amount of $439,000. The sign-on bonus is payable in three installments, the first installment of $195,000 was paid upon Mr. Titus commencing employment with SunCoke on January 25, 2010, the second installment of $138,000 was paid on the first anniversary of the date he commenced employment with SunCoke and the third installment of $106,000 will be paid on the second anniversary of the date he commenced employment with SunCoke, provided that Mr. Titus does not resign or is not terminated for cause prior to such payment date.

SunCoke Retirement Benefits. SunCoke offers to all of its employees, including Messrs. Titus and McGrath, the opportunity to participate in the SunCoke Profit Sharing and Retirement Plan, which is an enhanced 401(k) profit sharing defined contribution plan designed primarily to help participating employees accumulate funds for retirement. The plan provides the opportunity for SunCoke employees to make elective contributions and provides SunCoke with the discretion to make an annual profit sharing contribution. If SunCoke elects to make an annual profit sharing contribution for its employees, such contribution must be between 7.5 percent and 15 percent of the participant’s annual compensation. In 2010, SunCoke made a profit sharing contribution of 8 percent of each participant’s annual compensation. Mr. Titus was not eligible for profit sharing contributions in 2010.

Other SunCoke Benefits

Messrs. Titus and McGrath participate in the same basic benefits package and on the same terms as other eligible SunCoke employees. The benefits package includes a savings program as well as medical and dental benefits, retiree medical benefits, disability benefits, insurance (life, travel accident), occupational death benefits, and vacations and holidays.

SunCoke Severance and Change in Control Benefits. Messrs. Titus and McGrath are eligible to participate in the SunCoke Involuntary Termination Plan. The SunCoke Involuntary Termination Plan provides for severance payments based on the participant’s base salary and years of service with SunCoke upon an involuntary termination of employment. If a participant’s employment is involuntarily terminated and he or she executes a release and waiver of employment-related claims, he or she is entitled to a lump sum payment equal to (1) twelve weeks of base salary if the participant has completed six years or less of service with SunCoke, (2) an additional two weeks of base salary for each additional year of service with SunCoke between the seventh year and the twenty-fifth year, and (3) a total of fifty-two weeks of base salary for any participant who has twenty-six or more years of service with SunCoke. If a participant’s employment is involuntarily terminated and he or she does not execute a release and waiver of employment-related claims, the participant is entitled to two weeks of base salary.

In the event of a change in control of SunCoke (as defined in the LRP), outstanding awards under the LRP will become fully vested and payable to the participant upon such change in control in order to provide participants with the same benefit as other stakeholders in SunCoke and to provide additional incentive for SunCoke employees to remain with SunCoke through the closing of any transaction. Messrs. Titus and McGrath participate in the LRP.

The SunCoke Compensation Process

A description of the compensation that SunCoke pays Messrs. Titus and McGrath, and why it pays that compensation is described above. The following information describes the methodology and process that SunCoke undertakes in determining compensation for Messrs. Titus and McGrath, together with the advisors that are used in determining the compensation that is paid.

SunCoke’s Compensation Methodology and Process

SunCoke External Advisors and Internal Support. SunCoke management engaged Towers Watson to develop a compensation structure that would support SunCoke’s growth. Towers Watson also provided SunCoke management with guidance on how to refine its compensation program and strategies to better attract and retain talent. SunCoke also has a compensation committee, the SunCoke Committee, that makes determinations with respect to compensation programs for SunCoke employees, including Messrs. Titus and McGrath. The SunCoke Committee consists of executives representing SunCoke’s executive leadership, accounting and finance, and human resources functions and Sunoco’s Senior Vice President and Chief Human Resources Officer.

SunCoke Comparator Group. SunCoke’s management also engaged Towers Watson to provide competitive data to determine short and long-term incentive targets for its senior executives (other than Messrs. Henderson, Thomson and White). Towers Watson developed the process for reviewing SunCoke Survey Data and provided additional information regarding the competitiveness of SunCoke’s compensation practices relative to the compensation practices of similarly situated companies that were part of the SunCoke Survey Data. As set forth above, the SunCoke Survey Data was based on a blend of general industry, durable goods manufacturing and energy services industry survey data for companies with revenue of approximately $1.6 billion.

Compensation Decisions for SunCoke NEOs

2010 Compensation Decisions for Mr. Henderson. Mr. Henderson’s 2010 compensation is set forth in his letter agreement, dated as of September 2, 2010 and described under “SunCoke’s New Compensation Program—Letter Agreements.”

2010 Compensation Decisions for Mr. Thomson. Annually, Sunoco’s CEO provides the Sunoco Committee with an assessment of the performance of the other members of Sunoco’s senior leadership team, including Mr. Thomson, together with other factors that Sunoco’s CEO believes that the Sunoco Committee should consider. Sunoco’s CEO, in consultation with Sunoco’s Senior Vice President and Chief Human Resources Officer and utilizing the General Industry Survey for companies with revenue of approximately $1 billion, makes compensation recommendations to the Sunoco Committee. The Sunoco Committee reviews and approves the compensation of the other members of the senior leadership team, including Mr. Thomson. The Sunoco Committee may exercise its discretion in modifying any recommended compensation or award to any of the executives.

2010 Compensation Decisions for Mr. White. For Mr. White’s compensation in 2010, Mr. Thomson assessed the performance of Mr. White and, in consultation with Sunoco’s Senior Vice President and Chief Human Resources Officer and Sunoco’s CEO and utilizing the Sunoco Market Data, determined Mr. White’s compensation.

Other NEOs’ Compensation Decisions. Mr. Thomson, along with Sunoco’s Senior Vice President and Chief Human Resources Officer and SunCoke’s Vice President of Human Resources, reviewed the SunCoke Survey Data provided by Towers Watson. After completing this review and taking into account SunCoke’s philosophy of paying SunCoke executives direct compensation at the 50th percentile of the SunCoke Survey Data, while considering individual differentiation based on experience, this group determined the total direct compensation for Messrs. Titus and McGrath for 2010.

SunCoke’s New Compensation Program

The design of SunCoke’s compensation program is an ongoing process. We believe that the proposed distribution will, if it occurs, provide SunCoke with more flexibility in designing compensation programs to attract, motivate and retain our executives, including permitting us to compensate executives with non-cash, equity-based compensation reflective of our stock performance in relation to a comparator group. SunCoke’s program includes some of the same features as Sunoco’s compensation programs, while maintaining SunCoke’s existing objectives and philosophies.

SunCoke management has engaged Compensation Advisory Partners to assist in designing SunCoke’s compensation plans and programs that will be in effect following the IPO.

Letter Agreements

Sunoco entered into letter agreements with Mr. Henderson and Mr. Thomson in 2010 that provide for compensation relating to the distribution described elsewhere in this prospectus. The compensation set forth in Mr. Thomson’s letter will not appear in the Summary Compensation Table or any of the other tables in this prospectus because Mr. Thomson’s letter agreement did not provide for compensation in 2010. The material terms of the letter agreements are set forth below.

Henderson Letter Agreement

Sunoco hired Mr. Henderson on September 1, 2010 as a Senior Vice President of Sunoco, with the commitment that he would be named our Chief Executive Officer. The letter agreement between Sunoco and Mr. Henderson provides an annual base salary of $925,000 and an annual target bonus opportunity of 110 percent of base salary. Following the IPO, Mr. Henderson was granted an equity grant with an aggregate value of $6.4 million, 70 percent in SunCoke stock options and 30 percent in SunCoke restricted share units. Subject to continued employment, the stock options generally will vest in equal one-third installments on the first, second and third anniversaries of the date of the triggering transaction (with 20% of the SunCoke stock options vesting on the same schedule as the restricted share units), and the restricted share units will vest in equal one-third installments on the third, fourth, and fifth anniversaries of the effective date of Mr. Henderson’s hiring. For 2012, and subject to the approval of our board of directors or the SunCoke Committee, it is anticipated that Mr. Henderson will receive a target long-term incentive award of $3.2 million. Upon a termination of employment without “just cause,” as defined in Mr. Henderson’s letter agreement prior to December 31, 2011, Mr. Henderson will be entitled to severance payments. For a quantification of these payments, see “—Potential Payments Upon Termination, or Termination in the Event of a Change in Control.” Mr. Henderson is also entitled to relocation benefits, temporary living expenses and other benefits that are substantially the same as other executives of Sunoco. Immediately following the IPO, SunCoke assumed the Henderson letter agreement and the obligations thereunder.

Thomson Letter Agreement

The letter agreement between Sunoco and Mr. Thomson provides that, following the consummation of the IPO Mr. Thomson was entitled to be paid (and was paid) a lump sum cash payment of $500,000 and was entitled to be granted (and was granted) SunCoke restricted share units with a value of $500,000 on the date of grant which would vest on the earlier of the first anniversary of the IPO or the termination of Mr. Thomson’s employment due to death, or disability or by SunCoke (other than for “just cause,” as defined in Mr. Thomson’s letter agreement). If Mr. Thomson’s employment is terminated other than for death or disability or “just cause” following the IPO, Mr. Thomson is entitled to cash payments determined based on the value of certain unvested equity awards. Sunoco has assigned the Thomson letter agreement and all obligations thereunder to SunCoke.

SunCoke Long-Term Performance Enhancement Plan

Introduction

In connection with the Separation and the IPO, SunCoke adopted the SunCoke Energy, Inc. Long-Term Performance Enhancement Plan, or SunCoke LTPEP. The purpose of the plan is to assist SunCoke in attracting, retaining and motivating officers and employees, and to provide SunCoke with the ability to provide incentives more directly linked to the profitability of our business and increases in stockholder value. In addition, the SunCoke LTPEP provides for the assumption of awards pursuant to the adjustment of awards granted under current plans of Sunoco and its subsidiaries. The SunCoke LTPEP contains important features that are summarized below.

Administration

The SunCoke LTPEP is administered by the SunCoke Committee or such other committee of our board of directors as our board of directors may from time to time designate, which we refer to as the Plan Committee. Among other things, the Plan Committee has the authority to select individuals to whom awards may be granted, to determine the type of award as well as the number of shares of SunCoke common stock to be covered by each award, and to determine the terms and conditions of any such awards.

Eligibility

In addition to individuals who hold outstanding adjusted awards, persons who serve or agree to serve as officers or employees of SunCoke and its subsidiaries and affiliates are eligible to be granted awards under the SunCoke LTPEP (other than adjusted awards that are assumed in connection with the distribution).

Shares Subject to the SunCoke LTPEP

The SunCoke LTPEP authorizes the issuance of up to 6,000,000 shares of SunCoke common stock pursuant to new awards under the SunCoke LTPEP, plus shares to be granted pursuant to the assumption of outstanding adjusted awards. During a calendar year, no single participant may be granted (a) stock options covering in excess of 1,250,000 shares of SunCoke common stock, or (b) share units or restricted stock, intended to qualify under Section 162(m)(4)(C) of the Internal Revenue Code, covering in excess of 750,000 shares of SunCoke common stock; provided, however, that adjusted awards will not be subject to these limitations.

The shares of SunCoke common stock subject to grant under the SunCoke LTPEP are available from authorized but unissued shares or from treasury shares, as determined from time to time by our board of directors. Other than adjusted awards, to the extent that any award is forfeited, or any option terminates, expires or lapses without being exercised, or any award is settled for cash, the shares of SunCoke common stock subject to such awards not delivered as a result thereof will again be available for awards under the SunCoke LTPEP. If the exercise price of any option and/or the tax withholding obligations relating to any award are satisfied by delivering shares of SunCoke common stock (by either actual delivery or by attestation), only the number of shares of SunCoke common stock issued net of the shares of SunCoke common stock delivered or attested to will be deemed delivered for purposes of the limits in the SunCoke LTPEP. To the extent any shares of SunCoke common stock subject to an award are withheld to satisfy the exercise price (in the case of an option) and/or the tax withholding obligations relating to such award, such shares of SunCoke common stock will not generally be deemed to have been delivered for purposes of the limits set forth in the SunCoke LTPEP.

In the event of certain extraordinary corporate transactions, the Plan Committee or our board of directors may make such substitutions or adjustments as it deems appropriate and equitable to (i) the aggregate number and kind of shares or other securities reserved for issuance and delivery under the SunCoke LTPEP, (ii) the various maximum limitations set forth in the SunCoke LTPEP, (iii) the number and kind of shares or other securities subject to outstanding awards, and (iv) the exercise price of outstanding options.

As indicated above, several types of stock grants can be made under the SunCoke LTPEP. A summary of these grants is set forth below. The SunCoke LTPEP governs options and share units that convert from existing Sunoco options and Sunoco share units in connection with the distribution, as well as other award grants made following the IPO pursuant to the SunCoke LTPEP. Notwithstanding the foregoing, the terms that govern Sunoco options and Sunoco share units that convert into options and share units of SunCoke in connection with the distribution govern such options and restricted stock units to the extent inconsistent with the terms described below.

Stock Options

Stock options granted under the SunCoke LTPEP are nonqualified stock options. The exercise price of options cannot be less than 100 percent of the fair market value of the stock underlying the options on the date of grant. Optionees may pay the exercise price in cash or in SunCoke common stock (valued at its fair market value on the date prior to the date of exercise) or by withholding shares otherwise receivable on exercise. The term of options will be as determined by the Plan Committee, but may not have a term longer than ten years from the date of grant. The Plan Committee will determine the vesting and exercise schedule of options.

No stock option may be transferred by a participant other than by will, by the laws of descent and distribution or, to the extent not inconsistent with the applicable provisions of the tax code, pursuant to a domestic relations order under applicable provisions of law. However, subject to such limits as the Plan Committee may establish, the Plan Committee, in its discretion, may allow a participant to transfer a stock option for no consideration to, or for the benefit of, an immediate family member or to a bona fide trust for the exclusive benefit of such immediate family member, or a partnership or limited liability company in which immediate family members are the only partners or members.

Share Units

The Plan Committee may grant share units payable in cash or shares of SunCoke common stock, conditioned upon continued service, which we refer to as restricted share units, and/or the attainment of performance goals, which we refer to as performance share units, determined by the Plan Committee. In the case of share units that are intended to qualify under Section 162(m)(4)(C) of the Internal Revenue Code, such goals will be based on the attainment of one or any combination of the following: specific targeted amounts of, or changes in, financial or operating goals including: revenues; expenses; net income; operating income; operating income after tax; equity; return on equity, assets or capital employed; working capital; total shareholder return; earnings before interest, taxes, depreciation and amortization, or EBITDA; earnings before interest and taxes, or EBIT; operating capacity utilized; production or sales volumes; throughput, cost of refining/processing; margin capture; gross margin; or operating margin. Such goals may be applicable to SunCoke as a whole or one or more of its business units and may be applied in total or on a per share, per barrel or percentage basis and on an absolute basis or relative to other companies, industries or indices or any combination thereof, as determined by the Plan Committee. Performance goals based on the foregoing factors are hereinafter referred to as “Performance Goals.”

A holder of share units will be entitled to receive payment from SunCoke in an amount equal to each cash dividend, or dividend equivalent, SunCoke would have paid to such holder had he, on the record date for payment of such dividend, been the holder of record of shares of SunCoke common stock equal to the number of outstanding share units. Vesting and payment of dividend equivalents will correspond to the vesting and settlement of the share units with respect to which the dividend equivalents relate. The dividend equivalents will not bear interest.

Restricted Stock

Restricted stock may be granted with such restriction periods as the Plan Committee may designate. The Plan Committee may provide at the time of grant that the vesting of restricted stock will be contingent upon the achievement of applicable performance goals and/or continued service. In the case of restricted stock grants that are intended to qualify under Section 162(m)(4)(C) of the Internal Revenue Code, such goals will be based on the attainment of one or any combination of the Performance Goals. The terms and conditions of restricted stock awards (including any applicable Performance Goals) need not be the same with respect to each participant. During the restriction period, the Plan Committee may require that the stock certificates evidencing restricted shares be held by SunCoke. Restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered. Other than such restrictions on transfer and any other restrictions the Plan Committee may impose, the participant generally will have all the rights of a stockholder with respect to the restricted stock award, except that any dividends will be subject to the same vesting requirements as the shares of restricted stock with respect to which such dividends relate.

Change in Control

The Plan Committee may provide in any award agreement for provisions relating to a change in control, including, without limitation, the acceleration of the exercisability of, or the lapse of restrictions or deemed satisfaction of goals with respect to, any outstanding awards under the plan.

Amendment and Discontinuance

The SunCoke LTPEP may be amended, altered or discontinued by the Plan Committee, but no amendment, alteration or discontinuance may materially impair the rights of an optionee under an option or share unit previously granted without the optionee’s or recipient’s consent. Amendments to the SunCoke LTPEP will require stockholder approval to the extent such approval is required by law or agreement.

Federal Income Tax Consequences

The following discussion is intended only as a brief summary of the federal income tax rules that are generally relevant to nonqualified options. The laws governing the tax aspects of awards are highly technical and such laws are subject to change. Upon the grant of a nonqualified option, the optionee will not recognize any taxable income and SunCoke will not be entitled to a deduction. Upon the exercise of such an option, the excess of the fair market value of the shares acquired on the exercise of the option over the exercise price will constitute compensation taxable to the optionee as ordinary income. SunCoke, in computing its U.S. federal income tax, will generally be entitled to a deduction in an amount equal to the compensation taxable to the optionee, subject to the limitations of Section 162(m) of the Internal Revenue Code.

SunCoke Senior Executive Incentive Plan

Introduction

In connection with the Separation and the IPO, SunCoke adopted the SunCoke Energy, Inc. Senior Executive Incentive Plan, or SEIP. The purpose of the plan is to provide awards to selected executive officers, who individually or as a group contribute to a substantial degree to the success of SunCoke, and who are in a position to have a direct and significant impact on the growth and success of SunCoke. The SEIP contains important features that are summarized below.

Participants

Participants in the SEIP include SunCoke’s chief executive officer, or SunCoke CEO, selected senior executives reporting directly to the SunCoke CEO, and any other executive designated by the SunCoke Committee within the first ninety (90) days of a performance year.

Administration

The SunCoke Committee administers the SEIP, and may amend the plan. The SunCoke Committee will be composed entirely of independent directors of SunCoke, as defined under Section 162(m) of the Internal Revenue Code.

Awards

The SEIP provides for an award fund that will be established each year at five percent of Adjusted EBITDA, as defined below. In general, all awards under the SEIP will be charged against the award fund. The awards will be paid in cash, net of taxes, no later than two and one-half months following the year with respect to which the award relates.

For purposes of the SEIP, Adjusted EBITDA means earnings before interest, taxes, depreciation and amortization, adjusted to exclude the impact of significant: gains (losses) on the disposal of assets; asset impairments, retirements or writedowns; gains (losses) associated with legal, insurance or tax settlements/adjustments; restructuring, severance or pension-related charges; or other similar items out of the ordinary course of business.

If there is Adjusted EBITDA for the applicable performance year, the maximum award amount that each participant may receive for the performance year will be (i) $4,000,000 for the SunCoke CEO, and (ii) $2,000,000 for each other participant, subject to reduction based on the size of the award fund. The foregoing amounts are maximum amounts established in order to satisfy requirements under Section 162(m) of the Internal Revenue Code. The SunCoke Committee may decrease or eliminate any award to a participant. Under the SEIP, the SunCoke Committee will establish applicable performance goals that will allow us to determine the actual award payout each year. Such goals may include, without limitation, achievement of short-term business objectives and individual objectives, achievement of long-term goals, and, except in the case of an award for the SunCoke CEO, the recommendations of the SunCoke CEO.

If a participant voluntarily terminates his or her employment with SunCoke (for any reason other than retirement, death, permanent disability or approved leave of absence) prior to December 31 of a performance year, or the participant is terminated for just cause (which is defined in the SEIP) before March 15 of the succeeding calendar year, the participant will not receive payment of an award for that performance year. If a participant’s employment status changes during the performance year as a result of death, permanent disability, retirement, approved leave of absence or termination at the request of SunCoke, other than for just cause, the participant will receive a pro-rated award for the portion of the performance year during which the participant was employed in an eligible position.

SunCoke Executive Involuntary Severance Plan

In connection with the Separation and the IPO, SunCoke adopted the SunCoke Executive Involuntary Severance Plan. The SunCoke Executive Involuntary Severance Plan provides severance to designated executives, including named executive officers, whose employment is terminated by SunCoke other than for just cause (which is defined in the SunCoke Executive Involuntary Severance Plan), death or disability. In recognition of their past service to SunCoke, the SunCoke Executive Involuntary Severance Plan is intended to assist the executive in transition from employment at SunCoke. Severance under the SunCoke Executive Involuntary Severance Plan will be paid in installments, and will range from one to two times the sum of the participant’s annual base salary and target annual incentive, depending on the participant’s level of seniority. Participants will also be entitled to the continuation of medical plan benefits for the period during which the participant receives severance payments. Severance under the SunCoke Executive Involuntary Severance Plan will be subject to the execution of a release of claims against SunCoke at the time of the termination of the participant’s employment.

SunCoke Special Executive Severance Plan

In connection with the Separation and the IPO, SunCoke adopted the SunCoke Special Executive Severance Plan, or the SunCoke CIC Plan. The SunCoke CIC Plan provides severance to designated executives, including the named executive officers, whose employment is terminated by SunCoke other than for just cause (which is defined in the SunCoke CIC Plan), death or disability, or if the executive resigns for good reason (which is defined in the SunCoke CIC Plan), in each case within two years following a change in control of SunCoke. The SunCoke CIC Plan is designed to reinforce and encourage the continued attention and dedication of senior executives of SunCoke in the event of a possible major transaction. The SunCoke CIC Plan provides for severance, generally payable in a lump sum, equal to two to three times the sum of the participant’s annual base salary and the greater of (i) 100 percent of the participant’s annual incentive guideline (target) in effect immediately before the change in control or, if higher, employment termination date, or (ii) the average annual incentive awarded to the participant with respect to the three years ending before the change in control or, if higher, ending before the employment termination date, with the multiple depending on the participant’s level of seniority. Participants will also be entitled to the continuation of medical plan benefits for either two or three years (consistent with the applicable severance multiple).

Summary Compensation Table for the Fiscal Year Ended December 31, 2010

The following summary compensation table and related footnotes present the compensation during fiscal year 2010 provided to the executive officers named therein:

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value And Nonqualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)	Total ($)
Frederick Henderson, Chairman and CEO, and Senior Vice President, Sunoco(8)	2010	308,333	—	—	—	600,000	—	58,065	966,398
Martin Titus, VP, Finance and Administration	2010	212,308	195,000	—	—	154,732	—	53,322	615,362
Michael Thomson, President and COO, and Senior Vice President, Sunoco(8)	2010	458,350	—	454,191	212,668	600,000	101,799	33,288	1,860,296
Michael White(9), SVP, Operations	2010	266,600	—	198,349	93,288	131,631	37,654	46,377	733,899
Matthew McGrath, SVP, Corporate Strategy and Business Development	2010	285,000	—	—	—	238,493	—	21,750	545,243

(1)	The amounts in this column for Messrs. Henderson and Titus reflect the amount earned for a partial year of service. Mr. Henderson commenced employment on September 1, 2010 and Mr. Titus commenced employment on January 25, 2010.
(2)	The amounts in this column for Mr. Titus reflect the portion of Mr. Titus’ sign-on bonus paid in 2010.
(3)

The amounts in this column reflect the grant date fair value of the retention-based and performance-based Sunoco common stock units (CSUs) awarded to SunCoke NEOs in 2010. As required by FASB ASC Topic 718, the grant date fair value was determined based on the closing price of Sunoco shares on the date of grant. The grant date fair value of the performance-based awards was based on the expected outcome of the performance goals at the time of grant using a

Monte Carlo simulation. The following are the values of the performance-based CSUs awarded in 2010 if they pay out at the maximum of 150 percent based on the fair value of Sunoco common stock on the grant date: Mr. Thomson—$283,410 and Mr. White—$123,939.
(4)	The amounts included in this column reflect the grant date fair value of stock option awards granted in 2010. The grant date fair value was determined in accordance with FASB ASC Topic 718. The grant date fair value of the stock options is estimated using the Black-Scholes option pricing model based on the following assumptions that were made by Sunoco:

Expected life	5 years
Risk-free interest rate	2.3%
Dividend yield	2.1%
Expected volatility	41.1%

(5)	The amounts included in this column are the annual incentive amounts under the Sunoco Senior Executive Incentive Plan for Messrs. Henderson and Thomson and the SunCoke Annual Bonus Incentive Plan for Messrs. Titus, McGrath and White. Under the Sunoco Senior Executive Incentive Plan, for the 2010 Performance Year, if an NEO’s award was greater than 150 percent of his guideline incentive, a portion of the excess amount was automatically deferred into the Executive Involuntary Deferred Compensation Plan. The NEOs that had a portion of their 2010 annual incentive award deferred and the amounts deferred (which are included in the amounts in the table above) are as follows: Mr. Henderson—$45,116 and Mr. Thomson—$76,554.
(6)	The amounts included in this column reflect the change in pension value. There were no above market deferred compensation earnings to be reported for 2010.
(7)	For the components of the amounts in this column, see table below.
(8)	Mr. Henderson and Mr. Thomson ceased serving as Senior Vice Presidents, Sunoco, prior to our IPO.
(9)	Mr. White resigned from his position as Senior Vice President, Operations, effective October 21, 2011.

Name	Match or Profit Sharing Contribution Under Defined Contribution Plans	Cost of Basic Life Insurance	Relocation	Tax Gross-up(a)		Total
Frederick Henderson	—	$633	$34,000	$23,432		$58,065
Martin Titus	—	$2,898	$38,140	$12,284	(b)	$53,322
Michael Thomson	$32,348	$940	—	—		$33,288
Michael White	$17,310	$547	$18,462	$10,058		$46,377
Matthew McGrath	$18,600	$3,150	—	—		$21,750

(a)	Tax gross-ups related to certain taxable moving and relocation expenses under a moving and relocation policy, which eligible employees are entitled to receive under the applicable broad-based policy.
(b)	The gross-up amount for Mr. Titus includes the tax gross-up of $9,759 for his relocation and a tax gross-up of $2,525 in 2010 relating to an individual long-term disability policy.
(8)	The amount disclosed in the Non-Equity Incentive Plan Compensation Column for Mr. Titus includes (i) his 2010 annual bonus under the SunCoke Annual Bonus Incentive Plan of $109,192 and (ii) the amount earned under the SunCoke Leadership Recognition Plan with respect to 2010 performance under his 2010-2012 award ($45,540). Mr. Titus’ award will be paid out at the end of the performance period, subject to Mr. Titus’ continued employment through such date.
(9)	The amount disclosed in the Non-Equity Incentive Plan Compensation Column for Mr. McGrath includes (i) his 2010 annual bonus under the SunCoke Annual Bonus Incentive Plan of $97,419 and (ii) the amount earned under the SunCoke Leadership Recognition Plan with respect to 2010 performance under his 2008-2010 award ($42,322), his 2009-2011 award ($42,322) and his 2010-2012 award ($56,430). Each of Mr. McGrath’s awards will be paid out at the end of the applicable performance period, subject to Mr. McGrath’s continued employment through such date.

Grants of Plan-Based Awards in 2010

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards Number of Shares of Stock or Units(3) (#)	All Other Option Awards: Number of Securities Underlying Options(4) (#)	Exercise or Base Price of Option Awards(5) ($/Sh)	Grant Date Fair Value of Stock and Option Awards(6) ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Frederick Henderson(7)	9/1/10	—	1,017,500	3,052,500	—	—	—	—	—	—	—
Martin Titus	1/25/10	—	103,500	207,000	—	—	—	—	—	—	—
	3/1/10	—	138,000	276,000	—	—	—	—	—	—	—
Michael Thomson	1/1/10	—	297,927	893,781	—	—	—	—	—	—	—
	3/3/10	—	—	—	—	6,700	10,050	—	—	—	202,083
	3/3/10	—	—	—	—	—	—	8,940	—	—	252,108
	3/3/10	—	—	—	—	—	—	—	23,700	28.20	212,668
Michael White(8)	1/1/10	—	119,970	239,940	—	—	—	—	—	—	—
	3/3/10	—	—	—	—	2,930	4,395	—	—	—	88,369
	3/3/10	—	—	—	—	—	—	3,900	—	—	109,980
	3/3/10	—	—	—	—	—	—	—	10,400	28.20	93,288
Matthew McGrath	1/1/10	—	128,250	256,500	—	—	—	—	—	—	—
	3/1/10	—	171,000	342,000	—	—	—	—	—	—	—

(1)	The annual non-equity incentive plan awards in this column granted to Mr. Henderson and Mr. Thomson were awarded under the Sunoco Inc. Senior Executive Incentive Plan. The annual non-equity incentive awards for Messrs. Titus, McGrath and White were granted under the SunCoke Annual Bonus Incentive Plan. Mr. Titus and Mr. McGrath were also granted awards under the SunCoke Leadership Recognition Plan that are achieved based on performance over the 2010-2012 performance period.
(2)	The performance-based CSUs were awarded under LTPEP II.
(3)	The annual restricted (retention-based) CSUs to Messrs. Thomson and White were awarded under the LTPEP II. These awards vest on the third anniversary of the date of grant, subject to continued employment by SunCoke.
(4)	The stock options were awarded under LTPEP II.
(5)	The exercise price is equal to the closing price of a share of Sunoco common stock on the date of grant.
(6)	The grant date fair value was calculated in accordance with FASB ASC Topic 718.
(7)	Mr. Henderson’s incentive award was prorated for the portion of the year that he was an employee of Sunoco. The target and maximum amounts disclosed in the table reflect the target and maximum amounts for a full year of employment.
(8)	Mr. White resigned from his position as Senior Vice President, Operations, effective October 21, 2011.

Outstanding Equity Awards at Fiscal Year-End 2010 (Sunoco)(1)

Name	Option Awards							Stock Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Frederick Henderson	—		—		—	—	—	—		—		—		—
Martin Titus	—		—		—	—	—	—		—		—		—
Michael Thomson	16,000	(2)			—	70.44	3/30/2017	—		—		—		—
	19,000	(3)			—	63.98	12/5/2017	—		—		—		—
	18,733	(4)	9,367	(4)	—	35.29	13/3/2018			—		8,930	(5)	359,968	(6)
	—		—		—	—	—	7,500	(7)	302,325	(6)	—		—
	—		—		—	—		9,760	(8)	393,426	(6)	—		—
	—		23,700	(9)	—	28.20	3/3/2020	8,940	(10)	360,371	(6)	6,700	(11)	270,077	(6)
Michael White(14)	3,200	(12)	—		—	77.54	11/30/2015	—		—		—		—
	4,000	(12)	—		—	68.43	12/6/2016	—		—		—		—
	4,400	(3)	—		—	63.98	12/5/2017	—		—		—		—
	8,200	(4)	4,100	(4)	—	35.29	12/3/2018	—		—		3,900	(5)	157,209	(6)
	—		10,400	(9)	—	28.20	3/3/2020	3,900	(10)	157,209	(6)	2,930	(11)	118,108	(6)
Matthew McGrath	—		—		—	—	—	8,196	(13)	330,381	(6)	—		—

(1)	All awards described in this table are denominated in shares of Sunoco common stock.
(2)	These options were granted on March 30, 2007 in connection with Mr. Thomson joining SunCoke and became exercisable on March 30, 2009.
(3)	These options were granted on December 5, 2007 as part of the Sunoco annual equity grant and became exercisable on December 5, 2009.
(4)	These options were granted on December 3, 2008 as part of the Sunoco annual equity grant and become exercisable in three equal annual installments beginning on the first anniversary of the date of grant.
(5)	These performance-based CSUs were granted on December 3, 2008. The performance period ends on December 31, 2011. The actual payout of the awards will depend on achievement by Sunoco of certain performance levels based on the Total Shareholder Return (TSR) during the three-year performance period relative to Sunoco’s peer group, and will be paid out in stock. At the end of the performance period, to the extent that the performance-based CSUs are paid out, each holder of performance-based CSUs also receives an amount equal to the cash dividends that would have been paid to the holder of shares of Sunoco common stock during the performance period based on the number of CSUs earned, if any.
(6)	The market value or payout value of the unearned CSUs is based on the closing price of Sunoco common stock on December 31, 2010 (the last trading day of the year) of $40.31. A target payout of 100 percent is assumed for the performance-based CSUs because the performance that will be achieved is not known. These amounts do not include any amounts for related dividend equivalents that could be included in the payout.
(7)	These retention-based CSUs were granted to Mr. Thomson on July 2, 2008. The CSUs pay out in three equal installments beginning on the third anniversary of the date of grant. The actual payout will depend upon Mr. Thomson’s continued employment at the time each installment vests. He will also receive an amount equal to the cash dividends that would have paid out had he been the holder of shares of Sunoco common stock equal to the number of CSUs that are paid out, if any.
(8)	These retention-based CSUs were granted to Mr. Thomson on December 2, 2009. The CSUs will pay out on the third anniversary of the date of grant. He will also receive an amount equal to the cash dividends that would have paid out had he been the holder of shares of Sunoco common stock equal to the number of CSUs that are paid out, if any.
(9)	These options were granted on March 3, 2010 as part of the Sunoco annual equity grant and become exercisable in three equal annual installments beginning on the first anniversary of the date of grant.
(10)	These restricted (retention-based) CSUs were granted to the NEOs on March 3, 2010 as part of the Sunoco annual equity grant and pay on the third anniversary of the date of grant, subject to the executive’s continued employment with SunCoke at the time that the CSUs vest.
(11)

These performance-based CSUs were granted to the NEOs on March 3, 2010. The performance period ends on December 31, 2012. The actual payout of the awards will depend on achievement by the Sunoco of certain performance levels based on the Total Shareholder Return (TSR) and Return on Capital Employed (ROCE) during the three-year performance period relative to Sunoco’s peer group, and will be paid out in stock. At the end of the performance period, to the extent that the performance-based CSUs are paid out, each holder of performance-based CSUs also receives an amount equal to the cash dividends that would have been paid to the holder of shares of Sunoco common stock during the performance period based on the number of CSUs earned, if any.
(12)	These options include options that were awarded to Mr. White on November 30, 2005 and became exercisable in November 2007 and options that were awarded on December 6, 2006 and became exercisable in December 2008.
(13)	These restricted (retention-based) CSUs were granted to Mr. McGrath on October 31, 2008 in connection with his joining SunCoke. The CSUs pay out on the third anniversary of the date of grant, subject to the executive’s continued employment with SunCoke at the time that the CSUs vest.
(14)	Mr. White resigned from his position as Senior Vice President, Operations, effective October 21, 2011.

Option Exercises and Stock Vested in 2010 (Sunoco Awards)(1)

Name	Option Awards		Stock Awards(3)
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise(2) ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Frederick Henderson	—	—	—	—
Martin Titus	—	—	—	—
Michael Thomson	—	—	5,367	239,637	(4)
Michael White(6)	—	—	—	—	(5)
Matthew McGrath	—	—	—	—

(1)	All awards described in this table are denominated in shares of Sunoco common stock.
(2)	The value realized is equal to the difference between the option exercise prices and the fair market value of Sunoco common stock on the date of exercise, multiplied by the number of options exercised.
(3)	The performance period for the CSUs awarded in December 2007 was January 1, 2008 through December 31, 2010. The performance-based CSUs awarded to Mr. Thomson in December 2007 were settled in stock (and are disclosed in the table) and the performance-based CSUs awarded in December 2007 to Mr. White derived their value from Sunoco common stock but they were payable in cash (as described in footnote (5) below) and are therefore not included in the table. The performance measures for both Mr. Thomson and Mr. White’s awards were two equally weighted performance goals relative to Sunoco’s peer group: TSR during the three-year performance period and EPS growth, which is measured as the average EPS during the three-year performance period versus the average for the prior three-year period. Total shareholder return for the performance period was -38.6 percent, and the EPS growth was -59.6 percent. As a result, relative to the peer companies, the 2007 CSUs paid out at 85.2 percent.
(4)	Total value is determined using the closing price of Sunoco common stock on the settlement date, which was $41.67, and it includes a cash payment of $15,969 for the dividend equivalents that were earned and vested in connection with the vesting of the performance-based CSUs.
(5)	The value of Mr. White’s performance-based CSUs upon vesting was determined by: multiplying the number of performance-based CSUs awarded by the performance factor at the end of the performance period of 85.2 percent (based on the performance described in footnote (3) above) and then by the average closing price of Sunoco’s common stock for the last ten days of the performance period, which was $39.83. The related dividend equivalents that were earned were also paid on the number of performance-based CSUs earned. The price of Sunoco’s common stock at the grant date of the award was $63.98. Mr. White received 1,252 performance-based CSUs at the end of the performance period, based on the performance factor, and the value he realized from these performance-based CSUs, including dividend equivalents, was $53,611.
(6)	Mr. White resigned from his position as Senior Vice President, Operations, effective October 21, 2011.

Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit($)(1)	Payments During Last Fiscal Year ($)
Frederick Henderson	—	—	—	—
Martin Titus	—	—	—	—
Michael Thomson	SCIRP	3.29	88,834	—
	Pension Restoration	3.29	150,796	—
	SERP	3.29	163,437	—
Michael White(2)	SCIRP	6.96	173,827	—
	Pension Restoration	6.96	137,223	—
Matthew McGrath	—	—	—	—

(1)	An actuarial present value of the benefits is calculated by estimating expected future payments starting at an assumed retirement age, weighting the estimated payments by the estimated probability of surviving to each post-retirement age, and discounting the weighted payments at an assumed discount rate to reflect the time value of money. The actuarial present value represents an estimate of the amount which, if invested as of December 31, 2010 at a discount rate of 4.95 percent, would be sufficient on an average basis to provide estimated future payments based on the current accumulated benefit. Estimated future payments are assumed to be in the form of a single lump-sum payment at retirement determined using interest rate and mortality table assumptions applicable under current IRS regulations for qualified pension plans. As defined under the Pension Protection Act of 2006, or PPA, the interest rates used to calculate the lump-sum equivalent of annuity payments are based on three segment rates. This basis is phased in from the 2007 rules at a rate of 20 percent per year beginning in 2008. The mortality table used for lump-sum calculations has been updated as defined by PPA. In addition, the value of the lump sum payment includes the estimated value of the 50 percent postretirement death benefit payable to the spouse of a retired participant under the SERP and Final Average Pay formula benefits described below, if married. It is assumed that 90 percent of all male members are married and 60 percent of females are married, with wives assumed to be 3 years younger than husbands. The assumed retirement age for each executive is the earliest age at which the executive could receive retirement benefits without any benefit reduction due to age. For Messrs. Thomson and White the assumed retirement age is 62. Actual benefit present values will vary from these estimates depending on many factors, including an executive’s actual retirement age, final service, future compensation levels, interest rate movements and regulatory changes. The retirement plans require a certain number of years of credited service to be vested in the accrued benefit—three years for the SCIRP and Pension Restoration, and age 55 with five years of service for SERP. The amounts in this column for those NEOs who have less than the required years of service and/or age reflect the benefit accumulated assuming the benefit is vested as of the date indicated.

Sunoco senior executives, including Mr. Thomson, have historically been eligible to participate in certain retirement plans provided by Sunoco, including the Sunoco Retirement Plan, a qualified plan, and the Sunoco Pension Restoration Plan and the Sunoco Executive Retirement Plan, two nonqualified plans. Mr. White is eligible to participate in the Sunoco Retirement Plan and the Sunoco Pension Restoration Plan, but is not eligible to participate in the Sunoco Executive Retirement Plan. Benefits under each of these plans are calculated based on cash compensation including both base salary and annual incentives. (See the amounts in the “Salary” and “Non-Equity Incentive Plan Compensation” columns in the Summary Compensation Table for Messrs. Thomson’s and White’s 2010 salary and annual incentives.) Consistent with actions taken by employers in other industries, and based on the belief that such action is in the best interest of Sunoco, effective June 30, 2010, Sunoco froze pension benefits for all salaried employees, including Messrs. Thomson and White, and many hourly employees. This freeze applies to any pension benefits that Messrs. Thomson and White may have accrued and are vested under the Sunoco Retirement Plan and the Executive Retirement Plan, or SERP. The pension freeze will reduce future costs, provide Sunoco with more predictable retirement plan expenses, and cap associated future liabilities.

(2)	Mr. White resigned from his position as Senior Vice President, Operations, effective October 21, 2011.

The Sunoco Retirement Plan

The Sunoco Retirement Plan, or SCIRP, is a qualified defined benefit retirement plan that covers most Sunoco salaried and many hourly employees, including Messrs. Thomson and White. SCIRP provides for normal retirement at age 65. The plan includes two benefit formulas, Final Average Pay formula and Career Pay formula, however, Messrs. Thomson’s and White’s benefits under SCIRP are calculated only using the Career Pay formula, which operates as follows:

•	The benefit is expressed in the plan as an account balance, which is comprised of pay credits and indexing adjustments.

•	Pay credits equal seven percent of pay for the year up to the Social Security (FICA) Wage Base, ($106,800 in 2010 and 2011) plus 12 percent of pay for the year that exceeds the Wage Base.

•

The indexing adjustment equals the account balance at the end of each month multiplied by the monthly change in the All-Urban Consumer Price Index, plus 0.17 percent. However, if in any month the formula indexing adjustment would be negative, the actual adjustment would be zero for such month.

Under the Career Pay formula, an employee may retire at the Normal Retirement Age of 65, or may retire as early as age 55 with 10 years of service. All employees are 100 percent vested in their benefits after completing three years of eligible service.

The normal form of benefit under SCIRP is an annuity for the life of the employee, with 50 percent of that annuity paid for the life of the employee’s surviving spouse, if married (50 percent Joint and Survivor Benefit). This 50 percent Joint and Survivor benefit results in an actuarial reduction for participants who receive benefits under the Career Pay formula, including Messrs. Thomson and White. Other forms of payment are also offered such as a lump sum and other annuity options. Under the Career Pay formula, the lump sum is equal to the value of the employee’s account.

SCIRP is subject to qualified plan Internal Revenue Code limits on the amount of annual benefit that may be paid, and on the amount of compensation that may be taken into account in calculating retirement benefits, under the plan. For 2010, the limit on the compensation that may be used was $245,000, and remains unchanged for 2011. The limit on annual benefits payable for an employee retiring at age 65 in 2010 was $195,000, and remains unchanged for 2011. Benefits in excess of those permitted under the statutory limits are paid from the Pension Restoration Plan, described below.

The amounts presented in the table above are the present values of the NEO’s account values based on accrued benefits as of December 31, 2010. The values include pay credits through June 30, 2010 (due to the pension freeze) and indexing adjustments through December 31, 2010.

Pension Restoration Plan

The Pension Restoration Plan is a nonqualified defined benefit plan that provides retirement benefits that would be provided under SCIRP, but are prohibited from being paid from SCIRP due to Internal Revenue Code limits. (See the discussion regarding SCIRP above for the limits.) The benefit paid by the Pension Restoration Plan is the excess of the total benefit accrued under SCIRP over the amount of benefit that SCIRP is permitted to provide under the Internal Revenue Code. Benefits under the Pension Restoration Plan are paid in a lump sum. Payment of benefits is made upon termination of employment, except that payment of amounts subject to Section 409A of the Internal Revenue Code is delayed until six months after separation from service for any specified employee as defined under Section 409A of the Internal Revenue Code.

Sunoco Executive Retirement Plan

The SERP is a nonqualified defined benefit plan that may cover certain Sunoco executive employees, including Mr. Thomson. The SERP may provide pension benefits over and above Mr. Thomson’s benefits under SCIRP and the Pension Restoration Plan. All SERP benefits are offset by SCIRP and Pension Restoration Plan benefits. An NEO must be at least 55 years old with five years of Executive Service (defined below) to be eligible for a SERP retirement benefit.

SERP includes three benefit calculation formulas (SCIRP Final Average Pay formula, Minimum Benefit formula and Executive Service formula), but for Principal Officer Participants who become participants after January 1, 2003, including Mr. Thomson, benefits are calculated under the Executive Service formula as follows:

•	The benefit equals 2 1/4 percent of final average pay multiplied by Executive Service, with the maximum benefit under this formula equal to 50 percent of final average pay.

•

The Executive Service benefit is reduced by 5/12 percent for each month that retirement precedes age 62 (down to age 55), with the early retirement benefit at age 55 being 65 percent of the unreduced Executive Service Benefit. There is no reduction when payments start at age 62 or later.

•	Executive Service includes only service while a Principal Officer.

SERP benefits are offset by SCIRP and the Pension Restoration Plan.

SERP benefits are paid as a lump sum. The actual amount distributed under SERP is dependent upon the interest rates and the mortality tables in effect at the time of retirement. SERP benefits are calculated using the same actuarial factors applicable under SCIRP. Payment of benefits is made upon termination of employment, except that payment of amounts subject to Section 409A of the Internal Revenue Code is delayed until six months after separation from service for any specified employee as defined under Section 409A of the Internal Revenue Code.

The two nonqualified benefit plans are unfunded. The benefits from the nonqualified benefit plans are paid from general corporate assets which are subject to the claims of Sunoco’s general creditors under federal and state law in the event of insolvency.

Nonqualified Deferred Compensation in 2010

Name	Source	Executive Contributions in Last FY ($)		Registrant Contributions in Last FY(2) ($)	Aggregate Earnings in Last FY(3) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Frederick Henderson	Executive Involuntary Deferred Compensation Plan	45,116	(1)	—	—	—	45,116
Martin Titus		—		—	—	—	—
Michael Thomson	Savings Restoration Plan	10,669		17,070	10,206	—	81,241
	Executive Involuntary Deferred Compensation Plan	76,554	(1)	—	—	—	76,554
Michael White(5)	Savings Restoration Plan	1,080		1,728	4,275	—	14,547
	Financial Counseling(4)	—		—	—	—	1,500
Matthew McGrath		—		—	—	—	—

(1)	These amounts reflect the portion of the 2010 annual incentive award that was deferred into the Sunoco Executive Involuntary Deferred Compensation Plan.

(2)	These amounts reflect the Sunoco match and the discretionary profit sharing contribution made by Sunoco under the Sunoco Savings Restoration Plan (described below), which are included in the Summary Compensation Table in the “All Other Compensation” column.
(3)	These amounts reflect the net gains (losses) attributable to the investment funds in which the NEOs are deemed to have chosen to invest their contributions and Sunoco’s matching and profit sharing contributions under the Saving Restoration Plan, which are based on how their contributions under SunCap, Sunoco’s 401(k) plan, are invested.
(4)	This amount reflects the balance that remained of the allowance for financial counseling services at year-end 2010. Although the financial counseling allowances were discontinued effective January 1, 2007, Mr. White may use any remaining amounts that he has not used, that were accrued before 2005, until the balance has been depleted.
(5)	Mr. White resigned from his position as Senior Vice President, Operations, effective October 21, 2011.

The Nonqualified Deferred Compensation in the table above includes deferred compensation provided to or earned by (i) Messrs. Thomson and White in 2010 under the Sunoco Savings Restoration Plan and (ii) Messrs. Henderson and Thomson under the Executive Incentive Involuntary Deferred Compensation Plan. The table also provides Mr. White’s remaining allotment for use toward financial planning. Messrs. Thomson and White may participate in the Sunoco Savings Restoration Plan, which is a nonqualified plan that is made available to employees who participate in SunCAP (Sunoco’s 401(k) Plan) and who may be subject to a compensation limitation and/or a contributions limitation under SunCAP pursuant to the Internal Revenue Code. Under this plan, the participant may contribute to an account an amount in excess of the applicable limits. The executive’s contributions, the matching contributions and any profit sharing contributions by Sunoco are credited to the extent that they would be credited under SunCAP (i.e., allocated among the investment funds selected by the executive in SunCAP) (up to a maximum of five percent of base salary in the case of matching contributions and beginning July 1, 2010 up to three percent of base salary in the case of profit sharing contributions). The investment funds are the same as those available to all employees participating in SunCAP. The participant will receive earnings, depending on the fund the contributions are allocated to, which are calculated in the same manner and at the same rate as earnings to employees participating in similar funds in SunCAP.

The Executive Involuntary Deferred Compensation Plan is applicable to Messrs. Henderson and Thomson for the 2010 annual incentive award. Portions of the 2010 annual incentive awards that were deferred under the SEIP are administered under the Executive Involuntary Deferred Compensation Plan. The amounts deferred are credited in the form of share units, and will be distributed in three annual installments beginning one year after the first amount was credited along with dividend equivalents. The amount will be paid out in cash.

Sunoco historically provided its named executive officers with an annual allotment for use toward financial planning. Prior to 2006, to the extent that the applicable named executive officer did not use the allotment, a balance accumulated in a book account. Sunoco discontinued the allotment beginning in 2007; however, Mr. White has a remaining balance and may use the balance in the future. No interest is added to Mr. White’s remaining balance.

Potential Payments Upon Termination, or Termination in the Event of a Change in Control

General

Potential payments may be available to an NEO under the terms of Sunoco’s or SunCoke’s compensation and benefit plans and, where applicable, individual offer letters (including Mr. Henderson’s letter agreement), following or in connection with, a termination of employment. The terms applicable to those potential payments in various termination scenarios are discussed below.

Any payments that would be provided to an NEO under plans generally available to management employees similarly situated to the NEOs in age, years of service, date of hire, etc. (such as death and disability benefits, accrued vacation, retiree medical and life insurance benefits) are not quantified in the following tabular information.

The following narrative and tabular information describes and quantifies certain payments and benefits that would become payable under existing plans and agreements if the NEO’s employment had terminated on December 31, 2010. The information is provided relative to the NEO’s compensation and service levels as of the date specified. Sunoco equity-based awards described below are calculated based on the closing price of Sunoco common stock on December 31, 2010.

Mr. White resigned from SunCoke effective October 21, 2011 and he did not receive any termination benefits in connection with his resignation. However, as noted above, the disclosure in this section assumes a termination of employment on December 31, 2010 and therefore it discloses all possible termination scenarios for Mr. White.

Terms of Potential Payments—Termination

This section describes the terms of potential payments to NEOs in each of the following termination scenarios:

•	Voluntary Termination (resignations)

•	Involuntary Termination Without Cause

•	Involuntary Termination For Cause

•	Retirement

•

Annual Incentive. Under the Sunoco Senior Executive Incentive Plan, if a non-retirement eligible NEO resigns from Sunoco prior to December 31 of any plan year, he would not receive any annual incentive award for that plan year. However, he would receive the entire annual incentive amount that would be payable for that plan year if the resignation was on December 31 of the plan year or thereafter. An NEO who leaves Sunoco due to retirement, death, permanent disability, approved leave of absence or termination at the request of Sunoco without cause would receive a prorated annual incentive based on the date of termination of employment.

Under the SunCoke Annual Bonus Incentive Plan, if an NEO leaves SunCoke for any reason prior to the payment date under the SunCoke Annual Bonus Incentive Plan for any year, he would not receive any annual incentive award for that plan year.

•

Equity Awards. Messrs. Thomson and White are the only NEOs who participate in the Sunoco LTPEP II. Under the Sunoco LTPEP II, in the event of retirement, for awards granted prior to December 2008, (i) all outstanding stock options would be exercisable for sixty months (but not beyond the end of the original ten-year option term), and (ii) all outstanding performance-based CSUs would be paid out at the end of the applicable performance periods based upon the achievement of the applicable performance goals. For awards made in December 2008 and thereafter, (i) outstanding unvested stock options would terminate, (ii) all vested stock options would continue to be exercisable during the remaining term of the stock options, (iii) outstanding performance-based CSUs would continue to the end of the performance period, and payment, if any, would be prorated based on when during the performance period the NEO retired, and (iv) Retention-based CSUs would be canceled as of the termination date.

If an NEO resigns or is terminated without cause, (i) all unvested stock options would terminate immediately, (ii) all vested stock options would terminate ninety days following the termination date, and (iii) all outstanding CSUs would be forfeited on the termination date.

In the event of a termination for cause, all unvested and vested stock options would immediately terminate, and all outstanding CSUs would be forfeited on the termination date regardless of whether or not the NEO is retirement-eligible.

•

SunCoke Leadership Recognition Plan. Under the SunCoke Leadership Recognition Plan, if a non-retirement eligible NEO resigns from SunCoke or his employment is terminated by SunCoke for any reason, he will forfeit all outstanding awards under the SunCoke Leadership Recognition Plan and is not entitled to any compensation, subject to the discretion of SunCoke. An NEO who participates in the SunCoke Leadership Recognition Plan and who leaves SunCoke due to retirement, death or permanent disability would receive a prorated payment under the SunCoke Leadership Recognition Plan based on the date of termination of employment.

•

Severance. If Mr. Thomson or Mr. White’s employment is terminated without just cause, severance would be paid pursuant to the Sunoco Executive Involuntary Severance Plan, or the Sunoco Involuntary Termination Plan. The Sunoco Involuntary Termination Plan provides severance allowances to executives who are participants under the plan and whose employment is terminated by Sunoco other than for “just cause”, death or disability. Under the plan, Mr. Thomson and Mr. White would receive severance payments equal to one and one-half years of base salary plus one and one-half times their guideline annual incentive in effect on the termination date. “Just cause” is defined in the Sunoco Executive Involuntary Severance Plan.

If Mr. Henderson’s employment is terminated without “just cause”, severance would be paid pursuant to his letter agreement, which provides for a lump-sum cash payment equal to the sum of his annual base salary and target bonus for the year of the termination of employment. “Just cause” is defined in the Sunoco Executive Involuntary Severance Plan.

If Mr. Titus or Mr. McGrath’s employment is terminated without “just cause”, severance would be paid pursuant to the SunCoke Involuntary Termination Plan. The SunCoke Involuntary Termination Plan provides for severance payments based on the participant’s base salary and years of service with SunCoke. Subject to the execution of a release, the SunCoke Involuntary Termination Plan provides for (i) twelve weeks of base salary if the participant has completed six years or less of service with SunCoke, and (ii) an additional two weeks of base salary for each additional year of service between the seventh year and the twenty-fifth year, subject to a total of fifty-two weeks base salary for any participant who has twenty-six or more years of service.

•

Pension Benefits. Effective June 30, 2010, Sunoco froze pension benefits for all salaried employees, including Mr. Thomson and Mr. White. This includes any pension benefits that the applicable NEOs may have accrued and are vested under SCIRP and SERP. Any benefits accrued as of that date will be frozen. Benefits accrued under Sunoco’s retirement plans would be paid according to the terms of those plans applicable to the NEO’s status—if the NEO is not retirement-eligible, he would receive the benefits applicable to separated employees. To the extent that the amount payable under the Sunoco Retirement Plan, or SCIRP, exceeds the amount available due to IRS limits, the remaining amount would be paid under the Pension Restoration Plan. For NEOs that are not retirement-eligible, under the Sunoco Executive Retirement Plan, or SERP, Sunoco’s mid-career supplemental executive retirement plan, a SERP involuntary termination benefit is calculated equal to the age 55 benefit accrued to the date of termination and then discounted to the date of termination. Benefits calculated are then offset by the discounted value of SCIRP and Pension Restoration Plan benefits.

A description of the defined benefit pension plans (qualified and non-qualified) in which the NEOs participate, including the credited years of service and the present value of each NEO’s accumulated pension benefit, are described in the Pension Benefits table and the accompanying footnotes and narrative. The pension benefits (other than SERP) are available to management employees hired on or before June 30, 2010 generally and are not quantified in the Potential Payments Upon Termination or Termination in the Event of a Change in Control table.

Terms of Potential Payments—Termination in the Event of a Change in Control

The Sunoco Special Executive Severance Plan, or CIC Plan, provides severance allowances to executives whose employment is terminated in connection with or following a change in control of Sunoco. Of the SunCoke NEOs, only Messrs. Thomson and White participate in this plan. The plan was adopted to retain executives in the event of a change in control, and to eliminate the uncertainty which such a transaction may raise among management, potentially resulting in the departure or distraction of key management personnel. Payment of severance benefits requires a change in control and a termination of employment after the change in control.

If involuntary termination (whether actual or constructive and other than for just cause, death or disability) occurs within two years of a change in control, the CIC Plan would provide severance benefits. In the case of Messrs. Thomson and White, severance would be payable in a lump sum equal to three times annual compensation for Mr. Thomson and two times annual compensation for Mr. White. For these purposes, annual compensation consists of:

(i)	the executive’s annual base salary in effect immediately prior to a change in control or immediately prior to his employment termination date, whichever is greater, plus

(ii)	the greater of 100 percent of his annual incentive guideline (target) in effect immediately before the change in control or, if higher, employment termination date, or the average annual incentive awarded to the NEO with respect to the three years ending before the change in control or, if higher, ending before the employment termination date.

In the case of a change in control, Sunoco’s plans also provide for (1) additional pension benefits, (2) full vesting and immediate exercisability of unvested stock options and accelerated vesting of outstanding CSUs, and (3) reimbursement for any additional tax liability incurred as a result of excise taxes imposed on payments deemed to be attributable to the change in control for executives who were entitled to receive the excise tax gross-up prior to November 25, 2008, including Messrs. Thomson and White.

Our NEOs who do not participate in the CIC Plan are entitled to the same severance benefits upon a termination of employment following a change in control as they are entitled to prior to the change in control. As described above, Mr. Henderson is entitled to severance benefits pursuant to his letter agreement and Messrs. Titus and McGrath receive severance benefits pursuant to the SunCoke Involuntary Termination Plan.

•

Pension Benefits. As noted above, effective June 30, 2010, Sunoco froze pension benefits for all salaried employees, including Messrs. Thomson and White and many non-union employees. This freeze includes any pension benefits that Messrs. Thomson or White may have accrued and are vested under SCIRP and SERP. Any benefits accrued as of that date will be frozen.

Under the SERP, Sunoco’s mid-career supplemental executive retirement plan, after a change in control and a qualifying termination a participant becomes 100 percent vested in his SERP benefit (regardless of age). A participant’s service is increased by three years, subject to reduction for service after the change in control. For NEOs who are not retirement-eligible under SERP, a SERP involuntary termination benefit is calculated equal to the age 55 benefit accrued to the date of termination (including the three years of additional service) and then discounted to the date of termination. Benefits thus calculated are then offset by the discounted value of the SCIRP and Pension Restoration Plan benefits.

•

Equity Awards. Under LTPEP II, if a change in control occurs, each outstanding stock option will become immediately and fully exercisable. For stock options granted before November 1, 2007, if there is a termination not for cause, the stock options will terminate ninety days following the termination date. For stock options granted on or after November 1, 2007, if there is a termination not for cause within two years of the change in control, the stock options will expire one year after the termination date; and if the termination occurs after the two year anniversary of the change in control, the stock options will expire ninety days following the termination date. Prior to December 2007, stock options were generally granted with an equal number of limited rights. The limited rights may be exercised during the seven-month period following the date of a change in control (or, if earlier, within the period starting on the date of a change in control and ending seventy days after the end of the calendar year in which the change in control occurs), and permit the holder to be paid in cash the appreciation on a stock option (the difference between the option price and highest trading price or price paid during a specified period) instead of receiving shares by exercising the option. The limited rights remain exercisable during the exercise period if the participant leaves as a result of a qualifying termination. All performance-based and retention-based CSUs will fully vest if a change in control occurs. The performance-based CSUs that have been outstanding for more than one year will be paid out at the greater of target or in an amount in line with actual performance results, and those that have been outstanding for less than one year will be paid out at target. The total number of retention-based CSUs outstanding will be paid out.

•	SunCoke Leadership Recognition Plan. All outstanding award cycles under the SunCoke Leadership Recognition Plan immediately vest and become payable upon a change in control.

The following table reflects estimated payments to the SunCoke NEOs that may be made upon termination or termination in the event of a change in control on December 31, 2010. The estimates are based on the following assumptions:

•	The price of Sunoco stock is the price at the close on December 31, 2010 which was $40.31 per share, and the applicable NEO’s employment had terminated on December 31, 2010; and

•

Pension lump-sum values are based on the applicable segment interest rates being phased in under the Pension Protection Act passed by the U.S. Congress (one rate is used for the first 5 years; a second rate is used for years 5 through 20 and a third rate is used for years 20 and beyond).

Name	Scenario	Severance ($)		Additional Pension Benefits ($)	Accelerated Options(1) ($)	Accelerated Performance- Based CSUs(2) ($)	Accelerated Retention- Based CSU(2) ($)	280G Excise Tax and Gross- Up(3) ($)	Other Benefits ($)(4)	Total ($)
Frederick Henderson	Resignation	—		—	—	—	—	—	—	—
	Involuntary Termination not for Cause	1,942,500		—	—	—	—	—	—	1,942,500
	Involuntary Termination for Cause	—		—	—	—	—	—	—	—
	Involuntary Termination Following Change in Control	1,942,500		—	—	—	—	—	—	1,942,500

Martin Titus	Resignation	—		—	—	—	—	—	—	—
	Involuntary Termination not for Cause	297,077	(5)	—	—	—	—	—	2,341	299,418
	Involuntary Termination for Cause	—		—	—	—	—	—	—	—
	Involuntary Termination Following Change in Control	573,077	(6)	—	—	—	—	—	2,341	575,418

Name	Scenario	Severance ($)		Additional Pension Benefits ($)	Accelerated Options(1) ($)	Accelerated Performance- Based CSUs(2) ($)	Accelerated Retention- Based CSU(2) ($)	280G Excise Tax and Gross- Up(3) ($)	Other Benefits ($)(4)	Total ($)
Michael Thomson	Resignation	—		—	—	—	—	—	—	—
	Involuntary Termination not for Cause	1,134,416		170,273	—	—	—	—	40,586	1,345,275
	Involuntary Termination for Cause	—		—	—	—	—	—	—	—
	Involuntary Termination Following Change in Control	2,268,833		673,724	334,028	650,139	1,084,001	1,444,255	56,172	6,511,152

Michael White(7)	Resignation	—		—	—	—	—	—	—	—
	Involuntary Termination not for Cause	579,855		—	—	—	—	—	39,996	619,851
	Involuntary Termination for Cause	—		—	—	—	—	—	—	—
	Involuntary Termination Following Change in Control	773,140		82,097	146,526	284,095	158,964	—	44,994	1,489,816

Matthew McGrath	Resignation	—		—	—	—	—	—	—	—
	Involuntary Termination not for Cause	65,769		—	—	—	—	—	2,367	68,136
	Involuntary Termination for Cause	—		—	—	—	—	—	—	—
	Involuntary Termination Following Change in Control	365,019	(8)	—	—	—	347,592	—	2,367	714,978

(1)	These amounts represent the value that would be realized if accelerated stock options were exercised on December 31, 2010.
(2)	These amounts represent the amounts that would be payable in the event of a change in control.
(3)	These amounts represent the amounts that would be payable in the event of a qualifying termination after a change in control. As noted above, only Mr. Thomson and Mr. White are eligible for the 280G gross-up.
(4)	Other benefits include outplacement and health and welfare costs.
(5)	Severance amount includes the remaining portion of Mr. Titus’ cash sign-on bonus.
(6)	Severance amount includes the remaining portion of Mr. Titus’ cash sign-on bonus and the acceleration of his outstanding SunCoke Leadership Recognition Plan awards.

(7)	As noted above, Mr. White resigned from employment effective October 21, 2011. Consistent with the disclosure in this table, he did not receive any termination benefits in connection with his resignation of employment.
(8)	Severance amount includes the acceleration of Mr. McGrath’s outstanding SunCoke Leadership Recognition Awards.

Director Compensation

Prior to the IPO, the Governance Committee of Sunoco’s board of directors approved compensation for SunCoke’s independent directors. The compensation program for SunCoke’s independent directors is designed to attract experienced and highly qualified directors; provide appropriate compensation for their time, efforts, commitment and contributions to SunCoke and SunCoke’s shareholders; and align the interests of the independent directors and SunCoke’s shareholders. In making this determination, the Sunoco Governance Committee engaged an independent compensation consultant, Semler Brossy Consulting Group, LLC, to review director compensation at peer companies. Equity-based compensation represents a substantial portion of the total compensation package in order to better align the interests of independent directors with the interests of SunCoke’s shareholders. Under the director compensation program, the director retainer is $165,000 annually, $65,000 (39 percent) paid in cash and $100,000 (61 percent) in the form of shares of SunCoke common stock. The Lead Director, all Committee Chairs and Audit Committee members receive an additional annual retainer for their service. The independent directors may elect to take all or a portion of their cash retainers in the form of stock. The retainers are paid quarterly. The table below summarizes the structure of SunCoke’s director compensation program.

BOARD SERVICE
Annual Retainer (Cash Portion)		$65,000
Annual Retainer (Stock Portion)		$100,000

TOTAL (excluding Committee Chair Retainers, Audit Committee Member Retainer and Lead Director Retainer)		$165,000

COMMITTEE SERVICE
Annual Committee Chair Retainers:
• Audit Committee Chair • Compensation Committee Chair • All Other Committee Chairs Annual Audit Committee Member Retainer	$ $ $ $	20,000 15,000 10,000 10,000

Annual Lead Director Retainer		$25,000

Business Expenses. Directors are reimbursed for their business expenses related to their attendance at SunCoke meetings, including lodging, meals and transportation to and from board and committee meetings (e.g., commercial flights, trains, cars and parking). When traveling on SunCoke business, a director may occasionally be accompanied by his or her spouse. When a director’s spouse accompanies the director to a SunCoke function, the travel expenses of the director’s spouse will be reimbursed.

Retainer Stock Plan for Outside Directors. The Retainer Stock Plan for independent directors allows for the payment of a portion of the independent directors’ annual retainer in stock. The retainer is paid quarterly in shares of common stock having an aggregate market value at the time of payment approximately equal to one-fourth of the annual stock-based retainer. The plan also provides that each director may elect to similarly receive payment of all or a portion of his or her cash retainer(s) in the form of common stock. There are 500,000 shares of SunCoke common stock authorized for issuance under the Retainer Stock Plan for Outside Directors.

Directors’ Deferred Compensation Plan. The SunCoke Directors’ Deferred Compensation Plan permits independent directors to defer a portion of their compensation. Payments of compensation deferred under the Directors’ Deferred Compensation Plan will be made at, or commence on January 15th of the calendar year following the calendar year in which the independent director ceases to provide services to SunCoke, with any successive annual installment payments to be made not earlier than January 15th of each such year. Each independent director has the option to designate his or her deferred compensation as share units, cash units, or a combination of both. Cash units accrue interest at a rate set annually by the Governance Committee of SunCoke’s board of directors. A share unit is treated as if it were invested in shares of SunCoke common stock, but it does not have voting rights. If share units are chosen, dividend equivalents are credited in the form of additional share units. Share units are settled in cash based upon the average closing price for a share of SunCoke common stock for the ten trading days on the applicable stock exchange immediately prior to the payment date.

Directors’ Stock Ownership Guidelines. Each independent director is expected to own the lesser of (i) 15,000 shares of SunCoke common stock or (ii) shares of SunCoke common stock with a market value equal to at least five times the independent director’s annual cash retainer, in either case within five years of joining the SunCoke board of directors.

Treatment of Outstanding Sunoco Equity Awards Held by Our Employees

The following is a summary of adjustments to outstanding Sunoco stock options, Sunoco performance stock units and Sunoco common stock units held by SunCoke employees that will occur upon completion of the distribution.

Sunoco Stock Options

Each vested and unvested stock option to purchase shares of Sunoco common stock held by a SunCoke employee will convert into an option to purchase shares of SunCoke common stock, with adjustments to the number of shares subject to each option and the option exercise prices based on the values of Sunoco common stock and SunCoke common stock at the time of the distribution. Except as otherwise described above, following the distribution, the converted SunCoke options will have the same terms and conditions, including the same exercise and vesting periods, as the options to purchase Sunoco common stock had immediately prior to the distribution.

Sunoco Performance Stock Units (2009-2011 Performance Cycle)

The Sunoco performance stock units (2009-2011 performance cycle) held by SunCoke employees will convert into SunCoke performance stock units, with adjustments to the number of performance stock units based on the values of Sunoco common stock and SunCoke common stock at the time of the distribution. Except as otherwise described above, following the distribution, the converted SunCoke performance stock units will have the same terms and conditions as the Sunoco performance stock units had immediately prior to the distribution.

Sunoco Performance Stock Units (2010-2012 and 2011-2013 Performance Cycles)

The Sunoco performance stock units (2010-2012 and 2011-2013 performance cycles) held by SunCoke employees will convert into time vesting SunCoke common stock units with respect to the target number of shares of the original award, with adjustments to the number of common stock units based on the values of Sunoco common stock and SunCoke common stock at the time of the distribution. Except as otherwise described above, following the distribution, the converted SunCoke common stock units will have the same terms and conditions as the Sunoco performance stock units had immediately prior to the distribution.

Sunoco Time Vesting Common Stock Units

The time vesting Sunoco common stock units held by SunCoke employees will convert into SunCoke common stock units, with adjustments to the number of common stock units based on the values of Sunoco common stock and SunCoke common stock at the time of the distribution. Except as otherwise described above, following the distribution, the converted SunCoke common stock units will have the same terms and conditions, including the same vesting periods, as the Sunoco common stock units had immediately prior to the distribution.

2011 SunCoke Equity Award Grants

As of September 30, 2011, we had a total of (i) 1,454,651 stock options outstanding (79,293 stock options were cancelled during the period between the IPO and September 30, 2011) and (ii) 272,800 restricted stock units outstanding (13,542 were cancelled during the period between the IPO and September 30, 2011). The foregoing amounts include awards to Messrs. Henderson and Thomson pursuant to their letter agreements described under “Compensation Discussion and Analysis—SunCoke’s New Compensation Program—Letter Agreements,” as well as awards pursuant to offer letters that we have entered into with respect to certain of our employees. The SunCoke outstanding stock options (1) have a ten-year term, (2) have a per-share weighted-average exercise price equal to $17.25 and (3) generally vest in three equal annual installments, on the first, second and third anniversaries of the date of grant (in each case subject to continued employment through the applicable vesting date). The outstanding SunCoke restricted stock units generally vest as follows: (1) 50% of each SunCoke stock unit award vest in three equal annual installments, on the first, second and third anniversaries of the date of grant and (2) the remaining 50% of each SunCoke stock unit award vest on the fourth anniversary of the date of grant (in each case subject to continued employment through the applicable vesting date). All outstanding SunCoke equity awards will accelerate upon certain qualifying terminations of employment within twenty-four months following a change in control of SunCoke. The terms of certain SunCoke equity awards granted to Mr. Henderson and Mr. Thomson in July 2011 have vesting terms that vary from those set forth above based on the terms of their individual letter agreements described under “Compensation Discussion and Analysis—SunCoke’s New Compensation Program—Letter Agreements.”

Stock Ownership of Officers and Directors

To the extent our directors and officers own shares of Sunoco common stock at the time of the distribution, they will participate in the distribution on the same terms as other holders of Sunoco common stock. Certain of our directors and officer have also acquired shares of our common stock in connection with or following our IPO.

The following table sets forth the number of shares of Sunoco common stock and SunCoke common stock beneficially owned on December 5, 2011 by each director, our principal executive officer, our principal financial officer and our three other most highly compensated executive officers, identified in the “—Summary Compensation Table for the Fiscal Year Ended December 31, 2010” section above, and all of our directors and executive officers as a group. Except as otherwise noted, the individual director or executive officer or their family members had sole voting and investment power with respect to such securities. The total number of shares of Sunoco common stock outstanding as of December 5, 2011 was 106,757,344 and of SunCoke common stock outstanding as of December 5, 2011 was 70,005,781. No individual director or executive officer owned one percent or more of Sunoco’s or SunCoke’s outstanding common stock, nor did the directors and executive officers as a group.

Shares of Sunoco and SunCoke Common Stock Beneficially Owned by Executive Officers and Directors of SunCoke Energy, Inc. as of December 5, 2011

Name	Shares of Sunoco Common Stock Beneficially Owned		Percent of Class Outstanding	Shares of SunCoke Common Stock Beneficially Owned	Percent of Class Outstanding
Alvin Bledsoe	—		*	3,627	*
Denise R. Cade	—		*	—	*
Robert J. Darnall	—		*	6,927	*
Stacy L. Fox	10,066	(1)	*	6,000	*
Peter B. Hamilton	—		*	1,927	*
Frederick Henderson	—		*	18,000	*
Michael J. Hennigan	66,982	(1)	*	—	*
Brian P. MacDonald	49,554	(1)	*	10,000	*
Mark Newman	—		*	3,750	*
Michael J. Thomson	93,330	(1)(2)	*	15,000	*
Charmian Uy	15,666	(1)	*	1,000	*
Fay West	—		*	—	*
Dennis Zeleny	21,677	(1)	*	5,000	*
All Directors and Executive Officers as a group	257,275		*	71,231	*

(1)	Includes shares of Sunoco common stock which the following persons have the right to acquire as a result of the exercise of stock options within 60 days after December 5, 2011 under certain Sunoco plans:

Name	Shares
Stacy L. Fox	10,066
Michael J. Hennigan	65,770
Brian P. McDonald	36,033
Michael J. Thomson	71,000
Charmian Uy	15,666
Dennis Zeleny	20,943

(2)	Mr. Thomson has sole voting and investment power with respect to 11,444 shares and joint investment and/or voting power with respect to 10,000 shares, and he holds 886 shares indirectly through investment in the Sunoco Capital Accumulation Plan.
(*)	Represents holdings of less than one percent of Sunoco’s or SunCoke’s outstanding common stock.

ARRANGEMENTS BETWEEN SUNOCO AND OUR COMPANY

We and Sunoco entered into certain agreements that effected the separation of our business from Sunoco, provide a framework for our relationship with Sunoco after the separation and provide for the allocation between us and Sunoco of Sunoco’s assets, employees, liabilities and obligations (including its investments, property and employee benefits assets and liabilities) attributable to periods prior to, at and after our separation from Sunoco. The following is a summary of the terms of the material agreements that we entered into with Sunoco in connection with the separation. When used in this section, “separation date” refers to the date on which Sunoco contributed the SunCoke business to us, which occurred prior to the completion of the IPO, and the term “distribution date” refers to the date on which Sunoco will distribute its equity interest in us to the Sunoco shareholders through a spin-off.

The agreements summarized below are filed as exhibits to the registration statement of which this prospectus is a part.

Separation and Distribution Agreement

The separation and distribution agreement sets forth the agreements between us and Sunoco regarding the principal corporate transactions required to effect our separation from Sunoco, the IPO and the distribution of our shares to Sunoco’s shareholders, and other agreements governing the relationship between Sunoco and us.

The Separation

The separation and distribution agreement identified assets to be transferred, liabilities to be assumed and contracts to be assigned to each of us and Sunoco as part of the separation of Sunoco into two companies, and it provided for when and how these transfers, assumptions and assignments occurred. In particular, the separation and distribution agreement provided, among other things, for, subject to the terms and conditions contained therein:

•	the transfer to us or one of our subsidiaries of certain assets related to the businesses and operations of Sunoco’s cokemaking and coal mining businesses, which we refer to as the SunCoke Assets;

•

the retention by or transfer to us or one of our subsidiaries of certain liabilities (including whether accrued, contingent or otherwise) arising out of or resulting from the SunCoke Assets, and other liabilities related to the businesses and operations of Sunoco’s cokemaking and coal mining businesses, which we refer to as the SunCoke Liabilities;

•

the retention by or transfer to Sunoco or one of its subsidiaries of all of the assets and liabilities (including whether accrued, contingent or otherwise) other than the SunCoke Assets and SunCoke Liabilities (such assets and liabilities, other than the SunCoke Assets and the SunCoke Liabilities, are referred to as the Excluded Assets and Excluded Liabilities, respectively); and

•	the assignment, in part to us or our applicable subsidiaries or appropriate amendment of certain shared contracts.

Except as expressly set forth in the separation and distribution agreement or any other transaction agreements, all assets were transferred on an “as is,” “where is” basis and the respective transferees bore the economic and legal risks that (1) any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, and (2) any necessary consents or governmental approvals are not obtained or that any requirements of laws or judgments are not complied with.

Information in this prospectus with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the separation and distribution agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the separation and distribution agreement and the other transaction agreements relating to the separation are, and following the separation may continue to be, the legal or contractual liabilities or obligations of the other party. Each party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the separation and distribution agreement to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Claims

In general, each party to the separation and distribution agreement assumes liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Intercompany Accounts

All intercompany accounts between Sunoco and its subsidiaries, on the one hand, and SunCoke and its subsidiaries, on the other hand, were settled upon separation from Sunoco in accordance with the separation and distribution agreement.

Further Assurances

To the extent that any transfers contemplated by the separation and distribution agreement were not consummated on or prior to the date of the separation, the parties have agreed to cooperate to effect such transfers as promptly as practicable following the date of the separation. In addition, each of the parties agreed to cooperate with the other party and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the separation and distribution agreement and the other transaction agreements.

The Distribution

The separation and distribution agreement also governs the rights and obligations of Sunoco and our company regarding the proposed distribution by Sunoco to its shareholders of the shares of our common stock held by Sunoco following the IPO, which we also refer to in this prospectus as the “distribution.” On December 1, 2011, Sunoco announced that its board of directors had declared a special stock dividend to Sunoco shareholders of the shares of our common stock it owns. The distribution of the special stock dividend will be made by means of a spin-off, which is a pro rata distribution by Sunoco of the shares of our common stock it owns to holders of Sunoco’s common stock. The spin-off is scheduled to occur on January 17, 2012 and, upon completion of the spin-off, Sunoco will cease to own any shares of our common stock.

The separation and distribution agreement provides that Sunoco’s obligation to complete the distribution is subject to several conditions that must be satisfied (or waived by Sunoco in its sole discretion), including, among others:

•

the private letter ruling from the IRS that Sunoco has received to the effect that, among other things, the contribution by Sunoco of the cokemaking and coal mining businesses to us and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 and 368(a)(1)(D) of the Internal Revenue Code continuing in effect;

•	all governmental approvals necessary to consummate the distribution have been obtained and are in full force and effect;

•

all actions and filings necessary or appropriate under applicable securities laws in connection with the distribution will have been taken or made, and, where applicable, become effective or been accepted by the applicable governmental authority;

•	the approval for listing on the NYSE of the shares of our common stock to be distributed to the Sunoco shareholders in the distribution;

•

no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the related transactions are in effect, and no other event outside the control of Sunoco has occurred or failed to occur that prevents the consummation of the distribution or any of the related transactions; and

•	no other events or developments have occurred that, in the judgment of the Sunoco board of directors, would result in the distribution not being in the best interest of Sunoco or its shareholders.

Sunoco has received an opinion from Wachtell, Lipton, Rosen & Katz, counsel to Sunoco, to the effect that the contribution and distribution will qualify as a transaction that is described in Section 355 and 368(a)(1)(D) of the Internal Revenue Code, which receipt was a condition to the distribution.

Sunoco has the right to terminate its obligation to complete the distribution if, at any time, Sunoco’s board of directors determines, in its sole discretion, that the distribution is not in the best interests of Sunoco or its shareholders. In the event of such termination following the separation, neither party will have any liability to the other party under the separation and distribution agreement in respect of the distribution.

If the Sunoco board of directors terminates Sunoco’s obligation to complete the distribution or waives a material condition to the distribution after the date of this prospectus, we intend to issue a press release disclosing this waiver or file a current report on Form 8-K with the SEC.

We will cooperate with Sunoco to accomplish the distribution and will, at Sunoco’s direction, promptly take any and all actions necessary or desirable to effect the distribution, including, without limitation, the registration under the Securities Act of our common stock on an appropriate registration form or forms to be designated by Sunoco.

Covenants

We have agreed that, for so long as Sunoco beneficially owns at least 50 percent of the total voting power of our outstanding capital stock entitled to vote in the election of our board of directors, we will not (without Sunoco’s prior written consent):

•	take any action that would limit the ability of Sunoco to transfer its shares of our common stock or limit the rights of any transferee of Sunoco as a holder of our common stock;

•

if Sunoco beneficially owns at least 80 percent of the total voting power of our outstanding capital stock entitled to vote in the election of our board of directors, issue any shares of our capital stock or any rights, warrants or options to acquire our common stock if this could cause Sunoco to own (1) less than 80 percent of the total voting power of our outstanding capital stock entitled to vote in the election of our board of directors, (2) less than 80 percent of any class of capital stock not entitled to vote in the election of our board of directors, or (3) less than 80 percent of the value of our outstanding capital stock;

•	take any actions that could reasonably result in Sunoco being in breach of or in default under any contract or agreement;

•	incur any indebtedness that could be reasonably likely to adversely impact the credit rating of any indebtedness of Sunoco;

•	acquire any other businesses or assets or dispose of any of our assets, in each case with an aggregate value for all such transactions in excess of $20 million; or

•	acquire any equity interests in, or loan any funds to, third parties in excess of $10 million in the aggregate.

Employee Matters

The separation and distribution agreement allocates responsibility with respect to certain employee related matters, particularly with respect to Sunoco employee benefit plans in which any of our employees participate or SunCoke employee benefit plans which hold assets in joint trusts with Sunoco.

In addition, as further described below, the separation and distribution agreement provides for certain adjustments with respect to Sunoco equity compensation awards that will occur if Sunoco completes the distribution.

Sunoco Stock Options Held by SunCoke Employees. If the distribution occurs, each vested and unvested stock option to purchase shares of Sunoco common stock held by a SunCoke employee will convert into an option to purchase shares of SunCoke common stock, with adjustments to the number of shares subject to each option and the option exercise prices based on the values of Sunoco common stock and SunCoke common stock at the time of the distribution. Except as otherwise described above, following the distribution, the converted SunCoke options will have the same terms and conditions, including the same exercise and vesting periods, as the options to purchase Sunoco common stock had immediately prior to the distribution.

Sunoco Performance Stock Units Held by SunCoke Employees (2009-2011 Performance Cycle). If the distribution occurs, the Sunoco performance stock units (2009-2011 performance cycle) held by SunCoke employees will convert into SunCoke performance stock units, with adjustments to the number of performance stock units based on the values of Sunoco common stock and SunCoke common stock at the time of the distribution. Except as otherwise described above, following the distribution, the converted SunCoke performance stock units will have the same terms and conditions as the Sunoco performance stock units had immediately prior to the distribution.

Sunoco Performance Stock Units Held by SunCoke Employees (2010-2012 and 2011-2013 performance cycles). If the distribution occurs, the Sunoco performance stock units (2010-2012 and 2011-2013 performance cycles) held by SunCoke employees will convert into time vesting SunCoke common stock units with respect to the target number of shares of the original award, with adjustments to the number of common stock units based on the values of Sunoco common stock and SunCoke common stock at the time of the distribution. Except as otherwise described above, following the distribution, the converted SunCoke common stock units will have the same terms and conditions as the Sunoco performance stock units had immediately prior to the distribution.

Sunoco Time Vesting Common Stock Units Held by SunCoke Employees. If the distribution occurs, the time vesting Sunoco common stock units held by SunCoke employees will convert into SunCoke common stock units, with adjustments to the number of common stock units based on the values of Sunoco common stock and SunCoke common stock at the time of following the distribution. Except as otherwise described above, following the distribution, the converted SunCoke common stock units will have the same terms and conditions, including the same vesting periods, as the Sunoco common stock units had immediately prior to the distribution.

Sunoco Stock Options Held by Sunoco Directors, Sunoco Employees and Former Sunoco Employees. If the distribution occurs, each vested and unvested stock option to purchase shares of Sunoco common stock held by a Sunoco director, Sunoco employee or former Sunoco employee will convert into an option to purchase shares of Sunoco common stock and a fully vested option to purchase shares of SunCoke common stock, with adjustments to the number of shares subject to each option and the option exercise prices based on the values of Sunoco common stock and SunCoke common stock at the time of the distribution. The allocation of the pre-distribution Sunoco option award between Sunoco stock options and SunCoke stock options will be based upon the relative values of Sunoco and SunCoke at the time of the distribution. Except as otherwise described above, following the distribution, the converted options will have the same terms and conditions, including the same exercise periods, as the options to purchase Sunoco common stock had immediately prior to the distribution.

The conversion of Sunoco equity awards into SunCoke equity awards will be based on values of SunCoke common stock and Sunoco common stock (pre-distribution and post-distribution) determined in accordance with the terms of the separation and distribution agreement.

Auditors and Audits; Annual Financial Statements and Accounting

We have agreed that, for so long as Sunoco is required to consolidate our results of operations and financial position or account for its investment in our company under the equity method of accounting, we will:

•	not change our independent auditors without Sunoco’s prior written consent;

•	use our best efforts to enable our independent auditors to complete their audit of our financial statements in a timely manner so as to permit timely filing of Sunoco’s financial statements;

•

provide to Sunoco and its independent auditors all information required for Sunoco to meet its schedule for the filing and distribution of its financial statements and to make available to Sunoco and its independent auditors all documents necessary for the annual audit of our company as well as access to the responsible company personnel so that Sunoco and its independent auditors may conduct their audits relating to our financial statements;

•

adhere to certain specified Sunoco accounting policies and notify and consult with Sunoco regarding any changes to our accounting principles and estimates used in the preparation of our financial statements, and any deficiencies in, or violations of law in connection with, our internal control over financial reporting; and

•

consult with Sunoco regarding the timing and content of our earnings releases and cooperate fully (and cause our independent auditors to cooperate fully) with Sunoco in connection with any of its public filings.

Releases

Except as otherwise provided in the separation and distribution agreement or any other transaction agreements, each party released and forever discharged the other party and its respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation from Sunoco. The releases did not extend to obligations or liabilities under any agreements between the parties that remained in effect following the separation, which agreements included, but were not limited to, the separation and distribution agreement, the transition services agreement, the tax sharing agreement, and certain commercial agreements and the transfer documents in connection with the separation.

Indemnification

In addition, the separation and distribution agreement provided for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Sunoco’s business with Sunoco. Specifically, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and its officers, directors, employees and agents for any losses arising out of or otherwise in connection with:

•

the liabilities that each such party assumed or retained pursuant to the separation and distribution agreement (which, in the case of SunCoke, would include the SunCoke liabilities and, in the case of Sunoco, would include the excluded liabilities) and the other transaction agreements;

•	the operation of such party’s business (other than, in the case of Sunoco, our business);

•

any guarantee, indemnification obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of such party or its subsidiaries by the other party or any of its subsidiaries that survives following the separation date; and

•	any breach by such party of the separation and distribution agreement or the other transaction agreements.

Also, we will indemnify, defend and hold harmless Sunoco, its affiliates and subsidiaries and its officers, directors, employees and agents for any losses arising out of or otherwise in connection with any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in the IPO registration statement or in the IPO prospectus or necessary to make the statements in such registration statement or prospectus not misleading.

The separation and distribution agreement also specifies procedures with respect to claims subject to indemnification and related matters.

Access to Information

Under the separation and distribution agreement, we and Sunoco are obligated to provide each other access to information as follows:

•

subject to applicable confidentiality obligations and other restrictions, we and Sunoco will give each other any information within each other’s possession that the requesting party reasonably needs to comply with requirements imposed on the requesting party by a governmental authority, for use in any proceeding or to satisfy audit, accounting or similar requirements, or to comply with its obligations under the separation and distribution agreement or any ancillary agreement;

•

we will maintain in effect at our own cost and expense adequate systems and controls to the extent necessary to enable Sunoco and its subsidiaries to satisfy their respective reporting, accounting, audit and other obligations, and we will provide to Sunoco in such form as Sunoco may request, at no charge to Sunoco, all financial and other data and information as Sunoco determines necessary or advisable in order to prepare its financial statements and reports or filings with any governmental authorities, including copies of all quarterly and annual financial information and other reports and documents we intend to file with the SEC prior to such filings (as well as final copies upon filing), and copies of our budgets and financial projections;

•

subject to certain exceptions we and Sunoco will use reasonable efforts to make available to each other, our past, present and future directors, officers, other employees and representatives to the extent reasonably required as witnesses in any legal, administrative or other proceedings in which the other party may become involved;

•

the company providing information, consultant or witness services under the separation and distribution agreement will be entitled to reimbursement from the other for reasonable expenses incurred in providing this assistance;

•

we will retain certain information owned by us or in our possession relating to our business in accordance with Sunoco’s record retention policy and, if we intend to destroy this information prior to the end of the retention period required by Sunoco’s retention policy, we must give Sunoco the opportunity to take possession of the information; and

•

we and Sunoco will hold in strict confidence all proprietary information concerning or belonging to the other party for a five year period after the separation, unless legally required to disclose such proprietary information.

Insurance

The separation and distribution agreement provides for the allocation among the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the separation and will set forth procedures for the administration of insured claims. In addition, the separation and distribution agreement allocates between the parties the right to proceeds and the obligation to incur certain deductibles under certain insurance policies. The separation and distribution agreement also provides that Sunoco will obtain, subject to the terms of the agreement, certain directors and officers insurance policies to apply against certain pre-separation claims, if any.

Dispute Resolution

In the event of any dispute arising out of the separation and distribution agreement or certain of the other transaction agreements, subject to an accelerated process applicable to certain specified disputes, certain senior executives of the parties will negotiate a resolution within 45 days. If the parties are unable to resolve a dispute in this manner, such dispute will be resolved through mediation pursuant to the CPR Institute for Dispute Resolution Model Mediation Procedure. If the dispute is not resolved by mediation within 30 days of the selection of a mediator (unless the mediator chooses to withdraw sooner), either party may submit the dispute to be finally resolved by binding arbitration pursuant to the procedures set forth in the separation and distribution agreement and the CPR Rules for Non-Administered Arbitration as then in effect.

Expenses

Other than fees for SEC registration, FINRA, stock exchange listing, the transfer agent and registrar and Blue Sky fees and expenses, we did not pay any of the offering expenses related to the IPO. Sunoco paid all third-party costs, fees and expenses relating to the IPO, all of the reimbursable expenses of the underwriters pursuant to the underwriting agreement, all of the costs of producing, printing, mailing and otherwise distributing the prospectus, as well as the underwriting discounts and commissions. All third-party fees, costs and expenses paid or incurred in connection with the distribution will be paid by Sunoco. Except as otherwise set forth above or as provided in the separation and distribution agreement or other transaction agreements, all other costs and expenses will be borne by the party incurring such costs and expenses.

Termination

Sunoco has the right to terminate its obligation to complete the distribution if, at any time, Sunoco’s board of directors determines, in its sole discretion, that the distribution is not in the best interests of Sunoco or its shareholders. In the event of a termination of the separation and distribution agreement, only the provisions of the separation and distribution agreement that obligate the parties to pursue the distribution will terminate. The other provisions of the separation and distribution agreement and the other transaction agreements that Sunoco and we enter into will remain in full force and effect.

Contribution of the Claymont Investment Company

Concurrent with the separation of our business from Sunoco, Sunoco contributed The Claymont Investment Company, a wholly owned subsidiary of Sunoco, to us in order to transfer certain intercompany receivables from and intercompany notes payable to our Jewell, Indiana Harbor and other subsidiaries.

Registration Rights Agreement

We and Sunoco entered into a registration rights agreement pursuant to which we agreed that, upon the request of Sunoco, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock retained by Sunoco following the IPO. Such registration rights could be used to effect any sale of our common stock by Sunoco requiring registration under the Securities Act.

Shares Covered

The registration rights agreement covers all shares of our common stock that are held by Sunoco or, as set forth below in “—Transfer”, a permitted transferee of Sunoco.

Demand Registration

Sunoco may request registration under the Securities Act of all or any portion of our shares covered by the registration rights agreement and we will be obligated, subject to limited exceptions, to register such shares as requested by Sunoco. The maximum number of such requests, which we refer to as demand registrations, that we are required to effect is ten and, subject to certain exceptions, each request must cover more than five percent of the number of shares covered by the registration rights agreement (measured as of the time immediately following the completion of the IPO).

Terms of Each Offering

Sunoco will designate the terms of each offering effected pursuant to a demand registration, which may take any form, including a shelf registration, a convertible registration or an exchange registration.

Piggy-Back Registration Rights

If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our common stock held by Sunoco, Sunoco has the right to include its shares of our common stock in that offering.

Registration Expenses

We are generally responsible for all registration expenses in connection with the performance of our obligations under the registration rights provisions in the registration rights agreement. Sunoco is responsible for its own internal fees and expenses, any applicable underwriting discounts or commissions, any stock transfer taxes, and any fees and expenses of counsel to Sunoco.

Indemnification

The registration rights agreement contains indemnification and contribution provisions by us for the benefit of Sunoco and its affiliates and representatives and, in limited situations, by Sunoco for the benefit of us and any underwriters with respect to the information included in any registration statement, prospectus or related document.

Transfer

Sunoco may transfer shares covered by the registration rights agreement and, if such transfer consists of at least five percent of the number of shares covered by the registration rights agreement (measured as of the time immediately following the completion of the IPO), the holders of such transferred shares will be entitled to the benefits of the registration rights agreement, provided that each such transferee agrees to be bound by the terms of the registration rights agreement.

Duration

The registration rights under the registration rights agreement will remain in effect with respect to any shares covered by the registration rights agreement until:

•	such shares have been sold pursuant to an effective registration statement under the Securities Act;

•	such shares have been sold to the public pursuant to Rule 144 under the Securities Act and the shares are no longer restricted under the Securities Act; or

•	such shares have been sold in a transaction in which the transferee is not entitled to the benefits of the registration rights agreement.

Transition Services Agreement

On the Separation Date, we and Sunoco entered into a transition services agreement in connection with the separation. Pursuant to the transition services agreement, Sunoco provides certain support services to us, including, among others, information technology, treasury, risk management and insurance, tax, internal audit and various other corporate services, in each case consistent with the services provided by Sunoco to us before the separation. The charges for the transition services generally are intended to allow Sunoco to fully recover the costs directly associated with providing the services, plus all out-of-pocket costs and expenses, generally without profit. The services provided under the transition services agreement will terminate at various times specified in the agreement (generally terminating upon completion of the distribution). We may terminate certain specified services by giving prior written notice to Sunoco of such services and paying any applicable termination charge.

We have been preparing for the transition of the services to be provided by Sunoco under the transition services agreement from Sunoco, or third-party providers on behalf of Sunoco, to us. We anticipate that we will be in a position to complete the transition of those services on or before one year following the Separation Date.

The services provided under the transition services agreement will terminate at various times specified in the agreement (generally ranging from three months to one year after the completion of the Separation). The receiving party may terminate certain specified services by giving prior written notice to the provider of such services and paying any applicable termination charge.

Subject to certain exceptions, the liabilities of each party providing services under the transition services agreement will generally be limited to the aggregate charges (excluding any third-party costs and expenses included in such charges) actually paid to such party by the other party pursuant to the transition services agreement. The transition services agreement also provides that the provider of a service will not be liable to the recipient of such service for any special, indirect, incidental or consequential damages.

Tax Sharing Agreement

Allocation of Taxes

We and Sunoco entered into a tax sharing agreement that governs the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. In general, under the tax sharing agreement:

•

With respect to any periods (or portions thereof) ending at or prior to the distribution, we are responsible for any U.S. federal income taxes (including any interest or penalties thereon and any audit adjustment) and any U.S. state or local income taxes (including any interest or penalties thereon and any audit adjustment) reportable on a consolidated, combined or unitary return, in each case, as would be applicable to us if we filed tax returns on a standalone basis. With respect to any periods (or portions thereof) beginning after the distribution, we will be responsible for any U.S. federal, state or local income taxes of us or any of our subsidiaries.

•

Sunoco is responsible for any income taxes reportable on returns that include only Sunoco and its subsidiaries (excluding us and our subsidiaries), and we are responsible for any income taxes filed on returns that include only us and our subsidiaries.

•

Sunoco is responsible for any non-income taxes reportable on returns that include only Sunoco and its subsidiaries (excluding us and our subsidiaries), and we are responsible for any non-income taxes filed on returns that include only us and our subsidiaries.

We are generally not entitled to receive payment from Sunoco in respect of any of our tax attributes or tax benefits or any reduction of taxes of Sunoco. Moreover, Sunoco is generally entitled to refunds of income taxes with respect to periods (or portions thereof) ending at or prior to the distribution.

If we realize any refund, credit or other reduction in otherwise required tax payments in any period (or portion thereof) beginning after the distribution as a result of an audit adjustment resulting in taxes for which Sunoco would otherwise be responsible, then, subject to certain exceptions, we must pay Sunoco the amount of any such taxes for which Sunoco would otherwise be responsible. Further, if any taxes result to Sunoco as a result of a reduction in our tax attributes for a period (or portion thereof) ending at or prior to the distribution pursuant to an audit adjustment (relative to the amount of such tax attribute reflected on Sunoco’s tax return as originally filed), then, subject to certain exceptions, we are generally responsible to pay Sunoco the amount of any such taxes.

Our obligations under the tax sharing agreement are not limited in amount or subject to any cap. Further, even if we are not responsible for tax liabilities of Sunoco and its subsidiaries under the tax sharing agreement, we nonetheless could be liable under applicable tax law for such liabilities.

The tax sharing agreement also assigns responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In addition, the tax sharing agreement provides for cooperation and information sharing with respect to tax matters.

Sunoco is primarily responsible for preparing and filing any tax return with respect to the Sunoco affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined or unitary group for U.S. state or local income tax purposes that includes Sunoco or any of its subsidiaries. Under the tax sharing agreement, we generally will be responsible for preparing and filing any tax returns that include only us and our subsidiaries for tax periods beginning after the distribution.

Sunoco generally has exclusive authority to control tax contests related to any tax returns of the Sunoco affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined or unitary group for U.S. state or local income tax purposes that includes Sunoco or any of its subsidiaries. We generally have exclusive authority to control tax contests with respect to tax returns that include only us and our subsidiaries for tax periods beginning after the distribution.

Preservation of the Tax-free Status of the Distribution

Sunoco and we intend the contribution and distribution, taken together, to qualify as a reorganization pursuant to which no gain or loss is recognized by Sunoco or its shareholders for federal income tax purposes under Sections 355, 368(a)(1)(D) and related provisions of the Internal Revenue Code. Sunoco has received a private letter ruling from the Internal Revenue Service to such effect and has received an opinion from its outside tax advisor to such effect. In connection with the ruling and the opinion, we made or will make, respectively, certain representations regarding our company and our business and Sunoco made or will make, respectively, certain representations regarding it and its business.

We have also agreed to certain restrictions that are intended to preserve the tax-free status of the contribution and the distribution. We may take certain actions otherwise prohibited by these covenants if Sunoco receives a private letter ruling from the IRS or if we obtain, and provide to Sunoco, an opinion from a U.S. tax counsel or accountant of recognized national standing, in either case, acceptable to Sunoco in its sole and absolute discretion to the effect that such action would not jeopardize the tax-free status of the contribution and the distribution. These covenants include restrictions on our:

•	issuance or sale of stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements);

•	sales of assets outside the ordinary course of business; and

•	entering into any other corporate transaction which would cause us to undergo a 50 percent or greater change in our stock ownership.

We have generally agreed to indemnify Sunoco and its affiliates against any and all tax-related liabilities incurred by them relating to the contribution or the distribution to the extent caused by an acquisition of our stock or assets, or other actions of ours. This indemnification applies even if Sunoco has permitted us to take an action that would otherwise have been prohibited under the tax-related covenants as described above.

Guaranty, Keep Well, and Indemnification Agreement

We and Sunoco entered into a guaranty, keep well, and indemnification agreement. Under this agreement, we: (1) guarantee the performance of certain obligations of our subsidiaries, prior to the date that Sunoco or its affiliates may become obligated to pay or perform such obligations, including the repayment of a loan from Indiana Harbor Coke Company L.P.; (2) indemnify, defend, and hold Sunoco and its affiliates harmless against all liabilities relating to these obligations; and (3) restrict the assets, debts, liabilities and business activities of one of our wholly owned subsidiaries, so long as certain obligations of such subsidiary remain unpaid or unperformed. In addition, we release Sunoco from its guaranty of payment of a promissory note owed by one of our subsidiaries to another of our subsidiaries.

Intellectual Property Agreements

As we hold the rights to our patents and other intellectual property, we will not have any material agreements with Sunoco relating to patents or intellectual property.

Commercial Agreements

Steam Agreement

We were a party to a steam purchase and sale agreement with Sunoco whereby the first phase of our Haverhill cokemaking facility provides steam to the adjacent chemical plant owned by Sunoco for use in its production process. On October 31, 2011, Sunoco completed the sale of its chemical plant adjacent to our Haverhill cokemaking facility to an affiliate of Goradia Capital LLC. We have consented to the assignment of the steam purchase and sale agreement to the purchaser of the chemical plant, effective upon the closing of the sale transaction.

Review and Approval of Related-Party Transactions

Our board has adopted a written policy that applies to interested transactions with related parties. For purposes of the policy, interested transactions include transactions, arrangements or relationships involving amounts greater than $100 thousand in the aggregate in which we are a participant and a related party has a direct or indirect interest. Related parties are deemed to include directors, director nominees, executive officers, owners of more than five percent of our common stock, or an immediate family member of the preceding group. The policy provides that a committee composed solely of independent directors will be responsible for the review and approval of all related-party transactions.

Such committee will review the material facts of all interested transactions that require the committee’s approval and either approve or disapprove of the entry into the interested transaction, subject to certain exceptions described below. The policy prohibits any director from participating in any discussion or approval of an interested transaction for which such director is a related party, except that such director is required to provide all material information concerning the interested transaction to the committee. As part of its review and approval of a related person transaction, such committee will consider whether the transaction is made on terms no less favorable than terms that would be generally available to an unaffiliated third-party under the same or similar circumstances, the extent of the related-party’s interest in the transaction and any other matters such committee deems appropriate.

Our related-party transactions policy also provides that certain interested transactions will have standing pre-approval from the committee. These include: (1) employment of executive officers if the compensation is disclosed in the proxy statement or approved by committee; (2) employment of an immediate family member with compensation less than $120 thousand; (3) director compensation that is disclosed in the proxy statement; (4) transactions with companies where the business is less than the larger of $1 million or two percent of the other company’s total revenues; (5) certain charitable contributions; (6) regulated transactions; (7) certain banking services; and (8) certain transactions available to all employees or third parties generally.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Credit Facilities

The Company entered into a Credit Agreement dated as of July 26, 2011 with JPMorgan Chase Bank, N.A., as administrative agent, and the other parties thereto (the “Credit Agreement”). The Credit Agreement provides for a seven-year term loan in a principal amount of $300 million (the “Term Loan”), repayable in equal quarterly installments at a rate of 1.00% of the original principal amount per year, with the balance payable on the final maturity date. The proceeds of the Term Loan were used to repay certain intercompany indebtedness to the Company’s majority owner, Sunoco, to pay related fees and expenses and for general corporate purposes.

The Credit Agreement also provides for a five-year $150.0 million revolving facility (the “Revolving Facility”). The proceeds of any loans made under the Revolving Facility can be used to finance capital expenditures, acquisitions, working capital needs and for other general corporate purposes. Additionally, the Credit Agreement provides for up to $75.0 million in uncommitted incremental facilities (the “Incremental Facilities”) that are available subject to the satisfaction of certain conditions.

Borrowings under the Credit Agreement bear interest, at the Company’s option, at either (i) base rate plus an applicable margin or (ii) LIBOR plus an applicable margin. The applicable margin on Term Loan is (i) in the case of base rate loans, 2.00% per annum and (ii) in the case of LIBOR loans 3.00% per annum. The applicable margin on loans made under the Revolving Facility is determined by reference to a consolidated leverage ratio based pricing grid.

The Credit Agreement contains certain covenants, restrictions and events of default including, but not limited to, maintaining a maximum consolidated leverage ratio and a minimum consolidated interest coverage ratio and limitations on the ability of the Company and certain of the Company’s subsidiaries to (i) incur indebtedness, (ii) pay dividends or make other distributions, (iii) prepay, redeem or repurchase certain debt, (iv) make loans and investments, (v) sell assets, (vi) incur liens, (vii) enter into transactions with affiliates and (viii) consolidate or merge. In addition, under certain circumstances, the Term Loan is subject to mandatory principal prepayments.

The obligations under the Credit Agreement are guaranteed by certain of the Company’s subsidiaries and secured by liens on substantially all of the Company’s and the guarantors’ assets pursuant to a Guarantee and Collateral Agreement, dated as of July 26, 2011, among the Company, the subsidiaries of the Company party thereto and JPMorgan Chase Bank, N.A., as administrative agent, and certain other security agreements.

DESCRIPTION OF NOTES

In this description of notes, “Company,” “we,” “our” and “us” refer only to SunCoke Energy, Inc. and any successor obligor, and not to any of its subsidiaries. You can find the definitions of certain terms used in this description under “—Certain definitions.”

The Company issued the outstanding unregistered 7 5/8% Senior Notes due 2019 under an Indenture dated July 26, 2011 among the Company, the Guarantors and The Bank of New York Mellon Trust Company, N.A. as trustee (the “Indenture”) in a private transaction not subject to the registration requirements of the Securities Act. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”). Unless the context requires otherwise, references to the “notes” include the outstanding notes and the exchange notes.

The following is a summary of the material provisions of the Indenture. Because this is a summary, it may not contain all the information that is important to you. You should read the Indenture in its entirety because it, and not this description, defines the Company’s obligations and your rights as holders of the notes. Copies of the Indenture are available as described under “Where You Can Find Additional Information.”

Basic Terms of the Notes

The notes were initially issued in an aggregate principal amount of $400,000,000 and will mature on August 1, 2019. The notes are unsecured unsubordinated obligations of the Company, ranking equally in right of payment with all existing and future unsubordinated obligations of the Company. Interest on the notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the issue date of the notes. Interest is payable semiannually in arrears on each February 1 and August 1, commencing February 1, 2012, to holders of record on the January 15 or July 15 immediately preceding the interest payment date. The notes bear interest on overdue principal, and, to the extent lawful, pay interest on overdue interest, at 1% per annum higher than the rate otherwise applicable to the notes. No interest will be paid on outstanding notes following their acceptance for exchange.

General

Interest is computed on the basis of a 360-day year of twelve 30-day months. Additional interest is payable in certain circumstances if the Company does not consummate the exchange offer (or shelf registration, if applicable) as further described under “Exchange Offer.”

Additional Notes

Subject to the covenants described below, the Company may issue additional notes in an unlimited amount from time to time under the Indenture having the same terms in all respects as the notes except that interest will accrue on the additional notes from their date of issuance. The notes and any additional notes subsequently issued would be treated as a single class for all purposes under the Indenture and will vote together as one class on all matters with respect to the notes.

Guarantees

The obligations of the Company pursuant to the notes, including any repurchase obligation resulting from a Change of Control, are unconditionally guaranteed, jointly and severally, on an unsecured basis, by each Restricted Subsidiary of the Company that guarantees the Credit Facilities of the Company. If any Restricted Subsidiary guarantees the Credit Facilities of the Company (including any newly acquired or created Restricted Subsidiary) after the date of the Indenture, the Restricted Subsidiary must provide a guarantee of the notes (each such Guarantee, a “Note Guaranty”).

Each Note Guaranty is limited to the maximum amount that would not render the Guarantors’ obligations subject to avoidance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable provision of state law. By virtue of this limitation, a Guarantor’s obligation under its Note Guaranty could be significantly less than amounts payable with respect to the notes, or a Guarantor may have effectively no obligation under its Note Guaranty. See “Risk Factors—Risks Related to the Notes—Federal and state fraudulent transfer laws may permit a court to void the notes and/or the guarantees, and if that occurs, you may not receive any payments on the notes.”

The Note Guaranty of a Guarantor will terminate upon:

(1)	a sale or other disposition (including by way of consolidation or merger or otherwise) of the Guarantor or the sale or disposition of all or substantially all the assets of the Guarantor (other than to the Company or a Restricted Subsidiary) otherwise permitted by the Indenture,

(2)	a sale of the majority of the Capital Stock of a Guarantor to a third Person otherwise permitted by the Indenture, after which the applicable Guarantor is no longer a Restricted Subsidiary,

(3)	upon a liquidation or dissolution of a Guarantor so long as no Default or Event of Default occurs as a result thereof,

(4)	the designation by the Company in accordance with the Indenture of the Guarantor as an Unrestricted Subsidiary or the Guarantor otherwise ceases to be a Restricted Subsidiary in accordance with the Indenture,

(5)	defeasance or discharge of the notes, as provided in “—Defeasance and discharge,” or

(6)	the release, other than the discharge through payment by the Guarantor, of all other Guarantees by such Restricted Subsidiary of the Credit Facilities of the Company.

Ranking

The notes and guarantees are general unsecured obligations of the Company and the Guarantors and rank senior in right of payment to all existing and future Debt of the Company or any such Guarantor, as applicable, that is, by its terms, expressly subordinated in right of payment to the notes or the guarantees thereof and rank pari passu in right of payment with all existing and future Debt of the Company or any such Guarantor that is not so subordinated. The notes and the guarantees effectively rank junior to all secured debt of the Company and the Guarantors, as applicable, to the extent of the value of the collateral securing such Debt. Although the Indenture contains limitations on the amount of additional secured Debt that the Company and its Restricted Subsidiaries may incur, the amount of additional secured Debt could be substantial. See “Risk factors—Risks Related to the Notes—The notes are effectively subordinated to our and our subsidiary guarantors’ indebtedness under our credit facilities and our other secured indebtedness to the extent of the value of the property securing that indebtedness” and “Capitalization.”

None of the Company’s current or future joint ventures, Unrestricted Subsidiaries or Foreign Subsidiaries guarantee or are expected to guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor entities, claims of creditors of these non-guarantor entities, including trade creditors, secured creditors and creditors holding debt and guarantees issued by these entities, and claims of preferred stockholders (if any) of those entities generally will have priority with respect to the assets and earnings of those entities over the claims of creditors of the Company or the Guarantors, including holders of the notes. The notes and each Note Guaranty therefore are effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of such non-guarantor entities.

Although the Indenture limits the incurrence of Debt and Preferred Stock of Restricted Subsidiaries, the limitation is subject to a number of significant exceptions and the amount incurred could nevertheless be substantial, and could be incurred by the Company, any Guarantors or the Company’s subsidiaries (other than any Guarantors). Moreover, the Indenture does not impose any limitation on the incurrence by Restricted Subsidiaries of liabilities that are not considered Debt or Preferred Stock under the Indenture. See “—Certain covenants—Limitation on debt and preferred stock.”

Optional Redemption

Except as set forth in the next three paragraphs, the notes are not redeemable at the option of the Company.

At any time prior to August 1, 2014, the Company may redeem the notes, in whole or in part, on not less than 30 nor more than 60 days’ prior notice, by paying a redemption price equal to 100% of the principal amount of the notes to be redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

At any time and from time to time on or after August 1, 2014, the Company may redeem the notes, in whole or in part, at a redemption price equal to the percentage of principal amount set forth below plus accrued and unpaid interest to the redemption date.

12-month period commencing August 1 in Year	Percentage
2014	105.719%
2015	103.813%
2016	101.906%
2017 and thereafter	100.000%

At any time and from time to time prior to August 1, 2014, the Company may redeem the notes with the net cash proceeds received by the Company from one or more Equity Offerings at a redemption price equal to 107.625% of the principal amount plus accrued and unpaid interest to the redemption date, in an aggregate principal amount for all such redemptions not to exceed 35% of the original aggregate principal amount of the notes, including additional notes, provided that:

(1)	in each case, the redemption takes place not later than 180 days after the closing of the related Equity Offering, and

(2)	not less than 50% of the aggregate principal amount of the notes originally issued on the Issue Date remains outstanding immediately thereafter.

Selection and notice

If fewer than all of the notes are being redeemed, the trustee will select the notes to be redeemed pro rata, by lot or by such similar method in accordance with the procedures of DTC, in denominations of $2,000 principal amount and multiples of $1,000 above that amount. Upon surrender of any note redeemed in part, the holder will receive a new note equal in principal amount to the unredeemed portion of the surrendered note. Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

No Mandatory Redemption or Sinking Fund

There will be no mandatory redemption or sinking fund payments for the notes.

Suspension of Covenants

During any period of time after the Issue Date that (i) the notes are rated Investment Grade by each of S&P and Moody’s (or, if either (or both) of S&P and Moody’s have been substituted in accordance with the definition of “Rating Agencies”), by each of the then applicable Rating Agencies) and (ii) no Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), the Company and its Restricted Subsidiaries will not be subject to the covenants in the Indenture specifically listed under the following captions in this “Description of Notes” section of this prospectus (the “Suspended Covenants”):

(1)	“—Certain covenants—Limitation on debt and preferred stock”;

(2)	“—Certain covenants—Limitation on Restricted Payments”;

(3)	“—Certain covenants—Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

(4)	“—Certain covenants—Limitation on asset sales”;

(5)	“—Certain covenants—Limitation on transactions with affiliates”; and

(6)	clause (a)(3) of “Consolidation, merger or sale of assets—The Company.”

Additionally, at such time as the above referenced covenants are suspended (a “Suspension Period”), the Company will no longer be permitted to designate any Restricted Subsidiary as an Unrestricted Subsidiary unless the Company would have been permitted to designate such Subsidiary as an Unrestricted Subsidiary if a Suspension Period had not been in effect for any period and such designation shall be deemed to have created a Restricted Payment as set forth below under the heading “—Limitation on Restricted Payments” following the Reversion Date (as defined below).

In the event that the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) the condition set forth in clause (i) of the first paragraph of this section is no longer satisfied, then the Company and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants with respect to future events. Notwithstanding that the Suspended Covenants may be reinstated, no Default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during the Suspension Period.

On each Reversion Date, all Debt incurred during the Suspension Period prior to such Reversion Date will be deemed to be Debt incurred pursuant to clause (b)(9) under the “Limitation on debt and preferred stock” covenant. For purposes of calculating the amount available to be made as Restricted Payments under clause (3) of clause (a) of the “Limitation on Restricted Payments” covenant, calculations under such covenant shall be made as though such covenant had been in effect during the entire period of time after the Issue Date (including the Suspension Period). Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under clause (3) of clause (a) of the “Limitation on Restricted Payments” covenant except to the extent set forth in clause (b) of such covenant. For purposes of the “Limitation on asset sales” covenant, on the Reversion Date, the amount of Excess Proceeds will be reset to the amount of Excess Proceeds in effect as of the first day of the Suspension Period ending on such Reversion Date.

There can be no assurance that the notes will ever achieve or maintain a rating of Investment Grade from any Rating Agency.

Certain Covenants

The Indenture contains covenants including, among others, the following:

Limitation on debt and preferred stock

(a)	The Company:

(1)	will not, and will not permit any of its Restricted Subsidiaries to, Incur any Debt; and

(2)	will not permit any Restricted Subsidiary to Incur any Preferred Stock (other than Preferred Stock of Restricted Subsidiaries held by the Company or a Restricted Subsidiary, so long as it is so held);

provided that the Company or any Restricted Subsidiary may Incur Debt (including Acquired Debt) and any Restricted Subsidiary may Incur Preferred Stock if, on the date of the Incurrence, after giving effect to the Incurrence and the receipt and application of the proceeds therefrom, the Fixed Charge Coverage Ratio is not less than 2.0:1.0 (the “Fixed Charge Coverage Ratio Test”).

(b) Notwithstanding the foregoing, the Company and, to the extent provided below, any Restricted Subsidiary may Incur the following (“Permitted Debt”):

(1)	Debt of the Company and the Guarantors pursuant to Credit Facilities; provided that the aggregate principal amount at any time outstanding does not exceed the greater of (i) $550.0 million and (ii) 41.50% of Consolidated Net Tangible Assets determined at the time of Incurrence;

(2)	Debt of the Company or any Restricted Subsidiary owed to the Company or any Restricted Subsidiary so long as such Debt continues to be owed to the Company or a Restricted Subsidiary and which, if the obligor is the Company or a Guarantor and if the Debt is owed to a non-Guarantor, is subordinated in right of payment to the notes;

(3)	Debt of the Company pursuant to the notes (other than additional notes) or any exchange notes and Debt of any Guarantor pursuant to a Note Guaranty of the notes (including additional notes) or any exchange notes;

(4)	Debt constituting an extension or renewal of, replacement of, or substitution for, or issued in exchange for, or the net proceeds of which are used to repay, redeem, repurchase, replace, refinance or refund, including by way of defeasance (all of the above, for purposes of this clause, “refinance”) then outstanding Debt (“Permitted Refinancing Debt”) in an amount not to exceed the principal amount of the Debt so refinanced, plus premiums, fees and expenses; provided that

(A)	in case the Debt to be refinanced is subordinated in right of payment to the notes, the new Debt, by its terms or by the terms of any agreement or instrument pursuant to which it is outstanding, is expressly made subordinate in right of payment to the notes at least to the extent that the Debt to be refinanced is subordinated to the notes,

(B)	(i) the new Debt does not have a Stated Maturity prior to the earlier of (x) the Stated Maturity of the Debt to be refinanced and (y) 91 days following the maturity date of the notes, and (ii) the Average Life of the new Debt is at least equal to the shorter of (x) the remaining Average Life of the Debt to be refinanced and (y) the remaining Average Life that would result if all payments of principal on the Debt being refinanced that were due on or after the date that is 91 days following the maturity date of the notes were instead due on such date,

(C)	in no event may Debt of the Company or any Guarantor be refinanced pursuant to this clause by means of any Debt of any Restricted Subsidiary that is not a Guarantor; and

(D)	Debt Incurred pursuant to clauses (1), (2), (5), (6), (7), (11), (12), (13), (15), (16) and (17) may not be refinanced pursuant to this clause but Debt incurred pursuant to clause (a) or any other clause of this paragraph (b) may be refinanced under this clause

(5)	Hedging Agreements of the Company or any Restricted Subsidiary not entered into for speculation;

(6)	Debt of the Company or any Restricted Subsidiary in connection with one or more standby or trade-related letters of credit, performance bonds, bid bonds, appeal bonds, bankers acceptances, insurance obligations, workers’ compensation claims, health or other types of social security benefits, surety bonds, completion guarantees or other similar bonds and obligations, including self-bonding arrangements, issued by the Company or a Restricted Subsidiary in the ordinary course of business or pursuant to self-insurance obligations and not in connection with the borrowing of money or the obtaining of advances;

(7)	Debt arising from agreements of the Company or any Restricted Subsidiaries providing for indemnification, adjustment of purchase price, earnouts or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or any Subsidiary;

(8)	Acquired Debt or Debt Incurred to finance an acquisition of Persons that are acquired by the Company or any of its Restricted Subsidiaries or merged into the Company or a Restricted Subsidiary in accordance with the terms hereof, provided that on the date of Incurrence after giving effect to such acquisition and the Incurrence thereof, either (a) the Company could Incur at least $1.00 of Debt under the Fixed Charge Coverage Ratio Test or (b) the Fixed Charge Coverage Ratio is (i) greater than 1.5:1.0 and (ii) no less than immediately prior to such Incurrence;

(9)	Debt of the Company or any Restricted Subsidiary outstanding on the Issue Date;

(10)	(A) Debt of any Person in existence on the date such Person becomes a Restricted Subsidiary as a result of an acquisition by the Company and its other Restricted Subsidiaries or (B) Debt of the Company or any Restricted Subsidiary incurred to finance the acquisition, construction, development, design, installation or improvement of any assets (real or personal), including Capital Lease Obligations, mortgage financings, industrial revenue bonds, purchase money obligations, Disqualified Equity Interests, synthetic lease obligations and any Debt assumed in connection with the acquisition of any such assets (real or personal) or secured by a Lien on any such assets before the acquisition thereof; provided that the aggregate principal amount at any time outstanding of any Debt Incurred pursuant to this clause, including all Permitted Refinancing Debt Incurred to refund, refinance or replace any Debt Incurred pursuant to this clause (10), may not exceed the greater of (x) $200.0 million and (y) 15.00% of Consolidated Net Tangible Assets determined at the time of Incurrence;

(11)	Debt of (A) the Company or any Guarantor consisting of Guarantees of Debt of the Company or any Guarantor otherwise permitted under this covenant, (B) any non-Guarantor consisting of Guarantees of Debt of another Non-Guarantor permitted under this covenant and (C) the Company or any Restricted Subsidiary consisting of Guarantees of Debt or other obligations of (i) Claymont to Indiana Harbor Partnership, as in effect on the Issue Date and (ii) the Company or any Restricted Subsidiary pursuant to or contemplated by the Transaction Documents;

(12)	shares of Preferred Stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary; provided that any subsequent transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an issue of Preferred Stock that was not permitted by this clause (12);

(13)	Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business;

(14)	Debt Incurred by any Foreign Restricted Subsidiary in an aggregate principal amount not to exceed, at any one time outstanding and together with any other Debt incurred under this clause (14), the greater of (x) $100.0 million and (y) 7.50% of Consolidated Net Tangible Assets determined at the time of Incurrence;

(15)	Debt of the Company or any Restricted Subsidiary consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply or other arrangements;

(16)	Debt Incurred by a Receivables Subsidiary in a Qualified Receivables Financing that is not recourse to the Company or a Restricted Subsidiary other than a Receivables Subsidiary (except for Standard Securitization Undertakings);

(17)	Subordinated Debt Incurred by the Company or any Restricted Subsidiary in an aggregate principal amount not to exceed at any one time outstanding $50.0 million;

(18)	Debt of the Company or any Restricted Subsidiary incurred in connection with any Sale and Leaseback Transaction, provided the Attributable Indebtedness with respect to all Sale and Leaseback Transactions in the aggregate shall not exceed the greater of (x) $50.0 million and (y) 3.75% of Consolidated Net Tangible Assets determined at the time of Incurrence; and

(19)	Debt of the Company or any Restricted Subsidiary Incurred on or after the Issue Date in an aggregate principal amount at any time outstanding not to exceed the greater of (x) $100.0 million and (y) 7.50% of Consolidated Net Tangible Assets determined at the time of Incurrence.

For purposes of determining compliance with this covenant, in the event that an item of Debt or Preferred Stock meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (19) above or is entitled to be incurred pursuant to paragraph (a) of this covenant, the Company shall, in its sole discretion, classify such item in any manner that would comply with this covenant if such Debt were incurred at the time of such reclassification, and such Debt or Preferred Stock will be treated as having been incurred pursuant to the clauses of Permitted Debt or paragraph (a) hereof, as the case may be, designated by the Company, and from time to time may change the classification of an item of Debt (or any portion thereof) to any other type of Debt described in the “Limitation on debt or preferred stock” covenant at any time in any manner that complies with this covenant, including pursuant to clause (a); provided that Debt under the Credit Agreement outstanding on the Issue Date shall be deemed at all times to be incurred under clause (1) of Permitted Debt. Notwithstanding any other provision of this covenant, the maximum amount of Debt that the Company or any Restricted Subsidiary may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

For purposes of determining compliance with any U.S. dollar denominated restriction on the incurrence of Debt where the Debt is denominated in a different currency, the amount of such Debt will be the U.S. Dollar Equivalent determined on the date of the establishment of the facility or instrument under which such Debt was incurred. The principal amount of any refinancing Debt incurred in the same currency as the Debt being refinanced will be the U.S. Dollar Equivalent of the Debt refinanced, except to the extent that the principal amount of the refinancing Debt exceeds the principal amount of the Debt being refinanced, in which case the U.S. Dollar Equivalent of such excess, as appropriate, will be determined on the date such refinancing Debt is incurred.

Accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount and the payment of interest or dividends in the form of additional Debt, Disqualified Stock or Preferred Stock of the same class will not be deemed to be an Incurrence of Debt or Preferred Stock for purposes of this covenant but will be included in subsequent calculations of the amount of outstanding Debt for purposes of Incurring future Debt; provided that such accrual, accretion, amortization or payment is included in the calculation of Fixed Charges.

Neither the Company nor any Guarantor may Incur any Debt that is subordinated in right of payment to other Debt of the Company or the Guarantor unless such Debt is also subordinated in right of payment to the notes or the relevant Note Guaranty on substantially identical terms.

Limitation on Restricted Payments

(a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly (the payments and other actions described in the following clauses being collectively “Restricted Payments”):

•

declare or pay any dividend or make any distribution on its Equity Interests (other than dividends or distributions paid in the Company’s Qualified Equity Interests) held by Persons other than the Company or any of its Restricted Subsidiaries;

•	purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company held by Persons other than the Company or any of its Restricted Subsidiaries;

•

repay, redeem, repurchase, defease or otherwise acquire or retire for value, or make any payment on or with respect to, any Subordinated Debt (other than (x) a payment of interest or principal at Stated Maturity thereof or the purchase, repurchase or other acquisition of any Subordinated Debt purchased in anticipation of satisfying a scheduled maturity sinking fund or amortization or other installment obligation, in each case due within one year of the date of acquisition or (y) a payment of Subordinated Debt incurred under clause (b)(2) of “—Limitation on debt and preferred stock”); or

•	make any Restricted Investment;

unless, at the time of, and after giving effect to, the proposed Restricted Payment:

(1)	no Default has occurred and is continuing,

(2)	the Company could Incur at least $1.00 of Debt under the Fixed Charge Coverage Ratio Test, and

(3)	the aggregate amount expended for all Restricted Payments made on or after the Issue Date would not, subject to paragraph (c), exceed the sum of:

(A)	50% of the aggregate amount of the Consolidated Net Income (or, if the Consolidated Net Income is a loss, minus 100% of the amount of the loss) accrued on a cumulative basis during the period, taken as one accounting period, beginning on the first day of the fiscal quarter immediately following the fiscal quarter during which the Issue Date occurs and ending on the last day of the Company’s most recently completed fiscal quarter for which internal financial statements are available, plus

(B)	subject to paragraph (c), the aggregate net proceeds, including cash proceeds and the Fair Market Value of property other than cash, received by the Company (other than from a Subsidiary) after the Issue Date:

(i)	from the issuance or sale of its Qualified Equity Interests, including by way of issuance of its Disqualified Equity Interests or other Debt to the extent since converted into Qualified Equity Interests of the Company, or

(ii)	as a contribution to its common equity, plus

(C)	an amount equal to the sum, for all Unrestricted Subsidiaries, of the following:

(x)	100% of any dividends, distributions or repayments of loans or advances received by the Company or a Restricted Subsidiary after the Issue Date from an Unrestricted Subsidiary (not included in Consolidated Net Income), plus

(y)	the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the assets less liabilities of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary, plus

(z)	100% of the aggregate amount received by the Company or any Restricted Subsidiary in cash and the Fair Market Value of property other than cash received by the Company or any Restricted Subsidiary from the sale (other than to the Company or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary, plus

(D)	the cash return, after the Issue Date, on any Restricted Investment made after the Issue Date, as a result of any sale for cash, repayment, redemption, liquidating distribution or other cash realization (not included in Consolidated Net Income); plus

(E)	any amount which previously qualified as a Restricted Payment made under paragraph (a) or (b)(10) on account of any Guarantee entered into by the Company or any Restricted Subsidiary; provided that such Guarantee has not been called upon and the obligation arising under such Guarantee no longer exists.

The amount of any Restricted Payment, if other than in cash, will be the Fair Market Value of the assets or securities proposed to be transferred or issued to or by the Company or such Restricted Subsidiary, as the case may be.

(b) The foregoing will not prohibit:

(1)	the payment of any dividend or distribution or the consummation of any redemption within 60 days after the date of declaration of the dividend or distribution or giving of the redemption notice, as the case may be, thereof if, at the date of declaration or notice, such payment would comply with paragraph (a);

(2)	dividends or distributions by a Restricted Subsidiary payable, on a pro rata basis or on a basis more favorable to the Company or any other Restricted Subsidiary, to all holders of any class of Equity Interests of such Restricted Subsidiary;

(3)	the repayment, redemption, repurchase, defeasance or other acquisition or retirement for value of Subordinated Debt with the proceeds of, or in exchange for, Permitted Refinancing Debt;

(4)	the purchase, redemption or other acquisition or retirement for value of Equity Interests of the Company in exchange for, or out of the proceeds of a substantially concurrent offering (with any offering within 45 days deemed as substantially concurrent) of, Qualified Equity Interests of the Company or of a contribution to the common equity of the Company;

(5)	the repayment, redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Debt of the Company or any Guarantor in exchange for, or out of the proceeds of, a cash or non-cash contribution to the capital of the Company or a substantially concurrent offering (with any offering within 45 days deemed as substantially concurrent) of, Subordinated Debt or Qualified Equity Interests of the Company;

(6)	any Investment acquired as a capital contribution to the Company or any Restricted Subsidiary, or made in exchange for, or out of the net cash proceeds of, a substantially concurrent offering (with any offering within 45 days deemed as substantially concurrent) of Qualified Equity Interests of the Company;

(7)	amounts paid for the purchase, redemption or other acquisition or retirement for value of Equity Interests of the Company held by current officers, directors or employees or former officers, directors or employees (or their estates or beneficiaries under their estates or their immediate family members), of the Company or any of its Restricted Subsidiaries upon death, disability, retirement, severance or termination of employment or pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement under which the Equity Interests were issued; provided that the aggregate cash consideration paid therefor in any calendar year after the Issue Date does not exceed an aggregate amount of $5.0 million (with unused amounts in any calendar year being permitted to be carried over for the two succeeding calendar years); provided that the amount in any calendar year may be increased by an amount not to exceed the sum of (i) cash proceeds received by the Company or any of its Restricted Subsidiaries from the sale of Qualified Equity Interests of the Company to officers, directors or employees of the Company and its Restricted Subsidiaries after the Issue Date and (ii) the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issue Date;

(8)	the repayment, redemption, repurchase, defeasance or other acquisition or retirement for value of any Subordinated Debt or Disqualified Equity Interests at a purchase price not greater than 101% of the principal amount thereof or liquidation preference in the event of (x) a change of control pursuant to a provision no more favorable to the holders thereof than “Repurchase of notes upon a change of control” or (y) an asset sale pursuant to a provision no more favorable to the holders thereof than “Limitation on asset sales,” provided that, in each case, prior to the repurchase the Company has made an Offer to Purchase and repurchased all notes issued under the Indenture that were validly tendered for payment in connection with the offer to purchase;

(9)	payments to fund cash payments in lieu of fractional shares upon exercise of options or warrants or conversion or exchange of convertible securities, repurchases of Equity Interests deemed to occur upon the exercise of options, warrants or other convertible securities to the extent such securities represent a portion of the exercise price of such options, warrants or other convertible securities and repurchases of Equity Interests in connection with the withholding of a portion of the Equity Interests granted or awarded to a director or an employee to pay for the taxes payable by such director or employee upon such grant or award;

(10)	other Restricted Payments in an aggregate amount not to exceed $50.0 million;

(11)	the declaration and payment of regularly scheduled or accrued dividends or distributions to the holders of any class or series of Disqualified Equity Interests, or Preferred Stock of any Restricted Subsidiary, issued on or after the Issue Date;

(12)	purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing;

(13)	Restricted Payments described in the Offering Memorandum related to the Transactions; and

(14)	mandatory redemptions of Disqualified Equity Interests issued as a Restricted Payment or as consideration for a Permitted Investment.

provided that, in the case of clauses (10) and (11) no Default has occurred and is continuing or would occur as a result thereof.

(c) Proceeds of the issuance of Qualified Equity Interests will be included under clause (3) of paragraph (a) only to the extent they are not applied as described in clause (4), (5) or (6) of paragraph (b). Restricted Payments pursuant to clause (2), (3), (4), (5), (6), (7), (9), (10), (11), (12) or (13) will not be included in making the calculations under clause (3) of paragraph (a).

For purposes of covenant compliance, the amount of any Investment shall be the amount actually invested, without adjustment for subsequent increases or decreases in the value of such Investment, less any amount paid, repaid, returned, distributed or otherwise received in cash in respect of such Investment.

Limitation on liens

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur or permit to exist any Lien of any nature whatsoever on any of its properties or assets, whether owned at the Issue Date or thereafter acquired, to secure any Debt other than Permitted Liens, without effectively providing that the notes are secured equally and ratably with or prior to (or, if the obligation to be secured by the Lien is subordinated in right of payment to the notes or any Note Guaranty, prior to) the obligations so secured for so long as such obligations are so secured.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

(a) Except as provided in paragraph (b), the Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to

(1)	pay dividends or make any other distributions on its Equity Interests to the Company or any Restricted Subsidiary,

(2)	pay any Debt owed to the Company or any other Restricted Subsidiary,

(3)	make loans or advances to the Company or any other Restricted Subsidiary, or

(4)	transfer any of its property or assets to the Company or any other Restricted Subsidiary.

(b) The provisions of paragraph (a) do not apply to any encumbrances or restrictions

(1)	existing on the Issue Date in the Credit Agreement, the Transaction Documents or any other agreements in effect on the Issue Date, and any amendments, modifications, restatements, extensions, renewals, replacements or refinancings of any of the foregoing; provided that the encumbrances and restrictions in the amendment, modification, restatement, extension, renewal, replacement or refinancing are, taken as a whole, no less favorable in any material respect to the noteholders than the encumbrances or restrictions being amended, modified, restated, extended, renewed, replaced or refinanced;

(2)	existing pursuant to the Indenture, the notes, exchange notes or the Note Guaranty (and any additional notes and related Note Guarantees);

(3)	existing under or by reason of applicable law, rule, regulation, approval, license, permit or order;

(4)	existing under any agreements or other instruments of, or with respect to:

(A)	any Person, or the property or assets of any Person, at the time the Person, or property or assets of any Person, is acquired by the Company or any Restricted Subsidiary, or

(B)	any Unrestricted Subsidiary at the time it is designated or is deemed to become a Restricted Subsidiary,

which encumbrances or restrictions (i) are not applicable to any other Person or the property or assets of any other Person and (ii) were not put in place in anticipation of such event and any amendments, modifications, restatements, extensions, renewals, replacements or refinancings of any of the foregoing; provided that the encumbrances and restrictions in the amendment, modification, restatement, extension, renewal, replacement or refinancing are, taken as a whole, no less favorable in any material respect to the noteholders than the encumbrances or restrictions being amended, modified, restated, extended, renewed, replaced or refinanced;

(5)	of the type described in clause (a)(4) arising or agreed to (i) in the ordinary course of business that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license, conveyance or similar contract, including with respect to intellectual property, (ii) that restrict in a customary manner, pursuant to provisions in partnership agreements, limited liability company organizational governance documents, joint venture agreements and other similar agreements, the transfer of ownership interests in, or assets of, such partnership, limited liability company, joint venture or similar Person or (iii) by virtue of any Lien on, or agreement to transfer, option or similar right with respect to any property or assets of, the Company or any Restricted Subsidiary;

(6)	with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of the Capital Stock of, or property and assets of, the Restricted Subsidiary pending closing of such sale or disposition that is permitted by the Indenture;

(7)	existing pursuant to Permitted Refinancing Debt; provided that the encumbrances and restrictions contained in the agreements governing such Permitted Refinancing Debt are, taken as a whole, no less favorable in any material respect to the noteholders than those contained in the agreements governing the Debt being refinanced;

(8)	consisting of restrictions on cash or other deposits or net worth imposed by customers, lessors, suppliers or required by insurance surety bonding companies, in each case, in the ordinary course of business;

(9)	existing pursuant to purchase money obligations for property acquired in the ordinary course of business and Capital Leases or operating leases that impose encumbrances or restrictions discussed in clause (a)(4) above on the property so acquired or covered thereby;

(10)	existing pursuant to any Debt Incurred by, or other agreement of, a Foreign Subsidiary or Restricted Subsidiary which is not a Guarantor, which restrictions are customary for a financing or agreement of such type;

(11)	existing pursuant to customary provisions in joint venture, operating or similar agreements, asset sale agreements, Sale and Leaseback Transactions and stock sale agreements required in connection with the entering into of such transaction;

(12)	any encumbrance or restriction of a Receivables Subsidiary effected in connection with a Qualified Receivables Financing; provided, however, that such restrictions apply only to such Receivable Subsidiary;

(13)	any encumbrance or restriction with respect to an Unrestricted Subsidiary pursuant to or by reason of an agreement that the Unrestricted Subsidiary is a party to or entered into before the date on which such Unrestricted Subsidiary became a Restricted Subsidiary; provided that such agreement was not entered into in anticipation of the Unrestricted Subsidiary becoming a Restricted Subsidiary and any such encumbrance or restriction does not extend to any assets or property of the Company or any other Restricted Subsidiary other than the assets and property of such Unrestricted Subsidiary;

(14)	any customary restrictions in respect of assets or contract rights acquired by Restricted Subsidiary in connection with a Sale and Leaseback Transaction; or

(15)	existing pursuant to any agreement or instrument relating to any Debt permitted to be Incurred subsequent to the Issue Date by “—Limitation on debt and preferred stock” (A) if the encumbrance and restrictions contained in any such agreement or instrument are, taken as a whole, no less favorable in any material respect to the noteholders than the encumbrances and restrictions contained in the Credit Agreement in effect as of the Issue Date (as determined in good faith by the Company) or (B) such encumbrance or restriction is, taken as a whole, no less favorable in any material respect to the noteholders than is customary in comparable financings (as determined in good faith by the Company) and the Company determines in good faith that such encumbrance or restriction will not materially affect the Company’s ability to make principal or interest payments on the notes as and when they become due.

Note Guaranties by Restricted Subsidiaries

If and for so long as any Restricted Subsidiary, directly or indirectly, guarantees the Credit Facilities incurred pursuant to clause (1) of Permitted Debt, such Restricted Subsidiary shall provide a Note Guaranty within 30 days, and, if the guaranteed Credit Facility is Subordinated Debt, the Guarantee of such guaranteed Credit Facility must be subordinated in right of payment to the Note Guaranty to at least the extent that the guaranteed Credit Facility is subordinated to the notes.

Repurchase of notes upon a change of control

Not later than 30 days following a Change of Control, the Company will make an Offer to Purchase (as defined below) all outstanding notes at a purchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the date of purchase; provided, however, that notwithstanding the occurrence of a Change of Control, the Company shall not be obligated to purchase the notes pursuant to this section in the event that, prior to the requirement to commence the Offer to Purchase the Company has mailed (and/or to the extent permitted by applicable procedures or regulations, electronically delivered) the notice to exercise its right to redeem all the notes under the terms of “Optional Redemption” and redeemed the notes in accordance with such notice.

An “Offer to Purchase” must be made by written offer, which will specify the principal amount of notes subject to the offer and the purchase price. The offer must specify an expiration date (the “expiration date”) not less than 30 days or more than 60 days after the date of the offer, and a settlement date for purchase (the “purchase date”) not more than five Business Days after the expiration date. The offer will contain instructions and materials necessary to enable holders to tender notes pursuant to the offer. If the Offer to Purchase is sent prior to the occurrence of the Change of Control, it may be conditioned upon the consummation of the Change of Control.

A holder may tender all or any portion of its notes pursuant to an Offer to Purchase, subject to the requirement that any portion of a note tendered must be in a multiple of $1,000 principal amount and in a minimum of $2,000 principal amount. Holders are entitled to withdraw notes tendered up to the close of business on the expiration date. On the purchase date the purchase price will become due and payable on each note accepted for purchase pursuant to the Offer to Purchase, and interest on notes purchased will cease to accrue on and after the purchase date.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of the notes pursuant to an Offer to Purchase pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions in the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

Holders may not be entitled to require us to purchase their notes in certain circumstances involving a significant change in the composition of our Board of Directors, including in connection with a proxy contest where our Board of Directors does not support a dissident slate of directors but approves them as continuing directors, even if our Board of Directors initially opposed the directors.

The Credit Agreement also provides that the occurrence of certain change of control events with respect to the Company or the repurchase of the notes upon a change of control may constitute a default thereunder.

In the event a Change of Control occurs at a time when the Company is prohibited by the terms of any other Debt from purchasing the notes or such requirement to purchase would result in a default thereunder, then prior to mailing (and/or to the extent permitted by applicable procedures or regulations, electronically delivering) the notice of a Change of Control to holders of the notes, but in any event within 30 days following any Change of Control, the Company shall (1) repay in full all obligations, and terminate all commitments, under such other Debt or (2) obtain the requisite consents under the agreements governing such other indebtedness to permit the repurchase of the notes. If such a consent is not obtained or borrowings repaid, the Company shall remain prohibited from purchasing the notes. The Company shall first comply with the provisions of this paragraph before it shall be required to repurchase the notes pursuant to the other provisions of this covenant “—Repurchase of notes upon a change of control.” The Company’s failure to comply with this paragraph (and any failure to send a notice of Change of Control as a result of the prohibition in this paragraph) may (with notice and lapse of time) constitute an Event of Default described in clause (4) of “Default and remedies—Events of Default”, but shall not constitute an Event of Default described in clause (1) of “Defaults and Remedies—Events of Default.”

If holders of not less than 90% of the aggregate principal amount of the outstanding notes accept an Offer to Purchase, and the Company purchases all of the Notes held by such holders, the Company will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following the purchase pursuant to the Offer to Purchase described above, to redeem all of the notes that remain outstanding following such purchase at a redemption price equal to 101% of the aggregate principal amount of the notes redeemed plus accrued and unpaid interest, if any, thereon to the date of redemption, subject to the right of the holders on the relevant record dates to receive interest due on an interest payment date.

Finally, the Company’s ability to pay cash to the noteholders following the occurrence of a Change of Control may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make the required purchase of the notes. See “Risk factors—Risks related to the notes—We may not be able to repurchase the notes upon a change of control.”

Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holder of the notes to require that the Company purchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The provisions under the Indenture relating to the Company’s obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived, modified or amended with the written consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes.

Limitation on asset sales

The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Sale unless the following conditions are met:

(1)	the Asset Sale is for at least Fair Market Value; and

(2)	at least 75% of the consideration received by the Company or its Restricted Subsidiaries consists of cash or Cash Equivalents.

For purposes of this clause (2), each of the following shall be deemed to be cash or Cash Equivalents:

(a)	the assumption by the purchaser of Debt or other obligations or liabilities (as shown on the Company’s most recent balance sheet or in the footnotes thereto) (other than Subordinated Debt or other obligations or liabilities subordinated in right of payment to the notes) of the Company or a Restricted Subsidiary pursuant to operation of law or a customary novation agreement,

(b)	Additional Assets,

(c)	instruments, notes, securities or other obligations received by the Company or such Restricted Subsidiary from the purchaser that are promptly, but in any event within 180 days of the closing, converted by the Company or such Restricted Subsidiary to cash or Cash Equivalents, to the extent of the cash or Cash Equivalents actually so received,

(d)	any Designated Non-cash Consideration received by the Company or such Restricted Subsidiary in the Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (d) that is at that time outstanding, not to exceed the greater of (x) $35.0 million and (y) 2.75% of Consolidated Net Tangible Assets at the time of receipt of such outstanding Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value), and

(e)	Marketable Securities.

(3)	Within 450 days after the receipt of any Net Cash Proceeds from an Asset Sale, the Net Cash Proceeds may be used:

(A)	to permanently repay secured Debt of the Company or a Guarantor or any Debt of a Restricted Subsidiary that is not a Guarantor owing to a Person other than the Company or a Restricted Subsidiary and, in each case, in the case of a revolving credit, permanently reduce the commitment thereunder by such amount, or

(B)	to acquire Additional Assets or to make capital expenditures in a Permitted Business.

A binding commitment to acquire Additional Assets or to make capital expenditures in a Permitted Business referred to in clause (B) shall be treated as a permitted application of the Net Cash Proceeds from the date of such commitment; provided that (x) such investment is consummated within 270 days after the end of the 450 day period referred to in the first sentence of this clause (3) and (y) if such acquisition is not consummated within the period set forth in subclause (x) or such binding commitment is terminated, the Net Cash Proceeds not so applied will be deemed to be Excess Proceeds (as defined below).

(4)	Pending the final application of any Net Cash Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest the Net Cash Proceeds in any manner not otherwise prohibited by the Indenture.

(5)	The Net Cash Proceeds of an Asset Sale not applied or invested pursuant to clause (3) within 450 days of the Asset Sale (or such later date as permitted by clause (3)) constitute “Excess Proceeds.” Excess Proceeds of less than $25.0 million will be carried forward and accumulated. When the aggregate amount of the accumulated Excess Proceeds equals or exceeds such amount, the Company must, within 30 days, make an Offer to Purchase notes having a principal amount equal to

(A)	accumulated Excess Proceeds, multiplied by

(B)	a fraction (x) the numerator of which is equal to the outstanding aggregate principal amount of the notes and (y) the denominator of which is equal to the outstanding aggregate principal amount of the notes and all pari passu Debt similarly required to be repaid, redeemed or tendered for in connection with the Asset Sale, rounded down to the nearest $1,000. The purchase price for the notes will be 100% of the principal amount plus accrued interest to the date of purchase. If the Offer to Purchase is for less than all of the outstanding notes and notes in an aggregate principal amount in excess of the purchase amount are tendered and not withdrawn pursuant to the offer, the Company will purchase notes having an aggregate principal amount equal to the purchase amount on a pro rata basis, with adjustments so that only notes in multiples of $1,000 principal amount (and in a minimum amount of $2,000) will be purchased. Upon completion of the Offer to Purchase, Excess Proceeds will be reset at zero, and any Excess Proceeds remaining after consummation of the Offer to Purchase may be used for any purpose not otherwise prohibited by the Indenture.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of the notes pursuant to an Offer to Purchase pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions in the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Asset Sale provisions of the Indenture by virtue of such conflict.

Limitation on transactions with affiliates

(a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service with or for the benefit of any Affiliate of the Company or any Restricted

Subsidiary (a “Related Party Transaction”) involving aggregate consideration in excess of $5.0 million, unless the Related Party Transaction is on terms that are not materially less favorable (as reasonably determined by the Company) to the Company or the relevant Restricted Subsidiary than those that could be obtained in a comparable arm’s length transaction with a Person that is not an Affiliate of the Company or such Restricted Subsidiary.

(b) Any Related Party Transaction or series of Related Party Transactions with an aggregate value in excess of $25.0 million must first be approved by a majority of the Board of Directors who are disinterested in the subject matter of the transaction pursuant to a Board Resolution. Prior to entering into any Related Party Transaction or series of Related Party Transactions with an aggregate value in excess of $75.0 million, the Company must in addition obtain a favorable written opinion from a nationally recognized investment banking firm as to the fairness of the transaction to the Company and its Restricted Subsidiaries from a financial point of view.

(c) The following items will not be deemed to be Related Party transactions and, therefore, will not be subject to the provisions of clauses (a) and (b):

(1)	any transaction between the Company and any of its Restricted Subsidiaries or between Restricted Subsidiaries of the Company;

(2)	the payment of reasonable and customary regular fees to directors of the Company who are not employees of the Company;

(3)	any Restricted Payments permitted to be made pursuant to “—Certain Covenants—Limitation on Restricted Payments” and Permitted Investments (other than those described in clause (3) of the definition thereof);

(4)	any issuance of Equity Interests (other than Disqualified Equity Interests) of the Company;

(5)	loans or advances to officers, directors or employees of the Company in the ordinary course of business or consistent with past practice of the Company or its Restricted Subsidiaries or guarantees in respect thereof or otherwise made on their behalf (including payment on such guarantees);

(6)	any employment, consulting, service or termination agreement, or reasonable and customary indemnification arrangements, entered into by the Company or any of its Restricted Subsidiaries with officers and employees of the Company or any of its Restricted Subsidiaries that are Affiliates of the Company and the payment of compensation to such officers and employees (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans) so long as such agreement has been entered into in the ordinary course of business or consistent with past practice;

(7)	transactions with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods or services (including pursuant to joint venture agreements) or lessors or lessees of property in the ordinary course of business on terms materially no less favorable than would have been obtained at such time from a Person that is not an Affiliate of the Company, as determined in good faith by the Company;

(8)	transactions arising under or contemplated by any contract, agreement, instrument or arrangement in effect on the Issue Date, including, without limitation, the Transaction Documents, as amended, modified or replaced from time to time so long as the amended, modified or new agreements, taken as a whole at the time such agreements are executed, are not materially less favorable to the Company and its Restricted Subsidiaries than those in effect on the date of the Indenture;

(9)	transactions with any Affiliate in their capacity as a holder of Debt or Equity Interests; provided that such Affiliate owns less than a majority of the interests of the relevant class and is treated the same as other holders;

(10)	transactions with a Person that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Investment in, or controls, such Person; and

(11)	transactions for which the Company or any of its Restricted Subsidiaries, as the case may be, obtains a favorable written opinion from a nationally recognized investment banking firm as to the fairness of the transaction to the Company and its Restricted Subsidiaries from a financial point of view.

Designation of Restricted and Unrestricted Subsidiaries

(a) The Company may designate any Subsidiary, including a newly acquired or created Subsidiary, to be an Unrestricted Subsidiary if it meets the following qualifications and the designation would not cause a Default.

(1)	Such Subsidiary does not own any Capital Stock of the Company or any Restricted Subsidiary, or hold any Lien on any property of, the Company or any Restricted Subsidiary.

(2)	At the time of the designation, the designation would be permitted under the covenant described under “Limitation on Restricted Payments.”

(3)	To the extent the Debt of the Subsidiary is not Non-Recourse Debt, any Guarantee or other credit support thereof by the Company or any Restricted Subsidiary is permitted under the covenant described under “Limitation on debt and preferred stock” and “Limitation on Restricted Payments.”

(4)	The Subsidiary is not party to any transaction or arrangement with the Company or any Restricted Subsidiary that would not be permitted under “Limitation on transactions with affiliates” after giving effect to the exceptions thereto.

(5)	Neither the Company nor any Restricted Subsidiary has any obligation to subscribe for additional Equity Interests of the Subsidiary or to maintain or preserve its financial condition or cause it to achieve specified levels of operating results, except to the extent permitted by “Limitation on debt and preferred stock” and “Limitation on Restricted Payments.”

Once so designated the Subsidiary will remain an Unrestricted Subsidiary, subject to paragraph (b).

(b) (1) A Subsidiary previously designated an Unrestricted Subsidiary which fails to meet the qualifications set forth in clause (1), (3), (4) or (5) of paragraph (a) will be deemed to become at that time a Restricted Subsidiary, subject to the consequences set forth in paragraph (d).

(2)	The Board of Directors may designate an Unrestricted Subsidiary to be a Restricted Subsidiary if the designation would not cause a Default.

(c) Upon a Restricted Subsidiary becoming an Unrestricted Subsidiary,

(1)	all existing Investments of the Company and the Restricted Subsidiaries therein (valued at the Company’s proportional share of the Fair Market Value of its assets less liabilities) will be deemed made at that time;

(2)	all existing Capital Stock or Debt of the Company or a Restricted Subsidiary held by it will be deemed Incurred at that time, and all Liens on property of the Company or a Restricted Subsidiary held by it will be deemed incurred at that time;

(3)	all existing transactions between it and the Company or any Restricted Subsidiary will be deemed entered into at that time;

(4)	it shall be released at that time from its Note Guaranty, if any; and

(5)	it will cease to be subject to the provisions of the Indenture as a Restricted Subsidiary.

(d) Upon an Unrestricted Subsidiary becoming, or being deemed to become, a Restricted Subsidiary,

(1)	all of its Debt and Preferred Stock will be deemed Incurred at that time for purposes of “Limitation on debt and preferred stock,” but will not be considered the sale or issuance of Equity Interests for purposes of “Limitation on asset sales”;

(2)	Investments therein previously charged under “Limitation on Restricted Payments” will be credited thereunder;

(3)	it may be required to issue a Note Guaranty pursuant to “Note Guaranties by Restricted Subsidiaries”; and

(4)	it will thenceforward be subject to the provisions of the Indenture as a Restricted Subsidiary.

(e) Any designation by the Company of a Subsidiary as a Restricted Subsidiary or Unrestricted Subsidiary will be evidenced to the trustee by promptly filing with the trustee a copy of the Board Resolution giving effect to the designation and an Officers’ Certificate certifying that the designation complied with the foregoing provisions.

Financial reports

(a) Whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, so long as any notes are outstanding the Company must provide the trustee and Noteholders (or make available on EDGAR), within the time periods specified in those sections, with:

(1)	all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to annual information only, a report thereon by the Company’s certified independent accountants, and

(2)	all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

For the avoidance of doubt, such information and reports referred to in clauses (1) and (2) above shall not be required to contain separate financial information for Guarantors that would be required under Rule 3-10 of Regulation S-X promulgated by the SEC, except to the extent required by the rules and regulations of the SEC if such rules are actually applicable.

If at any time the Notes are Guaranteed by a direct or indirect parent entity of the Company and such parent entity is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company may satisfy its obligations set forth above by providing the reports of such parent entity (within the time periods set forth above); provided that such reports include a consolidating financial footnote as required pursuant to Rule 3-10 of Regulation S-X promulgated by the SEC.

Notwithstanding anything herein to the contrary, the Company will not be deemed to have failed to comply with its obligations to deliver the information and reports referred to in clauses (1) and (2) above for purposes of clause (4) under “Events of Default” until 120 days after the date such information or report hereunder is due.

(b) For so long as any of the notes remain outstanding and constitute “restricted securities” under Rule 144, the Company will furnish to the holders of the notes and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Delivery of such reports, information and documents to the trustee is for informational purposes only and its receipt of such reports shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including either of the Company’s or any other Person’s compliance with any of its covenants under the Indenture or the notes (as to which the trustee is entitled to rely exclusively on an Officers’ Certificate).

Reports to trustee

The Company will deliver to the trustee:

(1)	within 120 days after the end of each fiscal year (beginning with the fiscal year ended December 31, 2011) a certificate stating that in the course of the performance by the signers of their duties as officers of the Company whether or not the signers know of any Default that has occurred during such period. If they know of a Default, the certificate shall specify the Default and its nature and status; and

(2)	promptly after any officer becomes aware of the occurrence of a Default, an Officers’ Certificate setting forth the details of the Default, and (unless such Default has already been cured) the action which the Company proposes to take with respect thereto.

Consolidation, Merger or Sale of Assets

The Company

(a) The Company will not:

•	consolidate or merge with or into any Person, or

•

sell, convey, transfer, or otherwise dispose of all or substantially all of the Company’s assets as an entirety or substantially an entirety, in one transaction or a series of related transactions, to any Person unless

(1)	either (x) the Company is the continuing Person or (y) the resulting, surviving or transferee Person is a corporation, partnership (including a limited partnership), trust or limited liability company organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and expressly assumes by supplemental Indenture (or other joinder agreement, as applicable) all of the obligations of the Company under the Indenture, the notes and the registration rights agreement;

(2)	immediately after giving effect to the transaction, no Default has occurred and is continuing;

(3)	immediately after giving effect to the transaction on a pro forma basis, the Company or the resulting surviving or transferee Person (i) could Incur at least $1.00 of Debt under the Fixed Charge Coverage Ratio Test or (ii) would have a Fixed Charge Coverage Ratio on a pro forma basis that is at least equal to the Fixed Charge Coverage Ratio immediately prior to such transaction; and

(4)	if the Company is not the continuing Person, the Company delivers to the trustee an Officers’ Certificate and an Opinion of Counsel, each stating that the consolidation, merger or transfer and the supplemental Indenture (if any) comply with the Indenture;

provided, that clauses (2) and (3) do not apply (i) to the consolidation, merger, sale, conveyance, transfer or other disposition of the Company with or into a Wholly Owned Restricted Subsidiary or the consolidation, merger, sale, conveyance, transfer or other disposition of a Wholly Owned Restricted Subsidiary with or into the Company or (ii) if, in the good faith determination of the Board of Directors of the Company, whose determination is evidenced by a Board Resolution, the sole purpose of the transaction is to change the jurisdiction of incorporation of the Company.

(b) The Company shall not lease all or substantially all of its assets, whether in one transaction or a series of transactions, to one or more other Persons.

(c) Upon the consummation of any transaction effected in accordance with these provisions, if the Company is not the continuing Person, the resulting, surviving or transferee Person will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the notes with the same effect as if such successor Person had been named as the Company in the Indenture. Upon such substitution, except in the case of a sale, conveyance, transfer or disposition of less than all its assets, the Company will be released from its obligations under the Indenture and the notes.

The phrase “all or substantially all,” as used with respect to the assets of the Company in the covenant “—Certain Covenants—Consolidation, merger or sale of assets,” is subject to interpretation under applicable state law and there is no precise established definition of the phrase, and its applicability in a given instance would depend upon the facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of “all or substantially all” the assets of the Company or a Guarantor has occurred in a particular instance, in which case a holder’s ability to enforce the covenant “—Certain Covenants—Consolidation, merger or sale of assets” could be unclear.

Guarantors

No Guarantor may:

•	consolidate or merge with or into any Person, or

•	sell, convey, transfer or dispose of all or substantially all of the Guarantor’s assets, in one transaction or a series of related transactions, to any Person, unless

(A)	the other Person is the Company or any Restricted Subsidiary that is a Guarantor or becomes a Guarantor concurrently with the transaction; or

(B)	(1) either (x) the Guarantor is the continuing Person or (y) the resulting, surviving or transferee Person expressly assumes by supplemental Indenture (or other joinder agreement, as applicable) all of the obligations of the Guarantor under its Note Guaranty and the registration rights agreement; and

(2)	immediately after giving effect to the transaction, no Default has occurred and is continuing; or

(C)	the transaction constitutes a sale or other disposition (including by way of consolidation or merger) of the Guarantor or the sale or disposition of all or substantially all the assets of the Guarantor (in each case other than to the Company or a Restricted Subsidiary) otherwise permitted by the Indenture.

Default and Remedies

Events of Default

An “Event of Default” occurs with respect to notes if:

(1)	the Company defaults in the payment of the principal of any note when the same becomes due and payable at maturity, upon acceleration or redemption, or otherwise (other than pursuant to an Offer to Purchase);

(2)	the Company defaults in the payment of interest (including any Additional Interest) on any note when the same becomes due and payable, and the default continues for a period of 30 days;

(3)	the Company or any Guarantor fails to comply with the covenant “—Certain covenants—Consolidation, merger or sale of assets”;

(4)	the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the Indenture or under the notes (other than a default specified in clauses (1), (2) or (3) above) and the default or breach continues for a period of 60 consecutive days after written notice to the Company by the trustee or to the Company and the trustee by the holders of 25% or more in aggregate principal amount of the notes;

(5)	there occurs with respect to any Debt of the Company or any of its Significant Restricted Subsidiaries having an outstanding principal amount of $35.0 million or more in the aggregate for all such Debt of all such Persons (i) an event of default that results in such Debt being due and payable prior to its scheduled maturity without such Debt having been discharged, or such breach or default having been cured, promptly or (ii) failure to make a principal payment on such Debt when due and such defaulted payment is not made, waived or extended within the applicable grace period;

(6)	the Company or any of its Significant Restricted Subsidiaries fail to pay final and non-appealable judgments entered by a court or courts of competent jurisdiction aggregating in excess of $35.0 million (net of any amounts which are covered by insurance or bonded), which judgments are not paid, waived, satisfied, discharged or stayed for a period of 60 days;

(7)	certain bankruptcy defaults occur with respect to the Company or any Significant Restricted Subsidiary; or

(8)	any Note Guaranty of any Significant Restricted Subsidiary ceases to be in full force and effect, other than in accordance the terms of the Indenture, or any Significant Restricted Subsidiary denies or disaffirms its obligations under its Note Guaranty.

Consequences of an Event of Default

If an Event of Default, other than a bankruptcy default with respect to the Company, occurs and is continuing under the Indenture with respect to the notes, the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by written notice to the Company (and to the trustee if the notice is given by the holders), may, and the trustee at the request of such holders shall, declare the principal of and accrued interest on the notes to be immediately due and payable. Upon a declaration of acceleration, such principal and accrued interest will become immediately due and payable. If a bankruptcy default occurs with respect to the Company, the principal of and accrued interest on the notes then outstanding will become immediately due and payable without any declaration or other act on the part of the trustee or any holder.

The holders of a majority in principal amount of the outstanding notes by written notice to the Company and to the trustee may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if

(1)	all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by the declaration of acceleration, have been cured or waived, and

(2)	the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

Except as otherwise provided in “—Consequences of an Event of Default” or “—Amendments and waivers—Amendments with consent of holders,” the holders of a majority in principal amount of the outstanding notes may, by notice to the trustee, waive an existing Default and its consequences with respect to such notes. Upon such waiver, the Default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured, but no such waiver will extend to any subsequent or other Default or impair any right consequent thereon.

In the event of a declaration of acceleration of the notes because an Event of Default described in clause (5) under “Events of Default” has occurred and is continuing, the declaration of acceleration of the notes shall be automatically annulled, without any action by the trustee or the holders, if the event of default or payment default triggering such Event of Default pursuant to clause (5) shall be remedied or cured, or rescinded or waived by the holders of the Debt, or the Debt that gave rise to such Event of Default shall have been discharged in full, within 30 days after the declaration of acceleration with respect thereto and if (i) the annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction and (ii) all existing Events of Default, except nonpayment of principal, premium or interest on the notes that became due solely because of the acceleration of the notes, have been cured or waived.

The holders of a majority in principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of notes not joining in the giving of such direction. In addition, the trustee may take any other action it deems proper that is not inconsistent with any such direction received from holders of notes. The trustee shall not be obligated to take any action at the direction of holders unless such holders have offered to the trustee indemnity reasonably satisfactory to the trustee. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if the trustee determines that withholding notice is in the holders’ interest, except a Default or Event of Default relating to the payment of principal of, premium, if any, and interest on the Notes.

A holder may not institute any proceeding, judicial or otherwise, with respect to the Indenture or the notes, or for the appointment of a receiver or trustee, or for any other remedy under the Indenture or the notes, unless:

(1)	the holder has previously given to the trustee written notice of a continuing Event of Default;

(2)	holders of at least 25% in aggregate principal amount of outstanding notes have made written request to the trustee to institute proceedings in respect of the Event of Default in its own name as trustee under the Indenture;

(3)	holders have offered to the trustee indemnity reasonably satisfactory to the trustee against any costs, liabilities or expenses to be incurred in compliance with such request;

(4)	the trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(5)	during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding notes have not given the trustee a direction that is inconsistent with such written request.

Notwithstanding anything to the contrary, the right of a holder of a note to receive payment of principal of or interest on its note on or after the Stated Maturities thereof, or to bring suit for the enforcement of any such payment on or after such dates, may not be impaired or affected without the consent of that holder.

No Liability of Directors, Officers, Employees, Incorporators, Members and Stockholders

No director, officer, employee, incorporator, member or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or such Guarantor under the notes, any Note Guaranty or the Indenture or for any claim based on, in respect of, or by reason of, such obligations. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. This waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Amendments and waivers

Amendments without consent of holders

The Company and the trustee may amend or supplement the Indenture, the notes and the Note Guarantees without notice to or the consent of any noteholder:

(1)	to cure any ambiguity, defect, omission or inconsistency in the Indenture, the notes or the Note Guarantees;

(2)	to comply with the covenant “—Certain Covenants—Consolidation, Merger or Sale of Assets”;

(3)	to comply with any requirements of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

(4)	to evidence and provide for the acceptance of an appointment by a successor trustee;

(5)	to provide for uncertificated notes in addition to or in place of certificated notes, provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code;

(6)	to provide for any Guarantee of the notes, to secure the notes or to confirm and evidence the release, termination or discharge of any Guarantee of or Lien securing the notes when such release, termination or discharge is permitted by the Indenture;

(7)	to provide for the issuance of additional notes in accordance with the terms of the Indenture;

(8)	to conform any provision to this “Description of Notes”; or

(9)	to make any other change that would provide any additional rights or benefits to the holders of notes or that does not materially and adversely affect the rights of any holder.

Amendments with consent of holders

(a) Except as otherwise provided in “—Default and Remedies—Consequences of an Event of Default” or paragraph (b) below, the Company and the trustee may amend the Indenture, the notes and the Note Guarantees with the written consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes and the holders of a majority in aggregate principal amount of the outstanding notes may waive future compliance by the Company with any provision of the Indenture, the notes or the Note Guarantees.

(b) Notwithstanding the provisions of paragraph (a), without the consent of each holder affected, an amendment or waiver may not

(1)	reduce the principal amount of or change the Stated Maturity of any installment of principal of any note,

(2)	reduce the rate of or change the Stated Maturity of any interest payment on any note,

(3)	reduce the amount payable upon the redemption of any note or change the time of any mandatory redemption or, in respect of an optional redemption, the times at which any note may be redeemed or, once notice of redemption has been given, the time at which it must thereupon be redeemed,

(4)	after the time an Offer to Purchase is required to have been made, reduce the purchase amount or purchase price, or extend the latest expiration date or purchase date thereunder,

(5)	make any note payable in money other than that stated in the note,

(6)	impair the right of any holder of notes to receive any principal payment or interest payment on such holder’s notes or Note Guaranty, on or after the Stated Maturity thereof, or to institute suit for the enforcement of any such payment,

(7)	make any change in the percentage of the principal amount of the notes whose holders must consent to an amendment, supplement or waiver,

(8)	modify or change any provision of the Indenture affecting the ranking of the notes or any Note Guaranty in a manner materially adverse to the holders of the notes, or

(9)	except as expressly permitted under the Indenture, make any change in any Note Guaranty of a Significant Restricted Subsidiary that would adversely affect the noteholders.

For the avoidance of doubt, the provisions relating to the covenants requiring the Company to make an Offer to Purchase upon a Change of Control or with “Excess Proceeds” may be amended or waived with the written consent of the holders of not less than a majority in the aggregate principal amount of the outstanding notes.

It is not necessary for noteholders to approve the particular form of any proposed amendment, supplement or waiver, but is sufficient if their consent approves the substance thereof.

Defeasance and Discharge

The Company may discharge its obligations under the notes and the Indenture by irrevocably depositing in trust with the trustee money or U.S. Government Obligations sufficient to pay principal of and interest on the notes to maturity or redemption within one year, subject to meeting certain other conditions.

The Company may also elect to:

(1)	discharge most of its obligations in respect of the notes and the Indenture, not including obligations related to the defeasance trust or to the replacement of notes or its obligations to the trustee (“legal defeasance”) or

(2)	discharge its obligations under most of the covenants and under clauses (3) and (4) of “Consolidation, merger or sale of assets—The Company” with respect to notes (and the events listed in clauses (3), (4), (5), (6), (7) (except with respect to the Company) and (8) under “—Default and remedies—Events of Default” will no longer constitute Events of Default) (“covenant defeasance”)

if the Company deposits in trust with the trustee money or U.S. Government Obligations sufficient to pay principal of and interest on the notes to maturity or redemption and meets certain other conditions, including delivery to the trustee of either a ruling received from the Internal Revenue Service or an Opinion of Counsel to the effect that the holders will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would otherwise have been the case. In the case of legal defeasance, the Opinion of Counsel must be based upon a ruling from the Internal Revenue Service or a change of law after the date of the Indenture.

In the case of either discharge or defeasance, the Note Guaranties, if any, will terminate with respect to the notes.

Concerning the Trustee and Paying Agent

The Bank of New York Mellon Trust Company, N.A. is the trustee under the Indenture. Except during the continuance of an Event of Default, the trustee need perform or be required to perform only those duties that are specifically set forth in the Indenture and no others, and no implied covenants or obligations will be read into the Indenture against the trustee. In case an Event of Default has occurred and is continuing, the trustee shall exercise those rights and powers vested in it by the Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. No provision of the Indenture will require the trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties thereunder, or in the exercise of its rights or powers, unless it receives indemnity satisfactory to it against any loss, liability or expense.

The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the trustee, should it become a creditor of any obligor on the notes, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with the Company and its Affiliates; provided that if it acquires any conflicting interest it must either eliminate the conflict within 90 days, apply to the Commission for permission to continue or resign.

The Bank of New York Mellon Trust Company, N.A. is the paying agent for the notes. We may at any time designate additional paying agents or rescind the designation of paying agents or approve a change in the office through which any paying agent acts. We may also choose to act as our own paying agent, but must also maintain a paying agency in the Borough of Manhattan, City of New York. Whenever there are changes in the paying agent for the notes we must notify the trustee. The paying agent will also initially serve as the security registrar and authentication agent for the notes.

References to the trustee shall, as appropriate, refer also to the paying agent, security registrar and authentication agent, and such other entities shall be entitled to the same rights, protections and indemnities granted to the trustee.

Form, denomination and registration of notes

The notes will be issued in registered form, without interest coupons, in denominations of $2,000 and integral multiples of $1,000 above such amount, in the form of both global notes and certificated notes.

The trustee is not required (i) to issue, register the transfer of or exchange any note for a period of 15 days before a selection of notes to be redeemed or purchased pursuant to an Offer to Purchase, (ii) to register the transfer of or exchange any note so selected for redemption or purchase in whole or in part, except, in the case of a partial redemption or purchase, that portion of the note not being redeemed or purchased, or (iii) if a redemption or a purchase pursuant to an Offer to Purchase is to occur after a regular record date but on or before the corresponding interest payment date, to register the transfer or exchange of any note on or after the regular record date and before the date of redemption or purchase.

No service charge will be imposed in connection with any transfer or exchange of any note, but the Company may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

Governing law

The Indenture, including any Note Guaranties, and the notes shall be governed by, and construed in accordance with, the laws of the State of New York.

Certain definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means Debt of a Person existing at the time the Person is acquired by, or merges with or into the Company or any Restricted Subsidiary or becomes a Restricted Subsidiary, whether or not such Debt is Incurred in connection with, or in contemplation of, the Person being acquired by or merging with or into or becoming a Restricted Subsidiary.

“Additional Assets” means all or substantially all of the assets of a Permitted Business, or Capital Stock of another Person engaged in a Permitted Business that will, on the date of acquisition, be a Restricted Subsidiary, or other non-current assets (other than cash and Cash Equivalents or securities (including Equity Interests)) that are to be used in a Permitted Business.

“Additional Interest” means, at any time, all additional interest then owing pursuant to the Registration Rights Agreement.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries controls or is controlled by or is under common control with, such specified Person. For purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise (provided that the Parent and its Affiliates shall not be deemed to control the Company solely as a result of the rights and obligations under the Transaction Documents or any other agreements existing on the Issue Date). “Controlled” has a meaning correlative thereto.

“Applicable Premium” means with respect to any note on any redemption date the greater of (i) 1.0% of the principal amount of such note and (ii) the excess (if any) of (a) the present value at such redemption date of (1) the redemption price of such note at August 1, 2014 as set forth under “—Optional redemption” plus (2) all required interest payments due on such note from the redemption date through August 1, 2014 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate on such redemption date plus 50 basis points over (b) the principal amount of such note.

“Asset Sale” means any sale, lease (other than operating leases or capital leases entered into in the ordinary course of business), transfer or other disposition of any assets by the Company or any Restricted Subsidiary outside of the ordinary course of business, including by means of a merger, consolidation or similar transaction and including any sale or issuance of the Equity Interests of any Restricted Subsidiary (each of the above referred to as a “disposition”), provided that the following are not included in the definition of “Asset Sale”:

(1)	a disposition to the Company or a Restricted Subsidiary, including the sale or issuance by the Company or any Restricted Subsidiary of any Equity Interests of any Restricted Subsidiary to the Company or any Restricted Subsidiary;

(2)	a transaction covered by “Consolidation, merger or sale of assets—The Company”;

(3)	a Restricted Payment permitted under “Limitation on Restricted Payments” or a Permitted Investment;

(4)	any transfer of property or assets that consists of grants by the Company or its Restricted Subsidiaries of licenses or sub-licenses, including with respect to intellectual property rights;

(5)	the sale of Capital Stock of an Unrestricted Subsidiary;

(6)	the sale of assets by the Company and its Restricted Subsidiaries consisting of leases and subleases of real property solely to the extent that such real property is not necessary for the normal conduct of operations of the Company and its Restricted Subsidiaries;

(7)	foreclosure of assets of the Company or any of its Restricted Subsidiaries;

(8)	the sale or other disposition of cash, Cash Equivalents or Marketable Securities;

(9)	the unwinding of any Hedging Agreements;

(10)	the surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(11)	the issuance of Disqualified Equity Interests or Preferred Stock pursuant to “Limitation on debt and preferred stock”;

(12)	the issuance of Equity Interests in any of the Company’s Restricted Subsidiaries to the extent consisting of directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary;

(13)	the sale or discounting of receivables in the ordinary course of business;

(14)	a sale of receivables and related assets of the type specified in the definition of “Receivables Financing” to a Receivables Subsidiary in a Qualified Receivables Financing;

(15)	a transfer of receivables and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Financing;

(16)	(a)	the sale of damaged, obsolete, unusable or worn out equipment or equipment that is no longer needed in the conduct of the business of the Company and its Restricted Subsidiaries and

(b)	sales or leases of inventory, used or surplus equipment or reserves and dispositions related to the burn-off of mines;

(17)	any asset sold in connection with a Sale and Leaseback Transaction in compliance with clause (b)(18) of the covenant “—Certain covenants—Limitation on debt and preferred stock”;

(18)	any disposition in a transaction or series of related transactions of assets with a Fair Market Value of less than $10.0 million; and

(19)	any disposition pursuant to or contemplated by the Transaction Documents as in effect on the Issue Date.

“Attributable Indebtedness” means, at any date, in respect of Capital Leases of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared in accordance with GAAP.

“Average Life” means, as of the date of determination with respect to any Debt, the quotient obtained by dividing (i) the sum of the products of (x) the number of years from the date of determination to the dates of each successive scheduled principal payment of such Debt and (y) the amount of such principal payment by (ii) the sum of all such principal payments.

“Board of Directors” means:

(1)	with respect to the Company, its board of directors or any committee thereof duly authorized to act on behalf of such board; and

(2)	with respect to any other Person, (i) if the Person is a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board, (ii) if the Person is a partnership, the board of directors or other governing body of the general partner of the partnership, (iii) with respect to a limited liability company, the board of directors or other governing body, and in the absence of the same, the manager or board of managers or the managing member or members or any controlling committee thereof and (iv) with respect to any other Person, the board or committee of such Person serving a similar function.

“Board Resolution” means a resolution duly adopted by the Board of Directors.

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in New York City or in the city where the Corporate Trust Office of the Trustee is located are authorized by law to close.

“Capital Lease” means, with respect to any Person, any lease of any property which, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

“Capital Lease Obligation” means the Attributable Indebtedness in respect of a Capital Lease.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity that is not a corporation, any and all shares, interests, participations rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means

(1)	money in currencies other than United States dollars;

(2)	U.S. Government Obligations or certificates representing an ownership interest in U.S. Government Obligations with maturities not exceeding one year from the date of acquisition;

(3)	(i) demand deposits, (ii) time deposits and certificates of deposit with maturities of one year or less from the date of acquisition, (iii) bankers’ acceptances with maturities not exceeding one year from the date of acquisition, and (iv) overnight bank deposits, in each case with any bank or trust company organized or licensed under the laws of the United States or any state thereof (including any branch of a foreign bank licensed under any such laws) having capital, surplus and undivided profits in excess of $250 million (or the foreign currency equivalent thereof) whose short-term debt is rated “A-2” or higher by S&P or “P-2” or higher by Moody’s;

(4)	commercial paper maturing within 364 days from the date of acquisition thereof and having, at such date of acquisition, ratings of at least A-1 by S&P or P-1 by Moody’s;

(5)	readily marketable direct obligations issued or fully guaranteed by any state, commonwealth or territory of the U.S. or any political subdivision thereof, in each case rated at least A-1 by S&P or P-1 by Moody’s with maturities not exceeding one year from the date of acquisition;

(6)	investment funds at least 95% of the assets of which consist of investments of the type described in clauses (1) through (5) above;

(7)	fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (2) above and entered into with a financial institution satisfying the criteria described in clause (3) above;

(8)	indebtedness or Preferred Stock issued by Persons with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s with maturities of 24 months or less from the date of acquisition; and

(9)	in the case of a Foreign Subsidiary, substantially similar investments, of comparable credit quality, denominated in the currency of any jurisdiction in which such person conducts business.

“Change of Control” means:

(1)	any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act), other than Permitted Holders, is or becomes the “beneficial owner” (as such term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company;

(2)	individuals who on the Issue Date constituted the Board of Directors of the Company, together with any new directors whose election by the Board of Directors or whose nomination for election by the stockholders of the Company was approved by a majority of the directors then still in office who were either directors or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors of the Company then in office; or

(3)	the adoption of a plan relating to the liquidation or dissolution of the Company;

provided, however, that, with respect to clause (1) above a transaction in which the Company becomes a Subsidiary of another Person (other than a Person that is an individual) shall not constitute a Change of Control if:

(a)	the stockholders of the Company immediately prior to such transaction “beneficially own” (as such term is defined in Rule 13d-3 and Rule 13d-5 of the Exchange Act), directly or indirectly through one or more intermediaries, at least a majority of the voting power of the outstanding Voting Stock of such person immediately following the consummation of such transaction; and

(b)	immediately following the consummation of such transaction, no “person” (as such term is defined above), other than such other Person (but including the holders of the Equity Interests of such other Person) or Permitted Holders, “beneficially owns” (as such term is defined above), directly or indirectly through one or more intermediaries, more than 50% of the voting power of the outstanding Voting Stock of the Company.

A Person or group shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement (or voting or option agreement related thereto) until the consummation of the transactions contemplated by such agreement.

“Claymont” means The Claymont Investment Company LLC.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“common equity,” when used with respect to a contribution of capital to the Company, means a capital contribution to the Company in a manner that does not constitute Disqualified Equity Interests.

“Company” means SunCoke Energy, Inc., until a successor replaces it and, thereafter, the successor, in accordance with the covenant “Consolidation, merger or sale of assets—The Company.”

“Consolidated Adjusted EBITDA” means, for any period, the Consolidated Net Income for such period plus:

(1)	provision for Taxes, based on income or profits of the Company and the Restricted Subsidiaries for such period, to the extent that such amounts were deducted in computing Consolidated Net Income, plus

(2)	Fixed Charges of the Company and the Restricted Subsidiaries for such period, to the extent that any such Fixed Charges were deducted in computing such Consolidated Net Income, plus

(3)	depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of the Company and the Restricted Subsidiaries for such period to the extent that such depreciation, amortization an other non-cash expenses were deducted in computing such Consolidated Net Income, plus

(4)	the “run-rate” Consolidated Net Income plus amounts added to Consolidated Net Income in accordance with clauses (1) through (3) of this definition to calculate Consolidated Adjusted EBITDA (the “Operational EBITDA”) of any asset acquired, constructed, designed, installed or improved that has not been fully constructed, complete and operational in the business of the Company and its Restricted Subsidiaries for at least four full fiscal quarters; provided that (A) the Operational EBITDA of such asset shall be determined based upon the annualized Operational EBITDA of such asset projected in good faith by a responsible financial or accounting officer of the Company to be realized no later than 12 months after such asset is fully constructed, complete and operational in the business of the Company and its Restricted Subsidiaries and (B) the aggregate amount by which Consolidated Adjusted EBITDA is increased pursuant to this clause (4) shall not exceed 10% of Consolidated Net Income for any period of four consecutive fiscal quarters, plus

(5)	sales discounts provided by the Company or any Restricted Subsidiary to customers due to sharing of nonconventional fuels tax credits, plus

(6)	any net loss realized by the Company or any of its Restricted Subsidiaries in connection with any Asset Sale, to the extent such losses were deducted in computing Consolidated Net Income, minus or plus, as the case may be,

(7)	all extraordinary, unusual or non-recurring items of gain (loss) or expense to the extent added or deducted in computing Consolidated Net Income, minus or plus, as the case may be, and

(8)	non-cash items increasing or decreasing such Consolidated Net Income for such period, other than the accrual of revenue or expense in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, the Fixed Charges of and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary will be added to Consolidated Net Income to compute Consolidated Adjusted EBITDA (A) in the same proportion that the Consolidated Net Income of such Restricted Subsidiary was added to compute such Consolidated Net Income and (B) only to the extent that a corresponding amount would be permitted at the date of determination to be dividended or distributed to the Company by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter or any agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

“Consolidated Current Liabilities” means, as of any date of determination, the aggregate amount of liabilities of the Company and its consolidated Restricted Subsidiaries which may properly be classified as current liabilities (including taxes accrued as estimated), after eliminating (a) all intercompany items between the Company and any Restricted Subsidiary or between Restricted Subsidiaries and (b) all current maturities of long-term Debt.

“Consolidated Net Income” means, for any period, the aggregate of the net income (loss) of the Company and the Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)	the net income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the Company or a Restricted Subsidiary (subject, in the case of dividends or distributions paid to a Restricted Subsidiary, to the limitations contained in clause (2) below);

(2)	the net income (but not the net loss) of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Person or its stockholders, unless such restriction with respect to the payment of dividends or in similar distributions has been legally waived;

(3)	the net income (loss) of any Person acquired during the specified period for any period prior to the date of the acquisition will be excluded;

(4)	any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any sale of assets outside the ordinary course of business of the Company; or (b) the disposition of any securities by the Company or any Restricted Subsidiary or the extinguishment of any Debt of the Company or any Restricted Subsidiary, will be excluded;

(5)	any extraordinary, non-recurring or unusual gain or loss, together with any related provision for taxes on such extraordinary, non-recurring or unusual gain or loss will be excluded;

(6)	any unrealized gain or loss included in net income due to marking Hedging Agreements to market will be excluded;

(7)	any non-cash compensation expense realized for grants of performance shares, stock options or other rights of officers, directors and employees of the Company and any Restricted Subsidiary will be excluded; provided that such shares, options or other rights can be redeemed at the option of the holder only for Qualified Equity Interests of the Company or any Restricted Subsidiary;

(8)	the cumulative effect of a change in accounting principles will be excluded; and

(9)	to the extent deducted in the calculation of net income, any non-recurring charges associated with any premium or penalty paid, write-offs of deferred financing costs or other financial recapitalization charges in connection with redeeming or retiring any Debt prior to its Stated Maturity will be added back to arrive at Consolidated Net Income

“Consolidated Net Tangible Assets” means, as of any date of determination, (a) the sum of all amounts that would, in accordance with GAAP, be set forth opposite the caption “total assets” (or any like caption) on a consolidated balance sheet of the Company and its Restricted Subsidiaries minus (b) the sum of all amounts that would, in accordance with GAAP, be set forth opposite the captions “goodwill” or other intangible categories (or any like caption) (other than mineral rights) on a consolidated balance sheet of the Company and its Restricted Subsidiaries minus (c) Consolidated Current Liabilities, all determined as of such date and after giving pro forma effect to any transactions occurring on such date.

“Consolidated Secured Leverage Ratio” means, as of any date of determination, the ratio of (1) the aggregate amount of all outstanding Debt of the Company and its Restricted Subsidiaries that is secured by Liens as of the end of the most recent fiscal period for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (2) the Consolidated Adjusted EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Debt and Consolidated Adjusted EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio.”

“Credit Agreement” means the credit agreement dated on the Issue Date among the Company, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, together with any related documents (including any security documents and guarantee agreements), as such agreement may be amended, restated, modified, supplemented, extended, renewed, refunded, restructured, refinanced or replaced or substituted from time to time and whether by the same or any other agent, lender or group of lenders or other party.

“Credit Facilities” means (i) one or more credit facilities (including the Credit Agreement) with banks or other lenders providing for revolving credit loans, term loans, receivables financing or the issuance of letters of credit or bankers’ acceptances or the like, (ii) debt securities, Indentures or other forms of debt financing (including convertible or exchangeable debt instruments), or (iii) instruments or agreements evidencing any other Debt, in each case, with the same or different borrowers or issuers and, in each case, as amended, restated, modified, supplemented, extended, renewed, refunded, restructured, refinanced or replaced or substituted in whole or in part from time to time and whether by the same or any other agent, lender or group of lenders or other party.

“Debt” means, with respect to any Person, without duplication,

(1)	all indebtedness of such Person for borrowed money;

(2)	all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments (other than any obligations in respect of performance bonds, bid bonds, appeal bonds, surety bonds, reclamation bonds and completion guarantees and similar obligations or with respect to workers’ compensation benefits);

(3)	all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (solely to the extent such letters of credit, bankers’ acceptances or other similar instruments have been drawn);

(4)	all obligations of such Person to pay the deferred and unpaid purchase price of property or services provided by third-party service providers which are recorded as liabilities under GAAP, excluding (i) trade payables, accrued expenses or royalties, (ii) inter-company payables, (iii) working capital-based and other customary post-closing adjustments in acquisition transactions and (iv) salary and other employee compensation obligations;

(5)	Capital Lease Obligations;

(6)	Disqualified Equity Interests issued by the Company;

(7)	all Debt of other Persons Guaranteed by such Person to the extent so Guaranteed;

(8)	all Debt of other Persons secured by a Lien on any asset of such Person (other than Liens on Capital Stock of Unrestricted Subsidiaries and Foreign Restricted Subsidiaries), whether or not such Debt is assumed by such Person; and

(9)	all obligations of such Person under Hedging Agreements;

provided that in no event shall Debt include (i) obligations (other than obligations with respect to Debt for borrowed money or other Funded Debt) related to surface rights under an agreement for the acquisition of surface rights for the production of coal reserves in the ordinary course of business in a manner consistent with historical practice of the Company (including the Parent and its Subsidiaries, as its predecessor) and its Subsidiaries and (ii) obligations under the Tax Sharing Agreement.

The amount of Debt of any Person will be deemed to be:

(A)	with respect to Debt secured by a Lien on an asset of such Person but not otherwise the obligation, contingent or otherwise, of such Person, the lesser of (x) the Fair Market Value of such asset on the date the Lien attached and (y) the amount of such Debt;

(B)	with respect to any Debt issued with original issue discount, the face amount of such Debt less the remaining unamortized portion of the original issue discount of such Debt;

(C)	with respect to any Hedging Agreement, the amount payable (determined after giving effect to all contractually permitted netting) if such Hedging Agreement terminated at that time; and

(D)	otherwise, the outstanding principal amount thereof.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or any of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Disqualified Equity Interests” means Equity Interests that by their terms (or by the terms of any security into which such Equity Interests are convertible, or for which such Equity Interests are exchangeable, in each case at the option of the holder thereof) or upon the happening of any event:

(1)	matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or are required to be redeemed or redeemable at the option of the holder of the Equity Interests for consideration other than Qualified Equity Interests, or

(2)	are convertible at the option of the holder into Disqualified Equity Interests or exchangeable for Debt,

in each case prior to the date that is 91 days after the date on which the notes mature; provided that Equity Interests will not constitute Disqualified Equity Interests solely because of provisions giving holders thereof the right to require the repurchase or redemption upon an “asset sale” or “change of control” occurring prior to the Stated Maturity of the notes if those provisions:

(A)	are no more favorable to the holders of such Equity Interests than “Limitation on asset sales” and “Repurchase of notes upon a change of control,” and

(B)	specifically state that repurchase or redemption pursuant thereto will not be required prior to the Company’s repurchase of the notes as required by the Indenture.

The amount of Disqualified Equity Interests deemed to be outstanding at any time will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Equity Interests, exclusive of accrued dividends.

“Environment” means soil, land surface or subsurface strata, water, surface waters (including navigable waters, ocean waters within applicable territorial limits, streams, ponds, drainage basins, and wetlands), ground waters, drinking water supply, water related sediments, air, plant and animal life, and any other environmental medium.

“Environmental Laws” means all laws (including common law), rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions or binding agreements issued, promulgated or entered into by any Governmental Authority, relating in any way to the Environment, the preservation, restoration or reclamation of natural resources, or the presence, use, storage, discharge, management, release or threatened release of any pollutants, contaminants or hazardous or toxic substances, wastes or material or the effect of the environment on human health and safety.

“Equity Interests” means all Capital Stock and all warrants or options with respect to, or other rights to purchase, Capital Stock, but excluding Debt convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means an offer and sale of Qualified Equity Interests of the Company after the Issue Date other than an issuance registered on Form S-8 or any successor thereto or any issuance pursuant to employee benefit plans or otherwise relating to compensation to officers, directors or employees.

“Exchange Agreement” means the exchange agreement dated July 20, 2011, by and among the Parent, Credit Suisse AG, Cayman Islands Branch and the Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, with respect to any property, the price that would be paid by a willing buyer to a willing seller in a transaction where neither the buyer nor seller is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined, except as otherwise provided, (a) if such property has a Fair Market Value equal to or less than $25.0 million, by any officer; or (b) if such property has a Fair Market Value in excess of $25.0 million, by at least a majority of the disinterested members of the Board of Directors.

“Fixed Charge Coverage Ratio” means on any date (the “transaction date”), the ratio of:

(x)	the aggregate Consolidated Adjusted EBITDA for the four fiscal quarters immediately prior to the transaction date for which internal financial statements are available (the “reference period”) to

(y)	the aggregate Fixed Charges during such reference period.

In making the foregoing calculation,

(1)	pro forma effect will be given to any Debt or Preferred Stock (other than (i) ordinary working capital borrowings and (ii) in the case of revolving credit borrowings or revolving advances under any Qualified Receivables Financing, in which case interest expense will be computed based upon the average daily balance of such Debt during the applicable period) Incurred during or after the reference period to the extent the Debt is outstanding or is to be Incurred on the transaction date as if the Debt or Preferred Stock had been Incurred on the first day of the reference period;

(2)	pro forma calculations of interest on Debt bearing a floating interest rate will be made as if the rate in effect on the transaction date (taking into account any Hedging Agreement applicable to the Debt if the Hedging Agreement has a remaining term of at least 12 months) had been the applicable rate for the entire reference period;

(3)	Fixed Charges related to any Debt or Preferred Stock (other than (i) ordinary working capital borrowings and (ii) in the case of revolving credit borrowings or revolving advances under any Qualified Receivables Financing, in which case interest expense will be computed based upon the average daily balance of such Debt during the applicable period) no longer outstanding or to be repaid or redeemed on the transaction date, will be excluded.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio, asset acquisitions and dispositions (including, without limitation, the acquisition or disposition of companies, divisions, lines of business or non-ordinary course assets), mergers, consolidations and discontinued operations (as determined in accordance with GAAP), and any related financing transactions, that the specified Person or any of its Restricted Subsidiaries has both determined to make and made after the Issue Date and during the reference period or subsequent to such reference period and on or prior to or simultaneously with the transaction date shall be calculated on a pro forma basis assuming that all such acquisitions and dispositions (including, without limitation, the acquisition or disposition of companies, divisions, lines of business or non-ordinary course assets), mergers, consolidations and discontinued operations (and the change of any associated Fixed Charges and the change in Consolidated Adjusted EBITDA resulting therefrom) had occurred on the first day of the reference period, including any pro forma expense and cost reductions and other operating improvements that have occurred or are reasonably expected to occur, in the reasonable judgment of the chief financial officer of the Company (regardless of whether these cost savings or operating improvements could then be reflected in pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act or any other regulation or policy of the SEC related thereto); provided that the benefits resulting therefrom are anticipated to be realized, in the good faith judgment of the chief financial officer of the Company, within 18 months. Any Person that is a Restricted Subsidiary on the transaction date will be deemed to have been a Restricted Subsidiary at all times during such reference period, and if, since the beginning of the reference period, any Person that subsequently became a Restricted Subsidiary or was merged with or into the Company or any of its other Restricted Subsidiaries since the beginning of such period shall have made any acquisition, Investment, disposition, merger, consolidated or discontinued operation, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be adjusted giving pro forma effect thereto for such period as if such asset acquisition or disposition (including, without limitation, the acquisition or disposition of companies, divisions, lines of business or non-ordinary course assets), merger, consolidation or discontinued operation had occurred at the beginning of the reference period. Any Person that is not a Restricted Subsidiary on the transaction date will be deemed not to have been a Restricted Subsidiary at any time during such reference period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company.

“Fixed Charges” means, for any period, the sum of:

(1)	Interest Expense less interest income for such period; and

(2)	cash and non-cash dividends paid on any Disqualified Equity Interests or Preferred Stock of the Company or a Restricted Subsidiary, except for dividends payable in the Company’s Qualified Equity Interests or paid to the Company or to a Restricted Subsidiary.

“Foreign Restricted Subsidiary” means any Foreign Subsidiary that is a Restricted Subsidiary.

“Foreign Subsidiary” means with respect to any Person, any Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof or the District of Columbia and any Subsidiary of such Subsidiary.

“Funded Debt” means, at any time, and determined on a consolidated basis without duplication, the consolidated Debt of the Company and its Restricted Subsidiaries of the type referred to in clauses (1), (2), (3) (but only with respect to reimbursement obligations related thereto), (5), (6), (7) and (8) in the definition of Debt (but in the case of clauses (7) and (8), only to the extent that the Debt of other Persons so Guaranteed or secured is itself of the type referred to in clauses (1), (2), (3) (but only with respect to reimbursement obligations related thereto), (5) or (6) of such definition.

“GAAP” means generally accepted accounting principles in the United States of America as in effect on the Issue Date.

“Governmental Authority” means the government of the United States, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Guarantee” by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing any Debt or other obligation of any other Person (the “primary obligor”), whether directly or indirectly, and including any written obligation of the guarantor, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or other obligation or to purchase (or advance or supply funds for the purchase of) any security for the payment thereof, (b) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt or other obligation or (c) as an account party in respect of any letter of credit or letter of guaranty issued to support such Debt or other obligation; provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business.

“Guarantor” means (i) each Restricted Subsidiary of the Company in existence on the Issue Date that Guarantees the Credit Agreement and (ii) each Restricted Subsidiary that executes a supplemental Indenture in the form attached to the Indenture providing for the guaranty of the payment of the notes, or any successor obligor under its Note Guaranty, in each case unless and until such Guarantor is released from its Note Guaranty pursuant to the Indenture.

“Hedging Agreement” means (i) any interest rate swap agreement, interest rate cap agreement, interest rate future agreement, interest rate option agreement, interest rate hedge agreement or other agreement or arrangement designed to protect against or mitigate interest rate risk, (ii) any foreign exchange forward contract, currency swap agreement, currency option agreements or other agreement or arrangement designed to protect against or mitigate foreign exchange risk or (iii) any commodity or raw material futures contract, commodity hedge agreement, any actual or synthetic forward sale contract or other similar device or instrument or any other agreement designed to protect against or mitigate raw material price risk.

“Incur” means, with respect to any Debt or Capital Stock, to incur, create, issue, assume or Guarantee such Debt or Capital Stock. If any Person becomes a Restricted Subsidiary on any date after the date of the Indenture (including by redesignation of an Unrestricted Subsidiary or failure of an Unrestricted Subsidiary to meet the qualifications necessary to remain an Unrestricted Subsidiary), the Debt and Capital Stock of such Person outstanding on such date will be deemed to have been Incurred by such Person on such date for purposes of “Limitation on debt and preferred stock,” but will not be considered the sale or issuance of Equity Interests for purposes of “Limitation on asset sales.” Neither the accrual of interest nor the accretion of original issue discount nor the payment of interest in the form of additional Debt (to the extent provided for when the Debt on which such interest is paid was originally issued) shall be considered an Incurrence of Debt.

“Indiana Harbor Partnership” means Indiana Harbor Coke Company L.P.

“Interest Expense” means, for any period, the consolidated interest expense of the Company and its Restricted Subsidiaries, plus, to the extent not included in such consolidated interest expense, and to the extent incurred, accrued or payable by the Company or its Restricted Subsidiaries, without duplication, (i) interest expense attributable to Capital Leases, (ii) original issue discount, (iii) capitalized interest, and (iv) non-cash interest expense (other than non-cash interest expense attributable to movement in mark to market valuation of obligations under Hedging Agreements or other derivatives under GAAP), but excluding (a) amortization of deferred financing fees, debt issuance costs and commissions, fees and expenses and the expensing of any bridge, commitment or other financing fees, commissions, discounts, yield and other fees and charges (including any interest expense) related to any receivables facility, and (b) non-cash interest expense attributable to movement in mark to market valuation of obligations under Hedging Agreements or other derivatives under GAAP.

“Investment” means:

(1)	any advance, loan or other extension of credit to another Person (but excluding (i) advances to customers, suppliers, joint venture partners or the like in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivables, prepaid expenses or deposits on the balance sheet of the Company or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business, (ii) commission, travel and similar advances to officers and employees made in the ordinary course of business and (iii) advances, loans or extensions of trade credit in the ordinary course of business by the Company or any of its Restricted Subsidiaries),

(2)	any capital contribution to another Person, by means of any transfer of cash or other property or in any other form,

(3)	any purchase or acquisition of Equity Interests, bonds, notes or other Debt, or other instruments or securities issued by another Person, including the receipt of any of the above as consideration for the disposition of assets or rendering of services, or

(4)	any Guarantee of any obligation of another Person.

If the Company or any Restricted Subsidiary (x) sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary so that, after giving effect to that sale or disposition, such Person is no longer a Subsidiary of the Company, or (y) designates any Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the provisions of the Indenture, all remaining Investments of the Company and the Restricted Subsidiaries in such Person shall be deemed to have been made at such time. The acquisition by the Company or any Restricted Subsidiary of a Person that holds an Investment in a third Person shall be deemed to be an Investment by the Person or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investment held by the acquired Person in such third Person on the date of such acquisition.

“Investment Grade” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P.

“Issue Date” means July 26, 2011.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or Capital Lease).

“Marketable Securities” means any equity securities that are (i) listed on a national securities exchange, (ii) issued by a Person having a total equity market capitalization of not less than $250.0 million, and (iii) in an aggregate amount not greater than 5% of the total equity market capitalization of such Person.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds of such Asset Sale received by the Company and its Restricted Subsidiaries in the form of cash (including (i) payments in respect of deferred payment obligations to the extent corresponding to, principal, but not interest, when received in the form of cash, and (ii) proceeds from the conversion of Designated Non-cash Consideration when converted to cash), but excluding the assumption by the acquiring Person of any Debt relating to the disposed asset or any other consideration received in any non-cash form, net of:

(1)	brokerage commissions and other fees and expenses related to such Asset Sale and the sale of such Designated Non-cash Consideration, including fees and expenses of counsel, accountants and investment bankers and any relocation expenses incurred as a result thereof;

(2)	provisions for taxes as a result of such Asset Sale taking into account the consolidated results of operations of the Company and its Restricted Subsidiaries;

(3)	payments required to be made to holders of minority interests in Subsidiaries as a result of such Asset Sale, to repay Debt outstanding at the time of such Asset Sale that is secured by a Lien on the property or assets sold or to holders of royalty or similar interests as a result of such Asset Sale; and

(4)	appropriate amounts to be provided as a reserve against liabilities associated with such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and indemnification obligations associated with such Asset Sale, with any subsequent reduction of the reserve other than by payments made and charged against the reserved amount to be deemed a receipt of cash.

“Non-Recourse Debt” means Debt as to which (i) neither the Company nor any Restricted Subsidiary provides any Guarantee other than a pledge of Equity Interests of any Person that is a primary obligor in respect of such Debt and is not the Company or a Restricted Subsidiary and (ii) no default thereunder would, as such, constitute a default under any Debt of the Company or any Restricted Subsidiary.

“Note Guaranty” means the guaranty of the notes by a Guarantor pursuant to the Indenture.

“Obligations” means, with respect to any Debt, all obligations (whether in existence on the Issue Date or arising afterwards, absolute or contingent, direct or indirect) for or in respect of principal (when due, upon acceleration, upon redemption, upon mandatory repayment or repurchase pursuant to a mandatory offer to purchase, or otherwise), premium, interest, penalties, fees, indemnification, reimbursement, expenses, damages and other amounts payable and liabilities with respect to such Debt, including all interest accrued or accruing after the commencement of any bankruptcy, insolvency or reorganization or similar case or proceeding at the contract rate (including, without limitation, any contract rate applicable upon default) specified in the relevant documentation, whether or not the claim for such interest is allowed as a claim in such case or proceeding.

“Officer” means the president or chief executive officer, the chairman of the Board of Directors, any executive vice president, any senior vice president, any vice president, the chief financial officer, the treasurer or any assistant treasurer, or the secretary or any assistant secretary, of the Company.

“Officers’ Certificate” means a certificate signed in the name of the Company by any two Officers.

“Parent” means Sunoco, Inc., a Pennsylvania corporation.

“Parent Payment Guaranty Agreement” means that certain Guaranty, Keep Well and Indemnification Agreement, dated as of the Issue Date by and among Parent, Company and the other entities party thereto.

“Permitted Business” means any of the businesses in which the Company and its Subsidiaries are engaged on the Issue Date and any other activities that are similar, ancillary or reasonably related to, or a reasonable extension, expansion or development of, such businesses or ancillary thereto.

“Permitted Group” means any group of Persons that is deemed to be a “person” (as that term is used in Section 13(d)(3) of the Exchange Act) and which group includes a Permitted Holder; provided that no single Person (together with its Affiliates) beneficially owns more of the Voting Stock of the Company that is beneficially owned by such group of Persons than is then collectively beneficially owned by the Permitted Holders in the aggregate.

“Permitted Holders” means any or all of the following:

(1)	Parent;

(2)	any Subsidiary of Parent; and

(3)	any Permitted Group.

“Permitted Investments” means:

(1)	any Investment in the Company or in a Restricted Subsidiary of the Company;

(2)	any Investment in cash, Cash Equivalents or Marketable Securities;

(3)	any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(A)	such Person becomes a Restricted Subsidiary of the Company, or

(B)	such Person, in one or a series of transactions, is merged or consolidated with or into, or transfers or conveys substantially all its assets to, or is liquidated into, the Company or a Restricted Subsidiary, and, in each case, any Investment held by such Person;

(4)	Investments received as non-cash consideration in an asset sale made pursuant to and in compliance with “Limitation on asset sales”;

(5)	any Investment acquired solely in exchange for Qualified Equity Interests of the Company;

(6)	Hedging Agreements otherwise permitted under the Indenture;

(7)	(i) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business, (ii) endorsements for collection or deposit in the ordinary course of business, (iii) securities, instruments or other obligations received in compromise or settlement of debts created in the ordinary course of business, or by reason of a composition or readjustment of debts or reorganization of another Person, or in satisfaction of claims or judgments and (iv) any Investment as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8)	Investments in Permitted Businesses, Unrestricted Subsidiaries and joint ventures in an aggregate amount, taken together with all other Investments made in reliance on this clause (8), not to exceed the greater of (x) $200.0 million and (y) 15.00% of Consolidated Net Tangible Assets determined at the time such Investment is made (net of, with respect to the Investment in any particular Person, the cash return thereon received after the Issue Date as a result of any sale for cash, repayment, redemption, liquidating distribution or other cash realization (not included in Consolidated Net Income), not to exceed the amount of Investments in such Person made after the Issue Date in reliance on this clause); provided, however, that if any Investment pursuant to this clause (8) is made in a Person that is not a Restricted Subsidiary of the Company at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of the Company after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (8) for so long as such Person continues to be a Restricted Subsidiary;

(9)	payroll, travel and other loans or advances to, or Guarantees issued to support the obligations of, current or former officers, managers, directors, consultants and employees, in each case in the ordinary course of business or consistent with past practice, not in excess of $5.0 million outstanding at any time;

(10)	extensions of credit to customers, suppliers and joint venture partners in the ordinary course of business;

(11)	Investments consisting of purchases and acquisitions, in the ordinary course of business, of inventory, supplies, material or equipment or the licensing or contribution of intellectual property;

(12)	Investments existing on the Issue Date and any Investment that replaces, refinances or refunds an existing Investment; provided that the new Investment is in an amount that does not exceed the amount replaced, refinanced or refunded, and is made in the same Person as the Investment replaced, refinanced or refunded;

(13)	Investments made pursuant to surety bonds, reclamation bonds, performance bonds, bid bonds, appeal bonds and similar obligations, in each case, to the extent such surety bonds, reclamation bonds, performance bonds, bid bonds, appeal bonds and similar obligations are permitted under the Indenture;

(14)	Investments resulting from pledges and deposits permitted under the definition of “Permitted Liens”;

(15)	Investments consisting of indemnification obligations in respect of performance bonds, bid bonds, appeal bonds, surety bonds, reclamation bonds and completion guarantees and similar obligations or with respect to workers’ compensation benefits, in each case entered into in the ordinary course of business, and pledges or deposits made in the ordinary course of business in support of obligations under existing coal sales contracts (and extensions or renewals thereof on similar terms);

(16)	any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Financing or any related Debt;

(17)	any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with clause (c) of the covenant “—Certain covenants—Limitation on transactions with affiliates” (except for transactions described in clauses (3), (5), (7) and (11) thereof);

(18)	(A) Guarantees issued in accordance with the covenant “—Certain covenants—Limitation on debt and preferred stock” and additional Note Guarantees and (B) Guarantees of performance or other obligations (other than Debt) arising in the ordinary course of business or consistent with past practice;

(19)	Investments in Indiana Harbor Partnership in an aggregate amount, taken together with all other Investments made in reliance on this clause (19), not to exceed the greater of (x) $50.0 million and

(y) 3.75% of Consolidated Net Tangible Assets determined at the time such Investment is made (net of, the cash return thereon received after the Issue Date as a result of any sale for cash, repayment, redemption, liquidating distribution or other cash realization (not included in Consolidated Net Income), not to exceed the amount of Investments in Indiana Harbor Partnership made after the Issue Date in reliance on this clause); provided, however, that if Indiana Harbor Partnership becomes a Restricted Subsidiary of the Company after the date of an Investment, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (19) for so long as Indiana Harbor Partnership continues to be a Restricted Subsidiary;

(20)	Investments pursuant to or contemplated by any contractual obligations in respect of (i) the Indiana Harbor Partnership as in effect on the Issue Date or (ii) the Transaction Documents as in effect on the Issue Date;

(21)	Investments in Claymont in an amount equal to Claymont’s obligations due and payable within 15 days of such Investment in respect of debt existing on the Issue Date and owing to Indiana Harbor Partnership; provided that Claymont uses the funds received pursuant to an Investment made under this clause (21) to pay such obligations owing to Indiana Harbor Partnership when due and payable; and

(22)	in addition to Investments listed above, additional Investments in an aggregate amount, taken together with all other Investments made in reliance on this clause, not to exceed the greater of (x) $150.0 million and (y) 11.25% of Consolidated Net Tangible Assets determined at the time such Investment is made (net of, with respect to the Investment in any particular Person made pursuant to this clause, the cash return thereon received after the Issue Date as a result of any sale for cash, repayment, redemption, liquidating distribution or other cash realization (not included in Consolidated Net Income) not to exceed the amount of such Investments in such Person made after the Issue Date in reliance on this clause); provided, however, that if any Investment pursuant to this clause (22) is made in a Person that is not a Restricted Subsidiary of the Company at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of the Company after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (22) for so long as such Person continues to be a Restricted Subsidiary;

provided, however, that with respect to any Investment, the Company may, in its sole discretion, allocate all or any portion of any Investment to one or more of the above clauses (1) through (22) so that the entire Investment would be a Permitted Investment.

“Permitted Liens” means

(1)	Liens existing on the Issue Date;

(2)	Liens securing the notes or any Note Guaranties and other Obligations under the Indenture and in respect thereof and any obligations owing to the trustee under the Indenture;

(3)	Liens securing (i) Debt Incurred under clause (1) of the definition of Permitted Debt (and all Obligations incurred, issued or arising under such secured credit facilities that permit borrowings not in excess of the limit set out in such clause (1)) and (ii) Obligations of the Company and its Subsidiaries under Hedging Agreements and other agreements, including in respect of cash management services provided by lenders under the Debt referred to in the preceding clause (i) or their affiliates;

(4)	Liens securing Debt or other obligations; provided that, at the time of Incurrence after giving pro forma effect thereto, the Consolidated Secured Leverage Ratio would be no greater than 2.0 to 1.0;

(5)	Liens securing Debt or other obligations in an aggregate principal amount not to exceed $25.0 million at any one time outstanding;

(6)	(A) pledges or deposits under worker’s compensation laws, unemployment insurance and other social security laws or regulations or similar legislation, or to secure liabilities to insurance carriers under insurance arrangements in respect of such obligations, or good faith deposits, prepayments or cash payments in connection with bids, tenders, contracts or leases, or to secure public or statutory obligations, surety bonds, customs duties and the like, or for the payment of rent, in each case incurred in the ordinary course of business, (B) Liens in support of obligations under existing coal sales contracts (and extensions or renewals thereof on similar terms and (C) Liens on the property and assets of the Company or any Restricted Subsidiary Incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, contractual arrangements with suppliers, reclamation bonds, surety bonds or other obligations of a like nature and Incurred in a manner consistent with industry practice, in each case which are not Incurred in connection with the borrowing of money or the obtaining of advances or credit;

(7)	Liens imposed by law, such as carriers’, vendors’, warehousemen’s and mechanics’ liens, in each case for sums not yet due or being contested in good faith and by appropriate proceedings and in respect of taxes and other governmental assessments and charges or claims which are not yet due or which are being contested in good faith and by appropriate proceedings;

(8)	customary Liens in favor of trustees and escrow agents, and netting and setoff rights, banker’s liens and the like in favor of financial institutions and counterparties to financial obligations and instruments, including Hedging Agreements;

(9)	Liens on assets pursuant to merger agreements, stock or asset purchase agreements and similar agreements in respect of the disposition of such assets;

(10)	options, put and call arrangements, rights of first refusal and similar rights relating to Investments in joint ventures, partnerships and the like and Liens on joint venture interests in favor of joint venture partners to secure obligations arising under the respective joint venture agreements;

(11)	judgment liens so long as no Event of Default then exists as a result thereof, and Liens securing appeal bonds or letters of credit issued in support of or in lieu of appeal bonds;

(12)	Liens incurred in the ordinary course of business securing obligations not securing Debt for borrowed money and not in the aggregate materially detracting from the value of the properties or their use in the operation of the business of the Company and its Restricted Subsidiaries;

(13)	Liens securing obligations in respect of trade-related letters of credit permitted under clause (6) of “Permitted Debt” covering only the goods (or the documents of title in respect of such goods) financed by such letters of credit and the proceeds and products thereof;

(14)	Liens (including the interest of a lessor under a Capital Lease) on property that secure Debt Incurred pursuant to clause (10) of Permitted Debt for the purpose of financing all or any part of the purchase price or cost of construction, development, design, installation or improvement of such property provided that the Lien does not (x) extend to any additional property or (y) secure any additional obligations, in each case other than the initial property so subject to such Lien and the Debt and other obligations originally so secured;

(15)	Liens on property of a Person at the time such Person becomes a Restricted Subsidiary of the Company, provided such Liens were not created in contemplation thereof and do not extend to any other property of the Company or any Restricted Subsidiary (except additions, accessions, replacements and improvements to or of the property or assets subject to such lien);

(16)	Liens on property (including Capital Stock) at the time the Company or any of the Restricted Subsidiaries acquires such property, including any acquisition by means of a merger or consolidation with or into the Company or a Restricted Subsidiary of such Person, provided such Liens were not created in contemplation thereof and do not extend to any other property of the Company or any Restricted Subsidiary;

(17)	Liens securing Debt or other obligations of the Company or a Restricted Subsidiary to the Company or a Guarantor;

(18)	Liens incurred or assumed in connection with the issuance of revenue bonds the interest on which is tax-exempt under the Internal Revenue Code;

(19)	Liens on specific items of inventory, equipment or other goods and proceeds of any Person securing such Person’s obligations in respect thereof or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(20)	Liens on shares of Capital Stock of any Unrestricted Subsidiary or Foreign Restricted Subsidiary;

(21)	Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or any Restricted Subsidiary on deposit with or in possession of such bank;

(22)	Liens made in the ordinary course of business to secure liability to insurance carriers;

(23)	Liens on assets of Foreign Restricted Subsidiaries securing Debt of any Foreign Subsidiary;

(24)	extensions, renewals or replacements of any Liens referred to in clauses (1), (2), (4), (13), (14) or (15) in connection with any refinancing of the obligations secured thereby, provided that such Lien does not extend to any other property and, except as contemplated by the definition of “Permitted Refinancing Debt,” the amount secured by such Lien is not increased;

(25)	surface use agreements, easements, zoning restrictions, rights of way, encroachments, pipelines, leases (other than Capital Lease Obligations), subleases, licenses, special assessments, trackage rights, transmission and transportation lines related to Real Property that do not secure any monetary obligation and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of the Company or any Subsidiary;

(26)	pledges, deposits or non-exclusive licenses to use intellectual property rights of the Company or its Subsidiaries to secure the performance of bids, tenders, trade contracts, leases, public or statutory obligations, surety and appeal bonds, reclamation bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business;

(27)	any precautionary UCC financing statement filings in respect of leases (and not any Debt) entered into in the ordinary course of business;

(28)	Liens on accounts receivable and related assets of the type specified in the definition of “Receivables Financing” incurred in connection with a Qualified Receivables Financing;

(29)	licenses of intellectual property in the ordinary course of business;

(30)	Liens to secure a defeasance trust;

(31)	Liens arising under retention of title, hire purchase or conditional sale arrangements arising under provisions in a supplier’s standard conditions of supply in respect of goods or services supplied to the Company or any Restricted Subsidiary in the ordinary course of business on arm’s length terms;

(32)	Liens incurred in connection with Sale and Leaseback Transactions Incurred pursuant to clause (18) of Permitted Debt; and

(33)	Liens pursuant to or contemplated by the Transaction Documents as in effect on the Issue Date.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, including a government or political subdivision or an agency or instrumentality thereof.

“Preferred Stock” means, with respect to any Person, any and all Capital Stock which is preferred as to the payment of dividends or distributions, upon liquidation or otherwise, over another class of Capital Stock of such Person.

“Qualified Equity Interests” means all Equity Interests of a Person other than Disqualified Equity Interests.

“Qualified Receivables Financing” means any Receivables Financing of a Receivables Subsidiary that meets the following conditions:

(1)	the Board of Directors of the Company has determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Company and the Receivables Subsidiary,

(2)	all sales of accounts receivable and related assets to the Receivables Subsidiary are made at Fair Market Value (as determined in good faith by the Company), and

(3)	the financing terms, covenants, termination events and other provisions thereof will be market terms (as determined in good faith by the Company) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of the Company or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) to secure a Credit Facility will not be deemed a Qualified Receivable Financing. For purposes of the Indenture, a receivables facility whether now in existence or arising in the future (and any replacement thereof with substantially similar terms in the aggregate) will be deemed to be a Qualified Receivables Financing that is not recourse to the Company (except for Standard Securitization Undertakings).

“Rating Agencies” means S&P and Moody’s; provided, that if either S&P or Moody’s (or both) shall cease issuing a rating on the notes for reasons outside the control of the Company, the Company may select a nationally recognized statistical rating agency to substitute for S&P or Moody’s (or both).

“Real Property” shall mean, collectively, all right, title and interest of the Company or any other Subsidiary (including any leasehold or mineral estate) in and to any and all parcels of real property owned or operated by the Company or any other Subsidiary, whether by lease, license or other use agreement, including but not limited to, coal leases and surface use agreements, together with, in each case, all Improvements and appurtenant fixtures (including all conveyors, preparation plants or other coal processing facilities, silos, shops and load out and other transportation facilities), easements and other property and rights incidental to the ownership, lease or operation thereof, including but not limited to, access rights, water rights and extraction rights for minerals.

“Receivables Financing” means any transaction or series of transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Subsidiary (in the case of a transfer by the Company or any of its Subsidiaries), or (b) any other Person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any obligations in respect of Hedging Agreements entered into by the Company or any Subsidiary in connection with such accounts receivable.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” means a Wholly Owned Restricted Subsidiary of the Company (or another Person formed for the purposes of engaging in a Qualified Receivables Financing with the Company and to which the

Company or any Subsidiary of the Company transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable of the Company and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of the Company as a Receivables Subsidiary and:

(1)	no portion of the Debt or any other obligations (contingent or otherwise) of which (x) is guaranteed by the Company or any other Subsidiary of the Company (excluding guarantees of obligations (other than the principal of, and interest on, Debt) pursuant to Standard Securitization Undertakings), (y) is recourse to or obligates the Company or any other Subsidiary of the Company in any way other than pursuant to Standard Securitization Undertakings or (z) subjects any property or asset of the Company or any other Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(2)	with which neither the Company nor any other Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms which the Company reasonably believes to be no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company; and

(3)	to which neither the Company nor any other Subsidiary of the Company has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of the Company shall be evidenced to the trustee by filing with the trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate stating that such designation complied with the foregoing conditions.

“Registration Rights Agreement” means the registration rights agreement to be entered into on or prior to the Issue Date by and between Parent and the Company.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of the Company other than any Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group, a division of McGraw Hill, Inc., and its successors.

“Sale and Leaseback Transaction” means, with respect to any Person, an arrangement whereby such Person enters into a lease of property previously transferred by such Person to the lessor.

“Securities Act” means the Securities Act of 1933, as amended.

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees entered into by the Company or any Subsidiary of the Company which the Company has determined in good faith to be customary in a Receivables Financing including, without limitation, those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Separation and Distribution Agreement” means the separation and distribution agreement, dated July 18, 2011, by and between Parent and the Company, as it may be amended.

“Significant Restricted Subsidiary” means any Restricted Subsidiary, or group of Restricted Subsidiaries, that would, taken together, be a “significant subsidiary” as defined in Article 1, Rule 1-02 (w)(1) or (2) of Regulation S-X promulgated under the Securities Act, as such regulation is in effect on the date of the Indenture.

“Stated Maturity” means (i) with respect to any Debt, the date specified as the fixed date on which the final installment of principal of such Debt is due and payable or (ii) with respect to any scheduled installment of principal of or interest on any Debt, the date specified as the fixed date on which such installment is due and payable as set forth in the documentation governing such Debt, not including any contingent obligation to repay, redeem or repurchase prior to the regularly scheduled date for payment.

“Subordinated Debt” means any Debt of the Company or any Guarantor which is subordinated in right of payment to the notes or the Note Guaranty, as applicable, pursuant to a written agreement to that effect.

“Subsidiary” means with respect to any Person, any corporation, association, limited liability company or other business entity of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by, or, in the case of a partnership, the sole general partner or the managing partner or the only general partners of which are, such Person and one or more Subsidiaries of such Person (or a combination thereof). Unless otherwise specified, “Subsidiary” means a Subsidiary of the Company.

“Tax Sharing Agreement” means the tax sharing agreement to be entered into on or prior to the Issue Date by and between Parent and the Company.

“Taxes” means any present or future tax, levy, import, duty, charge, deduction, withholding, assessment or fee of any nature (including interest, penalties, and additions thereto) that is imposed by any Governmental Authority or other taxing authority.

“Transactions” means collectively, the transactions to occur on or about the Issue Date pursuant to the Transaction Documents or other agreements existing on or prior to the Issue Date, including without limitation the execution, delivery and performance of the Credit Agreement and related agreements, the borrowing of loans thereunder and use of the proceeds thereof and the issuance of letters of credit thereunder, the initial public offering of capital stock of the Company and the issuance of the notes.

“Transaction Documents” means, collectively, the following agreements: (i) the Indenture; (ii) the Credit Agreement; (ii) the Separation and Distribution Agreement; (iii) Registration Rights Agreement; (iv) the Transition Services Agreement; (v) the Tax Sharing Agreement; (vi) the Underwriting Agreement; (vii) the Exchange Agreement; and (viii) the Parent Payment Guaranty Agreement, in each case as in effect on the Issue Date and as amended, modified, renewed or replaced from time to time; provided that any such amendment, modification, renewal or replacement is not materially less favorable to the noteholders than the agreement in effect on the Issue Date.

“Transition Services Agreement” means the transition services agreement to be entered into on or prior to the Issue Date by and between Parent and the Company.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to August 1, 2014; provided, however, that if the period from the redemption date to such date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” on the date two business days prior to such determination.

“U.S. Government Obligations” means obligations issued or directly and fully guaranteed or insured by the United States of America or by any agent or instrumentality thereof, provided that the full faith and credit of the United States of America is pledged in support thereof.

“Underwriting Agreement” means the underwriting agreement dated July 20, 2011, by and among the Company, the Parent, the selling stockholder party thereto and the underwriters named therein.

“Unrestricted Subsidiary” means (i) Indiana Harbor Partnership, (ii) Claymont and (iii) any other Subsidiary of the Company that at the time of determination has previously been designated, and continues to be, an Unrestricted Subsidiary in accordance with “Designation of Restricted and Unrestricted Subsidiaries.”

“Voting Stock” means, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

“Wholly Owned” means, with respect to any Restricted Subsidiary, a Restricted Subsidiary all of the outstanding Capital Stock of which (other than any director’s qualifying shares) is owned by the Company and one or more Wholly Owned Restricted Subsidiaries (or a combination thereof).

Book-Entry Procedures

The notes will be issued in the form of one or more fully registered global securities in a minimum denomination of $2,000 or integral multiples of $1,000 in excess thereof that will be deposited with DTC in New York, New York or its nominee. This means that the Company will not issue certificates to each Holder. Each global security will be issued in the name of Cede & Co., DTC’s nominee, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a certificate, a global security may not be transferred, except that DTC, its nominees, and their successors may transfer a global security as a whole to one another.

Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants. If you are not a participant in DTC, you may beneficially own notes held by DTC only through a participant.

The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limitations and laws may impair the ability to transfer beneficial interests in a global security.

DTC has provided the Company with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations.

DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the Financial Industry Regulatory Authority, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Purchases of notes represented by one or more global securities under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each beneficial owner of each Note is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Delivery of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Redemption notices, if any, will be sent to DTC. If less than all of the notes within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

Redemption proceeds and distributions on the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from the Company or the paying agent on payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of each participant and not of DTC, the paying agent, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds and distributions to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company or the paying agent, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

A beneficial owner must give notice to elect to have its notes purchased or tendered, through its participant, to the paying agent, and will effect delivery of the notes by causing the direct participant to transfer the participant’s interest in the notes, on DTC’s records, to the paying agent. The requirement for physical delivery of the notes in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the notes are transferred by direct participants on DTC’s records and followed by a book-entry credit of tendered securities to the paying agent’s DTC account.

DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us or the paying agent. Under such circumstances, in the event that a successor securities depository is not obtained, Note certificates are required to be printed and delivered. The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Note certificates will be printed and delivered.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but the Company and the Guarantor take no responsibility for its accuracy.

Same-day Settlement and Payment

The notes will trade in the same-day funds settlement system of DTC until maturity or until the Company issues the notes in certificated form. DTC will therefore require secondary market trading activity in the notes to settle in immediately available funds. The Company can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

EXCHANGE OFFER

In connection with the issuance of the outstanding notes, the Company and the guarantors entered into a registration rights agreement dated July 26, 2011 with J.P. Morgan Securities LLC, acting as the representative of the initial purchasers of the outstanding notes. Pursuant to the registration rights agreement, the Company agreed to use commercially reasonable efforts to (i) file a registration statement to exchange the outstanding notes for new notes registered under the Securities Act having substantially the same terms as the outstanding notes and evidencing the same indebtedness as the notes and (ii) cause the registration statement to be declared effective under the Securities Act. The Company also agreed to file and keep effective a shelf registration statement to cover resales of the outstanding notes under certain circumstances.

The Company and the notes guarantors have agreed to use commercially reasonable efforts to cause the exchange to be completed within 360 days after the issuance of the notes. If the Company fails to satisfy its registration obligations under the registration rights agreement, it will be required to pay additional interest to the holders of the Notes under certain circumstances. In the event that the exchange offer has not been consummated on or prior to July 20, 2012, the interest rate on the outstanding notes will be increased by 0.25% per annum for the first 90 days immediately following the respective due date, and by an additional 0.25% per annum at the beginning of each subsequent 90-day-period, until the applicable requirement has been met or the outstanding notes become freely tradable under the Securities Act, provided that the additional interest rate on the notes may not exceed at any one time in the aggregate 1.00% per annum. Following the cure of all such registration defaults, the accrual of additional interest shall cease.

Our obligations to register the exchange notes will terminate upon the completion of the exchange offer. However, under certain circumstances specified in the registration rights agreement, we may be required to file a shelf registration statement for a continuous offer in connection with the outstanding notes.

The following summary of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement. You should refer to the exhibits that are a part of the registration statement (of which this prospectus is a part) for a copy of the registration rights agreement, which is included as Exhibit 4.3 to our Current Report on Form 8-K dated August 1, 2011.

The exchange offer will permit eligible holders of notes to exchange the outstanding notes for the exchange notes that are identical in all material respects with the outstanding notes, except that:

•

the offer and sale of the exchange notes will have been registered under the Securities Act, and thus the exchange notes generally will not be subject to the restrictions on transfer applicable to the outstanding notes or bear restrictive legends;

•	the exchange notes bear a different CUSIP number from the outstanding notes;

•	the exchange notes will not be entitled to registration rights, and

•	the exchange notes will not have the right to earn additional interest under circumstances relating to our registration obligations.

The exchange notes will evidence the same debt as the outstanding notes. Holders of exchange notes will be entitled to the benefits of the Indenture.

General

We will issue exchange notes for tendered and accepted outstanding notes promptly after expiration of the exchange offer. For each old note surrendered to us pursuant to the exchange offer, the holder of such old note will receive a exchange note having a principal amount equal to that of the surrendered old note. Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the old note surrendered in exchange therefor.

In connection with the issuance of the outstanding notes, we have arranged for the outstanding notes to be issued in the form of global notes through the facilities of DTC acting as depositary. The exchange notes will also be issued in the form of global notes registered in the name of DTC or its nominee and each beneficial owner’s interest in it will be transferable in book-entry form through DTC.

Holders of outstanding notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. Outstanding notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the Indenture under which they were issued, including accrual of interest, but, subject to a limited exception, will not be entitled to any registration rights under the applicable registration rights agreement. See “—Consequences of Failure to Tender.”

We will be deemed to have accepted validly tendered outstanding notes when and if we have given written notice to the exchange agent of our acceptance. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of other events described in this prospectus or otherwise, we will return the certificates for any unaccepted outstanding notes, at our expense, to the tendering holder promptly upon the expiration or termination of the exchange offer.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of the outstanding notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of that jurisdiction.

Eligibility; Transferability

Under existing interpretations of the Securities Act by the staff of the SEC contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the exchange notes will generally be freely transferable by holders after the exchange offer without further compliance with the registration and prospectus delivery requirements of the Securities Act (subject to certain representations required to be made by each holder of outstanding notes, as set forth under “Procedures for Tendering”). However, any holder of outstanding notes who:

•	is one of our “affiliates” (as defined in Rule 405 under the Securities Act),

•	does not acquire the exchange notes in the ordinary course of business,

•	distributes, intends to distribute, or has an arrangement or understanding with any person to distribute the exchange notes as part of the exchange offer, or

•	is a broker-dealer who purchased outstanding notes from us in the initial offering of the outstanding notes for resale pursuant to Rule 144A or any other available exemption under the Securities Act,

will not be able to rely on the interpretations of the staff of the SEC, will not be permitted to tender outstanding notes in the exchange offer and, in the absence of any exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

The Company’s belief that transfers of exchange notes would be permitted without registration or prospectus delivery under the conditions described above is based on SEC interpretations given to other, unrelated issuers in similar exchange offers. We cannot assure you that the SEC would make a similar interpretation with respect to our exchange offer. We will not be responsible for or indemnify you against any liability you may incur under the Securities Act.

Each broker-dealer that receives exchange notes for its own account under the exchange offer in exchange for outstanding notes that were acquired by the broker-dealer as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Expiration of the Exchange Offer; Extensions; Amendments

The exchange offer will expire at 12:00 midnight, New York City time, at the end of Tuesday, January 24, 2012, which we refer to as the expiration date, unless we extend the exchange offer. To extend the exchange offer, we will notify the exchange agent and each registered holder of any extension before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We reserve the right to extend the exchange offer, delay accepting any tendered outstanding notes or, if any of the conditions described below under the heading “—Conditions” have not been satisfied, to terminate the exchange offer. We do not currently intend to extend the expiration of the exchange offer. We will delay acceptance only due to an extension of the exchange offer. We also reserve the right to amend the terms of the exchange offer in any manner. We will give written notice of such delay, extension, termination or amendment to the exchange agent. If we amend the exchange offer in a manner that we consider material, we will disclose such amendment by means of a prospectus supplement, and we will extend the exchange offer for a period of five to ten business days.

If we determine to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we will do so by making a timely release through an appropriate news agency.

If we delay accepting any outstanding notes or terminate the exchange offer, we promptly will pay the consideration offered, or return any outstanding notes deposited, pursuant to the exchange offer as required by Rule 14e-1(c) under the Exchange Act.

Conditions

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or issue any exchange notes for, any outstanding notes, and may terminate or amend the exchange offer before the expiration of the exchange offer, if:

•

we determine that the exchange offer violates any law, statute, rule, regulation or interpretation by the staff of the SEC or any order of any governmental agency or court of competent jurisdiction; or

•

any action or proceeding is instituted or threatened in any court or by or before any governmental agency relating to the exchange offer which, in our judgment, could reasonably be expected to impair our ability to proceed with the exchange offer.

The conditions listed above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our reasonable discretion in whole or in part at any time and from time to time prior to the expiration date. The failure by us at any time to exercise any of the above rights shall not be considered a waiver of such right, and such right shall be considered an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for those outstanding notes, if at any time any stop order is threatened or issued with respect to the registration statement for the exchange offer and the exchange notes or the qualification of the Indenture under the Trust Indenture Act of 1939. In any such event, we must use commercially reasonable best efforts to obtain the withdrawal of any stop order as soon as practicable.

In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us the representations described under “—Eligibility; Transferability” and “Plan of Distribution.”

Procedures for Tendering

Delivery of Letter of Transmittal and Outstanding Notes

Only a holder of record of outstanding notes may tender outstanding notes in the exchange offer. In order to tender outstanding notes in the exchange offer, a holder of outstanding notes must deliver a letter of transmittal and deliver the outstanding notes to the exchange agent. Delivery of the outstanding notes may be made by book-entry transfer to the exchange agent’s account at DTC.

Specifically, to accept the exchange offer by delivery of a letter of transmittal and outstanding notes, a holder must:

•

complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires and deliver the letter of transmittal or facsimile to the exchange agent, including all other required documents at the address set forth below under “—Exchange Agent”, prior to the expiration of the exchange offer; and

•	deliver the outstanding notes to the exchange agent by one of the following methods, as further described under “—Methods of Delivering Outstanding Notes” below:

•

if a holder holds outstanding notes in book-entry form, the exchange agent must receive, before expiration of the exchange offer, timely confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC; or

•	if a holder is unable to effect book-entry transfer of book-entry notes before the expiration of the exchange offer, the holder must comply with the guaranteed delivery procedures.

If the applicable letter of transmittal is signed by the record holder(s) of the outstanding notes tendered, the signature must correspond with the name(s) written on the face of the outstanding notes without alteration, enlargement or any change whatsoever. If the applicable letter of transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the outstanding notes.

A signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible guarantor institution. Eligible guarantor institutions include banks, brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers, government securities brokers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The signature need not be guaranteed by an eligible guarantor institution if the outstanding notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes, the outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding notes, and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

Automated Tender Offer Program

If a holder is a participant in DTC and is transferring its outstanding notes in book-entry form through DTC, then the exchange agent and DTC have confirmed that such a holder may utilize the DTC ATOP procedures to tender outstanding notes in lieu of delivering a letter of transmittal.

To use this alternative procedure:

•

a holder may instruct DTC, in accordance with the ATOP system, to transmit on its behalf a computer-generated message to the exchange agent in which the holder of the outstanding notes acknowledges and agrees to be bound by the terms of the letter of transmittal, which computer-generated message must be received by the exchange agent prior to 12:00 midnight, New York City time, at the end of the expiration date; and

•

the exchange agent must receive, before expiration of the exchange offer, timely confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC, according to the procedure for book-entry transfer described below.

However, the exchange for any outstanding notes tendered through the ATOP system will only be made after a book-entry confirmation of a book-entry transfer of outstanding notes into the exchange agent’s account and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message, transmitted by DTC and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant tendering outstanding notes that are the subject of the book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce that agreement against the participant.

Additional Terms and Procedures

Regardless of whether a holder delivers a letter of transmittal or uses the ATOP system, the tender by a holder that is not withdrawn before expiration of the exchange offer will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. If a holder completing a letter of transmittal tenders less than all of the outstanding notes held by this holder, this tendering holder should fill in the applicable box of the letter of transmittal. The amount of outstanding notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

The method of delivery of outstanding notes and the letter of transmittal and all other required documents to the exchange agent is at the election and sole risk of the holder. Instead of delivery by mail, a holder should use an overnight or hand delivery service. In all cases, a holder should allow for sufficient time to ensure delivery to the exchange agent before the expiration of the exchange offer. A holder may request its broker, dealer, commercial bank, trust company or nominee to effect these transactions for the holder. A holder should send any note, letter of transmittal or other required document only to the exchange agent and not directly to us.

Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner’s behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its outstanding notes, either:

•	make appropriate arrangements to register ownership of the outstanding notes in the owner’s name; or

•	obtain a properly completed bond power from the registered holder of outstanding notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration of the exchange offer.

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of the tendered outstanding notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding notes not properly tendered or any outstanding notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of outstanding notes will not be deemed made until those defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In all cases, we will issue exchange notes for outstanding notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message through the ATOP system; and

•	the outstanding notes or a book-entry confirmation that the outstanding notes have been transferred into the exchange agent’s account at DTC.

Holders should receive copies of the applicable letter of transmittal with the prospectus. A holder may obtain copies of the applicable letter of transmittal for the outstanding notes from the exchange agent at its offices listed under “—Exchange Agent.”

By signing the letter of transmittal, or causing DTC to transmit an agent’s message to the exchange agent through the ATOP system, each tendering holder of outstanding notes will, among other things, make the representations in the letter of transmittal described under “—Eligibility; Transferability.”

Methods of Delivery of Outstanding Notes

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer within three business days after the date of this prospectus. A holder whose notes are not held in certificated form must deliver the notes by making a book-entry transfer of the notes into this account, which must be received before the expiration of the exchange offer.

Guaranteed Delivery Procedures

Holders wishing to tender their outstanding notes but whose outstanding notes are not immediately available or who otherwise cannot deliver their outstanding notes, the letter of transmittal or any other required documents to the exchange agent or cannot comply with the applicable procedures described above before expiration of the exchange offer may nonetheless tender if:

•	the tender is made through an eligible guarantor institution, which is defined above under “—Procedures for Tendering—Delivery of Letter of Transmittal and Outstanding Notes;”

•

before expiration of the exchange offer, the exchange agent receives from the eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message and notice of guaranteed delivery, in each case:

•	setting forth the name and address of the holder and the registered number(s) and the principal amount of outstanding notes tendered;

•	stating that the tender is being made by guaranteed delivery; and

•

guaranteeing that, within three New York Stock Exchange trading days after expiration of the exchange offer, the letter of transmittal, or facsimile thereof, together with the outstanding notes or a book-entry transfer confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•

the exchange agent receives the properly completed and executed letter of transmittal, or facsimile thereof, as well as all tendered outstanding notes in proper form for transfer or a book-entry transfer confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after expiration of the exchange offer.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, holders of outstanding notes may withdraw their tenders at any time before expiration of the exchange offer.

For a withdrawal to be effective, the exchange agent must receive a computer-generated notice of withdrawal transmitted by DTC on behalf of the holder in accordance with the standard operating procedures of DTC, or a written notice of withdrawal, which may be by telegram, telex, facsimile transmission or letter, at one of the addresses set forth below under “—Exchange Agent.”

Any notice of withdrawal must:

•	specify the name of the person having tendered the outstanding notes to be withdrawn;

•

identify the outstanding notes to be withdrawn (including the certificate number(s) of the outstanding notes physically delivered) and principal amount of such notes, or, in the case of notes transferred by book-entry transfer, the name of the account at DTC; and

•

be signed by the holder in the same manner as the original signature on the letter of transmittal by which such outstanding notes were tendered, with any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the outstanding notes register the transfer of such outstanding notes into the name of the person withdrawing the tender.

If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of the facility.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination shall be final and binding on all parties. We will deem any outstanding notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. We will return any outstanding notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC, according to the procedures described above, those outstanding notes will be credited to an account maintained with DTC, for outstanding notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn outstanding notes by following one of the procedures described under “—Procedures for Tendering” above at any time on or before expiration of the exchange offer.

A holder may obtain a form of the notice of withdrawal from the exchange agent at its offices listed under “—Exchange Agent.”

Exchange Agent

The Bank of New York Mellon Trust Company, N.A. has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery or the notice of withdrawal to the exchange agent addressed as follows:

To: The Bank of New York Mellon Trust Company, N.A. as Exchange Agent

c/o The Bank of New York Mellon Corporation

Corporate Trust Operations—Reorganization Unit

101 Barclay Street, Floor 7 East

New York, NY 10286

Attention: Diane Amoroso

Telephone: 212-815-2742

By Facsimile Transmission (for Eligible Institutions Only): 212-298-1915

Confirm by Telephone: 212-815-2742

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SHOWN ABOVE OR TRANSMISSION VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF THE LETTER OF TRANSMITTAL.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail. However, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We shall, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer, including the following:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	our accounting and legal fees; and

•	our printing and mailing costs.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer, except as follows. The tendering holder will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	exchange notes are to be delivered to, or issued in the name of, any person other than the registered holder of the outstanding notes so exchanged;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

If satisfactory evidence of payment of transfer taxes is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed to the tendering holder.

Accounting Treatment

We will record the exchange notes at the same carrying value as the outstanding notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon completion of the exchange offer.

Consequences of Failure to Tender

All untendered outstanding notes will remain subject to the restrictions on transfer provided for in the outstanding notes and in the Indenture. Generally, the outstanding notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, such outstanding notes may be resold only:

•	to us (upon redemption thereof or otherwise);

•	pursuant to a registration statement which has been declared effective under the Securities Act;

•

for so long as the outstanding notes are eligible for resale pursuant to Rule l44A, to a person the holder of the outstanding notes and any person acting on its behalf reasonably believes is a “qualified institutional buyer” as defined in Rule l44A, that purchases for its own account or for the account of another qualified institutional buyer, in each case to whom notice is given that the transfer is being made in reliance on Rule l44A; or

•

pursuant to any other available exemption from the registration requirements of the Securities Act (in which case we and the trustee shall have the right to require the delivery of an opinion of counsel, certifications and/or other information satisfactory to us and the trustee), in each case subject to compliance with any applicable foreign, state or other securities laws.

Upon completion of the exchange offer, due to the restrictions on transfer of the outstanding notes and the absence of such restrictions applicable to the exchange notes, it is likely that the market, if any, for outstanding notes will be relatively less liquid than the market for exchange notes. Consequently, holders of outstanding notes who do not participate in the exchange offer could experience significant diminution in the value of their outstanding notes, compared to the value of the exchange notes. The holders of outstanding notes not tendered will have no further registration rights, except that, under limited circumstances, we may be required to file a shelf registration statement for a continuous offer of outstanding notes.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences relating to the exchange of the outstanding notes for exchange notes pursuant to the exchange offer by U.S. Holders (as defined below). This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all of as of the date hereof, and all of which are subject to change, possibly on a retroactive basis. We have not sought and will not seek any rulings from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and accordingly, there can be no assurance that the IRS will not successfully challenge the tax consequences described below.

This summary only applies to U.S. Holders that are original beneficial owners of the outstanding notes, that purchased outstanding notes at their original issue price for cash and that hold such outstanding notes as capital assets within the meaning of Section 1221 of the Code. This summary does not address the tax consequences to subsequent purchasers of the outstanding notes or the exchange notes. It also does not address considerations that may be relevant to an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, a person that holds outstanding notes as a position in a “straddle,” conversion or other integrated transaction, tax-exempt organization, partnership or other entity classified as a partnership for U.S. federal income tax purposes, certain former citizens and residents, a person who is liable for the alternative minimum tax, a foreign person or entity, or a person whose “functional currency” is not the U.S. dollar. If an entity that is treated as partnership for U.S. federal income tax purposes holds the notes, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you own an interest in such an entity, you should consult your tax advisor. In addition, this discussion does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction, or any possible applicability of U.S. federal gift or estate tax.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY. YOU ARE ADVISED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE, GIFT OR ALTERNATIVE MINIMUM TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For purposes of the following summary, a “U.S. Holder” is a beneficial owner of notes that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all its substantial decisions or if a valid election to be treated as a U.S. person is in effect with respect to such trust.

Exchange Offer

The exchange of the outstanding notes for the exchange notes pursuant to the exchange offer should not constitute a taxable exchange for U.S. federal income tax purposes. Consequently, (1) you should not recognize gain or loss upon the receipt of exchange notes in the exchange offer, (2) your basis in the exchange notes received in the exchange offer should be the same as your basis in the outstanding notes immediately before the exchange, and (3) your holding period in the exchange notes should include your holding period in the outstanding notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for initial notes acquired by such broker-dealer as a result of market making or other trading activities may be deemed to be an “underwriter” within the meaning of the Securities Act and, therefore, must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales, offers to resell or other transfers of the exchange notes received by it in connection with the exchange offer. Accordingly, each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration of this exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

LEGAL MATTERS

The validity of the exchange notes and the guarantees offered hereby will be passed upon for the Company by Wachtell, Lipton, Rosen & Katz in respect of the laws of the State of New York. In rendering its opinion, Wachtell, Lipton, Rosen & Katz will rely upon the opinion of Richards, Layton & Finger, P.A. as to all matters governed by the laws of the State of Delaware, the opinion of Barnes & Thornburg LLP as to all matters governed by the laws of the State of Indiana and the opinion of Williams Mullen as to all matters governed by the laws of the Commonwealth of Virginia.

EXPERTS

The combined financial statements of SunCoke (the cokemaking and coal mining operations of Sunoco) at December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The information appearing in this prospectus concerning estimates of the proven and probable coal reserves of our existing coal mining operations and the HKCC Companies was prepared by Marshall Miller & Associates, Inc. and has been included in this prospectus upon the authority of this firm as an expert.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-4 (Registration No. 333-178530) under the Securities Act with respect to the exchange notes. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information about us and the exchange notes, you should refer to the registration statement, including its exhibits and schedules. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since the prospectus may not contain all of the information that you may find important, you should review the full text of these contracts and other documents. We have included or incorporated by reference copies of these documents as exhibits to our registration statement.

We are subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov. Those filings are also available to the public on our corporate web site at www.suncoke.com. The information we file with the SEC or contained on our corporate web site or any other web site that we may maintain is not part of this prospectus, any prospectus supplement or the registration statement of which this prospectus is a part. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

So long as we are subject to the periodic reporting requirements of the Exchange Act, we are required to furnish the information required to be filed with the SEC to the trustee and the holders of the outstanding unexchange notes. We have agreed that, even if we are not required under the Exchange Act to furnish such information to the SEC, we will nonetheless continue to furnish information that would be required to be furnished by us by Section  13 or 15(d) of the Exchange Act.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and non-U.S. market share is based on information from governmental and intergovernmental entities, independent industry organizations and consultancies such as CRU International, Ltd., the World Coal Association, the World Steel Association, the American Coke and Coal Chemicals Institute, the International Energy Agency and Steel Business Briefing and other third-party sources (including industry publications, surveys and forecasts), and management estimates.

Unless otherwise indicated, management estimates are derived from publicly available information released by independent industry analysts and organizations and third-party sources, as well as data from our internal research, and are based on assumptions made by us based on such data and our knowledge of such industry and markets, which we believe to be reasonable. While we believe the market position, market opportunity and market share information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

GLOSSARY OF SELECTED TERMS

Term	Definition
Appalachian Region	Coal producing area in Alabama, eastern Kentucky, Maryland, Ohio, Pennsylvania, Tennessee, Virginia and West Virginia. The Appalachian Region is divided into the northern, central and southern Appalachian regions.

Ash	Inorganic material consisting of iron, alumina, sodium and other incombustible matter that are contained in coal. Ash increases the weight of coal, adds to the cost of handling, and its composition may affect the coal’s burning characteristics.

Asset Utilization	For our cokemaking operations, a measure of production efficiency calculated by dividing coke production for the period by the theoretical design cokemaking capacity applicable to the period, subject to certain operational and environmental limitations.

Assigned Reserves	Assigned reserves are those that can be mined with existing facilities and do not require major-capital expenditure for development.

Basic Oxygen Furnace, or BOF	A steelmaking furnace in which molten pig iron and steel scrap are converted into steel.

Battery	A connected bank of cokemaking ovens. A cokemaking facility may consist of one or more coke oven batteries.

Best Available Control Technology, or BACT

An air permitting requirement mandated by the United States Clean Air Act that is generally determined on a case-by-case basis by state or local permitting agencies and is based on a review of all available pollution control systems and considers economic feasibility. To receive a permit for construction in areas meeting national ambient air quality standards, or attainment areas (as designated by the U.S. Environmental Protection Agency), all major new or modified facilities must meet this requirement.

Bituminous coal	Coal that generally contains 45 to 86 percent carbon, including metallurgical coals used to make coke and certain steam coals used as fuel in steam-electric power generation and for heat and power applications in manufacturing.

Blast Furnace	A cylindrical smelting furnace used in the extraction of iron from iron ore. The iron ore along with metallurgical coke and typically a limestone flux are charged in the top of the furnace. A blast of hot, compressed air is piped in at the bottom of the furnace to increase temperatures so that the iron ore is reduced to nearly-pure liquid iron. The molten iron, also known as “hot metal,” sinks to the bottom and is tapped off for further use in steelmaking.

British thermal unit, or “Btu”	A measure of the thermal energy required to raise the temperature of one pound of pure liquid water one degree Fahrenheit at the temperature at which water has its greatest density (39 degrees Fahrenheit).

Term	Definition
By-product cokemaking	A cokemaking process in which coal is heated in a positive pressure environment in the absence of oxygen and the resulting usable by-product coal chemicals are repurposed into fuel and other products for integrated steel furnaces and for other uses. Also known as recovery cokemaking.

By-product coke oven	A coke oven which employs by-product cokemaking.

Capacity Utilization	For our cokemaking operations, a measure of production efficiency calculated by dividing coke production for the period by the cokemaking capacity applicable to the period.

Clean Air Act	The United States Clean Air Act, as amended.

Coal-to-coke yield	The amount of metallurgical coke produced from a given quantity of metallurgical coal, typically expressed as a percentage. The yield can vary according to the particular coal blend properties and the coking process; however, 1 ton of metallurgical coal typically yields approximately 0.7 tons of metallurgical coke, representing a 70 percent coal-to-coke yield.

Coal seam	Coal deposits occur in layers typically separated by layers of rock. Each layer of coal is called a “seam.” A seam can vary in thickness from inches to a hundred feet or more.

Coalbed methane	Methane gas formed during coal formation and stored within the coal seam.

Cogeneration facility	A power station that simultaneously generates both electricity and useful heat.

Coke, or Metallurgical Coke	A hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air. Coke is a principal raw material used in the manufacture of iron and steel.

Cokemaking capacity	The number of tons of blast furnace size coke that a cokemaking facility can produce on an annual basis under normal operating conditions. Small size coke production that is not blast furnace size is commonly referred to as “nut coke”, “breeze” or “fines” and is separated from the blast furnace size coke in screening facilities.

Cold strength	The ability of coke to withstand breakage at room temperature; reflects coke behavior outside the blast furnace and in the upper part of the blast furnace.

Demonstrated Reserves	Demonstrated reserves are the sum of the estimates of proven and probable reserves.

EIA	U.S. Energy Information Administration

Electric arc furnace, or EAF	A furnace that heats steel scrap, pig iron and direct reduced iron by means of an electric arc to produce liquid steel.

EPA	U.S. Environmental Protection Agency

Flue gas	Gas produced from the combustion of coal volatile matter that exits the coke oven through a system of flues, which are enclosed passageways for directing products of combustion to subsequent processing/cleaning and ultimately to the atmosphere.

Term	Definition
Flue gas desulfurization	A process used to remove sulfur oxides from the combusted flue gases of a cokemaking facility before discharge to the atmosphere. Chemicals such as lime are used as the scrubbing media.

Greenfield cokemaking facility	A cokemaking facility constructed at a site where no coke oven batteries previously existed.

Heaving and settling	Abnormal conditions caused by the movement of material underlying a coke battery’s foundation. Heaving occurs when the material below the battery expands causing the ovens above to rise. Settling occurs when the material below the battery compacts causing the ovens above to sink. The combination can result in unleveled batteries and can cause damage to affected ovens.

Heat recovery cokemaking facility

Non-recovery cokemaking facilities that heat coal in a negative pressure environment and are designed to use the excess heat from combustion to produce steam and/or electricity are referred to as heat recovery facilities.

Heat recovery steam generator	A heat exchanger that recovers heat from a hot gas stream and uses the heat to produce steam for process uses or electric power generation.

Highwall mine	Exposed coal seam or seams remaining after the last economic cut has been completed as part of a conventional surface mining operation. The exposed coal seam lies under the rock and overburden, also known as the “highwall” of the mine, and can be removed by specialized highwall mining equipment that cuts into the seam and extracts the coal.

Lowest Achievable Emission Rate, or LAER

An air permitting requirement mandated by the United States Clean Air Act that is generally determined on a case-by-case basis by state or local permitting agencies and is based on review of all emission limitation achieved in practice or included in state implementation plans. To receive a permit for construction in areas not meeting national ambient air quality standards, or non-attainment areas (as designated by the U.S. Environmental Protection Agency), all major new or modified facilities must meet this requirement.

Maximum Achievable Control Technology, or MACT	A national emission standard for hazardous air pollutants set by the U.S. Environmental Protection Agency as required by the Clean Air Act Amendments of 1990.

Megawatt	1 million watts

Metallurgical coal	The various grades of coal suitable for carbonization to make coke for steel manufacture. Also known as “met” or “coking” coal.

MSHA	Mine Safety and Health Administration

Non-recovery cokemaking	A cokemaking process in which coal is heated in a negative pressure environment in which the resulting volatile matter is combusted.

NOV	Notice of violation. A formal, written letter to the regulated entity that the enforcement agency believes that the entity is in violation of the law and that it should come into compliance or be prepared to defend its actions in subsequent enforcement. These alleged violations do not represent a final, legal determination that a violation has occurred until adjudication is complete.

Term	Definition
NOx	Nitrogen oxides. NOx represents both NO2 and NO3 which are gases formed in high temperature environments such as coal combustion.

Oven coking chamber	A refractory-lined chamber in the coke oven in which coal undergoes destructive distillation to produce coke.

Pig iron	Formed and cooled hot metal from a blast furnace.

Preparation plant	Usually located on a mine site, although one plant may serve several mines. A preparation plant is a facility for crushing, sizing and washing coal to prepare it for use by a particular customer. The washing process removes waste material and separates higher ash coal and may also remove some of the coal’s sulfur content.

Probable reserves	Coal reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. Probable reserves lie more than one-fourth of a mile, but less than three-fourths of a mile from a coal measurement site.

Proven reserves	Coal reserves for which: (1) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (2) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established. Proven reserves lie within a one-fourth mile arc around a coal measurement site.

Reclamation	The process of restoring land to its prior condition, productive use or other permitted condition following mining or other industrial activities. The process commonly includes “recontouring” or reshaping the land to its approximate original appearance, restoring topsoil and planting native grass and shrubs. Reclamation operations are typically conducted concurrently with mining operations. Reclamation is closely regulated by both state and federal laws.

Reserve	The part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

“Room and pillar” method	Underground mining method in which the mined material is extracted across a horizontal plane while leaving “pillars” of untouched material to support the roof overburden, resulting in open areas or “rooms” underground.

Steam coal, or thermal coal	Coal that is used primarily for its heating value or thermal content. Steam or thermal coal tends not to have the carbonization and coking properties possessed by metallurgical coal. Most steam coal is used to produce electricity in thermal power plants.

Sulfur	One of the elements present in varying quantities in coal that is emitted when coal is burned. Sulfur dioxide (SO2) is produced as a gaseous by-product of coal combustion.

Term	Definition
Surface mine	A type of mine in which the soil and rock overlying the coal deposit (the overburden) are removed to extract the coal. Surface mining, also commonly known as “strip mining” or “open pit mining”, is used when deposits of coal are found near the surface such that removing the overburden with heavy equipment such as earthmovers and excavators is economic.

Thermal coal drying	Process of removing moisture from coal.

Tons	A “short” or net ton is equal to 2,000 pounds. A “long” or British ton is 2,240 pounds. A “metric” tonne is approximately 2,205 pounds. The short ton is the unit of measure referred to as a “ton” in this prospectus.

Underground mine	A mine, also known as a “deep” mine, in which the coal lies below the surface of the earth such that it is not economic to extract the coal through surface mining methods. The coal is mined through tunnels, passages, and openings that are connected to the surface for the purpose of the removal of the coal.

Waste heat	Heat produced by industrial processes with no useful application.

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Sunoco, Inc.

We have audited the accompanying combined balance sheets of SunCoke (the “Company”) (the cokemaking and coal mining operations of Sunoco, Inc. as described in Note 1) as of December 31, 2010 and 2009, and the related combined statements of income, cash flows and comprehensive income and equity for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of SunCoke at December 31, 2010 and 2009, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

March 23, 2011,

except for Note 16, as to which the date is

December 15, 2011

SunCoke

Combined Statements of Income

	Years Ended December 31
	2010	2009	2008
	(Dollars in thousands)
Revenues
Sales and other operating revenue (Notes 2 and 3)	$1,316,547	$1,124,016	$838,936
Other income, net (Note 3)	10,046	20,970	1,315

Total revenues	1,326,593	1,144,986	840,251

Costs and operating expenses
Cost of products sold and operating expenses (Note 2)	1,036,944	860,830	630,771
Selling, general and administrative expenses (Note 2)	67,232	40,205	34,244
Depreciation, depletion, and amortization	48,157	32,323	24,554

Total costs and operating expenses	1,152,333	933,358	689,569

Operating income	174,260	211,628	150,682

Interest income—affiliate (Note 2)	23,687	24,063	27,351
Interest income	35	447	218
Interest cost—affiliate (Note 2)	(5,435)	(5,663)	(11,187)
Capitalized interest	701	1,493	3,999

Total financing income, net	18,988	20,340	20,381

Income before income tax expense	193,248	231,968	171,063
Income tax expense (Note 4)	46,942	20,732	38,131

Net income	146,306	211,236	132,932
Less: Net income attributable to noncontrolling interests	7,107	21,552	19,028

Net income attributable to net parent investment	$139,199	$189,684	$113,904

(See Accompanying Notes)

SunCoke

Combined Balance Sheets

	December 31
	2010	2009
	(Dollars in thousands)
Assets
Cash and cash equivalents	$40,092	$2,741
Accounts receivable (Note 3)	44,606	79,339
Inventories (Note 5)	106,610	106,579
Deferred income taxes (Note 4)	1,140	—

Total current assets	192,448	188,659

Notes receivable from affiliate (Note 2)	289,000	289,000
Investment in Brazilian cokemaking operations (Note 3)	40,976	40,976
Properties, plants and equipment, net (Note 6)	1,180,208	1,012,771
Deferred charges and other assets	15,834	15,280

Total assets	$1,718,466	$1,546,686

Liabilities and Equity
Advances from affiliate (Note 2)	$888,512	$409,251
Accounts payable	106,350	74,958
Accrued liabilities (Note 8)	53,158	29,992
Taxes payable	7,704	5,834
Deferred income taxes (Note 4)	—	534

Total current liabilities	1,055,724	520,569

Payable to affiliate (Note 2)	55,813	25,018
Accrual for black lung benefits (Note 9)	26,605	24,092
Retirement benefit liabilities (Note 8)	42,854	85,003
Deferred income taxes (Note 4)	85,930	55,044
Asset retirement obligations (Note 7)	11,014	10,296
Other deferred credits and liabilities	11,185	11,046
Commitments and contingent liabilities (Note 10)

Total liabilities	1,289,125	731,068

Equity
Net parent investment (Note 11)	369,541	741,994
Noncontrolling interests (Note 12)	59,800	73,624

Total equity	429,341	815,618

Total liabilities and equity	$1,718,466	$1,546,686

(See Accompanying Notes)

SunCoke

Combined Statements of Cash Flows

	Years ended December 31
	2010	2009	2008
	(Dollars in thousands)
Cash Flows from Operating Activities:
Net income	$146,306	$211,236	$132,932
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	48,157	32,323	24,554
Deferred income tax expense	15,426	15,174	14,618
Payments (in excess of) less than expense for retirement plans	(5,979)	3,309	1,607
Changes in working capital pertaining to operating activities:
Accounts receivable	34,733	(38,577)	(13,668)
Inventories	(31)	(27,078)	(32,674)
Accounts payable and accrued liabilities	54,163	(8,300)	39,478
Taxes payable	1,870	(240)	(714)
Other	1,958	(601)	5,197

Net cash provided by operating activities	296,603	187,246	171,330

Cash Flows from Investing Activities:
Capital expenditures	(215,657)	(215,194)	(304,473)
Proceeds from sale of assets	1,736	88	4

Net cash used in investing activities	(213,921)	(215,106)	(304,469)

Cash Flows from Financing Activities:
Net increase (decrease) in advances from affiliate	(56,195)	25,497	205,831
Contribution from parent	1,000	—	—
Repayments of revolving credit loans from affiliate	—	—	(10,000)
Repayments of borrowings under deficit funding agreement with related party	—	—	(55,968)
Increase in payable to affiliate	30,795	733	24,124
Cash distributions to noncontrolling interests in cokemaking operations	(20,931)	(18,611)	(30,284)

Net cash (used in) provided by financing activities	(45,331)	7,619	133,703

Net increase (decrease) in cash and cash equivalents	37,351	(20,241)	564
Cash and cash equivalents at beginning of period	2,741	22,982	22,418

Cash and cash equivalents at end of period	$40,092	$2,741	$22,982

(See Accompanying Notes)

SunCoke

Combined Statements of Comprehensive Income and Equity

	Comprehensive Income(1)	Net Parent Investment	Noncontrolling Interests

	(Dollars in thousands)
At December 31, 2007		$445,938	$81,939
Net income	$132,932	113,904	19,028
Other comprehensive loss (net of related tax benefit of $3,520):
Reclassifications of prior service benefit and actuarial loss amortization to earnings	(111)	(111)	—
Retirement benefit plans funded status adjustment	(5,405)	(5,405)	—
Currency translation adjustment	(1,914)	(1,914)	—
Cash distributions to noncontrolling interests	—	—	(30,284)

Total	$125,502

At December 31, 2008		$552,412	$70,683
Net income	$211,236	189,684	21,552
Other comprehensive income (loss) (net of related tax benefit of $1,447):
Reclassifications of prior service benefit and actuarial loss amortization to earnings	366	366	—
Retirement benefit plans funded status adjustment	(2,694)	(2,694)	—
Currency translation adjustment	2,226	2,226	—
Cash distributions to noncontrolling interests	—	—	(18,611)

Total	$211,134

At December 31, 2009		$741,994	$73,624
Net income	$146,306	139,199	7,107
Other comprehensive income (loss) (net of related tax benefit of $13,823):
Reclassifications of prior service benefit and actuarial loss amortization to earnings	(1,712)	(1,712)	—
Retirement benefit plans funded status adjustment	24,068	24,068	—
Currency translation adjustment	448	448	—
Capital contribution from parent	—	1,000	—
Noncash distributions to affiliates	—	(535,456)	—
Cash distributions to noncontrolling interests	—	—	(20,931)

Total	$169,110

At December 31, 2010		$369,541	$59,800

(1)	Comprehensive income attributable to net parent investment amounted to $162,003, $189,582, and $106,474 for the years ended December 31, 2010, 2009 and 2008, respectively.

(See Accompanying Notes)

SunCoke

Notes to Combined Financial Statements

1. Summary of Significant Accounting Policies

Principles of Combination and Description of Business

The accompanying combined financial statements include the accounts of all operations that comprise the cokemaking and coal mining operations of Sunoco, Inc. (collectively, “SunCoke” or the “Company”), after elimination of all intercompany balances and transactions within the combined group of companies. The Company is an independent owner and operator of four metallurgical cokemaking facilities in the eastern and midwestern regions of the United States and operator of a cokemaking facility for a project company in Brazil in which it has a preferred stock investment. The cokemaking operations include blast furnace coke manufacturing at the Company’s Jewell Coke Company, L.P. (“Jewell”) facility in Vansant, VA; Indiana Harbor Coke Company, L.P. (“Indiana Harbor”) facility in East Chicago, IN; Haverhill North Coke Company (“Haverhill”) facility in Franklin Furnace, OH; and Gateway Energy & Coke Company, LLC (“Granite City”) facility in Granite City, IL. The Company has also entered into an agreement with AK Steel under which the Company will build, own and operate a cokemaking facility and associated cogeneration power plant adjacent to AK Steel’s Middletown, OH steelmaking facility (Note 3). In addition to its cokemaking operations, the Company has metallurgical coal mining operations in the eastern United States. The metallurgical coal produced from underground mines in Virginia and West Virginia is used primarily at the Jewell cokemaking facility. In January 2011, the Company acquired Harold Keene Coal Company, Inc. and all of its affiliates (the “HKCC Companies”), which include two active underground mines and one active surface mine and one active highwall mine that are contiguous to the Company’s existing mines for approximately $40 million, exclusive of contingent consideration.

In December 2010, Sunoco, Inc. formed SunCoke Energy, Inc. (“SunCoke Energy”) to ultimately acquire, own, and operate the cokemaking and coal mining operations of Sunoco which constitute the businesses set forth in these combined financial statements. As part of the separation of the cokemaking and coal mining operations from Sunoco, Sunoco expects to contribute to SunCoke Energy the subsidiaries, assets and liabilities that are primarily related to its cokemaking and coal mining businesses. Effective with the closing of an initial public offering of SunCoke Energy’s common stock, the ownership of these businesses will be transferred to SunCoke Energy. This transfer will represent a reorganization of entities under common control and will be recorded at historical cost. Sunoco has also announced its intent to distribute its remaining equity interest in SunCoke Energy after the initial public offering to holders of Sunoco’s common stock through a spin-off at a later date.

A variable interest entity (“VIE”) is a legal entity in which equity investors do not have sufficient equity at risk for the legal entity to finance its activities without additional subordinated financial support or, as a group, the holders of the equity investment at risk lack any one of the following three characteristics: (1) the power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance; (2) the obligation to absorb the expected losses of the legal entity; or (3) the right to receive the expected residual returns of the legal entity. A company with a variable interest or interests in a VIE is required to consolidate that VIE if it has a controlling financial interest, which will have both of the following characteristics: (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance; and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company entered into an agreement in March 1997 with Lakeshore Coal Handling Corporation (“Lakeshore”) which provides coal handling services at the Indiana Harbor cokemaking facility. Under generally accepted accounting principles, it is possible that Lakeshore would be a VIE and that the Company should be considered Lakeshore’s primary beneficiary. However, Lakeshore has declined to provide the Company with the financial information to make this determination. Accordingly, the Company does not include Lakeshore’s accounts in its combined financial statements as permitted by a transition provision of the VIE accounting

SunCoke

Notes to Combined Financial Statements (continued)

guidance. In addition, the Company has no obligations to Lakeshore under the agreement other than the amounts payable for the coal handling services (Note 10). The Company will continue to make efforts to obtain this information.

Basis of Presentation

The accompanying combined financial statements reflect the historical cost-based amounts of the Company and include charges from Sunoco, Inc. and its subsidiaries (collectively, “Sunoco”) for direct costs and allocations of indirect corporate overhead attributable to the operations of the Company. The Company believes that the allocation methods are reasonable, and that the allocations are representative of what the costs would have been on a stand-alone basis. However, because of certain related party relationships and transactions (Note 2), these combined financial statements may not necessarily be indicative of the conditions that would have existed or results of operations that would have occurred if the Company had been a separate and independent company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. Actual amounts could differ from these estimates.

Currency Translation

The functional currency of the Company’s Brazilian operations is the Brazilian real. The Company’s Brazilian operations translate their assets and liabilities into U.S. dollars at the current exchange rates in effect at the end of the fiscal period. The gains or losses that result from this process is shown as cumulative translation adjustments within accumulated other comprehensive income (loss) in the combined balance sheets. The revenue and expense accounts of foreign subsidiaries are translated into U.S. dollars at the average exchange rates that prevailed during the period.

Some transactions of the Company’s Brazilian operations are conducted in currencies different from their functional currency. Gains and losses from these foreign currency transactions are included in income as they occur and were not material to the results of operations during the years ended December 31, 2010, 2009 and 2008.

Revenue Recognition

The Company sells metallurgical coal and coke as well as steam and electricity to third-party customers. Steam is also sold to Sunoco. The Company also receives fees for operating the cokemaking plant in Brazil and for the licensing of its proprietary technology for use at this facility as well as reimbursement of substantially all of its operating costs. Revenues related to the sale of products are recognized when title passes, while service revenues are recognized when services are provided. Licensing fees, which are determined on a per ton basis, are recognized when coke is produced in accordance with the contract terms. Title passage generally occurs when products are shipped or delivered in accordance with the terms of the respective sales agreements. In addition, revenues are not recognized until sales prices are fixed or determinable and collectability is reasonably assured.

As discussed in Note 3, substantially all of the metallurgical coke produced by the Company is sold pursuant to long-term contracts with its customers. The Company evaluates each of its contracts to determine whether the arrangement contains a lease under the applicable accounting standards. If the specific facts and circumstances indicate that it is remote that parties other than the contracted customer will take more than a

SunCoke

Notes to Combined Financial Statements (continued)

minor amount of the coke that will be produced by the property, plant, and equipment during the term of the coke supply agreement, and the price that the customer is paying for the coke is neither contractually fixed per unit nor equal to the current market price per unit at the time of delivery, then the long-term contract is deemed to contain a lease. The lease component of the price of coke represents the rental payment for the use of the property, plant and equipment, and all such payments are accounted for as contingent rentals as they are only earned by the Company when the coke is delivered and title passes to the customer. The total amount of revenue recognized by the Company for these contingent rentals represents less than 10 percent of combined sales and other operating revenues for each of the years ended December 31, 2010, 2009 and 2008.

Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist principally of time deposits and money market investments.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (“FIFO”) method, except for the cost of coal inventory at Jewell and the Company’s materials and supplies inventory, which are determined using the average-cost method.

The Company utilizes the selling prices under its long-term coke supply contracts (Note 3) to record lower of cost or market inventory adjustments. Through December 31, 2010, the selling price for coke at Jewell was an amount equal to the sum of: (1) the cost of delivered coal to the Haverhill facility multiplied by an adjustment factor; (2) actual transportation costs; (3) an operating cost component indexed for inflation; (4) a fixed-price component; and (5) applicable taxes (except for property and net income taxes). Coke selling prices for Indiana Harbor, Haverhill and Granite City production reflect the pass-through of coal costs and transportation costs. Such prices also include an operating cost and fixed-price component.

Properties, Plants and Equipment

Plants and equipment and capitalized coal mine development costs are depreciated on a straight-line basis over their estimated useful lives. Coke and energy plant, machinery and equipment are depreciated over 25 to 30 years. All depreciation, depletion and amortization is excluded from cost of products sold and operating expenses and presented separately in the combined statements of income. Gains and losses on the disposal or retirement of fixed assets are reflected in income when the assets are sold or retired. Normal repairs and maintenance costs are expensed as incurred. Amounts incurred that extend an asset’s useful life, increase its productivity or add production capacity are capitalized. Direct costs, such as outside labor, materials, internal payroll and benefits costs, incurred during the construction of a new facility are capitalized; indirect costs are not capitalized.

The Company’s coal mining operations lease small parcels of land, mineral rights and coal mining rights. Substantially all of the leases are “life of mine” agreements that extend the Company’s mining rights until all reserves have been recovered. These leases convey mining rights to the Company in exchange for payment of certain royalties and/or fixed fees. The lease and mineral rights are capitalized and amortized to operations as depletion expense using the units-of-production method. Only proven and probable coal reserves are included in the depletion base.

SunCoke

Notes to Combined Financial Statements (continued)

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An asset, or group of assets, are considered to be impaired when the undiscounted estimated net cash flows expected to be generated by the asset, or group of assets, are less than its carrying amount. The impairment recognized is the amount by which the carrying amount exceeds the fair market value of the impaired asset, or group of assets. The Company is currently reviewing the results of an engineering study conducted to evaluate the expected physical life of the coke ovens at its Indiana Harbor cokemaking facility. The Company believes that based on its current estimates of the undiscounted future cash flows associated with its Indiana Harbor operations, the long-lived assets are not impaired.

Investment in Brazilian Cokemaking Operations

SunCoke’s investment in preferred shares of the company that owns the cokemaking facility in Vitória, Brazil that SunCoke operates under licensing and operating agreements is accounted for at cost. Income received by SunCoke from this investment, which is in the form of a dividend, is contingent upon achieving certain minimum production levels at the facility and payment is guaranteed by the parent company of the plant’s owner, which is a lessee of the facility. Accordingly, the Company recognizes income from this investment when certain required production levels have been met and the amount is deemed collectible.

Income Taxes

The Company and certain subsidiaries of Sunoco are included in the consolidated federal and consolidated, combined or unitary state income tax returns filed by Sunoco. However, the provision for income taxes included in the combined statements of income and deferred income tax amounts reflected in the combined balance sheets have been determined on a theoretical separate-return basis. Any current federal and state income tax amounts under a tax-sharing arrangement are settled with Sunoco. Net operating losses and tax credit carryforwards generated on a separate-return basis may be used to offset future taxable income determined on a similar basis. Such benefits are reflected in the Company’s deferred tax assets notwithstanding the fact that such losses and credits may actually have been realized on Sunoco’s consolidated income tax returns. In order to recognize fully the deferred tax asset, the Company must expect to generate sufficient taxable income to utilize its temporary differences and net operating loss and tax credit carryforwards before they would expire on a separate-return basis. The Company records a valuation allowance to reduce its deferred tax assets to an amount that is more likely than not to be realized. The valuation allowance is regularly reviewed for adequacy.

The Company recognizes the financial statement effects of tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Interest accrued related to unrecognized tax benefits are included in interest cost and penalties accrued related to unrecognized tax benefits are included in income taxes in combined statement of income.

Retirement Benefit Liabilities

The funded status of defined benefit and postretirement benefit plans is fully recognized on the combined balance sheets. It is determined by the difference between the fair value of plan assets and the benefit obligation, with the benefit obligation represented by the projected benefit obligation for defined benefit plans and the accumulated postretirement benefit obligation for postretirement benefit plans. Actuarial gains (losses) and prior service (benefits) costs which have not yet been recognized in net income are recognized as a credit (charge) to the accumulated other comprehensive loss component of net parent investment. The credit (charge) to net parent

SunCoke

Notes to Combined Financial Statements (continued)

investment, which is reflected net of related tax effects, is subsequently recognized in net income when amortized as a component of defined benefit plans and postretirement benefit plans expense. In addition, the credit (charge) may also be recognized in net income as a result of a plan curtailment or settlement.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the asset and depreciated over its remaining estimated useful life. The Company’s asset retirement obligations primarily relate to costs associated with restoring land to its original state.

Shipping and Handling Costs

Shipping and handling costs are included in cost of products sold and operating expenses.

Fair Value Measurements

The Company determines the fair value of its balance sheet items that are required to be measured at fair value on a recurring basis using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As required, the Company utilizes valuation techniques that maximize the use of observable inputs (levels 1 and 2) and minimize the use of unobservable inputs (level 3) within the fair value hierarchy established by the new guidance. The Company generally applies the “market approach” to determine fair value. This method uses pricing and other information generated by market transactions for identical or comparable assets and liabilities. Assets and liabilities are classified within the fair value hierarchy based on the lowest level (least observable) input that is significant to the measurement in its entirety.

2. Related Party Transactions

The related party transactions with Sunoco and its affiliates are as follows:

Advances from/to Affiliate

Sunoco, Inc. (R&M), a wholly owned subsidiary of Sunoco, serves as a lender and borrower of funds and a clearinghouse for the settlement of receivables and payables for the Company and Sunoco and its affiliates. Amounts due to Sunoco, Inc. (R&M) for the settlement of payables which include advances to fund capital expenditures amounted to $864.3 and $396.1 million at December 31, 2010 and 2009, respectively. Interest on such advances is based on short-term money market rates. The weighted-average interest rates used to determine interest expense for these amounts due were 1.6, 1.6 and 4.1 percent at December 31, 2010, 2009, and 2008, respectively.

Jewell has a $10.0 million revolving credit agreement with Sunoco, Inc. (R&M) (the “Jewell Revolver”), which expires on March 1, 2012. Borrowings under the Jewell Revolver bear interest at a rate based on the ninety-day commercial paper rate as reported in the Wall Street Journal plus 0.5 percent. There were no borrowings under the Jewell Revolver at December 31, 2010 or 2009.

Jewell is also a party to an agreement with Sunoco, Inc. (R&M) under which Sunoco, Inc. (R&M) finances any deficits of the Jewell cokemaking operations in excess of $10.0 million (the “Deficit Funding Agreement”).

SunCoke

Notes to Combined Financial Statements (continued)

The agreement will expire on June 30, 2015. Borrowings under the Deficit Funding Agreement bear interest at a rate equal to the prime rate plus 1 percent. There were no borrowings under the Deficit Funding Agreement at December 31, 2010 or 2009.

Indiana Harbor has a revolving credit agreement with Sunoco, Inc. (R&M) (the “Indiana Harbor Revolver”), which expires on December 31, 2011. The amount available under the agreement through June 30, 2011 is $30.0 million and from July 1, 2011 through December 31, 2011, the amount available is reduced to $20.0 million. Borrowings under the Indiana Harbor Revolver amounted to $24.2 and $13.1 million at December 31, 2010 and 2009, respectively. The interest rates for advances under the Indiana Harbor Revolver were based on the one-month London Inter-Bank Offered Rate, as quoted by Bloomberg, L.P., plus 1 percent (1.26 and 1.23 percent at December 31, 2010 and 2009, respectively).

Interest income on advances to affiliate generated by the investment of idle funds under the clearinghouse activities described above is included in interest income—affiliate in the combined statements of income and totaled $1.5, $1.8, and $5.1 million in 2010, 2009, and 2008, respectively. Interest paid to affiliates under the above borrowing arrangements is classified as interest cost—affiliate in the combined statements of income and totaled $5.4, $5.7, and $11.2 million in 2010, 2009, and 2008, respectively.

Receivables/Payable from/to Affiliate

During 2002, in connection with an investment in the partnership by a third-party investor, Indiana Harbor loaned $200.0 million of excess cash to The Claymont Investment Company (“Claymont”), a wholly owned subsidiary of Sunoco. The loan is evidenced by a note, which is due January 1, 2032 with interest receivable at a rate of 7.44 percent per annum. Interest income related to the note, which is paid quarterly, is included in interest income—affiliate in the combined statements of income and amounted to $14.9 million in 2010, 2009, and 2008.

In 2000, in connection with an investment in the partnership by a third-party investor, Jewell loaned $89.0 million of excess cash to Claymont. The loan is evidenced by a note, which is due December 31, 2020 with interest receivable at a rate of 8.24 percent per annum. Interest income related to the note, which is paid annually, is included in interest income—affiliate in the combined statements of income and amounted to $7.3 million in 2010, 2009, and 2008.

The Company has a non-interest bearing payable to affiliate totaling $55.8 and $25.0 million at December 31, 2010 and 2009. This intercompany balance represents the difference between the taxes allocated to the Company by Sunoco under a tax-sharing arrangement and the taxes recognized by the Company on a separate-return basis as reflected in the combined financial statements. The intercompany balance is settled with Sunoco when the Company realizes the allocated taxes in its current tax provision as computed under the tax-sharing arrangement.

Net Parent Investment

The net parent investment represents Sunoco’s equity investment in the Company and reflects capital contributions or returns of capital, net income attributable to Sunoco’s ownership and accumulated other comprehensive income (loss) which is all attributable to Sunoco’s ownership.

During 2010, certain entities which are part of SunCoke made noncash distributions comprised of $535.5 million of amounts receivable from Sunoco, Inc. (R&M) as a distribution of prior years’ earnings of such subsidiaries to Sunoco. The receivables, which had been offset against amounts due to Sunoco, Inc. (R&M) in the combined balance sheet, were established by prior cash deposits to Sunoco, Inc. (R&M) resulting primarily

SunCoke

Notes to Combined Financial Statements (continued)

from the subsidiaries’ earnings. This transaction was treated as a noncash increase in advances from affiliate and a decrease in net parent investment. Accordingly, it is not reflected in the combined statement of cash flows for the year ended December 31, 2010.

Sales to Affiliate

The flue gas produced during the Haverhill cokemaking process is being utilized to generate low-cost steam, which is being sold to the adjacent chemical manufacturing complex owned and operated by Sunoco’s Chemicals business. Such steam sales totaled $9.6, $7.8, and $11.0 million in 2010, 2009, and 2008, respectively.

Allocated Expenses

Amounts were allocated from subsidiaries of Sunoco for employee benefit costs of certain executives of the Company as well as for the cost associated with the participation of such executives in Sunoco’s principal management incentive plans. The employee benefit costs were allocated as percentage of the executives’ actual pay while the incentive plan costs represented the actual costs associated to the executives. Indirect corporate overhead attributable to the operations of the Company has also been allocated from Sunoco. These overhead expenses incurred by Sunoco include costs of centralized corporate functions such as legal, accounting, treasury, engineering, information technology, insurance and other corporate services. The allocation methods for these costs include: estimates of the cost and level of support attributable to SunCoke for legal, accounting, treasury and engineering; usage and headcount for information technology; and prior years’ claims information and historical cost of insured assets for insurance. The above allocations are included in cost of products sold and operating expenses and selling, general and administrative expenses in the combined statements of income and totaled $7.1, $6.3, and $3.7 million in 2010, 2009, and 2008 respectively.

Guarantees and Indemnifications

For a discussion of certain guarantees that Sunoco, Inc. is providing to the current third-party investors of the Indiana Harbor cokemaking operations and the former third-party investors of the Jewell cokemaking facility on behalf of the Company, see Note 10 to the combined financial statements.

3. Customer Concentrations

The Company currently sells approximately 3.6 million tons of metallurgical coke per year to its three primary customers in the United States: ArcelorMittal, U.S. Steel, and AK Steel. Substantially all of the production from the Jewell and Indiana Harbor facilities and approximately one half of the production from the Haverhill facility is sold pursuant to long-term contracts with affiliates of ArcelorMittal. The remaining balance of coke sales produced at the Haverhill facility, which commenced operations in 2008 and became fully operational in 2009, were initially sold to affiliates of OAO Severstal and then to AK Steel under long-term contracts. All coke sales from the Granite City cokemaking facility, which commenced operations in the fourth quarter of 2009, are made pursuant to a long-term contract with U.S. Steel. In addition, the licensing and operating fees, as well as preferred dividends pertaining to the Brazilian cokemaking operations, are payable to the Company under long-term contracts with a Brazilian subsidiary of ArcelorMittal.

The Company generally does not require any collateral with respect to its accounts receivable. At December 31, 2010, the Company’s accounts receivable balances were primarily due from ArcelorMittal, U.S. Steel and AK Steel.

The Company is also supplying ArcelorMittal with substantially all of the coke production from the Jewell operations. Under the coke sales agreement, the Company is required to provide ArcelorMittal with up to

SunCoke

Notes to Combined Financial Statements (continued)

710 thousand tons of coke annually. Prior to the restructuring of this contract (see below), the term of that agreement ran through September 2020 (concurrent with the term of the Haverhill agreement with ArcelorMittal). Under the agreement, coke was being supplied on a take-or-pay basis through October 2012, and thereafter was to be adjusted annually and based upon the projected annual coke requirements of ArcelorMittal above certain fixed thresholds.

Production from the Indiana Harbor facility is sold and delivered principally to ArcelorMittal’s Indiana Harbor Works steel plant, which is adjacent to the Indiana Harbor cokemaking facility. The coke sales agreement requires the Company to provide ArcelorMittal with 1.22 million tons of coke annually on a take-or-pay basis.

The Company is supplying approximately 550 thousand tons per year of coke from its Haverhill plant to affiliates of ArcelorMittal. Prior to the restructuring of this contract (see below), coke was being supplied to affiliates of ArcelorMittal on a take-or-pay basis through September 2012, and thereafter was to be adjusted annually and based upon the projected annual coke requirements of ArcelorMittal above certain fixed thresholds through October 2020. The coke price under the coke agreement at Haverhill with affiliates of ArcelorMittal reflects the pass through of coal and transportation costs, all applicable taxes (excluding property and income taxes), and coke transportation costs, as well as an operating cost component and fixed cost component. ArcelorMittal is entitled to receive under the Haverhill agreement, as a credit to the price of coke, an amount representing a percentage of the realized value of certain applicable nonconventional fuels tax credits, to the extent such credits are available.

Beginning in July 2009, ArcelorMittal initiated legal proceedings challenging the prices charged to ArcelorMittal under the Jewell coke purchase agreement. In August 2010, ArcelorMittal presented the Company with additional bases for challenging the prices charged for coke produced at the Jewell facility as well as its Haverhill facility and also presented its notice of intent to arbitrate outstanding issues relating to the Indiana Harbor facility, including, among other things, the prices charged for coke produced at that facility. The Company and ArcelorMittal participated in court ordered mediation in January 2011 which resulted in a commercial resolution of the litigation. The parties agreed to amend the Jewell and Haverhill coke supply agreements effective January 1, 2011 to eliminate the fixed coal cost adjustment factor in the Jewell agreement and increase the operating cost and fixed fee components payable to the Company under both agreements. The parties also agreed that the take-or-pay provisions of these coke sales agreements would remain in effect through the end of the terms of these agreements in December 2020. This extension provides the Company a guaranteed outlet for this coke production through 2020. If the amendments to the Jewell and Haverhill agreements had been in place during 2010, the Company’s pretax income would have been reduced by approximately $60 million (unaudited). In February 2011, ArcelorMittal and the Company also entered into a settlement agreement to resolve the Indiana Harbor arbitration claims. The Indiana Harbor settlement will not significantly impact the Company’s future income.

The Company is the operator of a cokemaking facility in Vitória, Brazil and has preferred stock investment of $41.0 million in the project company that owns the Vitória facility. The Company is the sole subscriber of preferred shares. The project company is a VIE for which the Company is not the primary beneficiary. As such, the Company does not include the project company’s accounts in its combined financial statements. Originally, under a series of agreements with the local project company, in which ArcelorMittal Brasil (“AMB”) is the major shareholder, AMB agreed to purchase all of the coke and steam produced at the cokemaking facility under a long-term tolling agreement and the Company agreed to operate the cokemaking facility through 2023 and receive fees for operating the plant as well as for the licensing of the Company’s proprietary technology. The Company is also entitled to a $9.5 million annual dividend for its preferred stock investment until 2023. Receipt of the dividend generally requires that certain minimum production levels are achieved at the facility. Dividend income of $9.5 million was recognized in the second quarter of 2009 when it was determined that amounts

SunCoke

Notes to Combined Financial Statements (continued)

attributable to 2008 were realizable. An additional dividend of $9.5 million was recognized in the fourth quarters of 2010 and 2009. There was no dividend income recognized in 2008. These amounts are included in other income, net, in the combined statements of income. In addition, AMB and the Company have a call and put option, respectively, on the Company’s investment in the project company, which can be exercised in 2024. The option price is $41.0 million, the amount of SunCoke’s investment, plus any unpaid dividends and related interest. In the fourth quarter of 2009, the commercial and investment structure was modified to allow the local project company to lease the coke facility to AMB rather than enter into a long-term tolling agreement for coke. As part of this restructuring, the long-term operating agreement with the Company was assigned and restated with AMB and AMB has guaranteed the dividend payable by the local project company to SunCoke.

Coke sales to ArcelorMittal and licensing and operating fees from AMB, in total, accounted for 69, 84 and 92 percent, for the years ended December 31, 2010, 2009 and 2008, respectively, of the Company’s total revenues.

In February 2008, the Company entered into an agreement with U.S. Steel under which the Company would build, own and operate a 650 thousand tons-per-year cokemaking facility adjacent to U.S. Steel’s steelmaking facility in Granite City, IL. Construction of this facility was completed in the fourth quarter of 2009. In connection with this agreement, U.S. Steel has agreed to purchase, over a 15-year period, such coke production as well as the steam generated from the heat recovery cokemaking process at this facility.

In connection with the expansion of the Haverhill facility, the Company entered into coke purchase agreements with affiliates of OAO Severstal. Under these coke sales agreements, the affiliates of OAO Severstal agreed to purchase on a take-or-pay basis, over a 15-year period, 550 thousand tons per year from the facility. In August 2009, the Company entered into a 12-year coke sales agreement and companion energy sales agreement with AK Steel, which replaced the take-or-pay contract with the affiliates of OAO Severstal effective September 1, 2009 and January 1, 2010, respectively. Under the new agreement, AK Steel had a limited purchase obligation of 13.5 thousand tons of coke for 2009, and beginning January 1, 2010, AK Steel is required to purchase all 550 thousand tons of coke per year from this facility. In addition, under the energy sales agreement, AK Steel began purchasing 50 percent of the electricity produced at the associated cogeneration power plant in May 2010. These contracts are subject to early termination by AK Steel after November 2014 under limited circumstances provided AK Steel has given at least two years notice of its intention to terminate and certain other conditions are met.

In March 2008, the Company entered into an agreement with AK Steel under which the Company will build, own and operate a cokemaking facility and associated cogeneration power plant adjacent to AK Steel’s Middletown, OH steelmaking facility. The Company has obtained the necessary permits to build and operate the plant, although some of them have been appealed. Management believes that any risks have been sufficiently mitigated and construction of the facility is proceeding. These facilities are expected to cost in aggregate approximately $410 million and be completed in the fourth quarter of 2011. The plant is expected to produce approximately 550 thousand tons of coke per year and, on average, 44 megawatts of power per hour. In connection with this agreement, AK Steel has agreed to purchase, over a 20-year period, all of the coke and available electrical power from these facilities. Expenditures through December 31, 2010 for the construction of this facility totaled $242.2 million.

SunCoke

Notes to Combined Financial Statements (continued)

4. Income Taxes

The components of income tax expense are as follows:

	Years Ended December 31
	2010	2009	2008
	(Dollars in thousands)
Income taxes currently payable (receivable):
U.S. federal	$23,660	$(10,263)	$11,565
State	5,220	13,003	9,487
Foreign	2,636	2,818	2,461

	31,516	5,558	23,513

Deferred tax (benefit):
U.S. federal	14,780	15,056	15,557
State	646	118	(939)

	15,426	15,174	14,618

	$46,942	$20,732	$38,131

The reconciliation of the income tax expense at the U.S. statutory rate to the income tax expense is as follows:

	Years Ended December 31
	2010	2009	2008
	(Dollars in thousands)
Income tax expense at U.S. statutory rate of 35 percent	$67,637	$81,189	$59,872
Increase (reduction) in income taxes resulting from:
Income attributable to noncontrolling interests(1)	(2,487)	(7,543)	(6,660)
Nonconventional fuel credit	(19,044)	(19,299)	(15,727)
Gasification investment tax credit(2)	—	(40,663)	—
State and other income taxes, net of federal income tax effects	3,813	8,529	5,556
Percentage depletion	—	(517)	(1,192)
Manufacturers’ deduction	(2,834)	—	(2,574)
Other	(143)	(964)	(1,144)

	$46,942	$20,732	$38,131

(1)	No income tax expense is reflected in the combined statements of income for partnership income attributable to noncontrolling interests.
(2)	Recognized under the flow-through method of accounting for investment tax credits.

During 2010, the Company recognized a current year deferred tax benefit of $19.0 million attributable to a nonconventional fuel tax credit carryforward and utilized nonconventional fuel tax credit carryforwards generated from 2004 through 2006 of $9.8 million. During 2009, the Company recognized tax credit carryforward benefits of $60.0 million attributable to the nonconventional fuel credit and the gasification investment tax credit.

SunCoke

Notes to Combined Financial Statements (continued)

The tax effects of temporary differences that comprise the net deferred income tax liability are as follows:

	December 31
	2010	2009
	(Dollars in thousands)
Deferred tax assets:
Retirement benefit liabilities	$17,654	$32,285
Black lung benefit liabilities	10,068	9,071
Nonconventional fuel credit carryforward(1)	73,242	63,997
Gasification investment tax credit carryforward(1)	40,663	40,663
Federal tax credit carryforward(2)	2,694	4,877
Foreign tax credit carryforward	—	3,831
State tax credit carryforward, net of federal income tax effects	4,857	3,774
State net operating loss carryforward, net of federal income tax effects	—	2,034
Other liabilities not yet deductible	11,622	10,996
Other	1,006	1,024

	161,806	172,552

Deferred tax liabilities:
Properties, plants and equipment	(245,375)	(218,193)
Investment in partnerships	(1,221)	(9,937)

	(246,596)	(228,130)

Net deferred income tax liability	$(84,790)	$(55,578)

(1)

Nonconventional fuel credit and gasification investment tax credit carryforwards would expire on a separate-return basis from 2026 through 2030. These credits have already been or are expected to be utilized by Sunoco on its consolidated income tax return.

(2)	The federal tax credit carryforward represents an alternative minimum tax (AMT) credit carryforward. This credit has already been utilized by Sunoco on its consolidated income tax return.

The net deferred income tax liability is classified in the combined balance sheets as follows:

	December 31
	2010	2009
	(Dollars in thousands)
Current asset	$1,140	$—
Current liability	—	(534)
Noncurrent liability	(85,930)	(55,044)

	$(84,790)	$(55,578)

Cash payments (refunds), including settlements, for income taxes as required under the tax-sharing arrangement with Sunoco amounted to $32.4, $(6.1), and $25.2 million in 2010, 2009, and 2008, respectively.

Sunoco’s consolidated federal income tax returns which include SunCoke have been examined by the Internal Revenue Service for all years through 2006. State and foreign income tax returns are generally subject to examination for a period of three to five years after the filing of the respective returns. The state impact of any amended federal returns remains subject to examination by various states for a period of up to one year after formal notification of such amendments to the states. There are no outstanding controversies applicable to

SunCoke

Notes to Combined Financial Statements (continued)

SunCoke which would require recognition of a liability for unrecognized tax benefits at December 31, 2010 and the Company has recorded no liabilities for unrecognized tax benefits, interest or penalties during the years ended December 31, 2010, 2009 and 2008. The Company does not expect that any unrecognized tax benefits pertaining to income tax matters will be required in the next twelve months.

5. Inventories

The Company’s inventory consists of metallurgical coal, which is the principal raw material for the Company’s cokemaking operations, and coke, which is the finished good sold by the Company to its customers, and materials, supplies and other.

These components of inventories were as follows:

	December 31
	2010	2009
	(Dollars in thousands)
Coal	$68,659	$63,478
Coke	13,152	23,814
Materials, supplies and other	24,799	19,287

	$106,610	$106,579

6. Properties, Plants and Equipment, Net

The components of net properties, plants and equipment were as follows:

	December 31
	2010(1)	2009
	(Dollars in thousands)
Coke and energy plant, machinery and equipment	$1,037,046	$1,024,220
Mining plant, machinery and equipment	120,205	107,213
Land and land improvements	56,588	52,492
Lease and mineral rights	12,642	12,458
Construction-in-progress	263,114	84,868
Other	27,186	22,761

Gross investment, at cost	1,516,781	1,304,012
Less: Accumulated depreciation, depletion and amortization	(336,573)	(291,241)

Total properties, plants and equipment, net	$1,180,208	$1,012,771

(1)

Includes assets, consisting mainly of coke and energy plant, machinery and equipment, with a gross investment totaling $544.8 million and accumulated depreciation of $118.4 million at December 31, 2010 which are subject to long-term contracts to sell metallurgical coke and are deemed to contain operating leases.

7. Asset Retirement Obligations

The Company’s asset retirement obligations arise from the Federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes, which require that mine property be restored in accordance with specified standards and an approved reclamation plan. The Company also has asset retirement obligations related to the remediation of certain contractual obligations including the retirement and removal of long-lived assets from certain properties. We do not have any unrecorded asset retirement obligations.

SunCoke

Notes to Combined Financial Statements (continued)

The following table provides a reconciliation of changes in the asset retirement obligation during each period:

Balance at January 1, 2009	$6,380
Liabilities incurred(1)	3,964
Liabilities settled	(401)
Accretion expense(2)	399
Revisions in estimated cash flows	(46)

Balance at December 31, 2009	$10,296

Liabilities incurred	—
Liabilities settled	(43)
Accretion expense(2)	695
Revisions in estimated cash flows	66

Balance at December 31, 2010	$11,014

(1)	Includes $3.7 million associated with the Granite City cokemaking facility placed into service in 2009.
(2)	Included in cost of products sold and operating expenses.

8. Retirement Benefits Plans

Defined Benefit Pension Plan and Postretirement Health Care and Life Insurance Plans

The Company has a noncontributory defined benefit pension plan (“defined benefit plan”), which provides retirement benefits for certain of its employees. The Company also has plans which provide health care and life insurance benefits for all of its retirees (“postretirement benefit plans”). The postretirement benefit plans are unfunded and the costs are borne by the Company.

Effective January 1, 2011, pension benefits under the Company’s defined benefit plan will be frozen for all participants in this plan. The Company also amended its postretirement benefit plans during the first quarter of 2010. Postretirement medical benefits for its future retirees will be phased out or eliminated, effective January 1, 2011, for non-mining employees with less than ten years of service and employer costs for all those still eligible for such benefits will be capped. As a result of these changes to its postretirement benefit plans, the Company’s postretirement benefit liability declined $36.7 million. Most of the benefit of this liability reduction will be amortized into income through 2016. The Company’s pension plan assets are currently invested in a trust with the assets of other pension plans of Sunoco.

Defined benefit plan expense (benefit) consisted of the following components:

	Years Ended December 31
	2010	2009	2008
	(Dollars in thousands)
Service cost	$499	$458	$347
Interest cost on benefit obligations	1,596	1,635	1,650
Expected return on plan assets	(2,203)	(1,683)	(2,571)
Amortization of:
Actuarial losses	655	866	—
Prior service cost	—	—	40

	$547	$1,276	$(534)

SunCoke

Notes to Combined Financial Statements (continued)

Postretirement benefit plans expense consisted of the following components:

	Years Ended December 31
	2010	2009	2008
	(Dollars in thousands)
Service cost	$707	$1,570	$1,333
Interest cost on benefit obligations	3,091	4,700	4,661
Amortization of:
Actuarial losses	2,057	1,290	1,332
Prior service benefit	(4,752)	(1,555)	(1,555)

	1,103	6,005	5,771
Curtailment gain	(724)	—	—

	$379	$6,005	$5,771

Amortization of actuarial losses for 2011 is estimated at $0.6 million for the defined benefit plan. Amortization of actuarial losses and prior service benefit for 2011 is estimated to be $1.4 and $(5.6) million, respectively, for postretirement benefit plans.

Defined benefit plan and postretirement benefit plans expense (benefit) is determined using actuarial assumptions as of the beginning of the year or using weighted-average assumptions when curtailments, settlements, and/or other events require a plan remeasurement. The following assumptions were used to determine defined benefit plan and postretirement benefit plans expense (benefit):

	Defined Benefit Plan			Postretirement Benefit Plans
	2010	2009	2008	2010	2009	2008
Discount Rate	5.60%	6.00%	6.20%	5.30%	6.05%	6.30%
Long-term expected rate of return on plan assets	8.25%	8.25%	8.25%	—	—	—

The long-term expected rate of return on plan assets was estimated based on a variety of factors including the historical investment return achieved over a long-term period, the targeted allocation of plan assets and expectations concerning future returns in the marketplace for both equity and fixed income securities.

The following amounts were recognized as components of other comprehensive income (loss) for the years ended December 31, 2010, 2009, and 2008:

	Defined Benefit Plan			Postretirement Benefit Plans
	2010	2009	2008	2010	2009	2008
	(Dollars in thousands)
Reclassifications to earnings of:
Actuarial loss amortization	$655	$866	$—	$1,873	$1,290	$1,332
Prior service cost (benefit) amortization	—	—	40	(5,292)	(1,555)	(1,555)
Retirement benefit plan funded status adjustments:
Actuarial gains (losses)	238	2,188	(11,430)	7,432	(6,564)	2,577
Prior service benefit	—	—	—	31,273	—	—

	$893	$3,054	$(11,390)	35,286	$(6,829)	$2,354

SunCoke

Notes to Combined Financial Statements (continued)

The following tables set forth the components of the changes in benefit obligations and fair value of plan assets during 2010 and 2009 as well as the funded status at December 31, 2010 and 2009:

	Defined Benefit Plan		Postretirement Benefit Plans
	2010	2009	2010	2009
	(Dollars in thousands)
Benefit obligations at beginning of year(1)	$29,037	$27,851	$85,161	$75,999
Service cost	499	458	707	1,570
Interest cost	1,596	1,635	3,091	4,700
Actuarial losses (gains)	1,778	1,029	(5,603)	6,564
Plan Amendments	—	—	(31,273)	—
Curtailments	—	—	(1,829)	—
Benefits paid	(1,966)	(1,936)	(3,415)	(3,672)

Benefit obligations at end of year(1)	$30,944	$29,037	$46,839	$85,161

Fair value of plan assets at beginning of year(2)	$24,645	$21,381
Actual income (loss) on plan assets	4,219	4,900
Employer contribution	3,491	300
Benefits paid from plan assets	(1,966)	(1,936)

Fair value of plan assets at end of year(2)	$30,389	$24,645

Funded status at end of year(3)	$(555)	$(4,392)	$(46,839)	$(85,161)

(1)

Represents both the accumulated benefit obligation and the projected benefit obligation for the defined benefit plan and the accumulated postretirement benefit obligations (“APBO”) for the postretirement benefit plans.

(2)	There are no plan assets invested in Sunoco, Inc. common stock at December 31, 2009 (see below).
(3)

Represents retirement benefit liabilities (including current portion) in the combined balance sheets. The current portion of retirement liabilities, which totaled $4.6 million at December 31, 2010 and 2009, is classified in accrued liabilities in the combined balance sheets.

In 2010, the Company contributed $3.5 million to its defined benefit plan consisting of $1.0 million in cash and approximately 99 thousand shares of Sunoco common stock which was purchased from Sunoco. It is expected that the Sunoco common stock contributed to the plans will be liquidated over a period of approximately two years by an independent investment manager and reinvested in accordance with the targeted investment allocation of the plans.

The following table sets forth the cumulative amounts not yet recognized in net income at December 31, 2010 and 2009:

	Defined Benefit Plan		Postretirement Benefit Plans
	2010	2009	2010	2009
	(Dollars in thousands)
Cumulative amounts not yet recognized in net income:
Actuarial losses	$10,168	$11,061	$16,026	$25,331
Prior service benefits	—	—	(29,576)	(3,595)

Accumulated other comprehensive (income) loss (before related tax benefit)	$10,168	$11,061	$(13,550)	$21,736

SunCoke

Notes to Combined Financial Statements (continued)

The following table sets forth the plan assets in the funded defined benefit plan measured at fair value, by input level, at December 31, 2010 and 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total
	2010	2009	2010	2009	2010	2009	2010	2009
	(Dollars in thousands)
Equity securities:
Sunoco, Inc. common stock	$1,978	$—	$—	$—	$—	$—	$1,978	$—
Domestic	2,404	2,082	—	52	—	—	2,404	2,134
International	161	158	—	—	—	—	161	158
Fixed income securities:
Government and Federal-sponsored agency obligations	2,043	2,333	—	—	—	—	2,043	2,333
Corporate and other debt	—	—	7,594	3,939	—	—	7,594	3,939
Mutual and collective trust funds:
Equity securities:
Domestic	1,193	1,213	4,509	4,732	—	—	5,702	5,945
International	1,442	1,255	3,997	3,658	—	—	5,439	4,913
Fixed income securities:
Government and Federal-sponsored agency obligations	—	—	—	1,408	—	—	—	1,408
Corporate and other debt instruments	—	—	1,816	1,082	—	—	1,816	1,082
Private equity investments	—	—	—	—	2,304	1,687	2,304	1,687
Cash and cash equivalents(1)	948	1,046	—	—	—	—	948	1,046

	$10,169	$8,087	$17,916	$14,871	$2,304	$1,687	$30,389	$24,645

(1)	Substantially all of these funds are held in connection with fixed income investment strategies

The following table sets forth the change in fair value for plan assets measured using significant unobservable inputs (level 3):

	2010	2009
	(Dollars in thousands)
Balance at the beginning of the year	$1,687	$1,783
Actual loss on plan assets:
Assets held at end of year	382	(214)
Assets sold during the year	—	—
Purchases and sales, net	235	118

Balance at the end of the year	$2,304	$1,687

Investments in equity and fixed income securities that are publicly traded are valued at the closing market prices on the last business day of the year. Other equity and fixed income securities are generally valued using other observable inputs to estimate fair value on the last business day of the year. Investments in mutual funds

SunCoke

Notes to Combined Financial Statements (continued)

and collective trust funds are primarily based on the closing market price of the assets held in the funds on the last business day of the year.

The asset allocations attributable to the defined benefit plan at December 31, 2010 and 2009 and the target allocation of plan assets for 2011 (excluding the Sunoco common stock contributed in early 2010), by asset category, are as follows (in percentages):

		December 31
	2011 Target	2010	2009
Asset category:
Equity securities	50%	52%	53%
Fixed income securities(1)	45	41	40
Private equity investments	5	7	7

Total	100%	100%	100%

(1)	Includes cash and cash equivalents which are held to manage duration in connection with fixed income investment strategies.

The investment strategy of the Company’s defined benefit plan is to achieve consistent positive returns, after adjusting for inflation, and to maximize long-term total return within prudent levels of risk through a combination of income and capital appreciation. During 2009, a shift in the targeted investment mix was approved which is resulting in a reallocation of 10 percent of plan assets from equity securities to fixed income securities. In addition, the duration of the fixed income portfolio will be increased to better match the duration of the plan obligations. The objective of this strategy change is to reduce the volatility of investment returns, funded status of the plan and required contributions.

The expected benefit payments through 2020 for the defined benefit plan and postretirement benefit plans are as follows:

	Defined Benefit Plan	Postretirement Benefit Plans(1)
	(Dollars in thousands)
Year ending December 31:
2011	$2,173	$4,748
2012	$2,172	$4,926
2013	$2,171	$5,186
2014	$2,185	$4,928
2015	$2,190	$4,580
2016 through 2020	$10,839	$18,786

(1)	Net of premiums paid by participants and before total expected reimbursements of $2.4 million from 2011 through 2020 under the Medicare Prescription Drug Act of 2003.

The measurement date for the Company’s defined benefit plan and postretirement benefit plans is December 31. The following discount rates were used at December 31, 2010 and 2009 to determine benefit obligations for the plans (in percentages):

	Defined Benefit Plan		Postretirement Benefit Plans
	2010	2009	2010	2009
Discount rate	5.00%	5.60%	4.60%	5.75%

SunCoke

Notes to Combined Financial Statements (continued)

The health care cost trend assumption used at December 31, 2010 to compute the APBO for the postretirement benefit plans was an increase of 7.75 percent (8.25 percent at December 31, 2009), which is assumed to decline gradually to 5.00 percent in 2017 and to remain at that level thereafter. A one-percentage point change each year in assumed health care cost trend rates would have the following effects at December 31, 2010:

	1-Percentage Point Increase	1-Percentage Point Decrease
	(Dollars in thousands)
Effect on total of service and interest cost components of postretirement benefits expense	$13	$(13)
Effect on APBO	$152	$(153)

Defined Contribution Plans

The Company has defined contribution plans which provide retirement benefits for certain of its employees. The Company’s contributions, which are principally based on the Company’s pretax income and the aggregate compensation levels of participating employees and are charged against income as incurred, amounted to $1.8, $2.1, and $3.1 million in 2010, 2009, and 2008, respectively.

9. Black Lung Benefit Obligations

The Company is responsible for making pneumoconiosis (“black lung”) benefit payments to certain of its employees and former employees (and their dependents). Such payments are for claims under Title IV of the Federal Coal Mine Health and Safety Act of 1969 and subsequent amendments, as well as for black lung benefits provided in the states of Virginia, Kentucky and West Virginia pursuant to workers’ compensation legislation. The Company acts as a self-insurer for both state and federal black lung benefits and adjusts the Company’s accrual each year based upon actuarial calculations of the Company’s expected future payments for these benefits. For the years ended December 31, 2010, 2009 and 2008, the discount rate used to calculate the period end liability was 5.00, 6.00 and 6.20 percent, respectively. The estimated liability recognized in the Company’s financial statements at December 31, 2010 and 2009 was $26.6 and $24.1 million, respectively. Charges against income for black lung benefits amounted to $4.8, $0.7, and $3.1 million during 2010, 2009, and 2008, respectively.

In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the “Act”) were signed into law. The Act, among other things, amended previous legislation pertaining to black lung benefits available to certain of the Company’s current and former employees and their surviving spouses. The estimated impact of the Act has been recognized in the Company’s financial statements at December 31, 2010. The Company has considered the impact of the Act, and while trend rates are not yet available, the population of potentially affected individuals is such that any incremental liability would be immaterial.

SunCoke

Notes to Combined Financial Statements (continued)

10. Commitments and Contingent Liabilities

The Company, as lessee, has noncancelable operating leases for land, office space, equipment and railcars. Total rental expense for 2010, 2009, and 2008 amounted to $4.6, $3.9 and $2.7 million, respectively. The aggregate amount of future minimum annual rentals applicable to noncancelable operating leases is as follows:

(Dollars in thousands)
Year ending December 31:
2011	$1,702
2012	2,171
2013	2,168
2014	2,162
2015	1,925
Thereafter	3,344

Total	$13,472

As discussed in Note 1, the Company has an agreement with Lakeshore which provides coal handling services. The fixed and determinable amounts of the Company’s obligation under this agreement are as follows:

(Dollars in thousands)
Year ending December 31:
2011	$4,699
2012	4,699
2013	2,350

Total	11,748
Less: Amount representing interest	(1,132)

Total at present value	$10,616

Payments under this agreement, including variable components, totaled $10.0, $10.8 and $11.1 million in 2010, 2009, and 2008, respectively.

The Company is subject to indemnity agreements with third-party investors (including a former investor in the Jewell cokemaking operations) for certain tax benefits that were available to them during the preferential return period in the event the Internal Revenue Service (“IRS”) disallows the tax deductions and benefits allocated to the third parties. These tax indemnifications are in effect until the applicable tax returns are no longer subject to IRS review. Although the Company believes the possibility is remote that it will be required to do so, at December 31, 2010, the maximum potential payment under these tax indemnifications would have been approximately $20.0 million. Sunoco, Inc. also guarantees SunCoke’s performance under the indemnification to the third-party investors.

The Company is a party to certain other pending and threatened claims. Although the ultimate outcome of these claims cannot be ascertained at this time, it is reasonably possible that some portion of these claims could be resolved unfavorably to the Company. Management of the Company believes that any liability which may arise from claims would not be material in relation to the combined financial position, results of operations or cash flows of the Company at December 31, 2010.

SunCoke

Notes to Combined Financial Statements (continued)

11. Accumulated Other Comprehensive Income (Loss)

The following table sets forth the components of accumulated other comprehensive income (loss) in net parent investment (net of related income taxes) at December 31, 2010 and 2009, respectively:

	December 31
	(Dollars in thousands)
	2010	2009
Retirement benefits plans	$2,253	$(20,103)
Foreign currency translation adjustment	1,166	718

	$3,419	$(19,385)

12. Noncontrolling Interests

On February 19, 1998, the Company transferred an interest in its Indiana Harbor cokemaking operations to a third-party investor for $200.0 million in cash. On July 30, 2002, the Company transferred an additional interest in Indiana Harbor for $200.0 million and sold a portion of its interest in Indiana Harbor for $15.0 million in cash to another third-party investor. The Company did not recognize any gain at the dates of these transactions because the third-party investors were entitled to a preferential return on their investments. The returns of the investors were equal to 98 percent of the cash flows and tax benefits from such cokemaking operations during the preferential return period, which continued until the fourth quarter of 2007 (at which time both investors had recovered their investment and achieved a cumulative annual after-tax return of approximately 10 percent). Those investors are entitled to a noncontrolling interest amounting to 34 percent of the partnership’s net income through 2016, at which time the noncontrolling interest percentage declines to 20 percent and will subsequently drop to 10 percent by 2038.

13. Fair Value Measurements

The Company’s cash equivalents, which amounted to $37.8 million at December 31, 2010 were measured at fair value based on quoted prices in active markets for identical assets (level 1). The Company had no cash equivalents at December 31, 2009. No other assets or liabilities were measured at fair value in the Company’s combined balance sheet at December 31, 2010 and 2009.

The Company’s current assets (other than inventories) and current liabilities (other than the current portion of retirement benefit liabilities and deferred income taxes) are financial instruments and most of these items are recorded at cost in the combined balance sheets. The estimated fair value of these financial instruments approximates their carrying amounts. The estimated fair value of the receivables from affiliate was $338.4 and $307.6 million, at December 31, 2010 and 2009, respectively. The carrying amount of these receivables was $289.0 million on each of these dates. The fair value of these receivables from affiliate was estimated based upon the market interest rates applicable to Sunoco at the respective balance sheet dates for similar terms.

14. Business Segment Information

SunCoke is an independent owner and operator of four metallurgical cokemaking facilities in the eastern and midwestern regions of the United States and operator of a cokemaking facility for a project company in Brazil in which it has a preferred stock investment. In addition to its cokemaking operations, the Company has metallurgical coal mining operations in the eastern United States. The Company’s cokemaking operations are reported as three segments: Jewell Coke, Other Domestic Coke and International Coke. The Jewell Coke segment consists of the operations of the Company’s cokemaking facilities in Vansant, VA. The Indiana Harbor

SunCoke

Notes to Combined Financial Statements (continued)

cokemaking facility located in East Chicago, IL, the Haverhill cokemaking facility, located in Franklin Furnace, OH, and the Granite City cokemaking facility, located in Granite City, IL have been aggregated into the Other Domestic Coke segment. Each of these facilities produces metallurgical coke and recovers waste heat which is converted to steam or electricity through a similar production process. The coke production for these facilities is sold directly to integrated steel producers under contracts which provide for the pass-through of coal costs subject to contractual coal-to-coke yields plus an operating cost component and fixed fee component received for each ton of coke sold. Accordingly, SunCoke management believes that the facilities in the Other Domestic Coke segment have similar long-term economic characteristics. The International Coke segment operates a cokemaking facility located in Vitória, Brazil for a project company. The International Coke segment also earns income from a dividend on its preferred stock investment assuming that certain minimum production levels are achieved at the plant.

The Company’s Coal Mining segment conducts coal mining operations near the Company’s Jewell cokemaking facility, centered in Vansant, VA with mines located in Virginia and West Virginia. Currently, a substantial portion of the coal production is sold to the Jewell Coke segment for conversion into metallurgical coke. Some coal is also sold to the Other Domestic Coke facilities. There are limited third-party sales at this time. Intersegment coal revenues for sales to the Jewell Coke and Other Domestic Coke segments are based on the prices that the coke customers of the Other Domestic Coke segment have agreed to pay for the internally produced coal, which approximate the market prices for this quality of metallurgical coal. In January 2011, the Company acquired the HKCC Companies which include two active underground mines and one active surface mine and one active highwall mine that are contiguous to the Company’s existing mines (Note 1).

SunCoke

Notes to Combined Financial Statements (continued)

Overhead expenses that can be identified with a segment have been included as deductions in determining segment income. The remainder is included in Corporate and Other. Net financing income, which consists principally of interest income, interest expense and interest capitalized, is also excluded from segment results. Identifiable assets are those assets that are utilized within a specific segment.

	Year Ended December 31, 2010
	(Dollars in thousands)
	Jewell Coke	Other Domestic Coke	International Coke	Coal Mining	Corporate and Other		Combined
Sales and other operating revenue	$298,020	$979,542	$38,411	$574	$—		$1,316,547

Intersegment sales	$5,784	$—	$—	$132,278	$—		$—

Operating income (loss)	$147,082	$38,639	$14,856	$(11,291)	$(15,026)		$174,260
Less: operating income attributable to noncontrolling interest	—	(3,027)	—	—	—		(3,027)

Operating income (loss) attributable to net parent investment	$147,082	$35,612	$14,856	$(11,291)	$(15,026)		171,233

Net financing income attributable to net parent investment							14,908	(1)

Pretax income attributable to net parent investment							186,141
Income tax expense							46,942

Net income attributable to net parent investment							$139,199

Depreciation, depletion and amortization	$4,395	$35,041	$124	$7,712	$885		$48,157

Capital expenditures	$1,824	$23,036	$851	$18,385	$171,561	(2)	$215,657

Identifiable assets	$80,931	$962,582	$59,740	$76,677	$538,536	(3)	$1,718,466

(1)	After deducting $4.1 million of income attributable to noncontrolling interests.
(2)	Includes $169.7 million attributable to the Middletown facility.
(3)	Includes receivables from affiliate totaling $289.0 million and Middletown facility construction-in-progress totaling $242.2 million.

SunCoke

Notes to Combined Financial Statements (continued)

	Year Ended December 31, 2009
	(Dollars in thousands)
	Jewell Coke	Other Domestic Coke	International Coke		Coal Mining	Corporate and Other		Combined
Sales and other operating revenue	$324,630	$755,946	$40,442		$2,998	$—		$1,124,016

Intersegment sales	$—	$—	$—		$119,505	$—		$—

Operating income (loss)	$177,803	$14,845	$23,198	(1)	$5,247	$(9,465)		$211,628
Less: operating income attributable to noncontrolling interest	—	(17,327)	—		—	—		(17,327)

Operating income (loss) attributable to net parent investment	$177,803	$(2,482)	$23,198		$5,247	$(9,465)		194,301

Net financing income attributable to net parent investment								16,115	(2)

Pretax income attributable to net parent investment								210,416
Income tax expense								20,732

Net income attributable to net parent investment								$189,684

Depreciation, depletion and amortization	$4,508	$21,543	$84		$5,789	$399		$32,323

Capital expenditures	$1,235	$170,260	$125		$17,579	$25,995	(3)	215,194

Identifiable assets	$82,662	$972,059	$59,178		$67,566	$365,221	(4)	$1,546,686

(1)	Includes dividend income of $19.0 million attributable to 2008 and 2009 operations.
(2)	After deducting $4.2 million of income attributable to noncontrolling interests.
(3)	Includes $25.4 million attributable to the Middletown facility.
(4)	Includes receivables from affiliate totaling $289.0 million and Middletown facility construction-in-progress totaling $72.5 million.

SunCoke

Notes to Combined Financial Statements (continued)

	Year Ended December 31, 2008
	(Dollars in thousands)
	Jewell Coke	Other Domestic Coke	International Coke	Coal Mining	Corporate and Other		Combined
Sales and other operating revenue	$250,394	$523,883	$58,388	$6,271	$—		$838,936

Intersegment sales	$—	$—	$—	$107,658	$—		$—

Operating income (loss)	$114,145	$35,095	$5,299	$9,612	$(13,469)		$150,682
Less: operating income attributable to noncontrolling interest	—	(14,722)	—	—	—		(14,722)

Operating income (loss) attributable to net parent investment	$114,145	$20,373	$5,299	$9,612	$(13,469)		135,960

Net financing income attributable to net parent investment							16,075	(1)

Pretax income attributable to net parent investment							152,035
Income tax expense							38,131

Net income attributable to net parent investment							$113,904

Depreciation, depletion and amortization	$4,782	$15,031	$75	$4,372	$294		$24,554

Capital expenditures	$1,085	$245,934	$37	$9,617	$47,800	(2)	$304,473

Identifiable assets	$93,098	$772,624	$48,977	$55,999	$342,207	(3)	$1,312,905

(1)	After deducting $4.3 million of income attributable to noncontrolling interests.
(2)	Includes $47.1 million attributable to the Middletown facility.
(3)	Includes receivables from affiliate totaling $289.0 million and Middletown facility construction-in-progress totaling $47.1 million.

The following table sets forth the Company’s total sales and other operating revenue by product or service:

	Year Ended December 31
	2010	2009	2008
	(Dollars in thousands)
Metallurgical coke sales	$1,237,213	$1,062,194	$760,142
Steam and electricity sales	40,383	18,364	14,395
Operating and licensing fees	38,411	40,442	58,388
Metallurgical coal sales	177	2,480	5,856
Other	363	536	155

	$1,316,547	$1,124,016	$838,936

15. Subsequent Events

The Company has evaluated all events subsequent to the balance sheet date of December 31, 2010, through March 23, 2011, which is the date these combined financial statements were issued, and have determined that except as set forth elsewhere in these financial statements, there are no subsequent events that require disclosure.

SunCoke

Notes to Combined Financial Statements (continued)

(Unaudited)

16. Supplemental Condensed Consolidating Financial Information

On July 26, 2011, the Company issued $400 million aggregate principal of senior notes (the “Notes”) in a private placement. The Notes bear interest at a rate of 7.625% per annum and will mature in 2019 with all principal paid at maturity. The Company also entered into a Credit Agreement dated as of July 26, 2011 with JPMorgan Chase Bank, N.A., as administrative agent, and the other parties thereto (the “Credit Agreement”). The Credit Agreement provides for a seven-year term loan in a principal amount of $300 million (the “Term Loan”), repayable in equal quarterly installments at a rate of 1.00% of the original principal amount per year, with the balance payable on the final maturity date.

Certain wholly owned subsidiaries of the Company serve as guarantors of the obligations under the $300 million Term Loan and $400 million Notes (“Guarantor Subsidiaries”). These guarantees are full and unconditional and joint and several. For purposes of the following footnote, SunCoke Energy, Inc. is referred to as “Issuer.” The indenture dated July 26, 2011 among the Company, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., governs subsidiaries designated as “Guarantor Subsidiaries.” All other consolidated subsidiaries of the Company are collectively referred to as “Non-Guarantor Subsidiaries.” Prior to July 18, 2011, the Company was a wholly owned subsidiary of Sunoco. Therefore, there is no parent entity for purposes of this footnote.

The following supplemental condensed combining and consolidating financial information reflects the Issuer’s separate accounts, the combined accounts of the Guarantor Subsidiaries, the combined accounts of the Non-Guarantor Subsidiaries, the combining and consolidating adjustments and eliminations and the Issuer’s combined and consolidated accounts for the dates and periods indicated. For purposes of the following condensed combining and consolidating information, the Issuer’s investments in its subsidiaries and the Guarantor and Non-Guarantor Subsidiaries’ investments in its subsidiaries are accounted for under the equity method of accounting.

SunCoke

Condensed Combining and Consolidating Statement of Income

Twelve Months Ended December 31, 2010

(in thousands)

	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Combining and Consolidating Adjustments	Total
Revenues
Sales and other operating revenue	$874,669	$447,662	$(5,784)	$1,316,547
Equity in earnings of subsidiaries	22,501	—	(22,501)	—
Other income, net	1,339	8,707		10,046

Total revenues	898,509	456,369	(28,285)	1,326,593

Costs and operating expenses
Cost of products sold and operating expenses	628,589	414,139	(5,784)	1,036,944
Selling, general and administrative expenses	50,014	17,218		67,232
Depreciation, depletion, and amortization	41,042	7,115		48,157

Total costs and operating expenses	719,645	438,472	(5,784)	1,152,333

Operating income	178,864	17,897	(22,501)	174,260

Interest income—affiliate	8,689	14,998		23,687
Interest income	1	34		35
Interest cost—affiliate	(5,390)	(45)		(5,435)
Capitalized interest	701	—		701

Total financing income, net	4,001	14,987	—	18,988

Income before income tax expense	182,865	32,884	(22,501)	193,248
Income tax expense	43,092	3,850	—	46,942

Net income	139,773	29,034	(22,501)	146,306
Less: Net income attributable to noncontrolling interests	—	7,107		7,107

Net income attributable to net parent investment	$139,773	$21,927	$(22,501)	$139,199

SunCoke

Condensed Combining and Consolidating Statement of Income

Twelve Months Ended December 31, 2009

(in thousands)

	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Combining and Consolidating Adjustments	Total
Revenues
Sales and other operating revenue	$661,651	$463,381	$(1,016)	$1,124,016
Equity in earnings of subsidiaries	53,403	—	(53,403)	—
Other income, net	1,318	19,652		20,970

Total revenues	716,372	483,033	(54,419)	1,144,986

Costs and operating expenses
Cost of products sold and operating expenses	461,421	400,425	(1,016)	860,830
Selling, general and administrative expenses	30,188	10,017		40,205
Depreciation, depletion, and amortization	25,392	6,931		32,323

Total costs and operating expenses	517,001	417,373	(1,016)	933,358

Operating income	199,371	65,660	(53,403)	211,628

Interest income—affiliate	8,958	15,105		24,063
Interest income	433	14		447
Interest cost—affiliate	(5,644)	(19)		(5,663)
Capitalized interest	1,493	—		1,493

Total financing income, net	5,240	15,100	—	20,340

Income before income tax expense	204,611	80,760	(53,403)	231,968
Income tax expense	14,430	6,302	—	20,732

Net income	190,181	74,458	(53,403)	211,236
Less: Net income attributable to noncontrolling interests	—	21,552		21,552

Net income attributable to net parent investment	$190,181	$52,906	$(53,403)	$189,684

SunCoke

Condensed Combining and Consolidating Statement of Income

Twelve Months Ended December 31, 2008

(in thousands)

	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments		Total
Revenues
Sales and other operating revenue	$452,901	$386,035	$		$838,936
Equity in earnings of subsidiaries	42,581	—		(42,581)	—
Other income, net	1,344	(29)			1,315

Total revenues	496,826	386,006		(42,581)	840,251

Costs and operating expenses
Cost of products sold and operating expenses	302,644	328,127			630,771
Selling, general and administrative expenses	29,727	4,517			34,244
Depreciation, depletion, and amortization	17,759	6,795			24,554

Total costs and operating expenses	350,130	339,439		—	689,569

Operating income	146,696	46,567		(42,581)	150,682

Interest income—affiliate	11,314	16,037			27,351
Interest income	26	192			218
Interest cost—affiliate	(11,057)	(130)			(11,187)
Capitalized interest	3,999	—			3,999

Total financing income, net	4,282	16,099		—	20,381

Income before income tax expense	150,978	62,666		(42,581)	171,063
Income tax expense	37,738	393		—	38,131

Net income	113,240	62,273		(42,581)	132,932
Less: Net income attributable to noncontrolling interests	—	19,028			19,028

Net income attributable to net parent investment	$113,240	$43,245		$(42,581)	$113,904

SunCoke

Condensed Combining and Consolidating Balance Sheet

December 31, 2010

(in thousands)

	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Combining and Consolidating Adjustments		Total
Assets
Cash and cash equivalents	$10	$40,082	$		$40,092
Accounts receivable	32,015	12,591			44,606
Inventories	69,734	36,876			106,610
Deferred income taxes	1,140	—			1,140

Total current assets	102,899	89,549		—	192,448

Notes receivable from affiliate	89,000	200,000			289,000
Investment in Brazilian cokemaking operations	—	40,976			40,976
Properties, plants and equipment, net	1,063,946	116,262			1,180,208
Deferred charges and other assets	12,793	3,041			15,834
Investment in subsidiaries	232,503	—		(232,503)	—

Total assets	$1,501,141	$449,828		$(232,503)	$1,718,466

Liabilities and Equity
Advances from affiliate	$777,763	$112,483		$(1,734)	$888,512
Accounts payable	84,404	21,946			106,350
Accrued liabilities	38,477	14,681			53,158
Taxes payable	3,053	4,651			7,704

Total current liabilities	903,697	153,761		(1,734)	1,055,724

Payable to affiliate	53,942	1,871			55,813
Accrual for black lung benefits	26,605	—			26,605
Retirement benefit liabilities	42,854	—			42,854
Deferred income taxes	86,149	(219)			85,930
Asset retirement obligations	9,069	1,945			11,014
Other deferred credits and liabilities	11,185	—			11,185
Commitments and contingent liabilities

Total liabilities	1,133,501	157,358		(1,734)	1,289,125

Equity
Net parent investment	366,754	233,556		(230,769)	369,541
Noncontrolling interests	886	58,914			59,800

Total equity	367,640	292,470		(230,769)	429,341

Total liabilities and equity	$1,501,141	$449,828		$(232,503)	$1,718,466

SunCoke

Condensed Combining and Consolidating Balance Sheet

December 31, 2009

(in thousands)

	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Combining and Consolidating Adjustments		Total
Assets
Cash and cash equivalents	$1	$2,740	$		$2,741
Accounts receivable	26,096	53,243			79,339
Inventories	69,206	37,373			106,579

Total current assets	95,303	93,356		—	188,659

Notes receivable from affiliate	89,000	200,000			289,000
Investment in Brazilian cokemaking operations	—	40,976			40,976
Properties, plants and equipment, net	891,009	121,762			1,012,771
Deferred charges and other assets	13,033	2,247			15,280
Investment in subsidiaries	252,297	—		(252,297)	—

Total current assets	$1,340,642	$458,341		$(252,297)	$1,546,686

Liabilities and Equity
Advances from affiliate	$307,837	$99,555		$1,859	$409,251
Accounts payable	56,891	18,067			74,958
Accrued liabilities	27,143	2,849			29,992
Taxes payable	1,357	4,477			5,834
Deferred income taxes	534	—			534

Total current liabilities	393,762	124,948		1,859	520,569

Payable to affiliate	23,857	1,161			25,018
Accrual for black lung benefits	24,092	—			24,092
Retirement benefit liabilities	85,003	—			85,003
Deferred income taxes	55,237	(193)			55,044
Asset retirement obligations	8,478	1,818			10,296
Other deferred credits and liabilities	11,046	—			11,046
Commitments and contingent liabilities

Total liabilities	601,475	127,734		1,859	731,068

Equity
Net parent investment	739,167	257,869		(255,042)	741,994
Noncontrolling interests	—	72,738		886	73,624

Total equity	739,167	330,607		(254,156)	815,618

Total liabilities and equity	$1,340,642	$458,341		$(252,297)	$1,546,686

SunCoke

Condensed Combining and Consolidating Statement of Cash Flows

Twelve Months Ended December 31, 2010

(in thousands)

	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Combining and Consolidating Adjustments	Total
Cash Flows from Operating Activities:
Net income	$139,773	$29,034	$(22,501)	$146,306
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	41,042	7,115		48,157
Deferred income tax expense	15,452	(26)		15,426
Payments in excess of expense for retirement plans	(5,979)	—		(5,979)
Equity in earnings of subsidiaries	(22,501)	—	22,501	—
Changes in working capital pertaining to operating activities:
Accounts receivable	(5,919)	40,652		34,733
Inventories	(528)	497		(31)
Accounts payable and accrued liabilities	38,452	15,711		54,163
Taxes payable	1,696	174		1,870
Other	3,073	(1,115)		1,958

Net cash provided by operating activities	204,561	92,042	—	296,603

Cash Flows from Investing Activities:
Capital expenditures	(214,042)	(1,615)		(215,657)
Proceeds from sales of assets	1,736	—		1,736

Net cash used in investing activities	(212,306)	(1,615)	—	(213,921)

Cash Flows from Financing Activities:
Net decrease in advances from affiliate	(23,331)	(32,864)		(56,195)
Contribution from parent	1,000	—		1,000
Increase in payable to affiliate	30,085	710		30,795
Cash distributions to noncontrolling interests in cokemaking operations	—	(20,931)		(20,931)

Net cash used in financing activities	7,754	(53,085)	—	(45,331)

Net increase in cash and cash equivalents	9	37,342	—	37,351
Cash and cash equivalents at beginning of period	1	2,740		2,741

Cash and cash equivalents at end of period	$10	$40,082	$—	$40,092

SunCoke

Condensed Combining and Consolidating Statement of Cash Flows

Twelve Months Ended December 31, 2009

(in thousands)

	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Combining and Consolidating Adjustments	Total
Cash Flows from Operating Activities:
Net income	$190,181	$74,458	$(53,403)	$211,236
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation, depletion and amortization	25,392	6,931		32,323
Deferred income tax expense	14,639	535		15,174
Payments less than expense for retirement plans	3,309	—		3,309
Equity in earnings of subsidiaries	(53,403)	—	53,403	—
Changes in working capital pertaining to operating activities:
Accounts receivable	8,387	(46,964)		(38,577)
Inventories	(25,497)	(1,581)		(27,078)
Accounts payable and accrued liabilities	316	(8,616)		(8,300)
Taxes payable	184	(424)		(240)
Other	1,393	(1,994)		(601)

Net cash provided by (used in) operating activities	164,901	22,345	—	187,246

Cash Flows from Investing Activities:
Capital expenditures	(213,428)	(1,766)		(215,194)
Proceeds from sales of assets	69	19		88

Net cash used in investing activities	(213,359)	(1,747)	—	(215,106)

Cash Flows from Financing Activities:
Net increase in advances from affiliate	48,442	(22,945)		25,497
Increase in payable to affiliate	16	717		733
Cash distributions to noncontrolling interests in cokemaking operations	—	(18,611)		(18,611)

Net cash provided by (used in) financing activities	48,458	(40,839)	—	7,619

Net decrease in cash and cash equivalents	—	(20,241)	—	(20,241)
Cash and cash equivalents at beginning of period	1	22,981		22,982

Cash and cash equivalents at end of period	$1	$2,740	$—	$2,741

SunCoke

Condensed Combining and Consolidating Statement of Cash Flows

Twelve Months Ended December 31, 2008

(in thousands)

	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Combining and Consolidating Adjustments	Total
Cash Flows from Operating Activities:
Net income	$113,240	$62,273	$(42,581)	$132,932
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	17,759	6,795		24,554
Deferred income tax expense	15,222	(604)		14,618
Payments in excess of expense for retirement plans	1,607	—		1,607
Equity in earnings of subsidiaries	(42,581)	—	42,581	—
Changes in working capital pertaining to operating activities:
Accounts receivable	(18,497)	4,829		(13,668)
Inventories	(19,516)	(13,158)		(32,674)
Accounts payable and accrued liabilities	27,993	11,485		39,478
Taxes payable	(157)	(557)		(714)
Other	714	4,483		5,197

Net cash provided by operating activities	95,784	75,546	—	171,330

Cash Flows from Investing Activities:
Capital expenditures	(301,970)	(2,503)		(304,473)
Proceeds from sales of assets	4	—		4

Net cash used in investing activities	(301,966)	(2,503)	—	(304,469)

Cash Flows from Financing Activities:
Net increase in advances from affiliate	247,374	(41,543)		205,831
Repayments of revolving credit loans from affiliate	(10,000)	—		(10,000)
Repayments of borrowings under deficit funding agreement with related party	(55,968)	—		(55,968)
Increase in payable to affiliate	23,679	445		24,124
Cash distributions to noncontrolling interests in cokemaking operations	—	(30,284)		(30,284)

Net cash provided by (used in) financing activities	205,085	(71,382)	—	133,703

Net increase (decrease) in cash and cash equivalents	(1,097)	1,661	—	564
Cash and cash equivalents at beginning of period	1,098	21,320		22,418

Cash and cash equivalents at end of period	$1	$22,981	$—	$22,982

Explanatory Note to Unaudited SunCoke Combined and Consolidated Financial Statements

On July 18, 2011 (“Separation Date”), Sunoco, Inc. (“Sunoco”) contributed the subsidiaries, assets and liabilities that were primarily related to its cokemaking and coal mining operations to SunCoke Energy, Inc. (“SunCoke Energy” or the “Company”) in exchange for 69,999,000 shares of SunCoke Energy common stock (“the Separation”). On July 26, 2011, SunCoke Energy completed the initial public offering (“IPO”) of 13,340,000 shares of its common stock. The unaudited combined financial statements for periods prior to the Separation Date pertain to the operations that comprised the cokemaking and coal mining operations of Sunoco prior to their transfer to SunCoke Energy and prior to the effective dates of the agreements SunCoke Energy entered into with Sunoco in connection with the IPO and the Separation. The unaudited consolidated financial statements for periods after the Separation Date pertain to the operations of SunCoke Energy. See Note 2 to the accompanying unaudited combined and consolidated financial statements for information concerning the closing of the IPO and Sunoco’s current ownership of 80.9% of the outstanding common stock of SunCoke Energy.

SunCoke Energy, Inc.

Combined and Consolidated Statements of Income

(Unaudited)

	For the Nine Months Ended September 30
	2011	2010
	(Dollars and shares in thousands, except per share amounts)
Revenues
Sales and other operating revenue	$1,113,724	$1,009,197
Other income, net	1,051	180

Total revenues	1,114,775	1,009,377

Costs and operating expenses
Cost of products sold and operating expenses	933,266	773,510
Loss on firm purchase commitments (Note 7)	18,544	—
Selling, general and administrative expenses	64,803	41,537
Depreciation, depletion and amortization	42,377	35,832

Total costs and operating expenses	1,058,990	850,879

Operating income	55,785	158,498

Interest income—affiliate (Note 5)	12,485	17,965
Interest income	284	33
Interest cost—affiliate (Note 5)	(3,565)	(4,422)
Interest cost	(8,860)	—
Capitalized interest	5,344	421

Total financing income	5,688	13,997

Income before income tax expense	61,473	172,495
Income tax expense (Note 6)	10,093	41,266

Net income	51,380	131,229
Less: Net income (loss) income attributable to noncontrolling interests	(1,226)	10,466

Net income attributable to SunCoke Energy, Inc. / net parent investment	$52,606	$120,763

Earnings per common share (Note 14):
Basic	$0.75	$1.73
Diluted	$0.75	$1.73
Weighted average common shares outstanding (Note 14):
Basic	70,000	70,000
Diluted	70,000	70,000

(See Accompanying Notes)

SunCoke Energy, Inc.

Combined and Consolidated Balance Sheets

	September 30, 2011	December 31, 2010
	(Unaudited)
	(Dollars and shares in thousands, except per share amounts)
Assets
Cash and cash equivalents	$110,850	$40,092
Accounts receivable	52,033	44,606
Inventories (Note 7)	222,436	106,610
Receivable from affiliate	672	—
Deferred income taxes	552	1,140

Total current assets	386,543	192,448

Notes receivable from affiliate (Note 5)	—	289,000
Investment in Brazilian cokemaking operations	40,976	40,976
Properties, plants and equipment, net	1,353,499	1,173,518
Lease and mineral rights, net	53,392	6,690
Goodwill	9,388	3,400
Deferred charges and other assets	35,396	12,434

Total assets	$1,879,194	$1,718,466

Liabilities and Equity
Advances from affiliate (Note 5)	$—	$888,512
Accounts payable	185,184	106,350
Current portion of long-term debt	3,000	—
Accrued liabilities	51,996	53,158
Taxes payable	11,593	7,704

Total current liabilities	251,773	1,055,724

Long-term debt (Note 9)	694,784	—
Payable to affiliate (Note 5)	—	55,813
Accrual for black lung benefits	27,538	26,605
Retirement benefit liabilities (Note 8)	45,281	42,854
Deferred income taxes	223,840	85,930
Asset retirement obligations	12,236	11,014
Other deferred credits and liabilities	19,247	11,185
Commitments and contingent liabilities (Note 10)

Total liabilities	1,274,699	1,289,125

Equity
Preferred stock, $0.01 par value. Authorized 50,000 shares; no issued and outstanding shares at September 30, 2011 and December 31, 2010	—	—
Common stock, $0.01 par value. Authorized 300,000 shares; issued and outstanding 70,006 shares at September 30, 2011 and no shares outstanding at December 31, 2010	700	—
Additional paid-in capital	556,292	—
Accumulated other comprehensive income	437	—
Retained earnings	12,003	—
Net parent investment	—	369,541

Total SunCoke Energy, Inc. stockholders’ equity / net parent investment	569,432	369,541
Noncontrolling interests	35,063	59,800

Total equity	604,495	429,341

Total liabilities and equity	$1,879,194	$1,718,466

(See Accompanying Notes)

SunCoke Energy, Inc.

Combined and Consolidated Statements of Cash Flows

(Unaudited)

	For the Nine Months Ended September 30
	2011	2010
	(Dollars in thousands)
Cash Flows from Operating Activities:
Net income	$51,380	$131,229
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on firm purchase commitment (Note 7)	18,544	—
Depreciation, depletion and amortization	42,377	35,832
Deferred income tax expense	14,630	10,885
Payments less than (in excess of) expense for retirement plans	267	(3,081)
Changes in working capital pertaining to operating activities:
Accounts receivable	(4,157)	41,994
Inventories	(112,822)	(1,353)
Accounts payable and accrued liabilities	53,904	42,590
Taxes payable	(2,236)	2,836
Other	(3,208)	(7,007)

Net cash provided by operating activities	58,679	253,925

Cash Flows from Investing Activities:
Capital expenditures	(184,217)	(135,833)
Acquisition of business, net of cash received	(37,575)	—
Proceeds from sales of assets	—	72

Net cash used in investing activities	(221,792)	(135,761)

Cash Flows from Financing Activities:
Proceeds from issuance of long-term debt	698,500	—
Debt issuance costs	(18,874)	—
Repayment of long-term debt	(750)	—
Purchase of noncontrolling interest in Indiana Harbor facility	(34,000)	—
Net decrease in advances from affiliate	(412,783)	(113,636)
Repayments of notes payable assumed in acquisition	(2,315)	—
Increase (decrease) in payable to affiliate	5,279	30,296
Cash distributions to noncontrolling interests in cokemaking operations	(1,186)	(19,296)

Net cash provided by (used in) financing activities	233,871	(102,636)

Net increase in cash and cash equivalents	70,758	15,528
Cash and cash equivalents at beginning of period	40,092	2,741

Cash and cash equivalents at end of period	$110,850	$18,269

(See Accompanying Notes)

SunCoke Energy, Inc.

Combined and Consolidated Statement of Equity

(Unaudited)

	Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Net Parent Investment	Total SunCoke Energy, Inc. or Parent Equity	Noncontrolling Interests	Total Equity
	(Dollars and shares in thousands)
At December 31, 2010	—	$—	$—	$—	$—	$369,541	$369,541	$59,800	$429,341
Net income (loss) from January 1, 2011 to July 18, 2011	—	—	—	—	—	40,603	40,603	(5,041)	35,562
Net income from July 19, 2011 to September 30, 2011	—	—	—	—	12,003	—	12,003	3,815	15,818
Retirement benefit plans funded status adjustment	—	—	—	(617)	—	(1,095)	(1,712)	—	(1,712)
Currency translation adjustment	—	—	—	(1,847)	—	573	(1,274)	—	(1,274)

Comprehensive income (loss)							49,620	(1,226)	48,394

Capital contribution from Sunoco, Inc. in connection with contribution of business	—	—	—	—	—	156,542	156,542	—	156,542
Issuance of common stock in exchange for cokemaking and coal mining operations of Sunoco, Inc.	70,000	700	562,563	2,901	—	(566,164)	—	—	—
Share-based compensation expense	6	—	926	—	—	—	926	—	926
Cash distributions to noncontrolling interests	—	—	—	—	—	—	—	(1,186)	(1,186)
Purchase of noncontrolling interests, net of related tax benefit of $4,695	—	—	(7,197)	—	—	—	(7,197)	(22,325)	(29,522)

At September 30, 2011	70,006	$700	$556,292	$437	$12,003	$—	$569,432	$35,063	$604,495

(See Accompanying Notes)

SunCoke Energy, Inc.

Notes to Combined and Consolidated Financial Statements

(Unaudited)

1. General

Description of Business

SunCoke Energy, Inc. (“SunCoke Energy” or the “Company”) is an independent owner and operator of four metallurgical cokemaking facilities in the eastern and midwestern regions of the United States and operator of a cokemaking facility for a project company in Brazil in which it has a preferred stock investment. The cokemaking operations include blast furnace coke manufacturing at the Company’s Jewell Coke Company, L.P. (“Jewell”) facility in Vansant, VA; Indiana Harbor Coke Company, L.P. (“Indiana Harbor”) facility in East Chicago, IN; Haverhill North Coke Company (“Haverhill”) facility in Franklin Furnace, OH; and Gateway Energy & Coke Company, LLC (“Granite City”) facility in Granite City, IL. In October 2011, the Company commenced operations at the Middletown Coke Company, Inc. (“Middletown”) cokemaking facility and associated cogeneration power plant in Middletown, OH, which is adjacent to AK Steel’s steelmaking facility.

In addition to its cokemaking operations, the Company has metallurgical coal mining operations in the eastern United States. The metallurgical coal produced from underground mines in Virginia and West Virginia is used primarily at the Jewell cokemaking facility. In January 2011, the Company acquired Harold Keene Coal Company, Inc. and its affiliated companies (“HKCC” or the “HKCC Companies”), which include two active underground mines and one active surface and highwall mine that are contiguous to the Company’s existing mines for approximately $52.0 million, including working capital and contingent consideration (Note 3).

In December 2010, Sunoco, Inc. (“Sunoco”) formed SunCoke Energy as a wholly-owned subsidiary. Sunoco contributed $1,000 to SunCoke Energy in exchange for 1,000 shares of SunCoke Energy common stock. On July 18, 2011 (the “Separation Date”), Sunoco contributed the subsidiaries, assets and liabilities that were primarily related to its cokemaking and coal mining operations to SunCoke Energy in exchange for 69,999,000 shares of SunCoke Energy common stock. As of the Separation Date, Sunoco owned 100% of the outstanding common stock of SunCoke Energy. The contribution represented a reorganization of entities under common control and was recorded at Sunoco’s carrying value. On July 26, 2011, SunCoke Energy completed the initial public offering (“IPO”) of 13,340,000 shares of its common stock. Sunoco plans to distribute the remaining shares of SunCoke Energy common stock it owns to Sunoco’s shareholders by means of a spin-off, which Sunoco expects to occur no later than one year after the IPO. SunCoke Energy did not receive any of the proceeds of the IPO.

Concurrent with the reorganization just prior to the IPO, substantially all related party balances were settled in connection with the issuance of common stock to Sunoco, with the exception of $575 million which was repaid in cash on July 26, 2011 with a portion of the proceeds from SunCoke Energy’s issuance of approximately $700 million in debt.

The historical combined statements for periods prior to the Separation Date include the accounts of all operations that comprised the cokemaking and coal mining operations of Sunoco, after elimination of all intercompany balances and transactions within the combined group of companies. The historical combined financial statements also include allocations of certain Sunoco corporate expenses. SunCoke Energy management believes the assumptions and methodologies underlying the allocation of general corporate overhead expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred by SunCoke Energy if it had operated as an independent, publicly-traded company during the periods prior to the IPO or of the costs expected to be incurred in the future. See Note 5 for further information regarding allocated expenses. Because a direct ownership relationship did not exist among all the various entities comprising the Company, Sunoco’s net investment in the Company is presented as net parent investment, rather than stockholders’ equity, in the combined balance sheets for periods prior the Separation Date.

SunCoke Energy, Inc.

Notes to Combined and Consolidated Financial Statements

(Unaudited)

Reclassifications

Certain amounts in the prior period Combined and Consolidated Financial Statements have been reclassified to conform to the current year presentation.

Quarterly Reporting

The accompanying combined and consolidated financial statements included herein have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) for interim reporting. Certain information and disclosures normally included in financial statements have been omitted pursuant to the rules and regulation of the Securities and Exchange Commission (“SEC”). In management’s opinion, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the results of operations, financial position and cash flows for the periods presented have been made. The results of operations for the period ended September 30, 2011 are not necessarily indicative of the operating results for the full year.

2. Initial Public Offering and Related Transactions

Initial Public Offering

In December 2010, Sunoco formed SunCoke Energy as a wholly-owned subsidiary. Sunoco contributed $1,000 to SunCoke Energy in exchange for 1,000 shares of SunCoke Energy common stock. On the Separation Date, Sunoco contributed the subsidiaries, assets and liabilities that were primarily related to its cokemaking and coal mining operations to SunCoke Energy in exchange for 69,999,000 shares of SunCoke Energy common stock. As of the Separation Date, Sunoco owned 100% of the outstanding common stock of SunCoke Energy. On July 26, 2011, SunCoke Energy completed the IPO of 13,340,000 shares of its common stock.

Immediately following the IPO, Sunoco owned 56,660,000 shares of SunCoke Energy common stock, or 80.9% of the outstanding common stock. Sunoco plans to distribute all of the shares of SunCoke Energy common stock it owns by means of a spin-off, which is a pro rata distribution by Sunoco of the shares of SunCoke Energy common stock it owns to holders of Sunoco’s common stock. Sunoco expects that the spin-off will occur no later than one year after the IPO. Sunoco’s agreement to complete the distribution is contingent on the satisfaction or waiver of a variety of conditions. In addition, Sunoco has the right to terminate its obligations to complete the distribution if, at any time, Sunoco’s Board of Directors determines, in its sole discretion, that the distribution is not in the best interests of Sunoco or its shareholders. As a result, the distribution may not occur by the contemplated time or at all.

Arrangements Between Sunoco and SunCoke Energy, Inc.

In connection with the IPO, SunCoke Energy and Sunoco entered into certain agreements that effected the separation of SunCoke Energy’s business from Sunoco (the “Separation”), provided a framework for its relationship with Sunoco after the separation and provided for the allocation between SunCoke Energy and Sunoco of Sunoco’s assets, employees, liabilities and obligations attributable to periods prior to, at and after SunCoke Energy’s separation from Sunoco.

Separation and Distribution Agreement. On the Separation Date, SunCoke Energy and Sunoco entered into the separation and distribution agreement, which set forth the agreements between SunCoke Energy and Sunoco regarding the principal corporate transactions required to effect SunCoke Energy’s separation from Sunoco, the IPO and the distribution, if any, of SunCoke Energy’s shares to Sunoco’s shareholders (the “Distribution”), and other agreements governing the relationship between Sunoco and SunCoke Energy.

SunCoke Energy, Inc.

Notes to Combined and Consolidated Financial Statements

(Unaudited)

The separation and distribution agreement identified assets to be transferred, liabilities to be assumed and contracts to be assigned to each of SunCoke Energy and Sunoco as part of the separation of Sunoco into two companies. Except as expressly provided, all assets were transferred on an “as is,” “where is” basis. In general, each party to the separation and distribution agreement assumed liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters. In addition, the separation and distribution agreement provides for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of SunCoke Energy’s business with SunCoke Energy and financial responsibility for the obligations and liabilities of Sunoco’s business with Sunoco.

The separation and distribution agreement allocates responsibility with respect to certain employee related matters, particularly with respect to Sunoco employee benefit plans in which any SunCoke Energy employees participate or SunCoke Energy employee benefit plans which hold assets in joint trusts with Sunoco. In addition, the separation and distribution agreement provides for certain adjustments with respect to Sunoco equity compensation awards that will occur if Sunoco completes the distribution.

Tax Sharing Agreement. On the Separation Date, SunCoke Energy and Sunoco entered into a tax sharing agreement that governs the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. For a detailed discussion of the tax sharing agreement, see Note 6.

Transition Services Agreement. On the Separation Date, SunCoke Energy and Sunoco entered into a transition services agreement in connection with the separation. Pursuant to the transition services agreement, Sunoco provides certain support services to SunCoke Energy, including, among others, information technology, treasury, risk management and insurance, tax, internal audit and various other corporate services, in each case consistent with the services provided by Sunoco to SunCoke Energy before the separation. The charges for the transition services generally are intended to allow Sunoco to fully recover the costs directly associated with providing the services, plus all out-of-pocket costs and expenses, generally without profit. The services provided under the transition services agreement will terminate at various times specified in the agreement (generally terminating upon completion of the Distribution). SunCoke Energy may terminate certain specified services by giving prior written notice to Sunoco of such services and paying any applicable termination charge.

Guaranty, Keep Well, and Indemnification Agreement. On the Separation Date, SunCoke Energy and Sunoco entered into a guaranty, keep well, and indemnification agreement. Under this agreement, SunCoke Energy: (1) guarantees the performance of certain obligations of its subsidiaries, prior to the date that Sunoco or its affiliates may become obligated to pay or perform such obligations, including the repayment of a loan from Indiana Harbor Coke Company L.P.; (2) indemnifies, defends, and holds Sunoco and its affiliates harmless against all liabilities relating to these obligations; and (3) restricts the assets, debts, liabilities and business activities of one of its wholly owned subsidiaries, so long as certain obligations of such subsidiary remain unpaid or unperformed. In addition, SunCoke Energy releases Sunoco from its guaranty of payment of a promissory note owed by one of its subsidiaries to another of its subsidiaries.

Registration Rights Agreement. On July 26, 2011, SunCoke Energy and Sunoco entered into a registration rights agreement pursuant to which SunCoke Energy agreed that, upon the request of Sunoco, SunCoke Energy will use its reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of SunCoke Energy common stock retained by Sunoco following the IPO. Such registration rights could be used to effect any sale of SunCoke Energy common stock by Sunoco requiring registration under the Securities Act of 1933, as amended (the “Securities Act”).

SunCoke Energy, Inc.

Notes to Combined and Consolidated Financial Statements

(Unaudited)

The registration rights under the registration rights agreement will remain in effect with respect to any shares covered by the registration rights agreement until such shares have been sold pursuant to an effective registration statement under the Securities Act, such shares have been sold to the public pursuant to Rule 144 under the Securities Act and the shares are no longer restricted under the Securities Act or such shares have been sold in a transaction in which the transferee is not entitled to the benefits of the registration rights agreement.

3. Acquisition

Harold Keene Coal Company, Inc.

On January 14, 2011, the Company acquired 100% of the outstanding common shares of HKCC for approximately $52.0 million, including working capital and contingent consideration. The results of HKCC have been included in the consolidated financial statements since that date and are included in the Coal Mining segment. HKCC engages in the business of coal mining and owns, leases, and operates mines in Russell County, Virginia. The operations of the HKCC Companies produce high volatile A and high volatile B metallurgical coals, which complement the coal produced by the Company’s existing coal mining operations, and high quality thermal coal. This acquisition adds between 250,000 and 300,000 tons of coal production annually, with the potential to expand production in the future, and 21 million tons of proven and probable coal reserves located in two active underground mines and one active surface and highwall mine in Russell and Buchanan Counties in Virginia, contiguous to the Company’s existing metallurgical coal mining operations. The acquisition is part of the Company’s strategy to expand its domestic coal production and pursue selective reserve acquisitions. The goodwill of $6.0 million arising from the acquisition consists largely of synergies and cost reductions.

The aggregate noncontingent portion of the purchase price was $41.1 million, of which $37.6 million was paid in cash, net of cash received of $0.8 million. The remaining amount relates to a purchase price holdback of $3.5 million that is expected to be paid in June 2012.

The purchase price includes a contingent consideration arrangement that requires the Company to pay the former owners of HKCC $2.00 per ton of coal for each ton produced from the real property or leased property if production levels exceed 150,000 tons in a calendar year for a period of 20 years or until full exhaustion, whichever comes sooner. The potential undiscounted amount of all future payments that could be required to be paid under the contingent consideration arrangement is between $0 and $42 million. The fair value of the contingent consideration was $10.9 million, and was based on significant inputs that are not observable in the market, or Level 3 inputs. Key assumptions include (a) a risk-adjusted discount rate range of 0.895 percent to 6.027 percent, which reflects the credit spread adjustment for each period, and (b) probability adjusted production levels of HKCC operations between 300,000 and 475,000 tons per year.

SunCoke Energy, Inc.

Notes to Combined and Consolidated Financial Statements

(Unaudited)

The following table summarizes the consideration paid for HKCC and the fair value of the assets acquired and liabilities assumed at the acquisition date (dollars in thousands):

Consideration:
Cash, net of cash received	$37,575
Working capital adjustment and purchase price hold back	3,500
Contingent consideration arrangement	10,897

Fair value of total consideration transferred	$51,972

Recognized amounts of identifiable assets acquired and liabilities assumed:
Current assets	$7,314
Property and equipment	15,466
Mineral rights	48,112
Other assets	2,429
Current liabilities	(1,507)
Deferred tax liabilities, net	(22,703)
Notes payable	(2,315)
Asset retirement obligations	(812)

Total identifiable net assets assumed	45,984
Goodwill	5,988

Total	$51,972

The fair value of the acquired intangible assets, representing mineral rights, of $47.3 million, net of asset retirement obligations of $0.8 million, was determined by applying the income approach, and is based on significant inputs that are not observable in the market, or Level 3 inputs. The acquired intangible assets, all of which are mineral rights, are to be depleted as they are extracted, which is estimated to be over a period of 31 years.

Immediately upon acquisition, $2.3 million of notes payable were repaid.

The acquisition of HKCC increased revenues by $13.1 million in the first nine months of 2011 and increased gross margin by $2.0 million in the first nine months of 2011. The acquisition of HKCC is not material to the Company’s combined and consolidated results of operations. Therefore, pro forma information has not been presented.

4. Purchase of Noncontrolling Interest

On September 30, 2011, the Company acquired the entire 19% ownership interest in the partnership that owns the Indiana Harbor cokemaking facility held by an affiliate of GE Capital for $34.0 million. As a result of this transaction, the Company now holds an 85% interest in the partnership. The remaining 15% interest in the partnership is owned by an affiliate of DTE Energy Company.

The Company accounted for the increase in ownership as an equity transaction and resulted in a $22.3 million decrease in noncontrolling interest and a $7.2 million decrease in additional paid-in capital, net of income taxes. Direct costs of $0.2 million related to the increase in ownership were also accounted for as part of the equity transaction.

SunCoke Energy, Inc.

Notes to Combined and Consolidated Financial Statements

(Unaudited)

5. Related Party Transactions

The related party transactions with Sunoco and its affiliates are described below.

Advances from/to Affiliate

Sunoco, Inc. (R&M), a wholly owned subsidiary of Sunoco, served as a lender and borrower of funds and a clearinghouse for the settlement of receivables and payables for the Company and Sunoco and its affiliates. Amounts due to Sunoco, Inc. (R&M) for the settlement of payables, which included advances to fund capital expenditures, amounted to $864.3 million at December 31, 2010. Interest on such advances is based on short-term money market rates. The weighted-average annual interest rates used to determine interest expense for these amounts due were 1.4 percent for the first nine months of 2011 and 2010. As described in Note 9, on July 26, 2011, proceeds from debt issuances were used to repay $575 million of the advances from affiliate, and the remaining balance was treated as a contribution from Sunoco and capitalized to net parent investment.

Indiana Harbor had a $30.0 million revolving credit agreement with Sunoco, Inc. (R&M) (the “Indiana Harbor Revolver”), which was terminated in conjunction with the Separation. Borrowings amounted to $24.2 million at December 31, 2010. The interest rates for advances under the Indiana Harbor Revolver were based on the one-month London Inter-Bank Offered Rate, as quoted by Bloomberg, L.P., plus 1 percent (1.26 percent at December 31, 2010).

Interest income on advances to affiliate generated by the investment of idle funds under the clearinghouse activities described above is included in interest income—affiliate in the combined and consolidated statements of income and totaled $0.5 million and $1.4 million for the first nine months of 2011 and 2010, respectively. Interest paid to affiliates under the above borrowing arrangements is classified as interest cost—affiliate in the combined and consolidated statements of income and totaled $3.6 million and $4.4 million for the first nine months of 2011 and 2010, respectively.

Receivables/Payable from/to Affiliate

During 2002, in connection with an investment in the partnership by a third-party investor, Indiana Harbor loaned $200.0 million of excess cash to The Claymont Investment Company (“Claymont”), a then wholly owned subsidiary of Sunoco. The loan was evidenced by a note with an interest rate of 7.44 percent per annum. Interest income related to the note, which was paid quarterly, is included in interest income—affiliate in the combined and consolidated statements of income and amounted to $8.0 million and $11.1 million for the first nine months of 2011 and 2010, respectively.

In 2000, in connection with an investment in the partnership by a third-party investor, Jewell loaned $89.0 million of excess cash to Claymont. The loan was evidenced by a note with an interest rate of 8.24 percent per annum. Interest income related to the note, which was paid annually, is included in interest income—affiliate in the combined and consolidated statements of income and amounted to $4.0 million and $5.5 million for the first nine months of 2011 and 2010, respectively.

In connection with the Separation, Sunoco contributed Claymont to SunCoke Energy primarily to transfer certain intercompany receivables from and intercompany payables to SunCoke Energy, including the notes payable to Indiana Harbor and Jewell. Accordingly, these notes receivable are now receivables and payables of SunCoke Energy’s subsidiaries and the balances and related interest income are now eliminated in consolidation.

SunCoke Energy, Inc.

Notes to Combined and Consolidated Financial Statements

(Unaudited)

The Company had a non-interest bearing payable to affiliate totaling $55.8 million at December 31, 2010. This intercompany balance represented the difference between the taxes allocated to the Company by Sunoco under a tax-sharing arrangement and the taxes recognized by the Company on a separate-return basis as reflected in the combined financial statements. In connection with the Separation, the payable to affiliate at the Separation Date was capitalized to net parent investment as discussed in the Net Parent Investment/SunCoke Energy, Inc. Stockholders’ Equity section below.

Sales to Affiliate

The flue gas produced during the Haverhill cokemaking process is being utilized to generate low-pressure steam, which is being sold to the adjacent chemical manufacturing complex owned and operated by Sunoco’s Chemicals business. In the third quarter of 2011, Sunoco entered into an agreement to sell this facility to Goradia Capital LLC (“Goradia”). Under this agreement, Goradia would assume Sunoco’s obligations under the agreement. Such steam sales totaled $7.0 million and $6.8 million for the first nine months of 2011 and 2010, respectively.

Allocated Expenses

Prior to the Separation, amounts were allocated from subsidiaries of Sunoco for employee benefit costs of certain executives of the Company as well as for the cost associated with the participation of such executives in Sunoco’s principal management incentive plans. The employee benefit costs were allocated as a percentage of the executives’ actual pay, while the incentive plan costs represented the actual costs associated to the executives. Indirect corporate overhead attributable to the operations of the Company was also allocated from Sunoco. These overhead expenses incurred by Sunoco include costs of centralized corporate functions such as legal, accounting, tax, treasury, engineering, information technology, insurance and other corporate services. The allocation methods for these costs include estimates of the costs and level of support attributable to SunCoke for legal, accounting, tax, treasury, and engineering, usage and headcount for information technology and prior years’ claims information and historical cost of insured assets for insurance.

Concurrent with the Separation, SunCoke Energy entered into a transition services agreement with Sunoco. Under this agreement, Sunoco provides certain services, the use of facilities and other assistance on a transitional basis to SunCoke Energy for fees which approximate Sunoco’s cost of providing these services (Note 2).

The above allocations and transition services fee are included in cost of products sold and operating expenses and selling, general and administrative expenses in the combined and consolidated statements of income and totaled $5.8 million and $5.2 million for the first nine months of 2011 and 2010, respectively.

Net Parent Investment/SunCoke Energy, Inc. Stockholders’ Equity

Prior to the contribution of the cokemaking and coal mining operations to SunCoke Energy, the net parent investment represented Sunoco’s equity investment in the Company and reflected capital contributions and returns of capital, net income attributable to Sunoco’s ownership and accumulated other comprehensive income (loss), which was all attributable to Sunoco’s ownership.

SunCoke Energy, Inc.

Notes to Combined and Consolidated Financial Statements

(Unaudited)

In connection with the Separation, Sunoco made a capital contribution to SunCoke Energy under the terms of the Separation and Distribution Agreement which eliminated certain assets and obligations of SunCoke Energy previously reflected in its combined balance sheet. The following summarizes the impact on SunCoke Energy’s combined balance sheet:

Increase (decrease) in capital contribution (dollars in thousands):

Interest receivable from affiliate	$4,732
Notes receivable from affiliate	289,000
Advances from affiliate	(487,323)
Payable to affiliate	(61,092)
Deferred income taxes (Note 6)	98,141

Net capital contribution from Sunoco	$156,542

In connection with the contribution of assets for shares of SunCoke Energy common stock, the appropriate components of the total net parent investment were capitalized to stockholders’ equity.

During the third quarter of 2010, certain entities which are part of the Company made noncash distributions comprised of $535.5 million of amounts receivable from Sunoco, Inc. (R&M) as a distribution of prior years’ earnings of such subsidiaries to Sunoco. The receivables, which had been offset against amounts due to Sunoco, Inc. (R&M) in the combined balance sheet, were established by prior cash deposits to Sunoco, Inc. (R&M) resulting primarily from the subsidiaries’ earnings. This transaction was treated as a noncash increase in advances from affiliate and a decrease in net parent investment. Accordingly, it is not reflected in the combined statement of cash flows for the nine months ended September 30, 2010.

Guarantees and Indemnifications

For a discussion of certain guarantees that Sunoco, Inc. is providing to the current and former third-party investors of the Indiana Harbor cokemaking operations and the former third-party investors of the Jewell cokemaking facility on behalf of the Company, see Note 10.

Agreements Entered Into in Connection with the Separation and the IPO

See Note 2 for a discussion of certain agreements SunCoke Energy entered into with Sunoco in connection with the Separation and the IPO.

6. Income Taxes

The Company and certain subsidiaries of Sunoco are included in the consolidated federal and certain consolidated, combined or unitary state income tax returns filed by Sunoco. However, the provisions for income taxes included in the combined and consolidated statements of income have been determined on a theoretical separate-return basis. Prior to the Separation Date, any current federal and state income tax amounts were settled with Sunoco under a previous tax-sharing arrangement. Also under this previous arrangement, net operating losses and tax credit carryforwards generated on a separate-return basis could be used to offset future taxable income determined on a similar basis. Such benefits were reflected in the Company’s deferred tax assets notwithstanding the fact that such losses and credits may actually have been realized on Sunoco’s consolidated income tax returns.

SunCoke Energy, Inc.

Notes to Combined and Consolidated Financial Statements

(Unaudited)

On the Separation Date, SunCoke Energy and Sunoco entered into new a tax sharing agreement that governs the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. In general, under the tax sharing agreement:

•

With respect to any periods ending at or prior to the Distribution, SunCoke Energy is responsible for any U.S. federal income taxes and any U.S. state or local income taxes reportable on a consolidated, combined or unitary return, in each case, as would be applicable to SunCoke Energy as if it filed tax returns on a standalone basis. With respect to any periods beginning after the Distribution, SunCoke Energy will be responsible for any U.S. federal, state or local income taxes of it or any of its subsidiaries.

•

Sunoco is responsible for any income taxes reportable on returns that include only Sunoco and its subsidiaries (excluding SunCoke Energy and its subsidiaries), and SunCoke Energy is responsible for any income taxes filed on returns that include only it and its subsidiaries.

•

Sunoco is responsible for any non-income taxes reportable on returns that include only Sunoco and its subsidiaries (excluding SunCoke Energy and its subsidiaries), and SunCoke Energy is responsible for any non-income taxes filed on returns that include only it and its subsidiaries.

SunCoke Energy is generally not entitled to receive payment from Sunoco in respect of any of SunCoke Energy’s tax attributes or tax benefits or any reduction of taxes of Sunoco. Moreover, Sunoco is generally entitled to refunds of income taxes with respect to periods ending at or prior to the Distribution. If SunCoke Energy realizes any refund, credit or other reduction in otherwise required tax payments in any period beginning after the Distribution as a result of an audit adjustment resulting in taxes for which Sunoco would otherwise be responsible, then, subject to certain exceptions, SunCoke Energy must pay Sunoco the amount of any such taxes for which Sunoco would otherwise be responsible. Further, if any taxes result to Sunoco as a result of a reduction in SunCoke Energy’s tax attributes for a period ending at or prior to the Distribution pursuant to an audit adjustment (relative to the amount of such tax attribute reflected on Sunoco’s tax return as originally filed), then, subject to certain exceptions, SunCoke Energy is generally responsible to pay Sunoco the amount of any such taxes.

SunCoke Energy has also agreed to certain restrictions that are intended to preserve the tax-free status of the contribution and the Distribution. These covenants include restrictions on SunCoke Energy’s issuance or sale of stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements), and sales of assets outside the ordinary course of business and entering into any other corporate transaction which would cause SunCoke Energy to undergo a 50 percent or greater change in its stock ownership.

SunCoke Energy has generally agreed to indemnify Sunoco and its affiliates against any and all tax-related liabilities incurred by them relating to the contribution or the Distribution to the extent caused by an acquisition of SunCoke Energy’s stock or assets, or other of its actions. This indemnification applies even if Sunoco has permitted SunCoke Energy to take an action that would otherwise have been prohibited under the tax-related covenants as described above.

Under the new tax sharing agreement, certain deferred tax benefits attributable to tax loss and credit carry forwards and other deferred tax assets which had been reflected in SunCoke Energy’s balance sheets prior to the Separation Date on a standalone basis will no longer be realizable by SunCoke Energy. Accordingly, deferred tax benefits totaling $98.1 million were eliminated from the deferred income tax balance with a corresponding reduction in the net capital contribution from Sunoco recorded by SunCoke Energy in connection with the contribution of Sunoco’s cokemaking and coal mining operations to SunCoke Energy.

SunCoke Energy, Inc.

Notes to Combined and Consolidated Financial Statements

(Unaudited)

The following table sets forth the deferred income tax benefits which were removed from SunCoke Energy’s deferred income tax balance (dollars in thousands):

Nonconventional fuel credit carryforward	$54,198
Gasification investment tax credit carryforward	40,663
Federal tax credit carryforward	2,694
State tax credit carryforward, net of federal income tax effects	586

$98,141

SunCoke Energy’s tax provisions continue to be determined on a theoretical separate-return basis subsequent to the effectiveness of the new tax sharing agreement. To the extent any tax assets or liabilities computed on this basis differ from amounts actually payable or realizable under the provisions of the new tax sharing agreement, adjustments to the tax assets and liabilities will be reflected as a dividend to or capital contribution from Sunoco when such amounts have been effectively settled under the terms of the tax sharing agreement. SunCoke Energy’s tax provisions continue to be determined on a theoretical separate-return basis subsequent to the effectiveness of the new tax sharing agreement. To the extent any tax assets or liabilities computed on this basis differ from amounts actually payable or realizable under the provisions of the new tax sharing agreement, adjustments to the tax assets and liabilities will be reflected as a dividend to or capital contribution from Sunoco when such amounts have been effectively settled under the terms of the tax sharing agreement. As of September 30, 2011, SunCoke Energy estimates that there are approximately $112.0 million in deferred tax benefits that may not be realized by SunCoke Energy. These benefits will continue to be reflected in SunCoke Energy’s balance sheet until it is determined pursuant to the terms of the tax sharing agreement that such benefits are not subject to allocation to SunCoke Energy and hence will not be realizable in its standalone tax filings.

The reconciliation of the income tax expense at the U.S. statutory rate to the income tax expense is as follows:

	Nine Months Ended September 30
	2011	2010
	(Dollars in thousands)
Income tax expense at U.S. statutory rate of 35 percent	$21,516	$60,374
Increase (reduction) in income taxes resulting from:
Loss (income) attributable to noncontrolling interests(1)	429	(3,663)
Nonconventional fuel credit	(13,689)	(16,685)
State and other income taxes, net of federal income tax effects	1,804	3,341
Percentage depletion	(1,692)	—
Manufacturers’ deduction	2,699	(2,678)
Other	(974)	577

	$10,093	$41,266

(1)	No income tax expense (benefit) is reflected in the combined and consolidated statements of income for partnership income (loss) attributable to noncontrolling interests.

SunCoke Energy, Inc.

Notes to Combined and Consolidated Financial Statements

(Unaudited)

7. Inventories

The Company’s inventory consists of metallurgical coal, which is the principal raw material for the Company’s cokemaking operations, and coke, which is the finished good sold by the Company to its customers, and materials, supplies and other.

These components of inventories were as follows:

	September 30, 2011	December 31, 2010
	(Dollars in thousands)
Coal	$148,322	$68,659
Coke	9,184	13,152
Materials, supplies and other	28,701	24,799
Consigned coke inventory	36,229	—

	$222,436	$106,610

The increase in coal inventory at September 30, 2011 was due in part to a $12.5 million increase related to the start-up of Middletown operations and a $62.7 million increase in the Other Domestic Coke segment. Approximately $50 million of the increase in Other Domestic Coke inventory was due to higher coal inventory volumes with the remainder of the increase due to coal price increases. The increase in coal inventory volumes is a result of make-up purchases made in the third quarter of 2011 in response to force majeure events from multiple coal suppliers experienced in the first and second quarters of 2011.

During the first quarter of 2011, the Company estimated that Indiana Harbor would fall short of its 2011 annual minimum coke production requirements by approximately 122,000 tons. To meet this anticipated volume shortfall, the Company entered into agreements to procure the coke from third parties. However, the coke prices in the purchase agreements exceeded the sales price in the Company’s contract with ArcelorMittal. This resulted in an estimated loss on firm purchase commitments of $18.5 million ($12.2 million attributable to net parent investment and $6.3 million attributable to noncontrolling interests), which was recorded during the first quarter of 2011. The Company procured approximately 133,000 tons of coke under the third party agreements. In the second quarter of 2011, the Company sold 38,000 tons to ArcelorMittal.

Operational improvements at Indiana Harbor resulting from recent maintenance and repairs at this facility have increased production since the first quarter and the Company now anticipates coke production at Indiana Harbor will be sufficient to meet its contractual requirements with ArcelorMittal. In the second quarter, the Company recorded a lower of cost or market adjustment of $1.2 million ($0.8 million attributable to net parent investment and $0.4 million attributable to noncontrolling interests) on the purchased coke. In the third quarter of 2011, the Company entered into an agreement to sell approximately 95,000 tons of such coke to a customer on a consignment basis that will expire on the earlier of July 31, 2012 or full consumption of, and payment for, the coke. If, after July 31, 2012, the customer has not consumed all of the consigned coke, the Company will remove any of the remaining coke from the customer’s facility and will be entitled to collect a commitment removal fee.

SunCoke Energy, Inc.

Notes to Combined and Consolidated Financial Statements

(Unaudited)

8. Retirement Benefits Plans

Defined Benefit Pension Plan and Postretirement Health Care and Life Insurance Plans

The Company has a noncontributory defined benefit pension plan (“defined benefit plan”), which provides retirement benefits for certain of its employees. The Company also has plans which provide health care and life insurance benefits for all of its retirees (“postretirement benefit plans”). The postretirement benefit plans are unfunded and the costs are borne by the Company.

Effective January 1, 2011, pension benefits under the Company’s defined benefit plan were frozen for all participants in this plan. The Company also amended its postretirement benefit plans during the first quarter of 2010. Postretirement medical benefits for its future retirees were phased out or eliminated, effective January 1, 2011, for non-mining employees with less than ten years of service and employer costs for all those still eligible for such benefits were capped. As a result of these changes to its postretirement benefit plans, the Company’s postretirement benefit liability declined $36.7 million during 2010. Most of the benefit of this liability reduction is being amortized into income through 2016. The Company’s pension plan assets are currently invested in a trust with the assets of other pension plans of Sunoco and shall be separated from the Sunoco trust no later than the distribution date, as defined by the Separation and Distribution Agreement described in Note 2. Upon separation of the SunCoke Energy plan assets from the Sunoco trust, such assets shall be transferred to a newly formed trust or funding arrangements established for such plan in accordance with the directions of the applicable plan sponsor or fiduciary.

Defined benefit plan (benefit) expense consisted of the following components:

	Nine Months Ended September 30
	2011	2010
	(Dollars in thousands)
Service cost	$—	$375
Interest cost on benefit obligations	1,122	1,197
Expected return on plan assets	(1,815)	(1,653)
Amortization of actuarial losses	426	492

	$(267)	$411

Postretirement benefit plans (benefit) expense consisted of the following components:

	Nine Months Ended September 30
	2011	2010
	(Dollars in thousands)
Service cost	$255	$615
Interest cost on benefit obligations	1,551	2,443
Amortization of:
Actuarial losses	1,020	1,465
Prior service benefit	(4,212)	(3,262)
Curtailment gain	—	(724)

	$(1,386)	$537

SunCoke Energy, Inc.

Notes to Combined and Consolidated Financial Statements

(Unaudited)

9. Debt

Credit Facilities

On July 26, 2011, SunCoke Energy entered into a Credit Agreement which provides for a seven-year term loan in a principal amount of $300 million (the “Term Loan”), repayable in equal quarterly installments at a rate of 1.00% of the original principal amount per year, with the balance payable on the final maturity date. SunCoke Energy has $299.3 million outstanding under the Term Loan as of September 30, 2011. The proceeds from the Term Loan were used to repay certain intercompany indebtedness to Sunoco, to pay related fees and expenses and for general corporate purposes.

The Credit Agreement also provides for a five-year $150 million revolving facility (the “Revolving Facility”). The proceeds of any loans made under the Revolving Facility can be used to finance capital expenditures, acquisitions, working capital needs and for other general corporate purposes. Additionally, the Credit Agreement provides for up to $75.0 million in uncommitted incremental facilities (the “Incremental Facilities”) that are available subject to the satisfaction of certain conditions. SunCoke Energy does not have any outstanding borrowings under the Revolving Facility as of September 30, 2011.

Borrowings under the Credit Agreement bear interest, at SunCoke Energy’s option, at either (i) base rate plus an applicable margin or (ii) the greater of 1.00% or LIBOR plus an applicable margin. The applicable margin on the Term Loan is (i) in the case of base rate loans, 2.00% per annum and (ii) in the case of LIBOR loans, 3.00% per annum. The applicable margin on loans made under the Revolving Facility is determined by reference to a consolidated leverage ratio based pricing grid. The weighted-average interest rate for borrowings outstanding under the Credit Agreement during the third quarter of 2011 was 4.29 percent.

The Credit Agreement contains certain covenants, restrictions and events of default including, but not limited to, maintaining a maximum consolidated leverage ratio and a minimum consolidated interest coverage ratio and limitations on the ability of the Company and certain of the Company’s subsidiaries to (i) incur indebtedness, (ii) pay dividends or make other distributions, (iii) prepay, redeem or repurchase certain debt, (iv) make loans and investments, (v) sell assets, (vi) incur liens, (vii) enter into transactions with affiliates and (viii) consolidate or merge. In addition, under certain circumstances, the Term Loan is subject to mandatory principal prepayments.

The obligations under the Credit Agreement are guaranteed by certain of the Company’s subsidiaries and secured by liens on substantially all of the Company’s and the guarantors’ assets pursuant to a Guarantee and Collateral Agreement, dated as of July 26, 2011, among the Company, the subsidiaries of the Company party thereto and JPMorgan Chase Bank, N.A, as administrative agent.

Senior Notes

On July 26, 2011, SunCoke Energy issued $400 million aggregate principal of senior notes (the “Notes”) in a private placement. The Notes bear interest at a rate of 7.625% per annum and will mature in 2019 with all principal paid at maturity. Interest on the Notes is payable semi-annually in cash in arrears on August 1 and February 1 of each year, commencing on February 1, 2012. The proceeds from the Notes were used to repay certain intercompany indebtedness to Sunoco, to pay related fees and expenses and for general corporate purposes.

The Notes offered in the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act.

SunCoke Energy, Inc.

Notes to Combined and Consolidated Financial Statements

(Unaudited)

The Notes are the Company’s senior unsecured obligations, and are guaranteed on a senior unsecured basis by each of the Company’s existing and future subsidiaries that guarantees the Company’s credit facilities (collectively, the “Notes Guarantors”). The Company may redeem some or all of the Notes prior to August 1, 2014 by paying a “make-whole” premium. The Company also may redeem some or all of the Notes on or after August 1, 2014 at specified redemption prices. In addition, prior to August 1, 2014, the Company may redeem up to 35% of the Notes using the proceeds of certain equity offerings.

The Company is obligated to offer to purchase the Notes at a price of (a) 101% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase, upon the occurrence of certain change of control events and (b) 100% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase, with the proceeds from certain asset dispositions. These restrictions and prohibitions are subject to certain qualifications and exceptions set forth in the Indenture, including without limitation, reinvestment rights with respect to the proceeds of asset dispositions.

The Indenture contains covenants that, among other things, limit the Company’s ability and the ability of certain of the Company’s subsidiaries to (i) incur indebtedness, (ii) pay dividends or make other distributions, (iii) prepay, redeem or repurchase certain debt, (iv) make loans and investments, (v) sell assets, (vi) incur liens, (vii) enter into transactions with affiliates and (viii) consolidate or merge. These covenants are subject to a number of exceptions and qualifications set forth in the Indenture.

The Company recorded the Notes and the Term Loan on the consolidated balance sheet of $698.5 million, which is net of a debt discount of $1.5 million. In addition, the Company recorded $18.9 million of deferred financing fees related to the issuance of the Notes and Credit Facilities.

Interest Rate Swaps

Effective on August 15, 2011, the Company entered into interest rate swap agreements with an aggregate notional amount of $125.0 million. See Note 15 for further information on the interest rate swaps.

10. Commitments and Contingent Liabilities

The Company is subject to indemnity agreements with current and former third-party investors of Indiana Harbor and Jewell related to certain tax benefits that they earned as limited partners. Based on the partnership's statute of limitations, as well as published filings of the limited partners, the Company believes that tax audits for years 2006 and 2007, relating to tax credits of approximately $53 million, may be still open for the limited partners and subject to examination. As of September 30, 2011, the Company has not been notified by the limited partners that any items subject to the indemnification are under examination and further believes that the potential for any claims under the indemnity agreements is remote. Sunoco, Inc. also guarantees SunCoke Energy’s performance under the indemnification to the current third party investor of Indiana Harbor and the former investor at Jewell. On September 30, 2011, concurrent with SunCoke Energy’s purchase of the 19 percent ownership interest from one of the Indiana Harbor limited partners, Sunoco, Inc. was released of its guarantee to the former Indiana Harbor partner of SunCoke Energy’s performance under this indemnification. SunCoke Energy has assumed this guarantee.

On March 24, 2011, the Company received a demand notice from the United States Environmental Protection Agency (“EPA”) assessing a civil penalty for alleged Clean Air Act violations at the Haverhill, Ohio and Granite City, Illinois plants. At this stage, negotiations are ongoing and the Company is unable to estimate a range of reasonably possible loss. The Company does not believe any probable loss would be material to its cash flows, financial position or results of operations.

SunCoke Energy, Inc.

Notes to Combined and Consolidated Financial Statements

(Unaudited)

The Company is a party to certain other pending and threatened claims. Although the ultimate outcome of these claims cannot be ascertained at this time, it is reasonably possible that some portion of these claims could be resolved unfavorably to the Company. Management of the Company believes that any liability which may arise from claims would not be material in relation to the combined and consolidated financial position, results of operations or cash flow of the Company at September 30, 2011.

11. Restructuring

In 2010, in connection with the Separation, the Company announced the relocation of its corporate headquarters from Knoxville, Tennessee to Lisle, Illinois, which was completed during the second quarter of 2011 and resulted in a termination of employees eligible for severance benefits upon such termination. The Company incurred pre-tax restructuring expenditures of $7.3 million in the first nine months of 2011. These charges consist of employee-related costs, primarily related to relocation, and lease terminations and asset write-offs.

The following table presents aggregate restructuring charges related to the relocation:

	Employee- Related Costs	Asset Write-offs	Lease Terminations	Total
	(Dollars in thousands)
Year ended December 31, 2010	$155	$279	$—	$434
Nine months ended September 30, 2011	4,765	605	1,948	7,318

Charges recorded through September 30, 2011	$4,920	$884	$1,948	$7,752

The total amount of restructuring charges, including those recorded as set forth in the table above, are expected to be approximately $8 million for employee-related costs primarily related to relocation and approximately $2 million of lease terminations. Employee-related costs and lease terminations are included in selling, general and administrative expenses. Asset write-offs are included in depreciation expense.

The following table presents accrued restructuring and related activity as of and for the nine months ended September 30, 2011 related to the relocation:

	Employee- Related Costs	Lease Terminations	Total
	(Dollars in thousands)
Balance at December 31, 2010	$155	$—	$155
Charges	4,765	1,948	6,713
Cash payments	4,890	92	4,982

Balance at September 30, 2011	$30	$1,856	$1,886

SunCoke Energy, Inc.

Notes to Combined and Consolidated Financial Statements

(Unaudited)

12. Comprehensive Income

The following table sets forth the components comprehensive income:

	Nine Months Ended September 30
	2011	2010
	(Dollars in thousands)
Net income	$51,380	$131,229
Other comprehensive income (loss):
Retirement benefit plans funded status adjustment	(1,712)	19,457
Currency translation adjustment	(1,274)	283
Less: Comprehensive income/(loss) attributable to noncontrolling interest	(1,226)	10,466

Comprehensive income attributable to SunCoke Energy, Inc. / net parent investment.	$49,620	$140,503

Impact of Purchase of Noncontrolling Interests on Equity Attributable to SunCoke Energy

The purchase of an additional 19% ownership interest in the partnership that owns the Indiana Harbor cokemaking facility during the third quarter of 2011 decreased equity attributable to SunCoke Energy by $7.2 million, net of $4.7 million in deferred taxes, for the first nine months of 2011 (Note 2).

13. Share-Based Compensation

Effective July 13, 2011, SunCoke Energy’s Board of Directors approved the SunCoke Energy, Inc. Long-Term Performance Enhancement Plan (“SunCoke LTPEP”). The SunCoke LTPEP provides for the grant of equity-based rewards including stock options and share units, or restricted stock, to the Company’s directors, officers, and other employees, advisors, and consultants who are selected by the plan committee for participation in the SunCoke LTPEP. The plan authorizes the issuance of up to 6,000,000 shares of SunCoke Energy common stock pursuant to new awards under the SunCoke LTPEP.

The Company measures the cost of employee services in exchange for an award of equity instruments based on the grant-date fair value of the award. The total cost is reduced for estimated forfeitures over the awards’ vesting period and the cost is recognized over the requisite service period. Forfeiture estimates are reviewed on an annual basis.

Stock Options

During the three months ended September 30, 2011, the Company granted stock options to certain employees to acquire 1,533,944 shares of common stock. The stock options have a ten-year term and a $17.25 per share weighted average exercise price, which was equal to the average of the high and low prices of SunCoke Energy common stock on the dates of grant. Approximately 1,349,240 stock options will vest in three equal annual installments on the first, second and third anniversaries of the dates of grant (in each case subject to continued employment through the applicable vesting date). Additionally, the Company issued 184,704 options that will vest in three equal annual installments beginning September 1, 2013. All awards vest immediately upon a change in control as defined by the SunCoke LTPEP.

SunCoke Energy, Inc.

Notes to Combined and Consolidated Financial Statements

(Unaudited)

The Company calculates the value of each employee stock option, estimated on the date of grant, using the Black-Scholes option pricing model. The weighted-average fair value of employee stock options granted during the nine months ended September 30, 2011 was $6.93 using the following weighted-average assumptions:

Nine Months Ended September 30
2011
Risk Free Interest Rate	1.54%
Expected Term	5 years
Volatility	44%
Dividend Yield	—%
Weighted-Average Exercise Price	$17.25

The Company uses the average implied volatility of a peer group (comprised of related industries, including steel, steel suppliers, industrial gas and coal) coupled with the implied volatility of the S&P 500. Since the Company does not have a stand-alone trading history or a direct peer group it believes this approach provides a reasonable implied volatility.

The risk-free interest rate assumption is based on the U.S. Treasury yield curve at the date of grant for periods which approximates the expected life of the option. The dividend yield assumption is based on the Company’s future expectation of dividend payouts. The expected life of employee options represents the average contractual term adjusted by the average vesting period of each option tranche. The Company estimated a zero forfeiture rate to the option fair values calculated by the Black-Scholes option pricing model. This estimated forfeiture rate may be revised in subsequent periods if the actual forfeiture rate differs.

As of September 30, 2011, the Company had 1,454,651 stock options outstanding; 79,293 options were cancelled during the period. The Company recognized $0.6 million in compensation expense during the three months ended September 30, 2011 related to stock options. As of September 30, 2011, there was $9.5 million of total unrecognized compensation cost related to nonvested stock options. This compensation cost is expected to be recognized over the next 3.0 years.

Restricted Stock Units

During the three months ended September 30, 2011, the Company issued a total of 286,422 restricted stock units (RSU) to certain employees for shares of the Company’s common stock. Approximately 144,069 RSUs will vest as follows: (1) 50% of each RSU award generally will vest in three equal annual installments, on the first, second and third anniversaries of the date of grant and (2) the remaining 50% of each RSU award will vest on the fourth anniversary of the date of grant (in each case subject to continued employment through the applicable vesting date). The Company issued 112,941 RSUs that will vest in three equal annual installments beginning on September 1, 2013. The Company also issued 29,412 RSUs that vest in 12 months. All awards vest immediately upon a change in control as defined by the SunCoke LTPEP.

As of September 30, 2011, the Company had 272,800 RSUs outstanding; 13,542 RSUs were cancelled during the period. The Company recognized $0.3 million in compensation expense during the three months ended September 30, 2011 related to RSUs. As of September 30, 2011, there was $4.4 million of total unrecognized compensation cost related to nonvested RSUs. This compensation cost is expected to be recognized over the next 3.1 years.

SunCoke Energy, Inc.

Notes to Combined and Consolidated Financial Statements

(Unaudited)

14. Earnings Per Share Data

The weighted average number of common shares outstanding for all periods presented includes 70.0 million shares of common stock owned by Sunoco on the Separation Date as a result of its contribution of the assets of its cokemaking and coal mining operations to SunCoke Energy and related capitalization. For the nine-month period ended September 30, 2011, diluted earnings per share is calculated to give effect to share-based compensation awards granted in connection with the IPO, using the treasury stock method. There is no difference between basic and diluted earnings per share for the 2011 or 2010 periods presented, since there were no dilutive securities outstanding during these periods.

The following table sets forth the reconciliation of the weighted-average number of common shares used to compute basic earnings per share (“EPS”) to those used to compute diluted EPS:

	Nine Months Ended September 30
	2011	2010
	(Shares in thousands)
Weighted-average number of common shares outstanding-basic	70,000	70,000
Add effect of dilutive share-based compensation awards	—	—

Weighted-average number of shares-diluted	70,000	70,000

15. Fair Value Measurements

The Company measures certain financial and non-financial assets and liabilities at fair value on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. Fair value disclosures are reflected in a three-level hierarchy, maximizing the use of observable inputs and minimizing the use of unobservable inputs.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date. The three levels are defined as follows:

•	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for an identical asset or liability in an active market.

•

Level 2 – inputs to the valuation methodology include quoted prices for a similar asset or liability in an active market or model-derived valuations in which all significant inputs are observable for substantially the full term of the asset or liability.

•	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement of the asset or liability.

•	Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

Certain assets and liabilities are measured at fair value on a recurring basis. The Company’s cash equivalents, which amounted to $102.4 million and $37.8 million at September 30, 2011 and December 31, 2010, respectively, were measured at fair value based on quoted prices in active markets for identical assets. These inputs are classified as Level 1 within the valuation hierarchy.

SunCoke Energy, Inc.

Notes to Combined and Consolidated Financial Statements

(Unaudited)

The Company utilizes interest rate swaps to manage the risk associated with changing interest rates and accounts for them under ASC 815—Derivatives and Hedging, which requires all derivatives to be marked to market (fair value). The Company does not purchase or hold any derivatives for trading purposes. Effective August 15, 2011, the Company entered into interest rate swap agreements with an aggregate notional amount of $125.0 million. These agreements expire in three years. Under the interest rate swap agreements, the Company will pay a weighted average fixed rate of 1.314 percent in exchange for receiving floating rate payments based on the greater of 1.0 percent or three-month LIBOR. The Company did not elect hedge accounting treatment for these interest rate swaps and, therefore, the changes in the fair value of the interest rate swap agreements are recorded in the results of operations. The counterparties of the interest rate swap agreements are large financial institutions which the Company believes are of high quality creditworthiness. While the Company may be exposed to potential losses due to the credit risk of nonperformance by these counterparties, such losses are not anticipated.

The fair value of the swap agreement at September 30, 2011 was a liability of approximately $0.3 million. The mark to market impact of the swap arrangement on interest expense was an increase of approximately $0.3 million in the nine months ended September 30, 2011. In estimating the fair market value of interest rate swaps, the Company utilized a present value technique which discounts future cash flows against the underlying floating rate benchmark. Derivative valuations incorporate credit risk adjustments that are necessary to reflect the probability of default by the counterparty. These inputs are not observable in the market and are classified as Level 3 within the valuation hierarchy.

•	Non-Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

Contingent consideration related to the HKCC acquisition (Note 3) is measured at fair value and amounted to $8.6 million at September 30, 2011. The estimated fair value is based on significant inputs that are not observable in the market, or Level 3 within the valuation hierarchy. Key assumptions at September 30, 2011 include (a) a risk-adjusted discount rate range of 2.285 percent to 9.286 percent, which reflects the credit spread adjustment for each period, and (b) probability adjusted production levels of HKCC operations between 300,000 and 475,000 tons per year. The fair value adjustments to contingent consideration decreased cost of products sold by $2.2 million in the nine months ended September 30, 2011.

•	Non-Financial Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis, but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). At September 30, 2011, no material fair value adjustments or fair value measurements were required for these non-financial assets or liabilities.

•	Certain Financial Assets and Liabilities not Measured at Fair Value

At September 30, 2011, the estimated fair value of the Company’s long-term debt was estimated to be $679.3 million, compared to a carrying amount of $697.8 million. The fair value was estimated by management based upon estimates of debt pricing provided by financial institutions and are considered Level 3 inputs.

At December 31, 2010, the estimated fair value of the Company’s receivables from affiliate was $338.4 million, compared to a carrying amount of $289.0 million on that date. The fair value of these receivables from affiliate was estimated based upon the market interest rates applicable to Sunoco at December 31, 2010 for similar terms.

SunCoke Energy, Inc.

Notes to Combined and Consolidated Financial Statements

(Unaudited)

16. Business Segment Information

The Company is an independent owner and operator of four metallurgical cokemaking facilities in the eastern and midwestern regions of the United States and operator of a cokemaking facility for a project company in Brazil in which it has a preferred stock investment. In addition to its cokemaking operations, the Company has metallurgical coal mining operations in the eastern United States. The Company’s cokemaking operations are reported as three segments: Jewell Coke, Other Domestic Coke and International Coke. The Jewell Coke segment consists of the operations of the Company’s cokemaking facilities in Vansant, VA. The Indiana Harbor cokemaking facility located in East Chicago, IN, the Haverhill cokemaking facility, located in Franklin Furnace, OH, and the Granite City cokemaking facility, located in Granite City, IL have been aggregated into the Other Domestic Coke segment. Each of these facilities produces metallurgical coke and recovers waste heat which is converted to steam or electricity through a similar production process. The coke production for these facilities is sold directly to integrated steel producers under contracts which provide for the pass-through of coal costs subject to contractual coal-to-coke yields plus an operating cost component and fixed fee component received for each ton of coke sold. Accordingly, the Company’s management believes that the facilities in the Other Domestic Coke segment have similar long-term economic characteristics. The International Coke segment operates a cokemaking facility located in Vitória, Brazil for a project company. The International Coke segment also earns income from a dividend on its preferred stock investment assuming that certain minimum production levels are achieved at the plant.

The Company’s Coal Mining segment conducts coal mining operations near the Company’s Jewell cokemaking facility, centered in Vansant, VA with mines located in Virginia and West Virginia. Currently, a substantial portion of the coal production is sold to the Jewell Coke segment for conversion into metallurgical coke. Some coal is also sold to the Other Domestic Coke facilities and third-parties. Intersegment coal revenues for sales to the Jewell Coke and Other Domestic Coke segments are based on the prices that the coke customers of the Other Domestic Coke segment have agreed to pay for the internally produced coal, which approximate the market prices for this quality of metallurgical coal. In January 2011, the Company acquired the HKCC Companies, which include two active underground mines and one active surface and highwall mine that are contiguous to the Company’s existing mines (Note 3), and the results of operations from the date of acquisition forward are included in the Coal Mining segment.

Overhead expenses that can be identified with a segment have been included as deductions in determining segment income. The remainder is included in Corporate and Other. Net financing (expense) income, which consists principally of interest income, interest expense and interest capitalized, is also excluded from segment results. Identifiable assets are those assets that are utilized within a specific segment.

The Company recently completed a fifth U.S. cokemaking facility in Middletown, Ohio that it also owns and operates. The Middletown cokemaking facility commenced operations in October 2011. This facility produces metallurgical coke and recovers waste heat which is converted to steam or electricity through a similar production process. The coke production for this facility is sold directly to an integrated steel producer under a contract which provides for the pass-through of coal costs subject to contractual coal-to-coke yields plus an operating cost component and fixed fee component received for each ton of coke sold. The Company’s management believes that the Middletown facility has similar long-term economic characteristics as the other facilities in the Other Domestic Coke segment and beginning in the fourth quarter of 2011 will be included in those segment results. Prior to the commencement of operations, all costs associated with Middletown were included in Corporate and Other.

SunCoke Energy, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

	Nine Months Ended September 30, 2011
	(Dollars in thousands)
	Jewell Coke	Other Domestic Coke	International Coke	Coal Mining	Corporate and Other		Combined
Sales and other operating revenue	$197,176	$857,250	$29,085	$30,213	$—		$1,113,724

Intersegment sales	$—	$—	$—	$129,456	$—		$—

Operating income (loss)	$42,587	$29,072	$3,394	$13,018	$(32,286)		$55,785
Less: operating loss attributable to noncontrolling interests	—	4,164	—	—	—		4,164

Operating income (loss) attributable to SunCoke Energy, Inc. / net parent investment	$42,587	$33,236	$3,394	$13,018	$(32,286)		59,949

Net financing income attributable to SunCoke Energy, Inc. / net parent investment							2,750	(1)

Pretax income attributable to SunCoke Energy, Inc. / net parent investment							62,699
Income tax expense							10,093

Net income attributable to SunCoke Energy, Inc. / net parent investment							$52,606

Depreciation, depletion and amortization	$3,645	$28,094	$166	$9,219	$1,253		$42,377

Capital expenditures	$303	$8,479	$175	$22,008	$153,252	(2)	184,217

Identifiable assets	$77,735	$990,583	$52,662	$178,284	$579,930	(3)	$1,879,194

(1)	After deducting $2.9 million of income attributable to noncontrolling interests.
(2)	Includes $145.4 million attributable to the Middletown facility.
(3)	Includes Middletown facility construction-in-progress totaling $387.6 million.

SunCoke Energy, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

	Nine Months Ended September 30, 2010
	(Dollars in thousands)
	Jewell Coke	Other Domestic Coke	International Coke	Coal Mining	Corporate and Other		Combined
Sales and other operating revenue	$242,988	$736,657	$29,113	$439	$—		$1,009,197

Intersegment sales	$1,941	$—	$—	$98,962	$—		$—

Operating income (loss)	$128,552	$40,715	$1,095	$(1,493)	$(10,371)		$158,498
Less: operating income attributable to noncontrolling interests	—	(7,406)	—	—	—		(7,406)

Operating income (loss) attributable to net parent investment	$128,552	$33,309	$1,095	$(1,493)	$(10,371)		151,092

Net financing income attributable to net parent investment							10,937	(1)

Pretax income attributable to net parent investment							162,029
Income tax expense							41,266

Net income attributable to net parent investment							$120,763

Depreciation, depletion and amortization	$3,296	$26,349	$77	$5,677	$433		$35,832

Capital expenditures	$741	$16,632	$688	$10,784	$106,988	(2)	$135,833

Identifiable assets	$82,079	$931,318	$50,726	$71,444	$492,366	(3)	$1,627,933

(1)	After deducting $3.1 million of income attributable to noncontrolling interests.
(2)	Includes $106.1 million attributable to the Middletown facility.
(3)	Includes receivables from affiliate totaling $294.5 million and Middletown facility construction-in-progress totaling $178.6 million.

SunCoke Energy, Inc.

Notes to Combined and Consolidated Financial Statements

(Unaudited)

17. Supplemental Condensed Consolidating Financial Information

Certain wholly owned subsidiaries of the Company serve as guarantors of the obligations under the $300 million Term Loan and $400 million Notes (“Guarantor Subsidiaries”). These guarantees are full and unconditional and joint and several. For purposes of the following footnote, SunCoke Energy, Inc. is referred to as “Issuer.” The indenture dated July 26, 2011 among the Company, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., governs subsidiaries designated as “Guarantor Subsidiaries.” All other consolidated subsidiaries of the Company are collectively referred to as “Non-Guarantor Subsidiaries.” Prior to the Separation Date, the Company was a wholly owned subsidiary of Sunoco. Therefore, there is no parent entity for purposes of this footnote for periods prior to the Separation Date.

The following supplemental condensed combining and consolidating financial information reflects the Issuer’s separate accounts, the combined accounts of the Guarantor Subsidiaries, the combined accounts of the Non-Guarantor Subsidiaries, the combining and consolidating adjustments and eliminations and the Issuer’s combined and consolidated accounts for the dates and periods indicated. For purposes of the following condensed combining and consolidating information, the Issuer’s investments in its subsidiaries and the Guarantor and Non-Guarantor Subsidiaries’ investments in its subsidiaries are accounted for under the equity method of accounting.

Condensed Combining and Consolidating Statement of Income

Nine Months Ended September 30, 2011

(in thousands, unaudited)

	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Combining and Consolidating Adjustments	Total
Revenues
Sales and other operating revenue	$—	$741,821	$371,903	$—	$1,113,724
Equity in earnings of subsidiaries	18,454	(2,191)	—	(16,263)	—
Other income, net	—	1,256	(205)		1,051

Total revenues	18,454	740,886	371,698	(16,263)	1,114,775

Costs and operating expenses
Cost of products sold and operating expenses	—	578,003	355,263		933,266
Loss on firm purchase commitment	—	—	18,544		18,544
Selling, general and administrative expenses	1,079	57,911	5,813		64,803
Depreciation, depletion and amortization	—	36,917	5,460		42,377

Total costs and operating expenses	1,079	672,831	385,080	—	1,058,990

Operating income (loss)	17,375	68,055	(13,382)	(16,263)	55,785

Interest income—affiliate	—	5,804	8,168	(1,487)	12,485
Interest income	—	1,533	(1,249)		284
Interest cost—affiliate	—	(3,536)	(1,516)	1,487	(3,565)
Interest cost	(8,844)	(16)	—		(8,860)
Capitalized interest	—	5,344	—		5,344

Total financing income (loss)	(8,844)	9,129	5,403	—	5,688

Income (loss) before income tax expense	8,531	77,184	(7,979)	(16,263)	61,473
Income tax expense (benefit)	(3,472)	13,282	283	—	10,093

Net income (loss)	12,003	63,902	(8,262)	(16,263)	51,380
Less: Net loss attributable to noncontrolling interests	—	—	(1,226)		(1,226)

Net income (loss) attributable to SunCoke Energy, Inc.	$12,003	$63,902	$(7,036)	$(16,263)	$52,606

Condensed Combining and Consolidating Statement of Income

Nine Months Ended September 30, 2010

(in thousands, unaudited)

	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Combining and Consolidating Adjustments	Total
Revenues
Sales and other operating revenue	$670,960	$339,253	$(1,016)	$1,009,197
Equity in earnings of subsidiaries	20,310	—	(20,310)	—
Other income, net	953	(773)		180

Total revenues	692,223	338,480	(21,326)	1,009,377

Costs and operating expenses
Cost of products sold and operating expenses	468,123	306,403	(1,016)	773,510
Selling, general and administrative expenses	33,190	8,347		41,537
Depreciation, depletion and amortization	30,515	5,317		35,832

Total costs and operating expenses	531,828	320,067	(1,016)	850,879

Operating income	160,395	18,413	(20,310)	158,498

Interest income—affiliate	6,744	11,221		17,965
Interest income	—	33		33
Interest cost—affiliate	(4,397)	(25)		(4,422)
Capitalized interest	421	—		421

Total financing income	2,768	11,229	—	13,997

Income before income tax expense	163,163	29,642	(20,310)	172,495
Income tax expense (benefit)	41,959	(693)	—	41,266

Net income	121,204	30,335	(20,310)	131,229
Less: Net income attributable to noncontrolling interests	—	10,466		10,466

Net income attributable to net parent investment	$121,204	$19,869	$(20,310)	$120,763

Condensed Combining and Consolidating Balance Sheet

September 30, 2011

(in thousands, unaudited)

	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Combining and Consolidating Adjustments		Total
Assets
Cash and cash equivalents	$1	$98,703	$12,146	$		$110,850
Accounts receivable	—	46,679	5,354			52,033
Inventories	—	140,997	81,439			222,436
Receivable from affiliate	—	672	—			672
Deferred income taxes	—	552	—			552
Advances to affiliate	108,118	—	—		(108,118)	—
Interest receivable from affiliate	—	3,998	—		(3,998)

Total current assets	108,119	291,601	98,939		(112,116)	386,543

Notes receivable from affiliate	—	89,000	—		(89,000)	—
Investment in Brazilian cokemaking operations	—	—	40,976			40,976
Properties, plants and equipment, net	—	1,242,444	111,055			1,353,499
Lease and mineral rights, net	—	53,392	—			53,392
Goodwill	—	9,388	—			9,388
Deferred charges and other assets	18,497	13,509	3,390			35,396
Investment in subsidiaries	1,149,881	13,269	—		(1,163,150)	—

Total assets	$1,276,497	$1,712,603	$254,360		$(1,364,266)	$1,879,194

Liabilities and Equity
Advances from affiliate	$—	$108,118	$—		$(108,118)	$—
Accounts payable	—	132,454	52,730			185,184
Current portion of long-term debt	3,000	—	—			3,000
Accrued liabilities	6,761	40,443	4,792			51,996
Interest payable from affiliate	—	—	3,998		(3,998)	—
Taxes payable	—	7,696	3,897			11,593

Total current liabilities	9,761	288,711	65,417		(112,116)	251,773

Long-term debt	694,784	—	—			694,784
Payable to affiliate	—	—	89,000		(89,000)	—
Accrual for black lung benefits	—	27,538	—			27,538
Retirement benefit liabilities	—	45,281	—			45,281
Deferred income taxes	(3,473)	227,532	(219)			223,840
Asset retirement obligations	—	10,188	2,048			12,236
Other deferred credits and liabilities	5,993	12,140	1,114			19,247
Commitments and contingent liabilities

Total liabilities	707,065	611,390	157,360		(201,116)	1,274,699

Equity
Preferred stock, $0.01 par value. Authorized 50,000 shares; no issued and outstanding shares at September 30, 2011						—
Common stock, $0.01 par value. Authorized 300,000 shares; issued and outstanding 70,006 shares at September 30, 2011	700	—	—			700
Additional paid-in capital	556,729	1,100,673	62,040		(1,163,150)	556,292
Accumulated other comprehensive income		540	(103)			437
Retained earnings	12,003	—	—			12,003

Total SunCoke Energy, Inc. stockholders’ equity	569,432	1,101,213	61,937		(1,163,150)	569,432
Noncontrolling interests	—	—	35,063			35,063

Total equity	569,432	1,101,213	97,000		(1,163,150)	604,495

Total liabilities and equity	$1,276,497	$1,712,603	$254,360		$(1,364,266)	$1,879,194

Condensed Combining and Consolidating Balance Sheet

December 31, 2010

(in thousands)

	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Combining and Consolidating Adjustments		Total
Assets
Cash and cash equivalents	$10	$40,082	$		$40,092
Accounts receivable	32,015	12,591			44,606
Inventories	69,734	36,876			106,610
Deferred income taxes	1,140	—			1,140

Total current assets	102,899	89,549			192,448

Notes receivable from affiliate	89,000	200,000			289,000
Investment in Brazilian cokemaking operations	—	40,976			40,976
Properties, plants and equipment, net	1,057,256	116,262			1,173,518
Lease and mineral rights, net	6,690	—			6,690
Goodwill	3,400	—			3,400
Deferred charges and other assets	9,393	3,041			12,434
Investment in subsidiaries	232,503	—		(232,503)	—

Total assets	$1,501,141	$449,828		$(232,503)	$1,718,466

Liabilities and Equity
Advances from affiliate	$777,763	$112,483		$(1,734)	$888,512
Accounts payable	84,404	21,946			106,350
Accrued liabilities	38,477	14,681			53,158
Taxes payable	3,053	4,651			7,704

Total current liabilities	903,697	153,761		(1,734)	1,055,724

Payable to affiliate	53,942	1,871			55,813
Accrual for black lung benefits	26,605	—			26,605
Retirement benefit liabilities	42,854	—			42,854
Deferred income taxes	86,149	(219)			85,930
Asset retirement obligations	9,069	1,945			11,014
Other deferred credits and liabilities	11,185	—			11,185
Commitments and contingent liabilities	—	—			—

Total liabilities	1,133,501	157,358		(1,734)	1,289,125

Equity
Net parent investment	366,754	233,556		(230,769)	369,541
Noncontrolling interests	886	58,914			59,800

Total equity	367,640	292,470		(230,769)	429,341

Total liabilities and equity	$1,501,141	$449,828		$(232,503)	$1,718,466

Condensed Combining and Consolidating Statement of Cash Flows

Nine Months Ended September 30, 2011

(in thousands, unaudited)

	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Combining and Consolidating Adjustments	Total
Cash Flows from Operating Activities:
Net income (loss)	$12,003	$63,902	$(8,262)	$(16,263)	$51,380
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss on firm purchase commitment	—	—	18,544		18,544
Depreciation, depletion and amortization	—	36,917	5,460		42,377
Deferred income tax expense (benefit)	(3,473)	18,103	—		14,630
Payments less than expense for retirement plans	—	267	—		267
Equity in earnings of subsidiaries	(18,453)	2,190	—	16,263	—
Changes in working capital pertaining to operating activities:
Accounts receivable	—	(11,394)	7,237		(4,157)
Inventories	—	(68,259)	(44,563)		(112,822)
Accounts payable and accrued liabilities	6,761	45,009	2,134		53,904
Taxes payable	—	(1,482)	(754)		(2,236)
Other	7,330	(8,280)	(2,258)		(3,208)

Net cash provided (used in) by operating activities	4,168	76,973	(22,462)	—	58,679

Cash Flows from Investing Activities:
Capital expenditures	—	(183,965)	(252)		(184,217)
Acquisition of business, net of cash received	—	(37,575)	—		(37,575)

Net cash used in investing activities	—	(221,540)	(252)	—	(221,792)

Cash Flows from Financing Activities:
Proceeds from issuance of long-term debt	698,500	—	—		698,500
Debt issuance costs	(18,874)	—	—		(18,874)
Repayment of long-term debt	(750)	—	—		(750)
Purchase of noncontrolling interest in Indiana Harbor facility		(34,000)	—		(34,000)
Net increase (decrease) in advances from affiliate	(683,043)	272,425	(2,165)		(412,783)
Repayments of notes payable assumed in acquisition		(2,315)	—		(2,315)
Increase in payable to affiliate		7,150	(1,871)		5,279
Cash distributions to noncontrolling interests in cokemaking operations		—	(1,186)		(1,186)

Net cash provided by (used in) financing activities	(4,167)	243,260	(5,222)	—	233,871

Net increase (decrease) in cash and cash equivalents	1	98,693	(27,936)		70,758
Cash and cash equivalents at beginning of period	—	10	40,082		40,092

Cash and cash equivalents at end of period	$1	$98,703	$12,146	$—	$110,850

Condensed Combining and Consolidating Statement of Cash Flows

Nine Months Ended September 30, 2010

(in thousands, unaudited)

	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Combining and Consolidating Adjustments	Total
Cash Flows from Operating Activities:
Net income	$121,204	$30,335	$(20,310)	$131,229
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	30,515	5,317		35,832
Deferred income tax expense	10,869	16		10,885
Payments in excess of expense for retirement plans	(3,081)	—		(3,081)
Equity in earnings of subsidiaries	(20,310)	—	20,310	—
Changes in working capital pertaining to operating activities:
Accounts receivable	(3,787)	45,781		41,994
Inventories	5,505	(6,858)		(1,353)
Accounts payable and accrued liabilities	25,804	16,786		42,590
Taxes payable	2,182	654		2,836
Other	(6,755)	(252)		(7,007)

Net cash provided by operating activities	162,146	91,779	—	253,925

Cash Flows from Investing Activities:
Capital expenditures	(134,438)	(1,395)		(135,833)
Proceeds from sales of assets	72	—		72

Net cash used in investing activities	(134,366)	(1,395)	—	(135,761)

Cash Flows from Financing Activities:
Net decrease in advances from affiliate	(57,535)	(56,101)		(113,636)
Increase in payable to affiliate	29,764	532		30,296
Cash distributions to noncontrolling interests in cokemaking operations	—	(19,296)		(19,296)

Net cash used in financing activities	(27,771)	(74,865)	—	(102,636)

Net increase in cash and cash equivalents	9	15,519	—	15,528
Cash and cash equivalents at beginning of period	1	2,740		2,741

Cash and cash equivalents at end of period	$10	$18,259	$—	$18,269

SUNCOKE ENERGY, INC.

EXCHANGE OFFER FOR

7 5/8% SENIOR NOTES DUE 2019

FOR

A LIKE PRINCIPAL AMOUNT OF OUTSTANDING

7 5/8% SENIOR NOTES DUE 2019

No person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, any information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in the affairs of SunCoke Energy, Inc. since the date of this prospectus.